Filed pursuant to Rule 424(b)(5) under the Securities Act of 1933
Commission File No. 333-140274
and No. 333-140275
$600,000,000
Compagnie Générale de Géophysique-Veritas
$200,000,000 7 1/2% Senior Notes due 2015
$400,000,000 7 3/4% Senior Notes due 2017
Guaranteed on a senior basis by certain subsidiaries

         We are offering an additional $200,000,000 principal amount of our 7 1/2% Senior Notes due 2015 (the “additional notes”) and $400,000,000 principal amount of our 7 3/4% Senior Notes due 2017 (the “new notes”, and together with the additional notes, the “notes”).
The Additional Notes
         The additional notes will mature on May 15, 2015. We will pay interest on the additional notes each May 15 and November 15. We will make the first payment on May 15, 2007 for interest accrued and unpaid from November 15, 2006. The additional notes constitute a further issuance of our 7 1/2% Senior Notes due 2015 first issued in a principal amount of $165,000,000 on April 28, 2005 and issued in an additional principal amount of $165,000,000 on February 3, 2006 (together, the “existing notes”). The sales of the existing notes were not registered under the Securities Act of 1933 but were the subject of subsequent exchange offers for identical notes registered with the Securities and Exchange Commission. The additional notes and the existing notes will be treated as the same series of notes under the indenture dated April 28, 2005 pursuant to which the existing notes were issued.
         We may redeem all or a part of the additional notes at any time on or after May 15, 2010 at the redemption prices described in this prospectus. We may redeem up to 35% of the aggregate principal amount of the existing notes and the additional notes prior to May 15, 2008 using the proceeds of certain equity offerings. At any time prior to May 15, 2010, we may redeem all or part of the additional notes at a redemption price equal to 100% of the principal amount of the additional notes plus the applicable premium described in this prospectus. We may also redeem all, but not less than all, of the additional notes at a redemption price equal to 100% of the principal amount of the additional notes in the event of certain changes in tax laws. If we undergo a change of control, each holder may require us to repurchase all or a portion of the additional notes at 101% of the principal amount thereof, plus accrued and unpaid interest.
The New Notes
         The new notes will mature on May 15, 2017. We will pay interest on the new notes each May 15 and November 15. We will make the first payment on May 15, 2007 for interest accrued and unpaid from the issue date of the new notes. The new notes will be issued pursuant to a new indenture. We may redeem all or a part of the new notes at any time on or after May 15, 2012 at the redemption prices described in this prospectus. We may redeem up to 35% of the new notes prior to May 15, 2010 using the proceeds of certain equity offerings. At any time prior to May 15, 2012, we may redeem all or part of the new notes at a redemption price equal to 100% of the principal amount of the new notes plus the applicable premium described in this prospectus. We may also redeem all, but not less than all, of the new notes at a redemption price equal to 100% of the principal amount of the new notes in the event of certain changes in tax laws. If we undergo a change of control, each holder may require us to repurchase all or a portion of the new notes at 101% of the principal amount thereof, plus accrued and unpaid interest.

         The notes will be our senior unsecured obligations and will be initially guaranteed on a senior unsecured basis by certain of our subsidiaries. The notes will rank equally in right of payment with all our other existing and future senior unsecured indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The notes and the subsidiary guarantees will be effectively subordinated to all our secured obligations and all secured obligations of our subsidiaries that guarantee the notes to the extent of the value of the collateral. The notes will also be effectively junior to all obligations of our subsidiaries that do not guarantee the notes.
         Application has been made to admit the notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market (“Euro MTF”).

Investing in the notes involves risks. See “Risk Factors” beginning on page 22.

		Underwriting	Proceeds (before
	Price to	discounts	expenses) to
	public(1)	and commissions	issuer(1)

Per additional note	100.00%	1.75%	98.25%
Total	$200,000,000	$3,500,000	$196,500,000
Per new note	100.00%	1.75%	98.25%
Total	$400,000,000	$7,000,000	$393,000,000

(1)	In the case of the additional notes, plus accrued and unpaid interest from and including November 15, 2006 to but excluding the delivery date and in the case of the new notes, plus accrued and unpaid interest from and including the issue date of the new notes to but excluding the delivery date.
         Delivery of the notes in book-entry form will be made on or about February 9, 2007.
         Neither the Securities and Exchange Commission, any state securities commission nor any non-U.S. securities authority has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Sole Bookrunner and Lead Manager
Credit Suisse
Joint Lead Managers

BNP PARIBAS	Natexis Bleichroeder Inc.
Co-Managers

Calyon Securities	SOCIETE GENERALE
The date of this prospectus is February 2, 2007.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities and may only be used for the purposes for which it has been published. The information in this document may only be accurate on the date of this document.
      In connection with this offering, Credit Suisse Securities (Europe) Limited may over-allot or effect transactions for a limited period of time with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, Credit Suisse Securities (Europe) Limited is not obliged to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.
NOTICE TO INVESTORS
      CGGVeritas, having made all reasonable inquiries, confirms to the best of its knowledge, information and belief that the information contained in this prospectus with respect to CGGVeritas and its consolidated subsidiaries and affiliates taken as a whole and the notes offered hereby is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed in this document are honestly held and that there are no other facts the omission of which would make this prospectus as a whole misleading in any material respect. Subject to the following paragraph, CGGVeritas accepts responsibility for the information contained in this prospectus.
      The information contained under the section “Exchange Rates” includes extracts from information and data publicly released by official and other sources. While we accept responsibility for accurately summarizing the information concerning exchange rate information, we accept no further responsibility in respect of such information. The information set out in relation to sections of this prospectus describing clearing and settlement arrangements, including the sections entitled “Description of the Additional Notes — Book Entry, Delivery and Form” and “Description of the New Notes — Book Entry, Delivery and Form”, is

i

subject to any change or reinterpretation of the rules, regulations and procedures of Cede & Co., Euroclear Bank S.A./ N.V. (“Euroclear”) or Clearstream Banking, sociètè anonyme (“Clearstream”) currently in effect. While we accept responsibility for accurately summarizing the information concerning Cede & Co., Euroclear and Clearstream, we accept no further responsibility in respect of such information. In addition, this prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.
      We are providing this prospectus only to prospective purchasers of the notes. You should read this prospectus before making a decision whether to purchase any notes.
      This prospectus does not constitute an offer to sell or an invitation to subscribe for or purchase any of the notes in any jurisdiction in which such offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation. No action has been, or will be, taken to permit a public offering in any jurisdiction where action would be required for that purpose, other than the United States. Accordingly, the notes may not be offered or sold, directly or indirectly, and this prospectus may not be distributed, in any jurisdiction except in accordance with the legal requirements applicable to such jurisdiction. You must comply with all laws that apply to you in any place in which you buy, offer or sell any notes or possess this prospectus. You must also obtain any consents or approvals that you need in order to purchase, offer or sell any notes or possess or distribute this prospectus. We and the underwriters are not responsible for your compliance with any of the foregoing legal requirements.
      We are not, the underwriters are not, and none of our respective representatives are making an offer to sell the notes in any jurisdiction except where an offer or sale is permitted. You should understand that you will be required to bear the financial risks of your investment for an indefinite period of time. This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that this information is accurate or complete. The underwriters named in this prospectus make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained or incorporated by reference in this prospectus is, or shall be relied upon as, a promise or representation by the underwriters with respect to the notes as to the past or the future.
      The information contained in this prospectus speaks as of the date hereof. Neither the delivery of this prospectus at any time after the date of publication nor any subsequent commitment to purchase the notes shall, under any circumstances, create an implication that there has been no change in the information set forth in this prospectus or in our business since the date of this prospectus.
      We are not, the underwriters are not, and none of our respective representatives are making any representation to you regarding the legality of an investment in the notes by you under any legal, investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business, tax or other advice. You should consult your own attorney, business advisor and tax advisor for legal, financial, business and tax and related aspects of an investment in the notes. You are responsible for making your own examination of us and our business and your own assessment of the merits and risks of investing in the notes.
      The notes will be issued in the form of one or more global notes, which will be deposited with, or on behalf of, a common depositary for the accounts of Cede & Co., Euroclear and Clearstream. Beneficial interests in the global notes will be shown on, and transfers of beneficial interests in the global notes will be effected only through, records maintained by Cede & Co., Euroclear and/or Clearstream and their participants, as applicable. See “Description of the Additional Notes — Book Entry, Delivery and Form” and “Description of the New Notes — Book Entry, Delivery and Form”.
      This prospectus sets out the procedures of Cede & Co., Euroclear and Clearstream in order to facilitate the original issue and subsequent transfers of interests in the notes among participants of Euroclear and Clearstream. However, neither Cede & Co., Euroclear nor Clearstream is under any obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued by either of them at any time. We will not, nor will any of our agents, have responsibility for the performance of the respective obligations of Cede & Co., Euroclear, Clearstream or their respective participants under the rules and procedures governing their operations, nor will we or our agents have any responsibility or liability for any aspect of the records relating to, or payments made on account of, book-entry interests held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to these book-entry interests. Investors wishing to use these clearing systems are advised to confirm the continued applicability of their rules, regulations and procedures.
      We reserve the right to withdraw this offering of the notes at any time. We and the underwriters also reserve the right to reject any offer to purchase the notes in whole or in part for any reason or no reason and to allot to any prospective purchaser less than the full amount of the notes sought by it. The underwriters and certain of their respective related entities may acquire, for their own accounts, a portion of the notes.
      This prospectus has not received the visa of the French Autorité des Marchés Financiers (“AMF”) and accordingly may not be used in connection with any offer or sale of the notes to the public in France.
      This prospectus has been prepared on the basis that all offers of notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of notes. Accordingly any person making or intending to make any offer within the EEA of notes which are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters which constitute the final placement of notes contemplated in this prospectus.
      Each person in a Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) who receives any communication in respect of, or who acquires any notes under, the offering contemplated in this prospectus will be deemed to have represented, warranted and agreed to with each underwriter and us that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons. For the purposes of this representation, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own adviser.

WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. In accordance with the Exchange Act, we electronically file reports, including annual reports on Form 20-F and interim reports on Form 6-K, and other information with the Securities and Exchange Commission.
      You may obtain these reports and other information by sending a written request to CGGVeritas, Tour Maine-Montparnasse, 33 avenue de Maine, BP 191, 75755 Paris CEDEX 15, France, Attention: Investor Relations Officer, Telephone: (33) 1 64 47 45 00.
      You can inspect and copy these reports, and other information, without charge, at the Public Reference Room of the Commission located at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.
      In addition, you can inspect material filed by CGG, Veritas and CGGVeritas at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which American Depositary Shares representing shares of our common stock are listed. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the Exchange Act.
      All information referred to above will, for so long as the notes are listed on the Luxembourg Stock Exchange, also be available, without charge, at the specified office of the Paying Agent in Luxembourg during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this prospectus.
      On January 12, 2007, following the completion of the merger with CGG, Veritas was delisted from the New York Stock Exchange and filed a Form 15 to terminate its registration and reporting obligations under the Exchange Act.
PRESENTATION OF INFORMATION
      In this prospectus, references to “United States” or “U.S.” are to the United States of America, references to “U.S. dollars” or “$” are to United States dollars, references to “France” are to the Republic of France, references to “Norway” are to the Kingdom of Norway, references to “NOK” are to Norwegian kroner and references to “euro” or “€” are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Union.
      Unless otherwise indicated, statements in this prospectus relating to market share, ranking and data are derived from management estimates based, in part, on independent industry publications, reports by market research firms or other published independent sources. Any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.
      As used in this prospectus “CGG” refers to Compagnie Générale de Géophysique and its subsidiaries, except as otherwise indicated, “Veritas” refers to Veritas DGC Inc. and its subsidiaries before the merger between CGG and Veritas and to CGGVeritas Services Inc. following such merger, except as otherwise indicated, and “CGGVeritas”, “we”, “us” and “our” refer to Compagnie Générale de Géophysique-Veritas and its subsidiaries, except as otherwise indicated.

INCORPORATION BY REFERENCE
      The Commission allows us to “incorporate by reference” the information we file with the Commission in other documents, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the Commission after the date of this prospectus and incorporate by reference herein automatically updates and supersedes this prospectus and information previously incorporated by reference herein.
      We incorporate by reference the following document that we have previously filed with the Commission:

SEC Filing	Filing Date

CGG’s Form 20-F for the fiscal year ended December 31, 2005	May 9, 2006
      In addition, we incorporate by reference each of the following documents that we will file with the Commission (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the rules of the Commission) between the date of this prospectus and termination of the offering of the notes:

•	all annual reports on Form 20-F we file with the Commission; and

•	any future reports furnished on Form 6-K that indicate that they are incorporated by reference in this prospectus.
      You may obtain a copy of any of the documents referred to above (excluding exhibits) at no cost by contacting us at the following address:

Compagnie Générale de Géophysique-Veritas
Tour Maine-Montparnasse
33 avenue de Maine
BP 191
75755 Paris CEDEX 15
Attention: Investor Relations Officer
Tel: (33) 1 64 47 45 00
      In addition, for so long as the notes are listed on the Luxembourg Stock Exchange, you may obtain a copy of any of the documents referred to above (excluding exhibits) at no cost during usual business hours on any weekday (except Saturdays, Sundays and public holidays) at the specified offices of the Paying Agent in Luxembourg.
      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

v

FORWARD-LOOKING STATEMENTS
      This prospectus includes “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties, including, without limitation, certain statements made in the sections entitled “Our Business”, “Business of CGG”, “Business of Veritas” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. You can identify forward-looking statements because they contain words such as “believes”, “expects”, “may”, “should”, “seeks”, “approximately”, “intends”, “plans”, “estimates”, or “anticipates” or similar expressions that relate to our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We have based these forward-looking statements on our current views and assumptions about future events. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.
      Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our actual results include:

•	our ability to develop an integrated strategy for CGGVeritas;

•	difficulties and delays in achieving synergies and cost savings;

•	our substantial indebtedness;

•	changes in international economic and political conditions and, in particular, in oil and gas prices;

•	exposure to the credit risk of customers;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the complexity of products sold;

•	changes in demand for seismic products and services;

•	the effects of competition;

•	the social, political and economic risks of our global operations;

•	the costs and risks associated with pension and post-retirement benefit obligations;

•	changes to existing regulations or technical standards;

•	existing or future litigation;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the costs of compliance with environmental, health and safety laws;

•	the timing and extent of changes in currency exchange rates and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire, including Veritas;

•	our ability to monitor existing and targeted partnerships;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.
      We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus, including those described in the “Risk Factors” section of this prospectus.

PROSPECTUS SUMMARY
      This prospectus summary highlights selected information from this prospectus to help you understand our business and the terms of the notes. You should carefully read all of this prospectus, including the consolidated financial statements and related notes, to understand fully our business and the terms of the notes, as well as some of the other considerations that may be important to you in making your investment decision. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the notes is appropriate for you.
Compagnie Générale de Géophysique-Veritas
      We are a leading international provider of geophysical services and manufacturer of geophysical equipment. We provide geophysical services principally to oil and gas companies that use seismic imaging to help explore for, develop and manage oil and gas reserves by:

•	identifying new areas where subsurface conditions are favorable for the accumulation of oil and gas;

•	determining the size and structure of previously identified oil and gas fields; and

•	optimizing development and production of oil and gas reserves (reservoir management).
      We manufacture and sell our geophysical equipment primarily to other geophysical service companies.
      Following the merger with Veritas, we intend to continue CGG’s segmentation between geophysical services and products, and to organize our services business both into geographical operating segments for the western and eastern hemispheres, and into the following three business lines:

•	the land business line for land and shallow water seismic acquisition and non-exclusive (“multi-client”) library sales;

•	the offshore business line for marine seismic acquisition, multi-client library sales and related services; and

•	the processing & reservoir business line for seismic data processing, data management and reservoir studies.
      Our products segment, which conducts business primarily through our subsidiary Sercel Holding S.A. and its subsidiaries (“Sercel”), manufactures and sells seismic data acquisition equipment, both for land and offshore use.
      On a pro forma basis after giving effect to the merger and the financing transactions (as defined below), we would have had total revenue of €1,489.1 million and €1,470.1 million and operating income of €125.7 million and €289.6 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively under IFRS. See “Unaudited Pro Forma Condensed Combined Financial Information”.
      Our address is Tour Maine-Montparnasse, 33, avenue de Maine, BP 191, 75755 Paris Cedex 15, France, and our telephone number is +33 (0) 1 64 47 45 00.

Recent Developments

The Merger
      On January 12, 2007, CGG acquired Veritas (the “merger”) pursuant to an agreement and plan of merger dated September 4, 2006 (the “merger agreement”). In the merger, CGG issued an aggregate of 46.1 million ADSs and paid an aggregate of $1.5 billion in cash to holders of Veritas stock. Upon completion of the merger, CGG was renamed Compagnie Générale de Géophysique-Veritas (abbreviated as CGGVeritas).

Merger Rationale
      We believe a number of strategic factors support the merger, including the following:

•	the combination of CGG and Veritas took place in a strong business environment, as decreasing reserves of oil and gas companies have been coupled with growing energy consumption sustained by long-term demand, particularly in China and India;

•	the combination of CGG and Veritas creates a strong, global, pure-play seismic company, offering a broad range of seismic services, and, through Sercel, geophysical equipment to the industry across all markets;

•	the combination of CGG and Veritas brings together two companies with strong technological foundations in the geophysical services and equipment market, as both CGG and Veritas have a long tradition of providing seismic services both onshore and offshore;

•	the addition of Veritas’ fleet of seven vessels creates a combined seismic services business operating the world’s leading seismic fleet of 20 vessels, including 14 high capacity 3D vessels;

•	multi-client services benefits from two complementary, recent vintage, well-positioned seismic data libraries;

•	CGG’s and Veritas’ respective offerings for land acquisition services represent strong geographical and technological complementarities for high-end positioning and further development of local partnerships;

•	CGG’s and Veritas’ respective positions in data processing and imaging as well as the skills and reputation of their experts and geoscientists, allow us to create the industry reference in this segment, with particular strengths in advanced technologies such as depth imaging, 4D processing and reservoir characterization as well as a close link with clients through dedicated centers;

•	the merger will not affect Sercel’s open technology approach. Sercel will pursue its strategy of maintaining leading edge technology, offering new generations of differentiating products and focusing on key markets; and

•	with a combined workforce of approximately 7,000 staff operating worldwide, including Sercel, CGGVeritas will, through continued innovation, be an industry leader in seismic technology, services and equipment with a broad base of customers, including independent, international and national oil companies.
      For a more complete discussion of the merger, see “The Veritas Merger”.

Bridge Loan and Senior Credit Facilities
      In order to finance a portion of the cash merger consideration, on January 12, 2007, CGG drew $700 million under a senior secured bridge loan facility (the “bridge loan facility”) guaranteed by certain of our subsidiaries. We intend to use the net proceeds from this offering plus cash on hand to repay in full the bridge loan facility.
      Also on January 12, 2007, Volnay Acquisition Co. I (which was subsequently merged with Veritas and Volnay Acquisition Co. II, with the surviving entity renamed CGGVeritas Services Inc.) and CGG entered into a senior credit agreement (the “senior facilities”), pursuant to which CGGVeritas Services Inc. borrowed $1 billion under a senior secured term loan (the “term loan facility”) principally for the purpose of financing the remaining portion of the cash component of the consideration for the merger and obtained a $115 million senior secured revolving facility (the “U.S. revolving facility”). Aggregate commitments under the U.S. revolving facility were increased to $140 million on January 26, 2007. The senior facilities are guaranteed by us and certain of our subsidiaries.
      We are also planning to enter into a senior secured revolving credit facility (the “French revolving facility”), guaranteed by certain of our subsidiaries, of up to $200 million for working capital purposes.

      For a description of the credit facilities above, see “Description of Certain Indebtedness”.
      The borrowings under the term loan facility and the bridge loan facility and the issuance of the notes offered hereby and the use of proceeds therefrom are collectively referred to in this prospectus as the “financing transactions”.
Our Business
      Services accounted for 64% and Products accounted for 36% of CGG’s consolidated operating revenue for the year ended December 31, 2005. Service operations accounted for 98% and Veritas Hampson-Russell (VHR), Veritas’ proprietary software business, accounted for 2% of Veritas’ consolidated revenues for the year ended July 31, 2006. Veritas provides geophysical services and geophysical software products but does not manufacture geophysical equipment.
      The tables below present CGG’s operating revenue (in euros) by business line for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004 under IFRS and Veritas’ revenues (in U.S. dollars) by business line for the three months ended October 31, 2006 and the fiscal years ended July 31, 2006, 2005 and 2004 under U.S. GAAP.

	Nine months
	ended
	September 30,		Year ended December 31,

	2006		2005		2004

	(in € millions, except percentages)
CGG — Operating Revenue by Business
Land	96.9	10%	119.8	14%	77.3	11%
Offshore	404.1	42%	319.5	37%	205.7	30%
Processing and Reservoir	102.3	11%	113.0	13%	105.0	15%
Total Services	603.3	63%	552.3	64%	388.0	56%
Products	352.3	37%	317.6	36%	299.4	44%

Total	955.6	100%	869.9	100%	687.4	100%

	Three
	months
	ended
	October 31,		Year ended July 31,

	2006		2006		2005		2004

	(in $ millions, except percentages)
Veritas — Revenues by Business
Land	85.4	37%	286.9	35%	195.5	31%	200.7	36%
Offshore	105.7	46%	405.1	49%	331.4	52%	272.7	48%
Processing and Reservoir	34.6	15%	110.6	14%	90.9	14%	75.7	13%
Total Services	225.7	98%	802.6	98%	617.8	97%	549.1	97%
VHR	5.1	2%	19.6	2%	16.2	3%	15.4	3%

Total	230.8	100%	822.2	100%	634.0	100%	564.5	100%

      The tables below present CGG’s operating revenue (in euros) by region for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004 under IFRS and Veritas’ revenues (in U.S. dollars) by region for the three months ended October 31, 2006 and fiscal years ended July 31, 2006, 2005 and 2004 under U.S. GAAP.

	Nine months
	ended
	September 30,		Year ended December 31,

	2006		2005		2004

	(in € millions, except percentages)
CGG — Operating Revenue by Region
Americas	314.0	33%	291.7	34%	207.7	30%
Asia Pacific/Middle East	313.2	33%	297.3	34%	274.5	40%
Europe	229.4	24%	190.3	22%	138.2	20%
Africa	99.0	10%	90.6	10%	67.0	10%

Total	955.6	100%	869.9	100%	687.4	100%

	Three
	months
	ended
	October 31,		Year ended July 31,

	2006		2006		2005		2004

	(in $ millions, except percentages)
Veritas — Revenues by Region
Americas	143.4	62%	552.4	67%	397.8	63%	390.6	70%
Asia Pacific/Middle East	41.9	18%	138.2	17%	124.9	20%	81.3	14%
Europe	44.8	20%	93.6	11%	71.9	11%	79.2	14%
Africa	0.7	—	38.0	5%	39.4	6%	13.3	2%

Total	230.8	100%	822.2	100%	634.0	100%	564.5	100%

Land
      We believe we are a leading land seismic contractor, particularly in difficult terrain. Land seismic acquisition includes all seismic surveying techniques where the recording sensor is either in direct contact with, or in close proximity to, the ground. Our land business line offers integrated services, including the acquisition and processing of seismic data on land, in transition zones and on the ocean floor (seabed surveys). As at September 30, 2006, CGG had 12 land crews performing specialized 3D and 2D seismic surveys, all of which were recording data. During its fiscal year 2006, Veritas had an average of 12 land crews in operation. As at December 31, 2005, CGG’s land survey equipment had a combined recording capacity of approximately 59,000 channels. As at July 31, 2006, Veritas’ land survey equipment had a combined recording capacity of approximately 52,000 channels. We have developed partnerships with local seismic acquisition companies in several countries, including Saudi Arabia, Indonesia and Libya. We bring to these partnerships our international expertise, technical know-how, equipment and experienced key personnel as needed, while local partners provide their logistical resources, equipment and knowledge of the environment and local market. We are also continuing to invest in Veritas’ non-exclusive land seismic data libraries.
      Land activities accounted for 14% of CGG’s consolidated operating revenue and 35% of Veritas’ consolidated revenues, for the years ended December 31, 2005 and July 31, 2006, respectively.

Offshore
      We provide a full range of 3D marine seismic services, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil, as well as in the Asia-Pacific region. The capacity to both acquire and process marine seismic data is an important element of our overall strategy to maintain and develop our leading position in marine seismic data acquisition and processing. We currently operate a combined fleet of 20 vessels, including 14 high capacity 3D vessels. Capacity in the combined fleet is balanced between large (more than 10 streamers), medium (six to eight streamers) and smaller sizes, with all vessels equipped with Sercel’s solid or fluid streamers. Time charters allow us to change vessels in order to keep pace with market developments and provide us with the security of continued access to vessels without the significant investment required for ownership.
      We undertake both exclusive and multi-client marine surveys. When we acquire marine seismic data on an exclusive basis, the customer contracts to pay for and directs the scope and extent of the survey and retains ownership of the data obtained. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West Africa, the Mediterranean Sea and the North Sea, we also undertake multi-client surveys, in which we fund the survey ourselves and retain ownership of the seismic data. This enables us to provide multiple companies access to the data by way of license. As a result, we have the potential to obtain multiple and higher revenues, while our customers who license the data have the opportunity to pay lower prices. Multi-client surveys accounted for 42% of CGG’s offshore operating revenue in 2005 and 40% in the nine months ended September 30, 2006. In the fiscal year ended July 31, 2006, and the three months ended October 31, 2006, 60% and 61%, respectively of Veritas’ marine revenues came from multi-client work.
      Offshore activities accounted for 37% of CGG’s consolidated operating revenue and 49% of Veritas’ consolidated revenues for the years ended December 31, 2005 and July 31, 2006, respectively.

Processing & Reservoir
      We provide seismic data processing and reservoir services through our network of 30 data processing centers and reservoir teams located around the world. Our seismic data processing operations transform seismic data acquired in the field into 2D cross-sections, or 3D images of the earth’s subsurface or 4D time-lapse seismic data using Geocluster and Hampson-Russell software, our proprietary seismic software, or third party applications. These images are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, selecting drilling sites and managing producing reservoirs. We process seismic data acquired by our land and marine acquisition crews as well as seismic data acquired by non-affiliated third parties. Marine seismic data has been a significant source of the growth in demand for our data processing services and represents over two-thirds of the operating revenues generated in our processing centers. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images. We also license our proprietary software to companies wishing to do their own geophysical interpretation.
      We complement our network of international centers with regional multi-client centers and dedicated centers that bring processing facilities within our clients’ premises. Fifteen of our data processing centers are “dedicated” centers that are located in clients’ offices. We believe that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work. They also allow us to provide clients with a high level of service. These centers enable our geoscientists to work directly with clients and tailor our services to meet individual clients’ needs.
      We also operate four visualization centers that allow teams of our customers’ geoscientists and engineers to view and interpret large volumes of 3D data.
      Processing and reservoir activities accounted for 13% of CGG’s consolidated operating revenue and 14% of Veritas’ consolidated revenues for the years ended December 31, 2005 and July 31, 2006, respectively.
Products
      We conduct our equipment development and production operations through Sercel. We believe Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets. Sercel’s principal product line is seismic recording equipment, particularly the 408UL 24-bit recording systems. Sercel is operated as an independent division and makes most of its sales to third-party purchasers. Veritas provides geophysical software but does not produce geophysical equipment.
      Sercel currently operates eight seismic equipment manufacturing facilities, located in Nantes, Saint Gaudens and Toulon in France, Houston, Sydney, Singapore, Alfreton in England and Calgary. In China, Sercel operates its activities through Sercel-JunFeng Geophysical Equipment Co Ltd, based in Hebei (China), in which Sercel acquired a 51% interest in 2004 and through Xian-Sercel a manufacturing joint venture with XPEIC (Xian Petroleum Equipment Industrial Corporation), in which Sercel holds a 40% interest. In addition, two sites in Massy and Brest (France) are dedicated to borehole tools and submarine acoustic instrumentation, respectively.
      Purchases by CGG of geophysical equipment from Sercel have historically been included in intragroup sales. Prior to the merger, Veritas was a customer of Sercel and following the merger, purchases by Veritas of geophysical equipment from Sercel are also included in intragroup sales.
      Products accounted for 36% of CGG’s consolidated operating revenue for the year ended December 31, 2005.
Our Strategy
      We intend to continue to strengthen our competitive position in the global geophysical services and products markets by capitalizing on growth opportunities resulting from both the application of new technologies in every sector of the oil and gas business — from exploration to production and reservoir management — and from our diversified geographic presence. See “Our Business — Our Strategy”.
      To achieve this objective, we have adopted the following strategies:
• Develop Technological Synergies for Products and Capitalize on New Generation Equipment.
      We believe Sercel is the leading producer of land, marine and subsea geophysical equipment, particularly in difficult terrain. We plan to continue developing synergies among the technologies available within Sercel and to capitalize fully on our position as a market leader. Through internal expenditures on research and development, we seek to improve existing products and maintain an active new product development program in all segments of the geophysical equipment market (land, marine and ocean-bottom).
• Develop and Utilize Innovative Technology.
      The industry is increasingly demanding clearer seismic imaging and better visibility, particularly underneath salt layers. We expect recent technologies such as multi-azimuth, multi-component (3C/4C) surveys and time-lapse (4D) surveys to become increasingly important for new production-related applications, particularly in the marine sector, and expect specialized recording equipment for difficult terrain to become more important in land seismic data acquisition, particularly in transition zones and shallow water. We believe that the combined technology and know-how of CGG and Veritas will strengthen research and development capabilities to best serve our client base.
• Emphasize Client Service.
      There is an industry trend towards higher quality outsourcing in the selection of third-party service providers. We plan to continue our client service strategy through: individually tailoring our data acquisition operations; expanding regional multi-client and dedicated on-site processing centers; recruiting and training customer-oriented service staff; organizing client training seminars focused on our products and services; developing easy access to our multi-client data library through the application of e-business technologies; developing corporate contracts with our main clients; and gaining access to new data acquisition markets, such as subsea and newly opening territories.

• Provide Integrated Services.
      We are committed to providing clients with a full array of seismic data services, from acquisition and processing to data interpretation and management. We believe that integration of compatible technology and equipment increases the accuracy of data acquisition and processing, enhances the quality of our client service and thereby improves productivity in oil and gas exploration and production.
• Exploit Strong Data Libraries.
      We intend to take advantage of the complementary, recent vintage, well positioned seismic data libraries of CGG and Veritas. For example, in the Gulf of Mexico, Veritas’ data library is positioned in the Western and Central Gulf while CGG’s data library is in the Central and Eastern Gulf. Data merging from the CGG and Veritas libraries will provide potential for cross imaging enhancement and value creation by applying the latest processing software development to achieve an optimal image. Onshore, Veritas’ land library offers additional potential in North America. Our combined library is a strength in a market where a global library portfolio is increasingly attractive to clients.
• Develop Reservoir Applications.
      Seismic data is mainly used by oil and gas companies for exploration purposes. However, we are progressively extending our core business towards compiling and analyzing seismic data of existing reservoirs. Through high-resolution images and our expertise in 4D seismic and permanent monitoring, we aim to assist hydrocarbon producers in better characterizing and predicting the static properties and dynamic behavior of their reservoirs.
Industry Conditions
      Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices.
      We believe that the outlook for the geophysical services sector and the demand for geophysical products is fundamentally positive for a number of reasons:

•	Economic growth, particularly in more active regions such as Asia (notably China and India) and Brazil, is generating increased energy demand and leading to higher energy prices and increased exploration efforts;

•	The need to replace depleting reserves and maximize the recovery of oil in existing reservoirs should encourage capital expenditures by companies engaged in exploration and production, which we expect will benefit the seismic industry;

•	The scope of application of geophysical services has considerably increased over the last several years as a result of significant research and development efforts. Geophysical services can now potentially be applied to the entire sequence of exploration, development and production as opposed to exploration only. This is particularly true with technologies such as 4D (time lapse seismic data); and

•	The depth and duration of the contraction in the geophysical sector between 1999 and 2004 may have increased awareness among geophysical service providers of the risks related to market overcapacity.
      We believe that the merger puts us in a strong position to benefit from these industry conditions. See “The Veritas Merger — Merger Rationale”.

SUMMARY FINANCING STRUCTURE
      The following diagram summarizes our financing structure and debt obligations after giving effect to the merger and the financing transactions. We have listed below only our subsidiaries that guarantee the senior facilities and the notes (with the exception of Sercel Canada Ltd., which does not guarantee the senior facilities). We expect that each of these subsidiaries (other than Sercel Canada Ltd.) will also guarantee the French revolving facility. Our other subsidiaries, which will not initially guarantee the notes, have no obligation to pay amounts due on the notes. As a result, the notes are effectively subordinated to existing and future third party indebtedness and other liabilities of those non-guarantor subsidiaries. See “Risk Factors — Risks Related to the Notes — Your right to receive payments on the notes is effectively junior to most of our existing indebtedness and possibly all of our future borrowings”. For a summary of the debt obligations identified in this diagram, please see “Description of the Additional Notes”, “Description of the New Notes” and “Description of Certain Indebtedness”.

Notes:

(1)	We intend to enter into the French revolving facility of $200 million. To secure the obligations under the French revolving facility, we and our subsidiaries acting as guarantors under the senior facilities intend to grant the same guarantees and security interests as were granted to secure the obligations under the senior facilities.

(2)	The senior facilities include the U.S. revolving facility of $140 million. There are no drawings under the U.S. revolving facility as of the date of this prospectus. The senior facilities are guaranteed by us and the initial guarantors of the notes shown in the diagram above, other than Sercel Canada Ltd. As security for CGGVeritas Services Inc.’s obligations under the senior facilities, we have pledged first-priority security in the shares of CGGVeritas Services Inc. and certain of our other first-tier subsidiaries, as well as material first-tier subsidiaries of Veritas. In addition, certain guarantors have provided (or will provide) first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain vessels, real property, mineral rights, deposit accounts and intellectual property.

(3)	CGG issued, on April 28, 2005 and February 3, 2006, an aggregate of $330 million of its 7 1/2% Senior Notes due 2015. The additional notes are being issued as part of the same series as such notes and pursuant to the same indenture governing such notes.

SUMMARY OF THE OFFERING

The Issuer	Compagnie Générale de Géophysique-Veritas
Securities Offered

Additional notes	$200,000,000 aggregate principal amount of 7 1/2% Senior Notes due 2015 (the “additional notes”) issued under an indenture dated as of April 28, 2005. Notes in an aggregate principal amount of $330,000,000 have been previously issued under that indenture and are outstanding (the “existing notes”). The additional notes and the existing notes will be treated as the same series of notes under the indenture.

New notes	$400,000,000 aggregate principal amount of 7 3/4% Senior Notes due 2017 (the “new notes”, and together with the additional notes, the “notes”). The new notes will be issued under a new indenture.

Maturity

Additional notes	May 15, 2015.

New notes	May 15, 2017.

Interest

Additional notes	7 1/2% per annum, payable semi-annually in arrears on May 15 and November 15. Interest on the additional notes will accrue from and including November 15, 2006 and will be paid commencing on May 15, 2007.

New notes	7 3/4% per annum, payable semi-annually in arrears on May 15 and November 15. Interest on the new notes will accrue from and including the issue date and will be paid commencing on May 15, 2007.

Guarantees	Initially, the notes will be guaranteed on a senior unsecured basis by CGGVeritas Services Inc., Veritas DGC Land Inc., Veritas Geophysical Corporation, Veritas Investments Inc., Viking Maritime Inc., Veritas Geophysical (Mexico) LLC, Veritas DGC Asia Pacific Ltd. and Alitheia Resources Inc. (the “Veritas Guarantors”), Sercel Inc., Sercel Canada Ltd. and Sercel Australia Pty Ltd. (the “Sercel Guarantors”) and CGG Americas, Inc., CGG Canada Services Ltd. and CGG Marine Resources Norge A/ S (the “CGG Guarantors”, and together with the Veritas Guarantors and the Sercel Guarantors, the “Initial Guarantors”). Our other subsidiaries, including Exploration Resources, will not initially guarantee the notes and, in certain circumstances, we may elect to have the Sercel Guarantors released from their guarantees of the notes.

The Veritas Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, $384.1 million of revenues, $65.5 million of operating income and $49.5 million of net income in the year ended July 31, 2006 and held $807.9 million of total assets before consolidation entries as at July 31, 2006. They generated, before consolidation entries, $112.5 million of revenues, $15.2 million of operating income and

$20.4 million of net income in the three-month period ended October 31, 2006 and held $781.3 million of total assets before consolidation entries as at October 31, 2006.

The CGG Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €161.0 million of revenues, €49.8 million of operating income and €30.7 million of net income in the year ended December 31, 2005 and held €394.4 million of total assets before consolidation entries as at December 31, 2005. They generated, before consolidation entries, €194.2 million of revenues, €92.8 million of operating income and €54.7 million of net income in the nine-month period ended September 30, 2006 and held €402.1 million of total assets before consolidation entries as at September 30, 2006.

The Sercel Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €146.5 million of revenues, €10.9 million of operating income and €6.3 million of net income in the year ended December 31, 2005 and held €205.9 million of total assets before consolidation entries as at December 31, 2005. They generated, before consolidation entries, €229.3 million of revenues, €33.6 million of operating income and €22.3 million of net income in the nine-month period ended September 30, 2006 and held €208.7 million of total assets before consolidation entries as at September 30, 2006.

Ranking	The notes will be our senior unsecured obligations, ranking equally in right of payment with all our other existing and future senior unsecured indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The notes and the subsidiary guarantees will be effectively subordinated to all our secured obligations and all secured obligations of the subsidiaries that guarantee the notes, including any indebtedness under our senior facilities or under the French revolving facility, to the extent of the value of the collateral. In addition, the notes will be effectively subordinated to all current and future indebtedness and other obligations, including trade payables, of our subsidiaries that do not guarantee the notes. As at September 30, 2006, on a pro forma basis for the merger and the financing transactions, there would have been €947 million of outstanding indebtedness, including accrued interest, effectively senior to the notes, of which €926 million would have been secured. As at October 31, 2006, Veritas’ non-guarantor subsidiaries had no outstanding indebtedness. The Indentures permit us and our subsidiaries to incur additional indebtedness (including additional secured indebtedness), subject to certain conditions. See “Description of Certain Indebtedness”.

Optional Redemption

Additional notes	We may redeem all or a part of the additional notes at any time on or after May 15, 2010 at the redemption prices described in this prospectus. We may redeem up to 35% of the aggregate principal amount of the existing notes and the additional notes prior to May 15, 2008 using the proceeds of certain equity offerings. At any time prior to May 15, 2010, we may redeem all or part of the additional notes at a redemption price equal to 100% of the principal amount of the additional notes plus the applicable premium described in this prospectus.

New notes	We may redeem all or a part of the new notes at any time on or after May 15, 2012 at the redemption prices described in this prospectus. We may redeem up to 35% of the aggregate principal amount of the new notes prior to May 15, 2010 using the proceeds of certain equity offerings. At any time prior to May 15, 2012, we may redeem all or part of the new notes at a redemption price equal to 100% of the principal amount of the new notes plus the applicable premium described in this prospectus.

Change of Control	If we undergo a change of control, each holder may require us to repurchase all or a portion of the notes held by such holder at 101% of the principal amount thereof, plus accrued and unpaid interest.

Redemption for Changes in Tax Law	We will be required to pay additional amounts to the holders of the notes to compensate them for any amounts deducted from payments to them in respect of the notes on account of certain taxes and other governmental charges. If we become obliged to pay such additional amounts as a result of a change in law, the notes will be subject to redemption, in whole but not in part, at our option at a price equal to 100% of the principal amount of the notes.

Certain Covenants and Events of Default	Each of the indentures governing the notes contains certain covenants and events of default that, among other things, limit our ability and that of certain of our subsidiaries to:

• incur or guarantee additional indebtedness or issue preferred shares;

• pay dividends or make other distributions;

• purchase equity interests or redeem subordinated indebtedness early;

• create or incur certain liens;

• create or incur restrictions on the ability to pay dividends or make other payments to us;

• enter into transactions with affiliates;

• issue or sell capital stock of our subsidiaries;

• engage in sale-and-leaseback transactions; and

• sell assets or merge or consolidate with another company.

All of these limitations are subject to a number of important qualifications and exceptions. In addition, the starting dates for the calculation of the availability under the various “baskets” relating to restricted payments, indebtedness, liens and other covenants are the same as those under the indenture governing the existing notes, namely either January 1, 2005 or April 28, 2005 (depending on the particular basket).

If at any time the notes receive ratings of BBB- or higher from Standard & Poor’s and Baa3 or higher from Moody’s, and no default or event of default has occurred and is continuing, certain restrictions, covenants and events of default will cease to be applicable to the notes for so long as the notes maintain such ratings.

Taxation	Because the notes constitute obligations and are deemed to be issued outside the Republic of France for the purposes of Article 131 quater of the French tax code (Code général des impôts), payments of principal or interest on, and other revenues with respect to the notes will be entitled to the exemption from the withholding tax on interest set out under Article 125 A III of the French tax code. Accordingly, such payments do not give the right to any tax credit from any French source.

Use of Proceeds	We intend to use the net proceeds of the offering, plus cash on hand, to repay in full all amounts outstanding under the bridge loan facility used to finance the merger. See “Use of Proceeds” and “Description of Certain Indebtedness — Bridge Loan Facility”.

Listing	Application has been made to admit the notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF.

Governing Law	New York.

Trustee and Principal Paying Agent	The Bank of New York Trust Company, National Association.

Luxembourg Listing and Paying Agent	Dexia Banque Internationale à Luxembourg, société anonyme.
For further information regarding the notes, see “Description of the Additional Notes” and “Description of the New Notes”.
Risk Factors
      Investment in the notes offered hereby involves certain risks. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus before investing in the notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION OF CGG
      In accordance with regulations adopted by the European Union in July 2002, all companies incorporated under the laws of one of the member states of the European Union and whose securities are publicly traded within the European Union were required to prepare their consolidated financial statements for the fiscal year starting on or after January 1, 2005, on the basis of accounting standards issued by the International Accounting Standards Board. Therefore, in accordance with these requirements, CGG converted from using French generally accepted accounting principles to IFRS, as adopted by the European Union. As a first-time adopter of IFRS at January 1, 2005, CGG has followed the specific requirements described in IFRS 1, First Time Adoption of IFRS. The options selected for the purpose of the transition to IFRS are described in the notes to CGG’s audited consolidated financial statements included elsewhere in this prospectus. Effects of the transition on the balance sheet at January 1, 2004, the statement of income for the year ended December 31, 2004 and the balance sheet at December 31, 2004 are presented and discussed in Note 30 to CGG’s audited consolidated financial statements included elsewhere in this prospectus.
      The tables below set forth CGG’s summary historical consolidated financial and operating information:

•	as at and for the nine months ended September 30, 2006 and 2005 in accordance with both IFRS and U.S. GAAP;

•	as at and for the years ended December 31, 2005 and 2004 in accordance with IFRS; and

•	as at and for the years ended December 31, 2005, 2004 and 2003 in accordance with U.S. GAAP.
      The following summary historical consolidated financial information as at and for the years ended December 31, 2005 and 2004 is derived from CGG’s consolidated audited financial statements included elsewhere in this prospectus. CGG’s consolidated financial statements for the years ended December 31, 2005 and 2004 have been audited by Barbier Frinault & Autres Ernst & Young and Mazars & Guérard. The following summary historical consolidated financial information for the nine-month periods ended September 30, 2006 and 2005 is unaudited and is derived from CGG’s unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which CGG considers necessary for a fair presentation of its financial position and results of operations for these periods. The results of operations for the nine-month periods presented below are not necessarily indicative of the results for the full fiscal year.
      The tables should be read in conjunction with, and are qualified in their entirety by reference to, CGG’s consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — CGG Results of Operations” included elsewhere in this prospectus.
      IFRS differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and IFRS as they relate to CGG’s consolidated financial statements and a reconciliation to U.S. GAAP of CGG’s net income and shareholders’ equity for 2005 and 2004, see Note 31 to CGG’s audited consolidated financial statements included elsewhere in this prospectus and Note 3 to CGG’s unaudited consolidated financial statements included elsewhere in this prospectus.

As at and for the nine
months ended	As at and for the
September 30,	year ended
December 31,
2006	2005
(unaudited)	(unaudited)	2005	2004

(in € millions, except for
per share and ratio data)
Amounts in accordance with IFRS:
Statement of Operations Data:
Operating revenues	955.6	607.5	869.9	687.4
Other revenues from ordinary activities	1.4	1.2	1.9	0.4
Cost of operations	(636.7)	(473.2)	(670.0)	(554.0)
Gross profit	320.3	135.5	201.8	133.8
Research and development expenses, net	(27.8)	(23.6)	(31.1)	(28.8)
Selling, general and administrative expenses	(86.9)	(64.2)	(91.2)	(78.6)
Other revenues (expenses)	12.0	2.7	(4.4)	19.3
Operating income	217.6	45.0	75.1	45.7
Cost of financial debt, net	(19.2)	(26.7)	(42.3)	(27.8)
Derivative and other expenses on convertible bonds	(23.0)	(38.0)	(11.5)	(23.5)
Other financial income (loss)	(8.4)	1.3	(14.5)	0.8
Income taxes	(54.9)	(18.5)	(26.6)	(10.9)
Equity in income of affiliates	8.9	9.6	13.0	10.3
Net income (loss)	121.0	(27.3)	(6.8)	(5.4)
Attributable to minority interests	1.2	0.6	(1.0)	(1.0)
Attributable to shareholders	119.8	(27.9)	(7.8)	(6.4)
Net income (loss) per share:
Basic(1)	6.92	(2.37)	(0.64)	(0.55)
Diluted(2)	6.78	(2.37)	(0.64)	(0.55)
Other Ratios:
Ratio of earnings to fixed charges(3)	10.9	x	1.7	x	1.4	x	1.8	x
Balance Sheet Data (at period end):
Cash and cash equivalents	168.7	112.4	130.6
Working capital(4)	254.0	154.1	116.4
Property, plant & equipment, net	485.0	480.1	204.1
Multi-client surveys	69.8	93.6	124.5
Total assets	1,751.7	1,565.1	971.2
Financial debt(5)	430.8	400.3	249.6
Stockholders’ equity	850.5	698.5	393.2

	As at and for the nine
	months ended		As at and for the
	September 30,		year ended
			December 31,
	2006	2005
	(unaudited)	(unaudited)	2005		2004

	(in € millions, except for
	per share and ratio data)
Other Historical Financial Data:
ORBDA(6)	359.9	148.9	229.5		172.5
Capital expenditures (property, plant & equipment)(7)	117.2	75.4	125.1		49.8
Capital expenditures for multi-client surveys	38.9	19.2	32.0		51.1
Net debt(8)	273.0	500.5	297.2		121.8
Net debt(8)/ ORBDA(6)			1.3	x	0.7	x

	As at and for the
	nine months
	ended September 30,				As at and for the year ended
					December 31,
	2006		2005
	(unaudited)		(unaudited)		2005		2004		2003

	(in € millions, except for per share, ratio and operational data)
Amounts in accordance with U.S. GAAP:
Statement of Operations Data:
Operating revenues	967.7		601.6		860.8		709.5		645.6
Operating income	215.0		38.2		61.9		55.0		42.7
Net income (loss)	94.0		(15.3)		8.3		(20.2)		3.1
Per share amounts:
Basic common stock holder(1)	5.43		(1.30)		0.69		(1.73)		0.27
Diluted common stock holder(9)	5.32		(1.30)		0.67		(1.73)		0.26
Other Ratios:
Ratio of earnings to fixed charges(3)	8.8	x	2.0	x	1.6	x	1.4	x	0.5	x

Balance Sheet Data (at period end):
Total assets	1,751.2				1,573.8		975.8		924.2
Financial debt(5)	436.7				416.7		266.5		232.4
Stockholders’ equity	811.7				689.5		372.2		413.4
Operational Data (at period end):
Land teams in operations	8		12		11		8		12
Operational streamers(10)	44		52		46		39		42
Data processing centers	31		30		27		26		26

Notes:

(1)	Basic per share amounts under IFRS and U.S. GAAP have been calculated on the basis of 17,318,957 issued and outstanding shares in the nine month period ended September 30, 2006, 11,765,118 issued and outstanding shares in the nine month period ended September 30, 2005, 12,095,925 issued and outstanding shares in 2005 and 11,681,406 issued and outstanding shares in 2004. Basic per share amounts under U.S. GAAP have been calculated on the basis of 11,680,718 issued and outstanding shares in 2003.

(2)	Diluted per share amount under IFRS has been calculated on the basis of 17,675,616 issued and outstanding shares in the nine month period ended September 30, 2006, 13,451,097 issued and outstanding shares in the nine month period ended September 30, 2005, 12,095,925 issued and outstanding shares in 2005 and 11,681,406 issued and outstanding shares in 2004. For the nine-month period ended September 30, 2005, the effect of convertible bonds was anti-dilutive.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings in IFRS consist of income (loss) from consolidated companies before income taxes, excluding derivative and other expenses on convertible bonds included in CGG’s income statement for the relevant period included elsewhere in this prospectus. Earnings under U.S. GAAP consist of income from consolidated companies before income taxes and minority interests, excluding equity in income of affiliates included in CGG’s income statement for the relevant period included elsewhere in this prospectus. Fixed charges under each of IFRS and U.S. GAAP consist of net cost of financial debt (including amortization fees). For the year ended December 31, 2003, our earnings were insufficient to cover fixed charges by €13.5 million under U.S. GAAP.

(4)	Working capital consists of trade accounts and notes receivable, inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, current provisions and other current liabilities.

(5)	“Financial debt” means total financial debt, including current maturities, capital leases and accrued interest but excluding bank overdrafts. Financial debt excludes fees relating to the raising of debt under IFRS, but includes such fees under U.S. GAAP.

(6)	A discussion of “ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA”), including (i) a reconciliation to net cash provided by operating activities and (ii) the reasons why our management believes that a presentation of ORBDA provides useful information to investors regarding our financial condition and results of operations, is found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — ORBDA”.

(7)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease.

The following table presents a reconciliation of capital expenditures to purchases of property, plant and equipment and equipment acquired under capital lease for the periods indicated:

	For the nine months		For the year
	ended September 30,		ended
			December 31,
	2006	2005
	(unaudited)	(unaudited)	2005	2004

	(in € millions)
Purchase of property, plant and equipment	117.0	61.8	107.7	41.1
Equipment acquired under capital lease	0.2	13.6	17.4	8.7

Capital expenditures	117.2	75.4	125.1	49.8

(8)	“Net debt” means bank overdrafts, financial debt including current portion (including capital lease debt) net of cash and cash equivalents. A discussion of net debt, including (i) a reconciliation of net debt to financing items of the CGG balance sheet and (ii) the reasons why our management believes that a presentation of net debt provides useful information to investors regarding our financial condition and results of operations, is found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Net Debt”.

(9)	Diluted per share amounts under U.S. GAAP have been calculated on the basis of 17,675,616 issued and outstanding shares in the nine month period ended September 30, 2006, 13,451,097 issued and outstanding shares in the nine month period ended September 30, 2005, 12,378,209 issued and outstanding shares in 2005, 11,681,406 issued and outstanding shares in 2004, and 11,760,630 issued and outstanding shares in 2003.

(10)	Data includes Exploration Resources ASA’s streamers (from and including December 31, 2005) and excludes streamers of vessels in transit or dry-dock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF VERITAS
      The table below sets forth summary historical consolidated financial information for Veritas as at and for the three months ended October 31, 2006 and 2005, and as at and for the years ended July 31, 2006, 2005 and 2004 in each case in accordance with U.S. GAAP.
      The following summary historical consolidated financial information as at and for the years ended July 31, 2006, 2005 and 2004 is derived from Veritas’ consolidated annual financial statements under U.S. GAAP included elsewhere in this prospectus. Veritas’ consolidated financial statements as at and for the years ended July 31, 2006, 2005 and 2004 have been audited by PricewaterhouseCoopers LLP. The following summary historical consolidated financial information for the three-month periods ended October 31, 2006 and 2005 is derived from Veritas’ unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Veritas considers necessary for a fair presentation of its financial position and results of operations for these periods. The results of operations for the three-month periods presented below are not necessarily indicative of the results for the full fiscal year.
      The table below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of Veritas and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Veritas Results of Operations” included elsewhere in this prospectus.

	As at and for the three
	months ended October 31,		As at and for the year
			ended July 31,
	2006	2005
	(unaudited)	(unaudited)	2006(1)	2005(2)	2004(3)

	(in $ millions, except per share amount)
Statement of Operations Data:
Revenues	230.8	168.7	822.2	634.0	564.5
Cost of services	165.8	136.7	623.2	519.0	495.7
Research and development	5.4	4.9	22.9	18.9	15.5
General and administrative	11.4	8.9	43.2	31.9	25.5
Operating income (loss)	37.9	18.3	132.9	64.2	27.8
Interest expense	2.2	1.5	7.3	4.0	18.9
Interest income	(5.0)	(1.9)	(12.0)	(5.3)	(1.6)
Gain on involuntary conversion of assets	—	(2.0)	(2.0)	(9.9)	—
Other (income) expense, net	0.03	(.13)	.12	(.88)	1.6
Provision (benefit) for income tax expense	13.2	9.0	57.2	(6.8)	3.7
Net income (loss)	27.5	11.8	82.2	83.0	5.2
Net income (loss) per common share — basic	0.77	0.34	2.33	2.45	0.16
Net income (loss) per common share — diluted	0.68	0.32	2.08	2.37	0.15

Balance Sheet Data (at period end):
Cash and cash equivalents	353.8	228.0	402.0	249.4	116.3
Property and equipment, net	141.9	128.8	110.6	127.9	121.7
Multi-client data library	324.1	333.3	296.6	316.8	313.2
Total assets	1,175.6	954.5	1,158.0	966.6	776.2
Long-term debt (including current maturities)	155.0	155.0	155.0	155.0	155.0
Stockholders’ equity	749.8	607.8	710.5	582.5	489.7

Other Historical Financial Data:
ORBDA(4)	123.5	81.6	383.7	265.9	278.3

Notes:

(1)	Includes a gain on involuntary conversion of assets of $2.0 million.

(2)	Includes a gain on involuntary conversion of assets of $9.9 million and a release of deferred tax valuation allowances of $36.9 million.

(3)	Includes charges of $22.1 million related to a change in multi-client accounting policies and $7.4 million related to debt refinancing. The change in multi-client accounting policies may affect the comparability between periods and is more fully described in Note 1 of the Veritas consolidated financial statements included elsewhere in this prospectus.

(4)	A discussion of “ORBDA” (Operating Result Before Depreciation and Amortization), including (i) a reconciliation to net cash provided by operating activities and (ii) the reasons why our management believes that a presentation of ORBDA provides useful information to investors regarding our financial condition and results of operations, is found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — ORBDA”.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      The following summary unaudited pro forma condensed combined financial information is presented in millions of euros and gives pro forma effect to the merger and the financing transactions under IFRS and U.S. GAAP as if they occurred on January 1, 2005, in the case of the pro forma statements of income, and September 30, 2006, in the case of the pro forma balance sheet. The pro forma condensed combined statements of income give pro forma effect to the acquisition of Exploration Resources and the related financings as if they occurred on January 1, 2005. The merger and the acquisition of Exploration Resources reflected in the unaudited pro forma financial statements using the purchase method of accounting under U.S. GAAP.
      The unaudited pro forma adjustments reflect the following assumptions:

•	under U.S. GAAP, the price of CGG ADSs was $32.44, the average price of CGG ADSs for the period beginning two days before and ending two days after September 5, 2006 (the date that the merger was announced);

•	under IFRS, the price of CGG ADSs was $40.50, the closing price on the closing date of the merger;

•	each outstanding share of Veritas common stock was converted in the merger into the right to receive either (i) 2.25 CGG ADSs (with respect to 50.664% of Veritas’ total common stock) or (ii) $75.00 in cash (with respect to 49.336% of Veritas’ total common stock);

•	the cash consideration paid by CGG in connection with the merger was financed by a $1.0 billion term loan facility, the issuance of $600 million in notes offered hereby and cash on hand; and

•	each employee option to purchase shares of Veritas common stock pursuant to any stock option plan, program or arrangement of Veritas outstanding at the time of the merger, whether or not vested, has been cancelled and converted into the right to receive, for each share of Veritas common stock subject to such option, an amount in cash equal to the excess, if any, of $75.00 over the exercise price per share under such option (less any applicable withholding taxes).
      The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not indicative of the results of operations or the financial condition of CGGVeritas that would have been achieved had the merger, the acquisition of Exploration Resources, and the related financing transactions been completed as of the dates indicated, nor is the unaudited pro forma condensed combined financial information indicative of our future results of operations or financial position. The unaudited pro forma condensed combined financial information does not reflect any cost savings or other synergies that may result from the merger nor does it reflect any special items such as restructuring and integration costs that may be incurred as a result of the merger.
      CGGVeritas reports, and CGG reported, its financial results in euros and in conformity with IFRS, with a reconciliation to U.S. GAAP. Veritas reported its financial results in U.S. dollars and in conformity with U.S. GAAP. IFRS differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and IFRS as they relate to CGG’s consolidated financial statements and a reconciliation to U.S. GAAP of CGG’s net income and shareholders’ equity for 2005 and 2004, see Note 31 to CGG’s audited consolidated financial statements included elsewhere in this prospectus and Note 3 to CGG’s unaudited consolidated financial statements included elsewhere in this prospectus. For an explanation of the differences between IFRS and U.S. GAAP as they apply to CGG’s and Veritas’ historical accounting treatments, see Note 2 to the unaudited pro forma condensed combined financial statements.
      The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information and the related notes included elsewhere in this prospectus, and the respective consolidated financial statements of CGG for the year ended December 31, 2005 and as at and for the nine-month period ended September 30, 2006 and the consolidated financial statements of Veritas for the year ended July 31, 2006 and as at and for the three months ended October 31, 2006, all included elsewhere in this prospectus.
      The unaudited pro forma condensed combined financial information is based on preliminary estimates and assumptions, which we believe to be reasonable. In the unaudited pro forma condensed combined financial information, the cash to be paid and CGG ADSs to be issued as merger consideration for Veritas shares of common stock have been allocated to the Veritas assets and liabilities based upon preliminary estimates by the management of CGG of their respective fair values at the date of the merger. Any difference between the consideration paid and the fair value of the Veritas assets and liabilities has been recorded as goodwill. Definitive allocations will be performed after the effective time of the merger. Accordingly, the pro forma adjustments relating to the purchase price allocation are preliminary, have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information and are subject to revision based on the final determination of fair value after the effective time of the merger. Any such revisions may be material.

	As at and
	for the
	nine
	months	For the
	ended	year ended
	September 30,	December
	2006	31, 2005

	(unaudited)	(unaudited)

	(in € millions, except for per
	share and ratio data)
IFRS
Statement of Income Data in accordance with IFRS:
Operating revenues	1,470.1	1,489.1
Gross profit	430.9	292.2
Operating income (loss)	289.6	125.7
Net income attributable to shareholders	122.9	(18.3)
Earnings per share — basic	4.57	(0.84)
Earnings per share — diluted	4.51	(0.84)
Ratio of earnings to fixed charges	2.1x	—

Balance Sheet Data in accordance with IFRS (at end of period):
Total assets	4,863.4
Shareholders’ equity — attributable to shareholders	2,405.5
Cash, cash equivalents and marketable securities	300.5
Current portion of long-term debt	60.6
Bonds and notes issued and long-term debt	1,630.5

U.S. GAAP
Statement of Income Data in accordance with U.S. GAAP:
Operating revenues	1,479.3	1,474.4
Gross profit	439.2	288.3
Operating income (loss)	278.5	105.8
Net income attributable to shareholders	91.6	0.4
Earnings per share — basic	3.40	0.02
Earnings per share — diluted	3.36	0.02
Ratio of earnings to fixed charges	1.2x	—

Balance Sheet Data in accordance with U.S. GAAP (at end of period):
Total assets	4,524.4
Shareholders’ equity — attributable to shareholders	2,018.8
Cash, cash equivalents and marketable securities	300.4
Current portion of long-term debt	63.4
Bonds and notes issued and long-term debt	1,656.5

RISK FACTORS
      An investment in the notes involves risks. Before investing in the notes, you should carefully consider the following risk factors and all information contained in this prospectus. Additional risks and uncertainties of which we are not aware or that we believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operations or prospects. If any of these events occur, our business, financial condition, liquidity, results of operations or prospects could be materially and adversely affected. If that happens, we may not be able to pay interest or principal on the notes when due and you could lose all or part of your investment.
Risks Related to Our Business

We are subject to certain risks related to acquisitions, including the merger, and these risks may materially adversely affect our revenues, expenses, operating results and financial condition.
      The merger involves the integration of CGG and Veritas, two companies that have previously operated independently and as competitors. CGG and Veritas entered into the merger with the expectation that, among other things, the merger would enable us to achieve expected cost synergies from having one rather than two public companies as well as the redeployment of support resources towards operations and premises rationalization. Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of CGG and Veritas and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that we will meet these challenges and that such diversion will not negatively affect our operations. In addition, delays encountered in the transition process could have a material adverse effect on our revenues, expenses, operating results and financial condition. There can be no assurance that we will actually achieve anticipated synergies or other benefits from the merger.
      In addition, in the past we have grown by acquisition, and we may acquire companies or assets in the future. Such acquisitions, whether completed or in the future, present various financial and management-related risks, including integration of the acquired businesses in a cost-effective manner; implementation of a combined intended business strategy; diversion of our management’s attention; outstanding or unforeseen legal, regulatory, contractual, labor or other issues arising from the acquisitions; additional capital expenditure requirements; retention of customers; integration of different company and management cultures; operation in new geographic markets; the need for more extensive management coordination; and retention, hiring and training of key personnel. Should any of these risks associated with acquisitions materialize, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to our international operations that could harm our business and results of operations.
      With operations worldwide, and with a majority of our revenues likely to be derived outside of the United States and Western Europe, including in emerging markets, our business and results of operations will be subject to various risks inherent in international operations. These risks include:

•	instability of foreign economies and governments;

•	risks of war, terrorism, civil disturbance, seizure, renegotiation or nullification of existing contracts; and

•	foreign exchange restrictions, sanctions and other laws and policies affecting taxation, trade and investment.
      We are exposed to these risks in all of our foreign operations to some degree, and our exposure could be material to our financial condition and results of operations in emerging markets where the political and legal environment is less stable.
      While we carry insurance against political risks associated with such operations in amounts we consider appropriate in accordance with industry practices, we cannot assure you that we will not be subject to material adverse developments with respect to our international operations or that our coverage will be adequate to cover us for any losses arising from such risks.
      Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated non-U.S. entities will conduct business in some foreign jurisdictions that have been subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control. CGG and Veritas have typically generated revenue in these countries through the performance of data processing, reservoir consulting services and the sale of software licenses and software maintenance. We have current and ongoing relations with customers in these countries. CGG and Veritas did, and we do, have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on foreign operations could result in material fines and penalties and damage to our reputation. In addition, our activities in these countries could reduce demand for our securities among certain investors.
      We and certain of our subsidiaries and affiliated entities also conduct business in countries which experience government corruption. We are committed to doing business in accordance with all applicable laws and our codes of ethics, but there is a risk that we, our subsidiaries or affiliated entities or our respective officers, directors, employees and agents may take action in violation of applicable laws, including the Foreign Corrupt Practices Act of 1977. Any such violations could result in substantial civil and/or criminal penalties and might materially adversely affect our business and results of operations or financial condition.

We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.
      We invest significant amounts of money in acquiring and processing seismic data that we will own. By making such investments, we are exposed to risks that:

•	We may not fully recover the costs of acquiring and processing the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control. In addition, the timing of these sales is unpredictable and sales can vary greatly from period to period. Technological or regulatory changes or other developments could also materially adversely affect the value of the data.

•	The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data.

•	Any reduction in the market value of such data will require us to write down our recorded value, which could have a significant material adverse effect on our results of operations.
      For example, in its fiscal years 2003 and 2002, Veritas incurred $4.9 million and $55.3 million, respectively, in impairment charges related to surveys with relatively low levels of sales in its multi-client library. These surveys were found to be impaired for various reasons, including slow acreage turnover in the case of U.S. land surveys, a border dispute in the case of a Shetland-Faroes survey and excessive acquisition cost in the case of a Gulf of Mexico survey. In addition, a decision by the Norwegian government on March 31, 2006 not to award exploration-production licenses in the area where one of CGG’s surveys is located (Moere) changed CGG’s previous estimate of future sales, and caused this €4.6 million survey to be fully depreciated at March 31, 2006. Additionally, each of our individual surveys has a minimum book life based on its location, so particular surveys may be subject to significant amortization even though sales of licenses associated with that survey are weak or non-existent, thus reducing our profits.

Our results of operations may be significantly affected by currency fluctuations.
      We derive a substantial amount of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are denominated in currencies including the euro, the U.S. dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. Historically, a significant portion of CGG’s revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. CGG’s U.S. dollar-linked revenues have increased considerably over the last few years due to increased sales outside of Europe.
      Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, can have a significant effect upon our results of operations, which are reported in euros. The merger will increase both our dollar-denominated revenues and expenses, as Veritas’ revenues and expenses have historically been denominated largely in U.S. dollars. In addition, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, a depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. For financial reporting purposes, such depreciation will negatively affect our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. While CGG has in the past attempted to reduce the risks associated with such exchange rate fluctuations through its hedging policy, we cannot assure you that we will be effective or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations.

Our working capital needs are difficult to forecast and may vary significantly, which could result in additional financing requirements that we may not be able to meet on satisfactory terms, or at all.
      It will be difficult for us to predict with certainty our working capital needs. This difficulty is due primarily to working capital requirements related to the marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, we may extend the length of payment terms we grant to customers or increase our inventories substantially. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms, or at all, due to limitations in our debt agreements.

Technological changes and new products and services are frequently introduced in the market, and our technology could be rendered obsolete by these introductions, or we may not be able to develop and produce new and enhanced products on a cost-effective and timely basis.
      Technology changes rapidly in the seismic industry, and new and enhanced products are frequently introduced in the market for our products and services, particularly in our equipment manufacturing and data processing and geosciences sectors. Our profitability and ability to generate cash depends to a significant extent upon our ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While we commit substantial resources to research and development, we may encounter resource constraints or technical or other difficulties that could delay the introduction of new and enhanced products and services in the future. In addition, the continuing development of new products risks making our older products obsolete. New and enhanced products and services, if introduced, may not gain market acceptance and may be materially adversely affected by technological changes or product or service introductions by one of our competitors.

We rely on significant customers, so the loss of a single customer or a few customers could have a material adverse effect on our operating revenues and business.
      A relatively small number of our clients account for a significant percentage of our revenues. These clients include clients that were significant to each of CGG and Veritas prior to the merger. The loss of a significant amount of the business of any of these clients (either as a result of external factors such as the economic environment or a breakdown of a client relationship) could cause shortfalls against financial targets and may have a material adverse effect on our operating revenues and business. Certain of the master agreements governing the relationship of Veritas with some of these clients are terminable at will by such clients.

The nature of our business subjects us to significant ongoing operating risks for which we may not have adequate insurance or for which we may not be able to procure adequate insurance on economical terms, if at all.
      Our seismic data acquisition activities, particularly in deepwater marine areas, are often conducted under harsh weather and other hazardous operating conditions. These operations are subject to risks of loss to property and injury to personnel from fires, accidental explosions, ice floes and high seas. These types of events could result in loss from business interruption, delay, equipment destruction or other liability. We carry insurance against the destruction of or damage to our seismic equipment and against business interruption for our data processing activities in amounts we consider appropriate in accordance with industry practice. However, our insurance coverage may not be adequate in all circumstances or against all hazards, and we may not be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

A reduction in our seismic fleet could materially adversely affect our operating revenues and business.
      We rely on our fleet of seismic vessels to perform offshore surveys. We own certain of our vessels and we charter others from their owners for contractually agreed periods. Although our fleet has grown and improved through recent upgrades and the acquisitions of Exploration Resources and Veritas, if the number or quality of our vessels available for surveys were to diminish, our capacity to conduct surveys would be reduced. A reduction in the number of available vessels could result from damage or destruction to them or other property loss, injury to personnel, or because we cannot enter into or renew charters on economically reasonable terms or at all. Of our 20 vessels, two have charters ending before December 31, 2008. Any such reduction in the size or quality of our fleet may have a material adverse effect on our operating revenues and business. Moreover, it is difficult to bring new vessels into service because of substantial backlog and capacity constraints at shipyards globally. The adverse consequences experienced by a reduction in the size of our fleet would be exacerbated by a corresponding inability to replace such a lost vessel in a commercially timely manner.

Compliance with internal controls procedures and evaluations and attestation requirements will require significant efforts and resources and may result in the identification of significant deficiencies or material weaknesses.
      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, for 2006, as a foreign private issuer, to perform an evaluation of our internal controls over financial reporting and have our independent auditors publicly disclose their conclusions regarding such evaluation. CGG established procedures in 2006 in order to comply with Section 404 in the timeframe permitted under the regulations of the SEC. We expect that ensuring compliance with these requirements will be a substantial and time-consuming process. If we fail to complete these procedures and the required evaluation in a timely manner, or if our independent auditors cannot attest to its evaluation in a timely manner, we could be subject to regulatory review and penalties that may result in a loss of public confidence in our internal controls and our access to the U.S. public capital markets could be hindered. In addition, we may uncover significant deficiencies or material weaknesses in our internal controls. Measures taken by us to remedy these issues may require significant efforts, dedicated time and expenses, as well as the commitment of significant managerial resources. Each of these circumstances may have a material adverse effect on our business, ability to raise financing for its business, financial condition and results of operations.

We depend on proprietary technology and are exposed to risks associated with the misappropriation or infringement of that technology.
      Our results of operations depend in part upon our proprietary technology. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. We currently hold or have applied for 160 patents in various countries for products and processes. These patents last between four and twenty years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers and limit access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. Although none of CGGVeritas, CGG or Veritas has been involved in any material litigation regarding its intellectual property rights or the possible infringement of intellectual property rights of others, such litigation may be brought in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

A failure to attract and retain qualified employees may materially adversely affect our future business and operations.
      Our future results of operations will depend in part upon our ability to retain our existing highly skilled and qualified employees and to attract new employees. A number of our employees are highly skilled scientists and highly trained technicians, and failure by us to continue to attract and retain such individuals could materially adversely affect our ability to compete in the geophysical services industry.
      We compete with other seismic products and services companies and, to a lesser extent, companies in the oil industry for skilled geophysical and seismic personnel, particularly in times, such as the present, when demand for seismic services is relatively high. A limited number of such skilled personnel is available, and demand from other companies may limit our ability to fill our human resources needs. If we are unable to hire, train and retain a sufficient number of qualified employees, this could impair our ability to manage and maintain our business and to develop and protect our know-how. Our success will also depend to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could materially adversely affect our business and results of operations.
      In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with CGGVeritas following the merger. Although following the merger we have not observed significant departures of key scientific and technical personnel, several members of Veritas’ senior management have agreed to provide consulting services for a limited period of time but will no longer be employed by us. Accordingly, no assurance can be given that we will be able to attract or retain key employees to the same extent that CGG and Veritas have been able to attract or retain their own employees in the past. Any failure to do so could have a material adverse effect on our business and results of operations.

The financial statements and other financial information of Veritas presented in this prospectus and used to prepare the unaudited pro forma condensed combined financial information presented in this prospectus and the pro forma financial information itself may not be indicative of the results of Veritas as part of our group.
      This prospectus contains unaudited pro forma condensed combined financial information, which gives effect to the merger and the financing transactions. The unaudited pro forma condensed combined financial information is based on preliminary estimates and assumptions which we believe to be reasonable and is being furnished solely for illustrative purposes and is not necessarily indicative of what our combined results of operations and financial condition would have been had the merger and financing transactions occurred on January 1, 2005 or on September 30, 2006, respectively. The historical results of operations and other financial information of Veritas presented in this prospectus were reported in U.S. dollars in accordance with U.S. GAAP (not IFRS) and are not necessarily indicative of the contribution of Veritas’ operations to

CGGVeritas. See “Unaudited Pro Forma Condensed Combined Financial Information”, “Business of Veritas” and “The Veritas Merger — Merger Rationale”. IFRS differs in material respects from U.S. GAAP including with respect to such matters as the accounting treatment of development costs and revenue recognition and consolidation policies. We are currently assessing the impact of Veritas’ results of operations on our future consolidated IFRS financial statements. As a result, you should not place undue reliance on our unaudited condensed consolidated pro forma financial information presented in this prospectus.

CGG and Veritas have had losses in the past and we cannot assure that we will be profitable in the future.
      CGG recorded net losses in 2004 and 2005 (attributable to shareholders) of €6.4 million and €7.8 million, respectively, although excluding the accounting impact under IFRS of its 7.75% subordinated convertible bonds due 2012 denominated in U.S. dollars, its net income would have been positive. Veritas recorded a net loss of $59.1 million in its fiscal year 2003. We cannot assure you that we will be profitable in the future.
Risks Related to the Industry

We depend on capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on our business.
      Demand for the products and services of CGG and Veritas has historically been dependent upon the level of capital expenditures by oil and gas companies for exploration, production and development activities. These expenditures are significantly influenced by oil and gas prices and by expectations regarding future oil and gas prices. Oil and gas prices may fluctuate based on relatively minor changes in the supply of and demand for oil and gas, expectations regarding future supply of and demand for oil and gas and certain other factors beyond our control. Lower or volatile oil and gas prices tend to limit the demand for seismic services and products.
      Factors affecting the prices of oil and gas include:

•	demand for oil, natural gas and natural gas liquids;

•	worldwide political, military and economic conditions, including political developments in the Middle East, economic growth levels and the ability of OPEC to set and maintain production levels and prices for oil;

•	levels of oil and gas production;

•	the price and availability of alternative fuels;

•	policies of governments regarding the exploration for and production and development of oil and gas reserves in their territories; and

•	global weather conditions.
      Although oil and gas prices are currently high compared with historical values, which generally increases demand for seismic products and services, the markets for oil and gas historically have been volatile and are likely to continue to be so in the future.
      We believe that global geopolitical uncertainty or uncertainty in the Middle Eastern producing regions (where we are particularly active) could lead oil companies to suddenly delay or cancel current geophysical projects. Any events that affect worldwide oil and gas supply, demand or prices or that generate uncertainty in the market could reduce exploration and development activities and materially adversely affect our operations. We cannot assure you as to future oil and gas prices or the resulting level of industry spending for exploration, production and development activities.

We are subject to intense competition, which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.
      Most of our contracts are obtained through a competitive bidding process, which is standard for the seismic services industry in which we operate. Competitive factors in recent years have included price, crew availability, technological expertise and reputation for quality, safety and dependability. While no single company competes with us in all of our segments, we are subject to intense competition in each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have greater financial and other resources. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and gas prices and production levels, as well as changes in government regulations. In addition, if geophysical service competitors increase their capacity in the future (or do not reduce capacity if demand decreases), the excess supply in the seismic services market could apply downward pressure on prices. The negative effects of the competitive environment in which we operate could have a material adverse effect on our results of operations.

We have high levels of fixed costs that are incurred regardless of our level of business activity.
      We have high fixed costs. As a result, downtime or low productivity due to, among other things, reduced demand, weather interruptions, equipment failures or other causes could result in significant operating losses. Low utilization rates may hamper our ability to recover the cost of necessary capital investments.

Our land and marine seismic acquisition revenues vary significantly during the year.
      Our land and marine seismic acquisition revenues are partially seasonal in nature. The offshore data acquisition business is, by its nature, exposed to unproductive interim periods due to necessary repairs or transit time from one operational zone to another during which revenue is usually not recognized. Other factors that cause variations from quarter to quarter include the effects of weather conditions in a given operating area, the internal budgeting process of some important clients relative to their exploration expenses, the timing of the receipt and commencement of contracts for data acquisition, the timing of offshore lease sales and the effect of such timing on the demand for geophysical activities and the timing of sales of licenses to geophysical data in our multi-client data library, which may be significant and which are not typically made in a linear or consistent pattern. Combined with our high fixed costs, these revenue fluctuations could produce unexpected material adverse effects on our results of operations in any fiscal period.

Our business is subject to governmental regulation, which may adversely affect our future operations.
      Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental, health and safety laws. We need to invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could result in fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate contamination. Failure to timely obtain the required permits may also result in crew downtime and operating losses. Moreover, if applicable laws and regulations, including environmental, health and safety requirements, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated. The adoption of laws and regulations that directly or indirectly curtail exploration by oil and gas companies could also materially adversely affect our operations by reducing the demand for our geophysical products and services.

Risks Related to our Indebtedness

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.
      We have a significant amount of debt. As at September 30, 2006, on a pro forma basis to reflect the merger and the financing transactions, our total financial debt, total assets and shareholders’ equity would have been €1,702 million, €4,863 million and €2,406 million, respectively. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.
      Our substantial debt could have important consequences. In particular, it could:

•	make it more difficult to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

Our debt agreements contain restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.
      The indentures governing the notes and Veritas’ convertible notes and the agreements governing our credit facilities (including the senior facilities and the French revolving facility) contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests;

•	create or incur certain liens;

•	create or incur restrictions on the ability to pay dividends or make other payments to us;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.
      Complying with the restrictions contained in some of these covenants requires us to meet certain ratios and tests, notably with respect to consolidated interest coverage, total assets, net debt, equity and net income. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, finance our equipment purchases, increase research and development expenditures, or withstand a continuing or future downturn in our business.

If we are unable to comply with the restrictions and covenants in the indentures and debt agreements governing the notes and other debt, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment.
      If we are unable to comply with the restrictions and covenants in the indentures governing the notes or in current or future debt agreements, including agreements governing the senior facilities and the French revolving facility, there could be a default under the terms of these indentures and agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. See “Description of the Additional Notes”, “Description of the New Notes” and “Description of Certain Indebtedness”. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet these tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness, including the notes offered hereby, and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

We and our subsidiaries may incur substantially more debt.
      We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. Some or all of this debt could rank senior to the notes. The terms of the indentures governing the notes and our existing senior indebtedness will limit, but not prohibit, us and our subsidiaries from doing so. As of the date of this prospectus, we have no outstanding drawings under our $140 million U.S. revolving facility. In addition, we have drawn $700 million under our bridge loan facility, which we intend to refinance entirely with the proceeds of this offering and cash on hand, and $1 billion under our term loan facility to finance the cash component of the consideration for the merger. If new debt is added to the current debt levels of us and our subsidiaries, the related risks for us could intensify.

To service our indebtedness, we will require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.
      Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will partly depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. See “— Risks Related to Our Business” and “— Risks Related to the Industry”.
      We cannot assure you that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms.

Our results of operations could be materially adversely affected by changes in interest rates.
      Our sources of liquidity include credit facilities and debt securities which are or may be subject to variable interest rates. In particular, the term loan facility is subject to interest based on U.S. dollar LIBOR. As a result, our interest expenses could increase significantly if short-term interest rates increase. Each 50 basis point increase in the LIBOR will increase our pro forma interest expense by approximately $5 million per year.

Risks Related to the Notes

Your right to receive payments on the notes is effectively junior to most of our existing indebtedness and possibly all of our future borrowings.
      The notes effectively rank behind all of our secured indebtedness, to the extent of the assets which secure such indebtedness, including borrowings under the term loan facility and any future borrowings under our U.S. revolving facility and French revolving facility. In the event of any foreclosure, dissolution, winding-up, liquidation, reorganization, administration or other bankruptcy or insolvency proceeding of an entity that has secured obligations, holders of secured indebtedness will have prior claims to our assets or the relevant guarantor’s assets that constitute their collateral.
      Only certain of our subsidiaries will initially guarantee the notes. Our other subsidiaries have no obligation to pay amounts due on the notes and will not initially guarantee the notes. As a result, the notes are effectively subordinated to existing and future third party indebtedness and other liabilities, including trade payables, of those non-guarantor subsidiaries. The CGG Guarantors and the Sercel Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €307.5 million of revenue, €60.7 million of operating income and €37.0 million of net income in the year ended December 31, 2005 and held €600.3 million of total assets (before consolidation entries) as at December 31, 2005. The CGG Guarantors and the Sercel Guarantors generated, before consolidation entries, €423.5 million of revenue, €126.4 million of operating income and €77.0 million of net income in the nine months ended September 30, 2006 and held €610.8 million of total assets (before consolidation entries) as at September 30, 2006. The Veritas Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, $384.1 million of revenue, $65.5 million of operating income and $49.5 million of net income in the year ended July 31, 2006 and held $807.9 million of total assets (before consolidation entries) as at July 31, 2006. The Veritas Guarantors generated, before consolidation entries, $112.5 million of revenue, $15.2 million of operating income and $20.4 million of net income in the three months ended October 31, 2006 and held $781.3 million of total assets (before consolidation entries) as at October 31, 2006.
      In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, our subsidiaries or our respective properties, holders of the notes will participate with our trade creditors and all other holders of our senior unsecured indebtedness in the assets remaining. In any of these cases, we may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of secured debt.
      As at September 30, 2006, on a pro forma basis for the merger and the financing transactions, there would have been €947 million of outstanding indebtedness, including accrued interest, effectively senior to the notes, of which €926 million would have been secured.

We will rely in part on our subsidiaries for funds necessary to meet our financial obligations, including the notes.
      We conduct a significant proportion of our activities through our subsidiaries. We will depend in part on those subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on the notes. We cannot assure you that the earnings from, or other available assets of, these operating subsidiaries, together with our own operations, will be sufficient to enable us to pay principal or interest on the notes when due.

Although the occurrence of specific change of control events affecting us will permit you to require us to repurchase your notes, we may not be able to repurchase your notes.
      Upon the occurrence of specific change of control events affecting us, you will have the right to require us to repurchase your notes at 101% of their principal amount, plus accrued and unpaid interest. Our ability to repurchase your notes upon such a change of control event would be limited by our access to funds at the time of the repurchase and the terms of our debt agreements, which agreements could restrict or prohibit such a repurchase. Upon a change of control event, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under our senior facilities and our French revolving facility. The source of funds for these repayments would be our available cash or cash generated from other sources. However, we cannot assure you that we will have sufficient funds available upon a change of control to make these repayments and any required repurchases of tendered notes.

Certain affiliates or associated entities of underwriters participating in this offering will receive the net proceeds of this offering, which may present a conflict of interest.
      We will use the proceeds from this offering to repay the loans outstanding under the bridge loan facility. Affiliates of Credit Suisse Securities (Europe) Limited, BNP Paribas Securities Corp., Calyon Securities (USA), Inc., Natexis Bleichroeder Inc. and SG Americas Securities, LLC, the underwriters in this offering, are lenders under the bridge loan facility, owning, as of January 12, 2007, 45.6%, 7.2%, 2.5%, 7.2% and 6.3%, respectively, of the loans outstanding under the bridge loan facility. The proceeds from this offering, plus cash on hand, will be used to repay in full the loans outstanding under the bridge loan facility. See the information under the heading titled “Underwriting” for a more detailed description of these relationships.
      The circumstances described above may present a conflict of interest because certain of the underwriters participating in this offering may have an interest in the successful completion of this offering in addition to the underwriting discounts and commissions they expect to receive. This offering is therefore being made using a “qualified independent underwriter” in compliance with Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc., which is intended to address potential conflicts of interest involving underwriters. BNP Paribas Securities Corp. is assuming the responsibilities of acting as the qualified independent underwriter with respect to this offering. See the information under the heading “Underwriting” for a more detailed description of the independent underwriting procedures that are being used in connection with this offering.

Insolvency laws in France may not be as favorable to you as U.S. or other insolvency laws.
      We are incorporated under the laws of France. Consequently, we and our French subsidiaries will be subject to French laws and proceedings affecting creditors, including article 1244-1 of the French Civil Code (Code civil), the conciliation procedure (conciliation), the safeguard procedure (procédure de sauvegarde) and insolvency proceedings, which may be either judicial reorganization or liquidation proceedings (redressement or liquidation judiciaire).
      Pursuant to article 1244-1 of the French Civil Code, French courts may, in any civil proceeding involving the debtor, whether initiated by the debtor or a creditor, taking into account the debtor’s financial position and the creditor’s financial needs, defer or otherwise reschedule over a maximum period of two years the payment dates of payment obligations. In addition, if a debtor specifically initiates proceedings therefor, French courts may decide that any amounts the payment date of which is thus deferred or rescheduled, will bear interest at a rate which is lower than the contractual rate (but not lower than the legal rate) and that payments made shall first be allocated to repayment of principal. If a court order under article 1244-1 is made, it will suspend any pending enforcement measures, and any contractual interest or penalty for late payment will not accrue or be due during the period ordered by the court.
      A company may initiate, in its sole discretion a conciliation procedure (conciliation) with respect to itself whereby it tries to reach a judicial amicable settlement of its debts, provided it (i) has not become unable to pay its debts as they come due out of its available assets (cessation de paiements) for more than 45 days and (ii) experiences legal, economic or financial difficulties. At the request of the company, the court will enter an order appointing a conciliator (conciliateur) to help the company reach an agreement with its creditors for reducing or rescheduling its indebtedness. Certain conditions must be satisfied for the agreement to be approved by the court, and in particular, it must permit the survival of the company as a going concern. The court may impose, pursuant to article 1244-1 of the French Civil Code, debt deferrals on creditors which, during the course of the conciliation procedure, take any action against the company for the payment of their claims.

      A company may initiate, in its sole discretion, a safeguard procedure (procédure de sauvegarde) with respect to itself, provided it (i) has not become unable to pay its debts as they come due out of its available assets and (ii) experiences difficulties, which it is not able to overcome, which may cause the company to become unable to pay its debts. From the time of the court order initiating the safeguard procedure until the end of an observation period, which may last for up to 18 months in exceptional cases, the company is prohibited from paying any prior debts and its creditors are barred from pursuing any legal proceedings against it to (i) obtain the payment of such debts, (ii) terminate an agreement with the company or (iii) seize or attach any of its assets. The purpose of the observation period is to determine whether a safeguard plan can be adopted. This plan (which can provide for debt deferrals or write-offs) may be negotiated with two separate creditors’ committees, one comprising the main suppliers of the company and the other comprising its credit institutions. Each committee votes on the plan with a majority in number of the creditors representing at least two thirds of the claims of the committee members. If the committees reject the plan, and for creditors who are not members of the committees, the court may impose debt deferrals of up to ten years, with minimum installments of 5% of the total amount of the company’s liabilities. The current applicable legislation does not provide for the inclusion of noteholders in the membership of any committee, thus they must be consulted separately.
      A company’s directors are required to petition for insolvency proceedings within 45 days of becoming unable to pay its debts as they come due. A company’s creditors, the relevant commercial court or the public prosecutor may also file a petition for insolvency proceedings if the company becomes unable to pay its debts as they come due. The date on which the debtor became unable to pay its debts as they came due (i.e., the date of suspension of payments (date de cessation des paiements)), is deemed to be the date of the court order commencing insolvency proceedings (jugement d’ouverture). However, in this order or in a subsequent order, a court may set the date of suspension of payments at an earlier date of up to 18 months prior to the court order commencing proceedings (but in any event at no earlier date than the date on which the court approved any prior conciliation agreement). If the proceedings are judicial reorganization proceedings, an administrator appointed by the court investigates the affairs of the debtor during an initial observation period (période d’observation) and makes proposals for the debtor’s reorganization, sale or liquidation. The court can order the liquidation of the debtor at any time during the observation period. There is no observation period if the court directly opens judicial liquidation proceedings against the debtor. The outcome of the proceedings is decided by the court without a vote of the creditors. During the observation period, a reorganization plan may be negotiated and adopted by two creditors’ committees under the same principles as those applicable to the safeguard procedure described above. A court may also impose debt deferrals of up to ten years, with minimum installments of 5% of the total amount of the company’s liabilities.
      The importance of the date of suspension of payments is that it marks the beginning of the suspect period (période suspecte). Certain transactions made during the suspect period may be void or voidable. Void transactions include transactions or payments entered into during the suspect period that constitute voluntary preferences for the benefit of certain creditors to the detriment of other creditors. These include transfers of assets for no or nominal consideration (à titre gratuit), contracts under which the reciprocal obligations of the debtor significantly exceed those of the other party, payments on debts not due at the time of payment, payments of matured debts otherwise than through recognized means of payment (e.g., checks, promissory notes, cash), security granted for debts previously incurred, provisional measures unless the writ of attachment or seizure predates the date of suspension of payments. Voidable transactions include transfers of assets for no or nominal consideration (à titre gratuit) within six months prior to the commencement of the suspect period and include transactions entered into, or payments made when due, after the date of suspension of payments if the party dealing with the debtor knew or should have known that it had suspended payment of its debts.
      As a general rule, creditors domiciled in France whose debts arose prior to the commencement of bankruptcy proceedings, including safeguard procedures or judicial reorganizations, must file a claim with the creditors’ representative within two months of the publication of the court order in the Bulletin Officiel des Annonces Civiles et Commerciales. This period is extended to four months for creditors domiciled outside France. Creditors who have not submitted their claims during this period are barred from receiving distributions made in connection with the bankruptcy proceedings. Employees are not subject to such limitations.
      Contractual provisions to the effect that termination of agreements with, or the acceleration of the payment obligations of, a company which result from:

•	the opening of judicial reorganization or safeguard proceedings against such company, or

•	the existence of the state of suspension of payments (i.e., the inability to pay due debts out of available assets) against such company shall not be enforceable.
      An administrator may continue or not continue executory contracts. If the administrator elects to continue a contract, the administrator must ensure that the debtor fully performs its post-petition contractual obligations.
      If the court adopts a judicial reorganization or safeguard plan, it can prohibit for a period of time the sale of an asset that it deems to be essential to the continued business of the debtor.
      In general, French insolvency legislation favors the continuation of a business and protection of employment over the payment of creditors. It assigns priority to the payment of certain creditors, including the employees, judicial expenses and post-petition creditors.

Courts, under certain circumstances, may void the guarantees of the notes provided by certain of our subsidiaries.
      Our creditors or the creditors of one or more guarantors of the notes or a liquidator, administrator or other controller appointed to a guarantor could challenge the guarantees as fraudulent transfers, conveyances, preferences, insolvent transactions or uncommercial transactions or on other grounds (including because of the absence of a corporate benefit to the guarantor or due to financial assistance principles) under applicable U.S. federal or state law, applicable Canadian federal or provincial law, applicable Australian law, applicable Norwegian law or the applicable law governing the country of incorporation of any future guarantors. While the relevant laws vary from one jurisdiction to another, the entering into the guarantees by certain of our subsidiaries could be found to be a fraudulent transfer, conveyance, preference, insolvent transaction or uncommercial transaction or otherwise void or unenforceable if a court were to determine that, for example, one or more of the following apply to the provision of the guarantee:

•	a guarantor delivered its guarantee with the intent to defeat, hinder, delay, defraud or otherwise interfere with its existing or future creditors;

•	the guarantor did not receive fair consideration or benefit for the delivery of the guarantee and the guarantor was insolvent at the time it delivered the guarantee;

•	the guarantor delivered its guarantee in contravention of laws relating to the provision of financial assistance;

•	the guarantor was insolvent at the time of execution of the guarantee or was rendered insolvent by reason of its execution of the guarantee or the observance of its obligations under the guarantee;

•	a reasonable person in the guarantor’s circumstances would not have entered into the transaction having regard to the benefits (if any) to the guarantor, the detriment to the guarantor and the respective benefits to other parties;

•	the guarantor was engaged, or was about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business;

•	the guarantor intended to incur, or believed it would incur, debts beyond its ability to pay the debts as they matured;

•	the guarantor was a defendant in an action for money damage, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied); or

•	the availability of certain equitable remedies that are in the discretion of the courts.
      To the extent a court voids a guarantee as a fraudulent transfer, preference, insolvent transaction or uncommercial transaction or conveyance or holds it unenforceable for any other reason, holders of notes would cease to have any direct claim against the guarantor that delivered the guarantee. If a court were to take this action, the guarantor’s assets would, in certain jurisdictions, be applied first to satisfy the guarantor’s liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to us to be applied to the payment of the notes. We cannot assure you that a guarantor’s remaining assets would be sufficient to satisfy the claims of the holders of notes relating to any voided portions of the guarantees. In other jurisdictions (such as Australia), if a guarantee is so voided or held unenforceable, you will cease to have any claim against the guarantor.

Judgments of U.S. courts may not be enforceable against CGGVeritas.
      Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts. As a result, shareholders who obtain a judgment against CGGVeritas in the United States may not be able to require it to pay the amount of the judgment.

A trading market for the new notes may not develop and a trading market for the notes may not continue to exist.
      There has not been an established trading market for the new notes. Although the underwriters have informed us that they currently intend to make a market in the new notes offered hereby, they have no obligation to do so and may discontinue making a market at any time without notice.
      The liquidity of any market for either the new notes or the additional notes will depend upon the number of holders of such notes, our performance, the market for similar securities, the interest of securities dealers in making a market in such notes and other factors, including general declines or disruptions in the markets for debt securities. Although we have applied to admit the notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF, a liquid trading market may not develop or continue to exist for the notes.
      In addition, the notes may trade at prices that are lower than their initial purchase price.

EXCHANGE RATES
      The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). Such rates are provided solely for convenience and no representation is made that euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. Such rates were not used by us in the preparation of our audited and unaudited consolidated financial statements included elsewhere in this prospectus. The Noon Buying Rate on February 2, 2007 was $1.2960 per euro.

	Dollars per euro exchange rate

Year ended December 31,	Period-end	High	Low	Average(1)

2002	1.05	1.05	0.86	0.95
2003	1.26	1.26	1.04	1.14
2004	1.35	1.36	1.18	1.24
2005	1.18	1.35	1.17	1.24
2006	1.32	1.33	1.19	1.26

Year ended July 31,

2002	0.98	1.02	0.86	0.91
2003	1.12	1.19	0.96	1.06
2004	1.20	1.29	1.08	1.20
2005	1.21	1.36	1.19	1.27
2006	1.28	1.30	1.17	1.22

Nine months ended September 30,

2005	1.21	1.35	1.19	1.26
2006	1.27	1.30	1.19	1.25

Three months ended October 31,

2005	1.20	1.25	1.19	1.22
2006	1.28	1.29	1.25	1.27

Month

August 2006	—	1.29	1.27	—
September 2006	—	1.28	1.26	—
October 2006	—	1.28	1.25	—
November 2006	—	1.33	1.27	—
December 2006	—	1.33	1.31	—
January 2007	—	1.33	1.29	—
February 2007 (through February 2)	—	1.30	1.30	—

Note:

(1)	The annual average rate is the average of the Noon Buying Rates on the last business day of each month.

USE OF PROCEEDS
      We expect the net proceeds to be received by us from the offering, net of underwriting commissions and discounts and other expenses, to be approximately $590 million. We intend to use the net proceeds from this offering plus cash on hand to repay in full the $700 million outstanding under the bridge loan facility used to finance a portion of the cash consideration paid in the merger. The merger was completed on January 12, 2007. The total purchase price that we paid for the acquisition of Veritas was $1.5 billion in cash and 46.1 million CGG ADSs. The bridge loan facility matures on the date that is 18 months from the effective date of the merger, subject to a six-month extension at our option. Borrowings under the bridge loan facility bear an interest rate based on LIBOR plus an interest rate margin which varies depending on the credit rating of the bridge loan facility. With respect to the first interest period, the effective interest rate on the bridge loan facility is LIBOR plus 4.10%. For further details of the bridge loan facility, the repayment of the bridge loan facility and the merger see “Description of Certain Indebtedness — Bridge Loan Facility”, “The Veritas Merger” and “Underwriting”.

CAPITALIZATION
      The following table shows our cash and cash equivalents, total financial debt and total capitalization as at September 30, 2006:

•	on an historical CGG basis; and

•	as adjusted to reflect the merger and the financing transactions.
      The historical information has been derived from the unaudited interim consolidated financial statements of CGG included elsewhere in this prospectus. The information set out below should be read in conjunction with “The Veritas Merger”, “Use of Proceeds” and “Description of Certain Indebtedness”, the unaudited interim consolidated financial statements and the accompanying notes included elsewhere in this prospectus and the unaudited pro forma condensed combined financial information included elsewhere in this prospectus. The unaudited pro forma capitalization has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of our capitalization. Other than as described below, there has been no material change in our consolidated capitalization since September 30, 2006.
      The exchange rate used to translate U.S. dollar amounts to euros (U.S.$1.2660 per €1.00) in the following table is the rate used by CGG to prepare its financial statements as at September 30, 2006.

	As at September 30, 2006

				Other Pro
				Forma
				Adjustments
	CGG	Veritas		for the
	Actual	Actual		Merger and
	September 30,	October 31,	Pro Forma	the
	2006	2006	Consistency	Financing		As
	(IFRS)	(U.S. GAAP)	Adjustments(1)	Transactions		Adjusted

	(in € millions)
Cash and cash equivalents	169	280	—	(148	)(2)	301
Bank overdrafts	11	—	—	—		11
Current portion of financial debt	44	122	(3)	(103)		61
Capital lease (current portion)	—	1	—	—		1
Other financial debt (current including accrued interest)	44	—	—	—		44
Veritas convertible notes	—	121	(3)	(103	)(3)	15
Financial debt	387	—	—	1,244		1,631
Capital lease	50	—	—	—		50
Other financial debt (including accrued interest)	82	—	—	—		82
Senior facilities	—	—	—	778	(4)	778
Senior notes due 2015	255	—	—	155	(5)	410
Senior notes due 2017	—	—	—	311	(5)	311
Total financial debt (including bank overdrafts)	442	122	(3)	1,141		1,702
Shareholders’ equity	851	592	(5)	968	(6)	2,406
Minority interests	24	—	—	—		24
Total shareholders’ equity and minority interests	874	592	(5)	968		2,429
Net debt/(Cash)	273	(157)	(3)	(1,288)		1,402

Note:

(1)	Adjustments to Veritas’ consolidated balance sheet as at October 31, 2006 have been made to ensure consistency of accounting principles with CGG under IFRS. See Notes 2 and 3 to our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

(2)	Net effect of pro forma adjustment on cash as described in Note 4.2.5 to our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

(3)	See discussion in Note 4.1.1.1 to our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

(4)	Net proceeds of $1.0 billion from the term loan facility.

(5)	The estimated net proceeds of the offering of the notes hereby.

(6)	Reflects the net impact of the ordinary shares underlying ADSs issued to holders of Veritas common stock as consideration in the merger.

THE VERITAS MERGER

The Merger
      On September 4, 2006, Veritas DGC Inc., a Delaware corporation, and CGG, entered into the merger agreement, by and among Veritas, CGG, Volnay Acquisition Co. I, a Delaware corporation and wholly owned subsidiary of CGG, and Volnay Acquisition Co. II, a Delaware corporation and wholly owned subsidiary of CGG, under which CGG agreed to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of Veritas. On January 12, 2007, pursuant to the terms of the merger agreement, as approved by the Boards of Directors of both Veritas and CGG and the shareholders of Veritas, Volnay Acquisition Co. I merged with and into Veritas with Veritas continuing as the surviving corporation, and immediately thereafter, Veritas merged with and into Volnay Acquisition Co. II with Volnay Acquisition Co. II continuing as the surviving corporation as a wholly owned subsidiary of CGG. Upon effectiveness of the merger, Volnay Acquisition Co. II changed its name to CGGVeritas Services Inc.
      The stockholders of Veritas received, in the aggregate, consideration comprised of $1.5 billion in cash and 46.1 million ADSs of CGG, with each ADS representing one-fifth of an ordinary share, nominal value €2.00 per share, of CGG. Under the terms of the Merger Agreement, stockholders of Veritas had the right to elect to receive cash or ADSs, subject to a proration if either cash or stock was oversubscribed. The final consideration per share of Veritas common stock was $85.50 in cash or 2.0097 CGG ADS.
      The merger remains subject to post-completion clearance by competition authorities in the United Kingdom and Brazil. There can be no assurance as to the outcome of these reviews, but we do not expect them to have a material impact on our operations.

Merger Rationale
      We believe a number of strategic factors support the merger, including the following:

•	the combination of CGG and Veritas took place in a strong business environment. Decreasing reserves of oil and gas companies have been coupled with growing energy consumption sustained by long-term demand, particularly in China and India. This environment has created a need to accelerate the pace of exploration in new areas, to revisit existing exploration areas with new technologies and to optimize reservoir management to maximize recovery rates. Seismic technology plays a key role in this process and CGGVeritas, with its combined technology and worldwide geographic fit, is expected to be well positioned to compete to lead and meet the industry’s needs;

•	the combination of CGG and Veritas creates a strong global pure-play seismic company, offering a broad range of seismic services, and, through Sercel, geophysical equipment to the industry across all markets. The business, geographic and client complementarities of CGG and Veritas are expected to respond to the growing demand for seismic imaging and reservoir solutions. CGGVeritas is expected to be well positioned to provide an improved technological advanced product offering in seismic services as most oil and gas companies attempt to replace diminishing reserves in a more complex exploration environment, to strengthen long-term relationships with a broad range of clients and to improve financial performance through business cycles;

•	the combination of CGG and Veritas brings together two companies with strong technological foundations in the geophysical services and equipment market. Both CGG and Veritas have a long tradition in providing seismic services both onshore and offshore. In particular, Veritas’ strong offshore positions will effectively complete the repositioning to offshore that CGG has been implementing during the last few years. Both companies already use a broad range of Sercel technologies for their data acquisition activities, thereby providing a homogeneous equipment base for the combined CGGVeritas. In addition, Veritas’ strong focus on North America fits well with CGG’s international presence. Combining the two customer bases is expected to provide a good balance between national oil companies (a strong position of CGG), major oil and gas operators (a strong position of both CGG and Veritas) and U.S.-based operators, both majors and independent (a strong position of Veritas). The combined technology and know-how of the two companies will strengthen research and development capabilities to best serve the CGGVeritas client base with a broader range of technologies that CGGVeritas would be able to deliver more rapidly to the market;

•	the addition of Veritas’ fleet of seven vessels creates a combined seismic services business operating the world’s leading seismic fleet of 20 vessels, including 14 high capacity 3D vessels. Capacity in the combined fleet is well balanced between large (more than 10 streamers), medium (six to eight streamers) and smaller sizes, with all vessels equipped with Sercel’s solid or fluid streamers. The combined fleet will provide highly flexible fleet management potential with a balanced distribution of fully owned, chartered, new built and significantly depreciated capacity. Additionally, most of the vessels in the combined fleet have been recently equipped with relatively new technology which will provide CGGVeritas with a fleet that can be managed without significant investments in the near term;

•	offshore multi-client services benefits from two complementary, recent vintage, well-positioned seismic data libraries. For example, the Veritas library will bring to CGG complementary data in the Gulf of Mexico, with Veritas data library being positioned in the Western and Central Gulf while CGG’s data library is in the Central and Eastern Gulf. Data merging from the CGG and Veritas libraries will provide potential for cross imaging enhancement and value creation. All these benefits take place in a market where a global library portfolio is increasingly attractive to clients;

•	CGG’s and Veritas’ respective offerings for land acquisition services represent strong geographical and technological complementarities for high-end positioning and further development of local partnerships. Veritas’ strong presence in the western hemisphere, in particular North America and particularly in multi-client surveys, complements CGG’s main geographic footprint in the eastern hemisphere and its strong focus on the Middle East. In addition, CGG’s and Veritas’ technological complementarities will enhance CGGVeritas’ land offering, ranging from exploration seismic to field seismic monitoring;

•	CGG’s and Veritas’ respective positions in data processing and imaging as well as the skills and reputation of their experts and geoscientists, allows CGGVeritas to create the industry reference in this segment, with particular strengths in advanced technologies such as depth imaging, 4D processing and reservoir characterization as well as a close link with clients through dedicated centers;

•	the merger will not affect Sercel’s open technology approach. Sercel will pursue its strategy of maintaining leading edge technology, offering new generations of differentiating products and focusing on key markets; and

•	with a combined workforce of 7,000 staff operating worldwide, including Sercel, CGGVeritas will, through continued innovation, be an industry leader in seismic technology, services and equipment with a broad base of customers including independent, international and national oil companies.

      See “Risk Factors — Risks Related to Our Business — We are subject to certain risks related to acquisitions, including the merger, and these risks may materially adversely affect our revenues, expenses, operating results and financial condition”.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION OF CGG
      In accordance with regulations adopted by the European Union in July 2002, all companies incorporated under the laws of one of the member states of the European Union and whose securities are publicly traded within the European Union were required to prepare their consolidated financial statements for the fiscal year starting on or after January 1, 2005, on the basis of accounting standards issued by the International Accounting Standards Board. Therefore, in accordance with these requirements, CGG converted from using French generally accepted accounting principles to IFRS, as adopted by the European Union. As a first-time adopter of IFRS at January 1, 2005, CGG has followed the specific requirements described in IFRS 1, First Time Adoption of IFRS. The options selected for the purpose of the transition to IFRS are described in the notes to CGG’s audited consolidated financial statements, included elsewhere in this prospectus. Effects of the transition on the balance sheet at January 1, 2004, the statement of income for the year ended December 31, 2004 and the balance sheet at December 31, 2004 are presented and discussed in Note 30 to CGG’s 2005 audited consolidated financial statements included elsewhere in this prospectus.
      The tables below set forth CGG’s selected historical consolidated financial and operating information:

•	as at and for the nine months ended September 30, 2006 and 2005 in accordance with both IFRS and U.S. GAAP;

•	as at and for the years ended December 31, 2005 and 2004 in accordance with IFRS; and

•	as at and for each of the five years in the period ending December 31, 2005 in accordance with U.S. GAAP.
      The following selected historical consolidated financial information as at and for the years ended December 31, 2005 and 2004 is derived from CGG’s consolidated audited financial statements included elsewhere in this prospectus. CGG’s consolidated financial statements for the years ended December 31, 2005 and 2004 have been audited by Barbier Frinault & Autres Ernst & Young and Mazars & Guérard. The following selected historical consolidated financial information for the nine-month periods ended September 30, 2006 and 2005 is unaudited and is derived from CGG’s unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which CGG considers necessary for a fair presentation of its financial position and results of operations for these periods. The results of operations for the nine-month periods presented below are not necessarily indicative of the results for the full fiscal year.
      The tables should be read in conjunction with, and are qualified in their entirety by reference to, CGG’s consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — CGG Results of Operations” included elsewhere in this prospectus.

      IFRS differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and IFRS as they relate to CGG’s consolidated financial statements and a reconciliation to U.S. GAAP of CGG’s net income and shareholders’ equity for 2005 and 2004, see Note 31 to CGG’s audited consolidated financial statements included elsewhere in this prospectus and Note 3 to CGG’s unaudited consolidated financial statements included elsewhere in this prospectus.

As at and for the nine
months ended	As at and for the
September 30,	year ended
December 31,
2006	2005
(unaudited)	(unaudited)	2005	2004

(in € millions, except for
per share and ratio data)
Amounts in accordance with IFRS:
Statement of Operations Data:
Operating revenues	955.6	607.5	869.9	687.4
Other revenues from ordinary activities	1.4	1.2	1.9	0.4
Cost of operations	(636.7)	(473.2)	(670.0)	(554.0)
Gross profit	320.3	135.5	201.8	133.8
Research and development expenses, net	(27.8)	(23.6)	(31.1)	(28.8)
Selling, general and administrative expenses	(86.9	(64.2)	(91.2)	(78.6)
Other revenues (expenses)	12.0	2.7	(4.4)	19.3
Operating income	217.6	45.0	75.1	45.7
Cost of financial debt, net	(19.2)	(26.7)	(42.3)	(27.8)
Derivative and other expenses on convertible bonds	(23.0)	(38.0)	(11.5)	(23.5)
Other financial income (loss)	(8.4	1.3	(14.5)	0.8
Income taxes	(54.9)	(18.5)	(26.6)	(10.9)
Equity in income of affiliates	8.9	9.6	13.0	10.3
Net income (loss)	121.0	(27.3)	(6.8)	(5.4)
Attributable to minority interests	1.2	0.6	(1.0)	(1.0)
Attributable to shareholders	119.8	(27.9)	(7.8)	(6.4)
Net income (loss) per share:
Basic(1)	6.92	(2.37)	(0.64)	(0.55)
Diluted(2)	6.78	(2.37)	(0.64)	(0.55)

Other Ratios:
Ratio of earnings to fixed charges(3)	10.9	x	1.7	x	1.4	x	1.8	x

Balance Sheet Data (at period end):
Cash and cash equivalents	168.7	112.4	130.6
Working capital(4)	254.0	154.1	116.4
Property, plant & equipment, net	485.0	480.1	204.1
Multi-client surveys	69.8	93.6	124.5
Total assets	1,751.7	1,565.1	971.2
Financial debt(5)	430.8	400.3	249.6
Stockholders’ equity	850.5	698.5	393.2

Other Historical Financial Data:
ORBDA(6)	359.9	148.9	229.5	172.5
Capital expenditures (property, plant & equipment)(7)	117.2	75.4	125.1	49.8
Capital expenditures for multi-client surveys	38.9	19.2	32.0	51.1
Net debt(8)	273.0	500.5	297.2	121.8
Net debt(8)/ ORBDA(6)	1.3	x	0.7x

	As at and for the nine
	months ended
	September 30,
					As at and for the year ended December 31,
	2006		2005
	(unaudited)		(unaudited)		2005		2004		2003		2002		2001

	(in € millions, except for per share, ratio and operational data)
Amounts in accordance with U.S. GAAP:
Statement of Operations Data:
Operating revenues	967.7		601.6		860.8		709.5		645.6		719.0		795.0
Operating income	215.0		38.2		61.9		55.0		42.7		81.9		48.6
Net income (loss)	94.0		(15.3)		8.3		(20.2)		3.1		15.1		9.3
Per share amounts:
Basic common stock holder(1)	5.43		(1.30)		0.69		(1.73)		0.27		1.29		0.80
Diluted common stock holder(9)	5.32		(1.30)		0.67		(1.73)		0.26		1.29		0.80

Other Ratios:
Ratio of earnings to fixed charges(3)	8.8	x	2.0	x	1.6	x	1.4	x	0.5	x	2.2	x	2.0	x

Balance Sheet Data (at period end):
Total assets	1,751.2				1,573.8		975.8		924.2		1,036.8		1,008.0
Financial debt(5)	436.7				416.7		266.5		232.4		307.8		279.5
Stockholders’ equity	811.7				689.5		372.2		413.4		431.0		456.4

Operational Data (end of period):
Land teams in operations	8		12		11		8		12		14		12
Operational streamers(10)	44		52		46		39		42		42		48
Data processing centers	31		30		27		26		26		26		26

Notes:

(1)	Basic per share amounts under IFRS and U.S. GAAP have been calculated on the basis of 17,318,957 issued and outstanding shares in the nine month period ended September 30, 2006, 11,765,118 issued and outstanding shares in the nine month period ended September 30, 2005, 12,095,925 issued and outstanding shares in 2005 and 11,681,406 issued and outstanding shares in 2004. Basic per share amounts under U.S. GAAP have been calculated on the basis of 11,680,718 issued and outstanding shares in 2003 and 2002 and 11,609,393 issued and outstanding shares in 2001.

(2)	Diluted per share amount under IFRS has been calculated on the basis of 17,675,616 issued and outstanding shares in the nine month period ended September 30, 2006, 13,451,097 issued and outstanding shares in the nine month period ended September 30, 2005, 12,095,925 issued and outstanding shares in 2005 and 11,681,406 issued and outstanding shares in 2004. For the nine-month period ended September 30, 2005, the effect of convertible bonds was anti-dilutive.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings in IFRS consist of income (loss) from consolidated companies before income taxes, excluding derivative and other expenses on convertible bonds included in CGG’s income statement for the relevant period included elsewhere in this prospectus. Earnings under U.S. GAAP consist of income from consolidated companies before income taxes and minority interests, excluding equity in income of affiliates included in CGG’s income statement for the relevant period included elsewhere in this prospectus. Fixed charges under each of IFRS and U.S. GAAP consist of net cost of financial debt (including amortization fees). For the year ended December 31, 2003, our earnings were insufficient to cover fixed charges by €13.5 million under U.S. GAAP.

(4)	Working capital consists of trade accounts and notes receivable, inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, current provisions and other current liabilities.

(5)	“Financial debt” means total financial debt, including current maturities, capital leases and accrued interest but excluding bank overdrafts.

(6)	A discussion of “ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA”), including (i) a reconciliation to net cash provided by operating activities and (ii) the reasons why our management believes that a presentation of ORBDA provides useful information to investors regarding our financial condition and results of operations, is found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — ORBDA”.

(7)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease.

The following table presents a reconciliation of capital expenditures to purchases of property, plant and equipment and equipment acquired under capital lease for the periods indicated:

	For the nine months		For the year
	ended September 30,		ended
			December 31,
	2006	2005
	(unaudited)	(unaudited)	2005	2004

	(in € millions)
Purchase of property, plant and equipment	117.0	61.8	107.7	41.1
Equipment acquired under capital lease	0.2	13.6	17.4	8.7

Capital expenditures	117.2	75.4	125.1	49.8

(8)	“Net debt” means bank overdrafts, financial debt including current portion (including capital lease debt) net of cash and cash equivalents. A discussion of net debt, including (i) a reconciliation of net debt to financing items of the CGG balance sheet and (ii) the reasons why our management believes that a presentation of net debt provides useful information to investors regarding our financial condition and results of operations, is found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Net Debt”.

(9)	Diluted per share amounts under U.S. GAAP have been calculated on the basis of 17,675,616 issued and outstanding shares in the nine month period ended September 30, 2006, 13,451,097 issued and outstanding shares in the nine month period ended September 30, 2005, 12,378,209 issued and outstanding shares in 2005, 11,681,406 issued and outstanding shares in 2004, 11,760,630 issued and outstanding shares in 2003, 11,680,718 issued and outstanding shares in 2002 and 11,609,393 issued and outstanding shares in 2001. In 2002 and 2001, the effects of stock options were not dilutive (as a result of applying the treasury stock method).

(10)	Data includes Exploration Resources ASA’s streamers (from and including December 31, 2005) and excludes streamers of vessels in transit or dry-dock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VERITAS
      The table below sets forth selected historical consolidated financial data for Veritas as at and for the three months ended October 31, 2006 and 2005 and as at and for each of the five years in the period ending July 31, 2006, in each case in accordance with U.S. GAAP.
      The following selected historical consolidated financial information as at and for the years ended July 31, 2006, 2005 and 2004 is derived from Veritas’ consolidated annual financial statements under U.S. GAAP included elsewhere in this prospectus. Veritas’ consolidated financial statements as at and for the year ended July 31, 2006, 2005 and 2004 have been audited by PricewaterhouseCoopers LLP. The following selected historical consolidated information for the three-month periods ended October 31, 2006 and 2005 is unaudited and is derived from Veritas’ unaudited financial statements included elsewhere in the prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Veritas considers necessary for a fair presentation of its financial position and results of operations for these periods. The results of operations for the three-month periods presented below are not necessarily indicative of the results for the full fiscal year.
      The table below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of Veritas and its subsidiaries and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Veritas Results of Operations” included elsewhere in this prospectus.

	As at and for the three
	months ended October 31,		As at and for the year ended July 31,

	2006	2005
	(unaudited)	(unaudited)	2006(1)	2005(2)	2004(3)	2003(4)	2002(5)

	(in $ millions, except per share amount)
Statement of Operations Data:
Revenues	230.8	168.7	822.2	634.0	564.5	501.8	452.2
Cost of services	165.8	136.7	623.2	519.0	495.7	423.2	347.9
Research and development	5.4	4.9	22.9	18.9	15.5	11.6	11.5
General and administrative	11.4	8.9	43.2	31.9	25.5	27.2	23.8
Operating income (loss)	37.9	18.3	132.9	64.2	27.8	(12.1)	(.83)
Interest expense	2.2	1.5	7.2	4.0	18.9	18.5	13.6
Interest income	(5.0)	(1.9)	(12.0)	(5.3)	(1.6)	(.96)	(1.4)
Gain on involuntary conversion of assets	—	(2.0)	(2.0)	(9.9)	—	—	—
Other (income) expense, net	0.3	(.13)	.12	(.88)	1.6	1.2	5.8
Provision (benefit) for income tax expense	13.2	9.0	57.2	(6.8)	3.7	28.3	5.2
Net income (loss)	27.5	11.8	82.2	83.0	5.2	(59.1)	(24.1)
Net income (loss) per common share — basic	0.77	0.34	2.33	2.45	0.16	(1.77)	(.74)
Net income (loss) per common share — diluted	0.68	0.32	2.08	2.37	0.15	(1.77)	(.74)
Balance Sheet Data (at period end):
Cash and cash equivalents	353.8	228.0	402.0	249.4	116.3	72.1	10.0
Property and equipment, net	141.9	128.8	110.6	127.9	121.7	149.7	189.8
Multi-client data library	324.1	333.3	296.6	316.8	313.2	373.1	338.8
Total assets	1,175.6	954.5	1,158.0	966.6	776.2	790.9	781.4
Long-term debt (including current maturities)	155.0	155.0	155.0	155.0	155.0	194.2	140.0
Stockholders’ equity	749.8	607.8	710.5	582.5	489.7	487.5	520.7
Other Historical Financial Data:
ORBDA(6)	123.5	81.6	383.7	265.9	278.3

Notes:

(1)	Includes a gain on involuntary conversion of assets of $2.0 million.

(2)	Includes a gain on involuntary conversion of assets of $9.9 million and a release of deferred tax valuation allowances of $36.9 million.

(3)	Includes charges of $22.1 million related to a change in multi-client accounting policies and $7.4 million related to debt refinancing. The change in multi-client accounting policies may affect the comparability between periods and is more fully described in Note 1 to the Veritas audited consolidated financial statements included elsewhere in this prospectus.

(4)	Includes charges of $39.3 million for goodwill impairment, $4.9 million for impairment of a multi-client survey, $7.6 million loss related to the sale of Veritas’ (RC)[2] software operations and $21.0 million related to deferred tax asset valuation allowances.

(5)	Includes charges of $55.3 million for impairment of multi-client surveys, $14.6 million for costs of a terminated merger and $6.5 million valuation allowance for deferred tax assets.

(6)	A discussion of “ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA”), including (i) a reconciliation to net cash provided by operating activities and (ii) the reasons why our management believes that a presentation of ORBDA provides useful information to investors regarding our financial condition and results of operations, is found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — ORBDA”.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      The following unaudited pro forma condensed combined financial information is presented in millions of euros and gives pro forma effect to the merger and the financing transactions under IFRS and U.S. GAAP as if they occurred on January 1, 2005 in the case of the pro forma statements of income, and September 30, 2006, in the case of the pro forma balance sheet. The pro forma condensed combined statements of income give pro forma effect to the acquisition of Exploration Resources and the related financings as if they occurred on January 1, 2005. The merger and the acquisition of Exploration Resources are reflected in the pro forma financial statements using the purchase method of accounting under U.S. GAAP and IFRS.
      The unaudited pro forma adjustments reflect the following assumptions:

•	under U.S. GAAP, the price of CGG ADSs was $32.44, the average price of CGG ADSs for the period beginning two days before and ending two days after September 5, 2006 (the date that the merger was announced);

•	under IFRS, the price of CGG ADSs was $40.50, the closing price on the closing date of the merger;

•	each outstanding share of Veritas common stock was converted in the merger into the right to receive either (i) 2.25 CGG ADSs (with respect to 50.664% of Veritas’ total common stock) or (ii) $75.00 in cash (with respect to 49.336% of Veritas’ total common stock);

•	the cash consideration paid by CGG in connection with the merger was financed by a $1.0 billion term loan facility, the issuance of $600 million in notes offered hereby and cash on hand; and

•	each employee option to purchase shares of Veritas common stock pursuant to any stock option plan, program or arrangement of Veritas outstanding at the time of the merger, whether or not vested, has been cancelled and converted into the right to receive, for each share of Veritas common stock subject to such option, an amount in cash equal to the excess, if any, of $75.00 over the exercise price per share under such option (less any applicable withholding taxes).
      The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not indicative of the results of operations or the financial condition of CGGVeritas that would have been achieved had the merger, the acquisition of Exploration Resources, and the related financing transactions been completed as of the dates indicated, nor is the unaudited pro forma condensed combined financial information indicative of our future results of operations or financial position. The unaudited pro forma condensed combined financial information does not reflect any cost savings or other synergies that may result from the merger nor does it reflect any special items such as restructuring and integration costs that may be incurred as a result of the merger.
      CGGVeritas reports, and CGG reported, its financial results in euros and in conformity with IFRS, with a reconciliation to U.S. GAAP. Veritas reported its financial results in U.S. dollars and in conformity with U.S. GAAP. IFRS differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and IFRS as they relate to CGG’s consolidated financial statements and a reconciliation to U.S. GAAP of CGG’s net income and shareholders’ equity for 2005 and 2004, see Note 31 to CGG’s audited consolidated financial statements included elsewhere in this prospectus and Note 3 to CGG’s unaudited consolidated financial statements included elsewhere in this prospectus. For an explanation of the differences between IFRS and U.S. GAAP as they apply to CGG’s and Veritas’ historical accounting treatments, see Note 2 to the unaudited pro forma condensed combined financial statements.
      The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the respective consolidated financial statements of CGG for the year ended December 31, 2005 and as at and for the nine-month period ended September 30, 2006 and the consolidated financial statements of Veritas for the year ended July 31, 2006, and the consolidated financial statements of Veritas as at and for the three-month period ended October 31, 2006, all included elsewhere in this prospectus.

      The unaudited pro forma condensed combined financial information is based on preliminary estimates and assumptions, which we believe to be reasonable. In the unaudited pro forma condensed combined financial information, the cash to be paid and CGG ADSs to be issued as merger consideration for Veritas shares of common stock have been allocated to the Veritas assets and liabilities based upon preliminary estimates by the management of CGG of their respective fair values at the date of the merger. Any difference between the consideration paid and the fair value of the Veritas assets and liabilities has been recorded as goodwill. Definitive allocations will be performed after the effective time of the merger. Accordingly, the pro forma adjustments relating to the purchase price allocation are preliminary, have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information and are subject to revision based on the final determination of fair value after the effective time of the merger. Any such revisions may be material.

CGGVERITAS UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF INCOME FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2005 UNDER IFRS

		Historical			Other
		Exploration			pro forma
		Resources			adjustments for the		Combined
		and related			merger and the		pro forma
	Historical	pro forma	Historical	Pro forma	financing		income
	CGG 12	adjustments	Veritas 12	adjustments	transactions		statement 12
	months	8 months	months	12 months	12 months		months
	ended	ended	ended	ended	ended		ended
	December 31,	August 31,	January 31,	December 31,	December 31,		December 31,
	2005	2005	2006	2005	2005		2005
	IFRS	IFRS	U.S. GAAP	IFRS	IFRS		IFRS

	Note 1	Note 1	Note 1	Notes 2 & 3	Note 2 & 4	Ref.
		(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
	(in € millions, except per share data)
Operating revenues	869.9	68.7	579.6	(26.7)	(2.4)	2.7	1,489.1
Other income from ordinary activities	1.9	—	—	—	—		1.9

Total income from ordinary activities	871.8	68.7	579.6	(26.7)	(2.4)		1,491.0
						4.3.1;
Cost of operations	(670.0)	(69.7)	(453.2)	26.1	(32.0)	4.3.4	(1,198.8)

Gross profit	201.8	(1.0)	126.4	(0.6)	(34.4)		292.2
Research and development expenses — net	(31.1)	—	(16.5)	5.0	—		(42.6)
						4.3.1;
Selling, general and administrative expenses	(91.2)	(5.8)	(30.0)	—	(2.3)	4.3.4	(129.4)
Other revenues (expenses) — net	(4.4)	—	—	9.9	—		5.5

Operating income	75.1	(6.8)	79.9	14.2	(36.7)		125.7
						4.3.2;
Interest, other financial income and expense, net, exchange gains and losses, net and others	(56.8)	(11.3)	12.8	(9.6)	(95.5)	4.3.3	(160.4)
Variance on derivative of convertible bonds	(11.5)	—	—	—	—		(11.5)

Income (loss) of consolidated companies before income taxes	6.8	(18.1)	92.7	4.7	(132.2)		(46.2)
Income taxes	(26.6)	3.9	(6.1)	(1.6)	46.3	4.3.5	15.9

Net income (loss) of consolidated companies	(19.8)	(14.2)	86.6	3.1	(86.0)		(30.3)
Equity in income of affiliates	13.0	—	—	—	—		13.0

Net income (loss)	(6.8)	(14.2)	86.6	3.1	(86.0)		(17.3)

Attributable to:
— shareholders	(7.8)	(14.2)	86.6	3.1	(86.0)		(18.3)
— minority interests	1.0	—	—	—	—		1.0
Weighted average number of outstanding shares (in thousands)	12,095				9,609		21,704
Weighted average number of potential shares (in thousands)	12,095				9,609		21,704
Earnings per share:
— basic	(0.64)						(0.84)

— diluted	(0.64)						(0.84)

CGGVERITAS UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 UNDER IFRS

				Other pro forma
				adjustments for
				the merger and
	Historical	Historical	Pro forma	the financing		Combined
	CGG 9	Veritas	adjustments	transactions		pro forma
	months	9 months	9 months	9 months		statement of
	ended	ended	ended	ended		income
	September 30,	October 31,	September 30,	September 30,		ended
	2006	2006	2006	2006		September 30,
	IFRS	U.S. GAAP	IFRS	IFRS		2006 IFRS

	Note 1	Note 1	Notes 2 & 3	Note 4	Ref.
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
	(in € millions, except per share data)
Operating revenues	955.6	519.7	(5.1)	—		1,470.1
Other income from ordinary activities	1.4	—	—	—		1.4

Total income from ordinary activities	957.0	519.7	(5.1)	—		1,471.5
					4.3.1;
Cost of operations	(636.7)	(390.0)	9.5	(23.4)	4.3.4	(1,040.6)

Gross profit	320.3	129.7	4.4	(23.4)		430.9
Research and development expenses — net	(27.8)	(14.2)	4.3			(37.7)
					4.3.1;
Selling, general and administrative expenses	(86.9)	(35.8)	8.3	(1.0)	4.3.4	(115.5)
Other revenues (expenses) — net	12.0	—	(0.2)			11.9

Operating income (loss)	217.6	79.7	16.8	(24.4)		289.6
Interest, other financial income and expense, net, exchange gains and losses, net and others	(27.6)	4.4	—	(70.4)	4.3.2; 4.3.3	(93.5)
Derivative of convertible bonds and related costs	(23.0)	—	—	—		(23.0)

Income (loss) of consolidated companies before income taxes	167.0	84.1	16.8	(94.8)		173.1
Income taxes	(54.9)	(30.2)	(5.9)	33.2	4.3.5	(57.9)

Net income (loss) of consolidated companies	112.1	53.9	10.9	(61.6)		115.2
Equity in income of affiliates	8.9	—	—	—		8.9

Net income (loss)	121.0	53.9	10.9	(61.6)		124.1

Attributable to:
— shareholders	119.8	53.9	10.9	(61.6)		122.9
— minority interests	1.2	—	—	—		1.2
Weighted average number of outstanding shares (in thousands)	17,318			9,609		26,927
Weighted average number of potential shares (in thousands)	17,675			9,609		27,284
Earnings per share:
— basic	6.92					4.57

— diluted	6.78					4.51

CGGVERITAS UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS AT SEPTEMBER 30, 2006 UNDER IFRS

				Other pro forma
				adjustments for
	Historical	Historical		the merger and		Combined pro
	CGG	Veritas	Pro forma	the financing		forma
	IFRS at	U.S. GAAP at	adjustments at	transactions at		balance sheet at
	September 30,	October 31,	September 30,	September 30,		September 30,
	2006	2006	2006	2006		2006 IFRS

	Note 1	Note 1	Notes 2 & 3	Note 4	Ref.
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
	(in € millions)
ASSETS
Cash and cash equivalents	168.7	279.5	0.1	(147.8)	4.2.5	300.5
Current assets, net	576.4	230.5	(8.5)	—		798.4

Total current assets	745.1	510.0	(8.4)	(147.8)		1,098.9
Goodwill	273.9	—	—	2,110.0	4.2.1	2,383.8
Intangible assets, net	134.5	256.0	6.4	207.7	4.2.1	604.6
					4.2.1;
Other non-current assets, net	598.2	162.6	(3.0)	18.3	4.3.5	776.0

Total non-current assets	1,006.6	418.6	3.4	2,335.8		3,764.4
Total assets	1,751.7	928.6	(5.0)	2,188.0		4,863.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	10.9	—	—	—		10.9
Current portion of financial debt	44.0	122.4	(2.8)	(103.1)	4.2.5	60.6
Current liabilities	322.4	186.8	(15.2)	9.8	4.2.1	503.8

Total current liabilities	377.3	309.2	(18.0)	(93.3)		575.3
Financial debt	386.8	—	—	1,243.7	4.2.5	1,630.5
					4.2.1;
Other non-current liabilities	113.6	27.1	18.0	69.9	4.3.5	228.6

Total non-current liabilities	500.4	27.1	18.0	1,313.6		1,859.1

Total shareholders’ equity	850.5	592.3	(5.0)	967.7	4.2.2	2,405.5
Minority interests	23.5	—	—	—		23.5

Total shareholders’ equity and minority interests	874.0	592.3	(5.0)	967.7		2,429.0

Total liabilities and shareholders’ equity	1,751.7	928.6	(5.0)	2,188.0		4,863.4

CGGVERITAS UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2005 UNDER U.S. GAAP

					Other
		Historical			pro forma
		Exploration			adjustments
		Resources			for the			Combined
		and related			merger and			pro forma
	Historical	pro forma	Historical	Pro forma	the financing			income
	CGG	adjustments	Veritas	adjustments	transactions			statement
	12 months	8 months	12 months	12 months	12 months			12 months
	ended	ended	ended	ended	ended			ended
	December 31,	August 31,	January 31,	December 31,	December 31,			December 31,
	2005	2005	2006	2005	2005			2005
	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP			U.S. GAAP

	Note 1	Note 1	Note 1	Notes 2 & 3	Note 4	Ref.
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in € millions, except per share data)
Operating revenues	860.8	63.8	579.6	(29.8)				1,474.4
Cost of operations	(665.4)	(68.8)	(453.2)	31.8	(30.6)	4.3.1		(1,186.1)

Gross profit	195.4	(5.0)	126.4	2.0	(30.6)			288.3
Research and development expenses — net	(39.3)	—	(16.5)	—	—			(55.8)
Selling, general and administrative expenses	(92.7)	(8.4)	(30.0)	—	(3.6)	4.3.1		(134.8)
Other revenues (expenses) — net	(1.5)	—		9.6				8.1

Operating income (loss)	61.9	(13.4)	79.9	11.6	(34.2)			105.8
Interest, other financial income and expense, net, exchange gains and						4.3.2	;
losses, net and others	(31.9)	(4.6)	12.8	(9.6)	(95.5)	4.3.3		(128.8)
Variance on derivative of convertible bonds	(11.5)	—	—	—	—			(11.5)
Equity in income of affiliates	13.0	—	—	—	—			13.0

Income (loss) of consolidated companies before income taxes and minority interests	31.5	(18.0)	92.7	2.0	(129.7)			(21.5)
Income taxes	(22.2)	5.2	(6.1)	(0.7)	45.4	4.3.5		21.6
Minority interests	(1.0)	0.2	—	—	—			(0.8)

Net income (loss)	8.3	(12.6)	86.6	1.3	(84.3)			(0.7)

Weighted average number of outstanding shares (in thousands)	12,095				9,609			21,704
Weighted average number of potential shares (in thousands)	12,357				9,609			21,966
Earnings per share:
— basic	0.69							(0.03)

— diluted	0.67							(0.03)

CGGVERITAS UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 UNDER U.S. GAAP

				Other
				pro forma
				adjustments
				for the
				merger and		Combined
	Historical	Historical	Pro forma	the financing		pro forma
	CGG	Veritas	adjustments	transactions		statement of
	9 months	9 months	9 months	9 months		income
	ended	ended	ended	ended		ended
	September 30,	October 31,	September 30,	September 30,		September 30,
	2006	2006	2006	2006		2006
	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP		U.S. GAAP

	Note 1	Note 1	Notes 2 & 3	Note 4	Ref.	(unaudited)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in € millions, except per share data)
Operating revenues	967.7	519.7	(8.1)			1,479.3
Cost of operations	(636.4)	(390.0)	9.2	(22.9)	4.3.1	(1,040.1)

Gross profit	331.3	129.7	1.1	(22.9)		439.2
Research and development expenses — net	(37.7)	(14.2)	—	—		(51.9)
Selling, general and administrative expenses	(87.4)	(35.8)	8.3	(2.7)	4.3.1	(117.7)
Other revenues (expenses) — net	8.8	—	—	—		8.8

Operating income (loss)	215.0	79.7	9.4	(25.6)		278.5
Interest, other financial income and expense, net, exchange gains and losses,					4.3.2;
net and others	(64.3)	4.4		(70.4)	4.3.3	(130.2)
Derivative of convertible bonds and related costs	(23.0)	—	—	—		(23.0)
Equity in income of affiliates	8.9	—	—	—		8.9

Income (loss) of consolidated companies before income taxes and minority interests	136.6	84.1	9.4	(96.0)		134.2
Income taxes	(41.4)	(30.3)	(3.3)	33.6	4.3.5	(41.4)
Minority interests	(1.2)	—	—	—		(1.2)

Net income (loss)	94.0	53.9	6.1	(62.4)		91.6

Weighted average number of outstanding shares (in thousands)	17,318			9,609		26,927
Weighted average number of potential shares (in thousands)	17,675			9,609		27,284
Earnings per share:
— basic	5.43					3.40

— diluted	5.32					3.316

CGGVERITAS UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS AT SEPTEMBER 30, 2006 UNDER U.S. GAAP

				Other pro forma
		Historical		adjustments for		Combined pro
	Historical CGG	Veritas	Pro forma	the merger and		forma balance
	U.S. GAAP at	U.S. GAAP at	adjustments at	the financing		sheet at
	September 30,	October 31,	September 30,	transactions at		September 30,
	2006	2006	2006	September 30, 2006		2006 U.S. GAAP

	Note 1	Note 1	Notes 2 and 3	Note 4	Ref.
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
	(in € millions)
ASSETS
Cash and cash equivalents	168.7	279.5		(147.8)	4.2.5	300.4
Current assets, net	581.5	230.5	(1.0)	20.1	4.2.3	831.1

Total current assets	750.2	510.0	(1.0)	(127.6)		1,131.5
Goodwill	286.4	—		1,747.4	4.2.1	2,033.8
Intangible assets, net	99.3	256.0		207.7	4.2.1	563.0
Other non-current assets, net	615.3	162.6		18.2	4.2.1	796.2

Total non-current assets	1,001.0	418.6		1,973.3		3,392.9

Total assets	1,751.2	928.6	(1.0)	1,845.6		4,524.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	10.9	—	—	—		10.9
Current portion of financial debt	44.0	122.4		(103.1)	4.2.5	63.4
Current liabilities	352.6	186.8	(9.1)	10.0	4.2.1	540.2

Total current liabilities	407.5	309.2	(9.1)	(93.1)		614.5
Financial debt	392.7	—	—	1,263.8	4.2.3	1,656.5
Other non-current liabilities	115.8	27.1	2.8	65.4	4.3.5	211.2

Total non-current liabilities	508.5	27.1	2.8	1,329.2		1,867.7
Total shareholders’ equity	811.7	592.3	5.3	609.5		2,018.8
Minority interests	23.5	—	—	—		23.5

Total liabilities and shareholders’ equity	1,751.2	928.6	(1.0)	1,845.6		4,524.4

NOTES TO CGGVERITAS UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2005
AND AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006
UNDER IFRS AND U.S. GAAP
NOTE 1 — Description of transaction and basis of presentation

Description of transaction
      The merger is described in the section entitled “The Veritas Merger” contained elsewhere in this prospectus.

Basis of presentation
      Pro forma adjustments related to the unaudited pro forma condensed combined statement of income for each of the 12-month period ended December 31, 2005 and the nine-month period ended September 30, 2006 are computed assuming the merger, the acquisition of Exploration Resources and the financing transactions for each of the merger and the acquisition of Exploration Resources were completed on January 1, 2005.
      Pro forma adjustments related to the unaudited pro forma condensed combined balance sheet are computed assuming the merger and the financing transactions were completed at September 30, 2006.
      There are certain differences in the way in which CGG and Veritas present items on their respective statements of income under U.S. GAAP. As a result, the gain recorded in connection with the receipt of insurance proceeds for the loss of seismic equipment in Veritas’ statement of income has been reclassified in the IFRS and the U.S. GAAP unaudited pro forma condensed combined financial information to comply with CGG’s accounting presentation.
      Balances and transactions between CGG and Veritas as at and for the periods presented were eliminated as intercompany transactions.
      The CGG ADS price used to compute the fair value, under U.S. GAAP, of the CGG ADSs issued in the merger is based on the average closing price of a CGG ADS for the period beginning two days before and ending two days after the date the merger was officially announced (September 5, 2006). However, under IFRS, the CGG ADS price used is the CGG ADS closing price at the effective date of the merger (January 12, 2007).

Historical financial statements and currency translation
      CGG’s historical financial statements for the fiscal year ended December 31, 2005 are presented in euros and are derived from CGG’s audited consolidated financial statements included elsewhere in this prospectus.
      CGG’s historical financial statements as at and for the nine-month period ended September 30, 2006 are presented in euros and are derived from CGG’s unaudited consolidated financial statements included elsewhere in this prospectus.
      Veritas’ unaudited historical financial statements for the twelve-month period ended January 31, 2006 are presented in U.S. dollars and are derived from Veritas’ audited and unaudited financial statements.
      All data related to Veritas’ historical statement of income for the 12-month period ended January 31, 2006 and the pro forma adjustments to the unaudited pro forma condensed combined statement of income for the twelve-month period ended December 31, 2005 are translated into euros at CGG’s average rate for this period of €1.00 = U.S.$1.2418.

Combined Historical Veritas U.S. GAAP Statement of Income for the Twelve-Month Period Ended January 31, 2006

	Historical	Historical	Historical	Historical	Historical
	Veritas	Veritas	Veritas	Veritas	Veritas
	12 months	6 months	6 months	12 months	12 months
	ended	ended	ended	ended	ended
	July 31,	January 31,	January 31,	January 31,	January 31,
	2005	2005	2006	2006	2006
	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in € millions)
	(A)	(B)	(C)	(A) - (B) + (C)	(unaudited)
		(unaudited)	(unaudited)	(unaudited)
Operating revenues	634.0	321.8	407.5	719.7	579.6
Cost of operations	(519.0)	(260.9)	(304.6)	(562.7)	(453.2)

Gross profit	115.0	60.9	102.9	157.0	126.4
Research and development expenses — net	(18.9)	(9.1)	(10.7)	(20.5)	(16.5)
Selling, general and administrative expenses	(31.9)	(15.0)	(20.4)	(37.3)	(30.0)

Operating income	64.2	36.8	71.8	99.2	79.9
Interest, other financial income and expense, net, exchange gains and losses, net and others	12.0	(0.1)	3.8	15.9	12.8

Income of consolidated companies before income taxes and minority interests	76.2	36.7	75.6	115.1	92.7
Income taxes	6.8	(18.4)	(32.8)	(7.6)	(6.1)

Net income (loss)	83.0	18.3	42.8	107.5	86.6

Weighted average number of outstanding shares (in thousands)	33,843				34,393
Weighted average number of potential shares (in thousands)	35,054				36,442
Earning per share:
— basic	2.45				2.52

— diluted	2.37				2.38

      The purpose of this unaudited schedule is to reflect Veritas’ unaudited statement of income for the twelve month period ended January 31, 2006. The schedule has been prepared only in connection with the compilation of the unaudited pro forma condensed combined financial statements.
      Certain items included in Veritas’ annual statements of income for the fiscal year ended July 31, 2006 are derived from annual calculations including net pension and post-retirement benefit obligations, employee incentive awards and income taxes, among other items. This schedule does not consider the impact of how these items would have been different had Veritas’ fiscal year ended on December 31, 2005.
      Veritas’ historical financial statements as at and for the nine-month period ended October 31, 2006 are presented in U.S. dollars and are derived from Veritas’ unaudited financial statements.
      All data related to Veritas’ historical balance sheet at October 31, 2006 and the pro forma adjustments to the balance sheet at September 30, 2006 are translated into euros at CGG’s closing rate at September 30, 2006 of €1.00 = U.S.$1.2660.
      All data related to Veritas’ historical statement of income for the nine-month period ended October 31, 2006 and the pro forma adjustments to the statement of income for the nine-month period ended September 30, 2006 are translated into euros at CGG’s average rate for this period of €1.00 = U.S.$1.2420.

Combined Historical Veritas U.S. GAAP Statement of Income for the Nine-Month Period Ended October 31, 2006

	Historical	Historical	Historical	Historical	Historical
	Veritas	Veritas	Veritas	Veritas	Veritas
	12 months	6 months	3 months	9 months	9 months
	ended	ended	ended	ended	ended
	July 31,	January 31,	October 31,	October 31,	October 31,
	2006	2006	2006	2006	2006
	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in € millions)
	(A)	(B)	(C)	(A) - (B) + (C)	(unaudited)
		(unaudited)		(unaudited)
Operating revenues	822.2	407.5	230.8	645.5	519.7
Cost of operations	(623.2)	(304.6)	(165.8)	(484.4)	(390.0)

Gross profit	199.0	102.9	65.0	161.1	129.7
Research and development expenses — net	(22.9)	(10.7)	(5.4)	(17.1)	(14.2)
Selling, general and administrative expenses	(43.2)	(20.4)	(21.7)	(44.5)	(35.8)

Operating income	132.9	71.8	37.9	99.0	79.7
Interest, other financial income and expense, net, exchange gains and losses, net and others	6.5	3.8	2.8	5.5	4.4

Income (loss) of consolidated companies before income taxes and minority interests	139.4	75.6	40.7	104.5	84.1
Income taxes	(57.2)	(32.8)	(13.2)	(37.6)	(30.3)

Net income (loss)	82.2	42.8	27.5	66.9	53.9

Weighted average number of outstanding shares (in thousands)	35,260				35,973
Weighted average number of potential shares (in thousands)	39,623				40,748
Earning per share:
— basic	2.33				1.50

— diluted	2.08				1.32

      Exploration Resources was consolidated into CGG’s consolidated financial statements ended December 31, 2005 commencing on September 1, 2005.
      The pro forma income statement for the eight months ended August 31, 2005 of Exploration Resources has been derived from the U.S. GAAP income statement of Exploration Resources for the eight months ended August 31, 2005.
      The U.S. GAAP income statement of Exploration Resources for the eight months ended August 31, 2005 and the related pro forma adjustments have been translated at an average exchange rate of NOK 8.0839 per euro.

Combined Historical Exploration Resources U.S. GAAP Statement of Income and Related Pro forma Adjustments for the Eight-Month Period ended August 31, 2005

						Historical
						Exploration
		Purchase		Other		Resources and
	Historical	accounting		adjustments		related
	Exploration	Exploration		Exploration		pro forma
	Resources	Resources		Resources		adjustments
	8 months	8 months		8 months		8 months
	ended	ended		ended		ended
	August 31,	August 31,		August 31,		August 31,
	2005	2005		2005		2005
	U.S. GAAP	U.S. GAAP		U.S. GAAP		U.S. GAAP

	(unaudited)	(unaudited)		(unaudited)		(unaudited)
	(in € millions)
Operating revenues	66.3			(2.5	)(b)	63.8
Cost of operations	(58.7)	(10.0	)(a)	(0.1	) (b)(c)	(68.8)

Gross profit	7.6	(10.0)		(2.6)		(5.0)
Selling, general and administrative expenses	(8.4)					(8.4)

Operating income	(0.8)	(10.0)		(2.6)		(13.4)
Interest, other financial income and expense, net, exchange gains and losses, net and others	1.1	—		(5.7	) (d)(f)	(4.6)

Income (loss) of consolidated companies before income taxes and minority interests	0.3	(10.0)		(8.3)		(18.0)
Income taxes	(1.2)	2.8	(a)	3.6	(e)	5.2
Minority interests	0.6			(0.4)		0.2

Net income (loss)	(0.3)	(7.2)		(5.1)		(12.6)

Notes:

(a)	Reflects the impact (depreciation adjustment and related income tax adjustment) of the reassessment of the value of Exploration Resources’ assets in accordance with the principles of purchase method accounting under IFRS, which reassessment resulted notably in an increase in the book value of the vessels of €116.8 million as at September 1, 2005.

(b)	Reflects the elimination of material inter-company transactions pursuant to which members of the CGG group sold equipment to Exploration Resources during the period presented but prior to September 1, 2005.

(c)	Conforming Exploration Resources multi-client survey amortization method to CGG’s accounting policies for such amortization.

(d)	Reflects the interest on the $165,000,000 of existing notes issued on April 28, 2005 and the $165,000,000 of existing notes issued on February 3, 2006 in connection with the financing of the acquisition of Exploration Resources as if such notes were issued at par on January 1, 2005 and amortization of related fees.

(e)	Recognition of the impact of deferred tax liabilities to the adjustments set forth in the column “Other Adjustments”.

(f)	Elimination of interest on the bridge credit facility from September 1, 2005 through September 30, 2005, that was put in place and drawn in connection with the acquisition of Exploration Resources.
     The pro forma income statement for the eight months ended August 31, 2005 of Exploration Resources has been derived from the IFRS income statement of Exploration Resources for the nine months ended September 30, 2005, adjusted by the month of September 2005 already consolidated in CGG’s consolidated financial statements at December 31, 2005. The IFRS income statement of Exploration Resources for the eight months ended August 31, 2005 and the related pro forma adjustments have been translated at an average exchange rate of NOK 8.0839 per euro.

Combined Historical Exploration Resources IFRS Statement of Income and Related Pro Forma Adjustments for the Eight-Month Period ended August 31, 2005

							Historical
		Purchase					Exploration
	Historical	accounting					Resources
	Exploration	Exploration		Exploration	Other pro		and related pro
	Resources	Resources		Resources	forma		forma
	9 months	8 months		1 month	adjustments		adjustments
	IFRS ended	IFRS ended		IFRS ended	Exploration		8 months ended
	September 30,	September 30,		September 30,	Resources (a)		August 31, 2005
	2005	2005		2005	IFRS		IFRS

	(unaudited)	(unaudited)		(unaudited)	(unaudited)		(unaudited)
	(in € millions)
Operating revenues	78.6			(8.7)	(1.3	)(b)	68.7
Cost of operations	(67.4)	(9.4	)(a)	7.0	—	(b)(c)	(69.7)

Gross profit	11.2	(9.4)		(1.6)	(1.2)		(1.0)
Selling, general and administrative expenses	(6.3)			0.5	—		(5.8)

Operating income	4.9	(9.4)		(1.2)	(1.2)		(6.8)
Interest, other financial income and expense, net, exchange gains and losses, net and others	(2.1)			0.4	(9.6	)(d)(f)	(11.3)

Income (loss) of consolidated companies before income taxes	2.8	(9.4	)(a)	(0.8)	(10.7	)(e)	(18.1)
Income taxes	0.4	2.6		(0.8)	1.6		3.9

Net income (loss)	3.2	(6.8)		(1.5)	(9.2)		(14.2)
— attributable to shareholders	3.8	(7.5)		(1.5)	(9.2)		(14.2)
— attributable to minority interests	(0.6)	0.7		(0.1)	—		—

Notes:

(a)	Reflects the impact (depreciation adjustments and related income for adjustment) of the reassessment of the value of Exploration Resources’ assets in accordance with the principles of purchase method accounting under IFRS, which reassessment resulted notably in an increase in the book value of the vessels of €116.8 as at September 1, 2005.

(b)	Reflects the elimination of material inter-company transactions pursuant to which members of the CGG group sold equity.

(c)	Conforming Exploration Resources multi-client survey amortization method to CGG’s accounting policies for such amortization.

(d)	Reflects the interest on the $165,000,000 of existing notes issued on April 28, 2005 and the $165,000,000 of existing notes issued on February 3, 2006 in connection with the financing of the acquisition of Exploration Resources as if such notes were issued at par on January 1, 2005 and amortization of related fees.

(e)	Recognition of the impact of deferred tax liabilities to the adjustments set forth in the column “Other Adjustments”.

(f)	Elimination of interest on the bridge credit facility from September 1, 2005 through September 30, 2005, that was put in place and drawn in connection with the acquisition of Exploration Resources.
NOTE 2 — Adjustments to Veritas’ historical financial statements to ensure consistency of accounting principles with CGG’s historical financial statements under IFRS and U.S. GAAP
      The unaudited pro forma condensed combined financial information under IFRS and U.S. GAAP includes adjustments to Veritas’ historical financial statements (i) to account for differences between U.S. GAAP and IFRS and (ii) to make Veritas’ application of U.S. GAAP consistent with CGG’s application of U.S. GAAP.
      The deferred tax effect of these adjustments was computed at an estimated tax rate of 35%.

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF INCOME FOR THE TWELVE-MONTH PERIOD
ENDED DECEMBER 31, 2005 UNDER IFRS

					Pro forma
					adjustments
			Pro forma		to income
			intercompany		statement
	Pro forma consistency		elimination		12 months ended
	adjustments		and other		December 31, 2005
	under IFRS		adjustments		IFRS

		Ref.	Note 3	Ref.
	(unaudited)		(unaudited)		(unaudited)
	(in € millions)
Operating revenues	3.1	2.6	(29.8)	3.1	(26.7)
Other income from ordinary activities	—		—		—

Total income from ordinary activities	3.1		(29.8)		(26.7)
Cost of operations	7.1	2.1, 2.4, 2.5, 2.6	19.0	3.1	26.1

Gross profit	10.2		(10.8)	3.1	(0.6)
Research and development expenses — net	5.0	2.8			5.0
Selling, general and administrative expenses	—		—		—
Other revenues (expenses) — net	9.9	2.2, 2.6	—		9.9

Operating income	25.1		(10.8)		14.2
Interest, other financial income and expense, net, exchange gains and losses, net and others	(9.6)	2.2	—		(9.6)

Income (loss) of consolidated companies before income taxes	15.5		(10.8)		4.7
Income taxes	(5.4)	4.3.5	3.8	4.3.5	(1.6)

Net income (loss)	10.1		(7.0)		3.1

PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS AT SEPTEMBER 30, 2006 UNDER IFRS

			Pro forma
			intercompany		Pro forma
			elimination		adjustments to
	Pro forma consistency		and other		balance sheet at
	adjustments		adjustments		September 30, 2006

		Ref.	Note 3	Ref.
	(unaudited)		(unaudited)		(unaudited)
	(in € millions)
ASSETS
Cash and cash equivalents	0.1				0.1
Current assets, net	(7.5)	2.3, 2.4, 2.6	(1.0)	3.1	(8.5)

Total current assets	(7.4)		(1.0)		(8.4)
Intangible assets, net	6.4	2.3, 2.8	—		6.4
Other non-current assets, net	(3.0)	2.3, 2.4, 2.6	—		(3.0)

Total non-current assets	3.4		—		3.4

TOTAL ASSETS	(4.0)		(1.0)		(5.0)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of financial debt	(2.8)	2.3	—		(2.8)
Current liabilities	(6.0)	2.3, 2.6	(9.2)	3.1, 3.2	(15.2)

Total current liabilities	(8.8)		(9.2)		(18.0)
Other non-current liabilities	15.2	2.3, 2.5, 2.8	2.8	3.2	18.0

Total non-current liabilities	15.2		2.8		18.0

Total shareholders’ equity	(10.1)	2.4	5.4		(5.0)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(4.0)		(1.0)		(5.0)

PRO FORMA ADJUSTMENTS TO
THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 UNDER IFRS

					Pro forma
					adjustments
			Pro forma		to statement
	Pro forma		intercompany		of income
	consistency		elimination		9 months ended
	adjustments		and other		September 30, 2006
	under IFRS		adjustments		IFRS

		Ref.	Note 3	Ref.
	(unaudited)		(unaudited)		(unaudited)
	(in € millions)
Operating revenues	3.0	2.6	(8.1)	3.1	(5.1)
Other income from ordinary activities	—		—		—

Total income from ordinary activities	3.0		(8.1)		(5.1)
Cost of operations	4.8	2.1, 2.4, 2.5, 2.6	4.7	3.1	9.5

Gross profit	7.8		(3.4)		4.4
Research and development expenses — net	4.3	2.8	—		4.3
Selling, general and administrative expenses	—		8.3	3.2	8.3
Other revenues (expenses) — net	(0.1)	2.6	—		(0.2)

Operating income	11.9		4.9		16.8
Income (loss) of consolidated companies before income taxes	11.9		4.8		16.8
Income taxes	(4.2)	4.3.5	(1.7)	4.3.5	(5.9)

Net income (loss)	7.8		3.1		10.9
Attributable to:
— shareholders	7.8		3.1		10.9
— minority interests	—		—		—

PRO FORMA ADJUSTMENTS TO
THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2005 UNDER U.S. GAAP

					Pro forma
	Pro forma		Pro forma		adjustments
	consistency		intercompany		to income statement
	adjustments		elimination		12 months ended
	under		and other		December 31, 2005
	U.S. GAAP		adjustments		U.S. GAAP

		Ref.	Note 3	Ref.
	(unaudited)		(unaudited)		(unaudited)
	(in € millions)
Operating revenues			(29.8)	3.1	(29.8)
Cost of operations	12.8	2.1	19.0	3.1	31.8

Gross profit	12.8		(10.8)		2.0
Other revenues (expenses) — net	9.6	2.2	—		9.6

Operating income	22.4		(10.8)		11.6
Interest, other financial income and expense, net, exchange gains and losses, net and others	(9.6)	2.2	—		(9.6)

Income (loss) of consolidated companies before income taxes and minority interests	12.8		(10.8)		2.0
Income taxes	(4.5)	4.3.5	3.8	4.3.5	(0.7)

Net income (loss)	8.3		(7.0)		1.3

PRO FORMA ADJUSTMENTS
TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 UNDER U.S. GAAP

					Pro forma
					adjustments
	Pro forma		Pro forma		to statement of
	consistency		intercompany		income
	adjustments		elimination		9 months ended
	under		and other		September 30, 2006
	U.S. GAAP		adjustments		U.S. GAAP

		Ref.	Note 3	Ref.
	(unaudited)		(unaudited)		(unaudited)
	(in € millions)
Operating revenues	—		(8.1)	3.1	(8.1)
Cost of operations	4.6	2.1	4.7	3.1	9.2

Gross profit	4.6		(3.4)		1.1
Selling, general and administrative expenses			8.3	3.2	8.3

Operating income	4.6		4.9		9.4
Income (loss) of consolidated companies before income taxes and minority interests	4.6		4.9		9.4
Income taxes	(1.6)	4.3.5	(1.8)	4.3.5	(3.3)

Net income (loss)	3.0		3.1		6.1

PRO FORMA ADJUSTMENTS TO
THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS AT SEPTEMBER 30, 2006 UNDER U.S. GAAP

		Pro forma
		intercompany		Pro forma
	Pro forma	elimination		adjustments to
	consistency	and other		balance sheet at
	adjustments	adjustments		September 30, 2006

	Ref.	Note 3	Ref.
	(unaudited)	(unaudited)		(unaudited)
	(in € millions)
ASSETS
Current assets, net	—	(1.0)	3.1	(1.0)

Total current assets	—	(1.0)		(1.0)
Total non-current assets	—	—

TOTAL ASSETS	—	(1.0)		(1.0)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	—	(9.1)	3.1, 3.2	(9.1)

Total current liabilities	—	(9.1)		(9.1)
Other non-current liabilities	—	2.8	3.2	2.8

Total non-current liabilities	—	2.8		2.8
Total shareholders’ equity	—	5.3	3.2	5.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	—	(1.0)		(1.0)

2.1	Adjustment on multi-client surveys amortization of Veritas
      CGG amortizes multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record). In this respect, CGG uses three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

•	Long-term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation a seven-year period from data delivery.
      Veritas amortizes multi-client sales based upon the greater of (x) the percentage of total costs to total estimated sales for the first five years multiplied by actual sales (sales forecast method) or (y) five years straight-line amortization from the date of survey completion.
      If Veritas had applied the same estimate of economic life as CGG for the minimum straight-line depreciation for its surveys in Gulf of Mexico and for its 2D surveys, multi-clients surveys would have supported a higher amortization before January 31, 2005, and a lower amortization after January 31, 2005. The amortization expense on multi-client surveys would have been €32.5 million ($40.3 million) instead of €45.3 million ($56.3 million) for the twelve-month period ended January 31, 2006 and €24.0 million

($29.8 million) instead of €28.6 million ($35.5 million) for the nine-month period ended October 31, 2006. The amortization expense of multi-clientsurveys was thus adjusted by €12.8 million ($16.0 million) for the twelve-month period ended January 31, 2006 and €4.6 million ($5.7 million) for the nine-month period ended October 31, 2006 in “Cost of operations” in the unaudited pro forma IFRS and U.S. GAAP condensed combined income statement.

2.2 Reclassification of specific items in the statement of income of Veritas
      Certain items reported under “Other revenues (expenses)” in Veritas’ statement of income, corresponding to a gain on the involuntary conversion of assets amounting to €9.6 million ($11.9 million) for the twelve month period ended December 31, 2005 have been reclassified in the IFRS and U.S. GAAP unaudited pro forma condensed combined statements of income to comply with CGG’s accounting presentation.

2.3 Reclassification of specific items in the balance sheet of Veritas (IFRS)
      Under IFRS, software is presented as an intangible asset in the balance sheet. Software presented in other non-current assets in Veritas’ historical balance sheet has been reclassified to intangible assets in the IFRS unaudited pro forma condensed combined balance sheet for €2.2 million ($2.8 million) as at September 30, 2006.
      Under IFRS, deferred tax is presented as a non-current item in the balance sheet. Deferred tax assets presented in current assets in Veritas’ historical balance sheet have been reclassified to non-current assets in the IFRS unaudited pro forma condensed combined balance sheet for €6.5 million ($8.2 million) as at September 30, 2006. Deferred tax liabilities presented in current liabilities in Veritas’ historical balance sheet have been reclassified to non-current liabilities in the IFRS unaudited pro forma condensed combined balance sheet for €6.5 million ($8.3 million) as at September 30, 2006.
      Under IFRS, debt issuing costs are presented as a reduction of financial debt in the balance sheet. Debt issuing costs presented in current assets in Veritas’ historical balance sheet have been reclassified as a reduction of the current portion of financial debt in the IFRS unaudited pro forma condensed combined balance sheet for €1.1 million ($1.4 million) and debt issuing costs presented in non-current assets in Veritas’ historical balance sheet have been reclassified as a reduction of the current portion of financial debt in the IFRS unaudited pro forma condensed combined balance sheet for €1.7 million ($2.1 million) as at September 30, 2006.

2.4 Cancellation of deferred charges in Veritas’ financial statements (IFRS)
      Deferred charges are not allowed under IFRS. Variance on deferred charges included in the unaudited pro forma Veritas’ balance sheet is recognized in the income statement as an expense for €2.8 million ($3.5 million) for the twelve months ended December 31, 2005 and as income for €2.7 million ($3.3 million) for the nine months ended September 30, 2006. As at September 30, 2006, deferred charges were €6.3 million ($8.0 million).

2.5 Veritas’ actuarial gain and losses recorded directly in equity (IFRS)
      CGG opted under IFRS for recognition of actuarial gains and losses directly in equity. Veritas’ cumulative actuarial gains and losses on the U.K. pension plan are recognized directly in equity for $9 million as at January 31, 2006 and for $8.7 million as at October 31, 2006 and the corresponding amortization is cancelled in the unaudited pro forma income statement for €0.5 million ($0.6 million) for the twelve months ended December 31, 2005 and for €0.4 million ($0.5 million) for the nine months ended September 30, 2006.

2.6 Application of proportional method to two Veritas’ subsidiaries (IFRS)
      Under IFRS, subsidiaries on which the parent company exercises a joint control are recorded using the proportional method in the consolidated financial statements. CGG’s preliminary assessment of the control of two of Veritas’ subsidiaries is that these subsidiaries are jointly controlled by Veritas and CGG has therefore consolidated those subsidiaries into the IFRS pro forma information using the proportional method. These subsidiaries were accounted for under the equity method under U.S. GAAP. The effect in the unaudited pro forma condensed combined income statement of accounting for those entities using the proportional method under IFRS is an increase of €3.1 million ($3.9 million) on “Operating revenues” and an increase of €3.4 million ($4.2 million) on “Cost of operations” for the twelve-month period ending December 31, 2005 and an increase of €3.0 million ($3.7 million) on “Operating revenues” and an increase of €2.8 million ($3.5 million) on “Cost of operations” for the nine month period ending September 30, 2006.

2.7 Cancellation of deferred revenues in Veritas’ financial statements (IFRS)
      Under U.S. GAAP, revenues that are not fixed and determinable are not recognized in the income statement but deferred. Under IFRS, revenues that can be estimated reliably can be recognized as items in the income statement. The variance of deferred revenues that can be reliably estimable included in Veritas’ balance sheet is recognized as revenues in the unaudited pro forma condensed combined income statement for a negative impact of €2.4 million ($3.0 million) for the twelve months ended December 31, 2005 and for a negative impact of €0.1 million ($0.2 million) for the nine months ended September 30, 2006. As at September 30, 2006, deferred revenues were €6.6 million ($8.4 million).

2.8 Capitalization of development costs (IFRS)
      Based on a preliminary estimate of CGG’s management, some development costs were capitalized, amounting to €5.0 million ($6.2 million) for the twelve-month period ending December 31, 2005 and €4.3 million ($5.3 million) for the nine month period ending September 30, 2006.
NOTE 3 — Other Pro forma adjustments

3.1 Intercompany transactions
      Intercompany elimination adjustments correspond to elimination of intercompany transactions between CGG and Veritas, assuming the merger would have been effective at January 1, 2005 for the twelve-month period ended December 31, 2005 and for the nine-month period ended September 30, 2006.

3.2 Other pro forma adjustments
      Other pro forma adjustments correspond to the cancellation of costs related to the merger and expensed by Veritas for an amount of €8.3 million ($10.3 million), assuming the merger would have been effective at January 1, 2005 for the nine-month period ended September 30, 2006.

NOTE 4 — Pro forma adjustments on Purchase Price Computation and Purchase Price Allocation

4.1 Purchase Price Computation and Purchase Price Allocation

4.1.1 Purchase Price Computation
      The computation of the purchase price under IFRS and U.S. GAAP is as follows:

Number of Veritas common stock outstanding at the merger closing date of January 12, 2007 (in thousands)	36,478
Number of shares of Veritas common stock issued upon the conversion of Veritas’ outstanding Convertible Senior Notes due 2024 (in thousands)(1)	3,872
Number of shares of Veritas common stock reserved for the issuance upon the conversion of Deferred Shares Units	1

Total number of shares of Veritas common stock at the merger closing date of January 12, 2007 (in thousands)	40,351
Ratio to be applied for shares of Veritas common stock to be exchanged for CGG ADSs	50.664%
Shares of Veritas common stock exchanged for CGG ADSs at the merger closing date of January 12, 2007	20,443
Exchange ratio per Veritas share	2.25 CGG ADSs

Total number of CGG ADSs issued (in thousands)	45,997
Remaining outstanding shares of outstanding Veritas’ Convertible Senior Note due 2024 (ADS) (in thousands)	2,050
Total (in thousands)	48,047

	Under U.S. GAAP		Under IFRS

	$	€	$	€

	(in millions, except share data)
Under U.S. GAAP: Multiplied by CGG’s average ADS price (in U.S. dollars) for the period beginning two days before and ending two days after the September 5, 2006 (the date the merger was announced), and

Under IFRS: Multiplied by CGG’s closing ADS price (in U.S. dollars) at the merger closing date of January 12, 2007	$32.44		$40.50

Fair value of CGG ADSs issued(A)	1,559	1,231	1,946	1,537
Total number of shares of Veritas common stock at the merger closing date of January 12, 2007 (in thousands)	40,351
Ratio to be applied for shares of Veritas common stock to be exchanged for cash	49.336%
Shares of Veritas common stock to be exchanged for cash at July 31, 2006 (in thousands)	19,908
Cash paid per Veritas share	75

Fair value of compensation paid(B)	1,493	1,179	1,493	1,179
Total consideration given in exchange for Veritas shares(A)+(B)	3,052	2,410	3,439	2,716
Cash paid in exchange for Veritas outstanding stock options	45	35	45	35
Estimated transaction costs(2)	31	25	31	25

Conversion option			59	46
Purchase price	3,128	2,470	3,574	2,822

(1)     Convertible Senior Notes due 2024
      For the purposes of the unaudited pro forma condensed combined financial statements under IFRS, the conversion option embedded in the Veritas convertible notes remaining outstanding after the merger has been treated as an equity component. The fair value of this conversion option amounts to $59 million (€46.6 million) at the closing date of the merger and is part of the acquisition price.
      The principal of the convertible notes is classified as financial debt of $25.5 million (€20.1 million).
      This treatment, adopted for the preparation of these unaudited pro forma condensed combined financial statements, is subject to further analysis that could lead us to recognize the conversion option as a liability.
(2)     Direct transaction costs
      CGG’s estimated direct transaction costs (including advisory fees and attorney’s fees) amount to $31 million (€24 million) under IFRS and U.S. GAAP before tax. Veritas’ costs related to the merger are expensed as incurred.

4.1.2 Purchase Price Allocation

	As at October 31, 2006

	U.S. GAAP		IFRS

	$	€	$	€

	(in millions)
Net book value of net assets acquired at October 31, 2006 (net of merger related costs incurred)	731	577	723	571
Allocation of purchase price:
— Acquired technologies and in-process research and development(1)	39	31	39	31
— Acquired customer relationships(2)	90	71	90	71
— Reassessment of multi-client library(3)	74	58	74	58
— Reassessment of property, plant & equipment(4)	26	20	26	20
— Favorable contracts(5)	60	47	60	47
— Contingent liabilities(6)	(13)	(10)	(13)	(10)
— Deferred taxes on the above adjustments and other (7)(8)	(91)	(71)	(96)	(76)

— Goodwill (residual balance not allocated)	2,212	1,747	2,671	2,110

Purchase price	3,128	2,470	3,574	2,822

(1)	Acquired technologies (useful life of 5 years) and in-process research and development
      The fair value of Veritas’ technologies and in-process research and development is based upon the preliminary estimates of CGG management. The fair values of Veritas’ technologies and identifiable intangible assets are based on global estimated discounted net cash flows and are classified as intangible assets in the balance sheet. In-process research and development is preliminary estimated to be $16 million and would be immediately expensed at the date of acquisition but not for purposes of the preparation of the pro forma financial statements. This charge has been excluded from the pro forma adjustments as it is of a non-recurring nature.

(2)	Acquired customer relationship (useful life of 20 years)
      The fair value of Veritas’ customer relationships is based on preliminary estimated Veritas’ excess earnings, excluding any potential synergies with CGG. Customer relationships are classified as intangible assets in the balance sheet.

(3)	Reassessment of multi-client library (maximum useful life of 5 years)
      The fair value of Veritas’ multi-client library is based upon the preliminary estimates of CGG management. The estimated fair value of Veritas’ multi-client library was determined utilizing a discounted cashflow method and is classified as an intangible asset in the balance sheet.

(4)	Reassessment of property, plant & equipment
      The fair value of Veritas’ property, plant and equipment is based upon the preliminary estimates of CGG management as to the market value of seismic equipment.

(5)	Favorable contracts (weighted average remaining life of 6 years)
      The fair value of Veritas’ favorable contracts corresponds to the difference in economic terms between Veritas’ existing vessels charters’ conditions and general market terms of vessels charters at the date of acquisition. Favorable contracts are classified as intangible assets in the balance sheet.

(6)	Contingent liabilities
      Contractual obligations resulting from the merger and the change of control of Veritas (related to a portion of the severance costs for certain Veritas employees) have been recognized for an amount of $12.8 million (€10.1 million).

(7)	Deferred taxes on the above adjustments
      Deferred taxes on the above adjustments have been computed at a U.S. tax rate of 35%. In the definitive purchase price allocation and through the detailed analysis of each asset according to the location of such asset, the deferred tax asset will be computed for each asset at the related tax rate of the country in which it is located, which might be different from that of United States.
      Under IFRS, the acquired in-process R&D identified in the merger has been recognized in the balance sheet as an intangible asset with the related deferred tax liability whereas, under U.S. GAAP, it was expensed at the date of acquisition on a gross basis in accordance with EITF 96-7 “Accounting for Deferred Taxes on In-Process Research and Development Activities acquired in a Purchase Business Combination”.

(8)	Deferred revenues
      In connection with the purchase price allocation, under U.S. GAAP, deferred revenues that represent a legal performance obligation should be valued at their fair value. CGG management has estimated that the carrying amount of deferred revenues is at fair value.

4.2 Pro forma adjustments on the unaudited pro forma combined balance sheet under IFRS and U.S. GAAP

4.2.1 Allocation of purchase price
      The allocation of the purchase price has been adjusted to reflect the difference between the estimated U.S. GAAP book value and the fair value of Veritas’ net assets, and taking into account the accrual of estimated direct transaction costs of $31 million (€24 million) at September 30, 2006 before tax.

      To account for differences between the U.S. GAAP book value and the fair value of Veritas’ net assets, U.S. GAAP pro forma adjustments have been made to record:

	At September 30,
	2006

	$	€

	(in millions)
Identifiable intangible assets	263	208
Identifiable tangible assets	26	20
Identifiable liabilities	13	10
Additional goodwill at September 30, 2006	2,212	1,747
Deferred taxes on the above adjustments	91	71
      To account for differences between the IFRS book value and the fair value of Veritas’ net assets, adjustments have been made to record:

	At September 30,
	2006

	$	€

	(in millions)
Identifiable intangible assets	263	208
Identifiable tangible assets	26	20
Identifiable liabilities	13	10
Additional goodwill at September 30, 2006	2,671	2,110
Deferred taxes on the above adjustments	96	76

4.2.2 Adjustments to shareholders’ equity
      Adjustments have been made to adjust the IFRS and U.S. GAAP shareholders’ equity for the following purposes:

•	to remove the historical balance of Veritas for an amount of $750 million (€592 million) at September 30, 2006;

•	to cancel deferred revenues that do not correspond to a performance obligation for an amount of $5.5 million before tax (€4.3 million) at September 30, 2006;

•	to record the value at January 12, 2007 of CGG’s ADSs issued in the merger for an amount of $1,946 million (€1,537 million) at September 30, 2006, under IFRS; and

•	to record the value at September 5, 2006 of CGG’s ADSs issued in the merger for an amount of $1,558.5 million (€1,231 million) at September 30, 2006, under U.S. GAAP.
      In addition, adjustments have been made to adjust IFRS shareholders’ equity to cancel the minimum liability component on the U.K. pension plan recorded in Veritas’ U.S. GAAP financial statements.

4.2.3 Financing of the acquisition
      The term loan facility was drawn for an amount of $1,000 million and the bridge loan facility was drawn for an amount of $700 million to finance the cash component of the merger consideration.
      For the purposes of the unaudited pro forma condensed combined financial statements, it has been assumed that the $1,000 million (€790 million) term loan facility and the $600 million (€474 million) notes offered hereby were issued at January 1, 2005 to finance the cash component of the merger consideration.
      The issuance costs related to the bridge loan facility have been estimated at $16.0 million, which will be written-off once the bridge loan facility has been terminated.

4.2.4 Share-based payment adjustments
      As indicated in the merger agreement, each option granted by Veritas that was outstanding and unexercised immediately prior to the merger effective date, whether vested or not vested, was cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the cash paid in exchange for shares of Veritas common stock (i.e. $75.0) over the exercise price per share. The corresponding payment amounts to $45 million and constitutes part of the purchase price.

4.2.5 Net effect of pro forma adjustment on cash
      The net effect of pro forma adjustments on cash is:

	in $ million	in € million

Cash-out for purchase price as disclosed in 4.1.1
Compensation paid for Veritas shares	(1,493.0)	(1,179.3)
Cash paid in exchange for Veritas outstanding stock options	(45.0)	(35.6)
Estimated transaction costs	(31.0)	(24.4)
Cash-out for reimbursement of Convertible Notes due 2024 as disclosed in 4.1.1(1)	(130.0)	(102.8)
Fees paid or engaged by Veritas and severance package as disclosed in 4.1.2(6)	(46.0)	(36.5)
Cash-in for financing of the acquisition as disclosed in 4.2.3 composed of $1,000 million term loan facility and $600 million notes offered hereby	1,600.0	1,263.8
Less: issuance costs paid on the term loan facility and the notes offered hereby	(26.0)	(20.1)
Net financing	1,574.0	1,243.7
Less: issuance costs paid on the bridge loan facility	(16.0)	(12.6)

Total net effect of pro forma adjustments on cash	(187.0)	(147.7)
      The net effect on pro forma adjustments on cash is a decrease of $187 million that corresponds to a decrease of €148 million on the pro forma condensed, combined and unaudited balance sheet at September 30, 2006 for both U.S. GAAP and IFRS.

4.3 Pro forma adjustments on the unaudited pro forma combined statement of income under IFRS and U.S. GAAP

4.3.1 Amortization of tangible and intangible assets at fair value
      An adjustment has been made under U.S. GAAP to record the amortization expense related to the fair value of identifiable fixed assets from the purchase price for €30.6 million ($38 million) as cost of operations (for technologies, multi-client surveys and property, plant and equipment) and €3.6 million ($4.5 million) as selling expenses (for customer relationships) for the twelve month period ended December 31, 2005, and for €22.9 million ($28.5 million) as cost of operations (for technologies, multi-client surveys and property, plant and equipment) and €2.7 million ($3.4 million) as selling expenses (for customer relationships) for the nine month period ended September 30, 2006, in the U.S. GAAP unaudited pro forma condensed combined income statement.
      An adjustment has been made under IFRS to record the amortization expense related to the fair value of identifiable fixed assets from the purchase price for €33.2 million ($41.2 million) as cost of operations (for technologies, multi-client surveys and property, plant and equipment) and €3.6 million ($4.5 million) as selling expenses (for customer relationships) for the twelve month period ended December 31, 2005, and for €24.9 million ($30.9 million) as cost of operations (for technologies, multi-client surveys and property, plant and equipment) and €2.7 million ($3.4 million) as selling expenses (for customer relationships) for the nine month period ended September 30, 2006 in the IFRS unaudited pro forma condensed combined income statement.

4.3.2 Interests costs and amortization of issuance costs related to the financing of the acquisition
      Based on a January 1, 2005 issuance date for the notes offered hereby and LIBOR plus a margin of 2% for the term loan facility corresponding to a 7.3% interest rate for both periods, an adjustment has been recognized for an estimated pro forma interest expense of €95.5 million ($118.7 million) for the twelve month period ended December 31, 2005, and for €71.7 million ($89.0 million) for the nine month period ended September 30, 2006, has been recorded in the respective statements of income as “Interest and other financial expense.”
      A change in LIBOR by 50 basis points would have changed pro forma interest expense by approximately $5.0 million per year.
      Additionally, based on total issuing fees estimated to $22.5 million for the notes offered hereby and the term loan facility, an estimated amortization expense of €2.7 million ($3.4 million) for the twelve-month period ended December 31, 2005, and of €2.1 million ($2.6 million) for the nine-month period ended September 30, 2006, has been recorded in the respective statements of income as “Interest, other financial expenses”.

4.3.3 Interests costs on convertible bonds
      As CGG has assumed that the convertible bonds were converted prior to the merger, CGG has cancelled the related interest expense of €2.8 million ($3.5 million) for the twelve month period ended December 31, 2005, and of €3.4 million ($4.2 million) for the nine-month period ended September 30, 2006 in the pro forma adjustments.

4.3.4 Share-based payment adjustments
      As indicated in the merger agreement, each employee option granted by Veritas which was outstanding and unexercised immediately prior to the merger effective date, whether vested or not vested, was cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the cash paid in exchange for Veritas share (i.e. $75.0) over the exercise price per share. The corresponding payment amounted to $45 million and constitutes part of the purchase price.
      For IFRS pro forma purposes only, the related compensation costs booked in Veritas’ historical financial statements have been removed in the pro forma unaudited condensed combined statements of income, for €1.2 million ($1.5 million) in cost of operations and for €1.3 million ($1.6 million) in general and administrative expenses for the twelve-month period ended December 31, 2005 and for €1.6 million ($2.0 million) in cost of operations and for €1.7 million ($2.1 million) in general and administrative expenses for the nine-month period ended September 30, 2006.

4.3.5 Deferred taxes effect
      The effect on deferred taxes of the IFRS pro forma adjustments, computed at the U.S. tax rate of 35% for both periods, is a net decrease of €49.9 million ($62.0 million) of the “Income tax expense” for the twelve-month period ended December 31, 2005 and a net decrease of €34.2 million ($42.6 million) of the “Income tax expense” for the nine-month period ended September 30, 2006 in the respective unaudited pro forma condensed combined statements of income under IFRS.

      The effect on deferred taxes of the U.S. GAAP pro forma adjustments, computed at the U.S. tax rate of 35% for both periods, is a net decrease of €49.0 million ($60.9 million) of the “Income tax expense” for the twelve-month period ended December 31, 2005 and a net decrease of €34.7 million ($43.1 million) of the “Income tax expense” for the nine-month period ended September 30, 2006 in the respective unaudited pro forma condensed combined statements of income under U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
      The following management’s discussion and analysis should be read in conjunction with the consolidated financial statements of CGG and Veritas and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus.
Introduction
      CGG has historically divided its businesses into two segments, geophysical services and geophysical products (seismic data acquisition equipment produced by its Sercel subsidiaries).
      CGG has historically organized its geophysical services business into two geographical areas: the Western hemisphere, which includes the Americas and the Eastern hemisphere, which includes Europe, Eastern European countries, Africa and Asia-Pacific. CGG also has historically divided services into three strategic business units, or SBUs:

•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition and multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.
      CGG’s Products segment, which it conducts through Sercel, is made up of CGG’s manufacturing and sales activities for seismic data acquisition equipment, both on land and offshore.
      Veritas has historically organized its business into four reportable segments: North and South America (NASA); Europe, Africa, Middle East and Commonwealth of Independent States (EAME); Asia Pacific (APAC); and Veritas Hampson-Russel (VHR). When Veritas conducts surveys on a contract basis, it acquires and processes data for a single client who pays it to conduct the survey and owns the data it acquires. When Veritas conducts surveys on a multi-client basis, it acquires and processes data for its own account and licenses that data and associated products to multiple clients. NASA, EAME and APAC offer a common suit of these products and services to their customers, although each product or service may be adapted to meet the needs of the local markets. VHR licenses geophysical software and provides geophysical reservoir consulting services. The results of VHR’s operations were previously included in those of the NASA region; however, beginning in fiscal 2006, senior management of Veritas began to review the results of VHR separately. This segmentation of Veritas is representative of the manner in which it is viewed and managed by its senior managers and its board of directors.
      Following the merger, we intend to continue CGG’s current segmentation between geophysical services and products, and to organize our services business both into geographical operating segments for the western and eastern hemispheres, and into the following business lines:

•	the land business line for land and shallow water seismic acquisition and non-exclusive (“multi-client”) library sales;

•	the offshore business line for marine seismic acquisition, multi-client library sales and related services; and

•	the processing & reservoir business line for seismic data processing, data management and reservoir studies.
      Purchases by CGG of geophysical equipment from Sercel have historically been included in intragroup sales. Prior to the merger, Veritas was a customer of Sercel, and following the merger, purchases by Veritas of geophysical equipment from Sercel are also included in intragroup sales.

Operating Results
      The following discussion and analysis of the financial condition and results of operations of each of CGG and Veritas should be read in connection with the audited consolidated annual financial statements and the unaudited consolidated interim financial statements of CGG and the notes thereto included elsewhere in this prospectus, which have been prepared in accordance with IFRS and in connection with the audited consolidated annual financial statements and the unaudited consolidated interim financial statements of Veritas and the notes thereto included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP.
      CGG adopted IFRS as its primary accounting principles from January 1, 2005, and its first consolidated financial statements under IFRS are those for the year ended at December 31, 2005. They include comparative information for the year ended December 31, 2004 using IFRS as used as at and for the year ended December 31, 2005.
      As permitted by the SEC for first time adoption of IFRS, CGG filed for its first year of reporting under IFRS in its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure required by the SEC concerning exceptions to IFRS and reconciliation to previous generally accepted accounting principles applied by CGG.
      International Financial Reporting Standards differ in certain significant respects from U.S. GAAP. Note 31 (“Reconciliation to U.S. GAAP”) to CGG’S consolidated annual financial statements and Note 3 (“Reconciliation to U.S. GAAP”) to CGG’S consolidated interim financial statements describe the principal differences between IFRS and U.S. GAAP as they relate to CGG, and reconcile net income and shareholders’ equity to U.S. GAAP as at and for the periods indicated therein.
Factors Affecting CGGVeritas’ Results of Operations

Geophysical Market Environment
      Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. We believe the level of spending by such companies depends on their perception of the relationship between proven future reserves and expected future energy consumption.
      After many years of strong growth, the geophysical market in 1999, following a sharp drop in the price of oil, experienced a deep recession, which we believe resulted in a reduction of more than 40% in industry revenues compared to 1998. The geophysical services market (particularly the offshore segment) has improved since 1999 in terms of both volumes of sales and prices, gradually until mid-2004, and then more rapidly.
      We believe that two principal factors contributed to the slow recovery from 1999 to mid-2004 of geophysical services despite increasing oil and gas prices. First, global geopolitical uncertainty, particularly following the events of September 11, 2001 and the conflict in Iraq in 2003, harmed the confidence and visibility that are essential to our main clients’ long-term decision-making processes. As a consequence, they delayed or cancelled many projects. Second, geophysical service providers have generally not reacted efficiently to the difficult industry environment and have, in particular, failed to adjust their capacity in response to reduced demand, leading to continuing excess supply pushing down prices.
      We believe that during 2004, oil and gas companies (including both the major multinational oil companies and the national oil companies) and the large oil and gas consuming nations suddenly perceived a growing and potentially lasting imbalance between the supply of and demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand in hydrocarbons growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appeared to have reached historical lows, focusing attention on existing production capacities and available reserves. These market pressures from both the supply and demand sides consequently produced a sharp rise in oil and gas prices.

      The recognition of an imbalance between hydrocarbon supply and demand has led the oil and gas industry to significantly increase capital expenditures in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and extraction of more oil from existing reservoirs.

Change in Scope of Offshore Activities
      CGG expanded the capacity of the fleet of its Offshore SBU from five seismic acquisition vessels and one source vessel during the first eight months of the nine month period ended September 30, 2005 to thirteen seismic acquisition vessels during the nine months ended September 30, 2006. Its capacity expansion included:

•	the technological upgrade of one source vessel, the Laurentian, into a 3D seismic vessel in the second half of 2005; and

•	the addition to its existing fleet, through the acquisition of Exploration Resources on September 1, 2005, of three owned seismic vessels equipped for 2D studies (Princess, Duke and Venturer), two owned vessels equipped for 3D studies (Search and C-Orion, the latter of which was launched as a 3D vessel with 8 streamers in early 2006), one chartered cable vessel (Geo Challenger) that was converted to a 3D seismic vessel and started seismic operations as a 3D vessel since mid-May 2006 and one chartered 2D vessel (Pacific Titan).
      During the six months ended June 30, 2006, the Princess, Duke and Venturer 2D vessels operated principally under a strategic alliance between Exploration Resources and a subsidiary of Fugro N.V. prior to CGG’s acquisition of Exploration Resources and entered the CGG fleet only progressively since then.
      In March 2006, Veritas entered into an agreement with a third party ship owner to charter a vessel currently known as the Veritas Vision, which is currently being converted for seismic operations. The term of the charter is for a fixed period of eight years, with options of up to 10 more years. When delivered in mid-2007, the Veritas Vision will be the seventh seismic vessel in the Veritas fleet.
      In September 2006, Veritas entered into a letter of intent to charter a seismic vessel, currently known as the Viking Poseidon, which is currently expected to be in service commencing in the second calendar quarter of 2007. This vessel will serve as a replacement for the Seisquest vessel, which is under a charter that expires in May of 2007.
      Subsequent to July 31, 2006, Veritas renewed its charter agreement to extend the charter expiration related to the Pacific Sword from October 2006 to October 2009.
      The combination of Veritas’ fleet with that of CGG’s has created a combined seismic services business operating the world’s leading seismic fleet of 20 vessels, including 14 high capacity 3D vessels.
      The combined fleet provides highly flexible fleet management potential with a balanced distribution of fully owned, chartered, new built and significantly depreciated capacity. Additionally, most of the vessels in the combined fleet have been recently equipped with relatively new technology which provide us with a fleet that can be managed without significant investments in the near term.

Acquisitions and Disposals
      Acquisitions and disposals have a significant impact on our revenue from one year to the next. Recent acquisitions and disposals have included:

•	PT Alico. On February 14, 2005, CGG ended its cooperation agreements with PT Alico, an Indonesian company. On that date, PT Alico, which was fully consolidated in CGG’s accounts until 2004 as a consequence of CGG’s contractual relationship with them, was excluded from CGG’s scope of consolidation. Under CGG’s agreements with PT Alico, CGG indemnified PT Alico against certain specific risks. This liability is limited and was accrued in our financial statements as at

December 31, 2004. The liability expired on June 30, 2006, at which date CGG had no further commitment to PT Alico or its shareholders.

•	Vostok. On July 27, 2005, CGG established a new company in Russia, CGG Vostok, which will undertake seismic services. CGG Vostok has been part of CGG’s consolidated group from the date of its creation.

•	Exploration Resources. On August 29, 2005, CGG acquired a controlling stake of 60% of Exploration Resources ASA (“Exploration Resources”), a Norwegian provider of marine seismic acquisition services. The total cost to CGG of the acquisition of 100% of the share capital was €303.3 million, including €8.6 million related to acquisition fees. The reassessment of Exploration Resources’ net assets, along with CGG’s evaluation of the seismic business’s economic prospects, led CGG primarily to increase the book value of the vessels (by €115 million at September 1, 2005) and to record corresponding deferred tax liabilities. CGG has included Exploration Resources in its consolidated financial statements from September 1, 2005.

•	TAQA. On March 27, 2006, CGG signed a memorandum of understanding with Industrialization & Energy Services Company (TAQA), its long term Saudi Partner in Argas (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by CGG. Pursuant to this agreement, on June 24, 2006, TAQA acquired 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and CGG kept a 51% interest.

•	Cybernetix. On July 10, 2006, Sercel acquired for €4.0 million a 20% interest in Cybernetix, a specialist in innovative solutions in robotics and certain automatic machines, with the aim of strengthening its technical partnership with Cybernetix in offshore oil equipment.

•	Veritas. On January 12, 2007, CGG acquired Veritas pursuant to the merger agreement. See “The Veritas Merger”.

•	Vibtech. On September 28, 2006, Sercel acquired all the outstanding shares in Vibration Technologies Limited (“Vibtech”) in a private transaction, for cash consideration of €49.5 million, with the preliminary goodwill recorded in connection with the transaction amounting to €34.4 million. Based in Scotland and founded in 1996, Vibtech has pioneered the use of advanced wireless technologies for seismic recording.

      The Veritas merger and the Vibtech merger are not reflected in the financial statements under discussion in this management’s discussion and analysis of financial condition and results of operations.

Backlog
      Backlog estimates are based on a number of assumptions and estimates, including assumptions as to (in the case of CGG) exchange rates between the euro and the U.S. dollar and estimates of the percentage of completion contracts. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customers on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

CGG
      Backlog for CGG’s Services segment represents the revenues it expects to receive from commitments for contract services it has with its customers and, in connection with the acquisition of multi-client data, represents the amount of pre-sale commitments for such data. Backlog for CGG’s Products segment represents the total value of orders it has received but not yet fulfilled.
      CGG’s total backlog (Services and Products) as at December 31, 2006, stood at $998 million, of which $587 million was for Services and $411 million was for Products, excluding intra-group sales, up 2.9% from $970 million as at December 31, 2005, of which $758 million was for Services and $212 million was for Products, excluding intra-group sales.

      CGG’s backlog as at September 30, 2006 was $1,100 million compared to $760 million as at September 30, 2005.

Veritas
      Veritas measures backlog differently from CGG and, as such, the respective backlog figures of CGG and Veritas before the merger are not necessarily comparable. Veritas’ backlog consists of firm orders or incomplete contracts. Veritas defines firm orders to be those confirmed and acknowledged in writing by the customer (i.e., purchase orders or signed letters of award, commitment or intent). Such orders are not expected to be cancelled and are expected to be finalized in the form of a contract, supplement or other final executed arrangement. Contracts for services are subject to modification by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. As a result of these factors, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.
      As at July 31, 2006, Veritas’ backlog of commitments for future revenue was $456.4 million, compared with $301.8 million as at July 31, 2005. Veritas expects that 90% of its July 31, 2006 backlog will be completed by October 2007.
      As at October 31, 2006, Veritas’ backlog of commitments for future revenue was $550 million, an increase of 20% compared with $459 million as at October 31, 2005.

Foreign Exchange Fluctuations
      As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates. The merger will increase both our dollar-denominated revenues and expenses, as Veritas’ revenues and expenses have historically been denominated largely in U.S. dollars. See “Risk Factors — Risks Related to Our Business — Our results of operations may be significantly affected by currency fluctuations”.
      In order to present trends in its business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operations into U.S. dollars. See “— Trend Information — Currency Fluctuations”.
CGG Critical Accounting Policies
      CGG’s significant accounting policies, which it has applied consistently, are fully described in Note 1 to CGG’s consolidated financial statements included elsewhere in this prospectus. However, certain of CGG’s accounting policies are particularly important to the portrayal of its financial position and results of operations, and these are described below. As CGG must exercise significant judgment when it applies these policies, their application is subject to an inherent degree of uncertainty.

Operating revenues
      Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with a transaction will flow to the relevant entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage on completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.

•	Multi-client surveys
      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of CGG’s multi-client library is stated on its balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. CGG reviews the library for potential impairment of its independent surveys on an ongoing basis.

      Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
      Pre-commitments — Generally, CGG obtains commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. CGG records payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
      CGG recognizes pre-commitments as revenue when production is begun based on the ratio of project cost incurred during that period to total estimated project cost. CGG believes this ratio to be generally consistent with the physical progress of the project.
      After sales — Generally, CGG grants a license entitling non-exclusive access to a complete and ready for use, specifically-defined portion of its multi-client data library in exchange for a fixed and determinable payment. CGG recognizes after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise CGG’s warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, CGG will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
      After sales volume agreements — CGG enters into customer arrangements in which it agrees to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. CGG recognizes revenue when the blocks are selected and the client has been granted access to the data. Within thirty days of execution and access, the client may exercise CGG’s warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, CGG will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

•	Exclusive surveys
      In exclusive surveys, CGG performs seismic services (acquisition and processing) for a specific customer. CGG recognizes proprietary/contract revenues as the services are rendered. CGG evaluates the progress to date, in a manner generally consistent with the physical progress of the project, and recognizes revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. CGG believes this ratio to be generally consistent with the physical progress of the project.
      The billings and the costs related to the transits of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
      In some exclusive survey contracts and a limited number of multi-client survey contracts, CGG is required to meet certain milestones. CGG defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

•	Other geophysical services
      Revenues from CGG’s other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the performance method of recognizing income.

•	Equipment sales
      CGG recognizes revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales
      CGG recognizes revenues from the sale of software and hardware products following acceptance of the product by the customer at which time CGG has no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
      If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
      If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
      Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.

Multi-client surveys
      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of CGG’s multi-client library is stated on its balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. CGG reviews the library for potential impairment of its independent surveys on an ongoing basis.
      CGG amortizes the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record).
      In this respect, CGG uses three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

•	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.

Development costs
      Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.
      Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	CGG has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to CGG or through an existing market for the intangible asset itself or for its products.

      Expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.
      Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.
      CGG amortizes capitalized developments costs over five years.
      Research & development expenses in CGG’s income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Impairment
      In accordance with IAS 36 “Impairment of assets”, the carrying amounts of CGG’s assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, CGG estimates the asset’s recoverable amount. Factors CGG considers important by that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of CGG’s use of the acquired assets or the strategy for its overall business; and

•	significant negative industry or economic trends.
      The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use.
      For cash generating units comprised of goodwill, assets that have an indefinite useful life or intangible assets that are not yet available for use, CGG estimates the recoverable amount at each balance sheet date.
      CGG determines the recoverable amounts by estimating future cash flows expected from the assets or from the cash generating units, discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
      CGG recognizes an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
      Impairment losses are recognized in the income statement. Impairment losses recognized in respect of a group of non independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Onerous contracts
      CGG recognizes a provision for onerous contracts corresponding to its estimates of the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received under the contract estimated by CGG.

Convertible bonds
      As CGG’s $85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in euros, the embedded conversion option has been bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, CGG has bifurcated the embedded conversion option by €10.5 million at the issuance of the bonds as “Other non-current assets”. The discounting of the bonds at issuance is accounted for as “Cost of financial debt” until the maturity of the bonds.
      Changes in the fair value of the embedded derivative are recognized in the consolidated income statement in the line item “Variance on derivative convertible bonds”. The fair value of the embedded derivative has been determined using a binomial model.
Veritas Critical Accounting Policies
      Veritas’ significant accounting policies, which it has applied consistently in accordance with U.S. GAAP, are fully described in Note 1 to Veritas’ consolidated financial statements included elsewhere in this prospectus. However, certain of Veritas’ accounting policies are particularly important to the portrayal of its financial position and results of operations, and these are described below. As Veritas must exercise significant judgment when it applies these policies, their application is subject to an inherent degree of uncertainty.

Revenue Recognition
      Customer contracts for Veritas’ services vary in terms and conditions. Veritas reviews the deliverables in each contract and, where applicable, applies the accounting guidance contained in EITF 00-21, “Accounting for Revenue Contracts with Multiple Deliverables” (EITF 00-21).
      For contract services, Veritas recognizes revenue on a proportional performance method based upon output measures as work is performed. This method requires that Veritas recognize revenue based upon quantifiable measures of progress, such as kilometers shot or processed. In contracts where its customer pays separately for the mobilization of equipment, EITF 00-21 requires Veritas to recognize such mobilization fees as revenue during the performance of the seismic acquisition, using the same proportional performance method as for the acquisition work.
      Revenue from the licensing of multi-client surveys is based upon agreed rates set forth in the contract and are recognized upon physical delivery of, or customer access to, the surveys. During the acquisition and processing phase of a multi-client survey, in most cases Veritas recognizes revenue on in — process multi-client surveys after obtaining a signed license agreement that gives the customers access to survey results as they occur, based upon a proportional performance method, using quantifiable measures of progress, such as kilometers shot or processed. After completion of a multi-client survey, Veritas recognizes revenue upon delivery of, or customer access to, the data to its customer or the customer’s designee.
      Provisions exist in certain contracts with Veritas customers that provide for a full refund if certain deadlines are not met or provide for a revenue sharing arrangement with the customer such that the final sales price is not fixed or determinable. For contracts with these provisions, Veritas does not recognize the revenue under the proportional performance method for that contract and, instead, defers revenue recognition until performance is complete or the sales price is fixed or determinable.

Multi-Client Data Library
      Veritas collects and processes geophysical data for its own account and retains all ownership rights. Veritas licenses the data to clients on a non-transferable basis. In some circumstances, Veritas has sold, on a non-exclusive basis, rights to data prior to its collecting and processing such data, i.e., Veritas has made the first of what it anticipates will be multiple discrete sales of licenses to the same data.
      Veritas capitalizes costs associated with acquiring and processing the data as an investment in its multi-client data library. The capitalized costs of multi-client data are charged to cost of services in the period sales of licenses occur based upon the greater of the percentage of total costs to total estimated sales for the first five years multiplied by actual sales, a process called the sales forecast method, or five-year straight-line amortization from the date of survey completion. The sales forecast method is Veritas’ primary method of calculating cost of services. Veritas believes this method of amortizing the capitalized costs aligns the amount of amortization to the period in which the economic benefits of the capitalized costs are consumed.
      Estimated sales are determined based upon discussions with clients, Veritas’ experience and its knowledge of industry trends. Changes in sales estimates may have the effect of changing the percentage relationship of cost of services to revenue. In applying the sales forecast method, an increase in the projected sales of a survey will result in lower cost of services as a percentage of revenue, and higher earnings when revenue associated with that particular survey is recognized, while a decrease in projected sales will have the opposite effect.
      Assuming that the overall volume of sales, the mix of surveys generating revenue in the period, and minimum amortization amounts were held constant in fiscal 2006, an increase of 10% in the sales forecasts of all of Veritas’ surveys would have decreased its cost of services by less than 2%, or $12 million.
      Veritas’ ability to accurately forecast sales of its library surveys for several years into the future is affected by unforeseeable changes in commodity prices, exploration success in the area of the survey and the overall investment decisions of its customers. Therefore, Veritas updates its sales forecast for surveys with a significant book value on a quarterly basis to ensure that the most current market information is considered.
      The total amortization period of 60 months represents the minimum period over which benefits from these surveys are expected to be derived. Veritas has determined the amortization period of 60 months based upon its historical experience that indicates that the majority of its revenue from multi-client surveys are derived during the acquisition and licensing phases and during the five years subsequent to survey completion. Any future decrease in the minimum amortization period would have the effect of increasing cost of services and reducing the carrying value of the multi-client data library.
      Veritas periodically reviews the carrying value of the multi-client data library to assess whether there has been a permanent impairment of value and record losses when it is determined that estimated future sales would not be sufficient to cover the carrying value of the asset. Any future reductions in sales estimates may result in an impairment charge that increases cost of services and reduces the carrying value of the multi-client data library.

Deferred Tax Asset
      Deferred taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. A valuation allowance, by tax jurisdiction, is established when it is more likely than not that at least some portion of the related deferred tax asset will not be realized. The amount of a valuation allowance is later reduced if realization of the related deferred tax asset subsequently becomes more likely than not. As at July 31, 2006, we had $19.3 million of valuation allowances related to deferred tax assets in jurisdictions where historical losses or certain limitations on their use indicate realization is doubtful.

Software Capitalization and Amortization
      Software available for sale is included in other assets on our consolidated balance sheets. Software acquired through the purchase of software companies is capitalized at its estimated fair market value through the allocation of the purchase price. For internally developed software, Veritas capitalizes costs associated with the development of the product from the time the product reaches technological feasibility until it is ready for commercial release.
      The amortization of capitalized software is the greater of the amount computed using (a) the ratio that current gross revenue for a product bear to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on. The period of amortization begins when the software is released to the market. Estimated useful lives of Veritas’ software products range from three to five years.

      Estimated sales are determined based upon discussions with clients, Veritas’ experience and its knowledge of industry trends. Changes in sales estimates will have the effect of changing cost of services. An increase in projected sales will result in lower cost of services as a percentage of sales and higher earnings. A decrease in projected sales will result in higher cost of services as a percentage of sales and lower earnings. Any future increases or decreases in our estimates of useful lives will have the effect of decreasing or increasing future cost of services with an inverse effect on earnings.

Share Based Compensation
      As at August 1, 2005, Veritas adopted the Financial Accounting Standard Board Statement No. 123(R) (SFAS 123R) to account for share based compensation. SFAS 123R requires Veritas to record the cost of stock options and other equity-based compensation in its income statement based upon the estimated fair value of those awards. Veritas elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and other equity-based compensation beginning in the first quarter of adoption. For all unvested options outstanding as at August 1, 2005, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, Veritas began recognizing in the statement of operations over the remaining vesting period. For equity-based compensation granted subsequent to August 1, 2005, compensation expense, based on the fair value on the date of grant, Veritas began recognizing in the statement of operations over the vesting period. Determining the fair value of stock based awards at the grant date requires judgment, including estimating the expected term of stock options, the expected volatility of its stock and the amount of stock options to be forfeited. If actual results differ significantly from these estimates, share based compensation expense and the results of operations could be materially impacted. As at July 31, 2006, there was $7.3 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized on a straight line basis over the weighted average remaining period which is approximately two years.

Pension Plan
      Veritas maintains a contributory defined benefit pension plan (the “Pension Plan”) for eligible participating employees in the United Kingdom. Monthly contributions by employees are equal to 7% of their salaries increased from 5.5% effective December 1, 2005. Veritas provides an additional contribution in an actuarially determined amount necessary to fund future benefits to be provided under the Pension Plan. Benefits provided are based upon 1/60 of the employee’s final pensionable salary (as defined in the Pension Plan) for each complete year of service up to 2/3 of the employee’s final pensionable salary and increase annually in line with inflation subject to a maximum of 5% per annum. The Pension Plan also provides for 50% of such actual or expected benefits to be paid to a surviving spouse upon the death of a participant. Pension Plan assets consist mainly of investments in marketable securities that are held and managed by an independent trustee.
      The Pension Plan is impacted by certain actuarial assumptions, including the discount rate, the expected rate of return on plan assets and expected salary increases. These rates are evaluated by outside actuaries and senior management on an annual basis and adjusted only as appropriate to reflect changes in market rates and outlook. In accordance with U.S. GAAP, the net amount by which actual results differ from our assumptions is deferred. If this net deferred amount exceeds 10% of the greater of plan assets or liabilities, a portion of the deferred amount is included in expense for the following year. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.
      The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. Veritas has used a rate it believes is appropriate for long-term investment in an equity-based portfolio. For fiscal 2006, the average return on assets assumption was 6.5% compared to a historical actual rate of return of 6.5% over the past 10 years. A 0.25% decrease in the expected return on plan assets would increase Veritas’ net periodic pension cost by $0.1 million.
      The discount rate is determined by using the return available from an index of AA-rated corporate non-callable bonds of appropriate duration and currency. For fiscal 2006, the discount rate used was 5% A 0.25% decrease in the discount rate would increase Veritas’ net periodic pension cost by $0.3 million.
      For fiscal 2007, Veritas plans to contribute $1.4 million to the pension scheme and expects to continue to fund the pension scheme at an appropriate level over the remaining life of the scheme. Veritas has contributed £3.0 million to this pension scheme prior to the close of the merger and has planned to contribute the following additional amounts: £3.3 million on November 28, 2007, £3.65 million on November 28, 2008 and £3.65 million on November 28, 2009.
      In fiscal 2006, Veritas recorded net pension expense of $2.8 million compared to $1.2 million in fiscal 2005 and $1.0 million in fiscal 2004.
Results of Operations
      The following is a discussion and analysis of the results of operations of CGG and Veritas on a stand-alone basis.
CGG Results of Operations
Nine months ended September 30, 2006 compared with nine months ended September 30, 2005

Operating Revenues
      CGG’s consolidated operating revenues increased 57% to €955.6 million for the nine months ended September 30, 2006 from €607.5 million for the nine months ended September 30, 2005. Expressed in U.S dollar terms, consolidated operating revenues increased 54% to $1,186.5 million from $768.7 million. The increase was attributable to both the Products segment and to the Services segment, and particularly to the Offshore SBU as detailed below.

Revenues by Activity
      The following table sets forth CGG’s consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Nine months ended September 30,

	2006		2005

	(in € millions, except percentages)
Services
Land SBU	96.9	10%	88.2	15%
Offshore SBU	404.1	42%	222.3	37%
Processing & Reservoir SBU	102.3	11%	81.1	13%

Total Services	603.3	63%	391.6	65%
Products	352.3	37%	215.9	35%

Total	955.6	100%	607.5	100%

Services
      Operating revenues for the Services segment (excluding intra-group sales) increased 54% to €603.3 million for the nine months ended September 30, 2006 from €391.6 million for the nine months ended September 30, 2005. Expressed in U.S. dollars, operating revenues increased 51% to $747.4 million from $495.0 million. This increase was primarily attributable to the Offshore SBU.

      Land SBU. Operating revenues for the Land SBU increased 10% to €96.9 million for the nine months ended September 30, 2006 from €88.2 million for the nine months ended September 30, 2005. In U.S. dollars terms, operating revenues increased 8% to $120.0 million from $111.1 million. The increase was attributable to a higher than usual level of backlog primarily during the first six months of 2006 in a market that remains competitive.
      On average (including Argas), eleven crews were in operation both during the nine months ended September 30, 2006 and during the nine months ended September 30, 2005.
      Offshore SBU. Operating revenues for the Offshore SBU increased 82% to €404.1 million for nine months ended September 30, 2006 from €222.3 million for the nine months ended September 30, 2005. Expressed in U.S. dollars, operating revenues increased 78% to $500.5 million for the nine months ended September 30, 2006 from $281.3 million for the nine months ended September 30, 2005. This increase was mainly due to the expansion of CGG’s fleet size to nine 3D vessels in operations at September 30, 2006 from five 3D vessels during the first eight months of the nine months period ended September 30, 2005, price increases in the exclusive marine market, effective use of CGG’s seismic vessels capacity and high after-sales of its multi-client surveys.
      Exclusive sales increased 76% to €238.7 million for the nine months ended September 30, 2006 from €135.8 million for the nine months ended September 30, 2005, due principally to higher prices and increased capacity. CGG’s increase in multi-clients survey acquisition in the nine months ended September 30, 2006, was almost proportional to the increase in its 3D capacity and its new 2D activity in exclusive surveys. As a result, as a percentage of total Offshore SBU sales, exclusive contracts accounted for 59% for the nine months ended September 30, 2006 compared to 61% for the nine months ended September 30, 2005.
      Multi-client data sales increased 92% to €165.4 million for the nine months ended September 30, 2006 from €86.3 million for the nine months ended September 30, 2005 due to a significant increase in both after-sales and pre-commitment sales. Pre-commitment sales increased to €46.4 million in the nine months ended September 30, 2006 from €13.7 million in the nine months ended September 30, 2005, due to various multi-clients surveys in progress in Brazil and in the Gulf of Mexico. After-sales levels increased by 64% to €119.0 million in the nine months ended September 30, 2006 from €72.6 million for the nine months ended September 30, 2005. For the nine months ended September 30, 2006, and particularly in the three months ended March 31, 2006, there was a high demand for data in the Gulf of Mexico, where exploration licenses were allocated in March 2006, and in Brazil, where exploration blocks awarded in 2005 were effectively allocated at the beginning of 2006.
      The net book value of CGG’s marine multi-clients data library was €69.8 million at September 30, 2006 compared to €93.6 million at December 31, 2005. On March 31, 2006, the Norwegian government decided not to award exploration-production licenses on blocks where one of CGG’s surveys (Moere) is located. As this decision changed CGG’s previous estimate of future sales, this €4.6 million survey was fully depreciated at March 31, 2006 and remained fully depreciated at September 30, 2006.
      Processing & Reservoir SBU. Operating revenues for the Processing & Reservoir SBU increased 26% to €102.3 million for the nine months ended September 30, 2006 from €81.1 million for the nine months ended September 30, 2005. Expressed in U.S. dollars, operating revenues increased 24% to $127.0 million for the nine months ended September 30, 2006 from $102.5 million for the nine months ended September 30, 2005. The increase was primarily due to a greater demand in the marine acquisition market and to the new processing centers CGG opened in 2005 in India, Brazil and Libya.
Products
      Operating revenues for the Products segment for the nine months ended September 30, 2006 increased 65% to €421.5 million from €256.0 million for the nine months ended September 30, 2005. Expressed in U.S. dollars, revenues increased 62% to $524.4 million from $323.8 million. This strong increase was due to the successful launch of the Sentinel, the new generation of Marine solid streamers, and to the continued strong demand for Land products.

      Excluding intra-group sales, operating revenues increased 63% to €352.3 million for the nine months ended September 30, 2006 from €215.9 million for the nine months ended September 30, 2005.

Operating Expenses
      Cost of operations, including depreciation and amortization, increased 35% to €636.7 million for the nine months ended September 30, 2006 from €473.2 million for the nine months ended September 30, 2005. As a percentage of operating revenues, cost of operations decreased to 67% for the nine months ended September 30, 2006 from 78% for the nine months ended September 30, 2005. The increase in cost of operations was due to increased production in both Services and Products segments and to significant after-sales on multi-client surveys that were already fully depreciated. As a consequence, gross profit increased 136% to €320.3 million for the nine months ended September 30, 2006 from €135.5 million for the nine months ended September 30, 2005.
      Research and development expenditures, net of government grants, increased 18% to €27.8 million for the nine months ended September 30, 2006 from €23.6 million for the nine months ended September 30, 2005 due to development efforts in the Product segment and a lower research tax credit granted in 2006 to the Services segment.
      Selling, general and administrative expenses increased 35% to €86.9 million for the nine months ended September 30, 2006 from €64.2 million for the nine months ended September 30, 2005, primarily as a result of the Exploration Resources integration and the need to support the significant organic growth. General and administrative expenses also include the compensation cost, under IFRS2, of the May 2006 stock-option and free share allocation plans amounting to €3.9 million. As a percentage of operating revenues, selling, general and administrative costs decreased to 9% for the nine months ended September 30, 2006 from 11% for the nine months ended September 30, 2005.

Operating Income (Loss)
      CGG’s operating income increased to €217.6 million for the nine months ended September 30, 2006, from €45.0 million for the nine months ended September 30, 2005. This increase was due to increases in both the Services and Products segment.
      Operating income from the Services segment was €129.7 million for the nine months ended September 30, 2006 compared to €14.0 million for the nine months ended September 30, 2005. This increase was mainly due to a high level of after-sales, high prices in the exclusive marine acquisition sector, improved use of CGG’s seismic vessels capacity, and the recovery of the Land SBU.
      Operating income from the Products segment was €113.5 million for the nine months ended September 30, 2006 compared to €49.3 million for the nine months ended September 30, 2005, due the overall high level of sales and improved productivity in Marine products.
      Other revenues were €12.0 million for the nine months ended September 30, 2006 compared to net expenses of €2.7 million for the nine months ended September 30, 2005. Other revenues in the nine months ended September 30, 2006 included primarily the €5.3 million gain on the sale of 49% of CGG Ardiseis in the Services segment, a €6.0 million hedging exchange gain on forward sales of U.S. dollars and the €1.5 million gain on the sale of second-hand streamers in the Services segment.

Financial Income and Expenses, Net
      Cost of financial debt, net decreased 28% to €19.2 million for the nine months ended September 30, 2006 from €26.7 million for the nine months ended September 30, 2005, which included the €9.4 million financial cost of the early redemption of our remaining 10 5/8% bonds due 2007. Excluding this non-recurring item, the cost of financial debt increased 11% to €19.2 million for the nine months ended September 30, 2006, from €17.3 million for the nine months ended September 30, 2005.

      This increase is due to the changes in the structure of CGG’s financial debt from a financial debt during the nine months ended September 30, 2005 mainly composed of the $165 million of 7 1/2% Senior Notes (issued in April 2005), the 7.75% $85 million convertible bonds due 2012 (partially converted in November 2005, with the remainder converted in May 2006) and a $375 million bridge loan facility put in place at the beginning of September 2005 to acquire Exploration Resources to a financial debt during the nine months ended September 30, 2006 mainly composed of the $165 million 7 1/2% Senior Notes due 2015 issued in April 2005, with a further fungible issuance of $165 million in principal amount in January 2006 and a credit facility of $70 million at Exploration Resources.
      The cost of the conversion option embedded in the 7.75% $85 million convertible bonds due 2012 resulted in an expense of €23.0 million with respect to the portion that remained outstanding after November 2005 for the nine months period ended September 30, 2006 and an expense of €38.0 million for the nine months period ended September 30, 2005, accounted for as “Derivative and other expenses on convertible bonds” in the CGG income statement. The expense is due in 2006 to an increase in the value of the derivative mainly linked to (i) the increase in the CGG share price in both periods, (ii) the €1.6 million premium paid for the early conversion of the remaining convertible bonds dated May 12, 2006 and (iii) the €0.7 million write-off of issuance costs on convertible bonds recognized as an expense at the time of the early conversion.
      CGG had a €8.4 million loss in other financial items for the nine months ended September 30, 2006, including a €3.7 million expense of cost of forward on forward exchange contracts of U.S dollars compared to a gain of €1.3 million for the nine months ended September 30, 2005. The remaining €4.7 million loss was mainly due to foreign exchange difference losses which were offset by the €6.0 million gain on forward exchange contracts in U.S. dollars that qualify for cash-flow hedge treatment, presented as “Other operating income” in the income statement.

Equity in Income (Losses) of Investees
      Income from investments accounted for under the equity method decreased to €8.9 million for the nine months ended September 30, 2006 from €9.6 million for the nine months ended September 30, 2005. Equity in income from Argas, our joint venture in Saudi Arabia, decreased to €9.0 million for the nine months ended September 30, 2006 from €9.7 million for the nine months ended September 30, 2005.

Income Taxes
      Income taxes increased to €54.9 million for the nine months ended September 30, 2006 from €18.5 million for the nine months ended September 30, 2005, due to an increase in CGG’s U.S. income tax, linked to the high level of Marine products sales and after-sales of multi-clients surveys in the Gulf of Mexico, and due to €5.4 million deferred tax expense on the French tax group since the remaining cumulated French carry-forward losses no longer offset the French net deferred tax liability position at September 30, 2006.
      CGG is not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, its country of consolidated taxation.
Net Income (Loss)
      CGG’s net income for the nine months ended September 30, 2006 was a profit of €121.0 million, including a €23.0 million cost on derivative on convertible bonds, compared to a loss of €27.3 million, including a €38.0 million cost on derivative on convertible bonds, for the nine months ended September 30, 2005 as a result of the factors described above.

Year ended December 31, 2005 compared with year ended December 31, 2004

Operating Revenues
      CGG’s consolidated operating revenues for the year ended December 31, 2005 increased 27% to €869.9 million from €687.4 million for 2004. Expressed in U.S dollars, consolidated operating revenues increased 26% to $1,081.0 million from $854.8 million.
      The increase was attributable to the Services segment, particularly to the Offshore SBU (which included Exploration Resources’ results for part of 2005) and the Land SBU.

Revenues by Activity
      The following table sets forth CGG’s consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods indicated:

	Year ended December 31,

	2005		2004

	(in € millions, except percentages)
Services
Land SBU	119.8	14%	77.3	11%
Offshore SBU	319.5	37%	205.7	30%
Processing and Reservoir SBU	113.0	13%	105.0	15%

Total Services	552.3	64%	388.0	56%
Products	317.6	36%	299.4	44%

Total	869.9	100%	687.4	100%

Services
      Operating revenues for CGG’s Services segment (excluding intra-group sales) for the year ended December 31, 2005 increased 42% to €552.3 million from €388.0 million for 2004. Expressed in U.S. dollars, operating revenues increased 42% to $686.2 million from $482.5 million. This increase was primarily attributable to the Offshore SBU (which included Exploration Resources’ results of operations from September 1, 2005) and, to a lesser extent, to the Land SBU.
      Land SBU. Operating revenues for CGG’s Land SBU for the year ended December 31, 2005 increased 55% to €119.8 million from €77.3 million for 2004. Expressed in U.S. dollars, operating revenues increased 55% to $148.8 million from $95.8 million. The increase is principally attributable to weak results in 2004 and reflects a better filling of capacity in this SBU after its restructuring in 2003, with a strong level of orders spread over 2005.
      For 2005, 17 crews on average were in operation compared to 12 crews on average for 2004.
      Offshore SBU. Operating revenues for CGG’s Offshore SBU increased 55% to €319.5 million for the year ended December 31, 2005 from €205.7 million for 2004. In U.S. dollar terms, operating revenues increased 55% to $397.1 million from $256.2 million. This increase is principally due to: low exclusive sales results in 2004, with notably low price levels in the first half of 2005; a high level of multi-client survey after-sales in 2005; and Exploration Resources’ contribution to operating revenues from September 1, 2005 of €28.8 million ($35.8 million), which represented 9.0% of operating revenues for the year ended December 31, 2005.
      Exclusive sales increased 90% to €185.8 million for the year ended December 31, 2005 compared to €97.9 million for 2004. Exclusive contracts accounted for 58% of our CGG’s Offshore sales for the year ended December 31, 2005 compared to 48% for 2004 as CGG shifted more resources toward exclusive contracts, due to price increases since the first half of 2004 and as CGG increased capacity in the second half of 2005 with the upgrade of the vessel Laurentian and the acquisition of Exploration Resources. Multi-client data sales increased 24% to €133.7 million for the year ended December 31, 2005 from €107.9 million for 2004 primarily due to a strong level of after-sales. Pre-commitment sales decreased 7% to €36.3 million for the year ended December 31, 2005 from €39.0 million for 2004 due to a mix of services more oriented towards exclusive surveys. After-sales increased by 41% to €97.4 million for the year ended December 31, 2005 from €68.9 million for 2004 due to high demand for existing data in the Gulf of Mexico and Brazil.
      Processing and Reservoir SBU. Operating revenues for CGG’s Processing and Reservoir SBU increased 8% to €113.0 million for the year ended December 31, 2005 from €105.0 million for 2004. In U.S. dollar terms, operating revenues increased 8% to $140.4 million from $130.4 million due to a dynamic market with strong demand for high quality imagery.

Products
      Operating revenues for CGG’s Products segment for the year ended December 31, 2005 increased 21% to €378.8 million from €313.6 million for 2004. Expressed in U.S. dollar terms, revenues increased 21% to $468.8 million for the year ended December 31, 2005 from $389.9 million in the year ended December 31, 2004. The overall increase was primarily due to stronger demand for Seal marine recording systems or system upgrades from various customers including CGG’s own Services segment. Demand for land equipment grew moderately as a result of an increase in demand during the second half of 2005 following a mild decrease in the first half of the year. The high demand for marine equipment came largely from CGG’s Services segment in the last quarter of 2005.
      Excluding intra-group sales, operating revenues increased 6% to €317.6 million for the year ended December 31, 2005 from €299.4 million for 2004. Expressed in U.S. dollar terms, revenues excluding intra-group sales increased 6% to $394.8 million for the year ended December 31, 2005 from $372.3 million for 2004, since a large part of Products sales was dedicated to Services segment, thus eliminated in consolidation.

Operating Expenses
      Cost of operations, including depreciation and amortization, increased 21% to €670.0 million for the year ended December 31, 2005 from €554.0 million for 2004, due to broader capacities both in the Services segment, with an extended offshore fleet, and in the Products segment. As a percentage of operating revenues, cost of operations decreased to 77% for the year ended December 31, 2005 from 81% for 2004. Gross profit increased 51% to €201.8 million for the year ended December 31, 2005 from €133.8 million for 2004 for the reasons discussed above.
      Depreciation expense increased for the year ended December 31, 2005 by 16% to €76.3 million from €65.5 million for 2004, mainly due to depreciation of Exploration Resources vessels from September 1, 2005. Multi-client surveys depreciation was €69.6 million for the year ended December 31, 2005 compared with €66.5 million for 2004.
      Research and development expenditures, net of government grants, increased 8% to €31.1 million for the year ended December 31, 2005 from €28.8 million for 2004 due to new equipment development efforts in CGG’s Products segment. Research and development expenditures in the Services segment are presented net of a research tax credit of €2.5 million for the year ended December 31, 2005.
      Selling, general and administrative expenses increased 16% to €91.2 million for the year ended December 31, 2005 from €78.6 million for 2004. As a percentage of operating revenues, selling, general and administrative costs decreased to 10% for the year ended December 31, 2005 compared to 11% for 2004.
      Other expenses totaled €4.4 million for the year ended December 31, 2005 compared to €19.3 million of other income for 2004.

      Other expenses for the year ended December 31, 2005 included primarily:

•	€2.9 million expense related to the application of CGG’s hedging policy (a €0.9 million expense in the Services segment, a €3.6 million expense in the Products segment and a €1.6 million elimination on hedging on intra-group sales of equipment); and

•	€1.0 million net loss on fixed assets sold or written-off.
      Other income for the year ended December 31, 2004, included primarily:

•	€7.9 million gain on the sale of PGS shares;

•	€1.8 million of insurance proceeds related to the seismic vessel the CGG Mistral (in the Services segment);

•	€2.2 million gain on the sale of a building (in the Services segment); and

•	€4.5 million income related to the application of CGG’s hedging policy (in the Products segment).

Operating Income
      Operating income increased 64% to €75.1 million for the year ended December 31, 2005 compared to €45.7 million for 2004. The increase was principally attributable to CGG’s Services segment.
      Operating income from the Services segment was €25.2 million for the year ended December 31, 2005 compared to a loss of €19.8 million for 2004. This increase was primarily due to the improved profitability in the Offshore SBU, which experienced higher market prices, a higher level of after-sales and greater capacity following the acquisition of Exploration Resources, and to the firm recovery of the Land SBU.
      Operating income from the Products segment was €79.8 million for the year ended December 31, 2005 compared to €64.5 million for 2004. This increase was primarily due to a higher volume of sales and improved gross margins.

Cost of Financial Debt, Net
      Net cost of financial debt increased 52% to €42.3 million for the year ended December 31, 2005 from €27.8 million 2004. This increase was primarily due to the €9.4 million financial cost of the early redemption of our 10 5/8% bonds due 2007 in 2005 and interest and fees of €14.2 million under our $375 million bridge loan facility used to finance the acquisition of Exploration Resources.

Variance on derivative on convertible bonds
      The variance in the fair value of the conversion option embedded in CGG’s 7.75% $85 million convertible bonds due 2012 resulted in an aggregate other financial expense of €11.5 million for the year ended December 31, 2005 and of €23.5 million for 2004.
      The increase in the value of the derivative of €11.5 million includes a €6.3 million increase related to the 11,475 bonds converted into shares in November 2005 and a €5.2 million increase related to the 2,525 bonds remaining outstanding at December 31, 2005. The increase in the value of the derivative is mainly due to the strengthening of the U.S. dollar against the euro and the increase in our share price, being acknowledged that, as regards the derivative related to the bonds effectively converted in November 2005, the value was reduced by the time-component as a result of the conversion in shares, for an amount of €8.9 million.

Other Financial Income
      Other financial expenses were €14.5 million for the year ended December 31, 2005 compared to other financial income of €0.8 million for 2004. The other financial expenses for the year ended December 31, 2005 include a €12.6 million expense related to the early conversion of 11,475 convertible bonds, which included the premium of $10.4 million (€8.9 million) paid to the bondholders who converted their bonds and the write-off of remaining issuance fees of €3.7 million at the date of conversion.

Equity in Income of Affiliates
      Equity in income of affiliates accounted for under the equity method increased to €13.0 million for the year ended December 31, 2005 from €10.3 million for 2004. Equity in income from Argas, CGG’s joint venture in Saudi Arabia, increased to €12.7 million for the year ended December 31, 2005 from €10.4 million for 2004.

Income Taxes
      Income taxes increased to €26.6 million for the year ended December 31, 2005 from €10.9 million for 2004.
      The expectation of positive tax results at CMG, CGG’s Mexican subsidiary, (confirmed by the earning of taxable income in 2005), led CGG at December 31, 2005 to recognize a deferred tax asset and income of €2.4 million, representing CMG’s net operating loss carryforwards. Likewise, Sercel Inc.’s positive tax planning led CGG in 2004 to recognize a deferred tax asset and income of €10.4 million representing Sercel Inc.’s net operating loss carryforwards.
      The increase in tax expense, excluding the non-recurring deferred tax income, is mainly due to higher tax expenses in the United States and in the United Kingdom due to the increased revenues in those countries.
      CGG is not subject to a worldwide taxation system, and the income tax paid in foreign countries, primarily based on revenues, does not generate comparable tax credits in France, CGG’s country of consolidated taxation.

Net Loss
      For the year ended December 31, 2005 CGG had a net loss of €7.8 million compared to a net loss of €6.4 million for the year ended December 31, 2004.

Liquidity and Capital Resources
      CGG’s principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in its multi-client data library and acquisitions (such as, most recently, Exploration Resources).

Operations
      For the nine months ended September 30, 2006, CGG’s net cash provided by operating activities, before changes in working capital, was €296.0 million compared to €121.2 million for the nine months ended September 30, 2005. This increase is linked to the increase in net income, after elimination of financial expenses. Changes in working capital for the nine months ended September 30, 2006 had a negative impact of €101.7 million compared to a negative impact of €11.9 million for the nine months ended September 30, 2005, due to high volume of sales in the month of September 2006.
      For the year ended December 31, 2005, CGG’s net cash provided by operating activities, before changes in working capital, was €204.0 million compared to €149.7 million for 2004. This increase was primarily due to the increase in our operating income. Changes in working capital for the year ended December 31, 2005 had a negative impact of €21.6 million compared to a negative impact of €22.8 million for 2004.

Investing Activities
      During the nine months ended September 30, 2006, CGG made purchases of tangible and intangible assets of €131.3 million (including €9.9 million of capitalized development costs), mainly linked to the conversion of its vessel, the Geo Challenger from a cable vessel into a 3D seismic vessel and to the equipping of the Symphony with Sentinel streamers, compared to €67.7 million for the nine months ended

September 30, 2005 (including €5.5 million capitalized development costs). In addition, CGG entered into €0.2 million of new capital leases in the nine months ended September 30, 2006.
      CGG also invested €38.9 million in its multi-client library during the nine months ended September 30, 2006, primarily in the Gulf of Mexico and Brazil, compared to €19.2 million for the nine months ended September 30, 2005. At September 30, 2006, the net book value of the CGG marine multi-client data library was €69.8 million compared to €93.6 million at December 31, 2005.
      During the year ended December 31, 2005, CGG made purchases of tangible and intangible assets of €117.1 million compared to €44.4 million for 2004. This increase is due primarily to investments in Exploration Resources vessels, particularly the upgrade of the C-Orion. In addition, CGG entered into €17.4 million of new capital leases primarily related to the vessel Laurentian for the year ended December 31, 2005 compared with €8.7 million for the year ended December 31, 2004.
      CGG also invested €32.0 million in its multi-client library during the year ended December 31, 2005, primarily for 2D data acquisition in Libya and depth reprocessing of its existing Gulf of Mexico 3D library. As at December 31, 2005, the net book value of the CGG marine multi-client data library was €93.6 million compared to €124.5 million as at December 31, 2004 due to intensive depreciation of surveys linked to high volume of after-sales. CGG invested €51.1 million in its multi-client library during the year ended December 31, 2004.
      In 2005, CGG acquired all of the shares of Exploration Resources for a net investment of €265.8 million corresponding to the price it paid for the shares less the cash held by Exploration Resources at the acquisition date.
      Acquisition capital expenditures in 2004 of €27.9 million consisted primarily of the acquisition of Thales Underwater Systems for €21.7 million, Hebei JunFeng Geophysical Co. Ltd for €9.8 million, Orca Instrumentation for €1.3 million and Createch Industrie for €1.9 million.
      Proceeds from sales of assets in 2004 primarily correspond to the sale of CGG’s PGS shares for €17.2 million.

Financing Activities
      Net cash provided by financing activities during the nine months ended September 30, 2006 was €69.3 million compared to net cash provided by financing activities of €232.8 million for the nine months ended September 30, 2005. The amount in the earlier period results principally from borrowings under CGG’s $375 million bridge loan facility used to finance the acquisition of Exploration Resources and described in the paragraph below. In February 2006, CGG issued an additional $165 million of its 7 1/2% Senior Notes due 2015 first issued in April 2005 and CGG used the net proceeds from the additional notes primarily to repay the $140.3 million remaining outstanding under its $375 million bridge loan facility used to finance the acquisition of Exploration Resources. In March 2006, CGG concluded an asset financing agreement for $26.5 million with a bank, which was fully drawn at September 30, 2006, to finance the acquisition of newly-developed Sentinel streamers for the vessel Symphony. In March 2006, Exploration Resources also concluded a credit facility of $70 million, which was fully drawn since June 2006, to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and to acquire seismic equipment for the vessels C-Orion and Geo-Challenger.
      Net cash provided by financing activities for the year ended December 31, 2005 was €193.4 million, resulting principally from CGG’s $375 million bridge loan facility entered on September 1, 2005 used to finance the acquisition of Exploration Resources. This bridge facility was drawn in the amount of $375 million in October 2005, then partially repaid on December 23, 2005 in the amount of $235 million with the proceeds of CGG’s share capital increase on December 16, 2005 of €118.9 million ($140.3 million). The bridge facility remained drawn as at December 31, 2005. CGG also redeemed its outstanding 10 5/8% senior notes due 2007 prior to maturity in aggregate principal amount of $225 million ($75 million on January 26, 2005 and $150 million on May 31, 2005) and issued $165 million aggregate principal amount of 7 1/2% senior notes due 2015 on April 28, 2005.

Net Debt
      Net debt was €273.0 million as at September 30, 2006 and €297.2 million as at December 31, 2005. The ratio of net debt to equity decreased to 32% at September 30, 2006 from 43% at December 31, 2005.
      Net debt was €297.2 million as at December 31, 2005 and €121.8 million as at December 31, 2004. The ratio of net debt to equity increased to 43% as at December 31, 2005 from 31% as at December 31, 2004. Excluding foreign exchange rate effect, the increase in net debt was mainly related to the Exploration Resources’ acquisition, corresponding approximately to the sum of the acquired debt and the debt incurred for the acquisition of the shares of Exploration Resources.
      “Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. Net debt is presented as additional information because our senior facilities require us to respect a maximum ratio of net debt to ORBDA. We expect the French revolving facility to have similar covenants relating to ORBDA. The maximum permitted ratio of net debt to ORBDA under the senior facilities is 2.25 to 1.0 for the 12-month periods ending on the last day of each quarter of the year ending December 31, 2007, 2.00 to 1.0 for the 12-month periods ending on the last day of each quarter of the year ending December 31, 2008, 1.75 to 1.0 for the 12-month periods ending on the last day of each quarter of the year ending December 31, 2009 and 1.50 to 1.0 for the 12-month periods ending on the last day of each quarter thereafter. See “Description of Certain Indebtedness — Senior Facilities”. If we fail to meet these ratios and do not obtain waivers, we may be unable to borrow under such facility and may be compelled to repay amounts outstanding thereunder. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends. Net debt is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS or U.S. GAAP. The following table presents a reconciliation of net debt to financing items of the balance sheet as at the periods indicated:

	As at September 30,		As at December 31,

	2006	2005	2005	2004

	(in € millions)
Bank overdrafts	10.9	15.7	9.3	2.8
Current portion of financial debt	44.0	357.5	157.9	73.1
Financial debt	386.8	265.4	242.4	176.5
Less cash and cash equivalents	(168.7)	(138.1)	(112.4)	(130.6)

Net debt	273.0	500.5	297.2	121.8

Research and development
      CGG’s ability to compete effectively and maintain a significant market position in its industry depends to a substantial extent upon its continued technological innovation. CGG has focused on rationalizing its research and development activities both to reduce costs and to focus its research and development efforts primarily on reservoir characterization, multi-component seabed seismic processing techniques, structural imaging and advanced seismic recording equipment. CGG’s research and development teams, totaling 320 employees, are divided among operating divisions. Sercel has strong research capabilities, especially in underwater acoustic transmission, oceanographic metrology and borehole electronics for area studies. CGG also accesses new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities, such as Bergen university, or other clients or by acquiring technology under license from others. CGG has historically entered into and continue to pursue common research programs with the Institut Français du Pétrole, an agency of the French government.
      While the market for CGG’s products and services is subject to continual and rapid technological changes, development cycles from initial conception through introduction can extend over several years. CGG’s efforts have resulted in the development of numerous inventions, new processes and techniques, many of which have been incorporated as improvements to its product lines. During 2004 and 2005, CGG’s research and development expenditures incurred (including capitalized costs and excluding grants received) were €35.5 million, and €43.5 million, respectively, of which 5.6%, and 3.9%, respectively, was funded by French governmental research entities, such as the Fonds de Soutien aux Hydrocarbures (which funding is to be repaid to such organizations from sales of products or services developed with such funds).
      CGG budgeted €45.0 million for research and development expenditures in 2006, including both expensed and capitalized costs.
Trend information

Currency Fluctuations
      Certain changes in operating revenues set forth in U.S. dollars in this prospectus were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of CGG’s revenues are denominated in U.S. dollars while its consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of CGG’s operating revenues but are not part of its reported financial statements and may not be indicative of changes in its actual or anticipated operating revenues.
      As a company that derives a substantial amount of its revenue from sales internationally, CGG is subject to risks relating to fluctuations in currency exchange rates. In the year ended December 31, 2005 and December 31, 2004, about 90% of CGG’s operating revenues and two-thirds of its operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of CGG’s revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.
      Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon CGG’s results of operations. Since CGG participates in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves its competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects CGG’s reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, CGG’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, CGG’s exposure to fluctuations in the euro/ U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
      CGG attempts to match foreign currency revenues and expenses in order to balance its net position of receivables and payables denominated in foreign currencies. For example, charter costs for its four vessels, as well as its most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
      In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, CGG maintains a portion of its financing in U.S. dollars. At December 31, 2005 and 2004, CGG’s total outstanding long-term debt denominated in U.S. dollars was $454.9 million (€385.6 million at the December 31, 2004 exchange rate) and $307.8 million (€226.0 million at the December 31, 2002 exchange rate), respectively, representing 97% and 92%, respectively, of its total financial debt outstanding at such dates.
      In addition, to be protected against the reduction in value of future foreign currency cash flows, CGG follows a policy of selling U.S. dollars forward at average contract maturity dates that it attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. As at December 31, 2005 and 2004, CGG had $183.6 million (with a euro equivalent-value of €152.4 million) and $127.0 million (euro equivalent-value of €101.9 million), respectively, of notional amounts outstanding under euro/ U.S. dollar forward exchange contracts and other foreign exchange currency hedging instruments.
      CGG does not enter into forward foreign currency exchange contracts for trading purposes.

Inflation
      Inflation has not had a material effect on CGG’s results of operations during the periods presented. CGG operates in, and receives payments in the currencies of, certain countries with historically high levels of inflation, such as Mexico, Brazil and Venezuela. CGG attempts to limit such risk by, for example, indexing payments in the local currency against, principally, the U.S. dollar exchange rate at a certain date to account for inflation during the contract term.

Income Taxes
      CGG conducts the majority of its field activities outside of France and pays taxes on income earned or deemed profits in each foreign country pursuant to local tax rules and regulations. CGG does not receive any credit in respect of French taxes for income taxes paid by foreign branches and subsidiaries. Net tax expenses in recent periods were attributable to activities, principally in land acquisition, carried on outside of France.
      CGG has significant tax loss carryforwards that are available to offset future taxation on income earned in certain OECD countries. CGG recognizes tax assets if budget estimates also indicate enough profits for the following years to use carryforward losses.
Recently Issued U.S. Accounting Pronouncements
      On July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) 109, “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Group will be required to adopt this interpretation in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of FIN 48 and has not yet determined the impact on the consolidated financial statements.
      In September 2006, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 addresses the diversity in practice in quantifying financial statement misstatements and establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Group’s financial statements and the related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006. Management currently does not expect that the adoption of SAB 108 will have a material impact on the Group’s consolidated financial statements.
      In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS 158 requires the employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. SFAS 158 is effective for fiscal years ending after December 15, 2006. Management currently does not expect that the adoption of SFAS 158 will have a material impact on the Group’s consolidated financial statements.

      In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group will be required to adopt this interpretation in the first quarter of fiscal year 2009. Management is currently evaluating whether adoption of SFAS 157 will have an impact on the Group’s consolidated financial statements.
Veritas Results of Operations
Three months ended October 31, 2006 compared with three months ended October 31, 2005

Revenues
      Veritas’ revenues increased by 37% from $168.7 million in the first quarter of fiscal 2006 to $230.8 million in the first quarter of fiscal 2007 as discussed further below.
      Multi-client revenue in the first quarter of fiscal 2007 of $108.3 million increased by $33.8 million, or 45%, compared to the prior year’s first fiscal quarter. Land multi-client and marine multi-client contributed increases of $17.8 million and $16.0 million, respectively. The increases in the land multi-client revenue came primarily from Canada survey sales. Marine survey sales continued to remain strong globally with particularly good results coming from the Gulf of Mexico and the North Sea. In addition, Veritas had significant multi-client sales from Kazakhstan, a new and promising area for Veritas.
      Total contract revenue increased $28.3 million, or 30%, from the prior year’s first fiscal quarter with strong growth from marine acquisition and imaging work from across all geographic regions. The NASA region continued to see significant growth in revenues from the Gulf of Mexico area. The land contract business remained strong, improving from the first quarter results from the prior year that included a large project in South America.
      All of Veritas’ segments contributed to higher revenue, which was driven primarily by increases both in multi-client and contract work. NASA generated a $36.5 million revenue increase primarily through multi-client land work in Canada, additional marine acquisition work in the Gulf of Mexico and increased imaging work. EAME had higher revenue of $19.5 million coming from all product lines with the most significant increase in its marine multi client sales. Asia Pacific continued to experience increases in its marine contract and imaging work.
      Revenue by segment was as follows:

	Three months ended October 31,

			Change

	2006	2005	$	%

	(in $ thousands, except percentages)
NASA	139,294	102,842	36,452	35%
EAME	54,248	34,769	19,479	56%
APAC	32,202	26,783	5,419	20%
VHR	5,087	4,284	803	19%

Total Revenue	230,831	168,678	62,153	37%

      Revenue by contract type was as follows:

	Three months ended October 31,

			Change

	2006	2005	$	%

	(in $ thousands, except percentages)
Multi-Client:
Land	43,747	25,899	17,848	69%
Marine	64,549	48,558	15,991	33%

Total Multi-Client	108,296	74,457	33,839	45%
Contract:
Land	48,817	47,647	1,170	2%
Marine	73,718	46,574	27,144	58%
Total Contract	122,536	94,221	28,314	30%

Total Revenue	230,831	168,678	62,153	37%

Operating income
      Operating income for the first quarter of fiscal 2007 of $37.9 million more than doubled from the $18.3 million in the prior year’s first fiscal quarter. The increase in operating income was primarily due to higher revenue and margins in both multi-client and contract work. Margin increases were generated by marine multi-client sales in the Gulf of Mexico, Canada, North Sea and Kazakhstan.
      Operating income included $10.3 million of merger and related costs. Veritas terminated discussions with a third party relating to the possible sale of its land seismic acquisition business, during the first quarter of fiscal 2007. The $10.3 million includes fees in connection with the termination of those discussions, consisting of amounts paid in settlement of all claims by the third party buyers and professional fees, including accounting and legal fees, and professional fees related to the pending merger with CGG.
      Also included in operating income in the first quarter of fiscal 2007 was $2.7 million of depreciation that related to the land seismic acquisition assets that were previously considered held for sale during fiscal 2006. Another significant item within operating income was $1.4 million of professional fees related to obtaining a significant refund from a foreign taxing authority. The benefit of the refund was recorded as a reduction of income tax expense, which is discussed below.
      General and administrative expenses increased $2.6 million from the prior year’s first fiscal quarter primarily due to the professional fees incurred related to obtain the tax refund discussed above and discussed in the income tax section below.

Interest expense
      Interest expense increased by $0.7 million from the prior year’s first fiscal quarter as a result of increases in the LIBOR applicable to the $155 million convertible debt.

Interest income
      Interest income increased $3.1 million compared to the prior year’s first fiscal quarter due to a higher cash balance and higher interest rates.

Involuntary conversion of assets
      The company recognized a pre-tax insurance gain of $2.0 million in the first quarter of fiscal 2006 related to insurance settlements for the equipment loss on the Veritas Viking experienced in the second quarter of fiscal year 2005.

Other income (expense), net
      Other income and expense, net consisted of foreign exchange losses of $0.3 million and other miscellaneous gains of $0.3 million in the first quarter of fiscal 2007. For the first quarter of fiscal year 2006, other income and expense, net consisted of $0.9 million of foreign exchange losses and other miscellaneous gains of $1.0 million.

Income taxes
      The company’s effective tax rate for the quarter ended October 31, 2006 was 32%, which is lower than the 35% U.S. statutory rate and the prior year’s first quarter tax rate of 43%. The reduction in the current quarter rate was attributable to non-U.S. activities and a $5.0 million tax benefit related to a refund received from a foreign taxing authority with respect to certain prior year tax matters. This reduction was partially offset by a $3.6 million tax provision related to $10.3 million of non-deductible merger and related costs.
Year ended July 31, 2006 compared with year ended July 31, 2005

Revenue
      Revenue for the year was up 30% from $634.0 million in for the year ended July 31, 2005 to $822.2 million for the year ended July 31, 2006. The increases for the year came from all product lines and across all geographic segments.
      Increased multi client revenue was driven by strong marine library sales in the Gulf of Mexico and in Brazil. Multi client land library sales were more than double from a year ago primarily due to sales in U.S. and Canada.
      Contract revenue for the year ended July 31, 2006 grew $81.1 million or 21% from the prior fiscal year. Increased revenue came from both land and marine work. Market conditions continue to improve and strengthen our business worldwide and Veritas saw much of the growth in this fiscal year from land acquisition work in Canada and Alaska as well as increased imaging revenue across all geographic operating regions. Marine acquisition revenue remained strong in all geographic regions.
      During the year ended July 31, 2006, NASA revenue increased by $152.8 million. This increase is primarily due to marine and land multi-client library sales in Canada, Gulf of Mexico and Brazil. NASA also increased its land acquisition work primarily in Canada and Alaska. EAME generated most of its increased revenue through its marine acquisition work. The increased revenue in the APAC segment came primarily from its marine acquisition work.
      Revenue by segment was as follows:

	Year ended July 31,

			Change

	2006	2005	$	%

	(in $ millions, except percentages)
NASA	541.4	388.6	152.8	39%
EAME	148.7	131.0	17.7	14%
APAC	112.5	98.2	14.3	15%
VHR	19.6	16.2	3.4	21%

Total Revenue	822.2	634.0	188.2	30%

      Revenue by contract type was as follows:

	Year ended July 31,

			Change

	2006	2005	$	%

	(in $ millions, except percentages)
Multi-client:
Land	109.8	54.7	55.1	101%
Marine	242.3	190.3	52.0	27%

Subtotal	352.1	245.0	107.1	44%
Contract:
Land	203.1	161.6	41.5	26%
Marine	267.0	227.4	39.6	17%
Subtotal	470.1	389.0	81.1	21%

Total Revenue	822.2	634.0	188.2	30%

Operating income
      Operating income of $132.9 million for the year ended July 31, 2006 was $68.6 million higher than the year ended July 31, 2005. This performance was driven by increases in both multi-client revenue and multi-client operating margins. The overall operating margin was also driven by increased revenue and margins in land acquisition work due to increased activity in Canada and Alaska. Operating income was also benefited by the $2.7 million reduction in depreciation expense related to the land acquisition assets that were considered held for sale for the last two months of the fiscal year. No depreciation expense was recorded during these two months for these assets. General and administrative expenses of $43.2 million for the year ended July 31, 2006 increased $11.3 million from the prior fiscal year primarily due to share-based compensation expense resulting from the adoption of new accounting rules, increased provision for performance-based incentive compensation, severance costs, and non-recurring costs related to the preparation of the potential sale of the land acquisition business.

Interest expense and interest income
      Interest expense increased by $3.3 million from the prior fiscal year as a result of increases in LIBOR, which is the interest rate that the $155.0 million convertible debt is based upon. Interest income increased $6.7 million compared to the prior fiscal year due to higher interest rates and a higher cash balance.

Involuntary conversion of assets
      Veritas recognized a pre-tax insurance gain of $2 million in the first quarter of fiscal 2006 related to insurance settlements for the equipment loss on the Veritas Viking experienced in the second quarter of fiscal year 2005. For the year ended July 31, 2005, Veritas recognized a pre-tax gain of $9.9 million related to this insurance settlement.

Income taxes
      Veritas’ effective tax rate for the year ended July 31, 2006 was 41% This rate includes $2.5 million of additional tax cost associated with a $55 million one-time repatriation from one of Veritas’ foreign subsidiaries pursuant to the American Jobs Creation Act of 2004. In the fourth quarter of fiscal 2005, Veritas reversed $36.9 million of valuation allowances on certain of its deferred tax assets resulting in a net tax benefit of $37.3 million for the quarter and $6.8 million for the full fiscal year.

Year ended July 31, 2005 compared with the year ended July 31, 2004

Revenue
      Revenue increased by 12% from $564.5 million for the year ended July 31, 2004 to $634.0 million for the year ended July 31, 2005. This increase was driven by increased contract work, primarily marine, in all regions and increased sales of multi-client data licenses in EAME partially offset by decreased sales of multi-client data licenses primarily in the NASA region, which includes the Gulf of Mexico, the United States, Brazil and Canada. During fiscal 2005, NASA significantly decreased its land acquisition operations in South America. NASA’s increase in contract marine work was primarily in the Gulf of Mexico where the Veritas Vantage and two additional third party vessels acquired a wide azimuth survey during fiscal 2005. APAC’s revenue increase was also generated by marine contract work, as Veritas operated the Veritas Viking II, the Pacific Sword and Veritas Searcher in Australia, India, Myanmar and New Zealand during the period. EAME generated most of its increased revenue through sales of multi-client data licenses for offshore Africa and the North Sea.
      Revenue by segment was as follows:

	Year ended July 31,

			Change

	2005	2004	$	%

	(in $ millions, except percentages)
NASA	388.6	370.9	17.7	5%
EAME	131.0	118.5	12.5	11%
APAC	98.2	60.1	38.1	63%
VHR	16.2	15.0	1.2	8%

Total Revenue	634.0	564.5	69.5	12%

      Revenue by contract type was as follows:

	Year ended July 31,

			Change

	2005	2004	$	%

	(in $ millions, except percentages)
Multi-client:
Land	54.7	66.0	(11.3)	(17)%
Marine	190.3	209.1	(18.8)	(9)%

Subtotal	245.0	275.1	(30.1)	(11)%
Contract:
Land	161.6	154.0	7.6	5%
Marine	227.4	135.4	92.0	68%

Subtotal	389.0	289.4	99.6	34%

Total Revenue	634.0	564.5	69.5	12%

Operating income (loss)
      Operating income increased by $36.4 million from $27.8 million for the year ended July 31, 2004 to $64.2 million for the year ended July 31, 2005. During the first quarter of the year ended July 31, 2004, Veritas changed its multi-client amortization accounting policy to include a minimum amortization from the date of survey completion, instead of only during the last 24 months of the survey’s book life. As a result of this change, Veritas recorded a charge of $22.1 million in cost of services in the first quarter of the year ended July 31, 2004. The remaining $14.3 million increase in operating income for the year ended July 31, 2004 was the result of increased margins (revenue less cost of services) of $24.1 million partially offset by increased research and development costs and general and administrative costs. Veritas’ margin increase was primarily due to its revenue increase and a decrease in cost of services as a percent of revenue of 2%. Increased productivity, favorable mix of jobs and higher pricing contributed to the margin increase.
      Research and development costs have increased by $3.4 million for the year ended July 31, 2004 primarily due to Veritas’ focus on advanced acquisition and processing and general increases in research spending. General and administrative expense increased by $6.4 million due to the expenses associated with the restatement of Veritas’ historical financial statements and those associated with its increased efforts in the areas of disclosure controls and procedures and internal control over its financial reporting. Research and development expense and general and administrative expense both grew due to increased incentive compensation related to Veritas’ improved financial performance.

Interest expense and interest income
      Interest expense decreased from $18.9 million for the year ended July 31, 2004 to $4.0 million for the year ended July 31, 2005. This decrease was due primarily to the issuance of Veritas’ Convertible Senior Notes in the third quarter for the year ended July 31, 2004 and the repayment of its term notes with the proceeds. This refinancing resulted in a significantly lower interest rate. Veritas’ Convertible Senior Notes accrue interest at a rate of three month LIBOR less 0.75%, which equated to a weighted average interest rate of 1.72% for fiscal 2005 and is much lower than the various tranches of debt in place for the year ended July 31, 2004. In addition, $7.4 million of debt issuance costs were expensed in fiscal 2004 in connection with the retirement of the term notes. Interest income increased from $1.6 million to $5.3 million due to interest earned on the cash balances.

Involuntary conversion of assets
      In January 2005, Veritas’ seismic vessel Veritas Viking experienced an engine failure while acquiring data in the Gulf of Mexico and lost substantial amounts of overboard seismic equipment. As this seismic equipment was insured at its replacement cost, Veritas recognized a $9.9 million gain related to the insurance settlement.

Income taxes
      Veritas reversed $36.9 million of valuation allowances on certain of its deferred tax assets during the fourth quarter of the year ended July 31, 2005, resulting in a net tax benefit of $6.8 million for the year ended July 31, 2005. The deferred tax assets were originally reserved at the end of the year ended July 31, 2003 primarily due to Veritas’ historical losses in several tax jurisdictions. As of the fourth quarter of the year ended July 31, 2005, Veritas had recognized profits in those jurisdictions and had a positive operational outlook. The combination of these two factors was sufficient to cause the reversal of the reserves. This decrease in provision was offset, in part, by the increased current tax provision resulting from substantially higher income for the year ended July 31, 2005. Excluding the release of valuation allowances, Veritas’ effective tax rate would have been 40%. See Note 5 to the Veritas consolidated financial statements included elsewhere in this prospectus for further information on income taxes.
Liquidity and Capital Resources

Sources and Uses
      Net cash provided by operating activities was $42.7 million for the first three months of fiscal 2007, which is an increase from $29.4 million for the first three months of fiscal 2006 primarily due to the increase in net income. Net cash used by investing activities increased to $99.0 million in the first three months of fiscal 2007 from $59.4 million in the first three months of fiscal 2006 primarily due to increased multi-client library and capital expenditures.
      Net cash provided by operating activities was $336.6 million for the year ended July 31, 2006, which is consistent with the year ended July 31, 2005 of $331.3 million. Net cash used by investing activities of $216.8 million in 2006 was slightly higher than $206.7 million in 2005 due to the increase in multi-client library investment and expenditures for property and equipment partially offset by the receipt of insurance proceeds. Veritas’ latest projected cash investments immediately prior to the merger for the year ended July 31, 2007 amount to $239.0 million, including $44.0 million for recurring capital expenditure, $144 million capacity upgrades and the remainder for vessel upgrades. These figures may not be representative of the contribution of Veritas to total CGGVeritas’ capital expenditures, including pursuant to the change in IFRS reporting, where, unlike under U.S. GAAP research and development expenses are capitalized. See “Risk Factors — Risks Related to Our Business — The financial statements and other financial information of Veritas presented in this prospectus and used to prepare the unaudited pro forma condensed combined financial information presented in this prospectus and the pro forma financial information itself may not be indicative of the results of Veritas as part of our group”.
      Key factors affecting future results include utilization levels of acquisition and processing assets and demand for multi-client library surveys, all of which are driven by Veritas’ customers’ exploration spending and, ultimately, the underlying commodity prices.
Trend Information

Seasonality
      Veritas’ land acquisition activities are seasonal in nature. Veritas generally experiences higher revenues in the second and third quarters of each year due to winter seismic acquisition seasons in Alaska and Canada. However, performance of large land surveys in South America or other locations can cause a shift from this pattern.
CGGVeritas Capital Resources
      We intend to fund ongoing operations through cash generated by operations and borrowings under the U.S. revolving facility and, when signed, the French revolving facility. After giving effect to the financing transactions we will continue to have substantial debt service requirements.
      The senior facilities consist of a $1 billion term loan facility with a seven year maturity and the $140 million U.S. revolving facility with a five year maturity. The French revolving facility will consist of a $200 million senior secured revolving facility with a five year maturity.
      At the option of Veritas, borrowings under the term loan facility bear interest at (i) the rate of adjusted LIBOR plus either 1.75% or 2.00% or (ii) the Alternate Base Rate plus either 0.75% or 1.00%, in each case depending on the corporate rating of CGGVeritas by S&P and the corporate family rating of CGGVeritas by Moody’s. At the option of Veritas, borrowings under the U.S. revolving facility bear interest at the rate of adjusted LIBOR plus a range from 1.75% to 2.25% or the Alternate Base Rate plus a range from 0.75% to 1.25%, in each case depending on the corporate rating of CGGVeritas by S&P and the corporate family rating of CGGVeritas by Moody’s. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1.0%. The senior credit facilities require us, and the French revolving facility will require us, to meet minimum ratios of ORBDA less capital expenditures to total interest costs and maximum ratios of total net debt to ORBDA. In addition, the senior credit facilities contain, and the French revolving facility will contain, certain restrictive covenants which, among other things, limit our ability to incur additional indebtedness, pay dividends, make investments, pledge assets, merge or consolidate, change our business and engage in certain other activities customarily restricted in such agreements. They also contain certain customary events of defaults, subject to grace periods, as appropriate. See “Description of Certain Indebtedness”.
      Future principal debt payments are expected to be paid out of cash flows from operations, borrowings under the U.S. revolving facility and the French revolving facility and future refinancing of our debt.
      The indentures governing the notes offered hereby will also contain numerous covenants including, among other things, restrictions on our ability to: incur or guarantee additional indebtedness; pay dividends or make other equity distributions, repurchase or redeem equity interests; make investments or other restricted payments; sell assets or consolidate or merge with or into other companies; create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us; engage in transactions with affiliates; and create liens.
      Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under the U.S. revolving facility and the French revolving facility, will be adequate to meet our future liquidity needs for the next 12 months. Our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms.

ORBDA
      “ORBDA” (Operating Result Before Depreciation and Amortization) is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because our senior facilities require CGGVeritas to respect a maximum ratio of net debt to ORBDA and a minimum ratio of ORBDA less capital expenditures to total interest costs. We expect the French revolving facility to have similar covenants relating to ORBDA. The maximum permitted ratio of net debt to ORBDA under the senior facilities is 2.25 to 1.0 for the 12-month periods ending on quarters on the last day of each quarter of the year ending December 31, 2007, 2.00 to 1.0 for the 12-month periods ending on the last day of each quarter of the year ending December 31, 2008, 1.75 to 1.0 for the 12-month periods ending on the last day of each quarter in the year ending December 31, 2009 and 1.50 to 1.0 for the 12-month periods ending on the last day of each quarter thereafter. The minimum permitted ratio of ORBDA less capital expenditures to total interest costs under the senior facilities is 1.50 to 1.0 for the 12-month periods ending on quarters on or before December 31, 2007, 1.75 to 1.0 for the 12-month periods ending on December 31, 2008, 2.0 to 1.0 for the 12-month periods ending on December 31, 2009 and 2.5 to 1.0 for the 12-month periods ending thereafter. See “Description of Certain Indebtedness — Senior Facilities”. If we fail to meet this ratio and do not obtain waivers, we may be unable to borrow under such facility and may be compelled to repay amounts outstanding thereunder. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends.
      In addition, we believe that the presentation of Veritas’ ORBDA for the periods presented is useful information for investors, when considered together with CGG’s ORBDA for the periods presented, to help investors understand what CGGVeritas’ ORBDA may have been for the periods presented prior to the merger. Investors are cautioned, however, that Veritas’ historical ORBDA under U.S. GAAP may not be indicative of Veritas’ contribution to the ORBDA of CGGVeritas, including, for example, as a consequence of differences between IFRS and U.S. GAAP and because CGGVeritas, like CGG, will report its financial results in euro. See “Risk Factors — The financial statements and other financial information of Veritas presented in this prospectus and used to prepare the unaudited condensed combined pro forma financial information presented in this prospectus and the pro forma financial information itself may not be indicative of the results of Veritas as part of our group”. ORBDA is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS or U.S. GAAP.
      The following table presents a reconciliation of ORBDA to “Net cash provided by operating activities” for CGG under IFRS for the periods indicated:

	Nine months
	ended		Year ended
	September 30,		December 31,

	2006	2005	2005	2004

	(in € millions)
ORBDA	359.9	148.9	229.5	172.5
Other financial income (expense) — net	(31.4)	(36.7)	(26.0)	(22.7)
Income tax paid	(60.6)	(28.1)	(31.7)	(17.0)
Non-recurring gains (losses)	—	(0.3)	(0.5)	3.3
Increase (decrease) in other long-term liabilities	3.3	0.3	6.7	(3.5)
Income calculated on stock-option	4.0	0.3	0.4	0.5
Less net gain on sale of asset	(6.0)	0.1	1.6	(11.5)
Other non-cash items	28.1	36.8	27.5	21.4
(Increase) decrease in trade accounts and notes receivables	(52.2)	(25.4)	(24.3)	(26.8)
(Increase) decrease in inventories and work in progress	(28.3)	(17.1)	(45.2)	(16.4)
(Increase) decrease in other current assets	(5.0)	(5.5)	(3.1)	17.4
Increase (decrease) in trade accounts and notes payables	(12.5)	13.1	38.8	9.0
Increase (decrease) in other current liabilities	8.4	9.9	1.0	(5.5)
Impact of changes in exchange rate	(12.1)	13.1	11.2	(0.5)
Less variation of current assets allowance included above	(1.3)	(0.1)	(3.5)	6.7

Net cash provided by operating activities	194.3	109.3	182.4	126.9

      The following table presents a reconciliation of ORBDA to “Net cash provided by operating activities” for Veritas under U.S. GAAP for the periods indicated:

	Three months
	ended
	October 31,		Year ended July 31,

	2006	2005	2006	2005	2004

	(in $ millions)
ORBDA	123.5	81.6	383.7	265.9	278.3
Income tax provision (benefit)	(13.2)	(9.0)	(57.2)	6.8	(3.7)
Gain on involuntary conversion of assets	—	2.0	2.0	9.9	—
Interest income	5.0	1.9	12.0	5.3	1.6
Interest expense	(2.2)	(1.5)	(7.3)	(4.0)	(18.9)
Other (income) expense	(11.7)	0.1	(0.1)	0.9	(0.6)
Loss (gain) on disposition of property and equipment	(0.5)	0.04	0.3	(0.4)	(0.3)
Deferred income taxes	0.5	0.4	3.5	(39.3)	(9.7)
Changes in operating assets and liabilities:
Account receivable	(23.0)	(5.3)	(62.3)	3.1	(34.5)
Materials and supplies inventory	(0.6)	(1.3)	(1.4)	(1.2)	0.8
Prepayments and other	(13.7)	0.6	(4.9)	(3.3)	(1.8)
Accrued income taxes	6.8	2.9	23.0	12.1	2.6
Accounts payable, deferred revenue, and other accrued liabilities	(27.8)	(44.5)	40.6	69.0	33.0
Other non-current liabilities			4.0	5.1	(1.8)
Other	(0.3)	1.5	0.6	1.4	(2.0)

Net cash provided by operating activities (as reported by Veritas)	42.7	29.4	336.6	331.3	243.0

CGGVeritas Contractual Obligations
     CGG
      The following table sets forth CGG’s contractual obligations as of December 31, 2005:

	Payments due by period

	Less than			After
	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in € millions)
Financial Debt(1)	135.7	17.7	10.1	147.3	310.8
Capital Lease Obligations	23.8	32.2	14.5	30.1	100.6
Operating Leases	51.6	43.2	10.3	0.8	105.9
Other Long-term Obligations (interest on existing notes)	11.5	23.0	23.0	47.2	104.7

Total Contractual Obligations	222.6	116.1	57.9	225.4	622.0

Notes:

(1)	Includes principal due on the existing notes issued on April 28, 2005 and principal and interest due on bank debt.

     The following table sets forth CGG’s contractual obligations as at September 30, 2006:

	Payments due by period

	Less than			After
	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in € millions)
Financial Debt(1)	27.4	44.1	35.8	256.2	363.5
Capital Lease Obligations (not discounted)	12.0	17.8	37.8	—	67.6
Operating Leases	45.7	36.1	12.7	2.1	96.6
Other Long-Term Obligations (interest on existing notes)	19.6	39.1	39.1	78.2	176.0

Total Contractual Obligations	104.7	137.1	125.4	336.5	703.7

Notes:

(1)	Includes principal due on the existing notes issued on each of April 28, 2005 and February 3, 2006 and principal and interest due on bank debt.
     Veritas
      The following table presents Veritas’ contractual obligations as at July 31, 2006:

	Payments due by period

	Less than			More than
Contractual Obligations	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in $ millions)
Long-term debt(1)	—	—	—	155.0	155.0
Estimated interest payments(2)	7.1	14.2	14.2	89.9	125.4
Operating leases	49.1	64.9	49.7	59.0	222.8
Capital leases	1.5	0.3	—	—	1.8
Purchase obligations	86.6	—	—	—	86.6
Potential payments under letters of credit	4.6	0.2	—	—	4.8
Other long-term liabilities(3)	0.1	1.4	—	33.0	34.6

Total	148.9	81.0	63.9	337.0	630.9

Notes:

(1)	The debt of $155 million has been classified as a current liability since October 31, 2005 because the stock price has remained above the level that triggers the convertibility features of the debt.

(2)	The interest rate on Veritas’ debt is LIBOR less 0.75% For purposes of this table, we used Veritas’ current interest rate of 4.58% based on a LIBOR of 5.33%. Each 100 basis point increase in LIBOR will increase our annual interest expense by $1.55 million per year.

(3)	Includes income tax, deferred revenue, pension and retirement obligations for which the timing of payment is uncertain.
     In March 2006, Veritas entered into an agreement with a third party ship owner to charter a vessel currently known as the Veritas Vision, which is currently being converted for seismic operations. The term of the charter is for a period of eight years fixed, with options of up to 10 more years. When delivered in the first calendar quarter of 2007, the Veritas Vision will be the seventh seismic vessel in the Veritas fleet. In addition to the charter, Veritas expects to invest approximately $60 million to equip the vessel for seismic operations. Of this expected total, $5 million was spent during the fiscal year ended July 31, 2006 and the remainder is expected to be spent during the fiscal year ending July 31, 2007.
      In September 2006, Veritas entered into an agreement to charter a seismic vessel, currently known as the Viking Poseidon, which is currently expected to be in service commencing in the second calendar quarter of

2007. This vessel will serve as a replacement for the Seisquest vessel, which is under a charter that expires in May of 2007.
      Veritas has also entered into a commitment to purchase $26 million of recording equipment to upgrade a vessel in its existing fleet. Substantially all of this amount will be spent during the fiscal year ending July 31, 2007.
      Subsequent to July 31, 2006, Veritas renewed its charter agreement to extend the charter expiration related to the Pacific Sword from October 2006 to October 2009.
Pro Forma Combined
      The following table presents CGGVeritas’ contractual obligations on a pro forma basis as at September 30, 2006:

	Payments due by period

	Less than			After
Pro Forma Combined	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in € millions)
Financial debt	47.9	104.8	74.9	334.4	562.0
Additional notes offered hereby due 2015	11.8	23.7	23.7	297.7	386.6
Principal				158.0	158.0
Interest(1)	11.8	23.7	23.7	40.5	99.7
New notes offered hereby due 2017	24.5	49.0	49.0	333.2	422.1
Principal				316.0	316.0
Interest(1)	24.5	49.0	49.0	132.6	255.1
Term loan facility	65.3	128.9	126.6	858.9	1,179.8
Principal	7.9	15.8	15.8	750.4	789.9
Interest(2)	57.4	113.1	110.8	108.5	389.9
Capital leases	13.0	17.8	37.8	0.0	68.6
Operating leases	88.0	115.0	71.2	89.7	363.9

Total Contractual Obligations	250.5	439.2	383.2	1,930.1	3,003.1

Notes:

(1)	Assuming that the notes offered hereby were issued on September 30, 2006.

(2)	Based on LIBOR plus a margin of 2% for the term loan facility corresponding to a 7.3% interest rate. A change in LIBOR by 50 basis points would have changed the total interest cost by approximately €4.0 million (approximately $5.0 million per year).
CGGVeritas Off-Balance Sheet Arrangements
      We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

OUR BUSINESS
      We are a leading international provider of geophysical services and manufacturer of geophysical equipment. We provide geophysical services principally to oil and gas companies that use seismic imaging to help explore for, develop and manage oil and gas reserves by:

•	identifying new areas where subsurface conditions are favorable for the accumulation of oil and gas;

•	determining the size and structure of previously identified oil and gas fields; and

•	optimizing development and production of oil and gas reserves (reservoir management).
      We sell our geophysical equipment primarily to other geophysical service companies.
      On January 12, 2007, CGG acquired Veritas pursuant to the merger agreement. Upon completion of the merger, CGG was renamed Compagnie Générale de Géophysique-Veritas (abbreviated as CGGVeritas). For a further discussion of the merger, see “The Veritas Merger”. On a pro forma basis, after giving effect to the merger and the financing transactions, we would have had total revenue of €1,489.1 million and €1,470.1 million and operating income of €125.7 million  and €289.6 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively under IFRS. See “Unaudited Pro Forma Condensed Combined Financial Information” for an illustration of our results of operations had the merger and the financing transactions occurred on an earlier date.
Our Strategy
      We intend to continue to strengthen our competitive position in the global geophysical services and products markets by capitalizing on growth opportunities resulting from both the application of new technologies in every sector of the oil and gas business — from exploration to production and reservoir management — and from our diversified geographic presence.
      To achieve this objective, we have adopted the following strategies:

Focus on Growth Areas for Geophysical Services
      We believe that the continued development and enhancement of our proprietary seismic data recording equipment and software will help us to remain among the leading providers of 3D land seismic surveys. We believe that our proprietary equipment and software provide us with a competitive advantage in specific growth markets, such as data acquisition in transition zones and difficult terrain, where recent technological advances have made seismic acquisition more feasible. We intend to focus on developing our technological capabilities in emerging markets for geophysical services, such as reservoir appraisal and production monitoring. We believe that, due to our extensive international experience, we also have a competitive advantage in certain geographic markets such as Europe, Africa, the Middle East and Latin America, where we have been operating longer than many of our competitors and where we have developed partnerships with local seismic acquisition companies in several countries in these regions. We also believe that we have unique experience and expertise in complex land acquisition projects.
      Our acquisition of Exploration Resources in September 2005 following our previous significant acquisition of marine seismic assets from Aker Geo in 2001 fits within the strategy we defined in 1999 to strengthen our position in the marine seismic segment. In addition, we believe that the combination of CGG and Veritas has created a strong global pure-play seismic company, offering a broad range of seismic services, and, through Sercel, geophysical equipment to the industry across all markets. We believe the geographic complementarities of CGG and Veritas will allow us to respond to the growing demand for seismic imaging and reservoir solutions.
      We also intend to maintain our position in the marine seismic market for non-exclusive data by developing our non-exclusive data library. We believe that a strong position in this market segment enhances our global competitive position and may provide opportunities for continuing future sales. In developing our non-exclusive data library, we carefully select survey opportunities in order to maximize our return on investment. In 2005, for example, we carried out several feasibility studies for permanent seismic monitoring, most notably in Brazilian basins. We also intend to apply the latest advances in depth imaging technology to a selected part of our existing library.
      Given the growing importance of geophysics in reservoir characterization, we intend to further develop the synergies between our data processing and reservoir services. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated services. We also intend to increase our processing capability in developing disciplines, such as applications relating to reservoir description and monitoring, including 3D pre-stack depth imaging, multi-component and 4D studies. We also plan to continue promoting and developing our dedicated processing centre services within our clients’ offices and to develop our regional centers.

Develop Technological Synergies for Products and Capitalize on New Generation Equipment
      We believe Sercel is the leading producer of land, marine and subsea geophysical equipment, particularly in difficult terrain. We plan to continue developing synergies among the technologies available within Sercel and to capitalize fully on our position as a market leader. Through internal expenditures on research and development, we seek to improve existing products and maintain an active new product development program in all segments of the geophysical equipment market (land, marine and ocean-bottom).

Develop and Utilize Innovative Technology
      We believe that growth in demand for geophysical services will continue to be driven in part by the development of new technologies. The industry is increasingly demanding clearer seismic imaging and better visibility, particularly underneath salt layers. Recent technologies used to acquire seismic data, such as the performance of multi-azimuth technologies, enhances the understanding of complex geological structures. We expect multi-azimuth, multi-component (3C/4C) surveys and time-lapse (4D) surveys to become increasingly important for new production-related applications, particularly in the marine sector, and expect specialized recording equipment for difficult terrain to become more important in land seismic data acquisition, particularly in transition zones and shallow water. We believe that to remain competitive, geophysical services companies will need to combine advanced data acquisition technology with consistently improving processing capacity in order to reduce further delivery times for seismic services.
      We believe that the combined technology and know-how of CGG and Veritas will strengthen research and development capabilities to best serve the CGGVeritas client base with a broader range of technologies that we will be able to deliver more rapidly to the market.
      Our strategy is to take advantage of our leading technology and our ability to integrate our full range of services to enhance our position as a market leader in:

•	land and transition zone seismic data acquisition systems and know-how;

•	innovative marine or subsea acquisition systems and services;

•	seismic data processing and reservoir services; and

•	manufacturing of land, marine and subsea data acquisition equipment.
      In this respect, we intend to continue our high level of research and development investment to reinforce our technological leadership.

Emphasize Client Service
      We believe it is important to operate in close proximity to our clients to develop a better understanding of their individual needs and to add measurable value to their business processes. We respond to these needs by creating new products or product enhancements that improve the quality of data and reduce the data delivery time to clients. We believe that our regional multi-client and dedicated data processing centers in our clients’ offices provide us with an advantage in identifying contract opportunities, optimizing service to clients and developing products responsive to new market demands, such as seismic techniques applied to reservoir management. We believe that we are well positioned to benefit from the industry trend towards increased outsourcing that is leading oil and gas companies to place greater emphasis on relationships and service quality, including health, safety and protection of the environment, in their selection of third party service providers, including geophysical services providers. We plan to continue implementing our strategy toward client service through:

•	tailoring our data acquisition operations to meet specific client demands;

•	expanding regional multi-client and dedicated on-site processing centers;

•	recruiting and training customer-oriented service staff;

•	organizing client training seminars focused on our products and services;

•	developing easy access to our multi-client data library through the increasing application of e-business technologies;

•	developing corporate contracts with our main clients; and

•	gaining access to new data acquisition markets, such as subsea and newly opening territories.

Provide Integrated Services
      We are committed to providing clients with a full array of seismic data services, from acquisition and processing to data interpretation and management. We believe that integration of compatible technology and equipment increases the accuracy of data acquisition and processing, enhances the quality of our client service and thereby improves productivity in oil and gas exploration and production. Our clients increasingly seek integrated solutions to better evaluate known reserves and improve the ratio of recoverable hydrocarbons from producing fields. We are continuing to develop our ability to provide geosciences solutions through a combination of various exploration and production services, including technical data management, reservoir characterization and interpretation of well information.

Exploit Strong Data Libraries
      In addition, we intend to take advantage of the complementary, recent vintage, well-positioned seismic data libraries of CGG and Veritas. For example, in the Gulf of Mexico, Veritas’ data library is positioned in the Western and Central Gulf while CGG’s data library is in the Central and Eastern Gulf. Data merging from the CGG and Veritas libraries will provide potential for cross imaging enhancement and value creation by applying the latest processing software development to achieve an optimal image. Onshore, Veritas’ land library offers additional potential in North America. Our combined library is a strength in a market where a global library portfolio is increasingly attractive to clients.

Develop Reservoir Applications
      Seismic data is currently mainly used by oil and gas companies for exploration purposes. However, we are progressively extending our core business towards compiling and analyzing seismic data of existing reservoirs. Through high-resolution images and our expertise in 4D seismic and permanent monitoring, we aim to assist hydrocarbon producers in better characterizing and predicting the static properties and dynamic behavior of their reservoirs.
Competition
      Most contracts are obtained through a competitive bidding process, which is standard for the industry in which we operate. Important factors in awarding contracts include service quality, technological capacity, performance, reputation, experience of personnel, customer relations and long-standing relationships, as well as price. While no single company competes with CGGVeritas in all of its segments, we are subject to intense competition with respect to each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have substantially greater financial and other resources.
      The land seismic market is extremely fragmented and characterized by intense price competition. There are a large number of seismic companies, mostly small and local, in the land acquisition and land data processing areas where financial and technical barriers to entry are minimal. Due to the constantly changing configurations of seismic crews and the immense numbers of channels in the market, it is impossible to discuss the global competition in land acquisition in any quantitative fashion. The entrance of a significant number of Chinese competitors seeking to expand their international market share beginning in 2000 has driven down prices in this sector and decreased the market share of established participants. In addition, certain very active services markets, such as China and Russia, are not practically accessible to international service providers like us. The most significant service providers in land are Western Geco and BGP. We believe that price is the principal basis of competition in this market, although relationships with local service providers are important, as is experience in unusual terrain, where high-end equipment, such as 3-component products, can add value in certain areas with complex geology. Volume in the land seismic market increased by almost 20% in 2005 with a positive, but moderate, impact on market prices.
      The offshore sector has four leading participants: Western Geco, PGS, Fugro and us. From 1999 to mid-2004, the offshore market experienced excess supply, which put downward pressure on prices. Because of the high fixed costs in this sector, excess supply was not reduced by operators but rather channeled into multi-client libraries. According to a September 15, 2005 report by Enskilda Securities, a third party industry analyst, there are a total of 60 towed-streamer vessels working in the world, including 44 3D vessels and 16 2D vessels. With supply flat since 2003, however, and demand increasing since 2004, prices have recovered significantly in this market and we have experienced a continuous increase of exclusive volumes and sales from the multi-client existing libraries since 2005. In the multi-client library business, we compete with the full-service seismic companies mentioned above, as well as with specialty library companies such as TGS Nopec Geophysical Company ASA and Seitel Inc.
      The processing sector is led by Western Geco and us. This market is characterized by greater client loyalty than the acquisition sector, as evidenced by the presence of processing centers on client premises. Processing capacity has multiplied in recent years as a result of improvements in computing technology. This increase in computing power has allowed improved processing and the use of more complex and accurate algorithms.
      Our principal competitor for the manufacture of seismic survey equipment is Input/ Output Inc. The market for seismic survey equipment is highly competitive and is characterized by continual and rapid technological change. We believe that technology is the principal basis for competition in this market, as oil and gas companies have increasingly demanded new equipment for activities such as reservoir management and data acquisition in difficult terrain. Oil and gas companies have also become more demanding with regard to the quality of data acquired. Other competitive factors include price and customer support services.
Industry Conditions
      Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices.
      We believe that the medium-term outlook for the geophysical services sector and the demand for the geophysical products is fundamentally positive for a number of reasons:

•	Economic growth, particularly in more active regions such as Asia (notably China, India and Brazil), is generating increased energy demand and leading to higher energy prices and increased exploration efforts;

•	The need to replace depleting reserves and maximize the recovery of oil in existing reservoirs should encourage capital expenditures by companies engaged in exploration and production, which we expect will benefit the seismic industry;

•	The scope of application of geophysical services has considerably increased over the last several years as a result of significant research and development efforts. Geophysical services can now potentially be applied to the entire sequence of exploration, development and production as opposed to exploration only. This is particularly true with technologies such as 4D (time lapse seismic data); and

•	Finally, the depth and duration of the contraction in the geophysical sector between 1999 and 2004 may have increased awareness among geophysical service providers of the risks related to market overcapacity.
      We believe that the merger puts us in a strong position to benefit from these industry conditions. See “The Veritas Merger — Merger Rationale”.

BUSINESS OF CGG
History and Development of the Company
      CGG was established in 1931 to market geophysical techniques for appraising underground geological resources. Since that time, it has gradually come to specialize in seismic techniques adapted to exploration for and production of oil and gas, while continuing to carry on other geophysical activities. CGG is a société anonyme incorporated under the laws of the Republic of France and operating under the French Code de commerce. Its registered office is Tour Maine-Montparnasse, 33 avenue de Maine, BP 191, 75755 Paris CEDEX 15, France. Its telephone number is (33) 1 64 47 45 00.
      Over the course of the last three years, CGG completed numerous acquisitions and dispositions which are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting CGGVeritas’ Results of Operations — Acquisitions and Disposals” elsewhere in this prospectus.
Business Overview
      CGG’s operations have historically been organized into two main segments: Services and Products. Services accounted for 63% and 64% and Products accounted for 37% and 36% of its consolidated revenues for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively. CGG generates revenues (by location of customers) on a worldwide basis. For the nine months ended September 30, 2006, 33% of its consolidated revenues were from the Americas, 33% from the Middle East and the Asia-Pacific region, 24% from Europe and CIS, and 10% from Africa. For the year ended December 31, 2005, 34% of its consolidated revenues were from the Americas, 34% from the Middle East and Asia-Pacific region, 22% from Europe and CIS and 10% from Africa.
Operating Revenues Data

Revenues by Activity
      The following table sets forth CGG’s consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	Nine months ended
	September 30,				Year ended December 31,

	2006		2005		2005		2004

	(in € millions, except percentages)
Services
Land SBU	96.9	10%	88.2	15%	119.8	14%	77.3	11%
Offshore SBU	404.1	42%	222.3	37%	319.5	37%	205.7	30%
Processing & Reservoir SBU	102.3	11%	81.1	13%	113.0	13%	105.0	15%

Total Services	603.3	63%	391.6	64%	552.3	64%	388.0	56%
Products	352.3	37%	215.9	36%	317.6	36%	299.4	44%

Total	955.6	100%	607.5	100%	869.9	100%	687.4	100%

Revenues by Region (by location of customers)
      The following table sets forth CGG’s consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, for the periods indicated:

	Nine months ended
	September 30,				Year ended December 31,

	2006		2005		2005		2004

	(in € millions, except percentages)
Americas	314.0	33%	178.7	29%	291.7	34%	207.7	30%
Asia-Pacific/ Middle East	313.2	33%	217.1	36%	297.3	34%	274.5	40%
Europe and CIS	229.4	24%	138.6	23%	190.3	22%	138.2	20%
Africa	99.0	10%	73.1	12%	90.6	10%	67.0	10%

Total	955.6	100%	607.5	100%	869.9	100%	687.4	100%

Services
      CGG’s services have historically been organized into the following three Strategic Business Units (“SBUs”) for increased efficiency: Land SBU, Offshore SBU and Processing & Reservoir SBU. Following the merger, CGGVeritas intends to organize the services business both into geographical operating segments for the western and eastern hemispheres, and into land, offshore and processing & reservoir business lines.
      CGG has established a network of country managers responsible for promoting its entire spectrum of products and services in its main markets, focusing on providing comprehensive solutions to client problems. CGG believes that its capacity to provide integrated geophysical services is a significant competitive advantage that will help it to implement all components of its strategy.
     Land
      CGG is a significant land seismic contractor outside North America, particularly in difficult terrain. At December 31, 2005, it had 12 land crews performing specialized 3D and 2D seismic surveys, all of which were recording data. Revenues from its Land SBU accounted for 11% and 14% of CGG’s consolidated operating revenues in 2004 and 2005, respectively and 10% of its consolidated operating revenues for the nine months ended September 30, 2006.

Land Seismic Acquisition
      Land seismic acquisition includes all seismic surveying techniques where the recording sensor is either in direct contact with, or in close proximity to, the ground. CGG’s land business line offers integrated services, including the acquisition and on site processing of seismic data on land, in transition zones and on the ocean floor (seabed surveys).

Description of Activity
      Seismic surveying on land is carried out by installing geophones linked to digital recorders that are used to receive the signals from reflected acoustical waves. Vibroseismic vehicles are the preferred method of generating acoustical waves since the frequency of the waves they emit can be precisely modulated by a computerized system and is less susceptible to noise or error. In difficult terrain or transition zones, however, other methods of generating acoustical waves must be utilized, such as explosives or air guns.
      Seismic surveying in transition zones and on the sea-bed is carried out by laying cables or other stationary measuring devices on the ocean floor. Ocean-bottom cables allow seismic surveys to be conducted in areas not accessible to marine vessels, such as shallow water or the area around drilling platforms. Ocean-bottom cables also provide high quality seismic data because they are in direct contact with the ocean floor.

      CGG’s land seismic crews are equipped with advanced proprietary equipment and software used in each stage of the land seismic acquisition process, including:

•	the Sercel 408UL seismic data recorders, which feature 24-bit digital recording technology;

•	Geoland quality control software, which is used to verify that the location of field data points during a survey corresponds to their theoretical position;

•	the Sercel VE 432 vibrator electronic control system, used to synchronize and verify the emission of acoustical waves by vibrators; and

•	Geocluster software, used for on-site processing and quality control of acquired data.
      CGG believes that its proprietary equipment and software enable it to offer high quality, fully integrated land seismic services. It has pioneered real-time positioning of geophones and seismic sources, quality control of positioning during land surveys, and on-site processing, which together increase the accuracy and efficiency of such surveys.
      One of the challenges inherent in land acquisition surveys is gathering data without disrupting environmentally sensitive zones, such as mountainous regions, tropical forests and swamps in which such surveys are frequently located. CGG has designed shallow draft boats and ultra-light drilling equipment to facilitate operations in such sensitive zones. This equipment can be transferred safely and rapidly from one area to another. CGG also works in conjunction with the local community at site locations, hiring local employees and obtaining necessary local authorizations to alleviate potential opposition to its operations.
      The difficulty of access to survey sites is a major factor in determining the number of personnel required to carry out a survey and the cost of a survey. Fully staffed land or transition zone areas range in size from 40 to 3,000 members (principally composed of local employees in the latter case), and the cost of a survey can range from several hundred thousand to several million dollars per month, depending on the size of the team and the type and difficulty of the study.
      CGG works closely with its clients to plan surveys in accordance with their specifications. This provides it with a competitive advantage in being selected to carry out surveys, whether such surveys are awarded based on competitive bids or directly negotiated agreements with clients. CGG regularly conducts land acquisition surveys for national and international oil companies.
      CGG has developed partnerships with local seismic acquisition companies in several countries (Kazakhstan, Indonesia and Libya). CGG brings to these partnerships its international expertise, technical know-how, equipment and experienced key personnel as needed, while local partners provide their logistical resources, equipment and knowledge of the environment and local market.
      In Saudi Arabia, CGG’s land seismic acquisition activities are conducted through Arabian Geophysical & Surveying Co. (Argas), a joint venture owned 49% by us and 51% by TAQA, its local partner.

Restructuring
      In 2003, CGG’s land acquisition business unit went through a period of intense competition that led it to reassess its presence in certain geographical land acquisition markets and to launch a restructuring program to substantially lower fixed costs in its land acquisition unit. This program is now fully implemented and its land acquisition business has at least broken even since the second quarter of 2005.
     Offshore
      CGG provides a full range of 3D marine seismic services, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil as well as in the Asia-Pacific region. The capacity to both acquire and process marine seismic data is an important element of its overall strategy to maintain and develop its leading position in marine seismic data acquisition and processing. CGG expanded its offshore capabilities substantially in September 2005, when it acquired Exploration Resources, a Norwegian provider of marine seismic acquisition services. Revenues from its Offshore SBU accounted for 30% and 37% of

CGG’s consolidated operating revenues in 2004 and 2005, respectively, with Exploration Resources included in its results for the last four months of 2005. Revenues from its Offshore SBU accounted for 42% of CGG’s consolidated operating revenues in the nine months ended September 30, 2006.

Description of Activity
      Marine seismic surveys are conducted through the deployment of submersible cables (streamers) and acoustic sources (airguns) from marine vessels. Such streamers are each up to 10 kilometers long and carry hydrophone groups normally spaced 12.5 meters apart along the length of the streamer. The recording capacity of a vessel is dependent upon the number of streamers it tows and the number of acoustic sources it carries, as well as the configuration of its data recording system. By increasing the number of streamers and acoustic sources used, a marine seismic operator can perform large surveys more rapidly and efficiently.
      Through its subsidiary, Exploration Resources, CGG provides marine seismic services to the global oil and gas industry with a focus on towed seismic data acquisition, multi-client seismic services and “4C/4D” seabed operations. Exploration Resources’ activities consist of delivering 2D and 3D seismic surveys, as well as seabed surveys through its subsidiary Multiwave.
      Each of the six seismic acquisition vessels CGG operated prior to the Exploration Resources acquisition is equipped with modern integrated equipment and software and has the capacity to conduct 3D surveys. CGG’s vessels can deploy between six and 10 streamers up to 10 kilometers long and are equipped with on board processing capability. In September 2005, CGG expanded its capacity from five seismic vessels to six with a technological upgrade of one of its source vessels, the Laurentian, into a 3D seismic vessel. CGG owns two of its vessels and operates the other four through time charters.
      Exploration Resources owns three seismic vessels equipped for 2D studies (Princess, Duke and Venturer) and two vessels equipped for 3D studies (C-Orion and Search). In addition, it charters the Geo Challenger, a cable vessel converted to 3D in 2006, on a long-term basis and the Pacific Titan, a vessel equipped for 2D studies, on a short-term basis. Search was chartered to TGS Nopec under a contract until October 29, 2006. The 2D vessels Princess, Duke and Venturer were partly chartered until April 2006 to Fugro Geoteam, a subsidiary of Fugro N.V., as part of a strategic alliance with Exploration Resources existing prior to CGG’s acquisition. These vessels have now become part of our fleet. In this framework, the parties agreed that Exploration Resources would supply the vessel, marine crew, technical support, insurance and seismic equipment, while Fugro Geoteam supplied the geophysical services, seismic personnel and operational support. Profits were then divided, with Exploration Resources receiving 60% to 85% and Fugro Geoteam receiving 15% to 40%, after agreed deductibles related to operational and capital costs.
      The C-Orion was launched as a 3D vessel with eight streamers in early 2006 and the Geo Challenger will be converted to a 3D vessel with twelve streamers in the first half of 2006, increasing to nine the number of CGG vessels with 3D capability. The four remaining 2D vessels will be used for 2D surveys or, where possible, as source vessels for more complex operations, which have higher margins, such as for 4D, high-resolution, and wide azimuth.
      The additional vessels increase CGG’s fleet management flexibility considerably. For instance, when demand for exclusive surveys increases (as is currently the case), CGG is able to meet demand while continuing to devote a portion of its fleet to enhancing its multi-client library. With more vessels, CGG also increases its geographical coverage and can minimize unproductive time by reducing vessels’ transit between areas of operation.
      In addition to the seven vessels that are part of the Exploration Resources fleet, CGG operates six vessels, of which it owns two, it operates two under renewable time charters with Louis Dreyfus Armateurs (“LDA”), one of the largest shipowners in France, it operates one under time charter indirectly in partnership with LDA, and it operates one under time charter with Tech Marine International Ltd. (“TMI”). Time charters allow CGG to change vessels in order to keep pace with market developments and provide it with the security of continued access to vessels without the significant investment required for ownership. LDA and TMI also supply crews for the three vessels each (other than persons directly involved in seismic data acquisition and ship management). Rieber Shipping AS, one of the largest ship managers in Norway, undertakes the ship management of the Exploration Resources fleet.
      Marine seismic acquisition requires advanced navigation equipment for positioning vessels, acoustic sources and streamers and specialized techniques for safe and rapid deployment and retrieval of acoustic sources and streamers. Most of the vessels operated by CGG are fitted with a full complement of modern integrated equipment and software, including onboard computer equipment running CGG’s GeovecteurPlus software, used to process seismic data.

Seabed
      Exploration Resources’ subsidiary, Multiwave, is a Norwegian seismic company specializing in seabed seismic operations and electromagnetic seabed logging (“EM SBL”). Seabed seismic generally is a more recent process than towed seismic and generally does not compete with towed seismic. Seabed seismic operations are most often used in areas where conventional streamer acquisition is impossible. The method can also be more effective in certain types of seismic applications, such as the monitoring of existing production fields to optimize reservoir recovery rates. Seabed seismic collection is based on laying recording cables on the seabed either permanently or as a mobile system that can be re-used in other areas. The data collection may take place through multiple components (3C) adapted to seabed environments, resulting in greater accuracy than conventional towed seismic, or through permanent systems that permit continuous monitoring over time (4C/4D).
      EM SBL is a complementary data acquisition method allowing for remote identification of hydrocarbon filled layers in deepwater areas. There are only two independent providers of this patented technology, ElectroMagnetic GeoServices and OHM. Multiwave has a service agreement with ElectroMagnetic GeoServices for EM SBL projects.
      The market for seabed services is still developing, and CGG has until now had limited experience in it. By acquiring Exploration Resources, however, CGG has obtained strong know-how and experience in the fields of seabed seismic and EM SBL. CGG will continue to offer these services under the Multiwave name.

Multi-client Library
      Exclusive contract surveys generally provide for CGG to be paid a fixed fee per square kilometer of data acquired. When CGG acquires marine seismic data on an exclusive basis, the customer directs the scope and extent of the survey and retains ownership of the data obtained. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West Africa, the Mediterranean Sea and the North Sea, CGG also undertakes multi-client (or non-exclusive) surveys whereby it retains ownership of the seismic data. This enables it to provide multiple companies access to the data by way of license. As a result, CGG has the potential to obtain multiple and higher revenues, while its customers who license the data have the opportunity to pay lower prices. Exploration Resources also regularly conducted non-exclusive surveys that could later be sold to one or more customers. Exploration Resources’ multi-client library represented close to 111,000 kilometers of 2D data at the time of acquisition.
      CGG’s policy is generally to require a minimum share of the estimated cost of each multi-client survey to be covered by pre-commitments from clients prior to commencement. CGG treats these multi-client projects as investments. In determining whether to undertake multi-client surveys, it considers factors that include the availability of initial participants to underwrite a share of the costs to acquire such data, the location to be surveyed, the probability and timing of any future lease concessions and development activity in the area and the availability, quality and price of competing data. Once the surveys are completed, CGG’s customers may license the resulting data through “after-sales”.
      Non-exclusive survey production accounted for approximately 17% of CGG’s fleet utilization in the nine months ended September 30, 2006 compared to 5% in 2005 and 15% in 2004. The decrease in 2005 as compared to 2004 was primarily due to a result of sharply increased demand for exclusive surveys in 2004 and inadequate fleet capacity. Within the multi-client survey market, pre-commitment sales have decreased in

2005 while after-sales have benefited from increased customer demand. For each year ended 2005, 2004, 2003 and 2002, CGG’s multi-client revenues (both pre-commitments and after-sales) have exceeded its investments in its multi-client library.
     Processing & Reservoir
      CGG provides seismic data processing and reservoir services through its network of 30 data processing centers and reservoir teams located around the world. Revenues from its Processing & Reservoir SBU accounted for 15% of CGG’s consolidated operating revenues in 2004 and for 13% in 2005, respectively and 11% of its consolidated operating revenues for the nine months ended September 30, 2006.

Description of Activity
      CGG’s seismic data processing operations transform seismic data acquired in the field into 2D cross-sections or 3D images of the earth’s subsurface using Geocluster, its proprietary seismic software. These images are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, selecting drilling sites and managing producing reservoirs. CGG processes seismic data acquired by its own land and marine acquisition crews as well as seismic data acquired by non-affiliated third parties. Marine seismic data has been a significant source of the growth in demand for CGG’s data processing services and represents over two-thirds of its operating revenues generated in its processing centers. In addition, CGG reprocesses previously processed data using new techniques to improve the quality of seismic images.
      Beyond conventional processing and reprocessing, CGG is also increasingly involved in reservoir-applied geophysics, an activity that encompasses large integrated reservoir studies from reprocessing to full reservoir simulation. It also includes advanced technology studies such as reservoir characterization, stratigraphic inversion and stochastic reservoir modeling. In 2001, CGG was awarded contracts to operate dedicated 4D processing centers for BP and Shell. These contracts have been regularly extended since then.
      While CGG’s reservoir teams mainly operate from Houston (covering South American projects), London and Massy, France, it also provides seismic data processing (conventional and reservoir-oriented) services through a large network of international and regional data processing centers located around the world. CGG operates six international processing centers located in Massy, London, Oslo, Houston, Kuala Lumpur and Calgary. Five of these centers are linked by high-speed fiber optic connections, and all of CGG’s centers have access to powerful high-performance computers. CGG complements its network of international centers with regional multi-client centers and dedicated centers that bring processing facilities within its clients’ premises. Sixteen of its data processing centers are “dedicated” centers that are located in CGG’s clients’ offices. CGG believes that these dedicated centers are responsive to the trend among oil and gas companies to outsource processing work while providing its clients with a high level of service. These centers enable CGG’s geoscientists to work directly with clients and tailor CGG’s services to meet individual clients’ needs.
      The deployment of new technologies developed by CGG’s research and development teams and improved project management methods have increased its efficiency in time and depth migrations. The expertise in 4D that CGG acquired in the North Sea, in particular through its 4D dedicated centers in Aberdeen, has now been exported to the Gulf of Mexico, where this activity is growing.
      CGG’s geographical presence was strengthened in Southeast Asia with the opening of the Kuala Lumpur hub in 2004, equipped with new computer facilities, which is becoming one of its major regional hubs, and is enabling CGG to increase its reach throughout the Asia-Pacific region.
      Each of the principal computers used at CGG’s centers is leased for a period of approximately two years, permitting CGG to upgrade to more advanced equipment at the time of renewal. In 2005, CGG had more than 10,000 PC clusters worldwide, an average real-time computer capacity representing more than 65 teraflops, compared to 40 in 2004, 30 in 2003 and 15 in 2002. CGG’s delivery time has decreased in recent years, enabling delivery of data to clients within the same timeframe as work performed directly onboard marine vessels. CGG believes that, with the combined capacity of its centers located in Massy and London, it has one of the largest computing capacities of any privately-owned facility in Europe.

IT and Data Management
      CGG competes in the data management market through sales of PetroVision, a software designed to manage and permit instant retrieval of large quantities of geological, geophysical, well and production data.

Processing Software Development and Sales
      CGG sells Geocluster, its proprietary processing software, to the oil and gas industry as well as to scientific and university research centers. This software is currently available on most modern platforms in the market, including Linux platforms. CGG’s other proprietary software products include:

•	Geovista, a set of software products used to produce accurate images of geological structures and showing depth;

•	Stratavista, advanced software used to determine specific rock properties from stratigraphic inversion of seismic data;

•	WaveVista, a depth migration service based on wave equations;

•	VectorVista, designed to provide greater understanding of seismic data acquired with multi-component techniques; and

•	ChronoVista, a set of software products used to produce accurate images of geological structures over time.
Products
      CGG conducts its equipment development and production operations through Sercel and its subsidiaries. CGG believes Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets. Sercel is operated as an independent division and makes most of its sales to purchasers other than CGG. Sercel currently operates eight seismic equipment manufacturing facilities, located in Nantes, Saint Gaudens and Toulon in France, Houston, Sydney, Singapore, Alfreton in England and Calgary. In China, Sercel operates its activities through Sercel-JunFeng Geophysical Equipment Co Ltd, based in Hebei (China), in which Sercel acquired a 51% stake in the capital in 2004 and through Xian-Sercel a manufacturing joint venture with XPEIC (Xian Petroleum Equipment Industrial Corporation), in which Sercel holds a 40% interest. In addition, two sites in Massy and Brest (France) are dedicated to borehole tools and submarine acoustic instrumentation, respectively.
      Revenues from CGG’s Products segment accounted for 44% and 36% of its consolidated operating revenues in 2004 and 2005, respectively and 37% of its revenues for the nine months ended September 30, 2006.

Description of Activity
      Sercel offers and supports worldwide a complete range of geophysical equipment for seismic data acquisition, including seismic recording equipment and seismic sources, and provides its clients with integrated solutions. Sercel’s principal product line is seismic recording equipment, particularly the 408UL 24-bit recording systems.

      In November 1999, Sercel launched the 408UL seismic data recording system, the 408UL. The 408UL offers greater operating flexibility than any other previous generation system due to:

•	clusters of ultra-light acquisition modules allowing total flexibility of configuration;

•	the option of mixing different communication media (cable, radio, micro-wave, laser, fiber-optic) to form a true network allowing the user to define data routing and hence avoid obstacles in the field; and

•	an architecture fully supported by a new generation of object-oriented software.
      The 408UL is one of the industry’s most advanced systems, and at the end of the year 2005, the installed base reached more than 785,000 channels. Sercel, seeking to provide users with systems well-adapted to various environments, developed the 408UL system on the basis of an upgradeable architecture. In 2002, Sercel expanded its family of 408UL products with the ULS version for transition zone environment and in 2003 with the digital sensor unit (DSU) featuring three component digital sensors based on the MicroElectroMechanicalSystem (MEMS). In November 2005, at the Society of Exploration Geophysicists convention in Houston, Sercel announced the launch of 428 XL, the new generation of land seismic acquisition systems. The 428 XL offers enhanced possibilities in high density and multi-component land acquisition.
      Sercel is also a market leader for vibroseismic vehicles. Sercel’s latest vibrators, called Nomad, offer high reliability and unique ergonomic features. Nomad is available with either normal tires or a tracked drive system. The track drive system allows Nomad vibrators to operate in terrain not accessible to vehicles with tires. In sand dunes or arctic conditions this can improve crew productivity. During the geophysical European congress held in Paris, France on June 2004, Sercel launched the Nomad 90, a geoseismic vehicle that is capable of exerting a peak force 90,000 pounds.
      In addition to recording systems, Sercel develops and produces a complete range of geophysical equipment for seismic data acquisition and other ancillary geophysical products as a result of the acquisition of Mark Products in September 2000, which specialized in the manufacture of geophones, cables and connectors. The acquisition of a 51% stake in Sercel-JunFeng Geophysical Equipment Co Ltd, based in Hebei, China, in January 2004 reinforced CGG’s manufacturing capabilities for geophone, cables and connectors, as well as its presence on the Chinese seismic market.
      The Seal, CGG’s marine seismic data recording system, capitalizes on the 408 architecture and on CGG’s many years of experience in streamer manufacturing. The Seal is the currently sole system with integrated electronics. Sercel has recently developed, among other products, an innovative solid streamer cable for marine seismic data acquisition that is designed to reduce downtime due to adverse weather conditions and thereby increase data acquisition productivity. Sercel has also expanded its marine product range with ocean- bottom cable. In November 2005, Sercel launched the Sentinel solid streamer, a new product in its Seal line that is the outcome of the technological synergies realized in recent acquisitions. Sercel has already received several firm orders for the new Sentinel.
      Sercel significantly expanded its product range and increased its market share in the seismic equipment industry with the acquisitions of GeoScience Corporation in December 1999, Mark Products in 2000 and continued its expansion in 2003 and 2004. In October 2003, Sercel acquired Sodera S.A., a leading provider of air gun sources used mainly in marine seismic data acquisition. In January 2004, Sercel acquired a division of Thales Underwater Systems Pty Ltd. that develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. Both Thales’ seismic equipment business and Sercel-JunFeng have been consolidated within the CGG group from January 2004. In addition, through the acquisitions of Createch and Orca in 2004, Sercel is continuing its expansion while strengthening its position in two areas with perceived growth potential: sea-floor seismic systems and borehole seismic tools.

      As a result of these acquisitions, Sercel is a market leader in the development and production of both marine and land geophysical equipment. It is a global provider for the seismic acquisition industry with a balanced industrial position in terms of both product range and geographical presence.
Seasonality
      CGG’s land and marine seismic acquisition activities are seasonal in nature. CGG generally experiences decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that its principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during that period.
      CGG has historically experienced higher levels of activity in its equipment manufacturing operations in the fourth quarter as its clients seek to fully deploy annual budgeted capital.
Intellectual Property
      CGG continually seeks the most effective and appropriate protection for its products, processes and software and, as a general rule, will file for patent, copyright or other statutory protection whenever possible. CGG’s patents, trademarks, service marks, copyrights, licenses and technical information collectively represent a material asset to its business. However, no single patent, trademark, copyright, license or piece of technical information is of material importance to its business when taken as a whole. As at December 31, 2005, CGG held 144 patents in respect of different products and processes worldwide. The duration of these patents varies from four to 20 years, depending upon the date filed and the duration of protection granted by each country.
Organizational Structure
      CGG’s principal direct subsidiaries are as follows:

	Jurisdiction of		% of
Subsidiary	organization	Head office	interest

Sercel S.A.	France	Carquefou, France	100.0
CGG Services SA	France	Massy, France	100.0
CGG Americas, Inc.	Texas	Houston, Texas, United States	100.0
CGG Marine Resources Norge A/ S	Norway	Hovik, Norway	100.0
Companía Mexicana de Geofisica	Mexico	Mexico City, Mexico	100.0
CGG do Brasil Participaçoes Ltda.	Brazil	Rio de Janeiro, Brazil	100.0
Exploration Resources ASA	Norway	Oslo, Norway	100.0
Sercel Inc.	Oklahoma	Tulsa, Oklahoma, United States	100.0
CGGVeritas Services Inc.	Delaware	Houston, Texas, United States	100.0
Property, Plant and Equipment
      The following table sets forth certain information as at December 31, 2005 relating to CGG’s principal properties:

				Owned/
Location	Type of facilities	Size		Leased

Paris, France	Registered offices of CGGVeritas and executive offices for the group	725 m	(2)	Leased
Massy, France	Registered offices of CGG Services SA	9,174 m	(2)	Owned
Massy, France	Data processing center	7,371 m	(2)	Owned
London, England	Data processing center	2,320 m	(2)	Leased
Redhill, England	Administrative offices	2,095 m	(2)	Leased
Houston, Texas, U.S.A.	Offices of CGG Americas, Inc.	6,905 m	(2)	Leased
Houston, Texas, U.S.A.	Offices and manufacturing premises of Sercel	24,154 m	(2)	Owned
Cairo, Egypt	Data processing center	2,653 m	(2)	Leased
Kuala Lumpur, Malaysia	Data processing center and administrative offices	1,152 m	(2)	Leased

				Owned/
Location	Type of facilities	Size		Leased

Perth, Australia	Data processing center	429 m	(2)	Leased
Calgary, Canada	Administrative offices and data processing center	1,764 m	(2)	Leased
Rio de Janeiro, Brazil	Offices of CGG Do Brazil	326 m	(2)	Leased
Oslo, Norway	Data processing center CGG Norge Offices of CGG	1,431 m	(2)	Leased
	Marine Resources Norge A/S	243 m	(2)	Leased
Bergen, Norway	Offices of Exploration Resources AS and Multiwave AS	992 m	(2)	Leased
Mexico City, Mexico	Registered office of CMG	570 m	(2)	Leased
Caracas, Venezuela	Administrative offices	315 m	(2)	Leased
	Processing activities	1,394 m	(2)	Leased
Carquefou, France	Sercel factory. Activities include research and development relating to, and manufacture of, seismic data recording equipment	23,318 m	(2)	Owned
Saint Gaudens, France	Sercel factory. Activities include research and development relating to, and manufacture of, geophysical cables, mechanical equipment and borehole seismic tools	16,000 m	(2)	Owned
Sydney, Australia	Activities include research and development relating to, and manufacture and marketing of, marine streamers	7,096 m	(2)	Leased
Xu Shui, China	Activities include research and development relating to, and manufacture of geophones	59,247 m	(2)	Leased
Calgary, Canada	Manufacture of geophysical cables	8,357 m	(2)	Owned
Alfreton, England	Manufacture of geophysical cables	5,665 m	(2)	Owned
Singapore	Manufacture of geophysical cables	5,595 m	(2)	Owned
      CGG also leases other offices worldwide to support its operations. CGG believes that its existing facilities are adequate to meet its current requirements.
      The following table provides certain information concerning the 2D and 3D seismic vessels operated by the Offshore SBU during 2006:

		Year added	Charter		Number of		Vessel length
Vessel Name	Year built	to fleet	expires	2D/3D	streamers		(in meters)

CGG Föhn	1985	1985	2008	3D	8	(1)	84.5
CGG Harmattan	1993	1993	2008	3D	8	(1)	96.5
CGG Alizé	1999	1999	2007	3D	10		100.0
Laurentian	1983	2003	2008	3D	6		84.4
CGG Amadeus	1999	2001	N/A	3D	8		87.0
CGG Symphony	1999	2001	N/A	3D	10		120.7
Search(2)	1982	2005	N/A	3D	6		98.5
C-Orion(2)	1979	2005	N/A	3D	8		81.0
Geo Challenger(2)	1999	2005	2010	3D	12		96.4
Princess(2)	1985	2005	N/A	2D	1-2	(3)	76.2
Duke(2)	1983	2005	N/A	2D	1		66.7
Venturer(2)	1986	2005	N/A	2D	1-4	(3)	89.5
Pacific Titan(2)	1982	2005	2006	2D	1-4	(3)	64.5

     Notes:

(1)	In high-resolution mode.

(2)	Vessel in the Exploration Resources fleet.

(3)	One streamer if long or multistreamer mode for shorter streamers.
Environmental Matters and Safety
      Our operations are subject to a variety of environmental health and safety laws. We need to invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could result in fines or penalties, enforcement actions, claims for personal injury or property damages or obligations to investigate and/or remediate contamination. Failure to timely obtain the required permits may also result in crew downtime and operating losses. Moreover, if applicable environmental, health and safety requirements, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated. The adoption of laws and regulations that have the effect of curtailing exploration by oil and gas companies could also materially adversely affect our operations by reducing the demand for our geophysical products and services. CGG is not involved in any significant legal proceedings concerning environmental matters and is not aware of any claims or potential liability concerning environmental matters that could have a material adverse impact on its business, capital expenditure requirements, earnings or consolidated financial condition.
Legal Proceedings
      From time to time CGG is involved in legal proceedings arising in the normal course of its business. CGG does not expect that any of these proceedings, either individually or in the aggregate, will result in a material adverse effect on its consolidated financial condition or results of operations.
      On September 29, 2006, CGG, CGG’s subsidiary CGG Services SA and five directors and officers of these entities were named as defendants in a lawsuit brought by one of the main labor unions representing CGG employees for violation of French labor laws. The case relates to the employment by CGG and CGG Services SA of international staff by a non-French subsidiary of CGG. Procedural hearings were held in December 2006, and a hearing on the merits of the case is scheduled for February 2007. CGG is contesting this claim vigorously and does not expect it to have a material adverse affect on its financial position or profitability.
      On October 20, 2006, a complaint was filed against CGG’s subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products infringe a U.S. patent allegedly owned by the plaintiffs. The plaintiffs have requested a permanent injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States and have sought an unspecified amount of damages. Sercel is confident that the products in question do not infringe any valid claims of the patent at issue and intends to contest this claim vigorously. While we do not believe this litigation will have a material adverse effect on our financial position or profitability, the complaint provides limited information, and the lawsuit is in its early stages.

BUSINESS OF VERITAS
Services and Markets
      Veritas conducts geophysical surveys on both a contract and a multi-client basis. When it conducts surveys on a contract basis, it acquires and processes data for a single client who pays Veritas to conduct the survey and owns the data Veritas acquires. When conducting surveys on a multi-client basis, Veritas acquires and processes data for its own account and licenses that data and associated products to multiple clients. The high cost of acquiring and processing geophysical data on an exclusive basis has prompted many oil and gas companies to license surveys on a multi-client basis. In response to this demand, Veritas has built a large library of surveys consisting of 200,000 line kilometers of 2D data and 210,000 square kilometers of 3D data. Its marine data library includes surveys in the Gulf of Mexico, the North Sea, Southeast Asia, West Africa, North Africa, Canada and Brazil. Veritas’ land data library includes surveys in Texas, Mississippi, Oklahoma, Wyoming and Utah in the United States as well as Alberta and British Columbia in Canada. The portion of Veritas’ revenue generated from the sale of multi-client data licenses is influenced by a number of factors, including government licensing of exploration and production rights and as a result, will fluctuate from year to year.
      The following tables describe the Veritas revenue by contract type and geographic region based on the location of the product or service provided:

	Three months ended
	October 31,		Years ended July 31,

	2006	2005	2006	2005	2004

	(in $ thousands)
Revenue by Contract Type
Contract work	122,536	94,221	470,132	389,046	289,404
Licensing of multi-client data	108,296	74,457	352,056	244,980	275,065

Total	230,831	168,678	822,188	634,026	564,469

	Three
	months
	ended
	October 31,		Year ended July 31,

	2006		2006		2005		2004

	(in $ millions, except percentages)
Revenue by Region
Americas	143.4	62%	552.4	67%	397.8	63%	390.6	70%
Asia Pacific/Middle East	41.9	18%	138.2	17%	124.9	20%	81.3	14%
Europe	44.8	20%	93.6	11%	71.9	11%	79.2	14%
Africa	0.7	—	38.0	5%	39.4	6%	13.3	2%

Total	230.8	100%	822.2	100%	634.0	100%	564.5	100%

      In fiscal 2006, 2005 and 2004, 58%, 55% and 57%, respectively, of Veritas’ revenue was attributable to non-U.S. operations and export sales. See Note 13 to the Veritas consolidated annual financial statements and Note 4 to Veritas’ consolidated interim financial statements for the three months ended October 31, 2006 included elsewhere in this prospectus for additional geographic and segment information.

Principal Operating Assets
      Veritas acquires, processes, interprets and sells geophysical information utilizing a wide array of assets as follows:

Land Acquisition
      Veritas’ land acquisition activities are performed with technologically advanced geophysical equipment. As at July 31, 2006, Veritas’ land survey equipment had a combined recording capacity of 52,000 channels. Veritas typically deploys equipment in North and South America and Oman by crews of varying size. Veritas’ crew count varies widely as land acquisition is a seasonal activity in many markets, primarily due to weather. Veritas had an average of 12 crews in operation in fiscal year 2006.
      Veritas’ land operations include surveying crews, which lay out the lines to be recorded and mark the sites for shot-hole placement or equipment location, and recording crews, which use explosive or mechanical vibrating units to produce acoustic impulses and use recording units to synchronize the shooting and capture of the seismic signals via geophones. On a land survey where explosives are used, the recording crew is supported by several drill crews, which are typically furnished by third parties under short-term contracts. Drill crews operate in advance of the recording crew and bore shallow holes for explosive charges which, when detonated by the recording crew, produce the necessary acoustic impulse.

Marine Acquisition
      Veritas’ marine acquisition crews operate from chartered vessels that have been modified or equipped to its specifications. All of the vessels utilized are equipped to perform both 2D and 3D geophysical surveys. During the last several years, the majority of the marine geophysical data acquisition services performed by Veritas involved 3D surveys. The following table contains certain information concerning the geophysical vessels operated by Veritas as at July 31, 2006.

	Year entered			Charter
Vessel	service	Length	Beam	expiration

Pacific Sword	1999	189 feet	40 feet	October 2006(1)
Seisquest	2001	300 feet	60 feet	May 2007(1)
Veritas Viking	1998	305 feet	72 feet	May 2011
Veritas Viking II	1999	305 feet	72 feet	May 2007
Veritas Vantage	2002	305 feet	72 feet	April 2010
Veritas Voyager	2006	220 feet	52 feet	July 2011(1)
Veritas Searcher	1982	217 feet	44 feet	Owned(1)

Note:

(1)	See the following discussions related to various changes in the status of the charters and the vessels subsequent to July 31, 2006.
     The Veritas Searcher was sold in August 2006. During July 2006, Veritas chartered the Veritas Voyager to replace the Veritas Searcher. As at July 31, 2006, the Veritas Searcher was classified in Veritas’ balance sheet as an asset held for sale.
      Each vessel is equipped with geophysical recording instrumentation, digital geophysical streamer cable, cable location and geophysical data location systems, multiple navigation systems, and a source control system that controls the synchronization of the energy source and a firing system that generates the acoustic impulses. Streamer cables contain hydrophones that receive the acoustic impulses reflected by variations in the subsurface strata.
      As at October 31, 2006, five of Veritas’ vessels are equipped with multiple streamers and multiple energy sources. These vessels acquire more lines of data with each pass, which reduces completion time and the acquisition cost. The Veritas Viking, Veritas Viking II and the Veritas Vantage are each capable of deploying 12 streamers simultaneously, although each is currently equipped to tow eight. The Veritas Viking,

Veritas Viking II, Veritas Vantage and Veritas Voyager are equipped with solid streamers that offer numerous advantages over fluid-filled streamers. The solid streamers allow these vessels to work in rougher seas and record more desirable frequencies with less noise and less downtime than is possible with fluid-filled streamers.
      In March 2006, Veritas entered into an agreement with a third party ship owner to charter a vessel currently known as the Veritas Vision, which is currently being converted for seismic operations. The term of the charter is for a period of eight years fixed, with options of up to 10 more years. When delivered in the first calendar quarter of 2007, the Veritas Vision will be the seventh seismic vessel in the Veritas fleet. In addition to the charter, Veritas expects to invest approximately $62 million to equip the vessel for seismic operations. Of this expected total, $5 million was spent during the fiscal year ended July 31, 2006 and the remainder is expected to be spent during the fiscal year ending July 31, 2007.
      In September 2006, Veritas entered into an letter of intent to charter a seismic vessel, currently known as the Viking Poseidon, which is currently expected to be in service commencing in the second calendar quarter of 2007. This vessel will serve as a replacement for the Seisquest vessel, which is under a charter that expires in May of 2007.
      Veritas has also entered into a commitment to purchase $26 million of recording equipment to upgrade a vessel in its existing fleet. Substantially all of this amount will be spent during the fiscal year ending July 31, 2007.
      Subsequent to July 31, 2006, Veritas renewed its charter agreement to extend the charter expiration related to the Pacific Sword from October 2006 to October 2009.

Data Processing and Interpretation
      Veritas operates several data processing centers capable of processing 2D and 3D data. Most of its data processing services are performed on 3D seismic data. The centers process data received from the field, both from Veritas’ own crews and from other geophysical companies, to produce an image of the earth’s subsurface using proprietary computer software and techniques. Veritas also reprocesses older geophysical data using new techniques designed to enhance the quality of the data. Veritas’ first data processing center opened in 1966, and it now has centers in all of its geographic locations.
      Veritas’ processing centers operate high capacity, advanced technology data processing systems on high-speed cluster CPUs. These systems run Veritas’ proprietary data processing software. The marine and land data acquisition crews have software compatible with that utilized in the processing centers, allowing for ease in the movement of data from the field to the data processing centers. Veritas’ centers can generally process both land and marine data and it tailors the equipment and software deployed in an area to meet the local market demands.
      Veritas operates visualization centers in Houston, Calgary, Perth, and Crawley. These four centers allow teams of Veritas’ customers’ geoscientists and engineers to view and interpret large volumes of complex 3D data. The visualization centers have imaging tools used for advanced interpretive techniques that enhance the understanding of regional as well as detailed reservoir geology. These visualization centers allow Veritas to offer its expertise combined with the type of collaborative geophysical model building that is enabling oil companies to explore areas of complex geology such as the large sub-salt plays in the deepwater Gulf of Mexico.
      Veritas has groups of scientists available to perform advanced geophysical and geological interpretation on a contract basis. These experts work around the world, using third party and Veritas’ proprietary software to create subsurface models for its clients and advise its clients on how best to exploit their reservoirs. Their work is related to exploration as well as production activities. Additionally, Veritas licenses its proprietary Hampson-Russell software to companies desiring to do their own geophysical interpretation.

Technology and Capital Expenditures
      Veritas maintains its technological capabilities through continuing research and development, strategic alliances with equipment manufacturers, and by acquiring technology from others.
      Veritas’ research and development staff includes scientists, engineers or programmers. Its research and development efforts focus on new acquisition technologies and processes and on its core processing and imaging software. During the fiscal years ended 31 July 2006, 2005 and 2004, Veritas’ research and development expenditures were $22.9 million, $18.9 million and $15.5 million, respectively.
      During the fiscal years ended July, 31 2006, 2005, and 2004, Veritas’ capital expenditures for equipment were $67.9 million, $62.4 million and $30.5 million, respectively.
      During the fiscal years ended July 31, 2006, 2005 and 2004, Veritas’ cash multi-client investment, net of capitalized depreciation, was $165.6 million, $148.4 million and $126.3 million, respectively. For the fiscal year ended July 31, 2007, Veritas is planning to substantially increase its cash investment in multi-client data to $240 million.
Significant Customers
      Veritas’ customers include international oil and gas companies, national oil companies and independent oil and gas companies. In fiscal 2006, no customer accounted for 10% or more of Veritas’ total revenue. A single, large multi-national oil company represented 12% of Veritas’ revenue in the fiscal year ended July 31, 2005. In the fiscal year ended July 31, 2004, no customer accounted for 10% or more of Veritas’ total revenue.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors
      Under French law, the Board of Directors determines our business strategy and monitors business implementation. Subject to the specific powers granted by the ordinary general shareholders’ meeting, the Board of Directors is in charge of conducting our business. Among other things, the Board of Directors prepares and presents our annual financial statements to our ordinary general shareholders’ meeting. Our Board of Directors currently consists of 12 members elected by our shareholders. Under French law, a director may be an individual or a legal entity for which an individual is appointed as permanent representative.
      Our statuts (memorandum and articles of association) provide that each director is elected for a six-year term by the ordinary general shareholders’ meeting. There is no requirement for directors to be French nationals. According to French corporate law, a physical person may simultaneously hold the office of director in no more than five sociétés anonymes whose registered offices are located on French territory, subject to certain exceptions. Each director will be required to own at least 100 of our shares, beginning on the date of our general shareholders’ meeting in 2007 to approve our 2006 financial statements.
      Directors are required to comply with applicable law and our statuts. Under French law, directors are responsible for actions taken by them that, inter alia, are contrary to the company’s interests and may be held liable for such actions both individually and jointly with the other directors.
      On January 9, 2007, CGG’s extraordinary general meeting of shareholders nominated four Veritas directors (Thierry Pilenko, former chairman and CEO of Veritas, Terence Young, David Work, and Loren Carroll) to the board of directors of CGGVeritas effective January 12, 2007, the effective time of the merger. Each new director will serve for a term of six years.
      The following table sets forth the names of our current directors, their positions, the dates of their initial appointment as directors and the expiration dates of their current term.

		Initially	Term
Name	Position	appointed	expires

Robert Brunck(1)	Chairman of the Board and Chief Executive Officer	1998	2008
Olivier Appert(2)	Director	2003	2008
Loren Carroll	Director	2007	2013
Rémi Dorval(3)	Director	2005	2010
Jean Dunand(3)	Director	1999	2007
Yves Lesage(3)	Director	1988	2009
Christian Marbach(1)	Director	1995	2007
Thierry Pilenko	Director	2007	2013
Robert Semmens(2)(3)	Director	1999	2011
Daniel Valot(2)	Director	2001	2012
David Work	Director	2007	2013
Terence Young	Director	2007	2013

Notes:

(1)	Member of Strategic Planning Committee.

(2)	Member of Appointment-Remuneration Committee.

(3)	Member of Audit Committee.
     Mr. Brunck, 57, has been our Chairman and Chief Executive Officer since May 1999. Mr. Brunck was our Vice Chairman and President from September 1998 to May 1999 and was our President and Chief Operating Officer from February 1995 to September 1998. Mr. Brunck was Vice President of Administration and Development from 1991 to 1995 and Chief Financial Officer from 1989 to 1991. He is a member of the

Supervisory Board of Sercel Holding S.A., Chairman of the Board of Directors of CGG Americas, Inc., Director of the Ecole Nationale Supérieure de Géologie, Director of the Bureau of Geological and Mining Research, Director of the Conservatoire National des Arts et Métiers, Director of the Groupement des Entreprises Parapétrolières et Paragazières, Chairman of Armines and Director of the Institut Français du Pétrole.
      Mr. Appert, 57, has been Chairman and Chief Executive Officer of the French Petroleum Institute (Institut Français du Pétrole, or IFP) since April 2003. Mr. Appert was President for long-term co-operation and energy policy analysis within the International Energy Agency until October 1999. He is also a Director of Technip and of the Institut de Physique du Globe de Paris.
      Mr. Carroll, 63, joined our Board of Directors on the effective date of the merger. Until the merger, Mr. Carroll had been a director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco L.L.C. and was also Executive Vice President of Smith International, Inc. Mr. Carroll also serves as a Director of Smith International, Inc., Fleetwood Enterprises, Inc. and Forest Oil Corporation. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International holds a 60% interest in M-I Swaco L.L.C.
      Mr. Dorval, 55, has been Vice-Chairman and Chief Executive Officer of Soletanche-Bachy Entreprise since June 1997. Mr. Dorval is Director, Vice Chairman and President of Solétanche Bachy France, Chairman of Forsol, a Director of Solétanche S.A., Solmarine, SHPIC, Sol-Expert International, Sepicos Perfosol, Solétanche Bachy GmbH, Bachy Soletanche Holdings, Rodio Inc. and Nicholson. He is also Director, Chairman and Chief Executive Officer of SolData and permanent representative of Solétanche Bachy France in the economic group SB Mat.
      Mr. Dunand, 66, was Financial and Legal Director of ISIS from 1999 to December 2001 and was Deputy General Manager Finance (Russia and CIS) of Total Exploration-Production from 1994 to 1999.
      Mr. Lesage, 69, has been CGG Honorary Chairman since May 1999. Mr. Lesage was Chairman and Chief Executive Officer of CGG from January 1995 to May 1999. He was Chairman, President and Chief Executive Officer of Sogerap from 1994 to 1995.
      Mr. Marbach, 69, Ingénieur Général des Mines, was Advisor to the General Management of Suez-Lyonnaise des Eaux from 1996 to 2000. Before that time, Mr. Marbach was Chairman and Chief Executive Officer of Coflexip and Coflexip Stena Offshore from 1991 to 1996. Mr. Marbach is a member of the Supervisory Board of Lagardère, Supervisor of Sofinnova and President of Oseo-Services, previously the Small and Medium Size Business Agency (Agence des PME), a private sector group.
      Mr. Pilenko, 49, joined our Board of Directors on the effective date of the merger. Until the merger, Mr. Pilenko had been Chairman and Chief Executive Officer and a Director of Veritas since March 2004. Prior to his appointment and since 2001, Mr. Pilenko had served as Managing Director of SchlumbergerSema, a Schlumberger Ltd. company located in Paris. From 1998 to 2001, he was President of Geoquest, another Schlumberger Ltd. company located in Houston, Texas. Mr. Pilenko was employed by Schlumberger Ltd. and its affiliated companies in various parts of the world beginning in 1984 and progressed through a variety of operating positions. Mr. Pilenko is also a Director of Hercules Offshore, Inc.
      Mr. Semmens, 49, is an independent consultant and private investor. He was co-founder and General Partner of The Beacon Group LLC from 1993 to 2001. Mr. Semmens is a Member of the Supervisory Board of Sercel Holding S.A.
      Mr. Valot, 62, has been Chairman and Chief Executive Officer of Technip since September 1999. Mr. Valot was President of Total Exploration and Production, and was a member of the Total Group Executive Committee from 1995 to 1999. Mr. Valot is Chairman of Technip Italy and a Director of Technip

Far East, IFP, SCOR and SCOR VIE and is a Permanent Representative of Technip on the Board of Directors of Technip France.
      David F. Work, 61, joined our Board of Directors on the effective date of the merger. Prior to the merger, Mr. Work had been a Director of Veritas since 2004. Mr. Work is currently an oil and gas industry consultant. From 2001 until October 2003, he served as the Chairman of Energy Virtual Partners, Inc., a privately-held company engaged in the business of managing under-resourced oil and gas properties. For more than five years prior to his retirement from BP Amoco in October 2000, he served in various management capacities with Amoco and BP Amoco, including Group Vice President of exploration and, finally, as Regional President in the United States. Mr. Work currently also serves as a director of Edge Petroleum Corporation and CrystaTech, Inc.
      Terence K. Young, 60, joined our Board of Directors on the effective date of the merger. Until the merger, Mr. Young had been a Director of Veritas since 2005. Mr. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000. From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University. From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.

Executive Officers
      Under French law and our statuts, the Chairman and Chief Executive Officer has full executive authority to manage our affairs. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. Under French law and our statuts, the Chairman and Chief Executive Officer, where those functions are exercised by the same person, has full power to act on our behalf and to represent us in dealings with third parties, subject only to (i) the corporate purpose of the company, (ii) those powers expressly reserved by law to the Board of Directors or our shareholders and (iii) limitations that the Board of Directors may resolve, such limitations not being binding on third parties. The Chairman and Chief Executive Officer determines and is responsible for the implementation of the goals, strategies and budgets for our different businesses, which are reviewed and monitored by the Board of Directors. In accordance with French corporate law, our statuts provide for the election by the Board of Directors of one person to assume the position of Chairman and Chief Executive Officer or the division of such functions between two different persons. In its session of May 15, 2002, the Board of Directors decided that Mr. Brunck would assume the position of Chairman and Chief Executive Officer until the expiry of his term as a director, unless otherwise decided by the Board. Our statuts provide that the Board of Directors may appoint up to five Presidents and Chief Operating Officers (Directeurs Généraux Délégués) upon proposal of the Chief Executive Officer, whether or not this person is also the Chairman of the Board. On September 7, 2005, our Board of Directors named Thierry Le Roux and Christophe Pettenati-Auziere to this position.

      The following table sets forth the names of our current executive officers who serve as members of our Executive Committee, their current positions with us and the first dates as of which they served as our executive officers. We employ our executive officers under standard employment services agreements that have no fixed term.
Executive Committee (Comité Exécutif)

		Executive
Name	Current position	officer since

Robert Brunck	Chairman and Chief Executive Officer	1989
Thierry Le Roux	President and Chief Operating Officer	1995
Stephane-Paul Frydman	Chief Financial Officer	2003
Gérard Chambovet	Senior Executive Vice President, QHSE, Career Development and Training, Investor Relations, Communication and Audit	1995
Christophe Pettenati-Auzière	President, Geophysical Services	1997
Luc Benoît-Cattin	President Eastern Hemisphere	2003
Timothy Wells	President Western Hemisphere	2007
Pascal Rouiller	Chief Executive Officer, Sercel Group	1997
      Mr. Le Roux, 53, was appointed President and Chief Operating Officer in January 2007. Before that time, he had been Group President and Chief Financial Officer since September 2005 and Senior Executive Vice President of our Products segment since October 1998. Mr. Le Roux was Executive Vice President of CGG’s Geophysical Equipment operations from March 1995 to October 1998. He was Business Development Manager from 1992 to 1995 and Far East Manager from 1984 to 1992. Mr. Le Roux is Chairman of Sercel S.A., Chairman of the Board of Sercel Inc., Chairman of the Board of Hebei Sercel-Jungfeng Geophysical Prospecting Equipment Co. Ltd, Chairman of the Supervisory Board of Sercel Holding, a Director of CGG Americas, Inc., Chairman of the Board of Sercel England, a Director of Sercel Singapore Private Ltd., a Director of INT. Inc., permanent representative of Sercel Holding on the Board of Tronic’s Microsystems S.A. and a Director of Cybernetix S.A.
      Mr. Frydman, 43, was appointed Chief Financial Officer in January 2007. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG Group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was an Investor Officer of Butler Capital Partners, a private equity firm, from April 2000 to November 2002, and Industrial Advisor to the French Minister of the Economy and Finances from June 1997 to March 2000.
      Mr. Chambovet, 53, was appointed Senior Executive Vice President, Technology, Planning, Control and Communication, QHSE, Career Development and Training, Investor Relations, Communication and Audit in January 2007. Until that time, he had been Senior Executive Vice President, Technology, Planning & Control and Communication since January 2005 and Senior Executive Vice President of our Services segment since October 1998. Mr. Chambovet was Executive Vice President of our Acquisition Product line from March 1995 to October 1998 and was Manager of our data processing center in Massy, France from 1987 to 1995. Mr. Chambovet is a director of Argas, Sercel S.A., Sercel Holding S.A. and CGG Ardiseis.
      Mr. Pettenati-Auzière, 54, was appointed President, Geophysical Services in September 2005 after serving as Senior Executive Vice President, Services since January 2004. Until that time, he had been Senior Executive Vice President, Strategy, Planning and Control since January 2001. Mr. Pettenati-Auzière was Senior Executive Vice President of our Offshore SBU from July 1999 to January 2001, Vice President of Business Development and Investor Relations from December 1998 to July 1999 and Vice President of Seismic Acquisition from April 1997 to December 1998. He was Executive Vice President of International

Operations for Coflexip from 1990 to 1996. Mr. Pettenati-Auziere is a Director of CGG Americas, Inc., a Director and Chairman of the Board of CGG Marine Resources Norge, a member of the Management Committee of VS Fusion, LLC, a member of the Management Committee of Geomar and Chairman of the Board of CGG Ardiseis. He is also a director of BW Offshore.
      Mr. Benoît-Cattin, 43, was appointed President of Eastern Hemisphere Geophysical Services in January 2007. Before that time, he had been Executive Vice President of our Offshore SBU division since January 2005, Deputy Vice President Geophysical Services from January 2004 to December 2004 and Vice President, Services from June 2002 to December 2003. Prior to joining CGG, Mr. Benoit-Cattin was Executive Vice President for oil and heat transfer businesses in the Pechiney Group from January 1998 to May 2002 and Advisor to the French Minister of Industry, in charge of energy and nuclear issues from June 1995 to May 1997.
      Mr. Rouiller, 53, was appointed Executive Vice President for Equipment and Chief Executive Officer of Sercel in September 2005 after having served as Chief Operating Officer of the Sercel Group since December 1999. Mr. Rouiller was Vice President of our Product segment from October 1995 to December 1999 and Vice President for the Asia-Pacific region from May 1992 to September 1995. Mr. Rouiller is President of the Management Board of Sercel Holding, Chief Executive Officer of Sercel SA and Sercel Inc., President of Sercel Canada and Chairman of the Board of Sercel Australia Pty Ltd., Sercel-JunFeng, Sercel Singapore Pte Ltd., Sercel (Beijing) Technological Services Co Ltd, Director of Vibration Technology Ltd. and Xian-Sercel Petroleum Exploration Instrument Limited Liability Company.
      Mr. Wells, 53, was appointed President of Western Hemisphere Geophysical Services in January 2007. Prior to the merger, Mr. Wells had been President and Chief Operating Officer of Veritas DGC, Inc. since 1999. He had been employed by Veritas for twenty years, having served as president of Veritas’ Asia Pacific division, regional manager of North and South American processing, manager of research and programming and in various other capacities in North and South America.
Compensation
      The aggregate compensation of our executive officers, including the Chairman and Chief Executive Officer and both Presidents, includes both a fixed element and a bonus element. The bonus due to the general management for a given fiscal year is paid during the first semester of the next fiscal year. With this bonus, the aggregate compensation may substantially vary from one year to another.
      The aggregate compensation as a group of CGG’s executive officers (including the Chairman and Chief Executive Officer and both Presidents) who were members of our former Group Management Committee paid in fiscal year 2005 was €3,026,274, including the 2005 bonus and benefits in kind but excluding directors’ fees. The amount of the bonus of the members of the former Group Management Committee (except for the Chairman and Chief Executive Officer and both Presidents, for whom additional criteria are also taken into consideration) depends upon the achievement of commercial and financial targets for items such as consolidated net income, operating income and free cash flow of our various activities and upon satisfaction of certain individual qualitative objectives.
      The aggregate compensation paid to Mr. Brunck, Chairman and Chief Executive Officer, in fiscal year 2005 was €288,100 of fixed compensation and €238,550, representing his 2004 bonus. The amount of his bonus depends upon the achievement of commercial and financial targets for items such as progression of revenues, operating income, consolidated net income and free cash flow of our various activities for the considered fiscal year. Evolution of the market price of CGG shares is also taken into consideration. Completion of certain individual qualitative objectives is also part of the bonus calculation. Mr. Brunck was paid his 2005 bonus of €333,000 in the first half of 2006. In addition, Mr. Brunck received €39,216.55 in his capacity as a director in 2005.
      The aggregate compensation of Mr. Thierry Le Roux, Group President and Chief Financial Officer, in fiscal year 2005 was €288,100 plus a bonus of €125,000 for fiscal year 2004 paid during the first half of 2005. The bonus for fiscal year 2005 of €159,000 was paid during the first half of 2006.

      The aggregate compensation of Mr. Christophe Pettenati-Auziere, President of Geophysical Services in fiscal year 2005 was €288,700 plus a bonus of €90,000 for fiscal year 2004 paid during the first half of 2005. The bonus for fiscal year 2005 of €140,700 was paid during the first half of 2006.
      The amount of the Presidents’ bonus depends upon the achievement of commercial and financial targets for items such as progression of revenues, operating income, consolidated net income and free cash flow of our various activities for the considered fiscal year. The operational performance of each segment is taken in consideration, as is the evolution of the market price of CGG shares. Completion of certain individual qualitative objectives is also part of the bonus calculation.
      In addition to the compensation discussed above, a supplemental pension and retirement plan for the members of the Group Management Committee and the Management Board of Sercel was implemented in December 2004.
      Directors as a group received aggregate compensation of €315,000 in February 2006 for services provided in their capacity as directors during fiscal year 2005. No amounts were set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to directors. Directors’ service contracts do not provide for benefits upon termination.
      The following table sets forth the amounts CGG and its subsidiaries paid to directors of CGG, in their capacity as directors, for the year ended December 31, 2005:

Amount paid to CGG
Name	directors for 2005

(in €)
Robert Brunck(1)	39,216.55
Olivier Appert	24,249.47
Patrick de la Chevardière(2)	2,534.64
Rémi Dorval	23,235.10
Jean Dunand	35,641.60
Gérard Friès(3)	31,355.82
Yves Lesage	30,879.70
John J. MacWilliams(3)	22,564.61
Christian Marbach	27,777.03
Robert F. Semmens(4)	55,183.85
Andrew Sheiner(5)	1,775.15
Daniel Valot	20,586.46

Notes:

(1)	Mr. Brunck does not receive any compensation as member of the Supervisory Board of Sercel Holding or as Chairman of the Board of Directors of CGG Americas Inc.

(2)	Resigned from the Board on March 8, 2005.

(3)	Resigned from the board on January 12, 2007.

(4)	Includes €40,183.85 paid by CGG to Mr. Semmens as a director and €15,000 paid by Sercel Holding to Mr. Semmens as a member of the Supervisory Board.

(5)	Resigned from the Board on March 7, 2005.
     As at December 31, 2006, CGG directors and executive officers held an aggregate of 30,394 ordinary shares of CGG. As at December 31, 2006, CGG directors and executive officers held options to purchase an aggregate of 297,334 ordinary shares. As at December 31, 2006, none of CGG’s directors and executive officers held, on an individual basis, shares and options representing 1% or more of our outstanding capital.

Board Practices
      In accordance with the corporate governance standards set forth in the Bouton Report, we believe that five of our directors do not have any relationship with CGG, the group or its management that could impair their freedom of judgment and thus qualify as independent. Those directors are Mr. Dorval, Mr. Dunand, Mr. Marbach, Mr. Semmens and Mr. Valot. We also believe that the position of Mr. Semmens as a member of the Supervisory Board of our subsidiary Sercel Holding S.A. does not impair his independence. Our Board of Directors reviews, on an annual basis, the qualification of directors as independent pursuant to the Bouton Report criteria.
      The corporate governance rules of the New York Stock Exchange differ from the regulations and recommendations applicable in France, especially those governing the definition of director independence and the role and operation of the Board’s committees. As a non-U.S. listed company, we are exempted from many of these corporate governance rules, which are applicable to U.S. listed companies. For example, our Board has not formally determined which of its directors meet NYSE independence standards, and non-management directors do not meet regularly. Our Appointment-Remuneration Committee does not consist exclusively of independent directors, and the Board’s internal charter does not address committee purposes and responsibilities in the manner specified by the NYSE rules applicable to nominating, compensation and audit committees. However, our Audit Committee members meet the independence test for audit committee members established by the SEC, and we believe that they also meet the definition of independence under the NYSE rules.
Strategic Planning Committee
      The Strategic Planning Committee is responsible for studying our strategic plans and our planned financial transactions. The Strategic Planning Committee meets before each Board meeting and more often if necessary. During 2006, the Strategic Planning Committee met nine times. The average meeting attendance rate of committee members was close to 88%.
      In 2006, the Strategic Planning Committee was regularly consulted by management with respect to the merger and was kept regularly informed of the merger process. The Strategic Planning Committee was also consulted regarding:

•	the proposed acquisition by Sercel of Cybernetix S.A. and Vibtech;

•	the proposed modification of the terms and conditions of the CGG 7.75% subordinated convertible bonds due 2012 before the modification was proposed to bondholders’ and shareholders’ meetings in April and May 2006, respectively; and

•	the Board performance evaluation.

Audit Committee
      The Audit Committee is chaired by Mr. Dunand. The other members are Mr. Dorval, Mr. Lesage and Mr. Semmens. The Audit Committee is responsible for assisting the Board of Directors and undertaking preparatory work for the Board, particularly by reviewing our financial statements with management and our statutory auditors.

Responsibilities
      The principal responsibilities of the Audit Committee are as follows:

•	Reviewing and discussing with management and our statutory auditors (i) the consistency and appropriateness of the accounting methods we adopt to prepare our corporate and consolidated financial statements; (ii) the consolidation perimeter and requesting, when necessary, all appropriate explanations; (iii) our draft annual, semi-annual and quarterly financial statements together with the notes to them, and especially off-balance sheet arrangements; and (iv) the quality, comprehensiveness, accuracy and veracity of the financial statements;

•	Receiving reports from our statutory auditors on their review, including any comments and suggestions they may have made in the scope of their audit; and

•	Raising any financial or accounting question that the Committee deems important.

•	Reviewing our annual report on Form 20-F and our “Document de Référence” filed with the French securities market regulator.

•	In consultation with our statutory auditors, our internal auditors and management, reviewing the structure of our internal control procedures and the way in which they operate, notably those procedures relating to the preparation and treatment of accounting and financial information used to prepare our financial statements, to assess and manage risks, to comply with the principal regulations applicable to us, and to review the comments and observations made by the statutory auditors on our internal control procedures.

•	With respect to internal audit, reviewing and discuss with management particularly:

•	its organization and operation,

•	its activities and the responsibilities proposed in the scope of the internal audit plan approved by the general management and presented to the Audit Committee.

•	Reviewing and discussing with management and, when appropriate, our statutory auditors the transactions directly or indirectly binding the Group and its executive officers.

•	With respect to external audit:

•	Reviewing and discussing with the statutory auditors their annual audit plan,

•	Meeting, if necessary, with the statutory auditors outside the presence of management,

•	Ensuring the independence of the statutory auditors by managing the procedure for selection of the auditors. The Audit Committee submits its choice to the Board of Directors, which, pursuant to law, must submit the appointment of auditors to a vote at a shareholders’ meeting,

•	Discussing the extent and results of the audit work with the statutory auditors and management and reviewing the amount of auditors’ fees regularly with management. The Audit Committee has sole authority to authorize performance of non-audit services by our auditors or members of their network.

•	Overseeing the anonymous handling of any report concerning a possible internal control problem or any problem of an accounting or financial nature.

•	Finally, the management of the company must report to the Audit Committee any suspected fraud of a significant amount so that the committee may proceed with any verification that it deems appropriate.
      Sessions of the Audit Committee are open to the members of the Executive Committee, the Deputy Chief Financial Officer, our external auditors (in order to report on their audit reviews) and the Senior Vice-President in charge of Internal Audit (in order to review important assignments).
      The Audit Committee meets before each Board meeting. In addition, the members of the Audit Committee are systematically invited to attend Strategic Committee meetings. During 2006, the Audit Committee met six times, each time with all members in attendance.

2006 Activities
      During 2006, the Audit Committee reviewed drafts of the annual consolidated financial statements for 2005 and the interim financial statements for 2006 before those were presented to the Board and provided to the Board its recommendations concerning these financial statements. The Audit Committee reviewed the annual report on Form 20-F and the “Document de Référence”, the proxy statement dated November 30, 2006 and the French “Note d’Opération” issued in connection with the merger before they were published.
      The Audit Committee examined the work to be performed by the statutory auditors in the scope of their audit on the 2006 financial statements and approved their fee estimates for this work. In compliance with the Audit Committee’s procedures providing for its prior approval of non-audit services provided by the members of our auditors’ network, the Audit Committee reviewed the services so performed in 2006 and approved them as necessary.
      The Audit Committee reviewed the activities of the internal audit team, which acts on the basis of a plan established by the Executive Committee and presented to the Audit Committee. This plan is established in light of perceived operational and financial risks and with the goal of systematically reviewing each Strategic Business Unit every three years.
      In addition, the Audit Committee reviewed regularly multi-client surveys, analyzing in particular the sales average coverage rate in order to evaluate the fair value of surveys as recorded on the balance sheet.
      The Audit Committee was also kept regularly informed on the development of the assessment of internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act.
      Finally, the Audit Committee reviewed the independence of some of our directors before the annual determination by the Board of Directors.

Appointment-Remuneration Committee
      The principal responsibilities of the Appointment-Remuneration Committee are as follows:

•	to propose to the Board of Directors:

— the implementation of stock option and performance share plans and employee shareholding plans;

— the remuneration of the executive officers (mandataires sociaux); and

— the appointment of directors, executive officers (mandataires sociaux) or members of Board committees.

•	to be kept informed of the remuneration of the members of the Executive Committee.
      In 2006, this committee met four times, with an average meeting attendance rate of 83%. The Appointment-Remuneration Committee met to decide on

•	the remuneration of the Chairman and Chief Executive Officer and the Presidents,

•	the proposal to be subject to the annual general meeting with respect to stock-options and performance shares and the final allocation of such performance shares and stock-options to employees of the Group,

•	the protection letters of the Chairman and Chief Executive Officer and the Presidents,

•	the proposal to be made to the extraordinary general meeting for the appointment of the four new directors after completion of the merger with Veritas,

•	the reorganization of the Group Management Committee to be effective after completion of the merger with Veritas, and

•	the implementation of the evaluation process of the Board of Directors and the Chief Executive Officer.
Employees
      As at December 31, 2006, CGG had approximately 4,500 permanent employees worldwide, as well as several thousand auxiliary field personnel on temporary contracts. Of the total, 2,567 were involved in the

Services segment and 1,933 in the Products segment. CGG has never experienced a material work stoppage and considers its relations with its employees to be good. CGG permanently employs more than 3,000 technicians and persons holding engineering degrees and have developed a significant in-house training program.
      CGG’s total workforce has increased from 3,669 at December 31, 2004 to 3,952 at December 31, 2005 and to 4,500 at December 31, 2006. This increase in the size of its workforce is mainly attributable to the growth of both its geophysical product and service activities, as well as its acquisition of Exploration Resources. We are preparing for the future by improving our management training program, putting increased emphasis on strengthening the technical and personal skills of our employees.
      During its financial year ended July 31, 2006, Veritas employed an average of approximately 2,800 people on a full time basis. The number of Veritas employees varied greatly due to activity changes in its land acquisition business and during its financial year ended July 31, 2006 the number of employees ranged from a low of approximately 2,400 to a high of approximately 4,300. This variation typically occurred on a seasonal basis, with higher employee counts and higher revenue occurring during the second and third fiscal quarters, coinciding with the winter seismic acquisition seasons in Alaska and Canada. However, performance of large land surveys in South America or other locations can cause a marked shift from this pattern. A total of 31 employees in Singapore are subject to collective bargaining agreements.
      In accordance with French law for employees employed under French contracts, we, and each of our French subsidiaries have an Employee Representation Committee (Comité d’Entreprise) consisting of representatives elected by our employees. The Employee Representation Committee reports regularly to employees, represents employees in relations with management, is consulted on significant matters relating to employee working conditions and is regularly informed of economic developments.
Share Ownership
      In accordance with French law, we are authorized annually by our shareholders at the extraordinary general meeting to issue ordinary shares for sale to our employees and employees of our affiliates who elect to participate in our Group Employee Savings Plan (Plan d’Epargne Entreprise Groupe) instituted in 1997 (the “Group Plan”). Our shareholders, at the extraordinary general meeting held on May 11, 2006, renewed our authorization to issue up to 1,500,000 ordinary shares in sales to employees and affiliates who participate in the Group Plan. We may offer ordinary shares pursuant to the Group Plan at a price neither higher than the average market price for the 20 business days preceding the date on which the Board of Directors set the commencement date for the offering nor lower than 80% of such average market price. As at December 31, 2006, CGG group employees held 24,550 ordinary shares, corresponding to 0.14% of our share capital, through the Group Plan.

      Pursuant to resolutions adopted by our Board of Directors on January 18, 2000, March 14, 2001, May 15, 2002, May 15, 2003 and May 11, 2006, our Board of Directors has granted options to certain of our employees, executive officers and directors to subscribe for an aggregate of 997,500 ordinary shares. This total has been adjusted pursuant to French law and the terms of the options to total 852,812 options. Options with respect to 650,797 ordinary shares remained outstanding as at December 31, 2006. The following table sets forth certain information relating to these stock options plans as at December 31, 2006:

		Options
		exercised	Options
		(ordinary	outstanding	Exercise
	Options	shares) at	at	price per
	initially	December 31,	December 31,	ordinary
Date of board of directors’ resolution	granted(1)	2006	2006(2)	share(1)	Expiration date

January 18, 2000(3)	231,000	181,194	39,625	€45.83	January 17, 2008
March 14, 2001(4)	256,000	113,911	147,297	€65.39	March 13, 2009
May 15, 2002(5)	138,100	41,896	97,214	€39.92	May 14, 2010
May 15, 2003(6)	169,900	15,717	164,711	€14.53	May 14, 2011
May 11, 2006(7)	202,500	0	201,950	€131.26	May 10, 2014

Total	997,500	187,649	650,797

Notes:

(1)	Pursuant to French law and the terms of the stock option plans, the numbers of options granted and the exercise price were adjusted following our share capital increase in December 2005.

(2)	The stock option plans provide for the cancellation of the options if the holder is no longer our employee, director or executive officer.

(3)	Options under the 2000 plan could not be exercised before January 2003.

(4)	Options under the 2001 plan vest by one-fifth each year from March 2001 and could not be exercised before March 14, 2004.

(5)	Options under the 2002 plan vest by one-fifth each year from May 2002 and could not be exercised before May 16, 2005.

(6)	Options under the 2003 plan vest by one-fourth each year from May 2003 and could not be exercised before May 16, 2006.

(7)	Options under the 2006 plan vest by one-fourth each year from May 2006 and can be exercised at any time. However resulting shares cannot be sold before May 12, 2010.
     At the extraordinary general shareholders’ meeting held on May 11, 2006, a new stock option plan was approved by shareholders whereby options to purchase up to 5% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. The Board has allocated 202,500 stock options pursuant to such shareholders’ resolution.
      At the same extraordinary general shareholders’ meeting, a performance share plan was approved by shareholders whereby performance shares up to 1% of our share capital outstanding on the date of allocation may be granted in one or several allocations by the Board of Directors to certain of our employees and executive officers during the 38-month period following the plan’s approval. The Board has allocated 53,200 performance shares pursuant to such shareholders’ resolution.

PRINCIPAL SHAREHOLDERS
Major Shareholders
      The table below sets forth certain information with respect to entities known to us or ascertained from public filings to beneficially own a significant percentage of our voting securities as at January 25, 2007 and December 31, 2006, 2005 and 2004.

	January 25,		December 31,

	2007		2006		2005		2004

		% of		% of		% of		% of
	% of	voting	% of	voting	% of	voting	% of	voting
	shares	rights	shares	rights	shares	rights	shares	rights

Identity of Person or Group
The Beacon Group	—	—	—	—	—	—	15.21	25.51
EBPF-Financière de l’Echiquier	—	—	—	—	—	—	4.58	3.84
Fidelity International Limited	4.71	4.47	10.77	9.97	10.31	9.50	—	—
Institut Français du Pétrole	5.07	9.64	7.73	14.32	8.21	15.13	12.01	12.94
Public	90.22	85.89	81.50	75.71	81.48	75.37	68.20	57.71
      Our statuts provide that each ordinary share that is fully paid and has been held in registered form by the same shareholder for a period of at least two consecutive years will entitle such shareholder to two votes at meetings of shareholders. As at January 25, 2007, IFP had held 1,360,622 fully paid ordinary shares in registered form for two consecutive years, giving IFP 9.64% of the voting power of the outstanding ordinary shares as at such date. Other than in this respect, our ordinary shares carry identical voting rights. Our statuts provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Substantially all ordinary shares held by shareholders other than IFP are presently held in bearer form.
      In connection with the merger, we issued 9,215,845 ordinary shares that were deposited with The Bank of New York Trust as ADS depository, which issued 46,054,225 ADSs to be paid as merger consideration to former holders of Veritas common stock.
      On February 1, 2007, we issued 108,723 ordinary shares that were deposited with The Bank of New York as ADS depository, which will issue 543,614 ADSs to a holder of $6.5 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on January 19, 2007.
      The terms of CGG’s $85 million convertible bonds due 2012 were amended by the CGG general meeting of bondholders held on November 2, 2005, as approved by a general meeting of CGG shareholders held on November 16, 2005 in order to provide bondholders with the opportunity to redeem their convertible bonds before maturity and receive an additional cash payment. The early conversion period was open from November 17 to November 18, 2005, inclusive. At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147,500 new shares. 2,525 convertible bonds remain outstanding with a nominal value of $15.3 million. CGG paid a total premium of $10.4 million to the bondholders who converted their bonds.
      A general meeting of bondholders, held on April 5, 2006, and a general meeting of CGG shareholders, held on May 11, 2006, approved a change to the terms and conditions of the remaining convertible bonds to grant bondholders a right to receive a cash payment upon immediate conversion of the bonds. The early conversion period was open on May 12, 2006 only. At the conclusion of the conversion period, all the remaining 2,525 convertible bonds were converted, leading CGG to issue of 274,914 new shares of CGG and pay a total premium of $2.1 million to the converting bondholders.
      On December 16, 2005, CGG completed a share capital increase by way of preferential subscription rights. CGG issued 4,099,128 new shares of our common stock bearing rights from January 1, 2005, bringing its total share capital at that date to 17,079,718 ordinary shares, par value €2 per share. CGG used the net proceeds to repay $235 million under its $375 million bridge loan facility, which facility was used to finance the acquisition of Exploration Resources.
      On March 18, 2005, CGG Investors LLC and GF Ltd. Transaction Partnership LP (“The Beacon Group”) sold all the 1,777,071 ordinary shares they owned, representing 15.21% of our total share capital, by means of a private placement in Europe.
Related Party Transactions
      We provide geophysical services and equipment to oil and gas exploration and production subsidiaries of the Total Group pursuant to contracts entered into on an arm’s-length basis. Total Chimie, which was until 2004 one of our major shareholders, is a member of the Total Group. Aggregate operating revenues to this group totaled €23.1 million in 2004 and €30.2 million in 2003.
      Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Debt to LDA was €6.0 million, €6.2 million and €1.3 million as at December 31, 2005, 2004 and 2003, respectively and €0.5 million at June 30, 2006. Total net charges paid throughout the year for the provision of ship management services were €0.8 million, €0.5 million and €7.2 million for 2005, 2004 and 2003, respectively and €2.4 million throughout the six months ended June 30, 2006. Future commitments for such services to LDA were €23.2 million, €6.8 million and €10.0 million for 2005, 2004 and 2003, respectively and €13.6 million for the six months ended June 30, 2006.
      LDA and we own Geomar, a company accounted for under the equity method. Geomar is the owner of the CGG Alizé seismic vessel. LDA has a 51% controlling stake and we have a 49% stake in Geomar. We paid €8.8 million, €9.0 million and €9.7 million to Geomar during the years 2005, 2004 and 2003, respectively, and €4.5 million during the six months ended June 30, 2006, while future charter party amounts due to Geomar were €12.0 million, €18.6 million and €28.5 million as at December 31, 2005, 2004 and 2003, respectively and €6.6 million as at June 30, 2006. Debt to Geomar was €0.9 million, €0.7 million and €1.5 million as at December 31, 2005, 2004 and 2003, respectively and €0.7 million as at June 30, 2006.
      The sales of geophysical products from Sercel to Argas, our 49% owned affiliate, were €8.1 million in 2005 (representing 0.9% of the Group revenues), €1.3 million in 2004 (representing 0.2% of the Group revenues) and €1.7 million in 2003 (representing 0.3% of the Group revenues) and €0.6 million for the six months ended June 30, 2006 (representing 0.1% of the Group revenues). These transactions were concluded on an arm’s length basis.
      Sales of geophysical products from Sercel to Xian Peic, our 40% owned affiliate, were €2.9 million in 2005 (representing 0.3% of Group revenues) and €4.8 million in 2004 (representing 0.7% of Group revenues) and €2.4 million for the six months ended June 30, 2006 (representing 0.4% of the Group revenues). These transactions were concluded on an arm’s length basis.

DESCRIPTION OF CERTAIN INDEBTEDNESS
      The following is a description of the terms of our material financing arrangements.
Bridge Loan Facility
      On November 22, 2006, CGG, as borrower, and certain of its subsidiaries, as guarantors, entered into a $1.6 billion senior secured bridge loan facility agreement with Credit Suisse International, as agent and security agent, and the lenders party thereto. On January 12, 2007, CGG borrowed $700 million under the bridge loan facility, and the proceeds were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.
      Upon such borrowing and the concurrent funding of the $1.0 billion term loan facility, the unused commitments of $900 million were terminated.
      We will use the net proceeds of this offering, together with cash on hand, to repay in full the bridge loan facility.
Senior Facilities
      On January 12, 2006, Veritas, as borrower, and CGG entered into a $1.115 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement Veritas borrowed a $1.0 billion senior secured “term loan B” and obtained a $115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to $140 million on January 26, 2007.
      The proceeds of the term loan facility were used to:

•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.
      In addition, proceeds of the term loan facility may be used to repurchase up to 3,000,000 of our common shares (or the corresponding number of our ADSs).
      Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of Veritas.
      The term loan facility amortizes in equal quarterly installments of $2.5 million, with the balance payable on January 12, 2014. Revolving loans may be made at any time prior to the final maturity of the U.S. revolving facility on January 12, 2012. Subject to certain exceptions, we are required to repay the principal outstanding under the term loan facility with a portion of our excess cash flow as well as with certain proceeds of insurance, asset sales and debt and equity issuances.
      The obligations of Veritas as borrower under the senior facilities are guaranteed by us and the Initial Guarantors of the notes (with the exception of Sercel Canada Ltd., which does not guarantee the senior facilities), and will be guaranteed by any future guarantors of the notes or future refinancing facilities. We have pledged first-priority security in the shares of Veritas and certain of our other first-tier subsidiaries, as well as material first-tier subsidiaries of Veritas. In addition, certain guarantors have provided (or will provide) first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain vessels, real property, mineral rights, deposit accounts and intellectual property. In the case of certain of our subsidiaries (most notably Veritas and certain U.S. and Canadian subsidiaries), the collateral may comprise substantially all of their respective assets.

      Our obligations under, and the guarantees issued in respect of the French revolving facility described below will rank pari passu in right of payment with the obligations of Veritas under the guarantees issued in respect of the senior facilities. The lien priority and other creditors’ rights issues in respect of the senior facilities and the bridge loan facility are set forth in an intercreditor agreement that provides, among other things, that so long as any obligations are outstanding under the senior facilities, Credit Suisse (acting as agent for the senior facilities lenders as first lien lenders) will control all remedies and other action related to the collateral.
      At the option of the borrower, borrowings under the term loan facility bear interest at the rate of adjusted LIBOR plus either 1.75% or 2.00% or the Alternate Base Rate plus either 0.75% or 1.00%, in each case depending on the corporate rating of CGGVeritas by S&P and the corporate family rating of CGGVeritas by Moody’s. At the option of the borrower, borrowings under the U.S. revolving facility bear interest at the rate of adjusted LIBOR plus a range from 1.75% to 2.25% or the Alternate Base Rate plus a range from 0.75% to 1.25%, in each case depending on the corporate rating of CGGVeritas by S&P and the corporate family rating of CGGVeritas by Moody’s. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1.0%.
      We are required to adhere to certain financial covenants (measured under the financial definitions set forth in the credit agreement governing the senior facilities), including:

•	maximum ratio of (i) total net debt to (ii) ORBDA; and

•	minimum ratio of (i) ORBDA less capital expenditures to (ii) total interest costs.
      For further information on these financial covenants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — CGGVeritas Capital Resources — ORBDA”.
      We are subject to affirmative and negative covenants that affect our ability, among other things, to borrow money, incur liens, dispose of assets and acquisitions and pay dividends or redeem shares. Events of default under the senior facilities include, among other things, payment and covenant breaches, insolvency of us or our subsidiaries, the occurrence of certain events constituting a “change of control” of and certain defaults in respect of other material financial indebtedness.

French Revolving Facility
      We intend to enter as borrower into a $200,000,000 revolving credit agreement with a syndicate of banks with Natixis as facility agent and Credit Suisse as collateral agent, in order to replace our previous $60,000,000 revolving facility made available to CGG, CGG Services and Sercel on March 12, 2004 and cancelled prior to the merger. A €40,000,000 swingline facility will operate as a sub-limit within the French revolving facility. We intend to use the proceeds of loans under the French revolving facility for general corporate purposes.
      Each cash advance under the French revolving facility will be repaid in full at the end of the relevant interest period of one month to twelve months and is available for redrawing during the availability period. All drawings under the French revolving facility must be repaid on the final maturity date expected to be in 2012.
      To secure the obligations under the French revolving facility, we and our material subsidiaries (other than Sercel Canada Ltd.) acting as guarantors intend to grant the same guarantees and security interests as were granted to secure the obligations under the senior facilities and the bridge loan facility.
      We expect that the revolving loans (other than swingline loans), will bear interest (computed on the basis of the actual number of days elapsed over 360) at a rate per annum equal to the aggregate of: (i) the applicable margin; (ii) EURIBOR in relation to loans made in euro and LIBOR in relation to loans made in dollars for the relevant interest period; and (iii) mandatory costs, if any.

      We expect that the swingline loans will bear interest (computed on the basis of the actual number of days elapsed over 360) at a rate per annum equal to the aggregate of: (i) the applicable margin; (ii) EONIA; and (ii) the mandatory cost (if any).
Debt Securities

7 1/2% Senior Notes due 2015
      On April 28, 2005, CGG issued $165 million aggregate principal amount of its 7 1/2% Senior Notes due 2015 at par in the international capital markets. CGG used the $159.8 million of net proceeds to redeem and pay accrued interest on all of the outstanding $150 million aggregate principal amount of CGG’s 10 5/8% Senior Notes due 2007 on May 31, 2005. On November 9, 2005, $164.5 million in principal amount of these notes were exchanged for identical notes registered with the SEC.
      On February 3, 2006, CGG issued an additional $165 million of its 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement to certain eligible investors. The notes were issued at a price of 103.25% of their principal amount. The net proceeds from the notes were used mainly to repay on February 10, 2006, the $140.3 million remaining under CGG’s $375 million bridge loan facility used to finance the acquisition of Exploration Resources. On August 17, 2006, $164 million in principal amount of these notes were exchanged for identical notes registered with the SEC.
      On the closing date of the merger, the Veritas Guarantors entered into a supplemental indenture and amendment and subsidiary guarantee pursuant to which they became guarantors of all of the outstanding 7 1/2% Senior Notes due 2015.

Veritas Floating Rate Convertible Senior Notes due 2024
      On March 3, 2004, Veritas issued $155 million in principal amount of convertible senior notes due 2024. Convertible notes in a principal amount of $130.5 million were converted prior to the merger, and $24.5 million remained outstanding. The convertible note trustee received a conversion notice with respect to $6.5 million in principal amount of convertible notes on January 19, 2007, and these notes will be converted into 543,614 CGGVeritas ADSs. CGGVeritas has guaranteed the convertible bonds following the merger.
      The convertible notes bear interest at a per annum rate which equals the three-month LIBOR, adjusted quarterly, minus a spread of 0.75%. The notes will mature on March 15, 2024 and may not be redeemed prior to March 20, 2009. Holders of the notes may require CGGVeritas Services Inc. (as successor to Veritas) to repurchase some, or all, of the notes on March 15, 2009, 2014 and 2019. They may also require repurchase upon a change of control, such as the merger.
      Under certain circumstances and at the option of the holder, the convertible notes are convertible prior to the maturity. Pursuant to the merger agreement, the indenture governing the convertible bonds and a supplemental indenture in connection with the merger, the holders of convertible bonds are entitled to receive, upon conversion, consideration exclusively in the form of CGGVeritas ADSs.
Other Credit Facilities

$70 million DnB Credit Facility
      On March 29, 2006, CGG signed a long term facility agreement with DnB NOR Bank ASA and certain other banks and financial institutions of up to $70,000,000 to partially finance the conversion of both the C-Orion and the Geo Challenger into 3D vessels, and to purchase new marine streamers. This facility includes pledges over the C-Orion and Geo-Challenger vessels (including their equipment), as well as over the shares of a subsidiary of Exploration Resources and its assets, and a negative pledge clause with respect to all other vessels of Exploration Resources and the shares of all other subsidiaries of Exploration Resources.

DESCRIPTION OF THE ADDITIONAL NOTES
General
      You can find the definitions of certain terms used in this description of the notes under the caption “— Certain Definitions.” In this description, the word “Company” refers only to Compagnie Générale de Géophysique-Veritas, S.A., and not to any of its subsidiaries.
      The notes offered hereby (the “Additional Notes”) will be issued as additional notes under the Indenture dated as of the Issue Date among the Company, the Guarantors and The Bank of New York Trust Company, National Association (as successor to JPMorgan Chase Bank, National Association), as trustee (the “Trustee”). On April 28, 2005, we issued $165.0 million aggregate principal amount of our 7 1/2% Senior Notes due 2015 under the Indenture, and we subsequently exchanged $164.5 million in aggregate principal amount of these notes for publicly-registered notes with identical terms (the “Initial Notes”). On February 3, 2006, we issued an additional $165.0 million aggregate principal amount of our 7 1/2% Senior Notes due 2015 under the Indenture, and we subsequently exchanged $164.0 million in aggregate principal amount of these notes for publicly-registered notes with identical terms (the “2006 Additional Notes”, and together with the Initial Notes, the “Existing Notes”). The Additional Notes and the Existing Notes will be treated as a single class of debt securities under the Indenture, including for purposes of determining whether the required percentage of holders of the Notes have given their approval or consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of all holders of the Notes. After consummation of this offering, the Additional Notes will represent 37.7% of all of the Notes issued under the Indenture. The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
      The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, will define your rights as holders of the Notes.
      Copies of the Indenture are available for inspection during normal business hours at the office of the Company referred to under the caption “— Available Information,” at the corporate trust office of the Trustee at 601 Travis Street, 18th Floor, Houston, Texas 77002, and at the specified office of each Paying Agent, including, for so long as the Notes are listed on the Luxembourg Stock Exchange, at the specified office of the Paying Agent in Luxembourg. Holders of the Notes are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Indenture.
Brief Description of the Notes
      The Notes will, upon issuance:

•	be general senior, unsecured obligations of the Company;

•	rank equally in right of payment to all existing and future senior, unsecured indebtedness of the Company, except for any liabilities preferred by law;

•	rank senior in right of payment to all existing and future subordinated indebtedness of the Company;

•	be guaranteed on a senior unsecured basis by certain Subsidiaries of the Company as described below; and

•	be effectively subordinated to all existing and future indebtedness of Subsidiaries of the Company that are not Guarantors.
      Holders of existing and future secured indebtedness of the Company and its Subsidiaries, including loans under the existing Credit Facilities, will have claims with respect to the assets constituting collateral for such secured indebtedness that are superior to the claims of the holders of the Notes. Accordingly, the Notes and the Subsidiary Guarantees will be effectively subordinated to claims of secured creditors of the Company and the Guarantors to the extent of such collateral.

      Only certain Subsidiaries of the Company will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any Subsidiary of the Company that is not a Guarantor, that Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to the Company.
      Assuming that the merger and the financing transactions, including the offering of the Notes and the use of the proceeds thereof, had occurred as at September 30, 2006, there would have been €947 million of outstanding indebtedness including accrued interest effectively senior to the Notes as of September 30, 2006, of which €926 million would have been secured and the Initial Guarantors (as defined under the caption “— Subsidiary Guarantees — Guarantors”) (excluding their Subsidiaries that are not Guarantors) would have had outstanding external total Indebtedness of €1,540 million. Indebtedness of the Initial Guarantors is included in the total Indebtedness of the Company and its Subsidiaries. In addition, as at September 30, 2006, the Company and its Subsidiaries had availability under their Credit Facilities of $20 million, which if drawn would have been secured. Each of the Initial Guarantors, other than Sercel Canada, is an obligor under the senior facilities and the French revolving facility. The Indenture will permit the Company and its Subsidiaries (including the Guarantors) to incur additional Indebtedness, including certain additional secured Indebtedness.
      As of the date of the Indenture, all of the Company’s Subsidiaries will be Restricted Subsidiaries. Under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture and will not guarantee the Notes.
      The Indenture provides the Company the flexibility of issuing additional Notes in the future in an unlimited amount; however, any issuance of such additional Notes would be subject to the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock.” The Existing Notes, the Additional Notes and any such additional Notes are collectively referred to as the “Notes” in this “Description of the Additional Notes.”
      Whenever the covenants or default provisions or definitions in the Indenture refer to an amount in U.S. dollars or euros, that amount will be deemed to refer to the U.S. Dollar Equivalent or the Euro Equivalent, respectively, of the amount of any obligation denominated in any other currency or currencies, including composite currencies.
      Any other determination of the U.S. Dollar Equivalent or the Euro Equivalent for any purpose under the Indenture will be determined as of a date of determination as described in the definitions of “U.S. Dollar Equivalent” and “Euro Equivalent” under “— Certain Definitions” and, in any case, no subsequent change in the U.S. Dollar Equivalent or the Euro Equivalent after the applicable date of determination will cause such determination to be modified.
Principal, Maturity and Interest
      The Additional Notes will be limited in aggregate principal amount to $200,000,000 and will mature on May 15, 2015. Interest on the Notes will accrue at the rate of 7 1/2% per annum and will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2007, in the case of the Additional Notes, to holders of record on the immediately preceding May 1 and November 1. Interest on the Additional Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from November 15, 2006, the last payment date in respect of the Existing Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Payment and Paying Agents
      Principal of, premium, if any, and interest on the Notes will be payable in U.S. dollars at the office or agency of the Company maintained for such purpose in the continental United States and, subject to any fiscal or other laws and regulations applicable thereto, at the specified offices of any other Paying Agent appointed by the Company for such purpose, or, at the option of the Company, payment of interest may be made by check mailed to holders of the Notes at their respective addresses set forth in the register of holders;

provided, however, that all payments with respect to Notes the holders of which have given wire transfer instructions to the Company or a Paying Agent will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. The principal of the Notes will be payable only upon surrender of any Note at the Corporate Trust Office of the Trustee or at the specified offices of any other Paying Agent.
      If the due date for payment of the principal in respect of any Note is not a business day at the place in which it is presented for payment, the holder thereof will not be entitled to payment of the amount due until the next succeeding business day at such place and will not be entitled to any further interest or other payment in respect of any such delay.
      The Indenture provides that any money deposited with the Trustee or any Paying Agent in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest have become due and payable will be paid to the Company, and will be discharged from such trust; and the holder of such Note will thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such money will thereupon cease.
      The Corporate Trust Office of the Trustee in Dallas, Texas will initially be designated as the Company’s Paying Agent for payments with respect to the Notes. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Company will maintain a Paying Agent in Luxembourg. Dexia Banque Internationale à Luxembourg, société anonyme will initially be designated as the Company’s Paying Agent in Luxembourg and as the Company’s agent where Notes may be surrendered for registration of transfer and exchange. The Company may at any time designate one or more additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in the continental United States. The Company will give notice to each holder of Notes, in the manner described under the caption “— Notices”, of any change in Paying Agents.
Subsidiary Guarantees

General
      The obligations of each Guarantor under its Subsidiary Guarantee will be general senior, unsecured obligations of such Guarantor, ranking pari passu in right of payment with all other senior indebtedness of such Guarantor and senior in right of payment to any subordinated indebtedness of such Guarantor. The Subsidiary Guarantees will be joint and several obligations of the Guarantors. Holders of existing and future secured indebtedness of the Guarantors, including loans under the existing credit facilities (including the senior facilities and the French revolving facility) will have claims with respect to the assets constituting collateral for such secured indebtedness that are superior to the claims of the holders of the Notes.
      The Indenture provides that the obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under bankruptcy, fraudulent conveyance and fraudulent transfer and similar laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent transfer or conveyance. In addition, the obligations of each Guarantor under its Subsidiary Guarantee shall be limited to the extent required by applicable law.

Guarantors
      Only certain Subsidiaries of the Company will guarantee the Notes. On the date of the issuance of the Additional Notes, the Notes will be guaranteed by CGGVeritas Services Inc., Veritas DGC Land Inc., Veritas Geophysical Corporation, Veritas Investments Inc., Viking Maritime Inc., Veritas Geophysical (Mexico) LLC, Veritas DGC Asia Pacific Ltd. and Alitheia Resources Inc. (the “Veritas Guarantors”), Sercel Inc., Sercel

Canada Ltd. and Sercel Australia Pty Ltd (the “Sercel Guarantors”) and CGG Americas, Inc., CGG Canada Services Ltd. and CGG Marine Resources Norge A/ S (the “CGG Guarantors”, and together with the Veritas Guarantors and the Sercel Guarantors, the “Initial Guarantors”). For more information about the Initial Guarantors, see “General Information” and Note 31D to the CGG consolidated annual financial statements, Note 4 to CGG’s consolidated interim financial statements for the nine months ended September 30, 2006, Note 16 to the Veritas consolidated annual financial statements and Note 11 to Veritas’ consolidated interim financial statements for the three months ended October 31, 2006, all included elsewhere in this prospectus. The Company’s other Subsidiaries will not initially guarantee the Additional Notes and, in certain circumstances described below under the caption “— Release,” the Company may elect to have the Sercel Guarantors released from their Subsidiary Guarantees. In the event of a bankruptcy, liquidation or reorganization of any Subsidiary of the Company that is not a Guarantor, that Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to the Company.
      The Veritas Guarantors (excluding their subsidiaries that have not guaranteed the Notes) generated, before consolidation entries, $384.1 million of revenues, $65.5 million of operating income and $49.5 million of net income in the year ended July 31, 2006 and held $807.9 million of total assets before consolidation entries. They generated, before consolidation entries, $112.5 million of revenues, $15.2 million of operating income and $20.4 million of net income in the three month-period ended October 31, 2006 and held $781.3 million of total assets before consolidation entries as at October 31, 2006.
      The CGG Guarantors (excluding their subsidiaries that have not guaranteed the Notes) generated, before consolidation entries, €161.0 million of revenues, €49.8 million of operating income and €30.7 million of net income in the year ended December 31, 2005 and held €394.4 million of total assets before consolidation entries. They generated, before consolidation entries, €194.2 million of revenues, €92.8 million of operating income and €54.7 million of net income in the nine-month period ended September 30, 2006 and held €402.1 million of total assets before consolidation entries as at September 30, 2006.
      The Sercel Guarantors (excluding their subsidiaries that have not guaranteed the Notes) generated, before consolidation entries, €146.5 million of revenues, €10.9 million of operating income and €6.3 million of net income in the year ended December 31, 2005 and held €205.9 million of total assets before consolidation entries. They generated, before consolidation entries, €229.3 million of revenues, €33.6 million of operating income and €22.3 million of net income in the nine-month period ended September 30, 2006 and held €208.7 million of total assets before consolidation entries. The revenue, operating income, net income and assets of the Sercel Guarantors are included in those of the Initial Guarantors. In the circumstances described under the caption “— Certain Covenants — Guarantees of Certain Indebtedness by Restricted Subsidiaries” the Indenture will require certain of the Company’s other Subsidiaries to become Guarantors. For more information about the Initial Guarantors, see “General Information”.
      In addition, a Restricted Subsidiary may become a Guarantor, at its option, by executing a supplemental indenture providing for a Subsidiary Guarantee in accordance with the provisions of the Indenture.

Release
      The Indenture provides that, in the event of (a) a transfer, conveyance, sale or other disposition of any Capital Stock of Sercel S.A. or any Sercel Guarantor or (b) the issue by Sercel S.A. or any Sercel Guarantor of any Equity Interests, in either case to any Person other than the Company or a Restricted Subsidiary of the Company, the Company may elect to have the Sercel Guarantors released and relieved of any obligations under their Subsidiary Guarantees, provided that the Net Proceeds of such issuance, transfer, conveyance, sale or other disposition are applied in accordance with the covenant described below under the caption “— Put Option of Holders — Asset Sales” and the Sercel Guarantors have no other guarantees of Indebtedness of the Company or any other Guarantors (other than Permitted Guarantees) then outstanding. If a Restricted Subsidiary has become a Guarantor at its option, it may thereafter be released and relieved of its obligations under its Subsidiary Guarantee at its option, provided that such Guarantor has no guarantee of Indebtedness of the Company or any Guarantor (other than Permitted Guarantees) then outstanding. The Indenture further provides that, for purposes of the covenant described under “— Certain Covenants — Incurrence of

Indebtedness and Issuance of Disqualified Stock”, the release of any Subsidiary Guarantee pursuant to provisions described in this paragraph shall be deemed to be an incurrence by the Restricted Subsidiary whose Subsidiary Guarantee is being released of all Indebtedness then held by such Restricted Subsidiary.
      The Indenture provides that, in the event of a transfer, conveyance, sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the Capital Stock of any Guarantor, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and the Indenture, provided that the Net Proceeds of such transfer, conveyance, sale or other disposition are applied in accordance with the covenant described below under the caption “— Put Option of Holders — Asset Sales.” A Guarantor will likewise be released and relieved of its obligations under its Subsidiary Guarantee upon the release of any guarantee of Indebtedness of the Company that required such Guarantor to guarantee the Notes pursuant to the covenant described below under the caption “— Certain Covenants — Guarantees of Certain Indebtedness by Restricted Subsidiaries” except a discharge or release by or as a result of direct payment under such guarantee, provided that the Guarantor has no other guarantee of Indebtedness of the Company or any Guarantor (other than Permitted Guarantees) then outstanding. The Indenture also provides that, if the Board of Directors designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and the Indenture, provided that such designation is conducted in accordance with the applicable provisions of the Indenture.

Merger or Consolidation
      The Indenture provides that, for so long as a Restricted Subsidiary provides a Subsidiary Guarantee pursuant to the terms of the Indenture, such Guarantor may not consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Company or another Guarantor), unless:

(a)	the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) shall execute a Subsidiary Guarantee and deliver an opinion of counsel in accordance with the terms of the Indenture;

(b)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(c)	such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have a Consolidated Net Worth (immediately after giving effect to such transaction) equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and

(d)	the Company would be permitted by virtue of the Company’s pro forma Consolidated Interest Coverage Ratio, immediately after giving effect to such transaction, to incur at least €1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”.

Optional Redemption
      At any time prior to May 15, 2010, the Company may redeem the Notes at its option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption.
      The Notes will also be redeemable at the Company’s option on or after May 15, 2010, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning May 15 of the years indicated below:

Year	Percentage

2010	103.75%
2011	102.50%
2012	101.25%
2013 and thereafter	100.00%
      Further, prior to May 15, 2008, the Company may redeem on any one or more occasions Notes representing up to 35% of the sum of the aggregate principal amount of the Existing Notes and the Additional Notes plus any other Notes originally issued under the Indenture after the Issue Date at a redemption price of 107.50% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of one or more Qualified Equity Offerings, provided that (a) Notes representing at least 65% of the sum of the aggregate principal amount of the Existing Notes and the Additional Notes plus any other Notes originally issued under the Indenture after the Issue Date remain outstanding immediately after the occurrence of each such redemption and (b) such redemption occurs within 90 days of the date of the closing of each such Qualified Equity Offering.
Selection and Notice
      If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(a)	if the Notes are listed, in compliance with the requirements of the principal securities exchange on which the Notes are listed; or

(b)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.
      No Notes of $1,000 or less shall be redeemed in part.
      Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. For so long as the Notes are listed on the Luxembourg Stock Exchange and for so long as the rules of such exchange require, notices of redemption will be published once by the Trustee, not less than five business days prior to the redemption date, in a newspaper having general circulation in Luxembourg, which is expected to be D’Wort or if such newspaper ceases to be published or timely publication in it will not be practicable, in such other newspaper as the Trustee deems necessary to give fair and reasonable notice to the holders of Notes. Notices may also be published on the internet site of the Luxembourg Stock Exchange at www.bourse.lu.
      Notices of redemption may not be conditional.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon surrender of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

Redemption for Taxation Reasons
      The Indenture provides that the Company may at any time redeem, in whole but not in part, the outstanding Notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of redemption if it or any Guarantor has become or would become obligated to pay any Additional Amounts (as defined under the caption “— Additional Amounts”) in respect of the Notes as a result of:

(a)	(1) any change in or amendment to the laws or treaties (or regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under the caption “— Additional Amounts”) or (2) any change in or amendment to any official position regarding the application or interpretation of such laws, treaties, regulations or rulings, which change or amendment is announced or is effective on or after the date of the Indenture; and

(b)	such obligation cannot be avoided by the Company or any such Guarantor taking reasonable measures available to it.
      Notwithstanding the preceding, no notice of redemption will be given earlier than 60 days prior to the earliest date on which the Company could be obligated to pay such Additional Amounts if a payment in respect of the Notes was then due. Prior to giving notice of any such redemption, the Company will deliver to the Trustee (y) an Officers’ Certificate stating that the obligation to pay Additional Amounts cannot be avoided by the Company or any such Guarantor taking reasonable measures available to it and (z) a written opinion of an independent legal counsel to the Company to the effect that the circumstances referred to above exist.
Additional Amounts
      The Indenture provides that payments made by or on behalf of the Company or any Guarantor under or with respect to the Notes or the Subsidiary Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge (“Taxes”) imposed or levied by or on behalf of any jurisdiction in which the Company or any Guarantor (including any successor entities), is then organized or resident for tax purposes or any political subdivision thereof or therein or any jurisdiction by or through which payment is made (each, a “Relevant Taxing Jurisdiction”), unless the Company or any Guarantor (or any Paying Agent) is required to withhold or deduct Taxes under the laws of the Relevant Taxing Jurisdiction or by the interpretation or administration thereof by the relevant taxing authority. If the Company or any Guarantor (or any Paying Agent) is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes or the Subsidiary Guarantees, the Company or any such Guarantor (and each Paying Agent) will pay to each holder of the Notes that are outstanding on the date of the required payment, such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by such holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to any Note:

(a)	surrendered by the holder thereof for payment of principal more than 30 days after the later of (1) the date on which such payment first became due and (2) if the full amount payable has not been received by or on behalf of the relevant holder on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the holders by the Trustee, except to the extent that the holder would have been entitled to such Additional Amounts on surrendering such Note for payment on the last day of the applicable 30-day period;

(b)	if any tax, assessment or other governmental charge is imposed or withheld by reason of the failure to comply by the holder or, if different, the beneficial owner (ayant-droit) of the Note with a request addressed to such holder or beneficial owner to provide information, documents or other evidence concerning the nationality, residence, identity or connection with the Relevant Taxing

Jurisdiction of such holder or beneficial owner which is required or imposed by a statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, assessment or governmental charge;

(c)	held by or on behalf of a holder who is liable for Taxes in respect of such Note by reason of having some connection with the Relevant Taxing Jurisdiction other than the mere purchase, holding or disposition of any Note, or the receipt of payments made by or on behalf of the Company or any Guarantor in respect thereof or any Subsidiary Guarantee, including, without limitation, such holder being or having been a citizen or resident thereof or being or having been present or engaged in a trade or business therein or having had a permanent establishment therein;

(d)	on account of any estate, inheritance, gift, sale, transfer, personal property or other similar tax, assessment or other governmental charge;

(e)	except in the case of the winding up of the Company or any Guarantor, any Note surrendered for payment in the Republic of France;

(f)	any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to European Council Directive 2003/48/ EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November, 26-27, 2000 on the taxation of savings income or any agreement between the European Community and any jurisdiction providing for equivalent measures; or

(g)	as a result of any combination of (a), (b), (c), (d), (e) or (f) or with respect to any payment made by or on behalf of the Company or any Guarantor in respect of any Note or Subsidiary Guarantee to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor or beneficial owner would not have been entitled to any Additional Amounts had such beneficiary or settlor or beneficial owner been the holder.
      The Company or any Guarantor will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish, within 60 days after the date the payment of any Taxes is due pursuant to applicable law, to the Trustee, copies of tax receipts (to the extent received from the relevant tax authorities in the usual course or as generally provided) evidencing that such payment has been made by the Company or any Guarantor. The Trustee will make such evidence available to the holders upon request.
      At least 30 days prior to each date on which any payment under or with respect to the Notes or the Subsidiary Guarantees is due and payable, if the Company or any Guarantor becomes obligated to pay Additional Amounts with respect to such payment, the Company will deliver to each Paying Agent an Officers’ Certificate stating the fact that such Additional Amounts will be payable, and the amount so payable and will set forth such other information as necessary to enable such Paying Agent to pay such Additional Amounts to the holders of the Notes on the payment date. Whenever in the Indenture or this prospectus there is mentioned, in any context, (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a purchase of the Notes, (c) interest or (d) any other amount payable on or with respect to any of the Notes or the Subsidiary Guarantees, such mention is deemed to include mention of the payment of Additional Amounts provided for in this section to the extent, that, in such context, Additional Amounts are, were or would be payable in respect thereof.
      The Company or a Guarantor, as the case may be, will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in the United States, the Republic of France or in any jurisdiction in which a Paying Agent is located from the initial issue or registration of the Notes or on the enforcement of any payments with respect to the Notes or any Subsidiary Guarantee.
      The obligations of the Company or any Guarantor described in this “— Additional Amounts” section will survive the satisfaction and discharge of the Indenture.

Mandatory Redemption
      Except as set forth below under the caption “— Put Option of Holders,” the Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.
Put Option of Holders

Change of Control
      The Indenture provides that, upon the occurrence of a Change of Control, each holder will have the right to require the Company to purchase all or any portion (equal to $1,000 or an integral multiple thereof) of the holder’s Notes, pursuant to the offer described below (the “Change of Control Offer”), at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase (the “Change of Control Payment”).
      Within 30 days following a Change of Control, the Company will give notice to each holder of Notes, in the manner described under the caption “— Notices”, and the Trustee describing the transaction that constitutes the Change of Control and offering to purchase the Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the purchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.
      On or before the Change of Control Payment Date, the Company will, to the extent lawful:

(a)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(c)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of the Notes or portions thereof being purchased by the Company.
      The Paying Agent will promptly deliver to each holder of the Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company’s capital structure or the value of the Notes, but that would not constitute a Change of Control. The occurrence of a Change of Control may result in a default under the agreement governing other senior indebtedness of the Company including the term loan facility, giving the lenders thereunder the right to require the Company to repay all outstanding obligations thereunder, possibly limiting the Company’s ability to purchase the Notes upon a Change of Control. The Company’s ability to purchase the Notes following a Change of Control may also be limited by the Company’s then existing financial resources. Should a Change of Control occur at a time when the Company lacks sufficient funds to make the Change of Control Payments or is prohibited from purchasing the Notes under instruments governing other senior indebtedness (and the

Company is unable to obtain the consent of the holders of such senior indebtedness or to prepay such senior indebtedness), an Event of Default would occur under the Indenture. See “— Events of Default and Remedies.” See “Risk Factors — Risks Related to the Notes — Although the occurrence of specific change of control events affecting us will permit you to require us to repurchase your notes, we may not be able to repurchase your notes.”
      The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
      A “Change of Control” will be deemed to have occurred upon the occurrence of any of the following:

(a)	the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole;

(b)	the adoption, by holders of Capital Stock of the Company, of a voluntary plan relating to the liquidation or dissolution of the Company;

(c)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d) (3) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding Voting Stock of the Company; or

(d)	the first day on which more than a majority of the members of the Board of Directors are not Continuing Directors;
provided, however, that a transaction in which the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (1) the shareholders of the Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding Voting Stock of such other Person immediately following the consummation of such transaction and (2) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of the Company.
      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (a) was a member of the Board of Directors on the Issue Date or (b) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least a majority of the members of the Board of Directors who were members of the Board of Directors on the Issue Date or who were so elected to the Board of Directors thereafter.
      The definition of Change of Control includes an event by which the Company sells, leases, transfers, conveys or otherwise disposes of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the properties or assets of the Company and its Subsidiaries, taken as a whole, may be uncertain.

Asset Sales
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (excluding for this purpose an Event of Loss) unless:

(a)	the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in accordance with the definition of such term set out below under the caption “— Certain Definitions”, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(b)	at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents;
provided, however, that the amount of (1) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or the Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (2) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are converted within 180 days by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) shall be deemed to be cash for purposes of this provision.
      Within 365 days after the receipt of any Net Proceeds from an Asset Sale (including, without limitation, any Event of Loss), the Company or any such Restricted Subsidiary may apply such Net Proceeds to (a) permanently repay the principal of any Indebtedness of the Company ranking in right of payment at least pari passu with the Notes or any Indebtedness of such Restricted Subsidiary (provided that if such Restricted Subsidiary is a Guarantor, then such Indebtedness shall rank in right of payment at least pari passu with its Subsidiary Guarantee), (b) make capital expenditures in respect of Strategic Assets or (c) acquire (including by way of a purchase of assets or a majority of the Voting Stock of a Person, by merger, by consolidation or otherwise) Strategic Assets, provided that if the Company or such Restricted Subsidiary enters into a binding agreement to acquire such Strategic Assets within such 365-day period, but the consummation of the transactions under such agreement has not occurred within such 365-day period and such agreement has not been terminated, then such 365-day period will be extended by 90 days to permit such consummation. If such consummation does not occur, or such agreement is terminated within such 90-day extension period, then the Company may apply, or cause such Restricted Subsidiary to apply, within 90 days after the end of such initial 90-day extension period or the effective date of such termination, whichever is earlier, such Net Proceeds as provided in clauses (a) through (c) of this paragraph. Pending the final application of any such Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce outstanding revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in clauses (a) through (c) of this paragraph will be deemed to constitute “Excess Proceeds”.
      When the aggregate amount of Excess Proceeds exceeds €10,000,000, the Company will be required to make an offer to all holders of the Notes (an “Asset Sale Offer”) to purchase the maximum principal amount of the Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture; provided, however, that, if the Company is required to apply such Excess Proceeds to purchase, or to offer to purchase, any Pari Passu Indebtedness, the Company shall only be required to offer to purchase the maximum principal amount of the Notes that may be purchased out of the amount of such Excess Proceeds multiplied by a fraction, the numerator of which is the aggregate principal amount of the Notes outstanding and the denominator of which is the aggregate principal amount of the Notes outstanding plus the aggregate principal amount of Pari Passu Indebtedness outstanding. To the extent that the aggregate principal amount of the Notes tendered pursuant to an Asset Sale Offer is less than the amount that the Company is required to purchase, the Company may use any remaining Excess Proceeds for general corporate purposes in any manner not prohibited by the Indenture. If the aggregate principal amount of the Notes surrendered by holders thereof exceeds the amount that the Company is required to purchase, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.
      The Company will not, and will not permit any Restricted Subsidiary to, enter into or suffer to exist any agreement (other than any agreement governing the Company’s or any Restricted Subsidiary’s Credit Facilities) that would place any restriction of any kind (other than pursuant to law or regulation) on the ability of the Company to make an Asset Sale Offer. The agreements governing the Company’s existing Credit Facilities contain and the agreements governing the Company’s future Credit Facilities may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company’s ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors — Risks Related to the Notes”.
      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the purchase of the Notes as a result of an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.
Certain Covenants

Restricted Payments
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any of its Restricted Subsidiaries (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company);

(b)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated in right of payment to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at Stated Maturity; or

(c)	make any Restricted Investment,
(all such payments and other actions set forth in clauses (a) through (c) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least €1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(3)	such Restricted Payment, together with (x) the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (b) through (e) and, to the extent deducted in computing

Consolidated Net Income, (f) and (g) of the next succeeding paragraph) , and (y) the aggregate amount of all dividends and other payments or distributions paid subsequent to the Issue Date on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than (i) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company, (ii) dividends or distributions payable to the Company or any of its Restricted Subsidiaries or (iii) if the Restricted Subsidiary making such dividend is not a Wholly Owned Restricted Subsidiary, dividends to its shareholders on a pro rata basis), is less than the sum (without duplication) of the following:

(A)	50% of the cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2005 to the end of the Company’s most recently ended fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B)	100% of the aggregate of (1) the net cash proceeds and (2) the fair market value of Strategic Assets transferred or conveyed to the Company (as valued at the time of transfer or conveyance to the Company, and as determined in the manner contemplated by the definition of the term “fair market value”), in each case received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issuance or sale of Disqualified Stock or debt securities of the Company that have been converted into, or exchanged or redeemed for, such Equity Interests (other than any such Equity Interests, Disqualified Stock or convertible debt securities sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into, or exchanged or redeemed for, Disqualified Stock); plus

(C)	to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(D)	if any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the lesser of (1) an amount equal to the fair market value of the Investments previously made by the Company and its Restricted Subsidiaries in such Subsidiary as of the date of redesignation and (2) the amount of such Investments.
      The preceding provisions will not prohibit any of the following:

(a)	the payment of any dividend within 60 days after the date of declaration thereof if at said date of declaration such payment would have complied with the provisions of the Indenture;

(b)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or any Equity Interests of the Company or any of its Restricted Subsidiaries in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, purchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) of the preceding paragraph;

(c)	the defeasance, redemption, purchase, retirement or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(d)	the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the Company or any of its Wholly Owned Restricted Subsidiaries;

(e)	repurchases of Equity Interests deemed to occur upon exercise of stock options, if such Equity Interests represent a portion of the exercise price of such stock options;

(f)	so long as no Default has occurred and is continuing, the repurchase or other acquisition for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company for allocation (as a free allocation or otherwise) to directors, officers and employees of the Company and its Restricted Subsidiaries not in excess of €2,500,000 in any 12-month period;

(g)	so long as no Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement or stock option agreement in effect as of the Issue Date; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed €1,000,000 in any 12-month period;

(h)	loans or advances in the ordinary course of business to Affiliates or Persons with which the Company or a Subsidiary may have contractual arrangements in any jurisdiction reasonably necessary to be made in connection with conducting the business of the Company or a Subsidiary in such jurisdiction in a form that is customary to address foreign investment regulation or practice in such jurisdiction, in an aggregate amount not to exceed €2,000,000 outstanding at any one time;

(i)	so long as no Default has occurred and is continuing, advances constituting Investments or loans to directors, officers and employees of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of €1,000,000 at any one time outstanding; and

(j)	other Restricted Payments not to exceed €15,000,000 in the aggregate.
      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in the manner contemplated by the definition of the term “fair market value”, and the results of such determination shall be evidenced by an Officers’ Certificate delivered to the Trustee. Not later than 10 business days following the date of making any Restricted Payment (other than a Restricted Payment permitted by clauses (b) through (d) of the preceding paragraph), the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed.

Incurrence of Indebtedness and Issuance of Disqualified Stock
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur” or an “incurrence”) any Indebtedness (including, without limitation, any Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Guarantor may incur Indebtedness or issue Disqualified Stock, and any Restricted Subsidiary may incur Acquired Indebtedness, in each case if the Consolidated Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 3.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness or Disqualified Stock had been issued or incurred, as the case may be, at the beginning of such four-quarter period.

      The preceding paragraph will not apply to the incurrence by the Company or any of its Restricted Subsidiaries of any of the following Indebtedness:

(a)	Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) €125,000,000, plus any fees, premiums, expenses (including costs of collection), indemnities and similar amounts payable in connection with such Indebtedness, and less any amounts derived from Asset Sales and applied to the permanent reduction of Indebtedness under Credit Facilities in accordance with the covenant described under the caption “— Put Option of Holders — Asset Sales” and (y) 10% of the Company’s Consolidated Total Assets;

(b)	Existing Indebtedness;

(c)	Hedging Obligations;

(d)	Indebtedness represented by the Existing Notes or the Subsidiary Guarantees with respect thereof (but not the Additional Notes and related guarantees);

(e)	intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries, provided that (1) if the Company or any Guarantor is the obligor on such Indebtedness, then the Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all of the Company’s obligations with respect to the Notes or such Guarantor’s obligations under its Subsidiary Guarantee, as the case may be, and (2) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, or any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Wholly Owned Restricted Subsidiary of the Company, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, as of the date of such issuance, sale or other transfer that is not permitted by this clause (e);

(f)	Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any of its Restricted Subsidiaries in the ordinary course of business, including guarantees or obligations of the Company or any of its Restricted Subsidiaries with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(g)	Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations (or any guarantee thereof or indemnity with respect thereto), in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (g), not to exceed €20,000,000 at any time outstanding;

(h)	the guarantee by the Company of Indebtedness of any of its Restricted Subsidiaries or by any Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary, in each case, that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated in right of payment to the Notes or a Subsidiary Guarantee then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(i)	intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries incurred in the ordinary course of business in connection with cash pooling or other cash management arrangements;

(j)	Permitted Refinancing Indebtedness incurred in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness incurred pursuant to the first paragraph and clauses (b), (d), (g) and (j) of the second paragraph of this covenant;

(k)	Indebtedness of Restricted Subsidiaries of the Company (other than Guarantors) in an aggregate principal amount not to exceed 5% of the Company’s Consolidated Total Assets minus the sum of all Indebtedness of Restricted Subsidiaries of the Company (other than Guarantors) then outstanding; and

(l)	any additional Indebtedness of the Company or any Guarantor in an aggregate principal amount not in excess of €25,000,000 at any one time outstanding and any guarantee thereof.
      The Indenture also provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Subsidiary Guarantees of such Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or of such Guarantor, as the case may be; provided, however, that no Indebtedness shall be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.
      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant, if an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (a) through (l) of the second paragraph, or is entitled to be incurred pursuant to the first paragraph, of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant.

Liens
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any property or asset now owned or hereafter acquired, or any income or profits therefrom, except Permitted Liens, to secure (a) any Indebtedness of the Company or such Restricted Subsidiary (if it is not also a Guarantor), unless prior to, or contemporaneously therewith, the Notes are equally and ratably secured, or (b) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, the Subsidiary Guarantee of such Guarantor is equally and ratably secured; provided, however, that if such Indebtedness is expressly subordinated to the Notes or any Subsidiary Guarantee, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or the Subsidiary Guarantee, as the case may be, with the same relative priority as such Indebtedness has with respect to the Notes or the Subsidiary Guarantee. The incurrence of secured Indebtedness by the Company and its Restricted Subsidiaries is subject to further limitations on the incurrence of Indebtedness as described under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”.

Sale-and-Leaseback Transactions
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale-and-leaseback transaction; provided, however, that the Company or any Restricted Subsidiary, as applicable, may enter into a sale-and-leaseback transaction if:

(a)	the Company or such Restricted Subsidiary could have (1) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale-and-leaseback transaction pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock” and (2) incurred a Lien to secure such Indebtedness pursuant to the covenant described under the caption “— Liens”;

(b)	the gross cash proceeds of such sale-and-leaseback transaction are at least equal to the fair market value (as determined in accordance with the definition of such term, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the property that is the subject of such sale-and-leaseback transaction; and

(c)	the transfer of assets in such sale-and-leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Put Option of Holders — Asset Sales”, if applicable.

Issuances and Sales of Capital Stock of Restricted Subsidiaries
      The Indenture provides that the Company (a) will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Restricted Subsidiary of the Company to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, and (b) will not permit any Restricted Subsidiary of the Company to issue any of its Equity Interests to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company, (except, in the case of both clauses (a) and (b) above, as required in the manner described in clause (b) under the definition of “Wholly Owned Restricted Subsidiary”, provided that the business and management of the Restricted Subsidiary is, by contract or otherwise, controlled by the Company), unless:

(a)	the Net Proceeds from such issuance, transfer, conveyance, sale or other disposition are applied in accordance with the covenant described above under the caption “— Put Option of Holders — Asset Sales”; and

(b)	immediately after giving effect to such transfer, conveyance, sale or other disposition, such Restricted Subsidiary either continues to be a Restricted Subsidiary or, if such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, any remaining Investment in such Restricted Subsidiary would have been permitted to be made under the covenant described above under the caption “— Restricted Payments” if made on the date of such transfer, conveyance, sale or other disposition.
      For purposes of this covenant, the creation or perfection of a Lien on any Capital Stock of a Restricted Subsidiary of the Company to secure any Indebtedness of the Company or any of its Restricted Subsidiaries will not be deemed to be a disposition of such Capital Stock, provided that any sale by the secured party of such Capital Stock following foreclosure of its Lien will be subject to this covenant.

Dividend and Other Payment Restrictions Affecting Subsidiaries
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to do any of the following:

(a)	(1) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or (2) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Credit Facilities or Existing Indebtedness, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such agreements and amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially less favorable to the holders of the Notes, taken as a whole, with respect to such dividend and other payment restrictions, than those contained, in the case of Credit Facilities, in agreements governing Credit Facilities or, in the case of Existing Indebtedness, in agreements governing such Existing Indebtedness, in either case as in effect on the date of the Indenture;

(2)	the Indenture, the Notes and the Subsidiary Guarantees;

(3)	any agreement for the sale or other disposition of Equity Interests in a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5)	by reason of customary provisions restricting the subletting or assignment of any lease or the transfer of copyrighted or patented materials;

(6)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired;

(7)	customary provisions in agreements for the sale of property or assets;

(8)	customary provisions in agreements that restrict the assignment of such agreements or rights thereunder;

(9)	provisions with respect to the disposition or distribution of assets or property in any joint venture agreement, assets sale agreement, stock sale agreement or other similar agreement in each case entered into in the ordinary course of business, but in each case only to the extent such encumbrance or restriction relates to the transfer of the property, or encumbers or restricts the assets, subject to such agreement;

(10)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(11)	Permitted Refinancing Indebtedness, provided that the encumbrances and restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially less favorable to the holders of the Notes, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(12)	any Liens not prohibited by the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens; or

(13)	applicable law.

Transactions with Affiliates
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(a)	such Affiliate Transaction is in writing and on terms that, when taken as a whole, are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Company or such Restricted Subsidiary; and

(b)	the Company delivers to the Trustee (1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €2,000,000, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €5,000,000, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (3) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €15,000,000, an opinion as to the fairness to the Company or the relevant Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm that is, in the judgment of the Board of Directors, qualified to render such opinion and is independent with respect to the Company;

      provided, however, that the following shall be deemed not to be Affiliate Transactions:

(A)	any employment agreement or other employee compensation plan or arrangement (including stock option plans) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

(B)	transactions between or among the Company and its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of any such transaction);

(C)	loans or advances to officers, directors and employees of the Company or any of its Restricted Subsidiaries made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed €1,000,000 outstanding at any one time;

(D)	indemnities of officers, directors and employees of the Company or any of its Restricted Subsidiaries permitted by provisions of the organizational documents of the Company or such Restricted Subsidiary or applicable law;

(E)	the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any Subsidiary;

(F)	any agreement or arrangement in effect as of the Issue Date or any amendment thereto or replacement thereof or any transaction contemplated thereby (including pursuant to any amendment or replacement agreement) so long as any such amendment or replacement agreement, taken as a whole, is no more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date; and

(G)	Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments”.

Guarantees of Certain Indebtedness by Restricted Subsidiaries
      The Indenture provides that the Company will not permit any Restricted Subsidiary, directly or indirectly, to guarantee any Indebtedness of the Company or any Guarantor (the “Other Company Indebtedness”) other than Permitted Guarantees unless such Restricted Subsidiary (if it is not already a Guarantor) contemporaneously executes a Subsidiary Guarantee, which Subsidiary Guarantee will be senior to such Restricted Subsidiary’s guarantee of such Other Company Indebtedness if such Other Company Indebtedness so guaranteed is subordinated Indebtedness.

Conduct of Business
      The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in the conduct of any business other than the business being conducted on the Issue Date and such other businesses as are reasonably necessary or desirable to facilitate the conduct and operation of, or ancillary or reasonably related to, such businesses, except to the extent as would not be material to the Company and its Restricted Subsidiaries, taken as a whole.

Anti Layering
      The Indenture provides that the Company will not and will not permit any Guarantor to incur, directly or indirectly, any Indebtedness that is subordinated in right of payment to any Indebtedness of the Company or the Guarantor, as the case may be, unless the Indebtedness so incurred is either pari passu with, or subordinated in right of payment to, the Notes or the relevant Subsidiary Guarantee, as the case may be.
      Unsecured Indebtedness will not be deemed to be subordinated in right of payment to secured Indebtedness solely because it is unsecured, and Indebtedness that is not guaranteed by a particular Person is not deemed to be subordinated in right of payment to Indebtedness that is so guaranteed solely because it is not so guaranteed.

Reports
      Whether or not the Company is required to do so by the rules and regulations of the Commission, the Company will file with the Commission (unless the Commission will not accept such a filing):

(i)	within the time periods specified in the Commission’s rules and regulations, all annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Form 20-F, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report thereon by the Company’s certified independent accountants; and

(ii)	within 60 days after the end of each of the first and third quarters of each fiscal year (and within 75 days after the end of the second quarter of each fiscal year), reports on Form 6-K, or any successor form, attaching (a) unaudited consolidated financial statements for the Company for the period then ended (and the comparable period in the prior year), in each case prepared in accordance with GAAP (as in effect on the date of such report or financial information) including either, to the extent permitted under applicable law and SEC regulations (i) a reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”) in substantially the form set out in the Form 20-F of the Company for the year ended December 31, 2004 dated on or about April 18, 2005 or (ii) a reconciliation of EBITDA to U.S. GAAP; provided that, in either case, such reconciliation shall be made to U.S. GAAP as in effect on the date of such report or financial information and (b) the information relating to the Company described in Item 5 of Form 20-F (i.e., Operating and Financial Review and Prospects).
      Within 15 days of filing, or attempting to file, such information with the Commission, the Company shall furnish such information to the holders of the Notes.
      For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the above information will also be made available in Luxembourg, free of charge, through the offices of the Paying Agent in Luxembourg.
      In addition, for so long as any Notes remain outstanding and during any period during which the Company is not subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b), the Company and the Guarantors will furnish to the holders of the Notes and prospective purchasers of the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Future Designation of Restricted and Unrestricted Subsidiaries
      The preceding covenants (including calculation of financial ratios and the determination of limitations on the incurrence of Indebtedness) may be affected by the designation by the Company of any existing or future Subsidiary of the Company as an Unrestricted Subsidiary, or by the redesignation by the Company of an Unrestricted Subsidiary as a Restricted Subsidiary.
      The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such designation, all outstanding Investments by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation, in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payments would be permitted by the terms of the Indenture at such time and if such Restricted Subsidiary otherwise meets the definition of “Unrestricted Subsidiary”. The Company may not designate any Restricted Subsidiary to be an Unrestricted Subsidiary at any time during which the Company maintains Investment Grade Status.
      The Board of Directors may also redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation complies with the requirements of the Indenture described in the definition of “Unrestricted Subsidiary”. If the aggregate amount of all Restricted Payments calculated for purposes of the first paragraph of the covenant described under the caption “— Restricted Payments” above includes an Investment in an Unrestricted Subsidiary that subsequently becomes a Restricted Subsidiary pursuant to the terms of this paragraph, then the aggregate amount of such Restricted Payments will be reduced by the lesser of (a) an amount equal to the fair market value of the Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary at the time it becomes a Restricted Subsidiary and (b) the amount of such Investments.
      Any designation or redesignation pursuant to this covenant by the Board of Directors will be evidenced by the filing with the Trustee of a Board Resolution giving effect to such action and evidencing the valuation of any Investment relating thereto (as determined in good faith by the Board of Directors) and an Officers’ Certificate certifying that such action and valuation complied with the preceding requirements.
Effectiveness of Covenants and Events of Default
      The covenants described under clauses (c) and (d) under “— Subsidiary Guarantees — Merger or Consolidation”, “— Certain Covenants — Restricted Payments”, “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries”, “— Certain Covenants — Transactions with Affiliates”, “— Certain Covenants — Conduct of Business”, “— Put Option of Holders — Asset Sales”, clauses (a)(1), (b) and (c) under “— Certain Covenants — Sale-and-Leaseback Transactions”, and “— Certain Covenants — Issuances and Sales of Capital Stock of Restricted Subsidiaries” and the Events of Default described under clauses (e) and (f)(4) under “— Events of Default and Remedies” (collectively, the “Suspended Provisions”) will no longer be in effect upon the Company attaining Investment Grade Status. If at any time the Company’s credit rating is downgraded from Investment Grade Status, then the Suspended Provisions will thereafter be reinstated as if such covenants had never been suspended and be applicable pursuant to the terms of the Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the Indenture), unless and until the Company subsequently attains Investment Grade Status (in which event the Suspended Provisions shall again no longer be in effect for such time that the Company maintains Investment Grade Status); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture with respect to the Suspended Provisions based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring after the Company attains Investment Grade Status and before any reinstatement of such Suspended Provisions as provided above, or any actions taken at any time pursuant to any contractual obligation arising prior to such reinstatement, regardless of whether such actions or events would have been permitted if the applicable Suspended Provisions remained in effect during such period. There can be no assurance that the Notes will ever achieve Investment Grade Status or that any such rating, if achieved, will be maintained.
Events of Default and Remedies
      The Indenture provides that each of the following constitutes an Event of Default:

(a)	default for 30 days in the payment when due of interest on the Notes;

(b)	default in payment when due of the principal of or premium, if any, on the Notes;

(c)	failure by the Company to comply with the provisions described under the caption “— Put Option of Holders”;

(d)	failure by the Company for 30 days after it receives written notice from the Trustee or at least 25% in principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes;

(e)	the declaration or payment of any dividend or the making of any other payment or distribution described in subclause (y) of clause (3) under the caption “— Certain Covenants — Restricted Payments”, which declaration, payment or distribution would not be permitted by the provisions described under the caption “— Certain Covenants — Restricted Payments” if it were treated as a Restricted Payment;

(f)	the Company consolidates or merges (fusion) with or into (whether or not the Company is the surviving corporation), or sells, assigns, transfers, leases, conveys, demerges (scission) or otherwise disposes of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

(1)	the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made is a corporation organized or existing under the laws of the United States (or any state thereof or the District of Columbia), the Republic of France or any other member state of the European Union (as constituted on the Issue Date);

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3)	immediately after such transaction no Default or Event of Default exists;

(4)	except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made:

(A)	will have a Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

(B)	will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least €1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(5)	the Company shall deliver to the Trustee an Officers’ Certificate and an opinion of counsel stating that such consolidation, merger or disposition and any supplemental indenture in respect thereto comply with this provision and that all conditions precedent in the Indenture relating to such transaction or transactions have been complied with;

(g)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee exists on the date of the Indenture or is created after the date of the Indenture, which default (1) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness, including any extension thereof (a “Payment Default”), or (2) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates in excess of €10,000,000 and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(h)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments (not covered by insurance) aggregating in excess of €10,000,000, which judgments are not paid, discharged or stayed for a period of 60 days;

(i)	failure by any Guarantor to perform any covenant set forth in its Subsidiary Guarantee, or the repudiation by any Guarantor of its obligations under its Subsidiary Guarantee or the unenforceability of any Subsidiary Guarantee for any reason other than as provided in the Indenture; and

(j)	certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary.
      If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. The holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except non-payment of principal, interest or premium that have become due solely because of such acceleration) have been cured or waived. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.
      In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.
      The holders of a majority in principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of or interest on the Notes.
      The Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator, member, partner or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.
Legal Defeasance and Covenant Defeasance
      The Company may, at its option and at any time, elect to have all of the obligations of itself and the Guarantors discharged with respect to the outstanding Notes and the Subsidiary Guarantees, respectively (“Legal Defeasance”), except for:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of and premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(b)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of transfer or exchange of the Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and any Guarantor’s obligations in connection with them; and

(d)	the Legal Defeasance provisions of the Indenture.
      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. If Covenant Defeasance occurs, certain other events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the caption “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay the principal of and premium and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service and the French tax authority a ruling or (B) since the date of the Indenture, there has been a change in the applicable income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal or French income tax purposes, respectively, as a result of such Legal Defeasance and will be subject to U.S. federal or French income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal or French income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal or French income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either (A) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or (B) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 550th day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6)	the Company must have delivered to the Trustee an opinion of counsel to the effect that, after the 550th day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8)	the Company must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Transfer and Exchange
      A holder of the Notes may transfer or exchange the Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company will not be required to transfer or exchange any Note selected for redemption. Also, the Company will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
      The registered holder of a Note will be treated as the owner of it for all purposes, and all references to “holders” in this “Description of the Additional Notes” are to registered holders unless otherwise indicated.
Amendment and Waiver
      Except as provided below, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a tender offer or exchange offer for the Notes).
      Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(a)	reduce the principal amount of the Notes whose holders must consent to an amendment, supplement or waiver;

(b)	reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or purchase of the Notes by the Company;

(c)	reduce the rate of or change the time for payment of interest on any Note;

(d)	waive a Default or Event of Default in the payment of principal of or premium or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(e)	make any Note payable in money other than that stated in the Notes;

(f)	make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of the Notes to receive payments of principal of or premium or interest on the Notes;

(g)	waive a redemption or repurchase payment with respect to any Note;

(h)	make any change in the ranking of the Notes relative to other Indebtedness of the Company or the Subsidiary Guarantees relative to other Indebtedness of the Guarantors, in either case in a manner adverse to the holders;

(i)	release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(j)	make any change in the provisions described under the caption “— Additional Amounts” in a manner adverse to the holders; or

(k)	make any change in the preceding amendment, supplement and waiver provisions.
      Notwithstanding the foregoing, without the consent of any holder of the Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company’s obligations to holders of the Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s properties or assets, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not materially adversely affect the legal rights under the Indenture of any such holder, to secure the Notes pursuant to the requirements of the covenant described above under the caption “— Certain Covenants — Liens”, to add any Guarantor or to release any Guarantor from its Subsidiary Guarantee, in each case as provided in the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.
      Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver, amendment or supplement of any terms or provisions of the Indenture or the Notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend or supplement in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.
Satisfaction and Discharge
      The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, including principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company and each Guarantor has paid or caused to be paid all other sums payable by it under the Indenture; and

(4)	the Company has delivered an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
The Trustee
      The Bank of New York Trust Company, National Association (formerly JPMorgan Chase Bank, National Association) serves as trustee under the Indenture.
      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest and a Default occurs it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee or resign.
      The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (that is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Governing Law
      The Indenture, the Notes and the Subsidiary Guarantees will be governed by the laws of the State of New York.
Consent to Jurisdiction
      The Indenture provides that any suit, action or proceeding with respect to the Indenture, the Notes or the Subsidiary Guarantees may be brought in any New York state or federal court located in the Borough of Manhattan in the City of New York (“New York Court”) and that the Company and the Guarantors will submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments; Indemnification for Foreign Currency Judgments
      A significant portion of the assets of the Company and its subsidiaries is outside the United States, so any judgment obtained in the United States against the Company or any Guarantor, including judgments relating to payments with respect to the Notes, may not be fully collectible within the United States.
      The Company has been informed by its French counsel that a final judgment for a sum of money in relation to the Indenture or the Notes obtained in any New York Court would be recognized and enforceable by the French courts without re-examination or re-litigation of the matters adjudicated, through an action for exequatur brought before the competent French court provided that the court is satisfied that the requirements developed by case law for the enforcement of foreign judgments in France are met, and in particular provided that:

(a)	the judgment concerned is enforceable in the State of New York;

(b)	such judgment has been rendered by a court having jurisdiction over the parties both under its own rules of jurisdiction and in accordance with French rules of international conflicts of jurisdiction and the French courts did not have exclusive jurisdiction to hear the matter;

(c)	the court that rendered such judgment has applied to the merits of the case the laws of the jurisdiction which would have been considered appropriate under French rules of international conflicts of laws;

(d)	the judgment is not contrary to French international public policy (ordre public international), both pertaining to the merits and to the procedure of the case;

(e)	the judgment is not tainted with fraud; and

(f)	the judgment does not conflict with a French judgment or a foreign judgment which has become effective in France and there is no risk of conflict with proceedings pending before the French courts at the time enforcement of the judgment is sought.
      The Indenture also provides that obligations of the Company to any holder of the Notes or the Trustee shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than United States dollars (the “Agreement Currency”), be discharged only to the extent that on the day following receipt by such holder of the Notes or the Trustee, as the case may be, of any amount in the Judgment Currency, such holder of the Notes or the Trustee may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the amount originally to be paid to such holder of the Notes or the Trustee, as the case may be, in the Agreement Currency, the Company agrees, as a separate obligation and notwithstanding such judgment, to pay to such holder of Notes or the Trustee, as the case may be, the difference, and if the amount of the Agreement Currency so purchased exceeds the amount originally to be paid to such holder of the Notes or the Trustee, as the case may be, such holder of the Notes or the Trustee, as the case may be, agrees to pay to or for the account of the Company such excess, provided that such holder of the Notes or the Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a default by the Company or any Guarantor in its obligations under the Notes, the Indenture or the Subsidiary Guarantees has occurred and is continuing, in which case such excess may be applied by such holder of the Notes or the Trustee, as the case may be, to such obligations.
Additional Information
      Anyone who receives this prospectus may obtain a copy of the Indenture without charge by contacting Compagnie Générale de Géophysique-Veritas, Tour Maine-Montparnasse, 33 avenue de Maine, BP 191, 75755 Paris CEDEX 15, France, Attention: Investor Relations Officer, Telephone (33) 1 64 47 45 00.

Book Entry, Delivery and Form
      The Additional Notes will initially be represented by a note in global form that will represent the aggregate principal amount of the Additional Notes (the “Global Note”). When issued, the Global Note will be deposited with the Trustee and registered in the name of Cede & Co., as the nominee for The Depository Trust Company (“DTC”) nominee. Except as set forth below, record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
      The Additional Notes will be issued only in registered form and in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Additional Notes will be issued on the Closing Date only against payment in immediately available funds.
      Investors may hold their interests in the Global Note directly through DTC if they are DTC participants (the “Participants”) or indirectly through organizations that are DTC participants (the “Indirect Participants”).
      Investors may also hold their interests in the Global Note directly through Euroclear Bank S.A./ N.V., as operator of the Euroclear System or Clearstream Banking (“Euroclear”), if they are participants in these systems, or indirectly through organizations that are participants in these systems.
      So long as Cede & Co., as the nominee of DTC, is the registered owner of the Global Note, Cede & Co. for all purposes (except with respect to the determination of Additional Amounts payable) will be considered the sole holder of the Global Note. Owners of beneficial interests in the Global Note will be entitled to have certificates registered in their names and to receive physical delivery of Notes only in the limited circumstances described below under the caption “— Depository Procedures — Exchange of Global Notes for Definitive Notes”.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear and Clearstream Banking is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.
      Upon deposit of the Global Note, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Note.
      Payment of principal of and premium and interest on the Global Note will be made to Cede & Co., the nominee for DTC, as registered owner of the Global Note, by wire transfer of immediately available funds on the applicable payment date. Neither the Company nor the Trustee, nor any agent of either of them, will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.
      The Company has been informed by DTC that, with respect to any payment of principal of, or premium or interest on, the Global Note, DTC’s practice is to credit accounts of Participants on the applicable payment date, with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name”. In particular, payments to owners of beneficial interests in the Notes held through Euroclear and Clearstream Banking will be made in accordance with the rules and operating procedures of Euroclear and Clearstream Banking.
      Transfers between Participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in the Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Cross-market transfers between DTC Participants, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.
      Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in the Global Note from a DTC Participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transaction’s interests in the Global Note settled during the processing day will be reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in the Global Note by or through a Euroclear or Clearstream Banking participant to a DTC Participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.
      Neither the Company nor the Trustee, nor any agent of either of them, will have responsibility for the performance of DTC, Euroclear, Clearstream Banking or their respective participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of the Notes (including, without limitation, the presentation of the Notes for exchange as described below) only at the direction of one or more Participants to whose accounts with DTC interests in the Global Note are credited, and only in respect of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Note for Notes in definitive form, which it will distribute to its Participants.
      DTC has also advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the underwriters. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

Exchange of Global Notes for Definitive Notes
      The Global Note is exchangeable for Notes in registered definitive form (“Definitive Notes”) if:

(a)	DTC notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company thereupon fails to appoint a successor depositary within 90 days after the date of such notice; or

(b)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes.
      In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Exchange of Definitive Notes for Global Notes
      If issued, Definitive Notes may not be exchanged or transferred for beneficial interests in the Global Note.

Exchange of Definitive Notes for Definitive Notes
      If issued, Definitive Notes may be exchanged or transferred by presenting or surrendering such Definitive Notes at the office of the Registrar located in Dallas, Texas or Luxembourg with a written instrument of transfer in form satisfactory to such Registrar, duly executed by the holder of the Definitive Notes or by its attorney, duly authorized in writing.

Same-Day Settlement and Payment
      The Notes represented by the Global Note will be eligible to trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such Note will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Definitive Notes would also be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in the Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Banking participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Banking) immediately following the settlement date of DTC.
      DTC has advised the Company that cash received in Euroclear or Clearstream Banking as a result of sales of interests in the Global Note by or through a Euroclear or Clearstream Banking participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day for Euroclear or Clearstream Banking following DTC’s settlement date.
Replacement, Transfer and Exchange
      If any Note at any time is mutilated, destroyed, stolen or lost, such Note may be replaced at the cost of the applicant at the office of the Trustee or the office of the Registrar in Luxembourg. The applicant for a new Note must, in the case of any mutilated Note, surrender such Note to the Trustee or the Registrar in Luxembourg, as applicable, and, in the case of any lost, destroyed or stolen Note, furnish evidence satisfactory to the Trustee or the Registrar in Luxembourg, as applicable, of such loss, destruction or theft, together with such indemnity as the Trustee or the Registrar in Luxembourg, as applicable, and the Company may require.

      Initially, the Trustee will act as Registrar in the continental United States, and Notes may be presented for registration of transfer and exchange at the office of the Trustee in Dallas, Texas. Dexia Banque Internationale à Luxembourg, société anonyme will act initially as Registrar in Luxembourg, and Notes may be presented for registration of transfer and exchange at its office at 69, route d’Esch, 2953 Luxembourg.
      A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any transfer tax or similar governmental charge required by law. The Company and the Registrar are not required to transfer or exchange any Note selected for redemption. Also, the Company and the Registrar are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
Purchase
      The Company, the Trustee and their respective Affiliates may at any time and from time to time purchase any Note or a beneficial interest in any Note in the open market or otherwise at any price.
Notices
      Any notice to Noteholders will be mailed by first class mail or delivered by overnight air courier guaranteeing next day delivery, in each case to their respective registered addresses shown on the register kept by the Registrar. In addition, for so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, any such notice (including notices of redemption) will be published in a newspaper having general circulation in Luxembourg, which is expected to be D’Wort, or if such newspaper ceases to be published or timely publication in it will not be practicable, in such other newspaper as the Trustee deems necessary to give fair and reasonable notice to the Noteholders. Notices may also be published on the internet site of the Luxembourg Stock Exchange at www.bourse.lu. Also for so long as the Notes are listed on the Luxembourg Stock Exchange, the Company will provide to the exchange a copy of all notices to Noteholders.
Listing
      Application has been made to list the Notes on the Euro MTF market of the Luxembourg Stock Exchange.
Certain Definitions
      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
      “Acquired Indebtedness” means with respect to a specified Person (a) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person or (b) Indebtedness relating to properties or assets acquired by such specified Person. Acquired Indebtedness shall be deemed to be incurred on the date the acquired Person becomes a Restricted Subsidiary or the date of the related acquisition of properties or assets from such Person.
      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of the Indenture, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of Voting Stock, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of the Indenture, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

      “Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(a)	1.0% of the principal amount of the Note; and

(b)	the excess of (1) the present value at such redemption date of (A) the redemption price of the Note at May 15, 2010 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (B) all required interest payments due on the Note during the period from such redemption date through May 15, 2010 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points over (2) the principal amount of the Note, if greater.
      “Asset Sale” means:

(a)	the sale, lease, conveyance or other disposition (a “disposition”) of any properties or assets (including, without limitation, by way of a sale-and-leaseback), excluding dispositions in the ordinary course of business (provided that the disposition of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole will be subject to the provisions of the Indenture described above under the caption “— Put Option of Holders — Change of Control” and the provisions described above in clause (f) under the caption “— Events of Default and Remedies” and not to the provisions of the Asset Sales covenant);

(b)	the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries; and

(c)	any Event of Loss,
whether, in the case of clause (a), (b) or (c), in a single transaction or a series of related transactions, provided that such transaction or series of related transactions (1) involves properties or assets having a fair market value in excess of €2,500,000 or (2) results in the payment of net proceeds (including insurance proceeds from an Event of Loss) in excess of €2,500,000. Notwithstanding the preceding provisions of this definition, the following transactions will be deemed not to be Asset Sales:

(A)	a disposition of obsolete or excess equipment or other properties or assets;

(B)	a disposition of properties or assets (including Equity Interests) by the Company to a Wholly Owned Restricted Subsidiary or by a Restricted Subsidiary to the Company or to a Wholly Owned Restricted Subsidiary;

(C)	a disposition of cash or Cash Equivalents;

(D)	a disposition of properties or assets (including Equity Interests) that constitutes a Restricted Payment that is permitted by the provisions of the Indenture described above under the caption “— Certain Covenants — Restricted Payments”;

(E)	any trade or exchange by the Company or any Restricted Subsidiary of equipment or other properties or assets for equipment or other properties or assets owned or held by another Person, provided that the fair market value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash or Cash Equivalents) is reasonably equivalent to the fair market value of the properties or assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary;

(F)	the creation or perfection of a Lien on any properties or assets (or any income or profits therefrom) of the Company or any of its Restricted Subsidiaries that is not prohibited by the covenant described under the caption “— Certain Covenants — Liens”;

(G)	a sale-and-leaseback of the Company’s office facilities in Massy, France replacing the sale-and-leaseback transaction relating to such facilities that is outstanding on the Issue Date;

(H)	the surrender or waiver of contract rights or the settlement, release or surrender of contractual, non-contractual or other claims of any kind;

(I)	the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise of collection thereof;

(J)	the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the region; and

(K)	the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property.
      “Attributable Indebtedness” in respect of a sale-and-leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale-and-leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). As used in the preceding sentence, the “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.
      “Board of Directors” means the Board of Directors (Conseil d’Administration) of the Company, or any authorized committee of the Board of Directors.
      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.
      “Capital Stock” means:

(a)	in the case of a corporation, corporate stock;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including preferred stock;

(c)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
      “Cash Equivalents” means:

(a)	securities issued or directly and fully guaranteed or insured by the government of the United States of America, the Republic of France or any other country whose sovereign debt has a rating of at least A3 from Moody’s Investors Service, Inc. and at least A- from Standard & Poor’s Ratings Services or any agency or instrumentality of any such government (provided that the full faith and credit of such government is pledged in support thereof), in each case having maturities of not more than 12 months from the date of acquisition;

(b)	certificates of deposit, Eurodollar time deposits and French negotiable debt instruments (titres de créances négociables) with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with or issued by any commercial bank organized under the laws of any country that is a member of the Organization for Economic Co-operation and Development having capital and surplus in excess of €500,000,000 and whose long-term debt securities are rated at least A3 by Moody’s Investors Service, Inc. and at least A- by Standard & Poor’s Ratings Services;

(c)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a) and (b) above entered into with any financial institution meeting the qualifications specified in clause (b) above;

(d)	commercial paper and French negotiable debt instruments (titres de créances négociables) having a rating of at least P-1 from Moody’s Investors Service, Inc. or at least A-1 from Standard & Poor’s Ratings Services and in each case maturing within 12 months after the date of acquisition;

(e)	deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (b) above, provided that all such deposits are made in the ordinary course of business, do not remain on deposit for more than 30 consecutive days and do not exceed €25,000,000 in the aggregate at any one time, with no more than €5,000,000 being deposited in commercial banks within a single country; and

(f)	money market mutual funds substantially all of the assets of which are of the type described in any of the foregoing clauses (a) to (d).
      “Closing Date” means the date of original issuance of the Additional Notes.
      “Common Stock” means the common or ordinary shares of the Company.
      “Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, to the extent deducted or excluded in calculating Consolidated Net Income for such period:

(a)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries;

(b)	Consolidated Interest Expense of such Person and its Restricted Subsidiaries;

(c)	depreciation and amortization (including amortization or impairment, if any, of goodwill and of other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries;

(d)	other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries less any non-cash items increasing Consolidated Net Income of such Person and its Restricted Subsidiaries (other than items that will result in cash receipt);

(e)	any expenses, fees, charges or other costs related to any equity offering (other than of Disqualified Stock) permitted by the indenture (whether or not successful); and

(f)	without duplication, an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, in each case, on a consolidated basis and determined in accordance with GAAP.
      “Consolidated Interest Coverage Ratio” means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period; provided, however, that the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to each of the following transactions as if each such transaction had occurred at the beginning of the applicable reference period:

(a)	any incurrence, assumption, guarantee, repayment, purchase or redemption by such Person or any of its Restricted Subsidiaries of any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Calculation Date”);

(b)	any acquisition that has been made by such Person or any of its Restricted Subsidiaries, or approved and expected to be consummated within 30 days of the Calculation Date, including, in each case, through a merger or consolidation, and including any related financing transactions, during the reference period or subsequent to such reference period and on or prior to the Calculation Date; and

(c)	any other transaction that may be given pro forma effect in accordance with Article 11 of Regulation S-X under the Securities Act as in effect from time to time;
provided further, however, that (1) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (2) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.
      “Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of the following:

(a)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of all payments made or received (if any) pursuant to Hedging Obligations in respect of interest rates but excluding amortization of debt issuance costs and non-cash charges other than non-cash interest expenses related to convertible bonds); and

(b)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period.
      “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(a)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof;

(b)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders; and

(c)	the cumulative effect of a change in accounting principles shall be excluded.
      “Consolidated Net Worth” means, with respect to any Person as of any date, the consolidated stockholders’ equity of such Person and its Restricted Subsidiaries as of such date less the amount of consolidated stockholders’ equity attributable to Disqualified Stock or treasury stock of such Person and its Restricted Subsidiaries as of such date, in each case determined in accordance with GAAP.
      “Consolidated Tangible Net Worth” means, at any date, the Consolidated Net Worth of the Company and its Restricted Subsidiaries as shown on their most recent consolidated balance sheet less, without duplication, all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, as determined in accordance with GAAP.

      “Consolidated Total Assets” means, with respect to any Person as of any date, the consolidated total assets of such Person and its Restricted Subsidiaries as of such date, as determined in accordance with GAAP.
      “Credit Facilities” means, with respect to any Person, one or more debt facilities or commercial paper facilities with banks or other institutional lenders (including with special purpose vehicles established by such banks or lenders to provide such facilities) providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or trade letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.
      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature or are redeemed or retired in full; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to purchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof may not purchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption “— Put Option of Holders — Change of Control” or “— Put Option of Holders — Asset Sales”, as the case may be.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “euro” or “€ “means the single currency of participating member states of the European Economic and Monetary Union as contemplated by the Treaty Establishing the European Union.
      “Euro Equivalent” means, with respect to any monetary amount in a currency other than euros, at or as of any time for the determination thereof, the amount of euros obtained by converting such foreign currency involved in such computation into euros at the spot rate for the purchase of euros with the applicable foreign currency as quoted by Reuters (or, if Reuters ceases to provide such spot quotations, by any other reputable service as is providing such spot quotations, as selected by the Company) at approximately 11:00 a.m. (New York City time) on the date not more than two business days prior to such determination.
      “Event of Loss” means, with respect to any property or asset of the Company or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss or (b) the confiscation, condemnation or requisition of title to such property or asset by any government or instrumentality or agency thereof.
      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
      “Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facilities) in existence on the date of the Indenture, until such amounts are repaid, but shall not include any Indebtedness that is repaid with the proceeds of the Additional Notes.
      The term “fair market value” means, with respect to any asset or Investment, the fair market value of such asset or Investment at the time of the event requiring such determination, as determined in good faith by the Company, or, with respect to any asset or Investment in excess of €15,000,000 (other than cash or Cash

Equivalents), as determined by a reputable investment banking, accounting or appraisal firm that is, in the judgment of the Board of Directors, qualified to perform the task for which such firm has been engaged and independent with respect to the Company.
      “Foreign Restricted Subsidiary” means each of CGG Asia Pacific and CGG Pan India Ltd.
      “GAAP” means International Financial Reporting Standards, accounting principles adopted by the International Accounting Standards Board and its predecessor, as in effect from time to time.
      “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.
      “Guarantor” means each of:

(a)	Sercel Inc., Sercel Canada Ltd., Sercel Australia Pty Ltd, CGG Americas, Inc., CGG Canada Services Ltd., CGG Marine Resources Norge A/ S, CGGVeritas Services Inc., Veritas DGC Land Inc., Veritas Geophysical Corporation, Veritas Investments Inc., Viking Maritime Inc., Veritas Geophysical (Mexico) LLC, Veritas DGC Asia Pacific Ltd. and Alitheia Resources Inc.; and

(b)	any other Subsidiary of the Company that executes a supplemental indenture providing for a Subsidiary Guarantee in accordance with the provisions of Indenture, and their respective successors and assigns, in each case, until the Subsidiary Guarantee of such Person has been released in accordance with the provisions of the Indenture.
      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(a)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(b)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

(c)	any foreign currency futures contract, option or similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates or commodity prices, in each case to the extent such obligations are incurred in the ordinary course of business of such Person and not for speculative purposes.
      “Indebtedness” means, with respect to any Person, any indebtedness of such Person, without duplication, whether or not contingent, in respect of borrowed money including, without limitation, any guarantee thereof, or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers’ acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade account payable, or representing any Hedging Obligations, if and to the extent any of the preceding indebtedness (other than letters of credit, guarantees and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (b) the principal amount thereof, in the case of any other Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder).
      “Investment Grade Status” shall occur when the Notes receive a rating of “BBB-” or higher from S&P (or its equivalent under any successor rating categories of S&P) and a rating of “Baa3” or higher from Moody’s (or its equivalent under any successor rating categories of Moody’s) or, if either such entity ceases to rate the Notes for reasons outside the normal control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization”, as that term is used in Rule 15c3-1 under the Exchange Act, selected by the Company as a replacement agency.

      “Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to directors, officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that the following shall not constitute Investments: (1) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business, (2) Hedging Obligations and (3) endorsements of negotiable instruments and documents in the ordinary course of business. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”.
      “Issue Date” means April 28, 2005, the first date on which Notes were issued under the Indenture. The Indenture is dated as of the Issue Date.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement) or any assignment (or agreement to assign) any right to income or profits from any assets by way of security.
      “Merger” includes a fusion, an amalgamation, a compulsory share exchange, a conversion of a corporation into another business entity and any other transaction having effects substantially similar to a merger under the General Corporation Law of the State of Delaware.
      “Net Income” means, with respect to any Person, the net income (or loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(a)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (1) any Asset Sale (including, without limitation, dispositions pursuant to sale-and-leaseback transactions) or (2) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(b)	any extraordinary or non-recurring gain (but not loss), together with any related provision for taxes on such extraordinary or non-recurring gain (but not loss).
      “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (without duplication) the following:

(a)	the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, title insurance premiums, appraiser fees, other out-of-pocket expenses and costs incurred in connection with preparing such asset for sale) and any relocation expenses incurred as a result thereof;

(b)	taxes paid or estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements that will result in a reduction in consolidated tax liability);

(c)	amounts required to be applied to the repayment of Indebtedness (other than under a revolving credit facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale; and

(d)	any reserve (including any reserve against any liabilities associated with such Asset Sale and retained by the Company or the relevant Restricted Subsidiary) established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such asset or assets, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.
      “Non-Recourse Debt” means Indebtedness:

(a)	as to which neither the Company nor any of its Restricted Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or is otherwise directly or indirectly liable (as a guarantor or otherwise) or (2) constitutes the lender;

(b)	no default with respect to which (including any rights the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) the holders of Indebtedness of the Company or any of its Restricted Subsidiaries (other than the Notes) to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(c)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.
      “Offering” means the offering of the Additional Notes by the Company pursuant to this prospectus.
      “Pari Passu Indebtedness” means, with respect to any Net Proceeds from Asset Sales, Indebtedness of the Company and its Restricted Subsidiaries the terms of which require the Company or such Restricted Subsidiary to apply such Net Proceeds to offer to purchase such Indebtedness.
      “Permitted Guarantees” means any guarantee:

(a)	guaranteeing or securing the Notes or any Guarantee;

(b)	in favor of the Company or a Guarantor;

(c)	guaranteeing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(d)	in existence on the date of the Indenture to the extent guaranteeing Existing Indebtedness and Permitted Refinancing Indebtedness in respect thereof incurred in compliance with clause (j) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”.
      “Permitted Investments” means:

(a)	any Investment in the Company (including, without limitation, any acquisition of the Notes) or in a Wholly Owned Restricted Subsidiary of the Company, other than any Investment described in clause (a) of the definition of “Restricted Payments”;

(b)	any Investment in Cash Equivalents;

(c)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (1) such Person becomes a Restricted Subsidiary of the Company or (2) such Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its properties or assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(d)	any Investment made as a result of the receipt of non-cash consideration from (1) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Put Option of Holders — Asset Sales” or (2) a disposition of assets that does not constitute an Asset Sale;

(e)	Investments in stock, obligations or securities received in settlement of any claim or debts owing to the Company or any Restricted Subsidiary as a result of bankruptcy or insolvency proceedings or received in satisfaction of any judgment or in settlement of any claim in circumstances where the Company does not expect it would receive cash payment in a timely manner, or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Restricted Subsidiary, in each case as to any claim or debts owing to the Company or any Restricted Subsidiary that arose in the ordinary course of business of the Company or any such Restricted Subsidiary, provided that any stocks, obligations or securities received in settlement of any claim or debts that arose in the ordinary course of business (and received other than as a result of bankruptcy or insolvency proceedings or received in satisfaction of any judgment or in settlement of any claim in circumstances where the Company does not expect it would receive cash payment in a timely manner, or upon foreclosure, perfection or enforcement of any Lien) that are, within 180 days of receipt, converted into cash or Cash Equivalents shall be treated as having been cash or Cash Equivalents at the time received;

(f)	Investments in Argas Ltd. consisting of guarantees of its obligations incurred in the ordinary course of its business, provided that such Investments, when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, do not exceed €50,000,000;

(g)	Investments in Argas Ltd. (other than those described in clause (f) above) and any other Affiliate organized in a foreign jurisdiction that is required by the applicable laws and regulations of such foreign jurisdiction or its governmental agencies, authorities or state-owned businesses to be majority owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction or another foreign jurisdiction in order for such Affiliate to transact business in such foreign jurisdiction, provided that such Investments, when taken together with all other Investments made pursuant to this clause (g) that are at the time outstanding, do not exceed 20% of Consolidated Tangible Net Worth;

(h)	Investments in any Person in exchange for, or out of the net cash proceeds of, an issue or sale by the Company of Equity Interests (other than Disqualified Stock); and

(i)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (i) that are at the time outstanding, do not exceed €25,000,000.
      “Permitted Liens” means:

(a)	Liens securing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, and Liens securing any other Indebtedness under Credit Facilities incurred pursuant to the first paragraph of such covenant;

(b)	Liens in favor of the Company and its Restricted Subsidiaries;

(c)	Liens on any property or asset of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such

Liens were in existence prior to such merger or consolidation, were not created in contemplation of it and do not extend to any property or asset of the Company or any of its Restricted Subsidiaries other than those of the Person merged into or consolidated with the Company or any of its Restricted Subsidiaries;

(d)	Liens on any property or asset existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to such acquisition, were not created in contemplation of it and do not extend to any other property or asset of the Company or any of its Restricted Subsidiaries;

(e)	Liens securing the performance of statutory obligations, surety or appeal bonds, bid or performance bonds, insurance obligations or other obligations of a like nature incurred in the ordinary course of business;

(f) Liens securing Hedging Obligations;

(g)	Liens existing on the date of the Indenture;

(h)	Liens securing Indebtedness (including Capital Lease Obligations) permitted by clause (g) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, provided that such Liens extend only to the property, plant or equipment financed by such Indebtedness;

(i)	any interest or title of a lessor under an operating lease;

(j)	Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business;

(k)	Liens on real or personal property or assets of the Company or a Restricted Subsidiary thereof to secure Indebtedness incurred for the purpose of (1) financing all or any part of the purchase price of such property or assets incurred prior to, at the time of, or within 90 days after, the acquisition of such property or assets or (2) financing all or any part of the cost of construction or improvement of any such property or assets, provided that the amount of any such financing shall not exceed the amount expended in the acquisition of, or the construction of, such property or assets and such Liens shall not extend to any other property or assets of the Company or a Restricted Subsidiary (other than any associated accounts, contracts and insurance proceeds);

(l)	judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

(m)	Liens securing Indebtedness of the Company or any Restricted Subsidiary of the Company that does not exceed €10,000,000 at any one time outstanding;

(n)	Liens securing Acquired Indebtedness incurred pursuant to the first paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, provided that such Liens (1) secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, such incurrence, and (2) do not extend to any property or asset of the Company or any of its Restricted Subsidiaries other than the property or asset that secured the Acquired Indebtedness prior to the time that it became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company; and

(o)	Liens securing Permitted Refinancing Indebtedness with respect to any Indebtedness secured by Liens referred to in clauses (c), (d), (g), (h), (k) and (n) above and in this clause (o).
      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that:

(a)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premium, if any, and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of expenses incurred in connection therewith);

(b)	such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(c)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable, taken as a whole, to the holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(d)	if the Company is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, then such Permitted Refinancing Indebtedness is solely Indebtedness of the Company, provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that if such Permitted Refinancing Indebtedness is subordinated to the Notes, such guarantee shall be subordinated to such Restricted Subsidiary’s Subsidiary Guarantee to at least the same extent.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
      “Qualified Equity Offering” means:

(a)	any issuance and sale of Equity Interests (other than Disqualified Stock) of the Company pursuant to an underwritten offering registered under the Securities Act; or

(b)	any other issuance and sale of Equity Interests (other than Disqualified Stock) of the Company so long as, at the time of consummation of such sale, the Company has a class of common equity securities (including American depositary shares) registered pursuant to Section 12(b) or Section 12(g) under the Exchange Act.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.
      “Securities Act” means the U.S. Securities Act of 1933, as amended.
      “Sercel Inc.” means Sercel Inc., a Texas corporation with its head office in Tulsa, Oklahoma, and a Restricted Subsidiary of the Company as of the Issue Date.
      “Sercel S.A.” means:

(a)	Sercel S.A., a French limited liability corporation with its head office in Carquefou, France, and a Restricted Subsidiary of the Company as of the Issue Date; and/or

(b)	any company (including Sercel Holding S.A.) that holds all of the outstanding Capital Stock of either or both of Sercel S.A. and Sercel Inc. (other than directors’ qualifying shares and Capital Stock held by other statutorily required minority shareholders).

      “Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.
      “Stated Maturity” means, with respect to any mandatory sinking fund or other installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or purchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Strategic Assets” means assets or rights (other than assets that would be classified as current assets in accordance with GAAP) of the kind used or usable by the Company or its Restricted Subsidiaries in the business of providing services or software products to the oil and gas industry or manufacturing equipment for use by the oil and gas industry (or any business that is reasonably complementary or related thereto as determined in good faith by the Board of Directors).
      “Subsidiary” means, with respect to any Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof);

(b)	any partnership (1) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (2) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof); and

(c)	any other Person whose results for financial reporting purposes are consolidated with those of such Person in accordance with GAAP.
      “Subsidiary Guarantee” means the guarantee by each Guarantor of the Company’s obligations under the Indenture and the Notes (including any Additional Notes), executed pursuant to the provisions of the Indenture.
      “Treasury Rate” means, as of any redemption date in respect of the Notes, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2010; provided, however, that if the period from the redemption date to May 15, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.
      “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution and any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate a Subsidiary as an Unrestricted Subsidiary only to the extent that such Subsidiary at the time of such designation:

(a)	has no Indebtedness other than Non-Recourse Debt;

(b)	is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless such agreement, contract, arrangement or understanding does not violate the terms of the Indenture described under the caption “— Certain Covenants — Transactions with Affiliates”; and

(c)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (1) to subscribe for additional Equity Interests or (2) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

      Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described under the caption “— Certain Covenants — Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, the Company shall be in default of such covenant). The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(1)	such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”; calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(2)	no Default or Event of Default would be in existence following such designation.
      “U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at or as of any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as quoted by Reuters (or, if Reuters ceases to provide such spot quotations, by any other reputable service as is providing such spot quotations, as selected by the Company) at approximately 11:00 a.m. (New York City time) on the date not more than two business days prior to such determination.
      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees of such Person.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (1) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (2) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.
      “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person to the extent that:

(a)	all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and Capital Stock held by other statutorily required minority shareholders) shall at the time be owned directly or indirectly by such Person; or

(b)	such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction or its governmental agencies, authorities or state-owned businesses to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction or another foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that such Person, by contract or otherwise, controls the business and management of such Restricted Subsidiary.
      Further, in relation to the Company, the term “Wholly Owned Restricted Subsidiary” includes any Foreign Restricted Subsidiary so long as the direct or indirect ownership interest of the Company in its Capital Stock is no less than at the Issue Date.

DESCRIPTION OF THE NEW NOTES
General
      You can find the definitions of certain terms used in this description of the new notes under the caption “— Certain Definitions”. In this description, the word “Company” refers only to Compagnie Générale de Géophysique-Veritas, S.A., and not to any of its subsidiaries.
      The Notes will be issued pursuant to the Indenture dated as of the Issue Date among the Company, the Guarantors and The Bank of New York Trust Company, National Association, as trustee (the “Trustee”). The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
      The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, will define your rights as holders of the Notes.
      Copies of the Indenture are available for inspection during normal business hours at the office of the Company referred to under the caption “— Available Information”, at the corporate trust office of the Trustee at 601 Travis Street, 18th Floor, Houston, Texas 77002, and at the specified office of each Paying Agent, including, for so long as the Notes are listed on the Luxembourg Stock Exchange, at the specified office of the Paying Agent in Luxembourg. Holders of the Notes are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Indenture.
Brief Description of the Notes
      The Notes will, upon issuance:

•	be general senior, unsecured obligations of the Company;

•	rank equally in right of payment to all existing and future senior, unsecured indebtedness of the Company, except for any liabilities preferred by law;

•	rank senior in right of payment to all existing and future subordinated indebtedness of the Company;

•	be guaranteed on a senior, unsecured basis by certain Subsidiaries of the Company as described below; and

•	be effectively subordinated to all existing and future indebtedness of Subsidiaries of the Company that are not Guarantors.
      Holders of existing and future secured indebtedness of the Company and its Subsidiaries, including loans under the existing Credit Facilities, will have claims with respect to the assets constituting collateral for such secured indebtedness that are superior to the claims of the holders of the Notes. Accordingly, the Notes and the Subsidiary Guarantees will be effectively subordinated to claims of secured creditors of the Company and the Guarantors to the extent of such collateral.
      Only certain Subsidiaries of the Company will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any Subsidiary of the Company that is not a Guarantor, that Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to the Company.
      Assuming that the merger and the financing transactions, including the offering of the notes and the use of the proceeds thereof had occurred as at September 30, 2006, there would have been €947 million of outstanding indebtedness including accrued interest effectively senior to the Notes as at September 30, 2006, of which €926 million would have been secured and the Initial Guarantors (as defined under the caption “— Subsidiary Guarantees — Guarantors”) (excluding their Subsidiaries that are not Guarantors) would have had outstanding external total indebtedness of €1,540 million. Indebtedness of the Initial Guarantors is included in the total Indebtedness of the Company and its Subsidiaries. In addition, as at September 30, 2006, the Company and its Subsidiaries had availability under their Credit Facilities of $20 million, which if drawn would have been secured. Each of the Initial Guarantors, other than Sercel Canada, is an obligor under the senior facilities and the French revolving facility. The Indenture will permit the Company and its Subsidiaries (including the Guarantors) to incur additional Indebtedness, including certain additional secured Indebtedness.
      As of the date of the Indenture, all of the Company’s Subsidiaries will be Restricted Subsidiaries. Under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture and will not guarantee the Notes.
      Notes will be issued in this offering in an aggregate principal amount of $400,000,000 (the “New Notes”). The Indenture provides the Company the flexibility of issuing additional Notes in the future in an unlimited amount; however, any issuance of such additional Notes would be subject to the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”. The New Notes and any such additional Notes are collectively referred to as the “Notes” in this “Description of the New Notes”.
      Whenever the covenants or default provisions or definitions in the Indenture refer to an amount in U.S. dollars or euros, that amount will be deemed to refer to the U.S. Dollar Equivalent or the Euro Equivalent, respectively, of the amount of any obligation denominated in any other currency or currencies, including composite currencies.
      Any other determination of the U.S. Dollar Equivalent or the Euro Equivalent for any purpose under the Indenture will be determined as of a date of determination as described in the definitions of “U.S. Dollar Equivalent” and “Euro Equivalent” under “— Certain Definitions” and, in any case, no subsequent change in the U.S. Dollar Equivalent or the Euro Equivalent after the applicable date of determination will cause such determination to be modified.
Principal, Maturity and Interest
      The New Notes will be limited in aggregate principal amount to $400,000,000 and will mature on May 15, 2017. Interest on the Notes will accrue at the rate of 7 3/4% per annum and will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2007, in the case of the New Notes, to holders of record on the immediately preceding May 1 and November 1. Interest on the New Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Payment and Paying Agents
      Principal of, premium, if any, and interest on the Notes will be payable in U.S. dollars at the office or agency of the Company maintained for such purpose in the continental United States and, subject to any fiscal or other laws and regulations applicable thereto, at the specified offices of any other Paying Agent appointed by the Company for such purpose, or, at the option of the Company, payment of interest may be made by check mailed to holders of the Notes at their respective addresses set forth in the register of holders; provided, however, that all payments with respect to Notes the holders of which have given wire transfer instructions to the Company or a Paying Agent will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. The principal of the Notes will be payable only upon surrender of any Note at the Corporate Trust Office of the Trustee or at the specified offices of any other Paying Agent.
      If the due date for payment of the principal in respect of any Note is not a business day at the place in which it is presented for payment, the holder thereof will not be entitled to payment of the amount due until the next succeeding business day at such place and will not be entitled to any further interest or other payment in respect of any such delay.

      The Indenture provides that any money deposited with the Trustee or any Paying Agent in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest have become due and payable will be paid to the Company, and will be discharged from such trust; and the holder of such Note will thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such money will thereupon cease.
      The Corporate Trust Office of the Trustee in Dallas, Texas will initially be designated as the Company’s Paying Agent for payments with respect to the Notes. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Company will maintain a Paying Agent in Luxembourg. Dexia Banque Internationale à Luxembourg, société anonyme will initially be designated as the Company’s Paying Agent in Luxembourg and as the Company’s agent where Notes may be surrendered for registration of transfer and exchange. The Company may at any time designate one or more additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in the continental United States. The Company will give notice to each holder of Notes, in the manner described under the caption “— Notices”, of any change in Paying Agents.
Subsidiary Guarantees

General
      The obligations of each Guarantor under its Subsidiary Guarantee will be general senior, unsecured obligations of such Guarantor, ranking pari passu in right of payment with all other senior indebtedness of such Guarantor and senior in right of payment to any subordinated indebtedness of such Guarantor. The Subsidiary Guarantees will be joint and several obligations of the Guarantors. Holders of existing and future secured indebtedness of the Guarantors, including loans under the existing Credit Facilities (including the senior facilities and the French revolving facility) will have claims with respect to the assets constituting collateral for such secured indebtedness that are superior to the claims of the holders of the Notes.
      The Indenture provides that the obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under bankruptcy, fraudulent conveyance and fraudulent transfer and similar laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent transfer or conveyance. In addition, the obligations of each Guarantor under its Subsidiary Guarantee shall be limited to the extent required by applicable law.

Guarantors
      Only certain Subsidiaries of the Company will guarantee the Notes. On the Issue Date, the Notes will be guaranteed by CGGVeritas Services Inc., Veritas DGC Land Inc., Veritas Geophysical Corporation, Veritas Investments Inc., Viking Maritime Inc., Veritas Geophysical (Mexico) LLC, Veritas DGC Asia Pacific Ltd. and Alitheia Resources Inc. (the “Veritas Guarantors”), Sercel Inc., Sercel Canada Ltd. and Sercel Australia Pty Ltd (the “Sercel Guarantors”) and CGG Americas, Inc., CGG Canada Services Ltd. and CGG Marine Resources Norge A/ S (the “CGG Guarantors”, and together with the Veritas Guarantors and the Sercel Guarantors, the “Initial Guarantors”). For more information about the Initial Guarantors, see “General Information” and note 31D to the CGG consolidated annual financial statements, Note 4 to CGG’s consolidated interim financial statements for the nine months ended September 30, 2006, Note 16 to the Veritas consolidated financial statements and Note 11 to Veritas’ consolidated interim financial statements for the three months ended October 31, 2006, all included elsewhere in this prospectus. The Company’s other Subsidiaries will not initially guarantee the Notes and, in certain circumstances described below under the caption “— Release,” the Company may elect to have the Sercel Guarantors released from their Subsidiary Guarantees. In the event of a bankruptcy, liquidation or reorganization of any Subsidiary of the Company that is not a Guarantor, that Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to the Company.
      The Veritas Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, $384.1 million of revenues, $65.5 million of operating income and $49.5 million of net income in the year ended July 31, 2006 and held $807.9 million of total assets before consolidation entries. They generated, before consolidation entries, $112.5 million of revenues, $15.2 million of operating income and $20.4 million of net income in the three month-period ended October 31, 2006 and held $781.3 million of total assets before consolidation entries as at October 31, 2006.
      The CGG Guarantors (excluding their subsidiaries that have not guaranteed the Notes) generated, before consolidation entries, €161.0 million of revenues, €49.8 million of operating income and €30.7 million of net income in the year ended December 31, 2005 and held €394.4 million of total assets before consolidation entries. They generated, before consolidation entries, €194.2 million of revenues, €92.8 million of operating income and €54.7 million of net income in the nine-month period ended September 30, 2006 and held €402.1 million of total assets before consolidation entries as at September 30, 2006.
      The Sercel Guarantors (excluding their subsidiaries that have not guaranteed the Notes) generated, before consolidation entries, €146.5 million of revenues, €10.9 million of operating income and €6.3 million of net income in the year ended December 31, 2005 and held €205.9 million of total assets before consolidation entries as at December 31, 2005. They generated, before consolidation entries, €229.3 million of revenues, €33.6 million of operating income and €22.3 million of net income in the nine-month period ended September 30, 2006 and held €208.7 million of total assets before consolidation entries as at September 30, 2006. The revenue, operating income, net income and assets of the Sercel Guarantors are included in those of the Initial Guarantors. In the circumstances described under the caption “Certain Covenants — Guarantees of Certain Indebtedness by Restricted Subsidiaries” the Indenture will require certain of the Company’s other Subsidiaries to become Guarantors. For more information about the Initial Guarantors, see “General Information”.
      In addition, a Restricted Subsidiary may become a Guarantor, at its option, by executing a supplemental indenture providing for a Subsidiary Guarantee in accordance with the provisions of the Indenture.

Release
      The Indenture provides that, in the event of (a) a transfer, conveyance, sale or other disposition of any Capital Stock of Sercel S.A. or any Sercel Guarantor or (b) the issue by Sercel S.A. or any Sercel Guarantor of any Equity Interests, in either case to any Person other than the Company or a Restricted Subsidiary of the Company, the Company may elect to have the Sercel Guarantors released and relieved of any obligations under their Subsidiary Guarantees, provided that the Net Proceeds of such issuance, transfer, conveyance, sale or other disposition are applied in accordance with the covenant described below under the caption “— Put Option of Holders — Asset Sales” and the Sercel Guarantors have no other guarantees of Indebtedness of the Company or any other Guarantors (other than Permitted Guarantees) then outstanding. If a Restricted Subsidiary has become a Guarantor at its option, it may thereafter be released and relieved of its obligations under its Subsidiary Guarantee at its option, provided that such Guarantor has no guarantee of Indebtedness of the Company or any Guarantor (other than Permitted Guarantees) then outstanding. The Indenture further provides that, for purposes of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, the release of any Subsidiary Guarantee pursuant to provisions described in this paragraph shall be deemed to be an incurrence by the Restricted Subsidiary whose Subsidiary Guarantee is being released of all Indebtedness then held by such Restricted Subsidiary.
      The Indenture provides that, in the event of a transfer, conveyance, sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the Capital Stock of any Guarantor, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and the Indenture, provided that the Net Proceeds of such transfer, conveyance, sale or other disposition are applied in accordance with the covenant described below under the caption “— Put Option of Holders — Asset Sales.” A Guarantor will likewise be released and relieved of its obligations under its

Subsidiary Guarantee upon the release of any guarantee of Indebtedness of the Company that required such Guarantor to guarantee the Notes pursuant to the covenant described below under the caption “— Certain Covenants — Guarantees of Certain Indebtedness by Restricted Subsidiaries” except a discharge or release by or as a result of direct payment under such guarantee, provided that the Guarantor has no other guarantee of Indebtedness of the Company or any Guarantor (other than Permitted Guarantees) then outstanding. The Indenture also provides that, if the Board of Directors designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and the Indenture, provided that such designation is conducted in accordance with the applicable provisions of the Indenture.

Merger or Consolidation
      The Indenture provides that, for so long as a Restricted Subsidiary provides a Subsidiary Guarantee pursuant to the terms of the Indenture, such Guarantor may not consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Company or another Guarantor), unless:

(a)	the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) shall execute a Subsidiary Guarantee and deliver an opinion of counsel in accordance with the terms of the Indenture;

(b)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(c)	such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have a Consolidated Net Worth (immediately after giving effect to such transaction) equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and

(d)	the Company would be permitted by virtue of the Company’s pro forma Consolidated Interest Coverage Ratio, immediately after giving effect to such transaction, to incur at least €1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”.

Optional Redemption
      At any time prior to May 15, 2012, the Company may redeem the Notes at its option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption.
      The Notes will also be redeemable at the Company’s option on or after May 15, 2012, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning May 15 of the years indicated below:

Year	Percentage

2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%
      Further, prior to May 15, 2010, the Company may redeem on any one or more occasions Notes representing up to 35% of the sum of the aggregate principal amount of the New Notes plus any other Notes originally issued under the Indenture after the Issue Date at a redemption price of 107.750% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of one or more Qualified Equity Offerings, provided that (a) Notes representing at least 65% of the sum of the aggregate principal amount of the New Notes plus any other Notes originally issued under the Indenture after the Issue Date remain outstanding immediately after the occurrence of each such redemption and (b) such redemption occurs within 90 days of the date of the closing of each such Qualified Equity Offering.
Selection and Notice
      If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(a)	if the Notes are listed, in compliance with the requirements of the principal securities exchange on which the Notes are listed; or

(b)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.
      No Notes of $1,000 or less shall be redeemed in part.
      Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. For so long as the Notes are listed on the Luxembourg Stock Exchange and for so long as the rules of such exchange require, notices of redemption will be published once by the Trustee, not less than five business days prior to the redemption date, in a newspaper having general circulation in Luxembourg, which is expected to be D’Wort or if such newspaper ceases to be published or timely publication in it will not be practicable, in such other newspaper as the Trustee deems necessary to give fair and reasonable notice to the holders of Notes. Notices may also be published on the internet site of the Luxembourg Stock Exchange at www.bourse.lu.
      Notices of redemption may not be conditional.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon surrender of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.
Redemption for Taxation Reasons
      The Indenture provides that the Company may at any time redeem, in whole but not in part, the outstanding Notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of redemption if it or any Guarantor has become or would become obligated to pay any Additional Amounts (as defined under the caption “— Additional Amounts”) in respect of the Notes as a result of:

(a)	(1) any change in or amendment to the laws or treaties (or regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under the caption “— Additional Amounts”) or (2) any change in or amendment to any official position regarding the application or interpretation of such laws, treaties, regulations or rulings, which change or amendment is announced or is effective on or after the date of the Indenture; and

(b)	such obligation cannot be avoided by the Company or any such Guarantor taking reasonable measures available to it.
      Notwithstanding the preceding, no notice of redemption will be given earlier than 60 days prior to the earliest date on which the Company could be obligated to pay such Additional Amounts if a payment in respect of the Notes was then due. Prior to giving notice of any such redemption, the Company will deliver to the Trustee (y) an Officers’ Certificate stating that the obligation to pay Additional Amounts cannot be avoided by the Company or any such Guarantor taking reasonable measures available to it and (z) a written opinion of an independent legal counsel to the Company to the effect that the circumstances referred to above exist.

Additional Amounts
      The Indenture provides that payments made by or on behalf of the Company or any Guarantor under or with respect to the Notes or the Subsidiary Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge (“Taxes”) imposed or levied by or on behalf of any jurisdiction in which the Company or any Guarantor (including any successor entities), is then organized or resident for tax purposes or any political subdivision thereof or therein or any jurisdiction by or through which payment is made (each, a “Relevant Taxing Jurisdiction”), unless the Company or any Guarantor (or any Paying Agent) is required to withhold or deduct Taxes under the laws of the Relevant Taxing Jurisdiction or by the interpretation or administration thereof by the relevant taxing authority. If the Company or any Guarantor (or any Paying Agent) is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes or the Subsidiary Guarantees, the Company or any such Guarantor (and each Paying Agent) will pay to each holder of the Notes that are outstanding on the date of the required payment, such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by such holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to any Note:

(a)	surrendered by the holder thereof for payment of principal more than 30 days after the later of (1) the date on which such payment first became due and (2) if the full amount payable has not been received by or on behalf of the relevant holder on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the holders by the Trustee, except to the extent that the holder would have been entitled to such Additional Amounts on surrendering such Note for payment on the last day of the applicable 30-day period;

(b)	if any tax, assessment or other governmental charge is imposed or withheld by reason of the failure to comply by the holder or, if different, the beneficial owner (ayant-droit) of the Note with a request addressed to such holder or beneficial owner to provide information, documents or other evidence concerning the nationality, residence, identity or connection with the Relevant Taxing Jurisdiction of such holder or beneficial owner which is required or imposed by a statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, assessment or governmental charge;

(c)	held by or on behalf of a holder who is liable for Taxes in respect of such Note by reason of having some connection with the Relevant Taxing Jurisdiction other than the mere purchase, holding or disposition of any Note, or the receipt of payments made by or on behalf of the Company or any Guarantor in respect thereof or any Subsidiary Guarantee, including, without limitation, such holder being or having been a citizen or resident thereof or being or having been present or engaged in a trade or business therein or having had a permanent establishment therein;

(d)	on account of any estate, inheritance, gift, sale, transfer, personal property or other similar tax, assessment or other governmental charge;

(e)	except in the case of the winding up of the Company or any Guarantor, any Note surrendered for payment in the Republic of France;

(f)	any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to European Council Directive 2003/48/ EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any agreement between the European Community and any jurisdiction providing for equivalent measures;

(g)	as a result of any combination of (a), (b), (c), (d), (e) or (f) or with respect to any payment made by or on behalf of the Company or any Guarantor in respect of any Note or Subsidiary Guarantee to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor or beneficial owner would not have been entitled to any Additional Amounts had such beneficiary or settlor or beneficial owner been the holder; or

(h)	if any withholding or deduction imposed or levied on a payment to a Luxembourg resident individual is required to be made pursuant to the Luxembourg law of 23 December 2005.

      The Company or any Guarantor will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish, within 60 days after the date the payment of any Taxes is due pursuant to applicable law, to the Trustee, copies of tax receipts (to the extent received from the relevant tax authorities in the usual course or as generally provided) evidencing that such payment has been made by the Company or any Guarantor. The Trustee will make such evidence available to the holders upon request.
      At least 30 days prior to each date on which any payment under or with respect to the Notes or the Subsidiary Guarantees is due and payable, if the Company or any Guarantor becomes obligated to pay Additional Amounts with respect to such payment, the Company will deliver to each Paying Agent an Officers’ Certificate stating the fact that such Additional Amounts will be payable, and the amount so payable and will set forth such other information as necessary to enable such Paying Agent to pay such Additional Amounts to the holders of the Notes on the payment date. Whenever in the Indenture or this prospectus there is mentioned, in any context, (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a purchase of the Notes, (c) interest or (d) any other amount payable on or with respect to any of the Notes or the Subsidiary Guarantees, such mention is deemed to include mention of the payment of Additional Amounts provided for in this section to the extent, that, in such context, Additional Amounts are, were or would be payable in respect thereof.
      The Company or a Guarantor, as the case may be, will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in the United States, the Republic of France or in any jurisdiction in which a Paying Agent is located from the initial issue or registration of the Notes or on the enforcement of any payments with respect to the Notes or any Subsidiary Guarantee.
      The obligations of the Company or any Guarantor described in this “— Additional Amounts” section will survive the satisfaction and discharge of the Indenture.
Mandatory Redemption
      Except as set forth below under the caption “— Put Option of Holders”, the Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.
Put Option of Holders

Change of Control
      The Indenture provides that, upon the occurrence of a Change of Control, each holder will have the right to require the Company to purchase all or any portion (equal to $1,000 or an integral multiple thereof) of the holder’s Notes, pursuant to the offer described below (the “Change of Control Offer”), at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase (the “Change of Control Payment”).
      Within 30 days following a Change of Control, the Company will give notice to each holder of Notes, in the manner described under the caption “— Notices”, and the Trustee describing the transaction that constitutes the Change of Control and offering to purchase the Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the purchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.
      On or before the Change of Control Payment Date, the Company will, to the extent lawful:

(a)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(c)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of the Notes or portions thereof being purchased by the Company.
      The Paying Agent will promptly deliver to each holder of the Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company’s capital structure or the value of the Notes, but that would not constitute a Change of Control. The occurrence of a Change of Control may result in a default under the agreement governing other senior indebtedness of the Company including the term loan facility, giving the lenders thereunder the right to require the Company to repay all outstanding obligations thereunder, possibly limiting the Company’s ability to purchase the Notes upon a Change of Control. The Company’s ability to purchase the Notes following a Change of Control may also be limited by the Company’s then existing financial resources. Should a Change of Control occur at a time when the Company lacks sufficient funds to make the Change of Control Payments or is prohibited from purchasing the Notes under instruments governing other senior indebtedness (and the Company is unable to obtain the consent of the holders of such senior indebtedness or to prepay such senior indebtedness), an Event of Default would occur under the Indenture. See “— Events of Default and Remedies”. See “Risk Factors — Risks Related to the Notes — Although the occurrence of specific change of control events affecting us will permit you to require us to repurchase your notes, we may not be able to repurchase your notes”.
      The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
      A “Change of Control” will be deemed to have occurred upon the occurrence of any of the following:

(a)	the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole;

(b)	the adoption, by holders of Capital Stock of the Company, of a voluntary plan relating to the liquidation or dissolution of the Company;

(c)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d) (3) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding Voting Stock of the Company; or

(d)	the first day on which more than a majority of the members of the Board of Directors are not Continuing Directors;
provided, however, that a transaction in which the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (1) the shareholders of the Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding Voting Stock of such other Person immediately following the consummation of such transaction and (2) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of the Company.
      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (a) was a member of the Board of Directors on the Issue Date or (b) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least a majority of the members of the Board of Directors who were members of the Board of Directors on the Issue Date or who were so elected to the Board of Directors thereafter.
      The definition of Change of Control includes an event by which the Company sells, leases, transfers, conveys or otherwise disposes of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the properties or assets of the Company and its Subsidiaries, taken as a whole, may be uncertain.

Asset Sales
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (excluding for this purpose an Event of Loss) unless:

(a)	the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in accordance with the definition of such term set out below under the caption “— Certain Definitions”, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(b)	at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents;
provided, however, that the amount of (1) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or the Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (2) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are converted within 180 days by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) shall be deemed to be cash for purposes of this provision.

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale (including, without limitation, any Event of Loss), the Company or any such Restricted Subsidiary may apply such Net Proceeds to (a) permanently repay the principal of any Indebtedness of the Company ranking in right of payment at least pari passu with the Notes or any Indebtedness of such Restricted Subsidiary (provided that if such Restricted Subsidiary is a Guarantor, then such Indebtedness shall rank in right of payment at least pari passu with its Subsidiary Guarantee), (b) make capital expenditures in respect of Strategic Assets or (c) acquire (including by way of a purchase of assets or a majority of the Voting Stock of a Person, by merger, by consolidation or otherwise) Strategic Assets, provided that if the Company or such Restricted Subsidiary enters into a binding agreement to acquire such Strategic Assets within such 365-day period, but the consummation of the transactions under such agreement has not occurred within such 365-day period and such agreement has not been terminated, then such 365-day period will be extended by 90 days to permit such consummation. If such consummation does not occur, or such agreement is terminated within such 90-day extension period, then the Company may apply, or cause such Restricted Subsidiary to apply, within 90 days after the end of such initial 90-day extension period or the effective date of such termination, whichever is earlier, such Net Proceeds as provided in clauses (a) through (c) of this paragraph. Pending the final application of any such Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce outstanding revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in clauses (a) through (c) of this paragraph will be deemed to constitute “Excess Proceeds.”
      When the aggregate amount of Excess Proceeds exceeds €10,000,000, the Company will be required to make an offer to all holders of the Notes (an “Asset Sale Offer”) to purchase the maximum principal amount of the Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture; provided, however, that, if the Company is required to apply such Excess Proceeds to purchase, or to offer to purchase, any Pari Passu Indebtedness, the Company shall only be required to offer to purchase the maximum principal amount of the Notes that may be purchased out of the amount of such Excess Proceeds multiplied by a fraction, the numerator of which is the aggregate principal amount of the Notes outstanding and the denominator of which is the aggregate principal amount of the Notes outstanding plus the aggregate principal amount of Pari Passu Indebtedness outstanding. To the extent that the aggregate principal amount of the Notes tendered pursuant to an Asset Sale Offer is less than the amount that the Company is required to purchase, the Company may use any remaining Excess Proceeds for general corporate purposes in any manner not prohibited by the Indenture. If the aggregate principal amount of the Notes surrendered by holders thereof exceeds the amount that the Company is required to purchase, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.
      The Company will not, and will not permit any Restricted Subsidiary to, enter into or suffer to exist any agreement (other than any agreement governing the Company’s or any Restricted Subsidiary’s Credit Facilities) that would place any restriction of any kind (other than pursuant to law or regulation) on the ability of the Company to make an Asset Sale Offer. The agreements governing the Company’s existing Credit Facilities contain and the agreements governing the Company’s future Credit Facilities may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company’s ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors — Risks Related to the Notes”.
      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the purchase of the Notes as a result of an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.
Certain Covenants

Restricted Payments
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any of its Restricted Subsidiaries (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company);

(b)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated in right of payment to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at Stated Maturity; or

(c)	make any Restricted Investment,
(all such payments and other actions set forth in clauses (a) through (c) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least €1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(3)	such Restricted Payment, together with (x) the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Reference Date (excluding Restricted Payments permitted by clauses (b) through (e) and, to the extent deducted in computing Consolidated Net Income, (f) and (g) of the next succeeding paragraph), and (y) the aggregate amount of all dividends and other payments or distributions paid subsequent to the Reference Date on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than (i) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company, (ii) dividends or distributions payable to the Company or any of its Restricted Subsidiaries or (iii) if the Restricted Subsidiary making such dividend is not a Wholly Owned Restricted Subsidiary, dividends to its shareholders on a pro rata basis), is less than the sum (without duplication) of the following:

(A)	50% of the cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2005 to the end of the Company’s most recently ended fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B)	100% of the aggregate of (1) the net cash proceeds and (2) the fair market value of Strategic Assets transferred or conveyed to the Company (as valued at the time of transfer or conveyance to the Company, and as determined in the manner contemplated by the definition of the term “fair market value”), in each case received by the Company since the Reference

Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issuance or sale of Disqualified Stock or debt securities of the Company that have been converted into, or exchanged or redeemed for, such Equity Interests (other than any such Equity Interests, Disqualified Stock or convertible debt securities sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into, or exchanged or redeemed for, Disqualified Stock); plus

(C)	to the extent that any Restricted Investment that was made after the Reference Date is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(D)	if any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the lesser of (1) an amount equal to the fair market value of the Investments previously made by the Company and its Restricted Subsidiaries in such Subsidiary as of the date of redesignation and (2) the amount of such Investments.

      The preceding provisions will not prohibit any of the following:

(a)	the payment of any dividend within 60 days after the date of declaration thereof if at said date of declaration such payment would have complied with the provisions of the Indenture;

(b)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or any Equity Interests of the Company or any of its Restricted Subsidiaries in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, purchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) of the preceding paragraph;

(c)	the defeasance, redemption, purchase, retirement or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(d)	the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the Company or any of its Wholly Owned Restricted Subsidiaries;

(e)	repurchases of Equity Interests deemed to occur upon exercise of stock options, if such Equity Interests represent a portion of the exercise price of such stock options;

(f)	so long as no Default has occurred and is continuing, the repurchase or other acquisition for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company for allocation (as a free allocation or otherwise) to directors, officers and employees of the Company and its Restricted Subsidiaries not in excess of €2,500,000 in any 12-month period;

(g)	so long as no Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement or stock option agreement in effect as of the Issue Date; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed €1,000,000 in any 12-month period;

(h)	loans or advances in the ordinary course of business to Affiliates or Persons with which the Company or a Subsidiary may have contractual arrangements in any jurisdiction reasonably necessary to be made in connection with conducting the business of the Company or a Subsidiary in such jurisdiction in a form that is customary to address foreign investment regulation or practice in such jurisdiction, in an aggregate amount not to exceed €2,000,000 outstanding at any one time;

(i)	so long as no Default has occurred and is continuing, advances constituting Investments or loans to directors, officers and employees of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of €1,000,000 at any one time outstanding; and

(j)	other Restricted Payments not to exceed €15,000,000 in the aggregate.
      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in the manner contemplated by the definition of the term “fair market value”, and the results of such determination shall be evidenced by an Officers’ Certificate delivered to the Trustee. Not later than 10 business days following the date of making any Restricted Payment (other than a Restricted Payment permitted by clauses (b) through (d) of the preceding paragraph), the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed.

Incurrence of Indebtedness and Issuance of Disqualified Stock
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur” or an “incurrence”) any Indebtedness (including, without limitation, any Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Guarantor may incur Indebtedness or issue Disqualified Stock, and any Restricted Subsidiary may incur Acquired Indebtedness, in each case if the Consolidated Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 3.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness or Disqualified Stock had been issued or incurred, as the case may be, at the beginning of such four-quarter period.
      The preceding paragraph will not apply to the incurrence by the Company or any of its Restricted Subsidiaries of any of the following Indebtedness:

(a)	Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) €125,000,000, plus any fees, premiums, expenses (including costs of collection), indemnities and similar amounts payable in connection with such Indebtedness, and less any amounts derived from Asset Sales and applied to the permanent reduction of Indebtedness under Credit Facilities in accordance with the covenant described under the caption “— Put Option of Holders — Asset Sales” and (y) 10% of the Company’s Consolidated Total Assets;

(b)	Existing Indebtedness;

(c)	Hedging Obligations;

(d)	Indebtedness represented by the New Notes or the Subsidiary Guarantees;

(e)	intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries, provided that (1) if the Company or any Guarantor is the obligor on such Indebtedness, then the Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all of the Company’s obligations with respect to the Notes or such Guarantor’s obligations under its Subsidiary Guarantee, as the case may be, and (2) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company,

or any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Wholly Owned Restricted Subsidiary of the Company, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, as of the date of such issuance, sale or other transfer that is not permitted by this clause (e);

(f)	Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any of its Restricted Subsidiaries in the ordinary course of business, including guarantees or obligations of the Company or any of its Restricted Subsidiaries with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(g)	Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations (or any guarantee thereof or indemnity with respect thereto), in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (g), not to exceed €20,000,000 at any time outstanding;

(h)	the guarantee by the Company of Indebtedness of any of its Restricted Subsidiaries or by any Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary, in each case, that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated in right of payment to the Notes or a Subsidiary Guarantee then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(i)	intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries incurred in the ordinary course of business in connection with cash pooling or other cash management arrangements;

(j)	Permitted Refinancing Indebtedness incurred in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness incurred pursuant to the first paragraph and clauses (b), (d), (g) and (j) of the second paragraph of this covenant;

(k)	Indebtedness of Restricted Subsidiaries of the Company (other than Guarantors) in an aggregate principal amount not to exceed 5% of the Company’s Consolidated Total Assets minus the sum of all Indebtedness of Restricted Subsidiaries of the Company (other than Guarantors) then outstanding; and

(l)	any additional Indebtedness of the Company or any Guarantor in an aggregate principal amount not in excess of €25,000,000 at any one time outstanding and any guarantee thereof.

      The Indenture also provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Subsidiary Guarantees of such Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or of such Guarantor, as the case may be; provided, however, that no Indebtedness shall be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.
      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant, if an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (a) through (l) of the second paragraph, or is entitled to be incurred pursuant to the first paragraph, of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant.

Liens
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any property or asset now owned or hereafter acquired, or any income or profits therefrom, except Permitted Liens, to secure (a) any Indebtedness of the Company or such Restricted Subsidiary (if it is not also a Guarantor), unless prior to, or contemporaneously therewith, the Notes are equally and ratably secured, or (b) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, the Subsidiary Guarantee of such Guarantor is equally and ratably secured; provided, however, that if such Indebtedness is expressly subordinated to the Notes or any Subsidiary Guarantee, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or the Subsidiary Guarantee, as the case may be, with the same relative priority as such Indebtedness has with respect to the Notes or the Subsidiary Guarantee. The incurrence of secured Indebtedness by the Company and its Restricted Subsidiaries is subject to further limitations on the incurrence of Indebtedness as described under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”.

Sale-and-Leaseback Transactions
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale-and-leaseback transaction; provided, however, that the Company or any Restricted Subsidiary, as applicable, may enter into a sale-and-leaseback transaction if:

(a)	the Company or such Restricted Subsidiary could have (1) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale-and-leaseback transaction pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock” and (2) incurred a Lien to secure such Indebtedness pursuant to the covenant described under the caption “— Liens”;

(b)	the gross cash proceeds of such sale-and-leaseback transaction are at least equal to the fair market value (as determined in accordance with the definition of such term, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the property that is the subject of such sale-and- leaseback transaction; and

(c)	the transfer of assets in such sale-and-leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Put Option of Holders — Asset Sales”, if applicable.

Issuances and Sales of Capital Stock of Restricted Subsidiaries
      The Indenture provides that the Company (a) will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Restricted Subsidiary of the Company to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, and (b) will not permit any Restricted Subsidiary of the Company to issue any of its Equity Interests to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company, (except, in the case of both clauses (a) and (b) above, as required in the manner described in clause (b) under the definition of “Wholly Owned Restricted Subsidiary”, provided that the business and management of the Restricted Subsidiary is, by contract or otherwise, controlled by the Company), unless:

(a)	the Net Proceeds from such issuance, transfer, conveyance, sale or other disposition are applied in accordance with the covenant described above under the caption “— Put Option of Holders — Asset Sales” and

(b)	immediately after giving effect to such transfer, conveyance, sale or other disposition, such Restricted Subsidiary either continues to be a Restricted Subsidiary or, if such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, any remaining Investment in such Restricted Subsidiary would have been permitted to be made under the covenant described above under the caption “— Restricted Payments” if made on the date of such transfer, conveyance, sale or other disposition.
      For purposes of this covenant, the creation or perfection of a Lien on any Capital Stock of a Restricted Subsidiary of the Company to secure any Indebtedness of the Company or any of its Restricted Subsidiaries will not be deemed to be a disposition of such Capital Stock, provided that any sale by the secured party of such Capital Stock following foreclosure of its Lien will be subject to this covenant.

Dividend and Other Payment Restrictions Affecting Subsidiaries
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to do any of the following:

(a)	(1) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or (2) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Credit Facilities or Existing Indebtedness, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such agreements and amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially less favorable to the holders of the Notes, taken as a whole, with respect to such dividend and other payment restrictions, than those contained, in the case of Credit Facilities, in agreements governing Credit Facilities or, in the case of Existing Indebtedness, in agreements governing such Existing Indebtedness, in either case as in effect on the date of the Indenture;

(2)	the Indenture, the Notes and the Subsidiary Guarantees;

(3)	any agreement for the sale or other disposition of Equity Interests in a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5)	by reason of customary provisions restricting the subletting or assignment of any lease or the transfer of copyrighted or patented materials;

(6)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired;

(7)	customary provisions in agreements for the sale of property or assets;

(8)	customary provisions in agreements that restrict the assignment of such agreements or rights thereunder;

(9)	provisions with respect to the disposition or distribution of assets or property in any joint venture agreement, assets sale agreement, stock sale agreement or other similar agreement in each case entered into in the ordinary course of business, but in each case only to the extent such encumbrance or restriction relates to the transfer of the property, or encumbers or restricts the assets, subject to such agreement;

(10)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(11)	Permitted Refinancing Indebtedness, provided that the encumbrances and restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially less favorable to the holders of the Notes, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(12)	any Liens not prohibited by the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens; or

(13)	applicable law.

Transactions with Affiliates
      The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(a)	such Affiliate Transaction is in writing and on terms that, when taken as a whole, are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Company or such Restricted Subsidiary; and

(b)	the Company delivers to the Trustee (1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €2,000,000, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and (2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €5,000,000, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (3) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €15,000,000, an opinion as to the fairness to the Company or the relevant Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm that is, in the judgment of the Board of Directors, qualified to render such opinion and is independent with respect to the Company;
provided, however, that the following shall be deemed not to be Affiliate Transactions:

(A)	any employment agreement or other employee compensation plan or arrangement (including stock option plans) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

(B)	transactions between or among the Company and its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of any such transaction);

(C)	loans or advances to officers, directors and employees of the Company or any of its Restricted Subsidiaries made in the ordinary course of business and consistent with past practices of the

Company and its Restricted Subsidiaries in an aggregate amount not to exceed €1,000,000 outstanding at any one time;

(D)	indemnities of officers, directors and employees of the Company or any of its Restricted Subsidiaries permitted by provisions of the organizational documents of the Company or such Restricted Subsidiary or applicable law;

(E)	the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any Subsidiary;

(F)	any agreement or arrangement in effect as of the Issue Date or any amendment thereto or replacement thereof or any transaction contemplated thereby (including pursuant to any amendment or replacement agreement) so long as any such amendment or replacement agreement, taken as a whole, is no more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date; and

(G)	Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments.”

Guarantees of Certain Indebtedness by Restricted Subsidiaries
      The Indenture provides that the Company will not permit any Restricted Subsidiary, directly or indirectly, to guarantee any Indebtedness of the Company or any Guarantor (the “Other Company Indebtedness”) other than Permitted Guarantees unless such Restricted Subsidiary (if it is not already a Guarantor) contemporaneously executes a Subsidiary Guarantee, which Subsidiary Guarantee will be senior to such Restricted Subsidiary’s guarantee of such Other Company Indebtedness if such Other Company Indebtedness so guaranteed is subordinated Indebtedness.

Conduct of Business
      The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in the conduct of any business other than the business being conducted on the Issue Date and such other businesses as are reasonably necessary or desirable to facilitate the conduct and operation of, or ancillary or reasonably related to, such businesses, except to the extent as would not be material to the Company and its Restricted Subsidiaries, taken as a whole.

Anti Layering
      The Indenture provides that the Company will not and will not permit any Guarantor to incur, directly or indirectly, any Indebtedness that is subordinated in right of payment to any Indebtedness of the Company or the Guarantor, as the case may be, unless the Indebtedness so incurred is either pari passu with, or subordinated in right of payment to, the Notes or the relevant Subsidiary Guarantee, as the case may be.
      Unsecured Indebtedness will not be deemed to be subordinated in right of payment to secured Indebtedness solely because it is unsecured, and Indebtedness that is not guaranteed by a particular Person is not deemed to be subordinated in right of payment to Indebtedness that is so guaranteed solely because it is not so guaranteed.

Reports
      Whether or not the Company is required to do so by the rules and regulations of the Commission, the Company will file with the Commission (unless the Commission will not accept such a filing):

(i)	within the time periods specified in the Commission’s rules and regulations, all annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Form 20-F, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report thereon by the Company’s certified independent accountants; and

(ii)	within 60 days after the end of each of the first and third quarters of each fiscal year (and within 75 days after the end of the second quarter of each fiscal year), reports on Form 6-K, or any successor form, attaching (a) unaudited consolidated financial statements for the Company for the period then ended (and the comparable period in the prior year), in each case prepared in accordance with GAAP (as in effect on the date of such report or financial information) including either, to the extent permitted under applicable law and SEC regulations (i) a reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”) in substantially the form set out in the Form 20-F of the Company for the year ended December 31, 2005 dated on or about May 9, 2006 or (ii) a reconciliation of EBITDA to U.S. GAAP; provided that, in either case, such reconciliation shall be made to U.S. GAAP as in effect on the date of such report or financial information and (b) the information relating to the Company described in Item 5 of Form 20-F (i.e., Operating and Financial Review and Prospects).
      Within 15 days of filing, or attempting to file, such information with the Commission, the Company shall furnish such information to the holders of the Notes.
      For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the above information will also be made available in Luxembourg, free of charge, through the offices of the Paying Agent in Luxembourg.

Future Designation of Restricted and Unrestricted Subsidiaries
      The preceding covenants (including calculation of financial ratios and the determination of limitations on the incurrence of Indebtedness) may be affected by the designation by the Company of any existing or future Subsidiary of the Company as an Unrestricted Subsidiary, or by the redesignation by the Company of an Unrestricted Subsidiary as a Restricted Subsidiary.
      The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such designation, all outstanding Investments by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation, in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payments would be permitted by the terms of the Indenture at such time and if such Restricted Subsidiary otherwise meets the definition of “Unrestricted Subsidiary”. The Company may not designate any Restricted Subsidiary to be an Unrestricted Subsidiary at any time during which the Company maintains Investment Grade Status.
      The Board of Directors may also redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation complies with the requirements of the Indenture described in the definition of “Unrestricted Subsidiary.” If the aggregate amount of all Restricted Payments calculated for purposes of the first paragraph of the covenant described under the caption “— Restricted Payments” above includes an Investment in an Unrestricted Subsidiary that subsequently becomes a Restricted Subsidiary pursuant to the terms of this paragraph, then the aggregate amount of such Restricted Payments will be reduced by the lesser of (a) an amount equal to the fair market value of the Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary at the time it becomes a Restricted Subsidiary and (b) the amount of such Investments.
      Any designation or redesignation pursuant to this covenant by the Board of Directors will be evidenced by the filing with the Trustee of a Board Resolution giving effect to such action and evidencing the valuation of any Investment relating thereto (as determined in good faith by the Board of Directors) and an Officers’ Certificate certifying that such action and valuation complied with the preceding requirements.
Effectiveness of Covenants and Events of Default
      The covenants described under clauses (c) and (d) under “— Subsidiary Guarantees — Merger or Consolidation”, “— Certain Covenants — Restricted Payments”, “— Certain Covenants — Incurrence of

Indebtedness and Issuance of Disqualified Stock”, “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries”, “— Certain Covenants — Transactions with Affiliates”, “— Certain Covenants — Conduct of Business”, “— Put Option of Holders — Asset Sales”, clauses (a)(1), (b) and (c) under “— Certain Covenants — Sale-and-Leaseback Transactions”, and “— Certain Covenants — Issuances and Sales of Capital Stock of Restricted Subsidiaries” and the Events of Default described under clauses (e) and (f)(4) under “— Events of Default and Remedies” (collectively, the “Suspended Provisions”) will no longer be in effect upon the Company attaining Investment Grade Status. If at any time the Company’s credit rating is downgraded from Investment Grade Status, then the Suspended Provisions will thereafter be reinstated as if such covenants had never been suspended and be applicable pursuant to the terms of the Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the Indenture), unless and until the Company subsequently attains Investment Grade Status (in which event the Suspended Provisions shall again no longer be in effect for such time that the Company maintains Investment Grade Status); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture with respect to the Suspended Provisions based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring after the Company attains Investment Grade Status and before any reinstatement of such Suspended Provisions as provided above, or any actions taken at any time pursuant to any contractual obligation arising prior to such reinstatement, regardless of whether such actions or events would have been permitted if the applicable Suspended Provisions remained in effect during such period. There can be no assurance that the Notes will ever achieve Investment Grade Status or that any such rating, if achieved, will be maintained.
Events of Default and Remedies
      The Indenture provides that each of the following constitutes an Event of Default:

(a)	default for 30 days in the payment when due of interest, on the Notes;

(b)	default in payment when due of the principal of or premium, if any, on the Notes;

(c)	failure by the Company to comply with the provisions described under the caption “— Put Option of Holders”;

(d)	failure by the Company for 30 days after it receives written notice from the Trustee or at least 25% in principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes;

(e)	the declaration or payment of any dividend or the making of any other payment or distribution described in subclause (y) of clause (3) under the caption “— Certain Covenants — Restricted Payments”, which declaration, payment or distribution would not be permitted by the provisions described under the caption “— Certain Covenants — Restricted Payments” if it were treated as a Restricted Payment;

(f)	the Company consolidates or merges (fusion) with or into (whether or not the Company is the surviving corporation), or sells, assigns, transfers, leases, conveys, demerges (scission) or otherwise disposes of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

(1)	the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made is a corporation organized or existing under the laws of the United States (or any state thereof or the District of Columbia), the Republic of France or any other member state of the European Union (as constituted on the Issue Date);

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance,

demerger or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3)	immediately after such transaction no Default or Event of Default exists;

(4)	except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made:

(A)	will have a Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

(B)	will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least €1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(5)	the Company shall deliver to the Trustee an Officers’ Certificate and an opinion of counsel stating that such consolidation, merger or disposition and any supplemental indenture in respect thereto comply with this provision and that all conditions precedent in the Indenture relating to such transaction or transactions have been complied with;

(g)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee exists on the date of the Indenture or is created after the date of the Indenture, which default (1) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness, including any extension thereof (a “Payment Default”), or (2) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates in excess of €10,000,000 and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(h)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments (not covered by insurance) aggregating in excess of €10,000,000, which judgments are not paid, discharged or stayed for a period of 60 days;

(i)	failure by any Guarantor to perform any covenant set forth in its Subsidiary Guarantee, or the repudiation by any Guarantor of its obligations under its Subsidiary Guarantee or the unenforceability of any Subsidiary Guarantee for any reason other than as provided in the Indenture; and

(j)	certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary.
      If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. The holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except non-payment of principal, interest or premium that have become due solely because of such acceleration) have been cured or waived. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.
      In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.
      The holders of a majority in principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of or interest on the Notes.
      The Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator, member, partner or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.
Legal Defeasance and Covenant Defeasance
      The Company may, at its option and at any time, elect to have all of the obligations of itself and the Guarantors discharged with respect to the outstanding Notes and the Subsidiary Guarantees, respectively (“Legal Defeasance”), except for:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of and premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(b)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of transfer or exchange of the Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and any Guarantor’s obligations in connection with them; and

(d)	the Legal Defeasance provisions of the Indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. If Covenant Defeasance occurs, certain other events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the caption “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay the principal of and premium and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service and the French tax authority a ruling or (B) since the date of the Indenture, there has been a change in the applicable income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal or French income tax purposes, respectively, as a result of such Legal Defeasance and will be subject to U.S. federal or French income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal or French income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal or French income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either (A) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or (B) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 550th day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6)	the Company must have delivered to the Trustee an opinion of counsel to the effect that, after the 550th day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8)	the Company must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange
      A holder of the Notes may transfer or exchange the Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company will not be required to transfer or exchange any Note selected for redemption. Also, the Company will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
      The registered holder of a Note will be treated as the owner of it for all purposes, and all references to “holders” in this “Description of the Notes” are to registered holders unless otherwise indicated.
Amendment and Waiver
      Except as provided below, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a tender offer or exchange offer for the Notes).
      Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(a)	reduce the principal amount of the Notes whose holders must consent to an amendment, supplement or waiver;

(b)	reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or purchase of the Notes by the Company;

(c)	reduce the rate of or change the time for payment of interest on any Note;

(d)	waive a Default or Event of Default in the payment of principal of or premium or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(e)	make any Note payable in money other than that stated in the Notes;

(f)	make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of the Notes to receive payments of principal of or premium or interest on the Notes;

(g)	waive a redemption or repurchase payment with respect to any Note;

(h)	make any change in the ranking of the Notes relative to other Indebtedness of the Company or the Subsidiary Guarantees relative to other Indebtedness of the Guarantors, in either case in a manner adverse to the holders;

(i)	release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(j)	make any change in the provisions described under the caption “— Additional Amounts” in a manner adverse to the holders; or

(k)	make any change in the preceding amendment, supplement and waiver provisions.
      Notwithstanding the foregoing, without the consent of any holder of the Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company’s obligations to holders of the Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s properties or assets, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not materially adversely affect the legal rights under the Indenture of any such holder, to secure the Notes pursuant to the requirements of the covenant described above under the caption “— Certain Covenants — Liens”, to add any Guarantor or to release any Guarantor from its Subsidiary Guarantee, in each case as provided in the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.
      Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver, amendment or supplement of any terms or provisions of the Indenture or the Notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend or supplement in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.
Satisfaction and Discharge
      The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, including principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company and each Guarantor has paid or caused to be paid all other sums payable by it under the Indenture; and

(4)	the Company has delivered an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
The Trustee
      The Bank of New York Trust Company, National Association serves as trustee under the Indenture.
      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest and a Default occurs it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee or resign.

      The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (that is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Governing Law
      The Indenture, the Notes and the Subsidiary Guarantees will be governed by the laws of the State of New York.
Consent to Jurisdiction
      The Indenture provides that any suit, action or proceeding with respect to the Indenture, the Notes or the Subsidiary Guarantees may be brought in any New York state or federal court located in the Borough of Manhattan in the City of New York (“New York Court”) and that the Company and the Guarantors will submit to the non-exclusive jurisdiction of such courts.
Enforceability of Judgments; Indemnification for Foreign Currency Judgments
      A significant portion of the assets of the Company and its subsidiaries is outside the United States, so any judgment obtained in the United States against the Company or any Guarantor, including judgments relating to payments with respect to the Notes, may not be fully collectible within the United States.
      The Company has been informed by its French counsel that a final judgment for a sum of money in relation to the Indenture or the Notes obtained in any New York Court would be recognized and enforceable by the French courts without re-examination or re-litigation of the matters adjudicated, through an action for exequatur brought before the competent French court provided that the court is satisfied that the requirements developed by case law for the enforcement of foreign judgments in France are met, and in particular provided that:

(a)	the judgment concerned is enforceable in the State of New York;

(b)	such judgment has been rendered by a court having jurisdiction over the parties both under its own rules of jurisdiction and in accordance with French rules of international conflicts of jurisdiction and the French courts did not have exclusive jurisdiction to hear the matter;

(c)	the court that rendered such judgment has applied to the merits of the case the laws of the jurisdiction which would have been considered appropriate under French rules of international conflicts of laws;

(d)	the judgment is not contrary to French international public policy (ordre public international), both pertaining to the merits and to the procedure of the case;

(e)	the judgment is not tainted with fraud; and

(f)	the judgment does not conflict with a French judgment or a foreign judgment which has become effective in France and there is no risk of conflict with proceedings pending before the French courts at the time enforcement of the judgment is sought.
      The Indenture also provides that obligations of the Company to any holder of the Notes or the Trustee shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than United States dollars (the “Agreement Currency”), be discharged only to the extent that on the day following receipt by such holder of the Notes or the Trustee, as the case may be, of any amount in the Judgment Currency, such holder of the Notes or the Trustee may in accordance with normal banking procedures purchase the

Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the amount originally to be paid to such holder of the Notes or the Trustee, as the case may be, in the Agreement Currency, the Company agrees, as a separate obligation and notwithstanding such judgment, to pay to such holder of Notes or the Trustee, as the case may be, the difference, and if the amount of the Agreement Currency so purchased exceeds the amount originally to be paid to such holder of the Notes or the Trustee, as the case may be, such holder of the Notes or the Trustee, as the case may be, agrees to pay to or for the account of the Company such excess, provided that such holder of the Notes or the Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a default by the Company or any Guarantor in its obligations under the Notes, the Indenture or the Subsidiary Guarantees has occurred and is continuing, in which case such excess may be applied by such holder of the Notes or the Trustee, as the case may be, to such obligations.
Additional Information
      Anyone who receives this prospectus may obtain a copy of the Indenture without charge by contacting Compagnie Générale de Géophysique-Veritas, Tour Maine Montparnasse, 33 avenue de Maine, BP 191, 75755 Paris CEDEX 15, France, Attention: Investor Relations Officer, Telephone (33) 1 64 47 45 00.
Book Entry, Delivery and Form
      The New Notes will initially be represented by a note in global form that will represent the aggregate principal amount of the New Notes (the “Global Note”). When issued, the Global Note will be deposited with the Trustee and registered in the name of Cede & Co., as the nominee for The Depository Trust Company (“DTC”) nominee. Except as set forth below, record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
      The New Notes will be issued only in registered form and in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The New Notes will be issued on the Issue Date only against payment in immediately available funds.
      Investors may hold their interests in the Global Note directly through DTC if they are DTC participants (the “Participants”) or indirectly through organizations that are DTC participants (the “Indirect Participants”).
      Investors may also hold their interests in the Global Note directly through Euroclear Bank S.A./ N.V/, as operator of the Euroclear System or Clearstream Banking (“Euroclear”), if they are participants in these systems, or indirectly through organizations that are participants in these systems.
      So long as Cede & Co., as the nominee of DTC, is the registered owner of the Global Note, Cede & Co. for all purposes (except with respect to the determination of Additional Amounts payable) will be considered the sole holder of the Global Note. Owners of beneficial interests in the Global Note will be entitled to have certificates registered in their names and to receive physical delivery of Notes only in the limited circumstances described below under the caption “— Depository Procedures — Exchange of Global Notes for Definitive Notes”.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear Euroclear and Clearstream Banking is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.
      Upon deposit of the Global Note, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Note.

      Payment of principal of and premium and interest on the Global Note will be made to Cede & Co., the nominee for DTC, as registered owner of the Global Note, by wire transfer of immediately available funds on the applicable payment date. Neither the Company nor the Trustee, nor any agent of either of them, will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.
      The Company has been informed by DTC that, with respect to any payment of principal of, or premium or interest on, the Global Note, DTC’s practice is to credit accounts of Participants on the applicable payment date, with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name”. In particular, payments to owners of beneficial interests in the Notes held through Euroclear and Clearstream Banking will be made in accordance with the rules and operating procedures of Euroclear and Clearstream Banking.
      Transfers between Participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in the Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Cross-market transfers between DTC Participants, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.
      Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in the Global Note from a DTC Participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transaction’s interests in the Global Note settled during the processing day will be reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in the Global Note by or through a Euroclear or Clearstream Banking participant to a DTC Participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.
      Neither the Company nor the Trustee, nor any agent of either of them, will have responsibility for the performance of DTC, Euroclear, Clearstream Banking or their respective participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of the Notes (including, without limitation, the presentation of the Notes for exchange as described below) only at the direction of one or more Participants to whose accounts with DTC interests in the Global Note are credited, and only in respect of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Note for Notes in definitive form, which it will distribute to its Participants.
      DTC has also advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the underwriters. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

Exchange of Global Notes for Definitive Notes
      The Global Note is exchangeable for Notes in registered definitive form (“Definitive Notes”) if:

(a)	DTC notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company thereupon fails to appoint a successor depositary within 90 days after the date of such notice;

(b)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes; or

(c)	there has occurred and is continuing an Event of Default with respect to the Notes.
      In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Exchange of Definitive Notes for Global Notes
      If issued, Definitive Notes may not be exchanged or transferred for beneficial interests in the Global Note.

Exchange of Definitive Notes for Definitive Notes
      If issued, Definitive Notes may be exchanged or transferred by presenting or surrendering such Definitive Notes at the office of the Registrar located in Dallas, Texas or Luxembourg with a written instrument of transfer in form satisfactory to such Registrar, duly executed by the holder of the Definitive Notes or by its attorney, duly authorized in writing.

Same-Day Settlement and Payment
      The Notes represented by the Global Note will be eligible to trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such Note will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Definitive Notes would also be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in the Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Banking participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Banking) immediately following the settlement date of DTC.
      DTC has advised the Company that cash received in Euroclear or Clearstream Banking as a result of sales of interests in the Global Note by or through a Euroclear or Clearstream Banking participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day for Euroclear or Clearstream Banking following DTC’s settlement date.
Replacement, Transfer and Exchange
      If any Note at any time is mutilated, destroyed, stolen or lost, such Note may be replaced at the cost of the applicant at the office of the Trustee or the office of the Registrar in Luxembourg. The applicant for a new Note must, in the case of any mutilated Note, surrender such Note to the Trustee or the Registrar in Luxembourg, as applicable, and, in the case of any lost, destroyed or stolen Note, furnish evidence satisfactory to the Trustee or the Registrar in Luxembourg, as applicable, of such loss, destruction or theft, together with such indemnity as the Trustee or the Registrar in Luxembourg, as applicable, and the Company may require.
      Initially, the Trustee will act as Registrar in the continental United States, and Notes may be presented for registration of transfer and exchange at the office of the Trustee in Dallas, Texas. Dexia Banque Internationale à Luxembourg, société anonyme will act initially as Registrar in Luxembourg, and Notes may be presented for registration of transfer and exchange at its office at 69, route d’Esch, 2953 Luxembourg.
      A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any transfer tax or similar governmental charge required by law. The Company and the Registrar are not required to transfer or exchange any Note selected for redemption. Also, the Company and the Registrar are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
Purchase
      The Company, the Trustee and their respective Affiliates may at any time and from time to time purchase any Note or a beneficial interest in any Note in the open market or otherwise at any price.
Notices
      Any notice to Noteholders will be mailed by first class mail or delivered by overnight air courier guaranteeing next day delivery, in each case to their respective registered addresses shown on the register kept by the Registrar. In addition, for so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, any such notice (including notices of redemption) will be published in a newspaper having general circulation in Luxembourg, which is expected to be D’Wort, or if such newspaper ceases to be published or timely publication in it will not be practicable, in such other newspaper as the Trustee deems necessary to give fair and reasonable notice to the Noteholders. Notices may also be published on the internet site of the Luxembourg Stock Exchange at www.bourse.lu. Also for so long as the Notes are listed on the Luxembourg Stock Exchange, the Company will provide to the exchange a copy of all notices to Noteholders.
Listing
      Application has been made to list the Notes on the Euro MTF market of the Luxembourg Stock Exchange.

Certain Definitions
      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
      “Acquired Indebtedness” means with respect to a specified Person (a) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person or (b) Indebtedness relating to properties or assets acquired by such specified Person. Acquired Indebtedness shall be deemed to be incurred on the date the acquired Person becomes a Restricted Subsidiary or the date of the related acquisition of properties or assets from such Person.
      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of the Indenture, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of Voting Stock, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of the Indenture, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.
      “Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(a)	1.0% of the principal amount of the Note; and

(b)	the excess of (1) the present value at such redemption date of (A) the redemption price of the Note at May 15, 2012 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (B) all required interest payments due on the Note during the period from such redemption date through May 15, 2012 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points over (2) the principal amount of the Note, if greater.
      “Asset Sale” means:

(a)	the sale, lease, conveyance or other disposition (a “disposition”) of any properties or assets (including, without limitation, by way of a sale-and-leaseback), excluding dispositions in the ordinary course of business (provided that the disposition of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole will be subject to the provisions of the Indenture described above under the caption “— Put Option of Holders — Change of Control” and the provisions described above in clause (f) under the caption “— Events of Default and Remedies” and not to the provisions of the Asset Sales covenant);

(b)	the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries; and

(c)	any Event of Loss,
whether, in the case of clause (a), (b) or (c), in a single transaction or a series of related transactions, provided that such transaction or series of related transactions (1) involves properties or assets having a fair market value in excess of €2,500,000 or (2) results in the payment of net proceeds (including insurance proceeds from an Event of Loss) in excess of €2,500,000. Notwithstanding the preceding provisions of this definition, the following transactions will be deemed not to be Asset Sales:

(A)	a disposition of obsolete or excess equipment or other properties or assets;

(B)	a disposition of properties or assets (including Equity Interests) by the Company to a Wholly Owned Restricted Subsidiary or by a Restricted Subsidiary to the Company or to a Wholly Owned Restricted Subsidiary;

(C)	a disposition of cash or Cash Equivalents;

(D)	a disposition of properties or assets (including Equity Interests) that constitutes a Restricted Payment that is permitted by the provisions of the Indenture described above under the caption “— Certain Covenants — Restricted Payments”;

(E)	any trade or exchange by the Company or any Restricted Subsidiary of equipment or other properties or assets for equipment or other properties or assets owned or held by another Person, provided that the fair market value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash or Cash Equivalents) is reasonably equivalent to the fair market value of the properties or assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary;

(F)	the creation or perfection of a Lien on any properties or assets (or any income or profits therefrom) of the Company or any of its Restricted Subsidiaries that is not prohibited by the covenant described under the caption “— Certain Covenants — Liens”;

(G)	a sale-and-leaseback of the Company’s office facilities in Massy, France replacing the sale-and-leaseback transaction relating to such facilities that is outstanding on the Issue Date;

(H)	the surrender or waiver of contract rights or the settlement, release or surrender of contractual, non-contractual or other claims of any kind;

(I)	the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise of collection thereof;

(J)	the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the region; and

(K)	the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property.
      “Attributable Indebtedness” in respect of a sale-and-leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale-and-leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). As used in the preceding sentence, the “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.
      “Board of Directors” means the Board of Directors (Conseil d’Administration) of the Company, or any authorized committee of the Board of Directors.
      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.
      “Capital Stock” means:

(a)	in the case of a corporation, corporate stock;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including preferred stock;

(c)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
      “Cash Equivalents” means:

(a)	securities issued or directly and fully guaranteed or insured by the government of the United States of America, the Republic of France or any other country whose sovereign debt has a rating of at least A3 from Moody’s Investors Service, Inc. and at least A- from Standard & Poor’s Ratings Services or any agency or instrumentality of any such government (provided that the full faith and credit of such government is pledged in support thereof), in each case having maturities of not more than 12 months from the date of acquisition;

(b)	certificates of deposit, Eurodollar time deposits and French negotiable debt instruments (titres de créances négociables) with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with or issued by any commercial bank organized under the laws of any country that is a member of the Organization for Economic Co-operation and Development having capital and surplus in excess of €500,000,000 and whose long-term debt securities are rated at least A3 by Moody’s Investors Service, Inc. and at least A- by Standard & Poor’s Ratings Services;

(c)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a) and (b) above entered into with any financial institution meeting the qualifications specified in clause (b) above;

(d)	commercial paper and French negotiable debt instruments (titres de créances négociables) having a rating of at least P-1 from Moody’s Investors Service, Inc. or at least A-1 from Standard & Poor’s Ratings Services and in each case maturing within 12 months after the date of acquisition;

(e)	deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (b) above, provided that all such deposits are made in the ordinary course of business, do not remain on deposit for more than 30 consecutive days and do not exceed €25,000,000 in the aggregate at any one time, with no more than €5,000,000 being deposited in commercial banks within a single country; and

(f)	money market mutual funds substantially all of the assets of which are of the type described in any of the foregoing clauses (a) to (d).
      “Common Stock” means the common or ordinary shares of the Company.
      “Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, to the extent deducted or excluded in calculating Consolidated Net Income for such period:

(a)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries;

(b)	Consolidated Interest Expense of such Person and its Restricted Subsidiaries;

(c)	depreciation and amortization (including amortization or impairment, if any, of goodwill and of other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries;

(d)	other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries less any non-cash items increasing Consolidated Net Income of such Person and its Restricted Subsidiaries (other than items that will result in cash receipt);

(e)	any expenses, fees, charges or other costs related to any equity offering (other than of Disqualified Stock) permitted by the indenture (whether or not successful); and

(f)	without duplication, an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, in each case, on a consolidated basis and determined in accordance with GAAP.
      “Consolidated Interest Coverage Ratio” means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period; provided, however, that the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to each of the following transactions as if each such transaction had occurred at the beginning of the applicable reference period:

(a)	any incurrence, assumption, guarantee, repayment, purchase or redemption by such Person or any of its Restricted Subsidiaries of any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Calculation Date”);

(b)	any acquisition that has been made by such Person or any of its Restricted Subsidiaries, or approved and expected to be consummated within 30 days of the Calculation Date, including, in each case, through a merger or consolidation, and including any related financing transactions, during the reference period or subsequent to such reference period and on or prior to the Calculation Date; and

(c)	any other transaction that may be given pro forma effect in accordance with Article 11 of Regulation S-X under the Securities Act as in effect from time to time;
provided further, however, that (1) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (2) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.
      “Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of the following:

(a)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of all payments made or received (if any) pursuant to Hedging Obligations in respect of interest rates but excluding amortization of debt issuance costs and non-cash charges other than non-cash interest expenses related to convertible bonds); and

(b)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period.
      “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(a)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof;

(b)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders; and

(c)	the cumulative effect of a change in accounting principles shall be excluded.
      “Consolidated Net Worth” means, with respect to any Person as of any date, the consolidated stockholders’ equity of such Person and its Restricted Subsidiaries as of such date less the amount of consolidated stockholders’ equity attributable to Disqualified Stock or treasury stock of such Person and its Restricted Subsidiaries as of such date, in each case determined in accordance with GAAP.
      “Consolidated Tangible Net Worth” means, at any date, the Consolidated Net Worth of the Company and its Restricted Subsidiaries as shown on their most recent consolidated balance sheet less, without duplication, all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, as determined in accordance with GAAP.
      “Consolidated Total Assets” means, with respect to any Person as of any date, the consolidated total assets of such Person and its Restricted Subsidiaries as of such date, as determined in accordance with GAAP.
      “Credit Facilities” means, with respect to any Person, one or more debt facilities or commercial paper facilities with banks or other institutional lenders (including with special purpose vehicles established by such banks or lenders to provide such facilities) providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or trade letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.
      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature or are redeemed or retired in full; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to purchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof may not purchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption “— Put Option of Holders — Change of Control” or “— Put Option of Holders — Asset Sales”, as the case may be.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “euro” or “€” means the single currency of participating member states of the European Economic and Monetary Union as contemplated by the Treaty Establishing the European Union.
      “Euro Equivalent” means, with respect to any monetary amount in a currency other than euros, at or as of any time for the determination thereof, the amount of euros obtained by converting such foreign currency involved in such computation into euros at the spot rate for the purchase of euros with the applicable foreign currency as quoted by Reuters (or, if Reuters ceases to provide such spot quotations, by any other reputable service as is providing such spot quotations, as selected by the Company) at approximately 11:00 a.m. (New York City time) on the date not more than two business days prior to such determination.
      “Event of Loss” means, with respect to any property or asset of the Company or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss or (b) the confiscation, condemnation or requisition of title to such property or asset by any government or instrumentality or agency thereof.
      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
      “Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facilities) in existence on the date of the Indenture, until such amounts are repaid, but shall not include any Indebtedness that is repaid with the proceeds of the New Notes.
      The term “fair market value” means, with respect to any asset or Investment, the fair market value of such asset or Investment at the time of the event requiring such determination, as determined in good faith by the Company, or, with respect to any asset or Investment in excess of €15,000,000 (other than cash or Cash Equivalents), as determined by a reputable investment banking, accounting or appraisal firm that is, in the judgment of the Board of Directors, qualified to perform the task for which such firm has been engaged and independent with respect to the Company.
      “Foreign Restricted Subsidiary” means each of CGG Asia Pacific and CGG Pan India Ltd.
      “GAAP” means International Financial Reporting Standards, accounting principles adopted by the International Accounting Standards Board and its predecessor, as in effect from time to time.
      “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.
      “Guarantor” means each of:

(1)	Sercel Inc., Sercel Canada Ltd., Sercel Australia Pty Ltd, CGG Americas, Inc., CGG Canada Services Ltd., CGG Marine Resources Norge A/ S, CGGVeritas Services Inc., Veritas DGC Land Inc., Veritas Geophysical Corporation, Veritas Investments Inc., Viking Maritime Inc., Veritas Geophysical (Mexico) LLC, Veritas DGC Asia Pacific Ltd. and Alitheia Resources Inc.; and

(2)	any other Subsidiary of the Company that executes a supplemental indenture providing for a Subsidiary Guarantee in accordance with the provisions of Indenture, and their respective successors and assigns, in each case, until the Subsidiary Guarantee of such Person has been released in accordance with the provisions of the Indenture.
      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(a)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(b)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

(c)	any foreign currency futures contract, option or similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates or commodity prices, in each case to the extent such obligations are incurred in the ordinary course of business of such Person and not for speculative purposes.
      “Indebtedness” means, with respect to any Person, any indebtedness of such Person, without duplication, whether or not contingent, in respect of borrowed money including, without limitation, any guarantee thereof, or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers’ acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade account payable, or representing any Hedging Obligations, if and to the extent any of the preceding indebtedness (other than letters of credit, guarantees and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (b) the principal amount thereof, in the case of any other Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder).
      “Investment Grade Status” shall occur when the Notes receive a rating of “BBB-” or higher from S&P (or its equivalent under any successor rating categories of S&P) and a rating of “Baa3” or higher from Moody’s (or its equivalent under any successor rating categories of Moody’s) or, if either such entity ceases to rate the Notes for reasons outside the normal control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization”, as that term is used in Rule 15c3-1 under the Exchange Act, selected by the Company as a replacement agency.
      “Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to directors, officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that the following shall not constitute Investments: (1) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business, (2) Hedging Obligations and (3) endorsements of negotiable instruments and documents in the ordinary course of business. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”.
      “Issue Date” means the date on which the Notes are originally issued.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement) or any assignment (or agreement to assign) any right to income or profits from any assets by way of security.
      “Merger” includes a fusion, an amalgamation, a compulsory share exchange, a conversion of a corporation into another business entity and any other transaction having effects substantially similar to a merger under the General Corporation Law of the State of Delaware.
      “Net Income” means, with respect to any Person, the net income (or loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(a)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (1) any Asset Sale (including, without limitation, dispositions pursuant to sale-and-leaseback transactions) or (2) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(b)	any extraordinary or non-recurring gain (but not loss), together with any related provision for taxes on such extraordinary or non-recurring gain (but not loss).

      “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (without duplication) the following:

(a)	the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, title insurance premiums, appraiser fees, other out-of-pocket expenses and costs incurred in connection with preparing such asset for sale) and any relocation expenses incurred as a result thereof;

(b)	taxes paid or estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements that will result in a reduction in consolidated tax liability);

(c)	amounts required to be applied to the repayment of Indebtedness (other than under a revolving credit facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale; and

(d)	any reserve (including any reserve against any liabilities associated with such Asset Sale and retained by the Company or the relevant Restricted Subsidiary) established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such asset or assets, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.
      “Non-Recourse Debt” means Indebtedness:

(a)	as to which neither the Company nor any of its Restricted Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or is otherwise directly or indirectly liable (as a guarantor or otherwise) or (2) constitutes the lender;

(b)	no default with respect to which (including any rights the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) the holders of Indebtedness of the Company or any of its Restricted Subsidiaries (other than the Notes) to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(c)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.
      “Offering” means the offering of the New Notes by the Company pursuant to this prospectus.
      “Pari Passu Indebtedness” means, with respect to any Net Proceeds from Asset Sales, Indebtedness of the Company and its Restricted Subsidiaries the terms of which require the Company or such Restricted Subsidiary to apply such Net Proceeds to offer to purchase such Indebtedness.
      “Permitted Guarantees” means any guarantee:

(1)	guaranteeing or securing the Notes or any Guarantee;

(2)	in favor of the Company or a Guarantor;

(3)	guaranteeing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(4)	in existence on the date of the Indenture to the extent guaranteeing Existing Indebtedness and Permitted Refinancing Indebtedness in respect thereof incurred in compliance with clause (j) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”.
      “Permitted Investments” means:

(a)	any Investment in the Company (including, without limitation, any acquisition of the Notes) or in a Wholly Owned Restricted Subsidiary of the Company, other than any Investment described in clause (a) of the definition of “Restricted Payments”;

(b)	any Investment in Cash Equivalents;

(c)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (1) such Person becomes a Restricted Subsidiary of the Company or (2) such Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its properties or assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(d)	any Investment made as a result of the receipt of non-cash consideration from (1) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Put Option of Holders — Asset Sales” or (2) a disposition of assets that does not constitute an Asset Sale;

(e)	Investments in stock, obligations or securities received in settlement of any claim or debts owing to the Company or any Restricted Subsidiary as a result of bankruptcy or insolvency proceedings or received in satisfaction of any judgment or in settlement of any claim in circumstances where the Company does not expect it would receive cash payment in a timely manner, or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Restricted Subsidiary, in each case as to any claim or debts owing to the Company or any Restricted Subsidiary that arose in the ordinary course of business of the Company or any such Restricted Subsidiary, provided that any stocks, obligations or securities received in settlement of any claim or debts that arose in the ordinary course of business (and received other than as a result of bankruptcy or insolvency proceedings or received in satisfaction of any judgment or in settlement of any claim in circumstances where the Company does not expect it would receive cash payment in a timely manner, or upon foreclosure, perfection or enforcement of any Lien) that are, within 180 days of receipt, converted into cash or Cash Equivalents shall be treated as having been cash or Cash Equivalents at the time received;

(f)	Investments in Argas Ltd. consisting of guarantees of its obligations incurred in the ordinary course of its business, provided that such Investments, when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, do not exceed €50,000,000;

(g)	Investments in Argas Ltd. (other than those described in clause (f) above) and any other Affiliate organized in a foreign jurisdiction that is required by the applicable laws and regulations of such foreign jurisdiction or its governmental agencies, authorities or state-owned businesses to be majority owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction or another foreign jurisdiction in order for such Affiliate to transact business in such foreign jurisdiction, provided that such Investments, when taken together with all other Investments made pursuant to this clause (g) that are at the time outstanding, do not exceed 20% of Consolidated Tangible Net Worth;

(h)	Investments in any Person in exchange for, or out of the net cash proceeds of, an issue or sale by the Company of Equity Interests (other than Disqualified Stock); and

(i)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (i) that are at the time outstanding, do not exceed €25,000,000.
      “Permitted Liens” means:

(a)	Liens securing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, and Liens securing any other Indebtedness under Credit Facilities incurred pursuant to the first paragraph of such covenant;

(b)	Liens in favor of the Company and its Restricted Subsidiaries;

(c)	Liens on any property or asset of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to such merger or consolidation, were not created in contemplation of it and do not extend to any property or asset of the Company or any of its Restricted Subsidiaries other than those of the Person merged into or consolidated with the Company or any of its Restricted Subsidiaries;

(d)	Liens on any property or asset existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to such acquisition, were not created in contemplation of it and do not extend to any other property or asset of the Company or any of its Restricted Subsidiaries;

(e)	Liens securing the performance of statutory obligations, surety or appeal bonds, bid or performance bonds, insurance obligations or other obligations of a like nature incurred in the ordinary course of business;

(f)	Liens securing Hedging Obligations;

(g)	Liens existing on the date of the Indenture;

(h)	Liens securing Indebtedness (including Capital Lease Obligations) permitted by clause (g) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, provided that such Liens extend only to the property, plant or equipment financed by such Indebtedness;

(i)	any interest or title of a lessor under an operating lease;

(j)	Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business;

(k)	Liens on real or personal property or assets of the Company or a Restricted Subsidiary thereof to secure Indebtedness incurred for the purpose of (1) financing all or any part of the purchase price of such property or assets incurred prior to, at the time of, or within 90 days after, the acquisition of such property or assets or (2) financing all or any part of the cost of construction or improvement of any such property or assets, provided that the amount of any such financing shall not exceed the amount expended in the acquisition of, or the construction of, such property or assets and such Liens shall not extend to any other property or assets of the Company or a Restricted Subsidiary (other than any associated accounts, contracts and insurance proceeds);

(l)	judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

(m)	Liens securing Indebtedness of the Company or any Restricted Subsidiary of the Company that does not exceed €10,000,000 at any one time outstanding;

(n)	Liens securing Acquired Indebtedness incurred pursuant to the first paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, provided that such Liens (1) secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, such incurrence, and (2) do not extend to any property or asset of the Company or any of its Restricted Subsidiaries other than the property or asset that secured the Acquired Indebtedness prior to the time that it became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company; and

(o)	Liens securing Permitted Refinancing Indebtedness with respect to any Indebtedness secured by Liens referred to in clauses (c), (d), (g), (h), (k) and (n) above and in this clause (o).
      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that:

(a)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premium, if any, and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of expenses incurred in connection therewith);

(b)	such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(c)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable, taken as a whole, to the holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(d)	if the Company is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, then such Permitted Refinancing Indebtedness is solely Indebtedness of the Company, provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that if such Permitted Refinancing Indebtedness is subordinated to the Notes, such guarantee shall be subordinated to such Restricted Subsidiary’s Subsidiary Guarantee to at least the same extent.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
      “Qualified Equity Offering” means:

(a)	any issuance and sale of Equity Interests (other than Disqualified Stock) of the Company pursuant to an underwritten offering registered under the Securities Act; or

(b)	any other issuance and sale of Equity Interests (other than Disqualified Stock) of the Company so long as, at the time of consummation of such sale, the Company has a class of common equity securities (including American depositary shares) registered pursuant to Section 12(b) or Section 12(g) under the Exchange Act.

      “Reference Date” means April 28, 2005.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.
      “Securities Act” means the U.S. Securities Act of 1933, as amended.
      “Sercel Inc.” means Sercel Inc., a Texas corporation with its head office in Tulsa, Oklahoma, and a Restricted Subsidiary of the Company as of the Issue Date.
      “Sercel S.A.” means:

(a)	Sercel S.A., a French limited liability corporation with its head office in Carquefou, France, and a Restricted Subsidiary of the Company as of the Issue Date; and/or

(b)	any company (including Sercel Holding S.A.) that holds all of the outstanding Capital Stock of either or both of Sercel S.A. and Sercel Inc. (other than directors’ qualifying shares and Capital Stock held by other statutorily required minority shareholders).
      “Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.
      “Stated Maturity” means, with respect to any mandatory sinking fund or other installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or purchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Strategic Assets” means assets or rights (other than assets that would be classified as current assets in accordance with GAAP) of the kind used or usable by the Company or its Restricted Subsidiaries in the business of providing services or software products to the oil and gas industry or manufacturing equipment for use by the oil and gas industry (or any business that is reasonably complementary or related thereto as determined in good faith by the Board of Directors).
      “Subsidiary” means, with respect to any Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof);

(b)	any partnership (1) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (2) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof); and

(c)	any other Person whose results for financial reporting purposes are consolidated with those of such Person in accordance with GAAP.
      “Subsidiary Guarantee” means the guarantee by each Guarantor of the Company’s obligations under the Indenture and the Notes (including any Additional Notes), executed pursuant to the provisions of the Indenture.
      “Treasury Rate” means, as of any redemption date in respect of the Notes, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2012; provided, however, that if the period from the redemption date to May 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.
      “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution and any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate a Subsidiary as an Unrestricted Subsidiary only to the extent that such Subsidiary at the time of such designation:

(a)	has no Indebtedness other than Non-Recourse Debt;

(b)	is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless such agreement, contract, arrangement or understanding does not violate the terms of the Indenture described under the caption “— Certain Covenants — Transactions with Affiliates”; and

(c)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (1) to subscribe for additional Equity Interests or (2) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.
      Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described under the caption “— Certain Covenants — Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, the Company shall be in default of such covenant). The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(1)	such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”; calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(2)	no Default or Event of Default would be in existence following such designation.
      “U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at or as of any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as quoted by Reuters (or, if Reuters ceases to provide such spot quotations, by any other reputable service as is providing such spot quotations, as selected by the Company) at approximately 11:00 a.m. (New York City time) on the date not more than two business days prior to such determination.
      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees of such Person.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (1) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (2) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.
      “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person to the extent that:

(a)	all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and Capital Stock held by other statutorily required minority shareholders) shall at the time be owned directly or indirectly by such Person; or

(b)	such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction or its governmental agencies, authorities or state-owned businesses to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction or another foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that such Person, by contract or otherwise, controls the business and management of such Restricted Subsidiary.
      Further, in relation to the Company, the term “Wholly Owned Restricted Subsidiary” includes any Foreign Restricted Subsidiary so long as the direct or indirect ownership interest of the Company in its Capital Stock is no less than at the Issue Date.

TAXATION
Introduction
      The statements herein regarding taxation are based on the laws in force as of the date of this prospectus and are subject to any changes in law occurring after such date, which changes could be made on a retrospective basis. The following summaries do not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of notes and does not purport to deal with the tax consequences applicable to all categories of investor, some of which (such as dealers in securities or commodities) may be subject to special rules. Prospective purchasers of notes are advised to consult their own tax advisers concerning tax consequences of their ownership of notes.
      TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
United States Federal Tax Considerations
      The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of notes by a U.S. Holder (as defined below). This summary deals only with initial purchasers of notes at the issue price that are U.S. Holders and that will hold the notes as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the Notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).
      As used herein, the term “U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. tax purposes) created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.
      The U.S. federal income tax treatment of a partner in a partnership that holds notes will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partners or partnerships should consult their tax advisers concerning the U.S. federal income tax consequences of the acquisition, ownership and disposition of notes.
      The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

      THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Payments of Interest
      Interest on the notes will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes. Interest paid by us on the notes constitutes income from sources outside the United States. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to income attributable to the notes.
      Pre-Issuance Accrued Interest. If a portion of the initial purchase price of the note is allocable to interest that has accrued prior to the issue date and the note provides for a payment of stated interest within one year from the issue date in an amount not exceeding the pre-issuance accrued interest, a U.S. Holder may elect to exclude pre-issuance accrued interest from the issue price of the note. In that event, a portion of the first interest payment will be treated as a nontaxable return of the pre-issuance accrued interest. If a U.S. Holder does not make this election, the U.S. federal income tax treatment of any pre-issuance accrued interest is not entirely clear. U.S. Holders should consult their tax advisers concerning the U.S. federal income tax treatment of pre-issuance accrued interest.
Purchase, Sale and Retirement of the Notes
      A U.S. Holder will generally recognise gain or loss on the sale or retirement of a note equal to the difference between the amount realised on the sale or retirement and the tax basis of the note. The amount realised does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Gain or loss recognised by a U.S. Holder on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the note was held by the U.S. Holder for more than one year.
      Gain or loss realised by a U.S. Holder on the sale or retirement of a note generally will be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of notes.
Satisfaction and Discharge
      If we were to obtain a discharge of the Indenture with respect to all of the notes then outstanding, as described in “Description of the Additional Notes — Satisfaction and Discharge,” such discharge would generally be deemed to constitute a taxable exchange of the notes outstanding for other property. In such case, a U.S. Holder would be required to recognize capital gain or loss in connection with such deemed exchange. In addition, after such deemed exchange, a U.S. Holder might also be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred. U.S. Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.
Backup Withholding and Information Reporting
      Payments of principal and interest on, and the proceeds of sale or other disposition (including exchange) of notes by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding or information reporting. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding or information reporting and the procedure for obtaining an exemption.
      Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.
Reportable Transactions
      A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. In the event the acquisition, holding or disposition of notes constitutes participation in a reportable transaction for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. Pursuant to U.S. tax legislation enacted in 2004, a penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss in excess of $10 million, in the case of corporations or partnerships that have only corporations as partners, or $2 million, in all other cases, in any single taxable year. Accordingly, if a U.S. Holder realizes a loss on any note (or, possibly, aggregate losses from the notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, we and our advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of notes.
France
      Notes constituting obligations and denominated in currencies other than euro are deemed to be issued outside the Republic of France for the purposes of Article 131 quater of the French tax code since we and the guarantors have agreed not to offer the notes to the public in the Republic of France and such notes are offered in the Republic of France through an international syndicate only to qualified investors (investisseurs qualifiés) as described in Article L. 411-2 of the French Code monétaire et financier. Consequently, interest and other revenues with respect to the notes benefit from the exemption, provided for under Article 131 of quater of the French tax code, from deduction of the withholding tax set out under Article 125A III of the French tax code. Accordingly, such payments do not give the right to any tax credit from any French source. Prospective purchasers of notes are advised to consult their own tax advisers concerning the overall tax consequences of their ownership of notes.
European Savings Tax Directive
      On June 3, 2003, the European Council of Economic and Finance Ministers has adopted a directive 2003/48/ EC regarding the taxation of savings income (the “Directive”). Pursuant to the Directive and subject to a number of conditions being met, Member States are required, since July 1, 2005, to provide to the tax authorities of another Member State, inter alia, details of payments of interest within the meaning of the Directive (interest, products, premiums or other debt income) made by a paying agent located within its jurisdiction to, or for the benefit of, an individual resident in that other Member State (the “Disclosure of Information Method”).
      For these purposes, the term “paying agent” is defined widely and includes in particular any economic operator who is responsible for making interest payments, within the meaning of the Directive, for the immediate benefit of individuals.
      However, throughout a transitional period, certain Member States (the Grand-Duchy of Luxembourg, Belgium and Austria), instead of using the Disclosure of Information Method used by other Member States, withhold an amount on interest payments. The rate of such withholding tax equals 15% during the first three years, 20% during the subsequent three years and 35% until the end of the transitional period. Such transitional period will end at the end of the first full fiscal year following the later of (i) the date of entry into force of an agreement between the European Community, following a unanimous decision of the European Council, and the last of several jurisdictions (Switzerland, Liechtenstein, San Marino, Monaco and Andorra), providing for the exchange of information upon request as defined in the OECD Model Agreement on Exchange Information on Tax Matters released on April 18, 2002 (the “OECD Model Agreement”) with respect to interest payments within the meaning of the Directive, in addition to the simultaneous application by those same countries of a withholding tax on such payments at the rate defined for the corresponding periods and (ii) the date on which the European Council unanimously agrees that the United States of America is committed to exchange of information upon request as defined in the OECD Model Agreement with respect to interest payments within the meaning of the Directive.
      A number of non-EU countries and dependent or associated territories have agreed to adopt similar measures (withholding tax or exchange of information) with effect since July 1, 2005.
      The Directive was implemented into French law under Article 242 ter of the French tax code, which imposes on paying agents based in France an obligation to report to the French tax authorities certain information with respect to interest payments made to beneficial owners domiciled in another Member State, including, among other things, the identity and address of the beneficial owner and a detailed list of the different categories of interest paid to that beneficial owner.
Luxembourg
      The comments below are intended as a basic summary of certain tax consequences in relation to the purchase, ownership and disposition of the Notes under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.

Withholding Tax

Luxembourg non-residents individuals
      Under Luxembourg tax law currently in effect and subject to the application of the Luxembourg laws dated June 21, 2005 (the “Laws”) implementing the European Council Directive 2003/48/ EC on the taxation of savings income (the “Savings Directive”) and several agreements concluded between Luxembourg and certain associated or dependent territories of the European Union, there is no withholding tax on payments of interest (including accrued but unpaid interest) made to Luxembourg non-resident Noteholders. There is also no Luxembourg withholding tax, subject to the application of the Laws, upon repayment of principal or upon redemption, repurchase or exchange of the Notes.
      Under the Savings Directive and the laws, a Luxembourg based paying agent (within the meaning of the Savings Directive) is required since July 1, 2005 to withhold tax on interest and other similar income paid by it to (or under certain circumstances, to the benefit of) an individual or a residual entity within the meaning of article 4.2 of the Directive (i.e. an entity without legal personality and whose profits are not taxed under the general arrangements for the business taxation and that is not, or has not opted to be considered as, a UCITS recognized in accordance with Council Directive 85/611/EEC resident or established in another Member State, unless the beneficiary of the interest payments elects for the exchange of information procedure or for the tax certificate procedure.
      The same regime applies to payments to individuals resident in certain associated or dependent territories.
      The withholding tax rate is initially 15%, increasing steadily to 20% (as of July 1, 2008) and to 35% (as of July 1, 2011). The withholding tax system will only apply during a transitional period, the ending of which depends on the conclusion of certain agreements relating to information exchange with certain third countries.

Luxembourg residents individuals
      A 10% withholding tax has been introduced, as from January 1, 2006 on interest payments made by Luxembourg paying agents (defined in the same way as in the Savings Directive) to Luxembourg individual residents.
      Income (other than interest) from investment funds and from current accounts provided that the interest rate is not higher than 0,75% are exempt from the withholding tax. Furthermore, interest which is accrued once a year on savings accounts (short and long term) and which does not exceed €250 per person and per paying agent is exempted from the withholding tax. This withholding tax represents the final tax liability for the Luxembourg individual taxpayers receiving the payment in the course of their private wealth.
      There is no withholding tax for Luxembourg resident and non-resident corporate Noteholders on payments of interest (including accrued by unpaid interests).

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated February 2, 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (Europe) Limited is acting as representative, the following respective principal amounts of notes:

	Principal	Principal
	Amount of	Amount of
Underwriter	Additional Notes	New Notes

Credit Suisse Securities (Europe) Limited	$130,000,000	$260,000,000
BNP Paribas Securities Corp.	23,700,000	47,400,000
Natexis Bleichroeder Inc.	23,700,000	47,400,000
SG Americas Securities, LLC	17,600,000	35,200,000
Calyon Securities (USA), Inc.	5,000,000	10,000,000

Total	$200,000,000	$400,000,000

      Credit Suisse Securities (Europe) Limited will make offers and sales in the United States through Credit Suisse Securities (USA) LLC, which is acting as selling agent for Credit Suisse Securities (Europe) Limited.
      The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      The purchase price for the notes will be the applicable initial offering price set forth on the cover page of this prospectus less an underwriting discount of 1.75% paid to the underwriters. The underwriters propose to offer the notes initially at the applicable offering price on the cover page of this prospectus. After the initial offering, the respective offering price and other selling terms may be changed.
      We estimate that our out of pocket expenses for this offering will be €2.3 million, including €200,000 in accounting fees and expenses, €700,000 in printing and engraving expenses, €1.2 million in legal fees and expenses and €200,000 in miscellaneous expenses.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      We and each of the underwriters have each represented and agreed that (i) we have not offered or sold and will not offer or sell, directly or indirectly, any notes to the public in France, and (ii) offers and sales of notes in France will be made only to qualified investors in accordance with Articles 411-2 and D.411-1 of the French Code Monétaire et Financier, as amended. In addition, we and each of the underwriters have each represented and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in France, the prospectus or any other offering material relating to the notes other than to investors to whom offers and sales of notes in France may be made as described above.
      We have applied to admit the notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF, but there can be no assurance that the notes will be approved for listing or that such listing will be maintained. The underwriters have advised us that they intend to continue to make a market in the notes as permitted by applicable law. They are not obliged, however, to make a market in the notes, and any market-making may be discontinued at any time at their sole discretion. Accordingly we can give no assurance as to the development or liquidity of any market for the notes.
      Each underwriter has represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to CGG or the guarantors; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

      We have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any debt securities issued or guaranteed by us and having a maturity of more than one year from the date of issue, or any options or derivatives in respect of such debt securities, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse for a period of 90 days after the date of the settlement date for the notes; provided that this provision shall not prohibit borrowings under the credit facilities existing on the date hereof or secured financings of accounts receivables and inventory.
      We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own adviser.
      Certain of the underwriters (and/or certain of their affiliates) have performed and in the future may perform services, including commercial banking, investment banking, advisory and/or consulting services, for us in the ordinary course of business, for which they have received or will receive customary compensation. The underwriters may, from time to time, continue to engage in transactions with and perform services for us in the ordinary course of business, for which they will receive customary compensation. The underwriters may have held and in the future may hold our securities for investment purposes in the ordinary course of their business.
      An affiliate of each of Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp. was an arranger, original lender, agent and security agent, as applicable, under CGG’s $375 million bridge loan facility for the acquisition of Exploration Resources. An affiliate of each of Credit Suisse Securities (Europe) Limited and BNP Paribas Securities Corp. was an initial purchaser of CGG’s existing notes and underwriter of CGG’s share capital increase by way of preferential subscription rights in December 2005. An affiliate of Credit Suisse Securities (Europe) Limited is the sole and exclusive lead arranger, agent, security agent and sole and exclusive bookrunner of the bridge loan facility and an affiliate of Credit Suisse Securities (Europe) limited is administrative agent, collateral agent, sole bookrunner and joint lead arranger of the senior facilities. An affiliate of Credit Suisse Securities (Europe) Limited was the financial advisor to CGG in connection with the Veritas merger, and received customary fees in connection therewith. In addition, an affiliate of Credit Suisse Securities (Europe) Limited is expected to be collateral agent under the French revolving facility.
      An affiliate of each of BNP Paribas Securities Corp., Calyon Securities (USA), Inc., Natexis Bleichroeder Inc. and SG Americas Securities, LLC is a lender under the bridge loan facility and acted as co-arranger of the senior facilities. In addition, it is expected that an affiliate of each of BNP Paribas Securities Corp., Calyon Securities (USA), Inc., Natexis Bleichroeder Inc. and SG Americas Securities, LLC will be a lender under the French revolving facility. An affiliate of Natexis Bleichroeder Inc. is expected to be the agent under the French revolving facility.
      We intend to use the proceeds of this offering, together with cash on hand, to repay all amounts outstanding under the bridge loan facility.

Qualified Independent Underwriter
      The proceeds from this offering will be used to repay indebtedness owed to the underwriters or their affiliates. As more than 10% of the proceeds will be used to repay such indebtedness, the offering will be conducted in conformity with Rule 2710(h)(2) of the conduct rules of the National Association of Securities Dealers, Inc. Under this rule, the yields of the notes offered hereby can be no lower than that recommended by a “qualified independent underwriter” meeting certain standards. BNP Paribas Securities Corp. is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The respective yields of the notes offered hereby will be no higher than the yields recommended by BNP Paribas Securities Corp., which will not receive any additional compensation in connection with its acting as a qualified independent underwriter.
      The underwriters may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a broker/ dealer when the notes originally sold by such broker/ dealer are purchased in a stabilizing or covering transaction to cover short positions.
      These stabilizing transactions, covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time.
      Persons who purchase notes from the underwriters may be required to pay stamp duty, taxes and other charges in accordance with the law and practice of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each purchaser represents, warrants and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances which do not require the publication by CGGVeritas of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
Selling Restrictions
      The notes are subject to restrictions on transfer as summarized below.

France
      The notes have not been and will not be offered or sold to the public in France (appel public à l’épargne), and no offering or marketing materials relating to the notes must be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France.
      The notes may only be offered or sold in the Republic of France to qualified investors (investisseurs qualifiés) as defined in and in accordance with articles L.411-2 and D.411-1 of the French Code monétaire et financier.
      Prospective investors are informed that:
      (a) this prospectus has not been submitted for clearance to the French financial market authority (Autorité des Marchés Financiers);
      (b) in compliance with article D.411-1 of the French Code monétaire and financier any investors subscribing for the notes should be acting for their own account;
the direct and indirect distribution or sale to the public of the notes acquired by them may only be made in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French Code monétaire et financier.

Germany
      The notes will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz über die Erstellung, Billigung und Veröffentlichung des Prospekts, der beim öffentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veröffenlichen ist — Wertpapierprospektgesetz) as at June 22, 2005, effective as at July 1, 2005 as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospekt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Italy
      Neither the notes, this prospectus nor any other material relating to the notes will be offered, sold, delivered, distributed or made available in the Republic of Italy other than to professional investors (investitori professionali) as defined in article 30, paragraph 2, of Legislative Decree No. 58 of February 24, 1998 (the “Financial Laws Consolidation Act”), as subsequently amended and supplemented, which refers to the definition of “operatori qualificati” as defined in article 31, paragraph 2, of CONSOB Regulation No. 11522 of July 1, 1998, as subsequently amended and supplemented, or pursuant to article 100 of the Financial Laws Consolidation and article 33, paragraph 1, of CONSOB Regulation n. 11971 of May 14, 1999, as subsequently amended and supplemented and in accordance with applicable Italian laws and regulations.
      Any offer of the notes of the relevant class or classes to professional investors in the Republic of Italy shall be made only by banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Consolidated Banking Act, to the extent that they are duly authorized to engage in the placement and/or underwriting of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Financial Laws Consolidation Act and/or any other applicable laws and regulations and in compliance with Article 129 of the Consolidated Banking Act.
      Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Directive 2003/71/ CE (“Prospectus Directive”), such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

United Kingdom
      The notes may not be offered or sold to persons in the United Kingdom except to persons who are authorized and regulated by the Financial Services Authority or to persons who have professional experience in matters of investment within the meaning of article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”). This prospectus and any other communication in connection with the offering and issuance of the notes is intended for and directed at and may only be issued or passed on to a person authorized and regulated by the Finance Services Authority or to a person of a kind described in either Article 19 or Article 49(2) of the Order or a person to whom this prospectus or any other such communication may otherwise lawfully be issued or passed on (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Denmark
      This prospectus has not been filed with or approved by any authority in the Kingdom of Denmark. The notes have not been offered or sold and may not be offered, sold or delivered directly or indirectly in the Kingdom of Denmark, unless in compliance with the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of March 13, 2003 on the First Public Offer of Certain Securities issued pursuant hereto as amended from time to time.

Norway
      This prospectus has not been approved or registered with any authority in Norway. Accordingly, the notes have not been offered or sold, and will not be offered or sold, to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Norwegian Securities Trading Act 1997 shall be applicable.

Finland
      This prospectus has neither been approved nor filed with any Finnish authority AND DOES NOT CONSTITUTE A PROSPECTUS UNDER THE FINNISH SECURITIES MARKET ACT and it is only being distributed to a limited number of pre-selected professional investors in circumstances where the offer of notes in connection with this document does not constitute a public offer as defined in the Securities Market Act of the Republic of Finland. The notes may not be offered or sold, directly or indirectly, to any resident of the Republic of Finland or in the Republic of Finland, except pursuant to applicable Finnish law and regulations. Specifically, the notes may not be offered or sold, directly or indirectly, to the public in the Republic of Finland.

Sweden
      This document has not and will not be registered with the Swedish Financial Supervisory Authority. Accordingly, this document may not be made available, nor may the notes otherwise be marketed and offered for sale, in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act (1991:980).

The Netherlands
      Each of the underwriters represents and agrees that (a) it is a professional market party (“PMP”) within the meaning of Section 1(e) of the Exemption Regulation of June 26, 2002 in respect of the Act on the Supervision of the Credit System 1992 (Vrijstellingsregeling Wet toezicht kredietwezen 1992), as amended from time to time (the “Exemption Regulation”), where applicable read in conjunction with the policy rules of the Dutch Central Bank (de Nederlandsche Bank N.V.) on key concepts of market access and enforcement of the Act on the Supervision of the Credit System 1992 (Wet toezicht kredietwezen 1992) published on December 29, 2004 (Beleidsregel 2005 kernbegrippen markttoetreding en handhaving Wtk 1992) (the “Policy Rules”), and Section 2 of the Policy Rules, as amended, supplemented and restated from time to time and (b) it has offered or sold and will offer or sell, directly or indirectly, as part of the initial distribution or at any time thereafter, the notes exclusively (i) to PMPs as reasonably identified by us on the Closing Date or (ii) to persons which cannot reasonably be identified as PMPs by us on the Closing Date, provided that the notes have a denomination of €100,000 (or the equivalent in any other currency) and shall upon their issuance be included in a clearing institution that is established in an EU Member State, the United States of America, Japan, Australia, Canada or Switzerland, so that it can reasonably be expected that the underwriters will transfer the notes exclusively to other PMPs.

Belgium
      The notes have not been and will not be publicly offered in Belgium. The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and the prospectus or any other offering material relating to the notes has not been and will not be approved by, the Belgian Banking Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/ Commissie voor het Bank-, Financie- en Assurantiewezen). Accordingly, the offering may not be advertised and each of the underwriters has represented, warranted and agreed that it has not offered, sold or resold, transferred or delivered, and will not offer, sell, resell, transfer or deliver, the notes and that it has not distributed, and will not distribute, any memorandum, information circular, brochure or any similar documents, directly or indirectly, to any individual or legal entity in Belgium other than:

(a)	investors required to invest a minimum of €250,000 (per investor and per transaction); or

(b)	institutional investors as defined in Article 3, 27, of the Belgian Royal Decree of July 7, 1999 on the public character of financial transactions, acting for their own account.
      This prospectus has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the offering of the notes. Accordingly, the information contained therein may not be used for any other purpose nor disclosed to any other person in Belgium.

Austria
      The notes may be offered and sold in Austria only in accordance with the provisions of the Banking Act, the Securities Supervision Act of Austria (Bankwesengesetz and Wertpapieraufsichtsgesetz) and any other applicable Austrian law. The notes have not been admitted to public offer in Austria under the provisions of the Capital Markets Act or the Investment Fund Act or the Exchange Act (Kapitalmartgesetz, Investmentfondsgesetz or Börsengesetz). Consequently, in Austria, the notes may not be offered or sold directly or indirectly by way of a public offering in Austria and will only be available to a limited group of persons within the scope of their professional activities.

Switzerland
      The notes may be offered in Switzerland on the basis of a private placement, not as a public offering. The notes will neither be listed on the SWX Swiss Exchange nor are they subject to Swiss law. This prospectus therefore neither constitutes a prospectus within the meaning of Art. 1156 of the Swiss Federal Code of Obligations or Arts. 32 et seq. of the Listing Rules of the SWX Swiss Exchange, nor does it comply with the Directive for Notes of Foreign Borrowers of the Swiss Bankers Association.

Ireland
      Other than the approval by the IFSRA of this prospectus as a prospectus in accordance with the requirements of the Prospectus Directive and implementing measures in Ireland, no action has been or will be taken to permit a public offering of the notes or the distribution of this prospectus in any jurisdiction where action for that purpose is required. The distribution of this prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus (or any part hereof) comes are required by us and the underwriters to inform themselves about, and to observe, any such restrictions. Neither this prospectus nor any part hereof constitutes an offer of, or an invitation by or on behalf of us or the underwriters to subscribe for or purchase any of, the notes and neither this prospectus, nor any part hereof, may be used for or in connection with an offer to, or solicitation by, any person in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation.

Spain
      Neither the notes nor this prospectus have been approved or registered in the administrative registries of the Spanish Securities Markets Commission (Comisión Nacional del Mercado de Valores). Accordingly, the notes may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of article 30bis of the Spanish Securities Market Law of July 28, 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

Portugal
      Each underwriter represents, warrants and agrees that (i) it has not directly or indirectly taken any action or offered, advertised, sold or delivered and will not directly or indirectly offer, advertise, sell, re-sell, re-offer, or deliver any notes in circumstances which could qualify as a public offer pursuant to the Código dos Valores Mobiliários or in circumstances which could qualify the issue of the notes as an issue in the Portuguese market, and (ii) it has not directly or indirectly distributed and will not directly or indirectly distribute the prospectus, any other document, circular, advertisement or any offering material except in accordance with applicable law and regulations.

Greece
      No public offering of the Notes is permitted in the Hellenic Republic without the issuance and publication of a prospectus approved by the Capital Market Committee and consequently no advertisement of any kind, notifications, statements or other actions are permitted to be taken in the Hellenic Republic with a view to attracting the public in Greece to acquire any of the Notes. All provisions of codified law 2190/1920, law 876/1979 and presidential decree 52/1992 must be complied with in respect of anything done in relation to the public offering of the Notes in, from or otherwise involving the Hellenic Republic. In accordance with Article 4 of presidential decree 52/1992, the above approval procedure is not required if the Notes are to be offered in the Hellenic Republic only to a restricted number of investors and/or persons engaged professionally in the investment business.

Canada
      The distribution of the notes in Canada is being made only on a private placement basis, exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are effected. Accordingly, all offers, sales and resales of the notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require such offers, sales and resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Investors are advised to seek legal advice prior to any offer, sale or resale of the notes.
      Each purchaser of the notes in Canada who receives a purchase confirmation will be deemed to represent to us, the underwriter and the dealer from whom such purchase confirmation is received that:

•	such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws;

•	where required by law, that such purchaser is purchasing as principal and not as agent; and

•	such purchaser has reviewed the text in the preceding paragraph.
      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven not to represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
      All of our directors and senior executives, as well as our auditors, are located outside of Canada and, as a result, it may not be possible for Canadian subscribers to effect service of process within Canada upon us or such persons. All of our assets, and the assets of such persons, are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada. In addition, it may not be possible to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.
      A purchaser of notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within 10 days of the sale of any notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of notes acquired on the same date and under the same prospectus exemption.
      Canadian subscribers of notes should consult their own legal and tax advisers with respect to the tax consequences of an investment in the notes in their particular circumstances and with respect to the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

Hong Kong
      Each underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore
      This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, no notes have been nor will be offered or sold or made the subject of an invitation for subscription or purchase, nor has or will this prospectus or any other offering document or material in connection with the offer or sale, or invitation for subscription or purchase of such notes be distributed or circulated, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor specified in Section 274 of the Securities and Futures Act Chapter 289 of Singapore (the “SFA”), (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Malaysia
      No prospectus or other offering document has been or will be registered with the Securities Commission under the Securities Commission Act 1993 in respect of the notes. Consequently, the notes may only be offered for sale to non-residents of Malaysia (being persons who are not citizens or permanent residents of Malaysia and who do not engage in a trade or business in Malaysia and includes any offshore company incorporated under the OCA 1990 and any foreign offshore company registered under the OCA 1990). This prospectus or any other offering document or material relating to the notes will not be distributed or circulated, whether directly or indirectly, to residents of Malaysia.

LEGAL MATTERS
      Certain legal matters in connection with the validity of the notes will be passed on for us by Linklaters, Paris, France, who are acting as our special United States counsel and our French legal advisors. The underwriters have been represented by Cravath, Swaine & Moore LLP, London, United Kingdom.
EXPERTS
      The consolidated financial statements of CGG as at and for the years ended December 31, 2005 and 2004 included in this prospectus have been audited by Barbier Frinault & Autres, Ernst & Young and Mazars & Guérard, independent registered public accounting firms, as set forth in their report thereon appearing herein.
      The financial statements of Veritas DGC Inc. as at July 31, 2006 and 2005 and for the years ended July 31, 2006, 2005 and 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Exploration Resources ASA as at and for the year ended December 31, 2004 included in this prospectus have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon appearing herein.
      The consolidated financial statements of Arabian Geophysical and Surveying Company as at and for the years ended December 31, 2005, 2004 and 2003 included in this prospectus have been audited by Ernst & Young, independent public accounting firm, as set forth in their report thereon appearing herein.
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES
      We are a company organized under the laws of France with our registered office and principal place of business in France. A majority of our directors and officers named herein are not residents of the United States, and all or a substantial portion of their assets are located outside the United States. Substantially all of our assets are located outside the United States. We have agreed, in accordance with the terms of the indenture, to accept service of process in any suit, action or proceeding with respect to the indenture or the notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may not be possible for you to effect service of process within the United States upon our directors and officers or to enforce against these persons, or us, judgments of United States courts predicated upon civil liability provisions of the federal securities laws of the United States.
      We have been advised by our French counsel, Linklaters, Paris, France, that if an original action is brought in France, predicated solely upon the United States federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought and that actions for enforcement in France of a judgment by courts in the United States exequator proceeding before the relevant civil court (Tribunal de Grande Instance), rendered against any of the French persons referred to in the second sentence of the preceding paragraph, would require such French person to waive their rights under Article 15 of the French Civil Code to be sued in France only. We believe that no such French person has waived such right with respect to actions predicated solely upon the United States federal securities laws. In addition, actions in the United States under United States federal securities laws could be affected under certain circumstances by the French Law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions.

GENERAL INFORMATION
Share Capital
      As at December 31, 2006, CGG had authorized share capital of €72,899,529 and issued share capital of €35,195,776, divided into 17,597,888 ordinary shares of €2 nominal value each. As at December 31, 2005, CGG had authorized share capital of €57,877,671 and issued and fully paid-up share capital of €34,163,360, divided into 17,081,680 ordinary shares of €2 nominal value each, all of which were fully paid.
      In connection with the merger, CGG issued 9,215,845 ordinary shares which were deposited with The Bank of New York as ADS depository, which issued 46,054,225 ADSs to be paid as merger consideration to former holders of Veritas common stock in the merger. As at January 24, 2007, CGGVeritas had 26,813,733 ordinary shares issued and outstanding, of which 6,650,443 were represented by 33,252,215 ADSs.
Corporate Authorizations
      The issue of the notes was authorized pursuant to a resolution of the Board of Directors (Conseil d’Administration) of CGG adopted on January 26, 2007. The guarantee of the notes was authorized by the Board of Directors of each Initial Guarantor.
Listing of the Notes
      Application has been made to admit the additional notes and the new notes to listing on the Luxembourg Stock Exchange and to trading on the Euro MTF.
Clearing of the Notes
      The additional notes have been accepted for clearance with the following securities codes: a CUSIP number of 204386 AF 3, a Common Code of 023143186 and an ISIN of US204386AF39.
      The new notes have been accepted for clearance with the following securities codes: a CUSIP number of 204386 AK 2, a Common Code of 028659652 and an ISIN of US204386AK24.
No Material Adverse Change
      Except as disclosed in this prospectus, there has been no significant change in the financial or trading position of CGGVeritas since December 31, 2005 or July 31, 2006 and no material adverse change in the financial position or prospects of CGGVeritas since December 31, 2005 or July 31, 2006.
Litigation
      Except as disclosed in this prospectus, neither CGGVeritas nor any of its subsidiaries is involved in any litigation, arbitration or administrative proceedings relating to amounts which, individually or in the aggregate, are material in the context of the issue of the notes and, to the best of the knowledge of CGGVeritas, there are no such litigation, arbitration or administrative proceedings pending or threatened.
Significant Subsidiaries
      For the year ended December 31, 2005, one subsidiary of CGG, Sercel S.A., represented more than 10% of consolidated revenues of CGG. Sercel S.A., a wholly owned subsidiary of Sercel Holding S.A., had operating revenues of €303.7 million in the year ended December 31, 2005 and had shareholders’ equity of €99.4 million as at December 31, 2005. Sercel S.A. paid a dividend of €0.1 million to CGG in 2005. Sercel S.A.’s registered office is at 16, rue de Bel Air, 44470 Carquefou, France.
      As at December 31, 2005, two subsidiaries of CGG, CGG Services SA and CGG Americas, Inc., each represented more than 10% of consolidated assets of CGG.

      CGG Services SA (formerly CGG Marine SAS), a wholly owned subsidiary of CGG, had operating revenues of €150.2 million in the year ended December 31, 2005 and had shareholders’ equity of €42.3 million as at December 31, 2005. CGG Services SA did not pay any dividends to CGG in 2005. CGG Services’ registered office is at 1, rue Léon Migaux, 91300 Massy, France.
      CGG Americas, Inc. is described below under the heading “Initial Guarantors”.

Initial Guarantors
      CGG Americas, Inc., a wholly owned subsidiary of CGG, is primarily engaged in the production and sale of our multi-client data library in the Gulf of Mexico and the processing of data for clients in the United States. CGG Americas, Inc. had operating revenues of €113.1 million in the year ended December 31, 2005 and had shareholders’ equity of €95.4 million as at December 31, 2005. CGG Americas, Inc. did not pay any dividends to CGG in 2005. CGG Americas, Inc.’s registered office is at 16430 Park Ten Place, Houston, Texas 77084, United States of America.
      CGG Canada Services Ltd, a wholly owned subsidiary of CGG, is primarily engaged in the processing of seismic data in our Calgary centre. CGG Canada Services had operating revenues of €2.9 million in the year ended December 31, 2005 and had shareholders’ equity of €1.5 million as at December 31, 2005. CGG Canada Service’s registered office is at 450, 808-4th avenue Southwest, SW, Calgary ABTP3E8, Canada.
      CGG Marine Resources Norge A/ S, a wholly owned subsidiary of CGG, is the owner of the CGG Amadeus and CGG Symphony seismic vessels. CGG Marine Resources Norge A/ S had operating revenues of €45.0 million in the year ended December 31, 2005 and had shareholders’ equity of €59.4 million as at December 31, 2005. CGG Marine Resources Norge A/ S’s registered office is at OH BANGS VEI 70, 1363 Hovik, Norway.
      Sercel Inc., a wholly owned subsidiary of Sercel Holding S.A., is primarily engaged in the production and distribution of marine seismic equipment, geophones and other products. Sercel Inc. had operating revenues of €116.5 million in the year ended December 31, 2005 and had shareholders’ equity of €115.0 million as at December 31, 2005. Sercel Inc.’s registered office is at 17200 Park Row, Houston, Texas 77084, United States of America.
      Sercel Australia Pty Ltd, a wholly owned subsidiary of Sercel Holding S.A., is primarily engaged in the production and distribution of marine seismic products. Sercel Australia had operating revenues of €14.4 million in the year ended December 31, 2005 and had shareholders’ equity of €19.4 million as at December 31, 2005. Sercel Australia’s registered office is at 274 Victoria Road, Rydalmere, New South Wales, Australia.
      Sercel Canada Ltd, a wholly owned subsidiary of Sercel Inc., is primarily engaged in the rental and sale of products for the geophysical land market. Sercel Canada has operating revenues of €15.7 million in the year ended December 31, 2005 and had shareholders’ equity of €7.8 million as at December 31, 2005. Sercel Canada’s registered office is at 1108 55th Avenue NE, Calgary, Alberta, T2E 6Y, Canada.
      CGGVeritas Services Inc. had consolidated operating revenues of $822.2 million in the year ended July 31, 2006 and had consolidated shareholders’ equity of $710.5 million as at July 31, 2006. CGGVeritas Services Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America. Veritas DGC Inc., the predecessor of CGGVeritas Services Inc., was incorporated under Delaware law on June 21,1991.
      Veritas DGC Land Inc., a wholly owned subsidiary of Veritas, is primarily engaged in acquiring seismic data on land in the U.S. for third parties on a contract basis and acquiring and licensing U.S. land multi-client library data. Veritas DGC Land Inc. had operating revenues of $142.1 million in the year ended July 31, 2006 and had shareholders’ equity of $20.0 million as at July 31, 2006. Veritas DGC Land Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.
      Veritas Geophysical Corporation, a wholly owned subsidiary of Veritas, is primarily engaged in acquiring marine seismic data in U.S. waters for third parties on a contract basis, acquiring, processing and licensing marine multi-client library data, and processing seismic data for third parties. Veritas Geophysical Corporation had operating revenues of $208.9 million in the year ended July 31, 2006 and had shareholders’ equity of $132.5 million as at July 31, 2006. Veritas Geophysical Corporation’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.
      Veritas Investments Inc., a wholly owned subsidiary of Veritas, is primarily engaged in a holding company that owns the stock in Veritas’ Norwegian and Mexican subsidiaries. Veritas Investments Inc. had no operating revenues in the year ended July 31, 2006 and had shareholders’ equity of $(2.0) million as at July 31, 2006. Veritas Investments Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.
      Viking Maritime Inc., a wholly owned subsidiary of Veritas, is primarily engaged in chartering, as charterer, and operating seismic and support vessels. Viking Maritime Inc. had operating revenues of $26.0 million in the year ended July 31, 2006 and had shareholders’ equity of $30.0 million as at July 31, 2006. Viking Maritime Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.
      Veritas Geophysical (Mexico) LLC, a wholly owned subsidiary of Veritas, is primarily engaged in a holding company that owns, together with Veritas Investments Inc., Veritas’ three Mexican subsidiaries. Veritas Geophysical (Mexico) LLC had no operating revenues in the year ended July 31, 2006 and no shareholders’ equity as at July 31, 2006. Veritas Geophysical (Mexico) LLC’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.
      Veritas DGC Asia Pacific Ltd, a wholly owned subsidiary of Veritas, is primarily engaged in a holding company that owns all of the shares of Veritas’ Singapore subsidiary. Veritas DGC Asia Pacific Ltd had operating revenues of $7.0 million in the year ended July 31, 2006 and had shareholders’ equity of $(2.4) million as at July 31, 2006. Veritas DGC Asia Pacific Ltd’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.
      Alitheia Resources Inc., a wholly owned subsidiary of Veritas, is primarily engaged in acquiring, exploring and marketing oil and gas properties in the Gulf of Mexico. Alitheia Resources Inc. had operating revenues of $0.2 million in the year ended July 31, 2006 and had shareholders’ equity of $(1.6) million as at July 31, 2006. Alitheia Resources Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.
      For more information on the Initial Guarantors, see Note 31D to the CGG consolidated annual financial statements, Note 4 to the CGG consolidated interim financial statements for the nine months ended September 30, 2006, Note 16 to the Veritas consolidated annual financial statements and Note 11 to the Veritas consolidated interim financial statements for the three months ended October 31, 2006, all included elsewhere in this prospectus.

Documents Available
      Copies of the annual reports of CGG for 2003, 2004 and 2005, annual reports of Veritas for fiscal years 2004, 2005 and 2006, the constitutive documents of CGGVeritas, the indenture and copies of the most recently published report and consolidated and non-consolidated financial statements of CGG, Veritas or CGGVeritas will, for so long as the notes are listed on the Luxembourg Stock Exchange, be available free of charge during usual business hours on any weekday (except Saturdays, Sundays and public holidays) at the specified offices of the Paying Agent in Luxembourg. We publish a semi-annual consolidated statement of operations, statement of cash flow and balance sheet, each of which will be delivered to, and copies of which may be obtained free of charge from, the specified offices of the Paying Agent in Luxembourg. We do not publish interim non-consolidated statements. All published interim statements are unaudited.
      We have undertaken to the holders of the notes that we will submit certain quarterly financial information to the Commission. Any such quarterly information will also be delivered to, and copies of such information may be obtained free of charge from, the specified offices of the Paying Agent in Luxembourg.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE
FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005

FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2006	2005

	(unaudited)	(audited)
	(in millions of euros)
ASSETS
Cash and cash equivalents	168.7	112.4
Trade accounts and notes receivable, net	331.4	297.5
Inventories and work-in-progress, net	171.9	139.5
Income tax assets	19.6	10.1
Other current assets, net	53.5	41.5
Assets held for sale	—	3.5
Total current assets	745.1	604.5
Deferred tax assets	47.5	31.6
Investments and other financial assets, net	18.9	15.3
Investments in companies under equity method	46.8	44.4
Property, plant and equipment, net	485.0	480.1
Goodwill and intangible assets, net	408.4	389.2
Total non-current assets	1,006.6	960.6
TOTAL ASSETS	1,751.7	1,565.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	10.9	9.3
Current portion of financial debt	44.0	157.9
Trade accounts and notes payable	137.1	178.5
Accrued payroll costs	66.9	57.8
Income taxes payable	35.1	29.3
Advance billings to customers	37.9	19.5
Provisions — current portion	16.2	17.7
Other current liabilities	29.2	35.2
Total current liabilities	377.3	505.2
Deferred tax liabilities	70.9	56.9
Provisions — non-current portion	19.8	18.4
Financial debt	386.8	242.4
Derivative on convertible bonds	—	11.3
Other non-current liabilities	22.9	20.7
Total non-current liabilities	500.4	349.7
Common stock, 34,762,762 shares authorized 17,507,110 shares with a €2 nominal value issued and outstanding at September 30, 2006; 17,081,680 at December 31, 2005	35.0	34.2
Additional paid-in capital	390.7	372.3
Retained earnings	317.3	291.0
Treasury shares	2.6	(1.1)
Net income (loss) for the period — Attributable to the Group	119.8	(7.8)
Income and expense recognized directly in equity	3.6	(1.4)
Cumulative translation adjustment	(18.5)	11.3
Total shareholders’ equity	850.5	698.5
Minority interests	23.5	11.7
Total shareholders’ equity and minority interests	874.0	710.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,751.7	1,565.1

The accompanying notes are an integral part of the consolidated financial statements.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Nine Months Ended		Three Months Ended
		September 30,		September 30,

	Notes	2006	2005	2006	2005

			restated(1)		restated(1)
	(unaudited)
	(in millions of euros, except per share data)
Operating revenues		955.6	607.5	321.1	220.5
Other income from ordinary activities		1.4	1.2	0.5	0.4

Total income from ordinary activities		957.0	608.7	321.6	220.9

Cost of operations		(636.7)	(473.2)	(216.3)	(175.0)

Gross profit		320.3	135.5	105.3	45.9

Research and development expenses — net		(27.8)	(23.6)	(9.4)	(8.8)
Selling, general and administrative expenses		(86.9)	(64.2)	(26.6)	(22.3)
Other revenues (expenses) — net		12.0	(2.7)	2.2	(1.9)

Operating income		217.6	45.0	71.5	12.9

Expenses related to financial debt		(24.0)	(29.4)	(7.9)	(8.2)
Income provided by cash and cash equivalents		4.8	2.7	1.8	1.1
Cost of financial debt, net		(19.2)	(26.7)	(6.1)	(7.1)
Derivative and other expenses on convertible bonds		(23.0)	(38.0)	—	(23.3)
Other financial income (loss)		(8.4)	1.3	(1.8)	0.6

Income (loss) from consolidated companies before income taxes		167.0	(18.4)	63.6	(16.9)

Income taxes		(54.9)	(18.5)	(21.9)	(3.7)

Net income (loss) from consolidated companies		112.1	(36.9)	41.7	(20.6)

Equity in income (losses) of affiliates		8.9	9.6	3.1	2.9

Net income (loss)		121.0	(27.3)	44.8	(17.7)

Attributable to:
Shareholders		119.8	(27.9)	44.5	(18.3)
Minority interest		1.2	0.6	0.3	0.6
Weighted average number of shares outstanding		17,318,957	11,765,118	17,496,278	11,698,623
Dilutive potential shares from stock options		356,659	285,979	364,187	285,979
Dilutive potential shares from convertible bonds		—	1,400,000	—	1,400,000
Dilutive weighted average number of shares outstanding		17,675,616	13,451,097	17,860,465	13,384,602
Net income (loss) per share
Basic		6.92	(2.37)	2.55	(1.57)
Diluted(2)		6.78	(2.37)	2.49	(1.57)

(1)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

(2)	Stock options and convertible bonds had an anti-dilutive effect for the three months and the nine months periods ended September 30, 2005; as a consequence, potential shares linked to those instruments are not taken into account in the adjusted dilutive weighted average number of shares, nor in the calculation of diluted loss per share.
The accompanying notes are an integral part of the consolidated financial statements.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2006	2005

		restated(1)
	(unaudited)
	(in millions of euros)
OPERATING
Net income (loss)	121.0	(27.3)
Depreciation and amortization	76.0	51.0
Multi-client surveys amortization	60.7	48.3
Variance on provisions	3.3	0.3
Expense & income calculated on stock-option	4.0	0.3
Net gain on disposal of fixed assets	(6.0)	0.1
Equity in income of affiliates	(8.9)	(9.6)
Dividends received from affiliates	4.3	4.2
Other non-cash items	28.1	36.8
Net cash including net cost of financial debt and income taxes	282.5	104.1
Less net cost of financial debt	19.2	26.7
Less income taxes expenses	54.9	18.5
Net cash excluding net cost of financial debt and income taxes	356.6	149.3
Income taxes paid	(60.6)	(28.1)
Net cash before changes in working capital	296.0	121.2
INVESTING
— change in trade accounts and notes receivable	(52.2)	(25.4)
— change in inventories and work in progress	(28.3)	(17.1)
— change in other current assets	(5.0)	(5.5)
— change in trade accounts and notes payable	(12.5)	13.1
— change in other current liabilities	8.4	9.9
Impact of changes in exchange rate	(12.1)	13.1

Net cash provided by operating activities	194.3	109.3

Total purchases of tangible & intangible assets (included variation of fixed assets suppliers)	(131.3)	(67.7)
Investments in multi-client surveys	(38.9)	(19.2)
Proceeds from disposals tangible & intangible	5.7	1.6
Total net proceeds from financial assets	16.6	—
Acquisition in investments, net of cash and cash equivalents acquired	(47.7)	(262.2)
Variation in loans granted	(0.2)	0.2
Variation in subsidies for Capital Expenditures	0.3	0.5
Variation in other non-current financial assets	(6.7)	(0.4)

Net cash from investing activities	(202.2)	(347.2)

FINANCING
Repayment of long-term debt	(129.7)	(178.1)
Total issuance of long-term debt	215.9	442.6
Reimbursement on leasing	(17.6)	(9.0)
Change in short-term loans	1.9	2.0
Financial interest paid	(12.5)	(32.2)
Net proceeds from capital increase:
— from shareholders	8.0	7.6
— from minority interest of integrated companies	—	—
Dividends paid and share capital reimbursements
— to shareholders	—	—
— to minority interest of integrated companies	(0.4)	(0.2)
Buying & sales from treasury shares	3.7	0.1

Net cash provided by financing activities	69.3	232.8

Effects of exchange rate changes on cash	(5.1)	12.6
Net increase (decrease) in cash and cash equivalents	56.3	7.5
Cash and cash equivalents at beginning of year	112.4	130.6

Cash and cash equivalents at end of period	168.7	138.1

(1)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	equity	adjustment	equity	interests	interest

	(unaudited)
	(in millions of euros)
Balance at January 01, 2005	11,682,218	23.4	173.4	208.1	1.8	3.7	(17.2)	393.3	9.1	402.3
Capital increase	147,432	0.3	7.6					7.9		7.9
Net income				(27.9)				(27.9)	0.6	(27.3)
Cost of share-based payment				0.3				0.3		0.3
Transactions with treasury shares					0.1			0.1		0.1
Financial instruments: variance and transfer to income statement(1)						(6.4)		(6.4)		(6.4)
Foreign currency translation: variance and transfer to income statement(2)							23.6	23.6	1.3	24.9

Income and expense recognized directly in equity(1) + (2)				—	0.1	(6.4)	23.6	17.2	1.3	18.5
Others(a)			(54.2)	53.6		0.6			—	—

Balance at September 30, 2005 restated(b)	11,829,650	23.7	126.8	234.1	2.0	(2.1)	6.4	390.9	11.0	401.9

(a)	Deduction from issuance premium for allocation to the carry forward

(b)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	equity	adjustment	equity	interests	interest

	(amounts in millions of euros)
Balance at January 01, 2006	17,081,680	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2
Capital increase	128,852	0.3	7.8					8.1		8.1
Conversion of convertible bonds	274,914	0.5	10.6	31.1				42.2		42.2
Net income				119.8				119.8	1.2	121.0
Cost of share-based payments				4.0				4.0	(0.3)	3.7
Transactions with treasury shares					3.7			3.7		3.7
Actuarial gains/losses on pension plans(1)				(1.0)				(1.0)		(1.0)
Financial instruments: variance and transfer to income statement(2)						5.0		5.0		5.0
Foreign currency translation: variance and transfer to income statement(3)							(29.8)	(29.8)	(0.6)	(30.4)

Income and expense recognized directly in equity(1) + (2) + (3)				(1.0)		5.0	(29.8)	(25.8)	(0.6)	(26.4)
Others(a)									11.5	11.5

Balance at September 30, 2006	17,507,110	35.0	390.7	437.1	2.6	3.6	(18.5)	850.5	23.5	874.0

(a)	Sale of 49% of CGG Ardiseis to minority shareholders.

Statement of income and expenses attributable to shareholders

		September, 30
	September, 30
	2006	2005

		restated(1)
	(in millions of euros)
Net income	119.8	(27.9)
— Actuarial gains and losses on pension plans	(1.0)	—
— Variance in fair value of hedging instruments	5.0	(6.4)
— Variance in fair value of available-for-sale financial assets	—	—
— Variance in foreign currency translation adjustment	(29.8)	23.6

Incomes and expenses recognized directly in equity for the period	94.0	(10.7)

(1)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1 — Summary of significant accounting policies
      Compagnie Générale de Géophysique, S.A. (the “Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
      Pursuant to European regulation n 1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) at September 30, 2006.
      The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Critical Accounting Policies
      Our significant accounting policies, which we have applied in preparing our interim consolidated financial statements at and for the nine months ended September 30, 2006 are the same as those applied in preparing our consolidated financial statements at and for the year ended December 31, 2005, as described in our 2005 Form 20-F annual report.
      The following Standards and Interpretations have been effective since January 1, 2006:

IFRS 6 — Exploration for and evaluation of mineral resources

Amendment to IAS 19 — Employee benefits — Actuarial gains and losses, Group Plans and Disclosures

Amendment to IAS 21 — Net investment in a foreign operation

Amendment to IAS 39 — Financial Instruments: Recognition and Measurement — The Fair Value Option

Amendment to IAS 39 — Cash-flow Hedge Accounting of Forecast Intragroup Transactions

Amendment to IAS 39 and to IFRS 4 — Financial Guarantees Contracts

Amendment to IFRS 1 and to IFRS 6 — First time adoption of IFRS 6

IFRIC 4 — Determining whether an arrangement contains a lease

IFRIC 5 — Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

IFRIC 6 — Liabilities arising from Participating in a Specific Market — Waste electrical and Electronic equipment

These Standards and Interpretations had no significant impact on our consolidated financial statements.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet effective:

IFRS 7 — Financial instruments — Disclosures

Amendment to IAS 1 — Presentation of financial statements: Capital disclosures

IFRIC 7 — Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies

IFRIC 8 — Scope of IFRS 2

IFRIC 9 — Reassessment of embedded derivatives

IFRIC 10 — Interim Financial Reporting and Impairment
      We are currently reviewing these Standards and Interpretations to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.
Note 2 — Analysis by operating segment and geographic zone
      The following tables present revenues, operating income and identifiable assets by operating segment, operating revenues by geographic zone (by location of customers and by origin) as well as operating revenues by category.
      The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Geophysical services, which consist of (i) land seismic data acquisition, (ii) marine seismic data acquisition, (iii) other geophysical data acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Analysis by operating segment

	Nine Months Ended September 30, 2006					Nine Months Ended September 30, 2005

			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total

	(in millions of euros)
Revenues from unaffiliated customers	603.3	352.3	—		955.6	391.6	215.9	—		607.5
Inter-segment revenues	0.6	69.2	(69.8)		—	0.5	40.1	(40.6)		—

Operating revenues	603.9	421.5	(69.8)		955.6	392.1	256.0	(40.6)		607.5

Other income from ordinary activities	1.4	—	—		1.4	1.2	—	—		1.2

Total income from ordinary activities	605.3	421.5	(69.8)		957.0	393.3	256.0	(40.6)		608.7

Operating income (loss)	129.7	113.5	(25.6	)(a)	217.6	14.0	49.3	(18.3	)(a)	45.0

Equity income (loss) of investees	9.0	(0.1)	—		8.9	9.8	(0.2)	—		9.6
Capital expenditures(b)	162.8	22.5	(16.3)		169.0	100.0	14.0	(12.4)		101.6
Depreciation and amortization(c)	130.9	12.7	(6.9)		136.7	90.0	12.9	(3.6)		99.3
Investments in companies under equity method	1.0	—	—		1.0	—	—	—		—

Identifiable assets	1,154.5	476.7	(103.7)		1,527.5	1,072.1	358.2	(82.8)		1,347.5

Unallocated and corporate assets					224.2					183.6

Total assets					1,751.7					1,531.1

(a)	Includes general corporate expenses of €19.2 million for the nine months ended September 30, 2006 and of €8.9 million for the nine months ended September 30, 2005

(b)	Includes (i) investments in multi-client surveys of €38.9 million for the nine months ended September 30, 2006 and €19.2 million for the nine months ended September 30, 2005, (ii) equipment acquired under capital leases of €0.2 million for nine months ended September 30, 2006 and €13.6 million for the nine months ended September 30, 2005, (iii) capitalized development costs in the Services segment for €7.0 million for the nine months ended September 30, 2006 and €3.1 million for the nine months ended September 30, 2005, and (iv) capitalized development costs in the Products segment for €2.9 million for the nine months ended September 30, 2006 and €2.4 million for the nine months ended September 30, 2005

(c)	Includes multi-client amortization of €60.7 million for the nine months ended September 30, 2006 and €48.3 million for nine months ended September 30, 2005.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Three Months Ended September 30, 2006					Three Months Ended September 30, 2005

			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total

	(in millions of euros)
Revenues from unaffiliated customers	201.0	120.1	—		321.1	143.2	77.3	—		220.5
Inter-segment revenues	—	14.2	(14.2)		—	0.2	19.8	(20.0)		—

Operating revenues	201.0	134.3	(14.2)		321.1	143.4	97.1	(20.0)		220.5

Other income from ordinary activities	0.5	—	—		0.5	0.4	—	—		0.4

Total income from ordinary activities	201.5	134.3	(14.2)		321.6	143.8	97.1	(20.0)		220.9

Operating income (loss)	40.0	38.6	(7.1	)(a)	71.5	2.4	19.2	(8.7	)(a)	12.9

Equity income (loss) of investees	3.1	—	—		3.1	2.9	—	—		2.9
Capital expenditures(b)	38.8	14.0	(4.1)		48.7	38.1	5.5	(7.3)		36.3
Depreciation and amortization(c)	48.1	4.7	(2.8)		50.0	32.9	4.4	(1.3)		36.0
Investments in companies under equity method	—	—	—		—	—	—	—		—

(a)	Includes general corporate expenses of €6.4 million for the three months ended September 30, 2006 and of €2.5 million for the three months ended September 30, 2005.

(b)	Includes (i) investments in multi-client surveys of €12.4 million for the three months ended September 30, 2006 and €4.2 million for the three months ended September 30, 2005, (ii) no equipment acquired under capital leases for the three months ended September 30, 2006 and €0.4 million for the three months ended September 30, 2005, (iii) and development costs capitalized in the Services segment of €3.6 million for the three months ended September 30, 2006 and €0.9 million for the three months ended September 30, 2005, and (iv) development costs capitalized in the Products segment of €1.0 million for the three months ended September 30, 2006 and €0.6 million for the three months ended September 30, 2005.

(c)	Includes multi-client amortization of €22.1 million for the three months ended September 30, 2006 and of €17.0 million for the three months ended September 30, 2005.
Analysis by geographic zone
      The following table sets forth our consolidated operating revenues by geographic zone, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

Analysis of operating revenues by location of customers

	Nine Months Ended September 30,				Three Months Ended September 30,

	2006		2005		2006		2005

	(in millions of euros, except percentages)
France	14.4	1.5%	5.4	0.9%	10.1	3.1%	1.3	0.6%
Rest of Europe	215.0	22.5%	133.2	21.9%	88.0	27.4%	67.2	30.5%
Asia-Pacific/ Middle East	313.2	32.8%	217.1	35.7%	90.5	28.2%	69.3	31.4%
Africa	99.0	10.4%	73.1	12.0%	39.2	12.2%	26.0	11.8%
Americas	314.0	32.8%	178.7	29.4%	93.3	29.1%	56.7	25.7%

Consolidated Total	955.6	100%	607.5	100%	321.1	100%	220.5	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Analysis of operating revenues by location of origin

	Nine Months Ended September 30,				Three Months Ended September 30,

	2006		2005		2006		2005

	(in millions of euros, except percentages)
France	211.3	22.1%	137.6	22.6%	74.4	23.2%	30.3	13.7%
Rest of Europe	81.6	8.5%	90.8	14.9%	39.3	12.3%	49.4	22.4%
Asia-Pacific/ Middle East	216.2	22.6%	145.4	23.9%	60.5	18.8%	39.3	17.9%
Africa	79.1	8.3%	36.9	6.1%	32.3	10.0%	14.4	6.5%
Americas	367.4	38.5%	196.8	32.4%	114.6	35.7%	87.1	39.5%

Consolidated Total	955.6	100%	607.5	100%	321.1	100%	220.5	100%

NOTE 3 — RECONCILIATION TO U.S. GAAP
A — SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES
FOLLOWED BY THE GROUP AND U.S. GAAP
      The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in section B below.
Goodwill
      Under IFRS, we no longer amortize goodwill beginning January 1, 2004. Under U.S. GAAP, we no longer amortize goodwill beginning January 1, 2002.
Deferred taxes
      Under IFRS, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.
      Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N° 52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.
Currency translation adjustment
      Under IFRS, the accumulated total of translation adjustments at January 1, 2004 is reversed against consolidated reserves. As a consequence, all gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of scope of consolidation are computed on the basis of the restated currency translation adjustment.
      Under U.S. GAAP, historical values are maintained for currency translation adjustment and thus for calculation of gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Stock-based compensation
      Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date — corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model only for stock-options plans granted since November 7, 2002.
      Under U.S. GAAP, the Group applies the FAS 123R standard in 2006. Compensation costs for requisite services rendered over the period are recognized at their fair value through the income statement. This method applies to all plans granted by the Group.
Development costs
      Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible and,

•	the Group has sufficient resources to complete development.
      Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Convertible bonds
      For U.S. GAAP purposes, as regards convertible bonds, there was an embedded derivative that cannot be reliably assessed, corresponding to the early redemption clause (see note 12 to our consolidated annual financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005) that was not recognized in the financial statements. The convertible bonds were fully converted in May 2006 and the early redemption clause was not exercised.
Pension, post-employment benefits and other post-employment benefits
      Under IFRS, we record actuarial gains and losses on defined benefit plans directly in equity.
      Under U.S. GAAP, we record actuarial gains and losses on defined benefit plans as a cost in the income statement.
Derivative instruments and hedging activity
      Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) in the industry.
      Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Comprehensive income
      Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income correspond to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.
      In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.
      For us, this statements includes, in addition to net income:

•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
B — RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP
Consolidated Net Income

	September 30,	September 30,
	2006	2005

	(unaudited)	restated
		(unaudited)
	(in millions of euros,
	except per share data)
Net income (loss) attributable to shareholders as reported in Consolidated Statements of operations	119.8	(27.9)
Deferred tax (FAS 109)	(1.6)	1.8
Loss on extinguishment of debt (APB 26)	—	(2.8)
Stock options	(0.5)	0.1
Actuarial gain/(loss) on pension plan	(1.0)	—
Cancellation of IFRS long-term contracts adjustment	—	(2.2)
Cancellation of IFRS currency translation adjustment	—	3.6
Cancellation of IFRS tangible assets adjustment	0.2	0.2
Cancellation of IFRS capitalization of development costs (before tax)	(7.7)	(4.0)
Deferred tax on cancellation of IFRS capitalization of development costs (2)	7.7	—
Derivative instruments (FAS 133)	(22.9)	15.9

Net income according to U.S. GAAP	94.0	(15.3)

Weighted average number of shares outstanding	17,318,957	11,765,118
Dilutive potential shares from stock-options	356,659	285,979
Dilutive potential shares from convertible bonds	—	1,400,000

Adjusted weighted average shares and assumed option exercises	17,675,616	13,451,097

Net income (loss) per share
Basic for shareholder	5.43	(1.30)
Diluted for shareholder	5.32	(1.30)

(1)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.
(2)	Tax effect is linked to the first-time recognition of all the deferred tax liability position on capitalized development costs under IFRS of French tax Group, which is cancelled under U.S. GAAP.
Shareholders’ equity

	September 30,	December 31,
	2006	2005

	(unaudited)
	(in millions of euros)
Shareholders’ equity as reported in the Consolidated Balance Sheets	850.5	698.5
Goodwill amortization (FAS 142) (a)	12.5	13.4
Deferred tax (FAS 109) (a)	(10.2)	(8.3)
Stock options	(7.0)	(2.5)
Cancellation of IFRS tangible assets adjustment	(6.7)	(6.9)
Cancellation of IFRS capitalization of development costs (a)	(13.4)	(13.6)
Derivative instruments	(14.0)	8.9

Shareholders’ equity according to U.S. GAAP	811.7	689.5

(a)	Net of currency translation adjustment effect and of deferred tax

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
CONDENSED US GAAP INCOME STATEMENT AND BALANCE SHEET
Condensed US GAAP income statement

	September 30,
	(unaudited)
	2006	2005

		restated (1)
	(amounts in millions of euros
	except per share data)
Operating revenues	967.7	601.6
Cost of operations	(636.4)	(469.2)

Gross profit	331.3	132.4

Research and development expenses — net	(37.7)	(29.1)
Selling, general and administrative expenses	(87.4)	(64.1)
Other revenues (expenses) — net	8.8	(1.0)

Operating income	215.0	38.2

Cost of financial debt, net	(19.2)	(29.5)
Derivative and other expenses on convertible bonds	(23.0)	(38.0)
Other financial income (loss)	(45.1)	21.4
Equity in income of affiliates	8.9	9.6

Income of consolidated companies before income taxes and minority interests	136.6	1.7

Income taxes	(41.4)	(16.4)
Minority interests	(1.2)	(0.6)

Net income	94.0	(15.3)

Dilutive weighted average number of shares outstanding	17,318,957	11,765,118
Dilutive potential shares from stock-options	356,659	285,979
Dilutive potential shares from convertible bonds	—	1,400,000
Adjusted weighted average shares and assumed option exercises when dilutive	17,675,616	13,451,097
Net income per share
Basic for shareholder	5.43	(1.30)
Diluted for shareholder	5.32	(1.30)

(1)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Condensed US GAAP Balance Sheet

	September 30,	December 31,
	2006	2005

	(amounts in millions of euros)
ASSETS
Current assets	750.2	608.5
Long-term assets	1,001.0	965.4

Total Assets	1,751.2	1,573.8

LIABILITIES
Current liabilities	407.5	509.9
Long term liabilities	508.5	362.7
Minority interests	23.5	11.7
Shareholders equity	811.7	689.5

Total Liabilities	1,751.2	1,573.8

Statement of Comprehensive income (loss) US GAAP

	September 30,

	2006	2005

	(in millions of euros)
Net income (loss) under US GAAP	94.0	(15.3)
Other comprehensive income (loss)
— Changes in the cumulative translation adjustment	(30.8)	18.2
— Changes in the fair value of available-for-sale securities		—
— Changes in the fair value of derivative instruments	5.0	(5.9)
Comprehensive income (loss) under U.S. GAAP	68.2	(3.0)
Statement of Accumulated Other Comprehensive Loss US GAAP

	September 30,

	2006	2005

	(in millions of euros)
— Cumulative Translation adjustment	(72.7)	(47.0)
— Fair value of available-for-sale securities		—
— Fair value of derivative instruments	3.6	(3.2)
Accumulated Other Comprehensive loss under U.S. GAAP	(69.1)	(50.2)

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 4 — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES
      The following table presents condensed consolidating financial information in IFRS for the Company, on the one hand, and CGG Canada Services Ltd, CGG Americas, Inc., CGG Marine Resources Norge A/ S, Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd, taken as a group ( the “Subsidiary Group”), on the other hand, as of and for the nine months ended September 30, 2006 and 2005. The column “Sercel Subsidiary Group” includes Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd.

						Sercel
		Subsidiary		Consolidating		Subsidiary
IFRS	CGG	Group	Others	adjustments	Consolidated	Group

	(in € millions)
2006
Total assets	952.9	610.8	1,359.7	(1,171.7)	1,751.7	208.7
Operating revenues	210.8	423.5	791.2	(469.9)	955.6	229.2
Operating income (loss)	9.4	126.4	135.8	(54.0)	217.6	33.6
Net income (loss)	47.5	77.0	126.6	(131.3)	119.8	22.3
2005
Total assets	895.5	542.9	955.3	(863.3)	1,530.4	190.3
Operating revenues	155.9	193.4	474.9	(216.8)	607.4	93.8
Operating income (loss)	(24.1)	26.3	64.6	(21.8)	45.0	0.7
Net income (loss)	(5.8)	14.8	72.4	(108.7)	(27.3)	(0.5)

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE
FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

COMPAGNIE GENERALE DE GEOPHYSIQUE

BARBIER FRINAULT & AUTRES ERNST & YOUNG 41, rue Ybry 92576 Neuilly-sur-Seine cedex	MAZARS & GUERARD MAZARS Le Vinci – 4, allée de l’Arche 92075 La Defense cedex
Report of independent auditors
To the Board of Directors and Shareholders of Compagnie Générale de Géophysique, S.A.:
      We have audited the accompanying consolidated balance sheets of Compagnie Générale de Géophysique, S.A. as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compagnie Générale de Géophysique, S.A. at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union.
      International Financial reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.
Neuilly-sur-Seine and Paris La Défense, April 26, 2006 except for the note 31 for which the date is May 9, 2006

BARBIER FRINAULT & AUTRES ERNST & YOUNG /s/ Pascal MACIOCE Pascal MACIOCE	MAZARS & GUERARD /s/ Philippe CASTAGNAC Philippe CASTAGNAC

COMPAGNIE GENERALE DE GEOPHYSIQUE
CONSOLIDATED BALANCE SHEETS

		December 31,

	Notes	2005	2004

		(amounts in
		millions of euros)
ASSETS
Cash and cash equivalents	12	112.4	130.6
Trade accounts and notes receivable, net	3	297.5	196.8
Inventories and work-in-progress, net	4	139.5	86.8
Income tax assets		10.1	4.2
Other current assets, net	5	41.5	48.7
Assets held for sale		3.5

Total current assets		604.5	467.1

Deferred tax assets	23	31.6	31.5
Investments and other financial assets, net	7	15.3	12.5
Investments in companies under equity method	8	44.4	30.8
Property, plant and equipment, net	9	480.1	204.1
Goodwill and intangible assets, net	10	389.2	225.2

Total non-current assets		960.6	504.1

TOTAL ASSETS		1,565.1	971.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	12	9.3	2.8
Current portion of financial debt	12	157.9	73.1
Trade accounts and notes payables		178.5	98.3
Accrued payroll costs		57.8	47.6
Income taxes payable		29.3	24.0
Advance billings to customers		19.5	13.2
Provisions — current portion	15	17.7	14.2
Other current liabilities	11	35.2	22.8

Total current liabilities		505.2	296.0

Deferred tax liabilities	23	56.9	26.7
Provisions — non-current portion	15	18.4	16.0
Financial debt	12	242.4	176.5
Derivative on convertible bonds	12	11.3	33.9
Other non-current liabilities	16	20.7	19.8

Total non-current liabilities		349.7	272.9

Common stock: 28,938,836 shares authorized and 17,081,680 shares with a €2 nominal value issued and outstanding at December 31, 2005; 11,682,218 at December 31, 2004	14	34.2	23.4
Additional paid-in capital		372.3	173.4
Retained earnings		291.0	214.5
Treasury shares		(1.1)	1.8
Net loss for the period — Attributable to the Group		(7.8)	(6.4)
Income and expense recognized directly in equity		(1.4)	3.7
Cumulative translation adjustment		11.3	(17.2)
Total shareholders’ equity		698.5	393.2
Minority interests		11.7	9.1

Total shareholders’ equity and minority interests		710.2	402.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,565.1	971.2

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE
CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31,

	Notes	2005	2004

		(in millions of euros,
		except per share data)
Operating revenues	18	869.9	687.4
Other income from ordinary activities	18	1.9	0.4
Total income from ordinary activities		871.8	687.8
Cost of operations		(670.0)	(554.0)

Gross profit	18	201.8	133.8

Research and development expenses — net	19	(31.1)	(28.8)
Selling, general and administrative expenses		(91.2)	(78.6)
Other revenues (expenses) — net	20	(4.4)	19.3

Operating income	18	75.1	45.7

Expenses related to financial debt		(45.8)	(30.0)
Income provided by cash and cash equivalents		3.5	2.2
Cost of financial debt, net	21	(42.3)	(27.8)
Variance on derivative on convertible bonds		(11.5)	(23.5)
Other financial income (loss)	22	(14.5)	0.8
Income (loss) of consolidated companies before income taxes		6.8	(4.8)
Income taxes	23	(26.6)	(10.9)

Net loss from consolidated companies		(19.8)	(15.7)

Equity in income of affiliates		13.0	10.3
Net loss		(6.8)	(5.4)
Attributable to:
Shareholders		(7.8)	(6.4)
Minority interests		1.0	1.0
Weighted average number of shares outstanding		12,095,925	11,681,406
Dilutive potential shares from stock-options(1)		270,789	108,631
Dilutive potential shares from convertible bonds(1)		252,500	233,333
Dilutive weighted average number of shares outstanding adjusted when dilutive		12,095,925	11,681,406
Net loss per share
— Basic		(0.64)	(0.55)
— Diluted(1)		(0.64)	(0.55)

(1)	Stock-options and convertible bonds have an anti-dilutive effect at December 31, 2005 and at December 31, 2004; as a consequence, potential shares linked to those instruments are not taken into account in the adjusted dilutive weighted average number of shares, nor in the calculation of diluted loss per share.
The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year

	Notes	2005	2004

		(amounts in
		millions of euros)
OPERATING
Net loss		(6.8)	(5.4)
Depreciation and amortization		76.3	65.5
Multi-client surveys amortization	10	69.6	66.5
Variance on provisions		6.7	(3.5)
Cancellation of expense & income calculated on stock-option		0.4	0.5
Cancellation of net gain (loss) on disposal of fixed assets		1.6	(11.5)
Equity in income of affiliates,		(13.0)	(10.3)
Dividends received from affiliates		4.5	4.8
Other non-cash items	27	27.5	21.4
Net cash including net cost of financial debt and income taxes		166.8	128.0
Less net cost of financial debt		42.3	27.8
Less income taxes expenses		26.6	10.9
Net cash excluding net cost of financial debt and income taxes		235.7	166.7
Income taxes paid	27	(31.7)	(17.0)
Net cash before changes in working capital		204.0	149.7
— change in trade accounts and notes receivables		(24.3)	(26.8)
— change in inventories and work-in-progress		(45.2)	(16.4)
— change in other current assets		(3.1)	17.4
— change in trade accounts and notes payable		38.8	9.0
— change in other current liabilities		1.0	(5.5)
Impact of changes in exchange rate on financial items		11.2	(0.5)

Net cash provided by operating activities		182.4	126.9

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	9 et 10	(117.1)	(44.4)
Investments in multi-client surveys	10	(32.0)	(51.1)
Proceeds from disposals tangible & intangible		3.6	6.9
Total net proceeds from financial assets		0.9	17.2
Acquisition of investments, net of cash & cash equivalents acquired	2	(265.8)	(27.9)
Variation in loans granted		0.8	0.1
Variation in subsidies for capital expenditures		(1.3)	(0.4)
Variation in other non-current financial assets		(0.2)	(1.2)
Net cash from investing activities		(411.1)	(100.8)

FINANCING
Repayement of long-term debt		(391.7)	(16.5)
Total issuance of long-term debt		461.1	73.7
Reimbursement on leasing		(13.5)	(11.9)
Change in short-term loans		(4.1)	(0.6)
Financial expenses paid	27	(62.6)	(29.1)
Net proceeds from capital increase:
— from shareholders		207.3	—
— from minority interest of integrated companies		—	—
Dividends paid and share capital reimbursements:
— to shareholders		—	—
— to minority interest of integrated companies		(0.2)	—
Acquisition/disposal of from treasury shares		(2.9)	2.0

Net cash provided by financing activities		193.4	17.6

Effect of exchange rates on cash		17.1	(9.5)

Net increase (decrease) in cash and cash equivalents		(18.2)	34.2
Cash and cash equivalents at beginning of year		130.6	96.4

Cash and cash equivalents at end of period	12	112.4	130.6

The accompanying notes are an integral part of the consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Income and				Total
							expense				shareholders’
	Number of		Additional				recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury		directly in	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares		equity	adjustment	equity	interest	interest

	(amounts in millions of euros)
Balance at January 1, 2004	11,680,718	23.4	292.7	94.7	(0.8)		9.2	—	419.2	8.8	428.0
Capital increase	1,500	—	—
Net income				(6.4)					(6.4)	1.0	(5.4)
Cost of share-based payment				0.5					0.5		0.5
Operations on treasury shares					2.6				2.6		2.6
Financial instruments: variance and transfer to income statement(1)							(1.2)		(1.2)		(1.2)
Financial assets: variance and transfer to income statement(2)							(4.3)		(4.3)		(4.3)
Foreign currency translation: variance and transfer to income statement (3)								(17.2)	(17.2)	(0.7)	(17.9)

Income and expense recognized directly in equity(1)+(2)+(3)							(5.5)	(17.2)	(22.7)	(0.7)	(23.4)
Others(a)			(119.3)	119.3					—		—

Balance at December 31, 2004	11,682,218	23.4	173.4	208.1	1.8		3.7	(17.2)	393.2	9.1	402.3
Capital increase	4,251,962	8.5	199.1						207.6		207.6
Conversion of convertible bonds	1,147,500	2.3	54.0	28.9					85.2		85.2
Net income				(7.8)					(7.8)	1.0	(6.8)
Cost of share-based payment				0.4					0.4	(0.2)	0.2
Operations on treasury shares					(2.9)				(2.9)		(2.9)
Financial instruments: variance and transfer to income statement(1)							(5.7)		(5.7)		(5.7)
Foreign currency translation: variance and transfer to income statement (2)								28.5	28.5	1.8	30.3

Income and expense recognized directly in equity(1)+(2)							(5.7)	28.5	22.8	1.8	24.6
Others(a)			(54.2)	53.6			0.6		—		—

Balance at December 31, 2005	17,081,680	34.2	372.3	283.2	(1.1	) (b)	(1.4)	11.3	698.5	11.7	710.2

(a)	Transfer of additional paid-in-capital to retained earnings.

(b)	Includes 42,500 treasury shares acquired in the frame of a liquidity contract.

Statement of incomes and expenses attributable to shareholders

	December 31,

	2005	2004

	(amounts
	in millions
	of euros)
Net income	(7.8)	(6.4)
— Variance in fair value of available-for-sale investments	—	(4.3)
— Variance in fair value of hedging instruments	(5.7)	(1.2)
— Variance in foreign currency translation adjustment	28.5	(17.2)

Incomes and expenses recognized directly in equity for the period	15.0	(29.1)

See notes to consolidated financial statements

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      Compagnie Générale de Géophysique, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
      Pursuant to European regulation n° 1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) at December 31, 2005. They include comparative information for the comparable period of 2004 using the same standards.
      According to general provisions of IFRS 1 — First-time adoption of International Financial Reporting Standards, the Group has opted to apply the following options and exemptions as follows:

—	Business combinations (IFRS 3): the Group has opted not to restate business combinations that occurred before January 1, 2004,

—	Measurement of certain items of property, plant and equipment at fair value (IAS 16): the Group has opted not to reassess property, plant and equipment and intangible assets at fair value. Property, plant and equipment are maintained at historical cost,

—	Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefits plans at January 1, 2004 have been recognized in shareholders’ equity in the opening balance sheet,

—	Cumulative translation adjustments: the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves,

—	Only stock option plans issued after November 7, 2002 and not fully vested as of January 1, 2005 are accounted for in accordance with IFRS2.
      Moreover, the Group applied early application starting from January 1, 2004 of the following standards:

—	Financial instruments: the Group elect the option to apply standards IAS 32 and 39 from January 1, 2004;
      Note 30 “Transition to IFRS” describes the reclassifications and the restatements between French GAAP and IFRS, and reconciles net income and equity to IFRS in 2004.
      International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 31 “Reconciliation to US GAAP” describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconciles net income and shareholders’ equity to U.S. GAAP as of and for the period ended December 31, 2005.
      When preparing consolidated financial statements according to IFRS, some items in the balance sheet, in the income statement and in disclosures are assessed by the Group’s management based on estimates and hypothesis. Actual figures may differ from estimated figures.
Critical Accounting Policies
      Our significant accounting policies, which we have applied consistently are fully described below. However, certain of our accounting policies are particularly important to the portrayal of our financial

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty.
     1 — Basis of consolidation
      Our consolidated financial statements include the accounts of CGG and all majority-owned subsidiaries.
      We use the equity method for investments in which our ownership interest ranges from 20% to 50% and we exercise significant influence over operating and financial policies. We may account for certain investments where the Group’s ownership is below 20% using the equity method when we exercise significant influence (Board membership or equivalent) over the business.
      All inter-company transactions and accounts are eliminated in consolidation.
      Our consolidated financial statements are reported in euros.
     2 — Foreign currency
      The financial statements of all of our foreign subsidiaries are maintained in the local currency, which is the functional currency, with the exception of the financial statements of subsidiaries operating in Norway (including notably some subsidiaries of Exploration Resources), in Malaysia and Venezuela. In those subsidiaries, the functional currency is the U.S. dollar, the currency in which they primarily conduct their business. Goodwill attributable to foreign subsidiaries is accounted for in the functional currency of the applicable entities.
      When translating the foreign currency financial statements of foreign subsidiaries to euro, year-end exchange rates are applied to balance sheet items, while average annual exchange rates are applied to income statement items. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity. With respect to foreign affiliates accounted for using the equity method, the effects of exchange rates changes on the net assets of the affiliate are recorded in a separate component of shareholders’ equity.
      Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are re-evaluated at year-end exchange rates and any resulting unrealized exchange gains and losses are included in income.
     3 — Business combinations
      Business combinations after January 1, 2004 are accounted for in accordance with IFRS. Assets and liabilities acquired are recognized at their fair value at the date of acquisition. The remaining difference between the fair value of assets and liabilities acquired and the consideration tendered in an acquisition is recorded as goodwill and allocated to the cash generating units.
     4 — Operating revenues
      Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage on completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Multi-client surveys
      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
      Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
      Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company records payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
      The Company recognizes pre-commitments as revenue when production is begun based on the ratio of project cost incurred during that period to total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.
      After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
      After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

•	Exclusive surveys
      In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
      The billings and the costs related to the transits of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
      In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Other geophysical services
      Revenues from our other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Equipment sales
      We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales
      We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
      If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
      If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
      Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
     5 — Cost of financial debt
      Cost of financial debt is expensed in the income statement on the period in which it is borne, regardless of the use of funds borrowed.
      Cost of financial debt includes expenses related to financial debt, composed of bonds, the debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.
     6 — Income taxes
      Income taxes includes all tax based on taxable profit.
     7 — Intangible and tangible assets
      In accordance with IAS 16 “Property, Plant and equipment” and IAS 38 “Intangible assets” only items for which cost can be reliably measured and for which the future economic benefits are likely to flow to us are recorded in our consolidated financial statements.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Property, plant and equipment
      Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment losses. Depreciation is generally calculated over the following useful lives:

— equipments and tools:	3 to 10 years
— vehicles:	3 to 5 years
— seismic vessels:	12 to 30 years
— buildings for industrial use:	20 years
— buildings for administrative and commercial use:	20 to 40 years
      Starting from September 1, 2005, the date at which we acquired Exploration Resources, we harmonized the useful life of our vessels to 30 years. The impact of this change in estimate for the period through December 31, 2005 is a minor depreciation of €0.8 million.
      Depreciation expense is determined using the straight-line method.
      Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with the ownership of the asset to us or tenant are capitalized.
      We include residual value, if significant, when calculating the depreciable amount. We segregate tangible assets into their separate components if there is a significant difference in their expected useful lives, and depreciate them accordingly.

•	Lease agreements
      Assets under a capital lease agreement or a long-term lease agreement that transfers substantially all the risks and rewards incidental to ownership to the Group are accounted for as fixed assets at the commencement of the lease term, at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability and the finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Assets under capital lease are depreciated over the shorter of its useful life and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.
      Rent payments under operating leases are recognized as operating expenses over the lease term.

•	Goodwill
      Goodwill is determined according to 3 — Business Combinations. Upon transition to IFRS, goodwill is no longer amortized in accordance with IFRS 3 “Business combinations”.

•	Multi-client surveys
      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
      We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
estimation relies on the historical sales track record). In this respect, we use three different sets of parameters depending on the area or type of surveys considered:

—	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;

—	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

—	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.

•	Development costs
      Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.
      Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

—	the project is clearly defined, and costs are separately identified and reliably measured,

—	the product or process is technically and commercially feasible,

—	we have sufficient resources to complete development, and

—	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
      The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.
      Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.
      We amortize capitalized developments costs over 5 years.
      Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

•	Impairment
      In accordance with IAS 36 “Impairment of assets”, the carrying amounts of our assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, we estimate the asset’s recoverable amount. Factors we consider important by that could trigger an impairment review include the following:

—	significant underperformance relative to expected operating results based upon historical and/or projected data,

—	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

—	significant negative industry or economic trends.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use.
      For cash generating units comprised of goodwill, assets that have an indefinite useful life or intangible assets that are not yet available for use, we estimate the recoverable amount at each balance sheet date.
      We determine the recoverable amounts by estimating future cash flows expected from the assets or from the cash generating units, discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
      We recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
      Impairment losses are recognized in the income statement. Impairment losses recognized in respect of a group of non independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

•	Assets held for sale
      Assets classified as assets held for sale correspond to assets for which the net book value will be recovered by a sale rather than by its use in operations. Assets held for sale are valued at the lower of historical cost and net realizable value.
     8 — Investments and other financial assets
      Investments and other financial assets include investments in non-consolidated entities and loans and non-current receivables.

•	Investments in non-consolidated entities
      In accordance with IAS 39 “Financial instruments”, we classify investments in non-consolidated companies as available-for-sale and therefore present them on the balance sheet at their fair value. The fair value for listed securities is their market price at the balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. We account for changes fair value directly in shareholders’ equity.

•	Loans and non-current receivables
      Loans and non-current receivables are accounted for at amortized cost.

•	Impairment
      We examine non-consolidated securities and other financial assets at each balance sheet date to detect any objective evidence of impairment. Where this is the case, we record an impairment loss.
      Where there is objective evidence of impairment of a financial asset (for instance in case of significant and prolonged decline of the value of the asset) we record an irreversible impairment provision. This provision can only be released upon the sale of the relevant financial asset.
     9 — Treasury shares
      We value treasury shares at their cost, as a reduction of shareholders’ equity. Proceeds from the sale of treasury shares are included in shareholders’ equity and have no impact on the income statement.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
     10 — Inventories
      We value inventories are at the lower of cost (including direct production costs where applicable) and net realizable value.
      We calculate the cost of inventories on a weighted average price basis for our Products segment and on a first-in first-out basis for our Services segment.
     11 — Provisions
      We record a provision when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

•	Onerous contracts
      We record a provision for onerous contracts equal to the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received under it, as estimated by the Group.

•	Pension, post-employment benefits and other post-employment benefits

•	Defined contribution plans
      We record obligations for contributions to defined contribution pension plans as an expense in the income statement as incurred.

•	Defined benefit plans
      Our net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. We perform the calculation by using the projected unit credit method.
      When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.
      We record actuarial gains and losses that arise subsequent to January 1, 2004 directly in equity.
     12 — Financial debt
      Financial debt is accounted for:

—	As at the date of issuance, at the fair value of the consideration received, less issuance fees and/or issuance premium;

—	subsequently, at amortized cost, corresponding to the amount at which is assessed the financial debt at its initial accounting, less repayments in nominal and increased or decreased of the accumulated amortization of all differences between this original amount and the amount at maturity; differences between initial amount and the amount at maturity are amortized according to the method of effective interest rate.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Convertible bonds
      As the $85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, we bifurcated the embedded conversion option by €10.5 million at the issuance as “Other non-current assets”. The discounting of the debt at the issuance is accounted for as “Cost of financial debt” until the maturity of the convertible bonds.
      Changes of the fair value of the embedded derivative are recognized in the consolidated income statement in the line item “Variance on derivative convertible bonds”. The fair value of the embedded derivative has been determined using a binomial model.
     13 — Financial instruments
      We use derivative financial instruments to hedge our exposure to foreign exchange fluctuations (principally U.S. dollars) from operational, financing and investment activities. In accordance with our treasury policy, we do not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments in “Other financial income (loss)”.
      Exchange gains or losses on foreign currency financial instruments that represent the efficient portion of an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholder’s equity under the line item “Cumulative translation adjustments”, the inefficient portion being recognized in the income statement. The cumulative value of foreign exchange gains and losses recognized directly in equity will be transferred to income statement when the net investment is sold or lost.
      Derivative financial instruments are stated at fair value.
      The gain or loss on reassessment to fair value is recognized immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss is as follows (cash flow hedges), we account for changes in the fair value of the effective hedged amount in shareholder’s equity. The ineffective portion is recorded in “Other financial income (loss)”.
     14 — Cash-flows statement
      The cash flows of the period are presented in the cash flow statement within three activities: operating, investing and financing activities:

•	Operating activities
      Operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities.

•	Investing activities
      Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents. When a subsidiary is acquired, a separate item, corresponding to the consideration paid net of cash and cash equivalents held par the subsidiary at the date of acquisition, provides the cash out of the acquisition.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Financing activities
      Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity. They include financial expenses cashed out.

•	Cash and cash equivalents
      Cash and cash equivalents are liquid investments that are readily convertible to known amounts of cash in less than three months.
     15 — Stock-options
      We include stock-options granted to employees in the financial statements using the following principles: the stock option’s fair value is determined on the grant date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the end of the vesting period. We calculate stock option fair value using the Black-Scholes model.
     16 — Grants
      Government grants, including non-monetary grants at fair value, are not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and that the grants will be received.
      Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate. They are presented as a reduction of the corresponding expenses in the item “Research and development expenses, net” in the income statement.
      Refundable grants are presented in the balance sheet as “Other non-current liabilities”.
NOTE 2 — ACQUISITIONS AND DIVESTITURES
     For the year ended December 31, 2005
      On February 14, 2005, we ended our cooperation agreements with PT Alico, an Indonesian company. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we indemnified them against certain specific risks. This liability is limited and was accrued in the financial statements at December 31, 2004 and at December 31, 2005. The liability will expire on June 30, 2006, at which date we will have no further commitment to PT Alico or its shareholders.
      On July 27, 2005, we funded a new fully owned company in Russia named CGG Vostok. This company will undertake seismic services activities and is consolidated.
      On August 29, 2005, we acquired a controlling stake of 60% of Exploration Resources ASA (“Exploration Resources”), a Norwegian provider of marine seismic acquisition services, at a purchase price of NOK 340 per share corresponding to a premium of 8.3% over the last stock price of Exploration Resources’ shares before the notice of the operation (NOK 314).
      We continued to acquire shares of Exploration Resources until we acquired the totality by the end of October 2005 for an average price excluding fees of NOK 338.27 per share: first by acquisitions on the market; then in a combined mandatory offer followed by a squeeze-out; then by mutual agreements with the management of Exploration Resources that held stock-options; eventually in a specific agreement with the minority shareholders of Multiwave Geophysical Company ASA (“Multiwave”), Exploration Resources’s subsidiary focusing on seabed acquisition, as a consequence of the merger of this entity with Exploration Seismic AS, a fully owned subsidiary of Exploration Resources.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The total cost to us of the acquisition was €303.3 million, including €8.6 million related to acquisition fees and including the price of the shares acquired in October 2005. The reassessment of Exploration Resources’ net assets, along with a seismic business economic perspective, led us primarily to increase the book value of the vessels (by €115 million at September 1, 2005) and to recognize the corresponding deferred tax liabilities. The vessels were valued using combined valuation methods of which, particularly, the present value of cash flows that will be generated by the vessels.
      On the basis of these elements, the purchase accounting for Exploration Resources at historical rates is as follows:

(in million of euros)

Total acquisition of Exploration Resources shares	294.7
Acquisition fees	8.6

Total acquisition price	303.3
Cash and cash equivalents acquired	37.5
Fair value of fixed assets acquired	195.1
Deferred tax liabilities net assumed	(32.9)
Other assets and liabilities acquired	(73.5)
Preliminary fair value of net assets acquired	126.2
Preliminary goodwill	177.1
      The reassessment of Exploration Resources’ assets resulted in a preliminary goodwill of €177.1 million. As the purchase accounting has not been finalized at December 31, 2005, the allocation of the purchase price is subject to change.
      The results of Exploration Resources are included in our consolidated financial statements from
September 1, 2005.
      Since the date of acquisition, Exploration Resources contributed €28.8 million to the consolidated operating revenues of CGG Group and €6.4 million to the net consolidated income of CGG Group. If the business combination would have occur at the beginning of the year, the loss for the Group would have been €21.5 million euros, mainly due to interest expense linked to the financing of the acquisition and the operating revenues would have been €932.1 million.
For the year ended December 31, 2004
      On January 2, 2004, Sercel acquired the seismic equipment business of Thales Underwater Systems Pty Ltd. (TUS). This business includes the development and manufacturing of surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. The transaction was achieved with an immediate payment of €21.7 million subject to a possible price adjustment which may entail an additional payment in 2005 and/or 2006 based on revenues. The reassessment of TUS’s assets led to the recognition of contractual rights by €11.9 million and of development costs by €8.9 million. As a result of this reassessment, the final goodwill amounted to €8.2 million.
      On January 8, 2004, Sercel acquired a 51% majority ownership in Hebei JunFeng Geophysical Co. Ltd., a provider of geophones and seismic cables for the Chinese seismic market. Hebei JunFeng Geophysical Co. Ltd., located in the Hebei province, was originally created by BGP, the largest Chinese geophysical services contractor. The consideration for the transaction was €9.8 million and generated goodwill of €0.5 million. BGP will remain shareholder of the company along with the management, the employees and XPEIC, a Chinese geophysical equipment company.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      On February 19, 2004, Sercel acquired Orca Instrumentation, a French company that develops and markets marine acquisition systems and underwater data transmission systems. The consideration for the transaction amounted to €1.3 million. As a result of the reassessment of Orca’s assets, which led to the recognition of development costs by €0.6 million, the final goodwill amounted to €0.2 million.
      On March 3, 2004, Sercel completed the acquisition of Createch Industrie, a French company specialized in borehole measurement tools, borehole seismic tools and permanent borehole sensors. The consideration for the transaction amounted to €1.9 million. The reassessment of Createch’s assets resulted in the recognition of contractual rights of €0.4 million and of development costs of €1.5 million and the final goodwill amounted to €0.6 million.
      On September 23, 2004, the liquidation of Kantwell Overseas Shipping Co, which had owned the seismic vessel the CGG Mistral (which sank in December 2002), was completed.
      In October and November 2004, CGG sold 467,753 shares of the Norwegian company Petroleum Geo Services (“PGS”) for €17.2 million; the gain was €7.9 million before and after tax and was booked as “Other Revenues and Expenses”. After this sale, CGG does not own any share of PGS.
NOTE 3 — TRADE ACCOUNTS AND NOTES RECEIVABLE
      Analysis of trade accounts and notes receivables by maturity is as follows:

	December 31

	2005	2004

	(in millions
	of euros)
Trade accounts and notes receivable gross — current portion	240.0	159.4
Less: allowance for doubtful accounts	(6.2)	(4.4)

Trade accounts and notes receivables net — current portion	233.8	155.0

Trade accounts and notes receivable gross — long term portion	12.0	13.1
Less: allowance for doubtful accounts	—	—

Trade accounts and notes receivables net — long term portion	12.0	13.1

Recoverable costs and accrued profit on billed	51.7	28.7

Total accounts and notes receivables	297.5	196.8

      In the geophysical services segment, customers are generally large national or international oil and gas companies, which management believes reduces potential credit risk. In the geophysical products segment, a significant portion of sales is paid by irrevocable letters of credit.
      The Group maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Credit losses have not been material for the periods presented and have consistently been within management’s expectations.
      Recoverable costs and accrued profit not billed comprise amounts of revenue recognized under the percentage of completion method on contracts for which billings had not been presented to the contract owners. Such unbilled accounts receivable are generally billed over the 30 or 60 days following the project commencement.
      The long-term receivables as of December 31, 2005 amounted to €11.3 million for the geophysical services segment and to €0.7 million for the geophysical products segment. The long-term receivables as of December 31, 2004 amounted to €9.6 million for the geophysical services segment and to €3.5 million for the geophysical products segment.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 4 — INVENTORIES AND WORK IN PROGRESS
      Analysis of Inventories and work-in-progress is as follows:

	December 31, 2005			December 31, 2004

		Valuation			Valuation
	Cost	Allowance	Net	Cost	Allowance	Net

	(in millions of euros)
Geophysical services
— Consumables and spares parts	23.1	(1.1)	22.0	18.6	(1.0)	17.6
— Work in progress	7.6	—	7.6	5.4	—	5.4
Geophysical products
— Raw materials and spare parts	45.4	(6.9)	38.5	27.4	(6.1)	21.3
— Work in progress	51.0	(5.7)	45.3	34.9	(4.6)	30.3
— Finished goods	30.1	(4.0)	26.1	16.0	(3.8)	12.2

Inventories and work in progress	157.2	(17.7)	139.5	102.3	(15.5)	86.8

      The variation of Inventories and work in progress is as follows:

	December 31,	December 31,
Variation of the period	2005	2004

	(in millions of euros)
Balance at beginning of period	86.8	62.4
Variations	46.6	9.5
Movements in valuation allowance	(1.3)	6.9
Change in consolidation scope	1.1	7.5
Change in exchange rates	4.3	(1.5)
Others	2.0	2.0

Balance at end of period	139.5	86.8

      The additions and deductions in valuation allowances for inventories and work-in-progress are presented in the statement of operations as “Cost of sales”.
NOTE 5 — OTHER CURRENT ASSETS

	December 31,

	2005	2004

	(in millions
	of euros)
Social and tax assets	16.0	5.5
Fair value of financial instruments	—	8.9
Other miscellaneous receivables	11.6	18.9
Supplier prepayments	3.7	8.2
Assets of retirement indemnity plans	1.8	—
Prepaid expenses(a)	8.4	7.2

Other current assets	41.5	48.7

(a)	includes principally prepaid rent, vessels charters.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 6 — ASSETS VALUATION ALLOWANCE
      Details of valuation allowances recorded against assets are as follows:

	December 31, 2005

		Additions/
	Balance at	Deductions		Balance
	beginning	charged in		at end
	of year	income	Others(a)	of period

	(in millions of euros)
Trade accounts and notes receivables	4.4	2.3	(0.5)	6.2
Inventories and work-in-progress	15.4	1.3	1.0	17.7
Tax assets	—	—	0.3	0.3
Other current assets	0.7	0.7	—	1.4
Loans receivables and other investments	2.0	(0.7)	—	1.3

Total assets valuation allowance	22.5	3.6	0.8	26.9

(a)	includes the effects of exchange rates changes and changes in the scope of consolidation.

	December 31, 2004

		Additions/
	Balance at	Deductions		Balance
	beginning	charged		at end
	of year	in income	Others(a)	of period

	(in millions of euros)
Trade accounts and notes receivables	3.9	(0.1)	0.6	4.4
Inventories and work-in-progress	22.7	(6.9)	(0.4)	15.4
Other current assets	0.6	0.1	—	0.7
Loans receivables and other investments	2.0	0.2	(0.2)	2.0

Total assets valuation allowance	29.2	(6.7)	(0.0)	22.5

(a)	includes the effects of exchange rates changes and changes in the scope of consolidation.
NOTE 7 — INVESTMENTS AND OTHER FINANCIAL ASSETS

	December 31,

	2005	2004

	(in millions
	of euros)
Other financial investments:
Unconsolidated investments	3.7	2.8
Loans and advances(a)	7.3	6.3
Other	4.3	3.4

Total	15.3	12.5

(a)	includes loans and advances to companies accounted for under the equity method at December 31, 2005 for €6.6 million, and at December 31, 2004 for €5.8 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Unconsolidated investments included in « Other financial investments » are presented as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Tronic’s Microsystems SA	3.5	2.6
Other investments in unconsolidated companies	0.2	0.2

Total investments in unconsolidated companies	3.7	2.8

      The Group’s shareholding in Tronic’s Microsystems S.A. was 14.70% at December 31, 2005 and 12.45% at December 31, 2004.
NOTE 8 — INVESTMENTS IN COMPANIES UNDER EQUITY METHOD
      The variation of “Investments in companies under equity method” is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Balance at beginning of period	30.8	27.0
Equity in income	13.0	10.3
Dividends received during the period, reduction in share capital	(4.5)	(4.8)
Changes in exchange rates	4.6	(1.7)

Balance at end of period	43.9	30.8

      Investments in companies under equity method are comprised of:

	December 31,

	2005	2004

	(in millions
	of euros)
Argas	36.5	23.7
Geomar	5.5	5.6
JV Xian Peic/ Sercel Limited	2.4	2.2
VS Fusion LLC	(0.5)	(0.7)

Investments in companies under the equity method	43.9	30.8

      Investments in companies under the equity method are presented at December 31, 2005 in the balance sheet as “Investments in companies under the equity method” by €44.4 million in assets and as “Provisions — non-current portion” by €0.5 million in liabilities.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The net contribution to equity of affiliates accounted for under the equity method is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Argas	32.2	19.4
Geomar	(0.2)	—
JV Xian Peic/ Sercel Limited	0.8	0.6
VS Fusion LLC	(0.5)	(0.7)

Total	32.3	19.3

      The key figures relating to Argas’s financial statements are as follows:

	2005	2004

	(in millions
	of euros)
Current assets	57.5	41.9
Fixed assets	33.5	23.7
Current liabilities	3.5	5.7
Non current liabilities	8.7	2.6
Gross revenue	76.3	70.0
Operating profit	19.6	21.6
Income from continuing operations before extraordinary items and cumulative effect of change in accounting principle	20.4	21.3

Net income	20.4	21.3

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT
      Analysis of “Property, plant and equipment” is as follows:

	December 31, 2005			December 31, 2004

		Accumulated			Accumulated
	Gross	depreciation	Net	Gross	depreciation	Net

	(amounts in millions of euros)
Land	4.7	(0.2)	4.5	4.4	(0.2)	4.2
Buildings	60.3	(29.6)	30.7	53.1	(25.4)	27.7
Machinery & equipment	457.0	(295.9)	161.1	339.7	(259.3)	80.4
Vehicles & vessels	373.1	(104.3)	268.8	159.2	(79.0)	80.2
Other tangible assets	35.8	(25.9)	9.9	33.1	(23.6)	9.5
Assets under constructions	5.1	—	5.1	2.1	—	2.1

Total Property, plant and equipment	936.0	(455.9)	480.1	591.6	(387.5)	204.1

      In addition, seismic equipments no longer in use and held to be sold were reclassified as “Assets held for sale” for €3.5 million at December 31, 2005. The seismic equipments were sold in February 2006 for €5.0 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Included in Property, plant and equipment are land, buildings and geophysical equipment recorded under capital leases as follows:

	December 31, 2005			December 31, 2004

		Accumulated			Accumulated
	Gross	depreciation	Net	Gross	depreciation	Net

	(amounts in millions of euros)
Land and buildings under capital leases	5.9	(0.2)	5.7	5.9	(0.1)	5.8
Geophysical equipment and vessels under capital leases	101.7	(25.5)	76.2	30.7	(22.1)	8.6
Other tangible assets under capital leases	0.5	(0.5)	—	0.2	(0.1)	0.1

Total Property, plant and equipment under capital lease	108.1	(26.2)	81.9	36.9	(22.4)	14.5

      In 2005, the time charter party agreement of the seismic vessel “Geochallenger” has been qualified as a capital lease. The total lease obligation is U.S.$36.2 million (€30.7 million) over 5 years plus a residual value amounting to NOK 230 million (€30 million). Part of this lease obligation is operating expenses and the net present value of the future lease payments under capital lease (including the residual value) is only U.S.$54.8 million (€46.5 million).
      In April 2005, the time charter party agreement of the seismic vessel “Laurentian” has been renewed with modified contractual conditions. As a result, it has been qualified as a capital lease. The total lease obligation is U.S.$27.8 million (€23.6 million) over 3 years plus a residual value amounting to U.S.$7.3 million (€6.2 million). Part of this lease obligation is operating expenses and the net present value of the future lease payments under capital lease (including the residual value) is only U.S.$16.8 million (€14.2 million).
      In 2004, the seismic vessels “Föhn” and “Harmattan” and one chase boat were included in purchases of assets recorded under capital leases for a total amount of €8.7 million.
      Depreciation of assets recorded under capital leases is determined on the same basis as assets owned and is included in depreciation expense.
      Included in assets recorded under capital leases are land and buildings of one of the Group’s French offices in Massy, which were sold under a sale and leaseback agreement in 1990. The assets are maintained at their original cost and the buildings continue to be depreciated over their initial estimated useful lives.

	December 31,

Variation of the period	2005	2004

	(in millions
	of euros)
Balance at beginning of period	204.1	215.8
Acquisitions	107.7	41.1
Acquisitions through capital lease	17.4	8.7
Depreciation	(67.9)	(58.0)
Disposals	(6.0)	(1.9)
Changes in exchange rates	35.2	(8.9)
Change in consolidation scope	195.1	8.8
Other	(5.5)	(1.5)

Balance at end of period	480.1	204.1

      The change in consolidation scope corresponds to the acquisition of Exploration Resources.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Reconciliation of acquisitions with the cash-flow statement and capital expenditures in note 18 is as follows:

December 31, 2005

(in millions of euros)
Acquisitions of tangible assets (excluding capital lease) — see above	107.7
Development costs capitalized — see note 19	8.1
Additions in other tangible assets (excluding non-exclusive surveys) — see note 10	2.3
Variance of fixed assets suppliers	(1.0)

Total purchases of tangible and intangible assets according to cash-flow statement	117.1

Acquisitions through capital lease — see above	17.4
Increase in multi-clients surveys — see note 10	32.0
Less variance of fixed assets	1.0

Capital expenditures according to note 18	167.5

Repairs and maintenance expenses
      Repairs and maintenance expenses included in cost of operations amounted to €22.5 million in 2005 and €18.3 million in 2004.
NOTE 10 — GOODWILL AND INTANGIBLE ASSETS
      Analysis of Goodwill and Intangible assets is as follows:

	December 31, 2005			December 31, 2004

		Accumulated			Accumulated
	Gross	depreciation	Net	Gross	depreciation	Net

	(amounts in millions of euros)
Goodwill of consolidated subsidiaries	252.9	—	252.9	62.5	—	62.5
Multi-clients surveys	568.4	(474.8)	93.6	510.8	(386.3)	124.5
Development costs capitalized	29.2	(3.9)	25.3	19.9	(1.6)	18.3
Software	25.9	(19.5)	6.4	24.8	(17.4)	7.4
Other intangible assets	19.6	(8.6)	11.0	17.7	(5.2)	12.5

Total Goodwill and Intangible assets	896.0	(506.8)	389.2	635.7	(410.5)	225.2

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December 31,

Variation of the period	2005	2004

	(in millions
	of euros)
Balance at beginning of period	225.2	217.3
Additions in goodwill	177.1	0.2
Increase in multi-clients surveys	32.0	51.1
Development costs capitalized	8.2	4.6
Others acquisitions	2.3	1.7
Depreciation on multi-client surveys	(69.6)	(66.5)
Other depreciation	(8.4)	(7.8)
Disposals	—	(0.9)
Changes in exchange rates	22.4	(8.4)
Change in consolidation scope	—	33.1
Other	0.1	0.8

Balance at end of period	389.2	225.2

      The additions in goodwill in 2005, corresponds to the preliminary goodwill of the acquisition of Exploration Resources ; this goodwill has been allocated, based on business plans, to cash generated units SBU Offshore and SBU Processing for U.S.$183.6 million and U.S.$32.4 million respectively.
      The result of the different impairment tests performed as of December 31, 2005 and 2004 is that no impairment charge was recorded in either year.
      In 2005, the main impairment tests that were performed for the following cash generating units were as follows:

—	the Product segment level: test of the net book value of the goodwill

—	the Offshore SBU: test of the historical multi-client library net book value and of the tangible assets net book value, which results notably from the 2001 Aker purchase accounting, from the assets acquired in 2005 Exploration Resources purchase accounting and of the goodwill, corresponding mainly to the goodwill booked from Exploration Resources purchase accounting in 2005

—	the Processing SBU: test of the goodwill, corresponding mainly to the goodwill booked from Exploration Resources purchase accounting in 2005

—	the Land SBU level: test of the net book value of assets.
      For the tests of Products segment, the Offshore SBU and the Processing SBU, the recoverable value was determined based on discounted expected cash-flows with the following parameters:

•	forecasted cash-flows estimated in 5-years business plans deemed on the basis of the average medium term exchange rate €1 equals U.S.$1.25; and

•	discount ratios corresponding to the respective sector weighted average cost of capital (WACC):

—	8.83% for the Product segment (corresponding to a pre-tax rate of 13.62%);

—	8.29% for the multi-client library (corresponding to a pre-tax rate of 12.09%);

—	8.44% for the whole Offshore SBU (corresponding to a pre-tax rate of 19.82%); and

—	8.67% for the Processing SBU (corresponding to a pre-tax rate of 14.45%).

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      For the test of the Land SBU, the recoverable value was determined by an assessment of the market value of the long-term assets by an independent expert.
NOTE 11 — OTHER CURRENT LIABILITIES
      The analysis of other current liabilities is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Deferred income	10.6	3.9
Value added tax and other taxes payable	12.9	7.7
Fair value of financial instruments	4.7	—
Other liabilities	7.0	11.2

Other current liabilities	35.2	22.8

NOTE 12 — FINANCIAL DEBT
      Analysis of long-term debt by type is as follows:

	December 31, 2005			December 31, 2004

		Non-			Non-
	Current	current	Total	Current	current	Total

	(in millions of euros)
Outstanding bonds	—	146.3	146.3	55.1	154.9	210.0
Bank loans	135.9	28.8	164.7	5.3	6.6	11.9
Capital lease obligations	20.1	67.3	87.4	9.8	15.0	24.8

Sub-total	156.0	242.4	398.4	70.2	176.5	246.7

Accrued interest	1.9			2.9

Total	157.9			73.1

      Analysis of financial debt by currency is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Euro	11.8	18.7
U.S. dollar	385.6	226.0
Other currencies	1.0	2.0

Total	398.4	246.7

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Analysis of financial debt by interest rate is as follows:

	December 31,

	2005	2004

	(in millions of
	euros)
Variable rates (effective rate December 31, 2005: 7.60%, 2004: 2.76%)	156.6	15.4
Fixed rates (effective rate December 31, 2005: 7.06%, 2004: 11.07%)	241.8	231.3

Total	398.4	246.7

      Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 7.81% and 9.17% at December 31, 2005 and 2004 respectively.
      The impact of hedging instruments has not been considered in the above two tables.
Outstanding Bonds
     High Yield bonds (10 5/8% Senior Notes, maturity 2007)
      On November 17, 2000, the Company issued U.S.$170 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets. The net proceeds (U.S.$164.9 million) was used to repay a portion of outstanding indebtedness under the existing syndicated credit facility and to fund the cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker (U.S.$25 million). A standard covenant package is attached to the bond, with a main incurrence test of coverage of interest expense by cash flow from operations. The Group was in compliance with the bond covenants on the date of issue, and at December 31, 2004.
      On February 5, 2002, the Company issued in addition to the bonds issued on November 2000, bonds in a total principal amount of U.S.$55 million, with a maturity date in 2007 and with an annual fixed rate of 10 5/8%.
      On January 26, 2005, the Company partially redeemed its 10 5/8% Senior Notes, up to a principal amount of U.S.$75 million. According to the indenture governing those notes, a premium representing 5.3125% of the total redemption amount, (U.S.$4.0 million) plus accrued interest were paid. The total cost of such redemption for the Company was therefore U.S.$79 million plus accrued interest of U.S.$1.3 million.
      On May 31, 2005, the Company became liable for the remaining $150 million of 10 5/8% Senior Notes due 2007. According to the indenture governing those notes, a premium representing 5.3125% of the total redemption amount, (U.S.$8.0 million). The premium and the write-off of the remaining deferred issuance cost linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized in the income statement as “Cost of financial debt” for the year ended December 31, 2005.
     High Yield bonds (7 1/2% Senior Notes, maturity 2015)
      On April 28, 2005, the Company issued U.S.$165 million of 7 1/2% Senior Notes due 2015. The net proceeds were used to redeem and pay accrued interest on all outstanding aggregate principal of our existing 10 5/8% Senior Notes due 2007, on May 31, 2005 (see above).
      Those bonds include some covenants, specifically on capital expenditures, additional indebtedness subscriptions, pledges arrangements, sales and lease-back transactions, issuance and sale of equity instruments and dividends payments by certain subsidiaries of the Group.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      All those covenant are complied with as at December 31, 2005.
     Convertible bonds (7.75%, due 2012)
      On November 4, 2004 the Company issued 14,000 subordinated bonds in favor of Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and CGG Executive Invesco, LLC, with maturity of 2012, in a total nominal amount of U.S.$84,980,000, convertible into new ordinary shares or redeemable in new shares and/or existing shares and/or in cash (the “Bonds”), at an interest rate of 7.75%.
      The terms of the convertible bonds were amended as approved by the General Meeting of bondholders held on November 2, 2005, and approved by a General Meeting of CGG shareholders held on November 16, 2005. The early conversion period was open from November 17 to November 18 2005, inclusive. At the conclusion of the conversion period, 11,475 convertible bonds due 2012 were converted, leading to the issuance of 1,147,500 new shares. 2,525 convertible bonds remain outstanding representing a nominal value of $15.3 million. The Group paid a total premium of $10.4 million (€8.9 million) to the bondholders who converted its bonds. This premium has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005. In addition, the write-off of the deferred issuance costs linked to this redemption amounted to €3.7 million and has been recognized as a charge under the line item “Other financial income (loss)” in the income statement for the year ended December 31, 2005.
      A component of our convertible bonds due 2012 denominated in US dollars constitutes an embedded derivative as the shares to be issued upon conversion are denominated in Euro. A portion of the issuance proceeds was deemed to relate to the fair value of the derivative on issuance and subsequent changes in fair value of the derivative are recorded through earnings. The allocation of a portion of the proceeds to the derivative created a discount on issuance that is being amortized to earnings over the life of the bonds.
      The fair value of the embedded derivative has been determined using a binomial model. The fair value increased from €10.4 million at the initial recognition of the debt to €33.9 million at December 31, 2004, then to €11.3 million at December, 31, 2005.
      The variance on 2005 fiscal year corresponds, on one hand, to the increase in the value of the derivative of €11.5 million and, on the other hand, to the reclassification of €34.1 million in reserves for the portion of the derivative related to the bonds that were early converted on November 17, 2005.
      The global increase in the value of the derivative of €11.5 million covers a €6.3 million increase in the value of the derivative related to the 11 475 bonds effectively converted in shares in November 2005 and a €5.2 million increase in the value of the derivative related to the 2 525 convertible bonds outstanding at December 31, 2005. Those increases in the value of the derivative are mainly explained by the strengthening of the US dollar against the Euro and the increase in the CGG share price, being acknowledged that, as regards the derivative related to the bonds effectively converted in November 2005, the value was reduced by the time-component as a result of the conversion in shares, for an amount of €8.9 million.
      This resulted in aggregate expense of €11.5 in the year ended December 31, 2005 and of €23.5 million in the year ended December 31, 2004, accounted for as “Variance on derivative on convertible bonds” in the income statement.
      The main assumptions used for the year-end valuation are an implicit volatility of 27% and a credit-risk premium of 4.5% at December 31, 2004 and an implicit volatility of 37% and a credit-risk premium of 3.4% at December 31, 2005.
      The indenture of the Bonds states that, in case of fundamental change (shares or American depositary shares ceasing to be listed on the New York Stock Exchange, sale of a substantial part of the assets of the Company, liquidation or dissolution of the Company, change of control of the Company), any bondholder

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
may require the Company to redeem its Bonds and to pay, in addition to the principal amount of the Bonds, an amount equal to the amount of basic interest at a rate of 7.75% that would have accrued on the Bonds until maturity for a maximum period of five years. This provision may trigger a payment by the Company of a maximum of U.S.$6 million in additional interest. At December 31, 2004 and at December 31, 2005, no expense related to this clause was booked since its realization is unlikely.
Bank loans
      At December 31, 2005, €153.3 million of bank loans were secured by tangible assets and receivables.
      At December 31, 2005, the Group had €9.2 million available in unused short-term credit lines and overdraft facilities and €50.9 million in unused long-term credit lines.
     U.S.$375 million bridge loan (used credit line and presented as bank loans — current portion)
      On September 1, 2005, we entered into a single currency U.S.$375 million term credit facility, which was amended on September 30, 2005, with Crédit Suisse, Paris Branch and BNP Paribas as arrangers, with a maturity date at September 1st, 2006 with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. The use of proceeds for this credit facility was to fund our initial purchase of 60% of Exploration Resources shares, our continuing purchases of Exploration Resources shares, our mandatory offer for the purchase of the remaining Exploration Resources shares and the “squeeze out” of remaining shareholders.
      The credit facility bears interest at a graduated rate beginning with a base margin, depending on the credit rating assigned by either Moody’s or Standard & Poor’s to our outstanding U.S.$165 million 7 1/2% senior notes due 2015 (4.25% at BB-/ Ba3 or higher, 5.25% at B+/ B1, 5.75% at B/ B2 and 6.25% at B-/ B3 or lower), over US$ LIBOR until March 1t, 2006, plus 0.50% from March 1, 2006 until June 1, 2006, plus 1.00% from June 1, 2006 until September 1st, 2006 plus 2.00% from September 1, 2006 until the repayment. The interest expense represents €10.4 million on the year ended December 31, 2005.
      In order to comply with the conditions of the acquisitions of Exploration Resources shares noted above, we obtained waivers from the lenders under our U.S.$60 million syndicated credit facility dated March 12, 2004 of the negative pledge and any other relevant provisions thereunder, as well as amendments to the financial covenants (see below).
      As a consequence of the capital increase dated December 16, 2005, we repaid, on December 23, 2005, $234.7 million of the $375 million which had been drawn on this credit facility. The unamortized portion of the deferred expenditures linked to this redemption amounted to €3.8 million and were recognized in the income statement as “Cost of financial debt” at December 31, 2005. At December 31, 2005, we have drawn down $140.3 million (€118.9 million), which was effectively repaid on February 10, 2006 as stated note 28 “Post-closing events”.
      We agreed to maintain some provisions under the bridge loan agreement: those were respected at December 31, 2005 and were invalid and void from February 10, 2006.
     Syndicated credit facility (unused long-term credit line)
      On March 12, 2004, CGG, CGG Marine and Sercel signed a revolving credit facility agreement of U.S.$60 million with banks and financial institutions acting as lenders. The purpose of this agreement was notably to replace the multi currency facility agreement dated September 15, 1999 as amended on August 31, 2000, which was cancelled.
      This credit facility agreement requires that certain ratios should be respected. Those ratios have been recently modified when the U.S.$375 million credit facility agreement was signed on September 1, 2005 (see

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
above), by a waiver dated August 31, 2005 and approved by the lenders. The new ratios to be respected, calculated from consolidated financial statements of the Group are the followings:

(a)	the ratio of net debt over equity should not exceed 2.50;

(b)	the ratio of net debt over Adjusted EBITDA (ORBDA) should not exceed (i) 2.00 on the 12 months periods ending December 31, 2003, June 30, 2004 and December 31, 2004, (ii) 1.75 on the 12 months periods ending June 30, 2005, (iii) 2.50 on the 12 months period preceding December 31, 2005 and (iv) 2.00 on the following 12 months periods; and

(c)	the ratio of net debt (in USD at closing rate) over cash-flow from operations on a rolling 12 months period calculated at average rate of the period should not exceed (i) 4.00 on the 12 months periods ending December 31, 2003 and June 30, 2004, (ii) 3.75 on the 12 months periods ending December 31, 2004, (iii) 3.50 on the 12 months period ending June 30, 2005, (iv) 3.00 on the following 12 months periods.
      The ratios calculated at December 31, 2005 met the conditions required.
      The lenders were granted a lien on the accounts receivable of CGG, CGG Marine and Sercel S.A. The facility has a term of three years and will begin amortizing after March 11, 2006, one year from its final maturity.
NOTE 13 — FINANCIAL INSTRUMENTS
Foreign currency exposure management
      The reporting currency for the Group’s consolidated financial statements is the euro. However, as a result of having primarily customers, which operate in the oil and gas industry, more than 90% of the Group’s operating revenues are denominated in currencies other than the euro, primarily the U.S. dollar.
      As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. A strengthening of the euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to euro, while a weakening of the euro has a positive effect. In addition, the Group’s exposure to fluctuations in the euro/ U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
      In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At December 31, 2005 and at December 31, 2004, the Group’s financial debt denominated in U.S. dollars amounted to U.S.$454.9 million (€385.6 million) and U.S.$307.8 million (€226.0 million), respectively.
      In addition, to protect against the reduction in the value of future foreign currency cash flows. the Group follows a policy of selling U.S. dollars forward at average contract maturity dates that the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds. This foreign currency risk management strategy has enabled the Group to reduce, but not eliminate, the positive or negative effects of exchange movements with respect to these currencies.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Details of forward exchange contracts are as follows:

	December 31,

	2005	2004

Forward sales of U.S. dollars against euros
Notional amount (in millions of US$)	183.6	127.0
— of which forward sales qualifying as cash-flow hedges	183.6	108.4
— of which forward sales not qualifying as cash-flow hedges	—	18.6
Weighted average maturity	91 days	96 days
Weighted average forward U.S.$/ Euro exchange rate	1.2048	1.2453
Forward sales of U.S. dollars against British pounds
Notional amount (in millions of US$)	6.5	—
— of which forward sales qualifying as cash-flow hedges	6.5	—
— of which forward sales not qualifying as cash-flow hedges	—	—
Weighted average maturity	90 days	—
Weighted average forward U.S.$/£ exchange rate	1.8871	—
      Effect of forward exchange contracts on financial statement are as follows:
Interest rate risk management

	December 31,	December 31,
	2005	2004

	(in millions of euros)
Carrying value of forward exchange contracts	(4.7)	8.9
Fair value of forward exchange contracts	(4.7)	8.9
Gains recognized in profit and loss	—	4.5
Losses recognized in profit and loss	(2.9)	—
Gains recognized directly in equity	—	3.7
Losses recognized directly in equity	(5.6)	—
      No interest rate cap agreement was subscribed during 2005 and there is no outstanding former agreement at December 31, 2005.
Fair value information
      The carrying amounts and fair values of the Group’s financial instruments are as follows:

	December 31, 2005		December 31, 2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	(in millions of euros)
Cash and cash equivalents	112.4	112.4	130.6	130.6
Bank overdraft facilities	9.3	9.3	2.8	2.8
Bank loans, vendor equipment
financing and shareholder loans:
— Variable rate	156.6	156.6	15.4	15.4
— Fixed rate	241.8	244.0	231.7	254.8
Forward currency exchange contracts	(4.1)	(4.1)	8.7	8.7

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The Group considers the carrying value for loans receivable and other investments. trade accounts and notes receivable. other receivables. trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.
      For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow analysis based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.
      The market value of forward sales is assessed based on forward rates, available on financial market for similar maturities.
NOTE 14 — COMMON STOCK AND STOCK OPTION PLANS
      The Company’s share capital at December 31, 2005 consisted of 17,081,680 shares, each with a nominal value of €2.
Dividend rights
      Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution amounted to €399.8 million at December 31, 2005.
Issued Shares
      In 2005, CGG issued 5.399.462 fully paid shares related to the following operations:

—	152.834 fully paid shares related to stock options exercised for which the company received net proceeds of €8.2 million;

—	1.147.500 fully paid ordinary shares issued on the conversion of 11,475 convertibles bonds out of the convertible bonds issued on November 4, 2004 with maturity date 2012 and;

—	4.099.128 fully paid ordinary shares issued on the capital increase completed between November 21, 2005 and December 2, 2005 at a share price of €51 for which the company received gross proceeds of €209.1 million. The fees and costs related to this transaction amounted to €9.4 million.
Stock options
      Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.
      Stock-options granted on 1997 expired on May 4, 2005. Options granted under the provisions of the 2000 option plan which expires eight years from the date of grant cannot be generally exercised before 2003 and the options to subscribe 1,000 shares or more cannot be exercised before January 18, 2005. Options granted under the provisions of the 2001 option plan, which expires eight years from the date of grant, are vested by one fifth each year from March 2001 and cannot be generally exercised before 2004 and the options to subscribe 1,000 shares or more cannot be exercised before January 18, 2005. The exercise price for each option is the average fair market value for the common stock during the 20 trading days ending on the trading day next preceding the date the option is granted. Options granted under the 2002 option plan, which expires eight years from the date of grant, are vested by one fifth each year from May 2002 and cannot be generally exercised before 2005. Moreover, options to subscribe 1,000 shares or more cannot be exercised before May 15, 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Following the capital increase of December 2005, the stock options were adjusted as follows:

	Adjustment of	Exercise price	Adjusted
Date of stock options	number of options	before adjustment (€)	exercise price (€)

January 18, 2000	9.387	49.90	45.83
March 14, 2001	21.376	71.20	65.39
May 15, 2002	11.466	43.47	39.92
May 15, 2003	15.583	15.82	14.53

Total	57.812

      Information related to options outstanding at December 31, 2005 is summarized below:

		Options
Date of Board of		outstanding at	Exercise price		Remaining
Directors’ Resolution	Options granted	Dec. 31. 2005	per share (€)	Expiration date	duration

January 18. 2000	231.000	124.736	45.83	January 17, 2008	24.5 months
March 14. 2001	256.000	251.463	65.39	March 13, 2009	38.5 months
May 15. 2002	138.100	135.400	39.92	May 14, 2010	52.5 months
May 15. 2003	169.900	180.235	14.53	May 14, 2011	64.5 months

Total	795.000	691.834

      In addition, there was a 100,000 options plan dated May 5, 1997 expiring on maturity date May 4, 2005. At January 1, 2005, there were 56,662 outstanding unexercised options at an exercise price of €61.03. At the expiration date, 54,520 options were exercised over the accumulated duration of the plan, thus 14,432 options became void definitely due to its expiration.
      A summary of the Company’s stock option activity, and related information for the years ended December 31 follows:

	December 31,

	2005		2004

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

	(weighted average exercise price in euro)
Outstanding-beginning of year	809.050	48.95	€815.673	48.86	€
Granted	—	—	—	—
Adjustments followings the capital increase	57.812	43.45	€—	—
Exercised	(152.834)	53.86	€(1.500)	15.82	€
Forfeited	(22.194)	55.61	€(5.123)	44.39	€

Outstanding-end of year	691.834	43.63	€809.050	48.95	€
Exercisable-end of year	376.199	58.90	€56.662	61.03	€

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 15 — PROVISIONS FOR LIABILITIES AND CHARGES
      Detail of provisions for liabilities and charges is as follows:

	Balance at					Balance at
	31 December,		Deductions	Deductions		31 December,
	2004	Additions	(used)	(non used)	Others(a)	2005

	(in millions of euros)
Provisions for contacts losses	4.7	2.8	(3.8)	—	0.4	4.1
Provisions for restructuring costs	1.0	0.3	(0.5)	—	—	0.8
Provisions for litigations	5.4	5.0	(1.8)	—	(0.3)	8.3
Provisions for exchange losses	—	—	—	—	—	—
Others provisions	3.1	3.8	(2.1)	(0.2)	(0.1)	4.5
Total short-term provisions	14.2	11.9	(8.2)	(0.2)	—	17.7
Customers Guarantee provisions	3.4	3.8	(2.3)	—	0.1	5.0
Retirement indemnity provisions	11.0	1.3	(0.6)	—	0.1	11.8
Others provisions	1.6	0.4	(1.1)	—	0.2	1.1
Negative value of investments in companies under the equity method	—	—	—	—	0.5	0.5
Total long-term provisions	16.0	5.5	(4.0)	—	0.9	18.4
Total provisions	30.2	17.4	(12.2)	(0.2)	0.9	36.1

(a)	includes the effects of exchange rates changes and acquisitions and divestitures
Negative value of investments in companies under the equity method
      The negative value of VSF, a company accounted under the equity method, is presented at December 31, 2005 as “Provisions — non-current portion” by €0.5 million.
Retirement indemnity provisions
      The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule;

•	age of retirement between 60 and 65 years old; and

•	actuarial rate and average rate of increase in future compensation.
      In addition, a supplemental pension and retirement plan was implemented in December 2004 for the members of the Group’s Management Committee and members of the management board of Sercel Holding; a contribution on this pension plan was paid for €2.1 million in 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The status of the retirement indemnity plans is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Accumulated benefit obligation (unvested)	11.4	8.7
Projected benefit obligation	14.5	13.2
Effect of changes in discount rates	—	—

	15.0	13.2

Service cost	1.6	0.6
Interest expense	0.7	0.5
Amortization of loss arising from change in discount rate	(0.2)	(0.3)

Net expense of the year	2.1	0.8
Benefit payments	(0.4)	(0.2)
Consolidation scope entries & currency translation	0.1	0.3

Net changes	1.8	0.9
Fair value of plan assets	5.0	2.2
Contributions paid	2.6	0.4
Expected return on plan assets	0.2	0.1
Consolidation scope entries & currency translation	—	—

Net changes	2.8	0.5
Net liability at end of the year	11.8	11.0
Net asset at end of the year	1.8	—
Key assumptions used in estimating the Group’s retirement
obligations are:
Discount rate	4.25%	4.00%
Average rate of increase in future compensation	3.00%	3.00%
Average expected return on assets	4.00%	5.50%
NOTE 16 — OTHER NON-CURRENT LIABILITIES

	December 31,

	2005	2004

	(in millions
	of euros)
Research and development subsidies	5.5	6.8
Profit sharing scheme	15.2	13.0

Other non-current liabilities	20.7	19.8

NOTE 17 — CONTRACTUAL OBLIGATIONS. COMMITMENTS AND CONTINGENCIES
Contractual obligations
      The Group leases primarily land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. These capital lease commitments include the sale-leaseback agreement with respect to the Group’s head office in Massy, for which we committed in June 2005 to exercise the purchase option in 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      We renewed the time charter party agreement of our seismic vessel, the Laurentian, in April 2005 with modified contractual conditions. As a result, it was qualified as a capital lease and was reported as such at June 30, 2005. The total lease obligation is U.S.$27.8 million (€23.6 million) over its three-year term plus a residual value of U.S.$7.3 million (€6.2 million). The net present value of future lease payments under the capital lease is U.S.$16.8 million (€14.2 million) and the remaining part of the obligation is accounted for as operating expenses over the agreement duration. This amount, less the estimated residual value of U.S.$7.3 million (€6.2 million) will be depreciated over the agreement duration. Likewise, the time charter party agreement of the Geochallenger seismic vessel, included in Exploration Resources’ assets at September 1, 2005, has been accounted for as a capital lease. The total lease obligation is U.S.$36.2 million (€30.7 million) over its five-year term plus a residual value of NOK 230 million (€30 million). The net present value of future lease payments under the capital lease is U.S.$54.8 million (€46.5 million) and the remaining part of the obligation is accounted for as operating expenses over the agreement duration. This amount will be depreciated over the agreement duration. Since April 1999, the Group has been operating the seismic vessel Alizé under a long-term charter agreement signed on December 31, 1998, valid for a period of eight years. In 2004, three lease agreements regarding two seismic vessels (“Föhn” and “Harmattan”) and one chase boat were qualified as capital leases and recorded as such for a total amount of €8.7 million in the balance sheet.
      Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.
      Rental expense was €59.6 million in 2005 and €61.2 million in 2004.
      The following table presents payments in future periods relating to contractual obligations as of December 31, 2005:

	Payments due by period

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in million of euros)
Long-term debt (Note 12)	135.7	17.7	10.1	147.3	310.8
Capital Lease Obligations	23.8	32.2	14.5	30.1	100.6
Operating Leases	51.6	43.2	10.3	0.8	105.9
Other Long-term Obligations (bond interest)	11.5	23.0	23.0	47.2	104.7

Total Contractual Obligations	222.6	116.1	57.9	225.4	622.0

      The reconciliation between capital lease obligations and capital lease debt is presented below:

	Less than		After
	1 year	1-5 years	5 years	Total

	(in millions of euros)
Capital Lease Obligations	23.8	46.7	30.1	100.6
Discounting	(3.7)	(9.4)	(0.1)	(13.2)
Capital lease debt (see note 12)	20.1	37.3	30.0	87.4

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Other commitments
      Outstanding commitments at December 31, 2005 include the following:

	2005	2004

	(in millions
	of euros)
Guarantees issued in favor of clients	82.4	83.0
Guarantees issued in favor of banks	26.3	13.7
Notes receivable discounted	—	—
Other guarantees(a)	14.2	13.3

Total	122.9	110.0

(a)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or other governmental administrations.
      The guarantees issued in favor of clients relates mainly to the guarantees issued by the Company to support bids made at the subsidiaries level.
      The increase in guarantees in favor of banks relates mainly to new credit facilities entered into.
      Other guarantees represent essentially the guarantees given to the Libyan customs authorities for the temporary admission of our seismic vessels in Libyan waters.
      The only significant commitment for capital expenditures at December 31, 2005 was the process of conversion of the “Geo-Challenger” from a cable laying vessel to a 3D seismic vessel for U.S.$27 million (€22.8 million).
      The duration of the guarantees is as follows:

	Due date

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Guarantees issued in favor of clients	69.0	4.5	8.9	—	82.4
Guarantees issued in favor of banks	20.0	4.5	1.8	—	26.3
Other guarantees	14.2	—	—	—	14.2

Total	103.2	9.0	10.7	—	122.9

      In addition, the Group’s agreements for the disposal of certain activities contain customary, reciprocal warranties and indemnities.
      The Group has no off-balance sheet obligations under IFRS that are not described above.
Legal proceedings, claims and other contingencies
      The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources. will not have a material adverse effect on its consolidated results of operations, financial position or cash flows.
      The Company has been sued by Parexpro (Portugal), for termination without cause of employment agreements and solicitation of a significant number of highly qualified staff in the field of reservoir

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
evaluation, misappropriation of confidential information and documentation, clients, and loss of profits resulting therefrom.
      In June 2005, Lisbon Appeal Court confirmed the decision of Lisbon Commercial Court and, in July 2005, Parexpro introduced a new assignation on the Lisbon Civil Court, aiming the same persons and companies on the same basis.
      This new action is currently processed by Lisbon Civil Court.
      The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.
NOTE 18 — ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE
      The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer. The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Geophysical services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	Geophysical products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition. and software development and sales.
      Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical products segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.
      Operating income represents operating revenues and other operating income less expenses of the relevant industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the segment management and because financing and investment are mainly managed at the corporate level.
      Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents, and the Group’s corporate headquarters in Massy.
      Net sales originating in France include export sales of €189 million in 2005 and €231 million in 2004.
      In 2005, the Group’s two most significant customers accounted for 9.8% and 4.4% of the Group’s consolidated revenues compared with 6.8% and 5.4% in 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Analysis by operating segment

	Geophysical	Geophysical	Eliminations and		Consolidated
2005	services	products	Adjustments		Total

	(in millions of euros)
Revenues from unaffiliated customers	552.3	317.6	—		869.9
Inter-segment revenues	0.6	61.2	(61.8)		—

Operating revenues	552.9	378.8	(61.8)		869.9
Other income from ordinary activities	1.9	—	—		1.9

Total income from ordinary activities	554.8	378.8	(61.8)		871.8

Operating income (loss)	25.2	79.8	(29.9	)(a)	75.1

Equity income (loss) of investees	12.9	0.1	—		13.0
Capital expenditures(b)	165.5	21.6	(19.6)		167.5
Depreciation and amortization(c)	132.9	18.2	(5.2)		145.9
Corporate assets amortization	—	—	—		—
Investments in companies under equity method	—	—	—		—
Identifiable assets	1,105.4	412.7	(113.4)		1,404.7

Unallocated and corporate assets					160.4

Total assets					1,565.1

of which equity method companies	42.0	2.4			44.4

Identifiable liabilities	575.5	179.8	(59.5)		695.8

Unallocated and corporate liabilities					159.1

Total liabilities					854.9

(a)	Includes general corporate expenses of €15.8 million.

(b)	Includes (i) investments in multi-clients surveys of €31.9 million, (ii) equipment acquired under capital lease of €17.4 million, (iii) capitalized development costs in the Services segment of €3.5 million, and (iv) capitalized development costs in the Products segment of €4.6 million.

(c)	Includes multi-clients surveys amortization of €69.6 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Geophysical	Geophysical	Eliminations and	Consolidated
2004	services	products	Adjustments	Total

	(in millions of euros)
Revenues from unaffiliated customers	388.0	299.4	—	687.4
Inter-segment revenues	1.3	14.2	(15.5)	—

Operating revenues	389.3	313.6	(15.5)	687.4
Other income from ordinary activities	0.4	—	—	0.4

Total income from ordinary activities	389.7	313.6	(15.5)	687.8

Operating income (loss)	(19.8)	64.5	1.0 (a)	45.7

Equity income (loss) of investees	10.0	0.3	—	10.3
Capital expenditures(b)	94.0	14.2	(0.9)	107.3
Depreciation and amortization(c)	121.8	15.5	(5.0)	132.3
Corporate assets amortization	—	—	—	—
Investments in companies under equity method				—

Identifiable assets	540.8	311.9	(44.9)	807.8

Unallocated and corporate assets				163.4

Total assets				971.2

of which equity method companies	28.6	2.2		30.8

Identifiable liabilities	230.7	129.6	(38.4)	321.9

Unallocated and corporate liabilities				247.0

Total liabilities				568.9

(a)	Includes general corporate expenses of €13.0 million.

(b)	Includes (i) investments in multi-clients surveys of €51.1 million, (ii) equipment acquired under capital lease of €8.7 million, (iii) capitalized development costs in the Services segment of €1.9 million, and (iv) capitalized development costs in the Products segment of €2.7 million.

(c)	Includes multi-clients surveys amortization of €66.5 million.
Analysis by geographic zone
     Analysis of operating revenues by location of customers

	2005		2004

	(in millions of euros)
France	7.8	1%	14.1	2%
Rest of Europe	182.5	21%	124.1	18%
Asia-Pacific/Middle East	297.3	34%	274.5	40%
Africa	90.6	10%	67.0	10%
Americas	291.7	34%	207.7	30%

Consolidated total	869.9	100%	687.4	100%

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
     Analysis of operating revenues by origin

	2005		2004

	(in millions of euros)
France	227.4	26%	244.5	36%
Rest of Europe	133.2	15%	64.8	9%
Asia-Pacific/Middle East	185.1	21%	131.7	19%
Africa	50.2	6%	50.7	7%
Americas	274.0	32%	195.7	29%

Consolidated total	869.9	100%	687.4	100%

      Outside France, the U.S. is the only country which is deemed material with 13% and 21% of consolidated revenues by origin in 2004 and 2005 respectively.
      Due to the constant change in work locations, the Group does not track its assets based on country of origin or ownership.
Analysis of operating revenues by category

	2005		2004

	(in millions of euros)
Sales of goods	296.6	34%	281.3	41%
Services rendered	468.6	54%	339.9	49%
Royalties (after-sales)	97.4	11%	60.9	9%
Leases	7.3	1%	5.3	1%

Consolidated total	869.9	100%	687.4	100%

NOTE 19 — RESEARCH AND DEVELOPMENT EXPENSES
      Analysis of research and development expenses is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Research and development costs — gross, incurred	(43.5)	(35.5)
Development costs capitalized	8.2	4.6
Research and development expensed	(35.3)	(30.9)
Government grants recognized in income	4.2	2.1

Research and development costs — net	(31.1)	(28.8)

      Research and development expenditures related primarily to:

•	for the geophysical services segment, projects concerning data processing services; and

•	for the products segment, projects concerning seismic data recording equipment.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 20 — OTHER REVENUES AND EXPENSES

	December 31,

	2005	2004

	(in millions
	of euros)
Assets depreciation	—	0.3
Restructuring costs	(0.2)	(11.0)
Variation of reserves for restructuring	0.1	11.1
Other non-recurring revenues	—	3.5
Other non-recurring expenses	(0.4)	(0.6)

Non-recurring revenues (expenses) — net	(0.5)	3.3
Exchange gains (losses) on hedging contracts	(2.9)	4.5
Gains (losses) on sales of assets	(1.0)	11.5

Other revenues (expenses) — net	(4.4)	19.3

Year ended December 31, 2005
      The provision for restructuring booked in 2003 was reversed for €0.1 million in 2005 once the restructuring expenses were incurred.
      Exchange gains & losses on hedging contracts corresponded to the impact of financial hedging instruments allocated to the operating revenues of the period.
      “Gain on sale of assets” related primarily to €1.2 million loss on damaged seismic recording equipment of the vessel “Amadeus”.
Year ended December 31, 2004
      The provision for restructuring booked in 2003 was reversed for €11 million in 2004 once the restructuring expenses were incurred.
      “Other non-recurring revenues” were principally related to insurance indemnities to be received for the loss of the Company’s seismic vessel, the “CGG Mistral” recorded for an amount of €1.8 million.
      Exchange gains & losses on hedging contracts correspond to the impact of financial hedging instruments allocated to the operating revenues of the period.
      “Gain on sale of assets” included primarily a gain of €7.9 million on the disposal of PGS shares and a gain of €2.2 million on the disposal of a building.
NOTE 21 — COST OF FINANCIAL DEBT
      Cost of financial debt includes expenses related to financial debt, composed of bonds, debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Analysis of cost of financial debt is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Current interest expenses related to financial debt	(22.2)	(25.7)
Financial cost on early redemption of bonds	(9.4)	(4.3)
Interest expenses and financial expenses related to the Bridge loan put in place for the acquisition of Exploration Resources	(14.2)	—
Income provided by cash and cash equivalents	3.5	2.2

Cost of financial debt, net	(42.3)	(27.8)

      As described in note 12, we redeemed and paid accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10 5/8% senior notes due 2007 on May 31, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized as “Cost of financial debt”.
      This repayment of $150 million follows a first repayment of $75 million decided by the Board of Directors held on December 8, 2004. According to the indenture, such early redemption implied the payment of a premium representing 5.3125% of the total redemption amount, i.e. US $4.0 million. The redemption of the Notes actually took place on January 26, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption, amounting to €4.3 million, were recognized in the profit and loss as “Cost of financial debt” at December 31, 2004.
NOTE 22 — OTHER FINANCIAL INCOME (LOSS)
      Analysis of other financial income (loss) is as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Exchange gains and losses, net	(1.8)	3.9
Other financial income	1.6	0.5
Premium paid for the nearly conversion of the convertible bonds	(8.9)	—
Write-off of issuance costs on convertible bonds recognized as
expense at the time of the early conversion	(3.7)	—
Other financial expenses	(1.7)	(3.6)

Other financial income (loss)	(14.5)	0.8

      At December 31, 2004, “Other financial expenses” included mainly the variance of the fair value of financial hedging instruments that did not qualify as investment hedge for an expense of €2.0 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 23 — INCOME TAXES
Income tax
      Income tax expense consists in:

	December 31,

	2005	2004

	(in millions
	of euros)
France
• current income taxes	(0.4)	(0.3)
• deferred taxes and other(b)		0.1

	(0.4)	(0.2)

Foreign countries
• current income taxes(a)	(30.9)	(21.9)
• deferred taxes and other(b)	4.7	11.2

	(26.2)	(10.7)

Total income tax expense	(26.6)	(10.9)

(a)	includes withholding taxes

(b)	includes principally deferred income and expense taxes
      The Company and its subsidiaries compute income taxes in accordance with the applicable tax rules and regulations of the numerous taxi authorities where the Group operates. The tax regimes and income tax rates legislated by these taxing authorities vary substantially. In foreign countries, income taxes are often accrued based on deemed profits calculated as a percentage of sales as defined by local government tax authorities.
      In accordance with the provisions of French tax law, the Company elected on January 1, 1991 to file a consolidated tax return for French subsidiaries in which the Company holds an interest of more than 95% from the beginning of the relevant year. The Company does not obtain any French tax credits in respect of income taxes paid abroad.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The main difference between the effective tax rate and the legal tax rate enacted in France at December 31, 2005 is the loss of the French tax group in 2005, for which no deferred tax income and asset were recorded in the year. The reconciliation between income tax expense in the income statement and the theoretical tax charge is detailed below:

Net income attributable to shareholders	(7.8)
Income tax expense	(26.6)
Income before tax	18.8
Differences on taxable basis:
Equity in income (loss) of affiliates	(13.0)
Net loss of the French tax group(a)	74.8
Theoretical taxable base excluding French tax group	80.6
Income tax rate enacted in France	34.93%
Theoretical tax	(28.2)
Differences on income taxes:
Income tax on Argas’s income paid by CGG(b)	(1.9)
Deferred tax income on carry-forward losses at CMG	2.4
Differences on income tax rate	1.1
Income tax	(26.6)

(a)	the theoretical deferred tax income related to the loss of the French tax group in 2005, estimated to €26,1 million, was not booked in the Group income statement in 2005.

(b)	CGG, as shareholder of Argas, is directly required to pay income tax for Argas in Saudi Arabia for its share in Argas.
      Due to the mobile nature of seismic acquisition activities, current relationships between the French and foreign components of such tax items are not reliable indicators of such relationships in future periods.
Net operating loss carried forward
      In both France and foreign jurisdictions where income tax is not determined based on deemed profits calculated as a percentage of sales, the main significant temporary differences between financial and tax reporting relate to net operating loss carried forward.
      Net operating loss carried forward available in France and foreign jurisdictions, and not recognized as deferred tax assets at December 31, 2005, amounted to €317.3 million, including €98 million of capital losses available in France at December 31, 2005 and are currently scheduled to expire as follows:

			Foreign
	France		countries

	(in millions of euros)
2006	98.0	(a)	—
2007	—		—
2008	—		—
2009	—		—
2010	—		3.3
2011 and thereafter	—		37.9
Available indefinitely	107.1		70.9
Total	205.1		112.1

(a)	Capital losses

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Net operating loss carried forward in France include both losses available for carried forward to reduce future French income tax payable by the consolidated tax Group as well as losses dating prior to January 1, 1991, which are only available to reduce future income tax of the individual subsidiaries of the Group.
      Consequently, the Group has recorded valuation allowances to fully provide for the potential tax benefit of carried forward losses by entities that have a recent history of generating losses
      Tax losses carried forward and not recorded as a deferred tax asset mainly relate to French tax losses for Euros of €107.1 million at current rate (after consequences of Tax audit — see below) and of €98.0 million for capital losses and United Kingdom tax losses incurred of GBP 24.5 million. After taking into account the financial forecasts, the Group decided not to record any deferred tax assets in respect of these tax losses available in future years.
Deferred tax assets and liabilities
      Net deferred tax assets and liabilities are as follows:

	December 31,

	2005	2004

	(in millions
	of euros)
Deferred tax assets — temporary differences	17.0	23.8
Deferred tax assets — tax losses carried forward(a)	14.6	7.7

Total Deferred tax assets	31.6	31.5
Total Deferred tax liabilities	56.9	26.7

Total deferred tax. net	(25.3)	4.8

(a)	relating to loss carry forwards in United Kingdom, Mexico, Norway and United States.
      The expectation of CMG’s positive tax results, confirmed in 2005 by a taxable result, led at December 31, 2005 to the recognition of a deferred tax income of €2.4 million representing CMG’s net operating loss carried forward (MXN98.0 million) net of temporary differences (MXN16.9 million) at December 31, 2005, at the enacted Mexican tax rates of 28% to 29% depending on the fiscal year of application.
      Sercel Inc.’s positive tax planning, confirmed in 2004 by a taxable result had led in 2004 to the recognition of a deferred tax income of €10.4 million representing Sercel Inc.’s net operating loss carried forward (U.S.$24.7 million) and temporary differences (U.S.$10.1 million), at the enacted U.S. tax rate of 35%.
      As of December 31, 2005, the deferred tax situation in France resulting from temporary differences between consolidated and taxable results resulted in a net deferred taxable basis of €76 million, whereby no deferred tax asset was recorded.
Tax position and tax audit
      In 2002 the Company received a verification notice from the French taxation authorities requesting documentation with respect to corporate tax and value added tax. The corporate tax audit covers the 1991 through 2001 fiscal year as required by French law for use of net operating loss carry forwards. As a consequence of this tax audit (symmetrical corrections and application of new rules), we have reviewed the calculation of income tax for the fiscal years subsequent to the fiscal period reviewed.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Moreover, in 2003, Sercel S.A. and Sercel Holding S.A. were subject to a tax audit from the French taxation authorities with respect to corporate taxes and value added taxes. The audit covers the 2001 and 2002 fiscal years. The consequences of those controls, partially contested at December 31, 2005 are taken into account in the books of the corresponding entities and partially offset within the French tax group system.
      We are currently discussing all those tax reassessments with tax authorities. Whatever the conclusion of these discussions be, the tax reassessment related to the audited fiscal years 1991 to 2001 would be offset against net operating loss carried forward. We thus consider that no additional income tax is due for fiscal years 1991 to 2001.
      We estimate the final risk of tax reassessment for the 2002 fiscal year on the French consolidated tax group to be €0.5 million income tax to be due. When the discussions with tax authorities conclude, the Group will make a request for the additional income tax in fiscal year 2002 to be offset against the net operating tax loss carried forward in fiscal year 2003.
      As a consequence, the risk linked to the tax reassessment will only affect net operating loss carried forward. We thus provided for only the additional contributions (not covered by the carry-back of net operating losses) and for the likely overdue interests at December 31, 2005 for a non-material amount.
      On March 18, 2005, CGG Americas Inc. received a correspondence from the U.S. Internal Revenue Service regarding an upcoming standard tax audit scheduled for the second quarter of 2005 covering CGG America’s 2003 tax return. This tax audit is currently in progress and we do not expect any material adjustment.
      Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amounted to €811.6 million at December 31, 2005 and to €201.9 million at December 31, 2004. The Group has booked deferred tax liabilities for taxes on part of these earnings, in particular on undistributed reserves that did not support tax in the Norwegian companies under the tax tonnage scheme.
NOTE 24 — PERSONNEL
      The analysis of personnel is as follows:

	Year ended
	December 31,

	2005	2004

Personnel employed under French contracts
Geophysical services	821	797
Products	654	622
Personnel employed under local contracts	2.477	2.250

Total	3.952	3.669

Including field staff of:	579	475
      The total cost of personnel employed by consolidated subsidiaries was €223.8 million in 2005 and €203.1 million in 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 25 — DIRECTORS’ REMUNERATION
      Directors’ remuneration was as follows.

	December 31,

	2005	2004

	(in euros)
Short-term employee benefit excluding tax on salary(1)	3,026,474	2,939,051
Long-term employee benefit — pension(2)	26,331	19,576
Long-term employee benefit — supplemental pension(3)	2,050,972	—
Share-based payments(4)	170,676	240,724

(1)	Includes gross remunerations and attendance fees paid during the year but excludes attendance fees paid to the President of the Board of Directors, respectively €37,873 in 2005 and €39,886 in 2004.

(2)	Cost of services rendered

(3)	Corresponding to a supplemental pension implemented by the end of 2004 and transferred to an insurance company; the amount above mentioned is the contribution paid in 2005 to this company.

(4)	Expense in the income statement related to the stock-options plan. No stock-options was attributed in 2005 to directors.
NOTE 26 — RELATED PARTY TRANSACTIONS
Operating transactions
      Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter parties associated with these services are concluded on an arm’s length basis. Debt to LDA was €6.0 million as of December 31, 2005. Total net charges paid throughout the year for the provision of ship management services were €0.8 million, and the future commitments for such services to LDA were €23.3 million.
      LDA and the Group own Geomar, a company accounted for under the equity method. Geomar is the owner of the CGG Alizé seismic vessel. LDA has a 51% controlling stake and we have a 49% stake in Geomar. Amounts paid to Geomar by the Group during the year were €8.8 million, while future charter party amounts due to Geomar were €12.0 million. Debt to Geomar was €0.9 million at December 31, 2005.
      The sales of geophysical products from Sercel to Argas, a 49% owned affiliate, were €8.1 million, representing 0.9% of the Group revenues in 2005. These transactions were concluded on an arm’s length basis.
      Sales of geophysical products from Sercel to Xian Peic, a 40% owned affiliate, were €2.9 million, representing 0.3% of Group revenues in 2005. These transactions were concluded on an arm’s length basis.
Financing
      No credit facility or loan was granted to the Company by shareholders during the three periods presented.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
NOTE 27 — SUPPLEMENTARY CASH FLOW INFORMATION
      Cash paid for income taxes and interest was as follows:

	Year ended
	December 31,

	2005	2004

	(in millions
	of euros)
Financial expenses paid	62.6	29.1
Income taxes paid	31.7	17.0
      The “Financial expenses paid” include mainly €3.0 million premium paid for the repayment of the 10 5/8% bonds maturity 2007 in January 2005, €4.0 million of issuing fees on the 7 1/2% bonds maturity 2015 issued in april 2005, €14.2 million of issuing fees and interest expenses related to the credit line of $375 million used for acquisition of Exploration Resources, repaid partially in December 2005 and €8.9 million of premium paid to the bondholders having converted its bonds in November 2005 (see note 12).
      The “Other non-cash items” include mainly the cancellation of the non-cash expense related to the variance on derivative on convertible bonds (see note 12) and, in 2005, to the reclassification of the cash-out of the €8.9 million of premium paid to the bondholders having converted its bonds in November 2005 from “Cash from operations” to “Financial expenses paid”.
      The “Impact of changes in exchange rate on financial items” corresponds notably to the elimination of the unrealized exchange gains (losses) resulting from the gross financial debt in U.S. dollars located in those subsidiaries whose functional currency is euro; this elimination amounted to €15.8 million in 2005 and €(12.9) million in 2004 and was mostly netted off in 2004 by the elimination of the unrealized loss on the cash in U.S. dollars.
      Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consisted of the following:

	Year ended
	December 31,

	2005	2004

	(in millions
	of euros)
Equipment acquired under capital leases	17.4	8.7
NOTE 28 — SUBSEQUENT EVENTS
      On January 2006, we offered an additional $165 million (the “Additional Notes”) of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 (the “Existing Notes”) in a private placement to certain eligible investors. The notes were issued at a price of 103 1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The notes were issued on February 3rd, 2006 and the net proceeds from the Additional Notes are used mainly to repay on February 10, 2006, $140.3 million remaining under CGG’s $375 million bridge credit facility used to finance the acquisition of Exploration Resources.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

NOTE 29 —	LIST OF PRINCIPAL CONSOLIDATED SUBSIDIARIES AND COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AS OF DECEMBER 31, 2005
      Certain dormant or insignificant subsidiaries of the Group have not been included in the list below.

			% of
Siren Number(a)	Consolidated companies	Head Office	interest

403 256 944	CGG Marine SAS	Massy, France	100.0
351 834 288	Geocal SARL	Massy, France	100.0
966 228 363	Geoco SAS	Paris, France	100.0
378 040 497	Sercel SA	Carquefou, France	100.0
410 072 110	CGG Explo SARL	Massy, France	100.0
866 800 154	Sercel Holding SA	Carquefou, France	100.0
	CGG Americas. Inc.	Houston, United States	100.0
	CGG do Brasil Participaçoes Ltda	Rio do Janeiro, Brazil	100.0
	CGG Canada Services Ltd.	Calgary, Canada	100.0
	CGG International SA	Geneva, Switzerland	100.0
	CGG (Nigeria) Ltd.	Lagos, Nigeria	100.0
	CGG Marine Resources Norge A/S	Hovik, Norway,	100.0
	CGG Offshore UK Ltd.	United Kingdom	100.0
	CGG India Private Ltd.	New Delhi, India	40.0
	Exploration Resources ASA	Bergen, Norway	100.0
	Exploration Investment Resources AS	Bergen, Norway	100.0
	Exploration Investment Resources II AS	Bergen, Norway	100.0
	Exploration Vessel Resources AS	Bergen, Norway	100.0
	Exploration Vessel Resources II AS	Bergen, Norway	100.0
	Multiwave Geophysical Company ASA and its subsidiaries	Bergen, Norway	100.0
	Companía Mexicana de Geofisica	Mexico City, Mexico,	100.0
	Companhia de Geologia e Geofisica Portuguesa	Lisbon, Portugal	100.0
	Exgeo CA	Caracas, Venezuela	100.0
	Geoexplo	Almaty, Kazakhstan	100.0
	Geophysics Overseas Corporation Ltd.	Nassau, Bahamas	100.0
	CGG Australia Services Pty Ltd.	Sydney, Australia	100.0
	CGG Asia Pacific(b)	Kuala Lumpur, Malaisia	33.2
	Petroleum Exploration Computer Consultants Ltd.	Forest Row, United Kingdom	100.0
	CGG Vostok	Moscow, Russia	100.0
	PT CGG Indonesia	Jakarta, Indonesia	100.0
	Sercel Australia	Sydney, Australia	100.0
	Hebei Sercel JunFeng(c)	Hebei, China	51.0
	Sercel Inc.	Tulsa, United States	100.0
	Sercel Singapore Pte Ltd.	Singapore, Singapore	100.0
	Sercel England Ltd.	Somercotes, United Kingdom	100.0
	Sercel Canada Ltd.	Calgary, Canada	100.0

(a)	Siren number is an individual identification number for company registration purposes under French law.

(b)	the consolidation of CGG Asia Pacific, in which CGG owns 33.2% of the ordinary shares and 30% of the total shares is compliant with IFRS.

(c)	Sercel JunFeng is fully consolidated since, according to the management agreement, the Group has operating control of the company.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

			% of
Siren number(a)	Accounted for using the equity method	Head Office	interest

413 926 320	Geomar SAS	Paris. France	49.0
	Argas Ltd.	Al-Khobar. Saudi Arabia	49.0
	JV Xian Peic/ Sercel Limited	Xian. China	40.0
	VS Fusion	Houston. United States	49.0
NOTE 30 — RECONCILIATION FROM FRENCH ACCOUNTING PRINCIPLES TO IFRS
Reconciliation of shareholders’ equity at January 1, 2004 and at December 31, 2004

	Shareholders’ equity

					Income and				Total
					expense				shareholders’
	Balance at		Movements	Movements	recognized	Cumulative	Balance at		equity and
	January 1,	Net	in stock-	in treasury	directly in	translation	December 31,	Minority	minority
	2004	income	options	shares	equity	adjustment	2004	interest	interest

	(in million of euros)
Total under French accounting principles	396.6	11.1		0.6		(12.6)	395.7	9.1	404.8
(a) Tangible assets (IAS 16)	7.2	(0.1)					7.1		7.1
(b) Employee benefits (IAS 19)	0.7	(0.4)				(0.1)	0.2		0.2
(c) Currency translation (IAS 21)	—	4.0				(4.0)	—		—
(d) Treasury shares (IAS 32)	(0.8)	(1.4)		2.0			(0.2)		(0.2)
(e) Goodwill amortization (IAS 36)	—	6.2				(0.4)	5.8		5.8
(f) Development costs (IAS 38)	3.2	4.4				(0.1)	7.5		7.5
(g) Financial instruments (IAS 39)	12.8	(2.0)			(5.5)		5.3		5.3
(h) Financial debt (IAS 39)	0.3	(0.4)					(0.1)		(0.1)
(h) Convertible bonds derivative (IAS 39)	—	(23.5)					(23.5)		(23.5)
(i) Stock-options (IFRS 2)	—	(0.5)	0.5				—		—
(j) Revenue recognition (IAS 11)	—	(2.4)					(2.4)		(2.4)
Impact of IFRS restatements before deferred tax and minority interests	420.0	(5.0)	0.5	2.6	(5.5)	(17.2)	395.4	9.1	404.5

Impact of deferred tax	(0.8)	(1.4)					(2.2)		(2.2)

Total under IFRS	419.2	(6.4)	0.5	2.6	(5.5)	(17.2)	393.2	9.1	402.3

      Information about IFRS restatements is disclosed in paragraph 1. Main IFRS restatements.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Reconciliation of balance sheet at January 1, 2004

	French
	Accounting
ASSETS	Principles	Ref.	Reclassifications	Ref.	Restatements	IFRS

	(in millions of euros)
Cash and cash equivalents	96.4					96.4
Trade accounts and notes receivable	165.5	(k)	4.6			170.1
Inventories and work-in-progress	64.0		(1.6)			62.4
Income tax assets	—	(l)	3.6			3.6
Other current assets	57.9	(h)(l)	(12.2)	(g)	7.7	53.4

Total current assets	383.8		(5.6)		7.7	385.9

Deferred tax assets	—	(l)	20.0			20.0
Investments and other financial assets	41.5	(k)(l)(m)	(2.5)	(g)	4.3	43.3
Investments in companies under equity method	33.0	(m)	(6.1)			26.9
Property, plant and equipment, net	216.0	(n)	(7.3)	(a)	7.2	215.9

Goodwill and intangible assets, net	205.1	(n)	8.9	(f)	3.2	217.2

Total non-current assets	495.6		13.0		14.7	523.3

TOTAL ASSETS	879.4		7.4		22.4	909.2

LIABILITIES
Bank overdrafts	3.2		—			3.2
Current portion of financial debt	24.6		—			24.6
Trade accounts and notes payable	78.6		0.2			78.8
Accrued payroll costs	47.7		(0.4)	(b)	0.2	47.5
Income tax payable	18.3		(1.4)			16.9
Advance billings to customers	16.9		—			16.9
Provisions — current portion	—	(o)	20.1			20.1
Other current liabilities	44.8	(o)	(23.5)			21.3

Total current liabilities	234.1		(5.0)		0.2	229.3
Deferred tax liabilities	—	(l)	18.0		0.8	18.8
Provisions — non-current portion	—	(o)	13.6	(b)	(0.9)	12.7
Financial debt	207.8	(h)	(5.4)	(h)	(0.3)	202.1
Other non-current liabilities	32.1	(l)(o)	(13.8)			18.3

Total non-current liabilities	239.9		12.4		(0.4)	251.9
Common stock	23.4		—			23.4
Additional paid-in-capital	292.7		—			292.7
Retained earnings	132.1	(c)	(51.6)		14.2	94.7
Treasury shares	—		—	(d)	(0.8)	(0.8)
Income and expenses recognized directly in equity	—		—	(g)	9.2	9.2
Cumulative translation adjustment	(51.6)	(c)	51.6			—

Total shareholders’ equity	396.6		—		22.6	419.2
Minority interests	8.8		—		—	8.8

Total shareholders’ equity and minority interests	405.4		—		22.6	428.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	879.4		7.4		22.4	909.2

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Information about IFRS restatements is disclosed in paragraph 1. Main IFRS restatements. Information about IFRS reclassifications is disclosed in paragraph 2. Main IFRS reclassifications.
Reconciliation of net income for the year ended at December 31, 2004

	French
	Accounting
	Principles	Ref.	Reclassifications	Ref.	Restatements	IFRS

	(in million of euros)
Operating revenues	692.7				(5.3)	687.4
Other revenues of ordinary activities		(q)	0.4		—	0.4

Total revenues of ordinary activities	692.7		0.4		(5.3)	687.8
Cost of operations	(556.0)			(b)(f)	2.0	(554.0)

Gross profit	136.7		0.4		(3.3)	133.8
Research and development expenses, net	(33.5)			(f)	4.7	(28.8)
Selling, general and administrative expenses, net	(79.5)	(h)	1.5	(a)(i)	(0.6)	(78.6)
Other revenues (expenses), net	12.0	(h)	4.3	(d)(g)	3.0	19.3

Operating income	35.7		6.2		3.8	45.7
Expenses related to financial debt		(h)	(29.6)	(h)	(0.4)	(30.0)
Income provided by cash and cash equivalents		(h)	2.2			2.2
Cost of net financial debt		(h)	(27.4)	(h)	(0.4)	(27.8)
Variance on derivative on convertible bonds				(h)	(23.5)	(23.5)
Other financial incomes (expenses), net		(p)	3.2	(c)(g)	(2.4)	0.8
Financial incomes (expenses), net	(22.4)	(q)	22.4			—
Exchange gains (losses), net	4.4	(p)	(4.4)			—

Income before income taxes	17.7		—		(22.5)	(4.8)
Income taxes	(9.7)				(1.2)	(10.9)

Income (loss) from consolidated companies	8.0		—	(e)(f)(j)	(23.7)	(15.7)
Equity in income of affiliates	10.3					10.3
Goodwill amortization	(6.2)			(e)	6.2	—

Net income	12.1		—		(17.5)	(5.4)
Attributable to:
— Shareholders	11.1		—		(17.5)	(6.4)
— Minority interests	1.0		—		—	1.0
      Information about IFRS restatements is disclosed in paragraph 1. Main IFRS restatements.
      Information about IFRS reclassifications is disclosed in paragraph 2. Main IFRS reclassifications.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Reconciliation of balance sheet at December 31, 2004

	French
	Accounting
ASSETS	Principles	Ref.	Reclassifications	Ref.	Restatements	IFRS

	(in millions of euros)
Cash and cash equivalents	130.8			(d)	(0.2)	130.6
Trade accounts and notes receivable	191.7	(k)	13.1	(j)	(8.0)	196.8
Inventories and work-in-progress	81.4		—	(j)	5.4	86.8
Income tax assets	—	(l)	4.0	(j)	0.2	4.2
Other current assets	58.3	(l)(h)	(14.9)	(g)	5.3	48.7

Total current assets	462.2		2.2		2.7	467.1
Deferred tax assets	—	(l)	31.5			31.5
Investments and other financial assets	31.9	(k)(l)(m)	(19.4)			12.5
Investments in companies under equity method	36.6	(m)	(5.8)			30.8
Property, plant and equipment, net	204.5	(n)	(7.5)	(a)	7.1	204.1
Goodwill and intangible assets, net	204.4	(n)	7.5	(e)(f)	13.3	225.2

Total non-current assets	477.4		6.3		20.4	504.1

TOTAL ASSETS	939.6		8.5		23.1	971.2

LIABILITIES
Bank overdrafts	2.8		—			2.8
Current portion of financial debt	73.1		—			73.1
Trade accounts and notes payable	97.8		0.5			98.3
Accrued payroll costs	47.8		(0.2)			47.6
Income tax payable	24.9		(0.9)			24.0
Advance billings to customers	13.2		—			13.2
Provisions — current portion	—	(o)	14.2			14.2
Other current liabilities	41.0	(o)	(18.2)			22.8

Total current liabilities	300.6		(4.6)			296.0
Deferred tax liabilities	—	(l)	24.5		2.2	26.7
Provisions — non-current portion	—	(o)	16.2	(b)	(0.2)	16.0
Financial debt	194.1	(h)	(7.3)	(h)	(10.3)	176.5
Derivative on convertible bonds				(h)	33.9	33.9
Other non-current liabilities	40.1	(l)(o)	(20.3)			19.8

Total non-current liabilities	234.2		13.1		25.6	272.9
Common stock	23.4		—			23.4
Additional paid-in-capital	173.4		—			173.4
Retained earnings	252.0	(c)	(52.2)		14.7	214.5
Treasury shares	—		0.6	(d)	1.2	1.8
Net income — attributable to shareholders	11.1		—		(17.5)	(6.4)
Income and expenses recognized directly in equity	—		—	(g)	3.7	3.7
Cumulative translation adjustment	(64.2)	(c)	51.6	(c)	(4.6)	(17.2)

Total shareholders’ equity	395.7		—		(2.5)	393.2
Minority interests	9.1		—		—	9.1

Total shareholders’ equity and minority interests	404.8		—		(2.5)	402.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	939.6		8.5		23.1	971.2

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Information about IFRS restatements is disclosed in paragraph 1. Main IFRS restatements.
      Information about IFRS reclassifications is disclosed in paragraph 2. Main IFRS reclassifications.
1.   Main IFRS restatements
          (a)  Tangible assets (IAS 16)
      Distinct components of a tangible asset are accounted for separately when its estimated useful life are materially different. We identified some components on certain constructions and the corresponding amortization was restated according to its specific useful life and its residual value in “Property, plan and equipment” at January 1, 2004, with a positive impact of €7.2 million on shareholders’ equity, as well as the depreciation expense for the year ended at December 31, 2004, with a negative impact of €0.1 million in the income statement.
          (b)  Employee benefits (IAS 19)
      Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 were recognized in shareholders’ equity in the opening balance sheet, with a positive impact of €0.7 million on shareholders’ equity, and the corresponding amortization of actuarial gains and losses for the year ending at December 31, 2004 was cancelled, with a negative impact of €0.4 million in the income statement.
          (c)  Currency translation (IAS 21)
      The accumulated total of translation adjustments at January 1, 2004 were reversed against consolidated reserves, with no impact on shareholders’ equity. As a consequence, the loss related to the liquidation of Kantwell, corresponding to the cumulative currency translation adjustment of Kantwell at January 1, 2004 was cancelled in the income statement of the twelve-months period ending at December 31, 2004, with a positive impact of €4.0 as Other financial incomes (expenses) in the income statement.
          (d)  Treasury shares (IAS 32)
      Treasury shares valued at their cost price were presented as a reduction of shareholders’ equity, with a negative impact of €0.8 million at January 1, 2004. Gains from the sale of such securities recognized in the income statement under French accounting principles for the year ended at December 31, 2004 were cancelled and recognized under shareholders’ equity, with a negative impact of €1.4 million in the income statement.
          (e)  Goodwill amortization (IAS 36)
      Upon transition to IFRS, goodwill will no longer be amortized starting January 1, 2004. As a consequence the goodwill amortization expense for the twelve-months period ending at December 31, 2004 was reversed, with a positive impact of €5.0 million net of deferred tax in the income statement.
          (f)  Development costs (IAS 38)
      As a consequence of the implementation of new rules of IAS 38 (Intangible assets) for capitalization of development costs with the retrospective method, development costs previously recognized as expenses under French accounting principles were capitalized as Intangible assets on January 1, 2004 with a positive impact of €2.4 million on shareholders’ equity. For the year ending at December 31, 2004, development costs previously recognized as Research and development expenses under French accounting principles and

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
complying requirements for capitalization amounted to €4.7 million and were capitalized. A depreciation expense for capitalized development costs, amounting to €0.3 million was recognized as Cost of operations over the year ended at December 31, 2004. The total impact of those adjustments, net of deferred tax was a positive impact of €4.2 million in the income statement for the year ended at December 31, 2004.
      We implemented information systems to identify development costs that should be capitalized. Nevertheless, it was not possible to have a fully retrospective application of standard IAS 38, due to a lack of measurable information.
          (g)  Financial instruments (IAS 39)
      IAS standards 32 — 39 on financial instruments have been applied as from January 1, 2004.
      As a consequence, PGS investment was reassessed at its fair value at January 1, 2004 in Investments and other financial assets, with a positive impact on shareholders’ equity of €4.3 million. PGS was sold during the twelve months period ending December 31, 2004 and the €4.3 million restatement was reversed directly in equity.
      Financial hedging instruments (forward exchange contracts) were reassessed at its fair value at January 1, 2004 in Other current assets, with a positive impact of €8.5 million euros, including €4.9 million unrealized gains recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and €3.6 million unrealized gains recognized in retained earnings for those financial instruments that did not qualify for hedge accounting. The total impact on shareholders’ equity was €8.5 million euros at January 1, 2004.
      At December 31, 2004, financial hedging instruments (forward exchange contracts) were reassessed at its fair value for a total amount of €5.3 million euros in Other current assets. Thus, the negative variance of the fair value of financial hedging instruments for the twelve months period ending at December 31, 2004 amounted to €3.8 million, including a negative impact of €1.2 million recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and a negative impact of €2.6 million recognized as Other financial incomes (expenses) in the income statement for those financial instruments that did not qualify for hedge accounting.
      Furthermore, the impact of forward exchange contracts that qualified for hedge accounting and that related to revenues recognized of the year ended at December 31, 2004 was reclassified from Other financial incomes (expenses) to Other revenues in Operating income, for a total amount of €4.4 million.
          (h)  Financial debt (IAS 32 & IAS 39)
      Implementing IFRS (IAS 38) led us to reclassify issuance costs related to financial debt, previously presented as Other current assets, as a decrease in financial debt of €5.4 million at January 1, 2004 and of €7.3 million at December 31, 2004. For the year ended December 31, 2004, the amortization of issuance costs, calculated according to the straight-forward method, as well as the premium related to the redemption of bonds were reclassified as Cost of financial debt for a total amount of €5.8 million, previously recognized as Sales, General and Administrative expenses for €1.5 million and as Other expenses for €4.3 million. In addition, the amortization of issuance costs was reassessed according to the effective interest rate method over the lifetime of the debt with a negative impact on Cost of financial debt of €0.4 million in the income statement for the year ended at December 31, 2004.
      The $85 million 7.75% convertible bonds due 2012 issued by CGG on November 4, 2004 (described in our Annual Report on Form 20F for the year ended December 31, 2004) were previously wholly accounted for as financial debt under French GAAP. Under IFRS, as the convertible bonds are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
has been bifurcated and accounted separately within long-term liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. Subsequent changes of the fair value of the embedded derivatives have been booked to the consolidated income statement. As a result of bifurcating the embedded conversion option, the debt component of the convertible debt instrument was issued at a discount of €10.5 million.
      The fair value of the debt had not changed significantly as of December 31, 2004 from the time it was issued in November 2004. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. This debt discount is amortized to interest expense until maturity of the convertible bonds.
      The fair value of the embedded derivative has been determined using a binomial model. The fair value increased from €10.4 million at the initial recognition of the debt to €33.9 million at December 31, 2004, principally as a result of an increase in the CGG share price. This resulted in aggregate expense of €23.5 million on the year ended December 31, 2004, reflected in “Other financial expense”. The main assumptions used for the year-end valuation are an implicit volatility of 25%, a cost of share borrowing of 3% and a credit-risk premium of 4.5% at December 31, 2004.
          (i)  Stock-options (IFRS 2)
      Fair value of stock-options granted since November 7, 2002, previously not recognized under French accounting principles, was recognized under IFRS with a negative impact in the income statement of €0.5 million for the year ended at December 31, 2004.
          (j)  Revenue recognition (IAS 11)
      The principles in applying the stage of completion method, as specified under IAS 11, have been carried out at December 31, 2004, with a reduction in Operating revenues of €5.3 million, a reduction in Cost of Operations of €2.7 million and a reduction in Income tax of €0.2 million on the fiscal year ended December 31, 2004.
2.   Main IFRS reclassifications
     Balance sheet
          (a)  Long-term portion of trade accounts receivables
      Long-term portion of trade accounts receivables previously presented as Long-term receivables under French accounting principles was presented as Trade accounts receivables under IFRS.
          (b)  Income tax and deferred tax
      Income tax assets previously presented under Other current assets and income tax liabilities previously presented under Other current liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet. Deferred tax assets previously presented under Other current assets or Long-term receivables and deferred tax liabilities previously presented under Other current liabilities or Other long-term liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet.
          (c)  Advances to companies accounted for under equity method
      Advances to companies accounted for under equity method previously presented as Investments in and advances to companies under the equity method under French accounting principles were presented as Investments and other financial assets under IFRS.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
          (d)  Computer software
      Computer software previously presented as Property, plant and equipment under French accounting principles was presented as Intangible assets under IFRS.
          (e)  Provisions
      Provisions previously presented under Other current liabilities or Other long-term liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet.
     Profit and loss
          (a)  Exchange gains and losses
      Exchange gains and losses previously presented as a separate caption under French accounting principles were presented as Other financial income (expenses) under IFRS.
          (b)  Other revenues of ordinary activities
      Discounting on present value of long-term receivables previously presented as “Other financial income (expenses”) under French accounting principles are presented as “Other revenues from ordinary activities” under IFRS.
3.   Main IFRS impacts on cash-flow statement

	French
	gaaps	Reclassification(a)	Reclassification(b)	Reclassification(c)	Others	IFRS

	(amounts in millions of euros)
Net cash provided by operating activities	91.9	29.1	(2.2)	7.9	0.2	126.9
Net cash from investing activities	(100.1)				(0.7)	(100.8)
Net cash provided by financing activities	44.2	(29.1)	2.0		0.5	17.6
Effect of exchange rates on cash	(1.6)			(7.9)		(9.5)

Net increase (decrease) in cash and cash equivalents	34.4		(0.2)			34.2

Cash and cash equivalents at beginning of year	96.4					96.4

Cash and cash equivalents at end of year	130.8		(0.2)			130.6

(a)	Financial expenses paid

(b)	Treasury shares

(c)	Foreign exchange effect on cash and cash equivalents in USD
NOTE 31 — RECONCILIATION TO U.S. GAAP

A —	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND U.S. GAAP
      The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate primarily to the following items, and the necessary adjustments are shown in the tables in section B below.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Goodwill
      Under IFRS, we no longer amortize goodwill beginning January 1, 2004. Under US GAAP, we no longer amortize goodwill beginning January 1, 2002.
Deferred taxes
      Under IFRS, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.
      Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.
Currency translation adjustment
      Under IFRS, the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves. As a consequence, all gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation scope are computed on the basis of the restated currency translation adjustment.
      Under U.S. GAAP, historical values are maintained for currency translation adjustment and thus for calculation of gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation.
Stock-based compensation
      Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date — corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model, only for stock-options plans granted since November 7, 2002.
      Under US GAAP, CGG has decided to early adopt the FAS123 (R) standard and to apply the “modified prospective” method as of January 1st, 2005. Compensation costs for requisite services rendered over the period are recognised at their fair value through the income statement. This method applies to all plans granted by the group. At year end December 31, 2004, compensation costs on stock options plans granted to employee were valued as the excess if any, of the market price of the underlying shares at the date of grant over the exercise price of the option. This cost is recognised through income statement on all stock options plans granted by the Group (intrinsic value method). The restatement at fair value at year end December 31, 2004 of stock options granted to employees is presented in the pro forma disclosures.
Development costs
      Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Convertible bonds
      For US GAAP purposes, as regards convertible bonds, there is an embedded derivative that can not be reliably assessed, corresponding to the early redemption clause (see note 12 to our consolidated annual financial statements). The probability of occurrence of this clause being uncertain, the related embedded derivative cannot be measured reliably and thus is not recognized by the Group in its U.S. GAAP financial statements.
Derivative instruments and hedging activity
      Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) in the industry.
      Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value. Revenues and expenses with a non-U.S. dollar client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.
Comprehensive income
      Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income corresponds to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.
      In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.
      For us, these statements include in addition to net income:

•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

B —	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP
Consolidated Net Income(a)

	December 31,

	2005	2004

		(restated)
	(in millions
	of euros)
Net loss) as reported in Consolidated Statements of operations	(7.8)	(6.4)
Deferred tax (FAS 109)	2.7	(3.4)
Loss on extinguishment of debt (APB 26)	(2.8)	2.8
Stock options	(1.5)	0.3
Cancellation of IFRS long-term contracts adjustment	(2.4)	2.4
Cancellation of IFRS tangible assets adjustment	0.2	0.1
Cancellation of IFRS currency translation adjustment	3.6	(4.0)
Cancellation of IFRS capitalization of development costs	(6.1)	(4.2)
Available for sale security (FAS 115)	—	1.3
Derivative instruments (FAS 133)	22.4	(9.1)

Net income (loss) under U.S. GAAP	8.3	(20.2)

(a)	Restatements are presented net of tax..
Shareholders’ equity

	December 31,

	2005		2004

			(restated)
	(in millions
	of euros)
Shareholders’ equity as reported in the Consolidated Balance Sheets	698.5		393.2
Goodwill amortization (FAS 142)	13.4	(b)	12.6	(b)
Deferred tax (FAS 109)	(8.3	) (b)	(9.6	)(b)
Loss on extinguishment of debt (APB 26)	—		2.8
Stock options	(2.5)		(0.6)
Cancellation of IFRS long-term contracts adjustment	—		2.4
Cancellation of IFRS tangible assets adjustment	(6.9)		(7.1)
Cancellation of IFRS capitalization of development costs	(13.6)		(6.5)
Derivative instruments (FAS 133)	8.9		(15.0)

Shareholders’ equity under U.S. GAAP	689.5		372.2

(a)	All adjustments disclosed above are net of tax effects, if applicable.

(b)	This amount is net of currency translation adjustment effect.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
CONDENSED US GAAP INCOME STATEMENT AND BALANCE SHEET
Condensed US GAAP income statement

	December 31,

	2005	2004

	(amounts in millions of euros
	except per share data)
Operating revenues	860.8	709.5
Cost of operations	(665.4)	(559.5)

Gross profit	195.4	150.0

Research and development expenses — net	(39.3)	(33.5)
Selling, general and administrative expenses	(92.7)	(79.7)
Other revenues (expenses) — net	(1.5)	18.2

Operating income (loss)	61.9	55.0

Cost of financial debt, net	(46.6)	(22.4)
Variance on derivative on convertible bonds	(11.5)	(23.5)
Other financial income (loss)	14.7	(23.6)
Equity in income (losses) of affiliates	13.0	10.3

Income (loss) of consolidated companies before income taxes and minority interests	31.5	(4.2)

Income taxes	(22.2)	(15.0)
Minority interests	(1.0)	(1.0)

Net income (loss)	8.3	(20.2)

Dilutive weighted average number of shares outstanding	12,095,925	11,681,406
Dilutive potential shares from stock-options(1)	261,855	83,211
Dilutive potential shares from convertible bonds(2)	252,500	233,333
Adjusted weighted average shares and assumed option exercises when dilutive	12,357,779	11,681,406

Net income (loss) per share
Basic for shareholder	0.69	(1.73)
Diluted for shareholder	0.67	(1.73)

(1)	anti-dilutive for year ended at December 31, 2004.

(2)	anti-dilutive for years ended at December 31, 2004 and December 31, 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Condensed US GAAP balance sheet

	December 31,

	2005	2004

	(amounts in
	millions of euros)
ASSETS
Current assets	608.5	480.2
Long-term assets	965.4	495.6

Total Assets	1,573.8	975.8

LIABILITIES
Current liabilities	509.9	325.8
Long term liabilities	362.7	268.6
Minority interests	11.7	9.1
Shareholders equity	689.5	372.2

Total Liabilities	1,573.8	975.8

Statement of Comprehensive income (loss)(a)

	December 31,

	2005	2004

	(in million
	of euros)
Net income (loss) under US GAAP	8.3	(20.2)
Other comprehensive income (loss)
— Changes in the cumulative translation adjustment	23.3	(13.6)
— Changes in the fair value of available-for-sale securities	—	(7.8)
— Changes in the fair value of derivative instruments	(4.1)	(2.8)

Comprehensive income (loss) under U.S. GAAP	27.5	(43.1)

(a)	All adjustments disclosed above are net of tax effects, if applicable.
Statement of Accumulated Other Comprehensive Loss(a)

	December 31,

	2005	2004

	(in million
	of euros)
— Cumulative Translation adjustment	(41.9)	(65.2)
— Fair value of derivative instruments	(1.4)	2.7

Accumulated Other Comprehensive loss under U.S. GAAP	(43.3)	(62.5)

(a)	All adjustments disclosed above are net of tax effects, if applicable.
C — ADDITIONAL U.S. GAAP DISCLOSURES
Stock option plans
      No stock-options were granted in 2004 and 2005.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period. The Company’s pro forma information is detailed below:

December 31, 2004

(in millions of
euros except for
income (loss) per
share information)
Net loss, as reported	€(20.2)
Add: total stock-based employee compensation expense included in reported net income, net of related tax effect	0.2
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3.8)

Pro forma U.S. GAAP net loss	(23.8)

Earnings per share:
Basic for common stock holder — as reported	(1.73)
Basic for common stock holder — pro forma	(2.03)
Diluted for common stock holder — as reported	(1.73)
Diluted for common stock holder — pro forma	(2.03)
      The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing model, in management’s opinion, does not necessarily provide a single measure of the fair value of its employee stock options.
Derivative financial instruments
     Fair Value Hedge and Cash Flow Hedge
      The ineffectiveness of cash-flow hedges for the year 2005 and 2004 amounted to €23.7 million and €(13) million respectively, and is reported in the “Exchange gains (losses), net” line item of the condensed statements of operations.
      Gains/(losses) accumulated in Comprehensive income were €(1.4) million and €2.7 million as of December 31, 2005 and 2004.
     Hedge of the net investment in a foreign operation
      A portion of the amount of our outstanding bond denominated in U.S. dollar and of our bridge loan credit facility has been designated as a hedge of the investment in U.S. dollar. The net amount of gains/(losses) that has been included in the cumulative translation adjustment was €(22.0) million and €4.9 million during the year 2005 and 2004 respectively.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Restructuring plan
      The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2005, related to the Land SBU restructuring plan initiated after December 31, 2003 was as follows:

	Year ended December 31, 2005

	Balance at					Balance at
	beginning of		Deductions	Deductions		end of
	year	Additions	(used)	(unused)	Other(a)	year

	(in millions of euros)
Termination benefits	0.4	0.2	—	—	—	0.6
Other associated costs	0.5	0.1	—	(0.4)	—	0.2

Total	0.9	0.3	—	(0.4)	—	0.8

(a)	Includes the effects of exchange rate changes
      The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2004, related to the Land SBU restructuring plan initiated after December 31, 2003 was as follows:

	Year ended December 31, 2004

	Balance at					Balance at
	beginning of		Deductions	Deductions		end of
	year	Additions	(used)	(unused)	Other(a)	year

	(in millions of euros)
Termination benefits	10.8	—	(10.4)		—	0.4
Contract termination costs	0.6	—	(0.4)	(0.2)	—	0.0
Other associated costs	0.7	—	(0.2)	—	—	0.5

Total	12.1	—	(11.0)	—	—	0.9

(a)	Includes the effects of exchange rate changes
      The major type of costs associated with the exit or disposal activities of our Services segment initiated in 2003 are presented as follows:

	Total		Cumulative
	amount	Amount incurred	amount incurred
	expected	as of Dec. 31, 2005	as of Dec. 31, 2005

	(in millions of euros)
Termination benefits	10.8	—	10.4
Contract termination costs	0.4	—	0.4
Other associated costs	1.6	—	1.1

Total	12.8	—	11.8

Recently issued U.S. accounting pronouncements
     FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”
      In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The adoption of FIN 47 did not have a material effect on our financial condition or results of operations.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
     SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Group does not expect the adoption of SFAS No. 151 to have a material effect on our consolidated financial position or results of operations.
     Events occurred subsequently to the closing of IFRS financial statements
      On March 13, 2006, CGG Marine Resources Norge AS concluded a medium term financing agreement for U.S.$26.5 million with a bank. The purpose of this agreement is to finance the acquisition of newly-developed “Sentinel” streamers for the Offshore business. This financing is guaranteed by a pledge on the equipment.
      On March 27, 2006, the Group signed a Memorandum of Understanding with Industrialization & Energy Services Company (TAQA), its long term Saudi Partner in ARGAS. By this Agreement TAQA will acquire 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to Land & Shallow Water Seismic Data Acquisition in the Middle East. CGG will hold the remaining 51%. CGG Ardiseis, whose headquarters are located in Dubai, will provide its clients with the whole range of CGG Land and Shallow Water Acquisition Services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of the Agreement, CGG Ardiseis activities in the Gulf Cooperation Council (GCC) countries will be exclusively operated by ARGAS (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by CGG.
      On March 29, 2006, Exploration Resources concluded a credit facility of U.S.$70 million. The proceeds from this credit facility will finance seismic equipment for the vessels “C-Orion” and “Geo-Challenger” and the conversion of the “Geo-Challenger” from a cable laying vessel to a 3D seismic vessel.
      On March 31, 2006, the Norwegian government decided not to award production licenses on blocks where the survey Moere is located. As this decision is changing previous estimate of future sales, this €4.6 million survey will be fully depreciated at March 31, 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
D — CONDENSED CONSOLIDATING INFORMATION FOR CERTAIN SUBSIDIARIES
      The following table presents condensed consolidating financial information in IFRS for the Company, on the one hand, and CGG Canada Services Ltd, CGG Americas, Inc., CGG Marine Resources Norge A/ S, Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd, taken as a group (the “Subsidiary Group”), on the other hand, as of and for the years ended December 31, 2005 and 2004. The column “Sercel Subsidiary Group” includes Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd.

						Sercel
		Subsidiary		Consolidating		Subsidiary
IFRS	CGG	Group	Others	adjustments	Consolidated	Group

	(in € millions)
2005
Total assets	799.8	600.3	1,082.5	(917.5)	1,565.1	205.9
Operating revenues	221.3	307.5	668.9	(327.8)	869.9	146.5
Operating income (loss)	(26.4)	60.7	76.6	(35.8)	75.1	10.9
Net income (loss)	(29.5)	37.0	108.3	(122.6)	(6.8)	6.3
2004
Total assets	623.6	341.7	718.3	(712.4)	971.2	150.8
Operating revenues	190.7	227.8	589.6	(320.7)	687.4	104.8
Operating income (loss)	(45.2)	36.2	64.5	(9.8)	45.7	6.8
Net income (loss)	(38.2)	31.7	78.7	(77.6)	(5.4)	14.2

EXPLORATION RESOURCES ASA
FINANCIAL STATEMENTS
DECEMBER 31, 2004

Audited Annual Combined U.S. GAAP Financial Statements of Exploration Resources
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Exploration Resources ASA
      We have audited the accompanying combined balance sheet of Exploration Resources companies listed in Note 1 (predecessor to Exploration Resources ASA, the “Company”) as of December 31, 2004, and the related combined statements of income, changes in owners’ investment, and cash flows for the year ended December 31, 2004. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the companies’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Exploration Resources companies listed in Note 1 at December 31, 2004, and the combined results of their operations and their combined cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
Bergen, Norway
January 26, 2006
ERNST & YOUNG AS
Karl Erik Svanevik
Statsautorisert revisor

EXPLORATION RESOURCES ASA
COMBINED BALANCE SHEET

		December 31,
	Notes	2004

		(in millions of NOK)
ASSETS
Cash and cash equivalents		14.4
Restricted cash		2.1
Trade accounts and notes receivable	3	92.0
Inventories	4	5.9
Other current assets	5	84.5
Total current assets		198.9
Investment in associated companies	6	—
Property, plant and equipment, net	7	200.6
Intangible assets, net	8	9.5

Total assets		409.0

LIABILITIES AND OWNERS’ NET INVESTMENT
Bank overdrafts		38.2
Current portion of long-term debt	10	54.6
Trade accounts and notes payable		73.0
Income taxes payable		—
Other current liabilities	9	39.1
Total current liabilities		204.9
Long-term debt — less current portion	10	83.8
Other long-term liabilities	11	39.1
Total long-term liabilities		122.9
Minority interest		4.4
Owner’s net investment	12	76.8

Total liabilities and owner’s net investment		409.0

See notes to combined financial statements

EXPLORATION RESOURCES ASA
COMBINED STATEMENT OF OPERATIONS

		Year ended
	Notes	December 31, 2004

		(amounts in millions
		of NOK)
Operating revenues	15	497.3
Cost of operations		(504.2)

Gross profit		(6.9)

Selling, general & administrative expenses		(15.6)
Other revenues — net	16	20.0

Operating income	15	(2.5)

Interest and other financial income & expense — net	17	10.5
Exchange gain (loss) — net		(3.4)
Equity in income of affiliates		5.9

Income before income taxes and Minority interest		10.5

Income taxes	18	(5.3)
Minority interest		11.3

Net income		16.5

See notes to combined financial statements

EXPLORATION RESOURCES ASA
COMBINED STATEMENT OF CASH FLOWS

December 31, 2004

(in millions of NOK)
Cash flows from operating activities:
Net income	16.5
Adjustments to reconcile Net income to Net cash provided by operating activities:
Depreciation and amortization	75.2
Net gain on sale of assets	(20.0)
Deferred income taxes	5.3
Minority interest	(11.4)
Equity in income of investees, net of dividends	5.2
Non-cash items	2.0
Increase/decrease in operating assets and liabilities:
Increase in trade accounts and notes receivable	8.1
Increase in inventories	(4.2)
Decrease in other current assets	4.1
Increase in trade accounts and notes payable	0.3
Decrease in other current liabilities	(9.4)

Net cash provided by operating activities	71.7

Cash flows from investing activities:
Purchases of property, plant and equipment	(96.3)
Investments in multi-client surveys	(6.3)
Investments in equity-method companies	(1.8)
Proceeds from sale of assets	61.2
Cash paid for acquired businesses, net of cash acquired	(4.9)

Net cash used in investing activities	(48.1)

Cash flows from financing activities:
Repayment of long-term debt	(21.0)
Issuance of long-term debt	33.4
Repayment of capital lease obligations	(28.0)
Increase in bank overdrafts	7.8
Increase in restricted cash	(0.3)
Dividends paid	(7.8)

Net cash provided by financing activities	(15.9)

Effects of exchange rate changes on cash	6.7

Net increase in cash and cash equivalents	14.4

Cash and cash equivalents at beginning of year	0

Cash and cash equivalents at end of year	14.4

Supplemental cashflow information is provided in Note 22 to the combined financial statements.

EXPLORATION RESOURCES ASA
COMBINED STATEMENT OF OWNERS’ NET INVESTMENT

	Owner’s			Accumulated	Total
	initial	Comprehensive	Retained	Comprehensive	Owner’s
	investment	income	earnings	income	Investment

	(in millions NOK)
As of December 31, 2003	135.2		(75.5)	—	59.7

Net income		16.5	16.5	—	16.5
Dividends			(7.8)	—	(7.8)
Other comprehensive income		—	—	—	—
Foreign currency translation		8.4	—	8.4	8.4

Comprehensive income		24.9	—	—	—

As of December 31, 2004	135.2		(66.8)	8.4	76.8

EXPLORATION RESOURCES ASA
NOTES TO COMBINED FINANCIAL STATEMENTS
Description of Exploration Resources
      Exploration Resources is a focused marine seismic company. The Group owns four seismic vessels: Polar Princess, Polar Search, Polar Duke, and Polar Venturer. Exploration Resources also holds interests in a multi client library as well as 52.7 per cent shareholding in Multiwave, a seismic company with special competence and experience in technology for seabed seismic operations.
      Exploration Resources was incorporated on 17 August 2004 under the name Polar Seismikk ASA, for the purpose of participating in the Demerger of Rieber Shipping.
      Prior to the Demerger, Exploration Resources was part of the Rieber Shipping group. Since the completion of the Demerger, Exploration Resources was developed as a separate seismic entity. Key milestones in recent history of Exploration Resources within Rieber Shipping Group are as follows:

•	In 2000, Rieber Shipping became a 49.5 per cent shareholder in Multiwave, a seismic company focusing on seabed seismic operations with high-tech project-based assignments.

•	In 2001, Rieber Shipping started to invest in towed streamer equipment on its seismic vessels. Polar Duke and Polar Princess were upgraded with state of the art equipment.

•	In 2002, the seismic vessel Polar Search was upgraded with a new generation of seismic streamer technology and fully rigged with all new seismic equipment. The vessel commenced a charter to TGS Nopec in the US Gulf of Mexico, and its seismic operation was handled by Multiwave.

•	In 2003, Rieber Shipping entered into time charter party agreements with Fugro Geoteam for two of its seismic vessels Polar Princess and Polar Duke. Under the terms of the agreements were that Fugro Geoteam would be responsible for the exclusive marketing of the vessels and that profits earned or losses incurred on their utilization, would be split between the two parties. Towards the end of the year, Rieber Shipping acquired the seismic vessel Polar Venturer, which was chartered to Fugro under a similar arrangement.

•	In 2004 the charter party agreement with Fugro were transferred from Rieber to the Exploration Resources Group and extended for a period of 3 years starting from 1 January 2005, being a fixed contract for 2005, subject to that the aggregate result for the vessels is showing a profit. For the years 2006 and 2007 both parties can terminate the agreements providing 100 days written notice.

•	In 2004, the Group increased its holding in Multiwave to 52.7 per cent. Furthermore, in December the Boards of Rieber Shipping and the Group signed the Demerger Plan for the proposed Demerger of Rieber Shipping, after having considered Rieber Shipping’s changing business portfolio, where marine seismic gradually had become a larger and more important part. Moreover, the Boards considered the fact that the risk profile of the marine seismic business was different from the remaining business portfolio, due to shorter contract duration and more volatile earnings. It was thus expected that the seismic business would be better positioned relative to future development opportunities as a separate entity, rather than as part of a joint shipping and offshore company. It was also expected that the seismic business could be developed as an attractive investment object on Oslo Børs. On January 6, 2005 shareholders of the two companies approved the Demerger Plan for the Demerger. Polar Seismikk ASA was incorporated 17 August 2004 for the purpose of participating in the Demerger. On February 3, 2005 its name was changed to Exploration Resources ASA.

      As a result of the demerger, Exploration Resources’ current legal structure is as follows:
      Exploration Vessel Resources AS was previously named Polar Duke AS, Exploration Vessel Resources II AS was previously named Polar Search AS, and Exploration Investment Resources II AS was previously named Polar Explorer II AS. Exploration Investment Resources AS was founded 1 January, 2005.
Combined financial statements
      Exploration Resources was a part of Rieber Shipping ASA until Exploration Resources’s initial public offering on the Oslo Stock Exchange in February 2005, and Rieber Shipping did not prepare separate financial statements for Exploration Resources’s business prior to that time. As a result, the combined financial statements of Exploration Resources as of and for the year ended December 31, 2004 have been carved out from the consolidated financial statements of Rieber Shipping. Although Exploration Resources did not operate as a stand-alone business prior to January 2005, the combined financial statements of Exploration Resources for the year ended December 31, 2004 are intended to represent the historical revenues and expenses of the business of Exploration Resources.
      The combined income statement of Exploration Resources reflects the business of operating units comprising the business transferred from Rieber Shipping ASA to Exploration Resources in January 2005 and the income statement of Multiwave accounted for under the equity method from January 1, 2004 to August 17, 2004 and consolidated from August 18, 2004 to December 31, 2004.
      Furthermore, as described above in the note on the description of Exploration Resources, the time charter agreements between Fugro Geostream and Rieber were amended in early January 2005 and transferred to Exploration Resources Group Companies. As Exploration Resources vessels were used to fulfill these agreements, the revenues and expenses related to Rieber’s interest in the agreements have been reflected in the combined financial statements for the year ended December 31, 2004.
Note 1 — Summary of Significant Accounting Policies
      The accompanying combined financial statements have been prepared in accordance with generally accounting principles in United States (“US GAAP”).
      The combined financial statements have been carved out of the consolidated financial statements of Rieber Shipping, and include all costs and expenses relating to the Rieber Shipping Seismic Division incurred or assumed. Although Exploration Resources did not operate as a stand-alone business prior to January 2005, the combined financial statements of Exploration Resources for the year ended December 31, 2004 are intended to represent the historical revenues and expenses of the business of Exploration Resources.
      The combined income statement of Exploration Resources reflects the business of operating units comprising the business transferred from Rieber Shipping ASA to Exploration Resources in January 2005, the

effective date such operating units were legally transferred to Exploration Resources ASA. Multiwave was accounted for under the equity method from January 1, 2004 to August 17, 2004 and consolidated from August 18, 2004 to December 31, 2004.
List of entities included in the combined financial statements as of December 31, 2004

		% of
Entities	Head Office	interest

Exploration Resources ASA	Bergen, Norway	100.0
Exploration Vessel Resources AS	Bergen, Norway	100.0
Exploration Vessel Resources II AS	Bergen, Norway	100.0
Exploration Investment Resources II AS	Bergen, Norway	100.0
Multiwave Geophysical Company AS	Bergen, Norway	52.8
Multiwave Geophysical Company ApS	Denmark	52.8
Multiwave Exploration Ltd.	London, UK	51.7
Multiwave Geophysical Company Asia Pacific Pte. Ltd	Singapore	52.8
      Presented below are the assumptions used in performing the carve-out of the seismic operation of Rieber Shipping and preparing the predecessor financial statements for the period presented.
Balance sheet
      Assets and liabilities have been attributed to each business based on a detailed analysis and consistent with the legal documentation of the seismic business spin off at January 1, 2004.
Statement of income
      The combined statements of operations include the revenues and costs specifically attributable to the seismic operations of Rieber Shipping.
      All of Rieber Shipping’s revenues and costs are specifically identifiable and attributable to its seismic division.
      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates, due to changes in general economic conditions, changes in laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.
Basis of consolidation
      The combined financial statements include the accounts of the Group and all majority-owned subsidiaries.
      Investments in which the Group’s ownership interest ranges from 20% to 50% and the Group exercises significant influence over operating and financial policies are accounted for using the equity method.
      All inter-company transactions and accounts are eliminated in consolidation.
Foreign currency translation
      The accounts of all the Group’s subsidiaries are maintained in the local currency and some of the accounts of the Group’s subsidiaries are remeasured in the functional currency, i.e. the currency in which these subsidiaries primarily conduct their business. With the exception of certain subsidiaries, the functional currency of the Group’s subsidiaries is the U.S. dollar. The companies reporting currency is the Norwegian Kroner (NOK).

      Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are re-evaluated at year-end exchange rates and any resulting unrealized exchange gains and losses are included in income.
      When translating the foreign currency financial statements of foreign subsidiaries to the reporting currency NOK, year-end exchange rates are applied to asset and liability accounts, while average annual exchange rates are applied to income statement accounts. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.
      With respect to foreign affiliates accounted for using the equity method, the effects of exchange rate changes on the net assets of the affiliate are recorded as a separate component of shareholders’ equity.
Revenues
      The Group recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. The Group defers the unearned component of payments received from customers for which the revenue recognition requirements have not been met. The Group’s revenue recognition policy is described in more details below.

•	Multi-client surveys
      Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis.
      Revenues related to multi-client surveys result from licenses granted to customers after completion of the surveys.
      Generally the Group grants a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of the Group’s multi-client data library in exchange for a fixed and determinable payment. The Group recognizes after sales revenue upon the client executing a valid license agreement and having been granted access to the data.

•	Exclusive surveys
      In exclusive surveys, the Group performs seismic services for a specific customer. The Group recognizes proprietary/contract revenue as the services are rendered. The Group performs seismic survey for a specific customer, in which case the seismic data is the exclusive property of that customer. The Group recognizes propriety on the revenues as the services are performed and become chargeable to the customer on a proportionate performance basis over the term of the contract. Progress is measured in a manner generally consistent with the physical progress of the project and revenue is based on the ratio of the project progress to date to the total project revenues, provided that all other revenue recognition criteria is satisfied. The Group believes this ratio to be generally consistent with the physical progress of the project.
      Revenues related to profit split agreement are recognized when they are fixed and determinable.
Cash and cash equivalents
      The carrying amount of cash and cash equivalents approximate fair value. Cash and cash equivalents that are restricted from the Group’s use are classified as restricted cash as part of current or long term assets depending on the value of the restrictions. Such restrictions primarily relate to employee tax withholdings.
Intangible and tangible assets
      Certain costs with reliably measurable and probable future economic benefits are capitalized.
      Under SFAS No. 142, goodwill should be tested for impairment on an annual basis, or more frequently, if events or changes in circumstances indicated that goodwill might be impaired. Goodwill is tested for impairment at the reporting unit level. Accordingly, goodwill, together with all assets and liabilities which are to be considered for purpose of determining the fair value of the reporting unit, should be assigned to reporting units defined as either operating segments or one level below an operating segment (“components”) depending on whether a component constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results of that component unless such component has similar economic characteristics with other components. Components with similar economic characteristics should be aggregated into one reporting unit.
      The carrying value of each reporting unit is then compared to its fair value in order to determine whether this reporting unit has been impaired. For each reporting unit the fair value of which exceeds its carrying amount, goodwill impairment if any is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities, including the value of any unrecognized intangible assets, in a manner similar to a purchase accounting. This allocation results in an implied fair value of goodwill. Any excess of the carrying amount of recorded goodwill over the implied fair value of goodwill is recorded as a definitive write-off of the carrying value of goodwill.
      Under SFAS No. 142, intangible assets with an indefinite useful life are required to be tested for impairment separately from goodwill. Indefinite life intangibles are required at least annually or more frequently if events or changes in circumstances indicated that the asset might be impaired. Impairment tests are performed by comparing the fair value of the intangible asset to its carrying amount. If the carrying value exceeds the fair value of the intangible asset, an impairment loss is recognized in an amount equal to the excess, as a definitive write-off of the carrying amount of the intangible asset.
      Under SFAS No. 144 Accounting for the impairment or Disposal of Long-Lived Assets, intangible assets with definite useful lives and other long-lived assets (including property, plant and equipment) that are held for use are tested for impairment whenever events or changes in circumstances indicate that their carrying value might not be recoverable. For purposes of recognition and measurement of impairment loss, a long-lived asset should be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Then the carrying value of the asset/group of assets is compared to the sum of the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal. If the carrying value of the asset/group of assets exceeds the future, net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal, the asset (group) is not recoverable and an impairment loss is recognized equal to the excess of the carrying value of the asset/group over its fair value as a definitive write-off of the carrying value of the asset.
      Fair value is measured based on quoted market prices in an active market, or absent such quoted market prices, prices for similar assets and the results of using other valuation techniques such as the present value of estimates of future cash flows to be generated by the asset (group) incorporating assumptions that marketplace participants would use in their estimates of such fair value.
      Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.
Multi-client survey library
      The multi-client survey library consists of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. The Group reviews the library for potential impairment of our independent surveys on an ongoing basis.
      The Group amortizes the multi-client surveys over the period during which the data is expected to be marketed.

      On every sale of data, an amortization is generally recorded in proportion to revenue recognized to date as a percentage of the total expected revenue. In determining the annual amortization rates applied to the multi-client library, the Company’s management considers expected future sales and market developments as well as past experience. These expectations include consideration of geographic location, prospects, political risk, exploration license periods and general economic conditions. Management estimates at least annually the total expected revenue for each survey or group of surveys of the multi-client library. Because of the inherent difficulty in estimating future sales and market developments, it is possible that the amortization rates could deviate significantly from year to year. The Group however has adopted a policy of estimating future revenues based on its knowledge of the business.
      In any event, the Group applies a minimum amortization charge of 40% of the acquisition costs the year after acquisition, and 20% annually thereafter, so that the data is fully amortized after five years.
Tangible assets
      Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment charges. Depreciation and amortization are calculated based on cost less estimated residual values using the straight-line method for all property and equipment:

• equipment	3 to 5 years
• seismic vessels	25 years
      Dry-docking expenses are recognized as operating cost in the income statement as incurred.
Capital leases
      The Group has significant capital lease agreement. The Group accounts for capital lease arrangements as if it had acquired the assets by recognizing the asset against a capital lease obligation for an amount equal to the present value of the future lease payments or the asset’s fair market value if lower.
      The assets are depreciated over their expected useful lives or over the related lease term if shorter.
      When the lease is for 75% or more of the asset’s estimated economic life or the present value of lease payments is greater than or equal to 90% of the fair value of the asset at the inception of the lease.
Inventories
      Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. The cost of inventories is calculated using the first-in first-out method (FIFO).
Pension and other post-employment benefits

•	Defined contribution plans
      Contributions to defined contribution pension plans are recognized as an expense as incurred.

•	Defined benefit plans
      The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; the benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by using the projected unit credit method.
      When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Shipping company taxation system
      Some of Exploration Resources’ subsidiaries are under the Norwegian tonnage tax system. For companies under this regime, taxes are assessed only when the ship owning company pays dividend to its shareholders or no longer complies with the conditions for the regime. Untaxed income related to net tax increasing temporary differences when entering the regime, remains untaxed until dividend payment or withdrawal from the regime.
      Under US Gaap, provisions have to be made for deferred tax on earned pre-taxed income.
Financial instruments
      Derivative financial instruments are used to hedge our exposure to changes in foreign exchange (principally between the Norwegian Kroner and the U.S. dollar) from operational, financing and investment activities. In accordance with our treasury policy, derivative financial instruments are not held or entered into for trading or speculative purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments in “Other financial income (loss)”.
      Derivative financial instruments are stated at fair value. The change in fair value of fair value hedges is recognized immediately in the income statement.
      On December 31, 2004, the Company did not have any outstanding derivative financial instruments which qualified for hedge accounting.
      Embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollars) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contract is recognized in earnings.
Segment reporting
      The Group is operating in three business segments:

•	the “Towed seismic” segment performs seismic services for a specific customer;

•	the “Multi-client segment” sells seismic surveys to be licensed to customers on a non-exclusive basis; and,

•	the “4C/4D/ OBS segment” performs seabed seismic operations with high-tech project-based assignments.
      Each of the business segments is managed separately because each business segment performs distinct services.
      Group management internally evaluates its performance based upon those four segments, for which operating revenues, operating income, total assets and capital expenditures are disclosed in note 15.
New accounting standards
      The Group considers that the following new U.S. accounting standards EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stocks”, EITF 03-13 “Applying the Conditions of Paragraph 42 of SFAS 144 — Accounting for the Impairment or Disposal of Long-Lived Assets”, EITF 04-08 “The Effect of Contingently Instruments on Diluted Earnings per Share”, SFAS 123R “Share-based Payment — An Amendment of Statement 123”, SFAS 151 “Inventory Costs, an Amendment of ARB 43, Chapter 4” and SFAS 153 “Exchange of Non-Monetary Assets” are not expected to have a significant impact on its 2004 financial statements.

Note 2 — Significant Events, Acquisitions and Divestitures
      Exploration Resources ASA, formerly named Polar Seismikk ASA, was incorporated on August 17, 2004 for the purpose of being the parent of the Group, following demerger of Rieber Shipping’s seismic activities.
      On August 17, 2004, Exploration Resources ASA acquired 3.3% of Multiwave Geophysical Company AS leading to a total ownership of 52.8%. As a result, the investment in Multiwave Geophysical Company AS was accounted for using the equity method for the period from January 1, 2004 to August 17, 2004 and consolidated from August 18, 2004 to December 31, 2004 at the percentage of interest of 52.8%.
      On January 6, 2005, the Extraordinary Shareholders meetings of Rieber Shipping and the Exploration Resources ASA approved the demerger of Rieber Shipping’s seismic activities. Through the demerger, the previous Rieber Shipping company was dissolved and its business was transferred partly in Exploration Resources (seismic activities) and in the new Rieber Shipping company (shipping company). Certain operations, namely the time charter party agreements with Fugro, have been reflected in operations for the year ended December 31, 2004.
Note 3 — Trade Accounts and Notes Receivable

December 31,
2004

(in millions
of Nok)
Trade accounts and notes receivable	101.2
Less: allowance for doubtful accounts	(9.2)

Trade accounts and notes receivable net	92.0

Note 4 — Inventories

December 31,
2004

Cost

(in millions
of Nok)
Bunkers oil	4.7
Supplies	1.2

Inventories	5.9

Note 5 — Other Current Assets

December 31,
2004

(in millions
of Nok)
Prepaid tax	3.1
Prepaid expenses	4.0
Derivative on sales contract	7.7
Other receivable — Rieber Shipping(a)	60.0
Other(b)	9.7

Other current assets	84.5

(a)	Other receivables include receivables from Rieber Shipping and cash held by Rieber Shipping companies for NOK 37.4 million and NOK 22.6 million respectively, which at the year-end had not been paid to the Group as part of the demerger process. These amounts were paid in full to the Group in February 2005.

(b)	includes mainly short-term deposits and advances to suppliers.
Note 6 — Investments in Multiwave Geophysical Company AS

Roll-forward	2004

(in millions
of Nok)
Balance at beginning of year	10.9
Investments made during the year	1.7
Equity in income	5.8
Dividends received during the year, reduction in share capital	(0.7)
Changes in exchange rates	0.1
Impact of change in consolidation method on Multiwave	(17.8)

Balance at end of year	—

      The key figures relating to Multiwave Geophysical Company’s financial statements are as follows:

December 31,
2004

(in millions
of Nok)
Current assets	72.8
Fixed assets	59.6
Current liabilities	84.7
Non current liabilities	35.9
Gross revenues	290.4
Operating profit	(7.5)
Income before income taxes and minority interest	(8.6)

Net income	(7.2)

Note 7 — Property, Plant and Equipment, Net
      Analysis of Property, plant and equipment is as follows:

December 31,
2004

(in millions
of Nok)
Machinery and equipment	64.8
Less: accumulated depreciation	(12.4)

Machinery and equipment — net	52.4
Vessels	409.7

Less: accumulated depreciation	(261.5)

Vessels — net	148.2

Total property, plant and equipment — net	200.6

Roll-forward	2004

(in millions
of Nok)
Balance at beginning of year	186.4
Additions	62.9
Additions through capital lease	33.4
Depreciation	(66.1)
Disposals	(41.2)
Changes in exchange rates	5.8
Impact of change in consolidation method on Multiwave	19.4

Balance at end of year	200.6

      Details of assets held under capital leases are as follows:

	December 31, 2004

	Cost	Acc. Dep.	Net

	(in millions of Nok)
Geophysical equipment	64.8	(12.4)	52.4
Vessels	104.1	(60.4)	43.7

Total	168.9	(72.8)	96.1

      An impairment test was performed on the carrying value of long-term assets. The impairment test of the seismic vessels was carried out comparing the total of the undiscounted future cash-flow generated by each vessel to its net book value at the year-end. No impairment charge was booked as a result of this analysis.
Repairs and maintenance expenses
      Included in cost of operations was an amount of NOK 1.3 million in 2004 representing repairs and maintenance expense.

Note 8 — Intangible Assets, Net

December 31, 2004

(in millions of Nok)
Multi-client surveys	73.2
Less: accumulated amortization	(63.7)

Multi-client surveys — net	9.5

Total Intangible assets — net	9.5

Roll-forward	Year 2004

(in millions of Nok)
Balance at beginning of period	12.2
Additions	6.3
Depreciation and amortization	(9.0)

Balance at end of period	9.5

Note 9 — Other Current Liabilities
      The analysis of other current liabilities is as follows:

December 31, 2004

(in millions of Nok)
Debt to Rieber Shipping	21.1
Value added tax and other taxes payable	4.9
Unrealized exchange losses on forward contracts	1.9
Other liabilities	11.2

Other current liabilities	39.1

Note 10 — Long Term Debt
      Analysis of long-term debt by type is as follows:

	December 31, 2004

	Current	Long-term	Total

	(in millions of Nok)
Bank loans	25.1	37.0	62.1
Capital lease obligations	29.3	46.8	76.1

Sub-total	54.4	83.8	138.2
Accrued interest	0.2	—	0.2

Total	54.6	83.8	138.4

Bank loans
      At December 31, 2004, NOK 94.4 million of bank loans were secured by tangible assets and receivables.
      Analysis of long-term debt (including amounts due within one year) by currency is as follows:

December 31, 2004

(in millions of Nok)
U.S. dollar	138.4

Total	138.4

      Analysis of long-term debt (including amounts due within one year) by interest rate is as follows:

December 31, 2004

(in millions of Nok)
Variable rates bank loans (effective rate December 31, 2004: LIBOR + 0.9%	62.3
Variable rate on lease Polar Search: (effective rate December 31, 2004: LIBOR + 1.25%)	40.7
Variable rate on leases in MGC: (effective rate December 31, 2004: 3.455% — 4.310%)	35.4
Fixed rates	—

Total	138.4

      Variable interest rates generally are based on inter-bank offered rates of the related currency. The impact of hedging instruments has not been considered in the above table.
      Capital lease debts are secured by the underlying assets.
      The annual maturities of long-term debt are set forth in Note 14.
      The covenants under the USD 10.6 million DnB Nor loans to Exploration Vessel Resources II AS (formerly named Polar Search AS) and the USD 5 million DnB Nor loan to Exploration Vessel Resources AS (formerly named Polar Duke AS) require that:

•	the guarantor’s working capital on a consolidated basis should not be less than the higher of the sum of one years ordinary installments and NOK 25 million.

•	the guarantor’s reported (book) equity on consolidated basis should not fall below 30% of the book value of the total assets in the group.
      These financial covenants were guaranteed by Rieber Shipping ASA for the year ended December 31, 2004 and as such the covenants apply to their consolidated financial statements as of December 31, 2004.
      The NOK 20 million bank overdraft facility granted by DnB Nor to Multiwave is secured by accounts receivable and tangible assets. Book value of assets pledged as security was NOK 67.7 million at December 31, 2004. The covenant on this bank overdraft facility requires the equity ratio to be at least 17% at December 31, 2004. The required ratio was not fulfilled at year end. The equity is further reduced in March 31, 2005 to NOK 7.4 million, which gives an equity ratio of 5.4%.
      On October 12, 2005, Multiwave Geophysical Company renewed its multi-currency overdraft facility and guarantee facility for respective amounts of NOK 35 and 5 million.
      This overdraft facility agreement requires that the following ratios be respected:
      (a)     positive working capital;
      (b)     ratio of equity over total assets should not be less than 30%; and
      (c)     ratio of debt over EBITDA shall be less than 6 times the annual EBITDA.
      The ratios calculated at September 30, 2005 did not meet the conditions required.
      On December 21, 2005, Multiwave Geophysical Company obtained a waiver of the financial covenant Debt/EBITDA. The remaining conditions (positive working capital and Equity/Total assets) must still be upheld.

Note 11 — Other Long-Term Liabilities
      Other long-term liabilities consist of the following:

December 31, 2004

(in millions of Nok)
Retirement indemnity provisions	0.4
Deferred income tax	38.7

Other long-term liabilities	39.1

Defined benefit plan
      The Group records retirement indemnity provisions based on the following actuarial assumptions:

•	historical staff turnover and standard mortality schedule;

•	age of retirement: 60 years old; and

•	actuarial rate: 5.00% and average rate of increase in future compensation: 3.50%.
      The status of the defined benefit retirement indemnity plans is as follows:

December 31, 2004

(in millions of Nok)
Accumulated benefit obligation (unvested)
Projected benefit obligation	2.4
Fair value of plan assets	2.0
Unrecognized loss arising from change in assumed discount rate	0.0
Accrued provision	0.4
Service cost	0.9
Interest expense	0.1
Amortization of transition amount	0.1
Expected return on plan assets	(0.1)

Net pension cost (net of administration charge)	1.0
Administration charge	0.1
Benefit payments	0.0
Curtailment	0.0
Contribution to plan net of administration charge	(0.7)

Net changes	0.3
Key assumptions used in estimating the Group’s retirement obligations are:
Discount rate	5.00%
Average rate of increase in future compensation	3.50%
Defined contribution plan
      The Group paid and recorded as personnel costs in 2004 NOK 0.3 million as part of the contribution plan for the On-shore and office employees.
Note 12 — Dividends and Stock Option Plans
Dividend rights
      Dividends may be distributed from the statutory retained earnings, subject to the requirements of Norwegian law and the Group’s articles of incorporation.

      NOK 7.8 millions dividends were paid to the shareholders of Rieber Shipping ASA in 2004.
Stock options
      There are no stock options outstanding to employees, executive officers or directors of the Group as of December 31, 2004.
Note 13 — Financial Instruments
Foreign currency exposure management
      The reporting currency for the Group’s combined financial statements is the NOK. However, as a result of having primarily customers that operate in the oil and gas industry, a significant portion of the Group’s operating revenues are denominated in currencies other than the NOK, primarily the U.S. dollar.
      As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the NOK versus other currencies, primarily the U.S. dollar.
      The Group maintains a portion of its financing in U.S. dollars. At December 31, 2004, the Group’s debt denominated in U.S. dollars amounted to U.S.$17 million. The Group is a party to certain forward exchange contracts as of December 31, 2004, designed to hedge against foreign currency exchange fluctuations.
      In order to protect against the reduction in the value of future foreign currency cash flows, the Group follows a policy of selling U.S. dollars forward at average contract maturity dates that the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. This foreign currency risk management strategy has enabled the Group to reduce, but not eliminate, the positive or negative effects of exchange movements with respect to these currencies.
      Details of forward exchange contracts and of other foreign exchange hedging instruments as of and for the year ended December 31, 2004 are as follows:

December 31, 2004

Notional amount (in millions of U.S.$)	2.1
— of which forward sales qualifying as cash-flow hedges	—
— of which forward sales not qualifying as cash-flow hedges	2.1
Weighted average maturity	106 days
Weighted average forward NOK/U.S.$ exchange rate	6.4043
Unrealized exchange gains (in millions of NOK)	0.8
      As of December 31, 2004, we did not have any outstanding derivative financial instruments that qualified for hedge accounting.
Interest rate risk management
      The Group maintained interest rate swap agreements to reduce the sensitivity to increases in interest rates of its interest expense on variable-rate debt.

Fair value of financial instruments
      The carrying amounts and fair values of the Group’s financial instruments are as follows (positive amounts are assets, amounts in parenthesis are liabilities):

	December 31, 2004

	Carrying	Fair
	Amount	Value

	(in millions of Nok)
Cash and cash equivalents	14.4	14.4
Restricted cash	2.1	2.1
Bank overdraft facilities	(38.2)	(38.2)
Bank loans, vendor equipment financing and shareholder loans:
• Variable rate	(138.4)	(138.4)
• Fixed rate	—	—
Foreign currency exchange contracts	0.8	0.8
Interest rate swaps	(2.2)	(2.2)
Commodity swap Brent Blend	(0.5)	(0.5)
      The Group considers the carrying value for loans receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.
      For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.
      The fair values of foreign currency exchange contracts are estimated based on current forward exchange rates for contracts with comparable maturities.
Note 14 — Contractual Obligations, Commitments and Contingencies
Contractual obligations
      The Group leases vessels and geophysical equipment under capital lease agreements expiring at various dates during the next five years.
      Other lease agreements relate primarily to operating leases for offices and computer equipment.
      Rental expense, including time charter expenses, amounted to NOK 101 million in 2004.
      The following table presents payments in future periods relating to contractual obligations as of December 31, 2004:

	Payments due by period

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in million of Nok)
Long-term debt	25.3	37.0	—	—	62.3
Capital Lease Obligations	29.3	32.9	13.9	—	76.1
Operating Leases	88.3	17.1	—	—	105.4

Total Contractual Obligations	142.9	87.0	13.9		243.8

Other commitments
      Outstanding commitments at December 31, 2004 include the following:

2004

(in millions of Nok)
Guarantees issued in favor of clients(a)	0.9
Guarantees issued in favor of banks	—
Other guarantees(b)	1.5

Total	2.4

(a)	Guarantees issued in favor of clients relate primarily to performance bonds, direct guarantees given for bids at the bidder level.

(b)	Other guarantees relate primarily to guarantees given to third parties for payment of rents.
      There are no significant commitments for capital expenditures at December 31, 2004.
      The duration of the guarantees is as follows:

	Due date

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in million of Nok)
Guarantees issued in favor of clients	0.9	—	—	—	0.9
Guarantees issued in favor of banks	—	—	—	—	—
Other guarantees	1.5	—	—	—	1.5

Total	2.4	—	—	—	2.4

      These guarantees are not reflected in the accompanying consolidated financial statements.
Legal proceedings, claims and other contingencies
      The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources, will not have a material adverse effect on its consolidated results of operations, financial position, or cash flows.
Note 15 — Analysis by Operating Segment and Geographic Zone
      The following tables present revenues, operating income, depreciation & amortization, capital expenditures and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer. The Group principally services the oil and gas exploration and production industry and currently operates in three industry segments:

•	Towed seismic, which consist of marine seismic acquisition;

•	Multi-client, which consist of acquiring and selling seismic library;

•	4C/4D/OBS, which consist of seabed marine seismic acquisition.
      In 2004, the Group’s two most significant customers accounted for 45% and 32% of the Group’s combined revenues.

Analysis by operating segment

2004

(in millions of Nok)
Towed seismic	378.8
Multi-client	15.8
4C/4D/OBS	102.7

Operating revenues	497.3

Towed seismic	2.2
Multi-client	6.8
4C/4D/OBS	(11.5)

Operating income (loss)	(2.5)

Towed seismic	52.7
Multi-client	9.0
4C/4D/OBS	13.5

Depreciation and amortization	75.2

Towed seismic	49.1
Multi-client	6.3
4C/4D/OBS	40.0
Unallocated	0.9

Capital expenditures	96.3

Towed seismic	290.9
Multi-client	9.5
4C/4D/OBS	107.7
Unallocated	0.9

Total Assets	409.0

Analysis by geographic zone
Analysis of operating revenues by location of customers

	2004

	(in millions
	of Nok)
Europe	410.5	83%
Asia-Pacific/Middle East	60.8	12%
Africa	—	0%
Americas	26.0	5%

Combined total	497.3	100%

Analysis of operating revenues by origin

	2004

	(in millions of Nok)
Europe	497.3	100%
Asia-Pacific/Middle East	—	—%
Africa	—	—%
Americas	—	—%

Combined total	497.3	100%

      When the Group charters vessels to a charterer, the charterer is free to trade the vessel worldwide and as of a result the geographical information for assets is impracticable.
Note 16 — Other Revenues and Expenses, Net

Year 2004

(in millions of Nok)
Other revenues (expenses)	—
Non-recurring revenues (expenses) — net	—
Gains (losses) on sale of assets	20.0

Other revenues (expenses) — net	20.0

      The gain on sale of assets resulted from the sale of the seismic vessel Geo Explorer in April 2004. The vessel was acquired in February 2004. The net proceeds for sale of this vessel is NOK 61.2 millions.
Note 17 — Financial Expenses, Net

Year 2004

(in millions of Nok)
Financial income on derivatives	16.0
Financial expense	(7.4)
Financial income	1.9

Financial expense — net	10.5

Note 18 — Income Taxes
Income tax
      Income tax expense consisted of:

Year 2004

(in millions of Nok)
Current income taxes	(0.9)
Deferred taxes and other	(4.4)

Total income tax expense	(5.3)

      During the year 2004, income tax expenses recognized was NOK 0.9 million since companies under the tax tonnage scheme do not pay income tax on operational income (only certain financial items and dividends distributed are taxable) and companies outside the tax tonnage scheme had taxable results that were approximately break-even.
      Deferred taxes related primarily to undistributed reserves from companies under the tonnage tax regime.

Deferred tax assets and liabilities
      Net deferred tax assets and liabilities are as follows:

December 31, 2004

(in millions of Nok)
Deferred tax assets — temporary differences	—
Deferred tax assets — tax losses carried forward	0.5
Total Deferred tax assets	—
Total Deferred tax liabilities	(39.2)

Total deferred tax, net	(38.7)

Net operating loss carryforwards
      The net operating loss carryforward of NOK 1.8 million was available as of December 31, 2004 and can only be used within the tonnage tax regime.
Note 19 — PERSONNEL
      The analysis of personnel is as follows:

December 31, 2004

(in millions of Nok)
Personnel employed under Norwegian contracts 4C/4D/ OBC	67
Towed seismic	—
Total	67

      The total compensation expense of personnel employed by consolidated subsidiaries was NOK 79.7 million in 2004.
Note 20 — Director’s Remuneration
      In 2004, directors’ remuneration was NOK 1.6 million. This remuneration includes only Multiwave Geophysical Company directors’ remuneration.
Note 21 — Related Party Transactions
Operating transactions
      As of December 31, 2004, NOK 37.4 million corresponding to the net difference between assets and liabilities transferred through the demerger of Rieber Shipping, which Rieber Shipping owed to Exploration Resources, are presented as “Other current assets”.
      As of December 31, 2004, NOK 22.6 million corresponding to cash balances on seismic activities that were legally owned by Rieber Shipping are also presented as “Other current assets”.
      Also as part of the demerger, Rieber Shipping transferred a receivable on Electro Silica for an amount of MNOK 18.0, presented as Trade receivables. Contra entry with “new” Rieber Shipping ASA is presented as “Current liabilities”.
      In 2004, Multiwave paid NOK 22.3 million to Rieber Shipping in time charter hire charges.
Financing
      No credit facility or loan was granted to the Group by the owners during the period presented.

Note 22 — Supplementary Cash Flow Information
      Cash paid for income taxes and interest was as follows:

December 31, 2004

(in millions of Nok)
Interest	5.2
Income taxes	0.3

      Payment of income taxes is linked to previous year.
Note 23 — Subsequent Events
      On February 17, 2005, Exploration Resources launched a Public Offering, which conducted in a capital increase of NOK 233.8 million (including the “Green Shoe”).
      On March 8, 2005, Exploration Resources was listed on the Oslo Stock Market under the ticker code “ExRe”.
      On July 17, 2005, Multiwave Geophysical Company ASA (“Multiwave”), Exploration Resources’s subsidiary focusing on seabed acquisition, and Exploration Seismic AS, a fully owned subsidiary of Exploration Resources, agreed to merge with minority shareholders of Multiwave receiving newly issued shares of Exploration Resources in exchange for their shares. Due to completion of legal period, the merger effectively took place on October 17, 2005.
      On August 29, 2005, Compagnie Générale de Géophysique (“CGG”), a French company listed on the Paris and the New-York Stock Exchange, acquired a controlling stake of 60% of Exploration Resources ASA (“Exploration Resources”). CGG continued to acquire shares of Exploration Resources and, by September 15, CGG had acquired 92% of issued shares and 94% of voting rights of Exploration Resources. All shares were acquired at a purchase price of NOK 340 per share.
      On September 30, 2005, CGG acquired all of the remaining shares in Exploration Resources in a combined mandatory offer, in accordance with the Norwegian Securities Trading Act, and squeeze-out, in accordance with the Norwegian Public Limited Companies Act, both at a price of NOK 340 per share for 529,113 shares. This price represented a premium of 8.3% to the closing price of NOK 314 for the shares of Exploration Resources on August 26, 2005, the latest date before the acquisition was announced.
      On October 14, 2005, in connection with the remaining shares acquired by CGG, the mandatory offer period expired, and was accepted by holders of 314,426 shares. Holders of the remaining 214,687 shares have the right to object to or reject the offered redemption price of NOK 340 by November 16, 2005. If they do not do so by that date, they will receive the offered redemption price within the following two weeks in exchange for their shares.
      On October 19, 2005, the merger of Multiwave Geophysical Company ASA (“Multiwave”) and Exploration Seismic AS became effective and CGG purchased all of the new Exploration Resources shares issued to former Multiwave minority shareholders at a price of NOK 340 per share.
      On October 19, 2005, CGG also purchased from the CEO and CFO of Exploration Resources stock options for a total of 93,202 shares, representing all of the stock options currently outstanding in Exploration Resources, for NOK 340 per share.
      Exploration Resources was listed on the Oslo Stock Exchange under the ticker code “EXRE” until October 19, 2005.

Arabian Geophysical & Surveying Company Limited
FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 and 2003

AUDITORS’ REPORT TO THE PARTNERS OF
ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
      We have audited the accompanying balance sheet of Arabian Geophysical & Surveying Company Limited, expressed in Saudi Riyals, as of 31 December 2005, 2004 and 2003 and the related statements of income, cash flows and changes in partners’ equity for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with generally accepted auditing standards in the Kingdom of Saudi Arabia, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arabian Geophysical & Surveying Company Limited, as of 31 December 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting standards generally accepted in the Kingdom of Saudi Arabia.
      Accounting principles generally accepted in the Kingdom of Saudi Arabia vary in certain significant respects from accounting principles generally accepted in the United States of America. The significant differences between the accounting principles generally accepted in the Kingdom of Saudi Arabia and those generally accepted in the United States of America so far as concerns the financial statements referred to are summarised in note 20 to the accompanying financial statements.
for Ernst & Young
Abdulaziz Saud Alshubaibi
Certified Public Accountant
Saudi Registration No. 339
Alkhobar, Saudi Arabia
26 January 2006

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
BALANCE SHEET

		As at 31 December 2005

	Note	2005	2004	2003

		SR	SR	SR
ASSETS EMPLOYED
PROPERTY AND EQUIPMENT	3	148,187,403	121,111,759	174,344,719
CURRENT ASSETS
Inventories	4	11,181,732	7,961,714	4,890,999
Accounts receivable and prepayments	5	127,578,318	101,800,723	85,954,484
Bank balances and cash		115,622,483	104,151,363	85,090,860

		254,382,533	213,913,800	175,936,343

CURRENT LIABILITIES
Accounts payable and accruals	6	22,433,138	12,078,475	29,952,747
Current portion of term loans	7	—	—	30,900,000
Zakat and income tax payable	8	15,908,684	17,166,077	12,390,391

		38,341,822	29,244,552	73,243,138

NET CURRENT ASSETS		216,040,711	184,669,248	102,693,205

		364,228,114	305,781,007	277,037,924

FUNDS EMPLOYED
PARTNERS’ EQUITY
Capital	9	36,000,000	36,000,000	36,000,000
Statutory reserve	10	18,000,000	18,000,000	18,000,000
General reserve	11	4,646,910	4,646,910	4,646,910
Capital reserve	12	13,999,304	13,392,139	6,961,297
Reserve for employees’ training	13	3,000,000	3,000,000	3,000,000
Retained earnings		272,939,576	217,433,007	162,775,989

		348,585,790	292,472,056	231,384,196

NON CURRENT LIABILITIES
Term loans	7	—	—	34,866,667
Employees’ terminal benefits		15,642,324	13,308,951	10,787,061

		15,642,324	13,308,951	45,653,728

		364,228,114	305,781,007	277,037,924

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
INCOME STATEMENT

		Year ended 31 December 2005

	Note	2005	2004	2003

		SR	SR	SR
Contracts revenue		359,398,833	324,889,670	306,295,873
Operating costs		(262,462,397)	(227,316,493)	(223,800,880)

GROSS PROFIT		96.936,436	97,573,177	82,494,993
General and administration expenses	14	(5,253,509)	(4,870,222)	(5,038,543)

INCOME FROM MAIN OPERATIONS		91,682,927	92,702,955	77,456,450
Other income	15	4,439,959	7,778,330	812,163
Other expenses	16	—	(40,740)	(1,150,521)
Financial charges		(9,152)	(1,352,685)	(3,633,632)

NET INCOME FOR THE YEAR		96,113,734	99,087,860	73,484,460

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
STATEMENT OF CASH FLOWS

	Year ended 31 December 2005

	2005	2004	2003

	SR	SR	SR
OPERATING ACTIVITIES
Net income for the year	96,113,734	99,087,860	73,484,460
Adjustments for:
Depreciation	76,023,171	62,855,322	64,333,171
(Profit)/loss on sale of property and equipment	(607,165)	(6,430,842)	858,820

	171,529,740	155,512,340	138,676,451
Changes in operating assets and liabilities:
Inventories	(3,220,018)	(3,070,715)	1,418,358
Receivables	(25,777,595)	(15,846,239)	31,543,715
Payables	26,270,446	18,880,156	10,241,576

Cash from operations	168,802,573	155,475,542	181,880,100
Employees’ terminal benefits, net	2,333,373	2,521,890	2,350,914
Zakat and income tax paid	(17,173,176)	(12,598,742)	(11,424,355)

Net cash from operating activities	153,962,770	145,398,690	172,806,659

INVESTING ACTIVITIES
Purchase of property and equipment	(103,265,814)	(10,789,409)	(13,436,425)
Proceeds from sale of property and equipment	774,164	7,597,889	6,365,240

Net cash used in investing activities	(102,491,650)	(3,191,520)	(7,071,185)

FINANCING ACTIVITIES
Term loans, net	—	(65,766,667)	(111,650,000)
Dividends paid	(40,000,000)	(57,380,000)	(18,620,000)

Net cash used in financing activities	(40,000,000)	(123,146,667)	(130,270,000)

INCREASE IN BANK BALANCES AND CASH	11,471,120	19,060,503	35,465,474
Bank balances and cash at the beginning of the year	104,151,363	85,090,860	49,625,386

BANK BALANCES AND CASH AT THE END OF THE YEAR	115,622,483	104,151,363	85,090,860

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
STATEMENT OF CHANGES IN PARTNERS’ EQUITY

	Year ended 31 December 2005

					Reserve for
		Statutory	General	Capital	employees’	Retained
	Capital	reserve	reserve	reserve	training	earnings	Total

	SR	SR	SR	SR	SR	SR	SR
Balance at 31 December 2002	36,000,000	18,000,000	4,646,910	7,820,117	3,000,000	126,432,709	195,899,736
Net income for the year	—	—	—	—	—	73,484,460	73,484,460
Provision for zakat and income tax (note 8)	—	—	—	—	—	(12.390,391)	(12,390,391)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	12,390,391	12,390,391
Transfer from capital reserve (note 12)	—	—	—	(858,820)	—	858,820	—
Transfer to retained earnings	—	—	—	—	(2,134,170)	2.134,170	—
Transfer to reserve for employees’ training (note 13)	—	—	—	—	2,134,170	(2,134,170)	—
Dividends relating to 2002	—	—	—	—	—	(38,000,000)	(38,000,000)

Balance at 31 December 2003	36,000,000	18,000,000	4,646,910	6,961,297	3,000,000	162,775,989	231,384,196
Net income for the year	—	—	—	—	—	99,087,860	99,087,860
Provision for zakat and income tax (note 8)	—	—	—	—	—	(17,374,428)	(17,374,428)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	17,374,428	17,374,428
Transfer to capital reserve (note 12)	—	—	—	6,430,842	—	(6,430,842)	—
Transfer to retained earnings	—	—	—	—	(2,077,836)	2,077,836	—
Transfer to reserve for employees’ training (note 13)	—	—	—	—	2,077,836	(2,077,836)	—
Dividends relating to 2003	—	—	—	—	—	(38,000,000)	(38,000,000)

Balance at 31 December 2004	36,000,000	18,000,000	4,646,910	13,392,139	3,000,000	217,433,007	292,472,056
Net income for the year	—	—	—	—	—	96,113,734	96,113,734
Provision for zakat and income tax (note 8)	—	—	—	—	—	(15,915,783)	(15,915,783)
Zakat and income tax reimburseable by the partners	—	—	—	—	—	15,915,783	15,915,783
Transfer to capital reserve (note 12)	—	—	—	607,165	—	(607,165)	—
Transfer to retained earnings	—	—	—	—	(1,730,387)	1,730,387	—
Transfer to reserve for employees’ training (note 13)	—	—	—	—	1,730,387	(1,730,387)	—
Dividends relating to 2004	—	—	—	—	—	(40,000,000)	(40,000,000)

Balance at 31 December 2005	36,000,000	18,000,000	4,646,910	13,999,304	3,000,000	272,939,576	348,585,790

The attached notes 1 to 20 form part of these financial statements.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
31 December 2005
1     ACTIVITIES
      The company is a Limited Liability Company registered in Saudi Arabia under Commercial Registration number 2051001444 dated 28 Muharram 1389H corresponding to 15 March 1969.
      The company is engaged in geophysical and related activities necessary for the exploration and development of hydro-carbons.
      The company is owned 51% by Industrialisation and Energy Services Company, a (closed) joint stock company registered in Saudi Arabia and 49% by Compagnie Generale de Geophysique (CGG), a company registered in France.
2     SIGNIFICANT ACCOUNTING POLICIES
      The financial statements have been prepared in accordance with accounting standards generally accepted in the Kingdom of Saudi Arabia. The significant accounting policies adopted are as follows:
Accounting convention
      The financial statements are prepared under the historical cost convention.
Depreciation
      Freehold land is not depreciated. All property and equipment are initially recorded at cost. Depreciation is provided on all property and equipment on a straight line basis at rates calculated to write off the cost of each asset over its expected useful life.
Inventories
      Inventories are valued at the lower of cost and net realisable value after making due allowance for any obsolete or slow moving items. Cost is determined on a first-in first-out basis (see note 4).
Zakat and income tax
      Zakat and income tax are provided for in accordance with Saudi Arabian fiscal regulations. The liability is charged to retained earnings. Accordingly, any reimbursements by the partners of such zakat and income tax are credited to retained earnings.
Employees’ terminal benefits
      Provision is made for amounts payable under the Saudi Arabian labour law applicable to employees’ accumulated periods of service at the balance sheet date.
Contract revenue and profit recognition
      Contract revenues represents the value of work performed, which comprise the billed and accrued, value of work executed by the company during the year. The value of work performed but not billed at the balance sheet date is treated as unbilled receivable.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
Foreign currencies
      transactions in foreign currencies are recorded in Saudi Riyals at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of income.
Expenses
      Employee related costs, depreciation and training expenses are charged to operating costs. All other expenses are classified as general and administration expenses.
3     PROPERTY AND EQUIPMENT
      The estimated useful lives of the assets for the calculation of depreciation are as follows:

Camp and Geophysical equipment	3 to 5 years (2004: 5 1/3 years)
Vehicles	4 to 5 years (2004: 4 to 5 1/3 years)
Others	4 to 5 years (2004: 5 1/3 years)

		Camp and
	Freehold	Geophysical			Total	Total	Total
	land	equipment	Vehicles	Others	2005	2004	2003

	SR	SR	SR	SR	SR	SR	SR
Cost:
At the beginning of the year	1,382,000	366,802,316	58,922,918	4,215,639	431,322,873	457,716,818	521,502,125
Additions	9,512,745	76,520,246	17,077,632	155,191	103,265,814	10,789,409	13,436,425
Disposals	—	(14,816,565)	(1,064,266)	(60,620)	(15,941,451)	(37,183,354)	(77,221,732)

At the end of the year	10,894,745	428,505,997	74,936,284	4,310,210	518,647,236	431,322,873	457,716,818

Accumulated depreciation:
At the beginning of the year	—	256,770,716	50,125,766	3,314,632	310,211,114	283,372,099	289,036,600
Charge for the year	—	70,992,252	4,691,143	339,776	76,023,171	62,855,322	64,333,171
Disposals	—	(14,649,584)	(1,064,251)	(60,617)	(15,774,452)	(36,016,307)	(69,997,672)

At the end of the year	—	313,113,384	53,752,658	3,593,791	370,459,833	310,211,114	283,372,009

Net book amounts:
At 31 December 2005	10,894,745	115,392,613	21,183,626	716,419	148,187,403

At 31 December 2004	1,382,000	110,031,600	8,797,152	901,007		121,111,759

At 31 December 2003	1,382,000	163,572,447	8,508,014	882,258			174,344,719

      During the year, the company changed its accounting estimate in respect of the useful lives of property and equipment to properly reflect the remaining useful life of the assets. The change resulted in an increase in depreciation charge for the year by SR 9 million, consequently the income for the year is reduced by the same amount. This change in depreciation rates also has an affect on the net income of future periods up to 2010.
4     INVENTORIES

	2005	2004	2003

	SR	SR	SR
Equipment spares and others	8,535,353	6,697,432	4,813,651
Goods in transit	2,646,379	1,264,282	77,348

	11,181,732	7,961,714	4,890,999

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
      Saudi Arabian accounting standards require that the cost of inventories should be determined using the weighted average method. The company is in the process of changing its computer system to enable it to use the weighted average method. In the meantime, the cost of inventories has been determined on a first-in first-out method. It is estimated that if the company had used the weighted average method, the cost of inventories would not have been materially different.
      Inventories are held for internal use only and are not intended for resale.
5     ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2005	2004	2003

	SR	SR	SR
Trade accounts receivable	57,120,568	48,034,478	24,033,667
Retentions receivable	41,892,370	35,159,374	51,263,358
Amounts due from partners (note 17)	14,996,318	16,856,091	7,617,984
Unbilled receivables	7,596,342	—	—
Advances to suppliers	1,661,670	208,164	723,577
Other receivables	1,843,450	307,976	996,515
Prepaid expenses	2,467,600	1,234,640	1,319,383

	127,578,318	101,800,723	85,954,484

      All services rendered by the company during the year were to two customers under four contracts (2004: one customer under three contracts). All trade accounts receivable are due from these two customers and all retentions receivable are due from one of these customers. The customers would normally pay the amount billed within 30 to 60 days of the date of the invoice and the balance, held as retentions, upon submission of zakat and income tax clearance certificate for the relevant year.
      Amounts due from the partners represents SR 2,652,675 (2004: SR 2,478,777 and 2003: Nil) due from the Saudi partner and SR 13,256,542 (2004: SR 14,894,518 and 2003: SR 11,100,507) from CGG (less any pending amount due to the partner) in respect of zakat and income tax respectively (see note 8).
6     ACCOUNTS PAYABLE AND ACCRUALS

	2005	2004	2003

	SR	SR	SR
Trade accounts payable	10,943,801	6,718,682	6,583,563
Amount due to a partner	—	—	17,051,226
Amounts due to affiliates (note 17)	1,268,815	293,909	826,766
Accrued expenses	8,083,410	3,967,197	4,209,785
Other payables	2,137,112	1,098,687	1,281,407

	22,433,138	12,078,475	29,952,747

      According to the terms offered by the suppliers, trade accounts payable are normally settled within 30 to 100 days of the date of invoice.
      In 2003, amount due to a partner represented dividend payable of SR 19,380,000 to the Saudi partner (less amount due from the partner in respect of zakat).

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
7     TERM LOANS

	2005	2004	2003

	SR	SR	SR
Bank loans	—	—	65,766,667
Less: Non current portion	—	—	34,866,667

Current portion	—	—	30,900,000

8     ZAKAT AND INCOME TAX
a)  Zakat
      The zakat provision relating to the Saudi partner consists of:

	2005	2004	2003

	SR	SR	SR
Provision for the year	2,652,142	2,271,559	1,289,884
Prior years	567	207,308	143

Charge for the year	2,652,709	2,478,867	1,290,027

      The Saudi partner’s provision is based on his share as follows:

	2005	2004	2003

	SR	SR	SR
Equity	127,230,749	98,625,940	99,908,866
Opening provisions and other adjustments	8,317,565	5,501,401	4,302,435
Book value of long term assets	(98,450,756)	(65,182,687)	(91,370,769)

	37,097,558	38,944,654	12,840,532
Zakatable income for the year	68,988,128	51,917,716	38,754,818

Zakat base	106,085,686	90,862,370	51,595,350

b)  Income tax
      The income tax provision relating to the foreign partner consists of:

	2005	2004	2003

	SR	SR	SR
Provision for the year	13,256,542	14,894,518	11,100,507
Prior year	6,532	1,043	1,646

Charge for the year	13,263,074	14,895,561	11,102,153

      Income tax has been provided for based on the estimated taxable income at 20% (2004 and 2003: various rates up to 30%).
      The differences between the financial and taxable/ zakatable income are mainly due to adjustments for certain costs/ claims based on the relevant fiscal regulations.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
c)     Movement in provision
      The movement in the zakat and income tax provision was as follows:

	2005	2004	2003

	SR	SR	SR
At the beginning of the year	17,166,077	12,390,391	11,422,566
Provided during the year	15,915,783	17,374,428	12,392,180
Payments during the year	(17,173,176)	(12,598,742)	(11,424,355)

At the end of the year	15,908,684	17,166,077	12,390,391

d)     Status of assessments
      Zakat and income tax assessments have been agreed with the Department of Zakat and Income Tax (DZIT) up to 1991 and from 1994 to 1996. Decisions for the years 1992 and 1993 have been received from the Higher Appeal Committee (HAC) and the company is awaiting for the revised assessment from the DZIT. A revised assessment for the years 1997 to 2000 has been raised by the DZIT showing an overpayment of SR 1 million. An amended assessment from the DZIT is awaited after correction of an error in the revised assessment. Assessment for the years 2001 and 2002 has also been received from the DZIT demanding an additional amount of SR 4.6 million. The company has appealed against this assessment.
      Assessments for the years 2003 and 2004 have not yet been received.
9     CAPITAL
      Capital is divided into 36,000 authorised, issued and fully paid up shares of SR 1,000 each (2004 and 2003: 36,000 shares).
10     STATUTORY RESERVE
      In accordance with Saudi Arabian Regulations for Companies, the company must set aside 10% of its net income in each year until it has built up a reserve equal to one half of the capital. This having been achieved, the company has resolved to discontinue such transfers. The reserve is not available for distribution.
11     GENERAL RESERVE
      There are no restrictions on the distribution of this reserve.
12     CAPITAL RESERVE
      An amount equal to the profit on disposal of property, plant and equipment is transferred from retained earnings to capital reserve and vice versa in case of loss. Although the capital reserve is a free reserve, yet it is not intended to be distributed.

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
13     RESERVE FOR EMPLOYEES’ TRAINING

	2005	2004	2003

	SR	SR	SR
At the beginning of the year	3,000,000	3,000,000	3,000,000
Transfer to retained earnings	(1,730,387)	(2,077,836)	(2,134,170)
Transfer from retained earnings	1,730,387	2,077,836	2,134,170

At the end of the year	3,000,000	3,000,000	3,000,000

      In accordance with the company’s articles of association, the company can allocate up to 10% of the net income for the year, subject to a maximum accumulation of SR 3 million, for training programmes for Saudi Arabian nationals.
      An amount equal to expenses incurred on training during the year has been transferred to retained earnings.
14     GENERAL AND ADMINISTRATION EXPENSES

	2005	2004	2003

	SR	SR	SR
Rent	1,082,246	1,178,503	1,271,583
Printing and stationery	1,014,003	872,659	886,376
Postage, fax and telephone	570,271	587,883	642,201
Other	2,586,989	2,231,177	2,238,383

	5,253,509	4,870,222	5,038,543

15     OTHER INCOME

	2005	2004	2003

	SR	SR	SR
Profit on sale of plant and equipment	607,165	6,430,842	—
Income from bank deposits	3,748,749	1,347,488	812,163
Other	84,045	—	—

	4,439,959	7,778,330	812,163

16     OTHER EXPENSES

	2005	2004	2003

	SR	SR	SR
Loss on sale of plant and equipment	—	—	858,820
Exchange loss	—	40,740	291,701

	—	40,740	1,150,521

17     RELATED PARTY TRANSACTIONS
      In the ordinary course of its business activities, the company transacts with its affiliates. Such transactions mainly relate to purchase of fixed assets and equipment spares. During the year, SR 31.2 million (2004: SR 3.3 million and 2003: SR 5.9 million) of the company’s geophysical equipment has been acquired

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)
from affiliates. The company also acquired SR 5.6 million (2004: SR 4.5 million and 2003: SR 5.2 million) of its equipment spares and services requirements from its affiliates. Prices and terms of payments of these transactions are approved by the management. Amounts due from and due to the partners and affiliates are disclosed in notes 5 and 6, respectively.
18     CAPITAL COMMITMENTS
      The directors have authorised future capital expenditure amounting to SR 33 million (2004: SR 6.5 million and 2003: SR 8.6 million).
19     CONTINGENT LIABILITY
      The company’s banker has issued payment guarantees to the DZIT amounting to SR 9,129,001 (2004: SR 9,129,001 and 2003: SR 9,129,001). The bankers of the foreign partner have provided counter guarantees to the company’s banker on its behalf.

20	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The financial statements of the company have been prepared in accordance with accounting standards generally accepted in the Kingdom of Saudi Arabia. For purposes of these financial statements, the following are the significant (recognition, measurement, presentation and disclosure) differences between the company’s accounting principles used and United States Generally Accepted Accounting Principles (US GAAP).

a.	Following is a reconciliation of net income to US GAAP:

	2005	2004	2003

	SR	SR	SR
Net income under Saudi accounting standards	96,113,734	99,087,860	73,484,460
US GAAP adjustments:
Provision for zakat and income tax (note 8(c))	(15,915,783)	(17,374,428)	(12,390,391)
Net over payment of zakat and income tax (refer below)	904,631	—	—
Deferred tax adjustment for the year	3,787,829	43,367	84,968

Net income under US GAAP	84,890,411	81,756,799	61,179,037

Difference in net income between Saudi Standards and US GAAP	11,223,323	17,331,061	12,305,423

Difference in partners’ equity between Saudi Accounting Standards and US GAAP (due to cumulative effect of current and prior years’ adjustments)	13,680,456	20,735,296	15,794,626

      Net over payment relates to the years from 1997 through 2000.
      The zakat and income tax assessed for the years 2001 and 2002 is SR 3,384,450 (i.e. an additional liability of SR 4,595,128 as there was an overpayment of SR 1,210,678 per zakat and income tax return) which has not been taken into consideration in the above reconciliation as the assessment has been appealed against and the final amount ultimately payable cannot be determined with reasonable accuracy (refer note 8(d)).

ARABIAN GEOPHYSICAL & SURVEYING COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (continued)

b.	Following is a reconciliation of partners’ equity for differences with US GAAP:

	2005	2004	2003

	SR	SR	SR
Partners’ equity under Saudi accounting standards	348,585,790	292,472,056	231,384,196
Cumulative effect of current and prior year adjustments (note 20(a))	(13,680,456)	(20,735,296)	(15,794,626)

Partners’ equity under US GAAP	334,905,334	271,736,760	215,589,570

c.	Dividends paid
      Dividends paid during the year amounting to SR 40,000,000 (2004: SR 38,000,000 and 2003: SR 38,000,000) included payments to the partners on account of zakat and income tax equalisation.

d.	Fair values
      Financial instruments comprise of financial assets and liabilities.
      Financial assets consist of bank balances and cash and receivables. Financial liabilities consist of payables and accrued expenses.
      Fair values of financial assets and liabilities are not materially different from their carrying values at the balance sheet date.

VERITAS DGC INC.
FINANCIAL STATEMENTS
OCTOBER 31, 2006 AND 2005

VERITAS DGC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended
	October 31,

	2006	2005

	(In thousands, except per
	share amounts)
Revenue	$230,831	$168,678
Cost of services	165,792	136,666
Research and development	5,404	4,902
Merger and related costs	10,259	—
General and administrative	11,432	8,855

Operating income	37,944	18,255
Interest expense	2,188	1,476
Interest income	(4,983)	(1,901)
Gain on involuntary conversion of assets	—	(2,000)
Other (income) expense, net	29	(126)

Income before provision for income taxes	40,710	20,806
Provision for income tax expense	13,182	9,019

Net income	$27,528	$11,787

Net income per share:
Basic:
Weighted average common shares	35,973	34,689
Net income per common share	$.77	$.34
Diluted:
Weighted average common shares	40,748	36,838
Net income per common share	$.68	$.32
Comprehensive income:
Net income	$27,528	$11,787
Other comprehensive income (net of tax, $0 in all periods, except as specified):
Minimum pension liability adjustment (net of tax provision of $155)	363	—
Foreign currency translation adjustments	862	4,905

Total other comprehensive income	1,225	4,905

Comprehensive income	$28,753	$16,692

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	October 31,	July 31,
	2006	2006

	(Dollars in thousands,
	except par value)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$353,819	$401,955
Restricted cash investments	303	302
Accounts receivable (net of allowance for doubtful accounts: $1,915 in October and $1,895 in July)	238,430	215,244
Materials and supplies inventory	7,451	6,366
Prepayments and other	37,386	18,917
Deferred tax asset	8,225	8,225
Current assets held for sale	—	5,148

Total current assets	645,614	656,157
Property and equipment	546,225	359,683
Less accumulated depreciation	404,342	249,079

Property and equipment, net	141,883	110,604
Multi-client data library	324,069	296,603
Deferred tax asset, net	41,392	41,511
Other assets	22,656	22,699
Noncurrent assets held for sale	—	30,456

Total	$1,175,614	$1,158,030

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$155,000	$155,000
Accounts payable, trade	95,545	107,863
Accrued and deferred income taxes	35,131	29,224
Deferred revenue	47,581	29,280
Other accrued liabilities	58,256	70,313
Current liabilities held for sale	—	21,245

Total current liabilities	391,513	412,925
Non-current liabilities:
Other non-current liabilities	34,268	34,561

Total non-current liabilities	34,268	34,561
Stockholders’ equity:
Common stock, $.01 par value; issued: 37,376,318 and 37,220,959 shares, respectively	374	372
Additional paid-in capital	503,455	492,387
Accumulated earnings	255,904	228,376
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustment	22,645	21,783
Minimum pension liability	(9,004)	(9,367)
Treasury stock, at cost; 1,357,643 and 1,349,592 shares, respectively	(23,541)	(23,007)

Total stockholders’ equity	749,833	710,544

Total	$1,175,614	$1,158,030

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
	October 31,

	2006	2005

	(In thousands)
Cash flows from operating activities:
Net income	$27,528	$11,787
Non-cash items included in net income:
Depreciation and amortization, net (other than multi-client)	14,619	9,045
Amortization of multi-client data library	57,925	52,840
Share based compensation	1,323	1,447
Deferred income taxes	467	364
(Gain) / loss on disposition of property	(478)	43
Change in operating assets and liabilities:
Accounts receivable	(23,023)	(5,336)
Materials and supplies inventory	(645)	(1,298)
Prepayments and other	(13,749)	574
Accrued income tax	6,817	2,933
Accounts payable, deferred revenue and other accrued liabilities	(27,808)	(44,504)
Other	(300)	1,502

Net cash provided by operating activities	42,676	29,397
Cash flows from investing activities:
Investment in multi-client data library, net cash	(80,901)	(61,622)
Purchase of property and equipment	(19,221)	(11,451)
Proceeds from involuntary conversion of assets	—	13,600
Proceeds from sales of property and equipment	1,078	38

Net cash used by investing activities	(99,044)	(59,435)
Cash flows from financing activities:
Proceeds from the sale of common stock	2,734	6,560
Excess tax benefit from stock based compensation	5,588	732
Principal payments on capital lease obligations	(444)	(370)

Net cash provided by financing activities	7,878	6,922
Currency gain on foreign cash	354	1,694

Decrease in cash and cash equivalents	(48,136)	(21,422)
Beginning cash and cash equivalents balance	401,955	249,393

Ending cash and cash equivalents balance	$353,819	$227,971

Schedule of non-cash transactions:
Capitalization of depreciation and amortization resulting in an increase in multi-client data library	$3,612	$5,609

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Summary of significant accounting policies
     Basis of presentation
      These consolidated financial statements are unaudited, but in the opinion of management, contain all appropriate adjustments, all of which are normally recurring adjustments unless otherwise disclosed. These financial statements, including selected notes, have been prepared in accordance with the applicable rules of the Securities and Exchange Commission and do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. Certain reclassifications have been made to the prior period amounts to conform to the current period classification. These interim financial statements should be read in conjunction with the consolidated financial statements presented in the Veritas DGC Inc. Annual Report on Form 10-K for the year ended July 31, 2006.
     Recent Accounting Pronouncements
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 did not have a material impact on the company’s financial statements.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 150.” SFAS No. 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies that certain instruments are not subject to the requirements of SFAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that may contain an embedded derivative requiring bifurcation, (d) clarifies what may be an embedded derivative for certain concentrations of credit risk and (e) amends SFAS 140 to eliminate certain prohibitions related to derivatives on a qualifying special-purpose entity. SFAS 155 is effective for us for the fiscal year beginning August 1, 2007. The implementation of SFAS No. 155 is not expected to have a material impact on the company’s financial statements.
      In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for years beginning after December 15, 2006, which is our fiscal year beginning August 1, 2007. We are currently evaluating the provisions of FIN No. 48 to determine the impact on our consolidated financial statements.
      In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for us for the fiscal year beginning August 1, 2007. We are currently evaluating the provisions of this guidance to determine the impact on our consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for our financial statements issued related to the fiscal year beginning August 1, 2008, and interim periods within that year. We are currently evaluating the effect, if any, that the adoption of this standard will have on our consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132®. SFAS No. 158 requires an employer to: (a) Recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) Measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); (c) Recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for us as of the end of the fiscal year ending on July 31, 2007. The requirement to measure plan assets and benefit obligations as of the date of our fiscal year-end balance sheet is effective for us for the fiscal year ending July 31, 2009. We are currently evaluating the provisions of this guidance to determine the impact on our consolidated financial statements. Had we adopted SFAS No. 158 as of July 31, 2006, the impact would have been an increase to liabilities and a decrease to stockholders’ equity of $10 million.
      In September 2006, the SEC issued SEC Staff Accounting Bulletin (“SAB”) No. 108, “Financial Statements — Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how a registrant should quantify the effect of an error in the financial statements for purposes of assessing materiality and requires that the effect be computed using both the current year income statement perspective (“rollover”) and the year end balance sheet perspective (“iron curtain”) methods for fiscal years ending after November 15, 2006. If a change in the method of quantifying errors is required under SAB No. 108, this represents a change in accounting policy; therefore, if the use of both methods results in a larger, material misstatement than the previously applied method, the financial statements must be adjusted. SAB No. 108 allows the cumulative effect of such adjustments to be made to opening retained earnings upon adoption. The adoption of SAB No. 108 did not have an effect on our consolidated financial statements.
2. Business combinations
      On September 4, 2006, the Company and Compagnie Générale de Géophysique (“CGG”), a French société anonyme, entered into an Agreement and Plan of Merger, dated as of September 4, 2006 (the “Merger Agreement”), by and among the Company, CGG, Volnay Acquisition Co. I, a Delaware corporation and wholly owned subsidiary of CGG (“Merger Sub I”), and Volnay Acquisition Co. II, a Delaware corporation and wholly owned subsidiary of CGG (“Merger Sub II”), under which CGG has agreed to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”). Under the terms of the Merger Agreement, which was approved by the Boards of Directors of both the Company and CGG, Merger Sub I will merge with and into the Company with the Company continuing as the surviving corporation, and immediately thereafter, the Company will merge with and into Merger Sub II with Merger Sub II continuing as the surviving corporation as a wholly owned subsidiary of CGG.
      Total consideration for the Company Common Stock is fixed at $1.5 billion in cash and 47 million American Depository Shares (the “ADSs”) of CGG, with each ADS representing one-fifth of an ordinary share, nominal value €2.00 per share, of CGG (each a “CGG Ordinary Share”). Under the terms of the

Merger Agreement, stockholders of the Company will have the right to elect to receive cash or ADSs, subject to a proration if either cash or stock is oversubscribed. The per share consideration was initially set at $75.00 in cash or 2.2501 ADSs and is subject to adjustment upwards or downwards so that each share of Company Common Stock receives consideration representing equal value. This adjustment, however, will not increase or decrease the total amount of cash or the total number of ADSs to be issued in the transaction. Based on the closing price of CGG’s ADSs on August 29, 2006, the stockholders of the Company would receive, in the aggregate, consideration comprised of 51% ADSs and 49% cash.
      Consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things, (1) approval by the stockholders of the Company and CGG, (2) the receipt of required regulatory approvals as discussed below and (3) the effectiveness of the registration statement on Form F-4 and the registration statement on Form F-6 relating to the ADSs to be issued in the merger. In the event of a termination of the Merger Agreement under certain circumstances, the Company or CGG may be required to pay the other party certain termination fees as more fully explained in the Merger Agreement filed as Exhibit 2.1 to Veritas DGC Inc.’s Form 8-K dated September 4, 2006.
      The merger was subject to review by the Antitrust Division of the U.S. Department of Justice, which is referred to as the Antitrust Division, and the Federal Trade Commission, which is referred to as the FTC, under the Hart Scott Rodino (“HSR”) Act. The Antitrust Division terminated the waiting period imposed by the HSR Act on October 25, 2006. CGG and Veritas submitted a notice of the merger to the Committee on Foreign Investment in the United States (“CFIUS”), in accordance with the regulations implementing the Exon-Florio Amendment to the Defense Production Act of 1950, which is referred to as the Exon-Florio Amendment, and on November 16, 2006, the CFIUS issued a letter stating that had concluded its action, having found no national security issues sufficient to warrant further investigation. CGG and Veritas each conduct business in Norway and each submitted filings to the Norwegian antitrust authorities, but these authorities are deemed to have authorized the merger by not requesting the submission of a full notification. In addition, CGG and Veritas have each submitted filings to the Brazilian and United Kingdom antitrust authorities, though the approval of these authorities is not required to complete the merger.
      The merger may also be subject to the regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including those relating to the offer and sale of securities
      Upon closing of the transaction, several significant items would occur, including, without limitation, the following:

•	All of our outstanding stock options would fully vest and restrictions on most outstanding restricted shares would vest.

•	CGG will assume our convertible debt, which would continue to be fully convertible, and the holders of the debt would have the option of exercising their put right to CGG.

•	Any outstanding borrowings and letters of credit under the credit facility would be due immediately upon closing of the transaction.

•	A significant amount of severance compensation may be paid to executives of the company, including the named executive officers.

•	Other material effects of the merger will be more fully discussed in the proxy statement/prospectus on Form F-4 which CGG has filed with the SEC and in the proxy statement/prospectus relating to the proposed transaction, which will be sent to each Veritas stockholder in connection with the meeting of Veritas stockholders that we intend to call to vote to adopt the merger agreement.
      Due to the pending merger with CGG, on September 5, 2006, we announced that we terminated discussions with a third party relating to the possible sale of the Company’s land seismic acquisition business. The depreciation expense of $2.7 million previously not recorded related to these assets expected to be sold in fiscal 2006 was recorded in fiscal 2007 as if the assets were not held for sale at any time. For further discussion related to the assets and liabilities held for sale, see Note 7, Assets held for sale.

      For the three months ended October 31, 2006, we have incurred $10.3 million in certain merger and related costs. We terminated discussions with a third party relating to the possible sale of our land seismic acquisition business, during the first quarter of fiscal 2007. The $10.3 million includes fees in connection with the termination of those discussions, consisting of amounts paid in settlement of all claims by the third party buyers and professional fees, including accounting and legal fees, and professional fees related to the pending merger with CGG.
3. Earnings per common share
      Basic and diluted earnings per common share are computed as follows:

	Three Months Ended
	October 31,

	2006	2005

	(In thousands, except
	per share amounts)
Net income	$27,528	$11,787
Basic:
Weighted average common shares (including exchangeable shares)	35,973	34,689

Net income per share	$.77	$.34

Diluted:
Weighted average common shares (including exchangeable shares)	35,973	34,689
Shares issuable from assumed conversion of notes	4,298	1,638
Shares issuable from assumed exercise of options	389	469
Shares issuable from the assumed vesting of restricted stock	88	42

Total	40,748	36,838

Net income per share	$.68	$.32

      The shares issuable from assumed conversion of notes for the three months ended October 31, 2006 are based upon a stock price of $72.01, which was the closing price of Veritas DGC’s common stock at October 31, 2006. The shares issuable from assumed conversion of notes for the three months ended October 31, 2005 are based upon a stock price of $32.21, which was the closing price of Veritas DGC’s common stock at October 31, 2005.
      The following options to purchase common shares have been excluded from the computation assuming dilution because the exercise prices of the options exceeded the average market price for the period of the underlying common shares.

	Three Months Ended October 31,

	2006	2005

Number of options	—	385,271
Exercise price range	—	$33.94 - $55.13
Expiring through	—	March 2012
4. Gain on involuntary conversion of assets
      In January 2005, our seismic vessel Veritas Viking experienced an engine failure while acquiring data in the Gulf of Mexico and lost substantial amounts of overboard seismic equipment. This seismic equipment was insured at its replacement cost. A gain of $2.0 million was recorded in the first quarter of fiscal 2006 due to the timing of the insurance settlements. This $2.0 million gain in the first fiscal quarter of 2006 was included as a change in the amounts receivable in the consolidated statement of cash flows.

5. Income taxes
      A reconciliation between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to income before provision for income taxes is as follows:

	For the three months
	ending October 31,

	2006	2005

	(amounts in
	thousands)
Income tax provision computed at the U.S. statutory rate	$14,249	$7,282
Increase (decrease) in taxes resulting from:
Non-U.S. activities	(993)	1,153
Foreign tax refund	(5,047)	—
Non-deductible merger and related costs	3,590	—
Other	1,383	584

Total	$13,182	$9,019

      The increase (decrease) in taxes resulting from non-U.S. activities includes non-U.S. earnings taxed at other than the U.S. statutory rate, non-U.S. withholding taxes, U.S. foreign tax credits, U.S. tax on non-U.S. branch operations or foreign dividends, foreign tax contingencies and changes in valuation allowances on foreign deferred taxes.
      During the first quarter of fiscal 2007, the Company recorded a $5.0 million tax benefit related to a refund received from a foreign taxing authority with respect to certain prior year tax matters. In addition, the Company incurred $10.3 million of non-deductible merger and related costs.
6. Notes payable and debt structure
      As of October 31, 2006, our notes payable consisted of $155.0 million of Convertible Senior Notes due 2024. These notes are classified as a current liability as of October 31, 2006 because the conversion feature discussed below results in the notes being convertible at the option of the holders.
      The Convertible Senior Notes bear interest at a per annum rate which equals the three-month LIBOR rate, adjusted quarterly, minus a spread of 0.75%. The interest rate of the notes, from September 15, 2006 through December 14, 2006, is 4.64%, based on a LIBOR rate of 5.39%. For the first quarter of fiscal 2007, the weighted average interest rate on the notes was 4.61%. The notes will mature on March 15, 2024 and may not be redeemed by us prior to March 20, 2009. Holders of the notes may require us to repurchase some, or all, of the notes on March 15, 2009, 2014 and 2019. They could also require repurchase upon a change of control (as defined in the indenture under which the Convertible Senior Notes were issued).
      Under certain circumstances and at the option of the holder, the Convertible Senior Notes are convertible prior to the maturity date into cash and shares of our common stock. Certain of these circumstances may result in classification of the Convertible Senior Notes as current on our balance sheet. These circumstances include:

1.	the closing sale price of our common stock is over 120% of the conversion price, which is currently $24.03 (with 120% being $28.84) for 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs;

2.	if we called the notes for redemption and the redemption has not occurred;

3.	the occurrence of a five consecutive trading day period in which the trading price of the notes was less than 95% of the closing sale price of our common stock on such day multiplied by the conversion ratio; or

4.	the occurrence of specified corporate transactions.

      Should any of these circumstances occur, the Convertible Senior Notes would be convertible at the then current stock price times the conversion ratio of 41.6146. This amount would be payable in cash equal to the principal amount of the notes, the par value adjusted for dividends or other equity transactions, and the additional amount payable in shares of our common stock. Currently, the maximum amount payable by us on conversion is $155 million in cash plus 6.5 million shares. This settlement method is prescribed in the indenture and is not at the discretion of any party. The shares issuable from such conversion are considered in the calculation of diluted earnings per share.
      As of the beginning of the second fiscal quarter of 2006, the Convertible Senior Notes were convertible as the stock price remained greater than 120% of the Conversion Price for at least 20 trading days in the period of 30 consecutive trading days ending on October 31, 2005. The notes continued to be convertible as of October 31, 2006. Because of the convertibility, the notes have been classified as a current liability on our consolidated balance sheet as of October 31, 2006. The determination of the convertibility of the notes occurs quarterly. Depending upon the common stock price in the future, the notes may not be convertible in future quarters and therefore would not be classified as current on our consolidated balance sheet. Assuming a stock price of $72.01 (which was the closing stock price at October 31, 2006), conversion of all the notes would result in our payment of $155 million in cash and 4.3 million shares of common stock.
      In connection with our issuance of the Convertible Senior Notes, we entered into a registration rights agreement pursuant to which we agreed to register the resale of the notes and underlying common stock by the holders thereof. If we failed to keep the shelf registration statement related to this debt effective or usable in accordance with the registration rights agreement, then we were required to pay liquidated damages to all holders of notes and all holders of our common stock issued upon conversion of the notes. The liquidated damages to be paid were equal to an annual rate of 0.50% of the principal amount. In November 2005, the shelf registration statement became no longer effective and, accordingly, we began accruing liquidated damages at $2,100 per day. We were not required to register the resale of the notes and underlying common stock after March 10, 2006 and therefore, our liability for the payment of liquidated damages ended on that date.
      In addition to the notes, we also have a five-year $85 million revolving loan agreement with a syndicate of banks. The facility provides for revolving loans and the issuance of letters of credit to Veritas DGC Inc. and certain of its subsidiaries of up to $45 million in the United States, $15 million in Canada, $15 million in Singapore and $10 million in the United Kingdom. As of October 31, 2006, there were no borrowings and $5.9 million of outstanding letters of credit, leaving $79.1 million available under the revolving loan facility.
      The facility is secured by pledges of accounts receivable and the U.S. land data library, which, when added together, have a carrying amount of $268 million as of October 31, 2006. The facility is also secured by certain intercompany notes and stock in certain Veritas subsidiaries. Veritas and certain of its subsidiaries have also issued loan guarantees with respect to certain borrowings. Interest rates on borrowings under the facility are selected by the borrower at the time of any advance and the rates so selected may be either at LIBOR plus 1.00% or the Base Rate (defined as the lesser of the applicable prime rate or the federal funds rate). These rates may be adjusted upward depending upon our leverage ratio (calculated as a ratio of funded debt versus EBITDA for the previous four quarters) to a maximum of LIBOR plus 1.50% or the base rate plus 0.50%. The loan agreement and related documents contain customary financial covenants and default provisions, including a limit on the amount of cash dividends. These covenants contain certain financial measurements as of quarter ending dates, and, as of October 31, 2006, we were in compliance with these covenants.
      We also have various unsecured lines of credit, with lending institutions that operate in geographic areas not covered by the lending institutions in our credit facility, totaling $8.5 million that may be used exclusively for the issuance of letters of credit and bank guarantees. As of October 31, 2006, $0.4 million in letters of credit were outstanding under these lines.

7. Pension plan
      We maintain a contributory defined benefit pension plan (the “Plan”) for eligible participating employees in the United Kingdom. The following is the net periodic benefit cost by component:

	Three Months
	Ended October 31,

	2006	2005

	(In thousands)
Service cost (benefits earned during the period)	$398	$331
Interest cost on projected benefit obligation	630	480
Expected return on plan assets	(391)	(324)
Amortization of transition obligation	2	2
Amortization of prior service cost	(38)	(36)
Amortization of net (gain)/loss	327	261

Net periodic benefit costs	$928	$714

      We have made contributions to this plan based on the schedule of contributions on which the above service cost was based and expect to complete these contributions, totaling $1.6 million for the year, during fiscal 2007.
8. Assets held for sale
      As of July 31, 2006, it was expected that the land acquisition seismic business would be sold to a third party with an expected closing to occur in the second fiscal quarter of fiscal 2007. The land seismic acquisition business met the criteria to be considered held for sale and was appropriately classified as of July 31, 2006 in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Further, $2.7 million of depreciation expense was not recorded in fiscal year 2006 to reflect the depreciation expense from the time the assets met the criteria until the end of fiscal year 2006. The assets held for sale were included in the NASA and EAME segments. The land seismic acquisition business was not considered a discontinued operation due to our continuing involvement in the business because of anticipated ongoing contracts.
      In September 2006, these assets were no longer considered held for sale due to the pending merger with CGG. According to FAS 144, when an asset is no longer considered held for sale, the depreciation expense previously not recorded should be recognized as if the assets were not held for sale at any time. Therefore, we recorded $2.7 million of additional depreciation expense in the first fiscal quarter of 2007. For further discussion on the pending merger with CGG, see Note 2, Business combinations.
      The geophysical vessel, Veritas Searcher, and certain related equipment were sold during the first fiscal quarter for $1 million and a gain of $0.5 million. A new vessel, the Veritas Voyager was placed into service in July 2006 as a replacement to the Searcher.

      The amounts reclassified as held for sale as of July 31, 2006 were as follows:

	As of July 31, 2006

	Land	Searcher
	acquisition	vessel	Total

	(amounts in thousands)
Materials and inventory	$440	$—	$440
Prepayments and other	4,708	—	4,708

Current assets	5,148	—	5,148
Geophysical vessel	—	8,331	8,331
Geophysical equipment	144,096	2,206	146,302
Leasehold improvements and other	23,863	—	23,863

Total	167,959	10,537	178,496
Accumulated depreciation	(138,003)	(10,037)	(148,040)

Property and equipment, net	29,956	500	30,456
Total assets	$35,104	500	$35,604

Deferred revenue	$21,245	—	$21,245

Total current liabilities	$21,245	—	$21,245

9. Segment information
      The company has four reportable segments: North and South America (NASA); Europe, Africa, Middle East and Commonwealth of Independent States (EAME); Asia Pacific (APAC); and Veritas Hampson Russell (VHR). In NASA, EAME and APAC, we conduct geophysical surveys on both a contract and a multi-client basis. When we conduct surveys on a contract basis, we acquire and process data for a single client who pays us to conduct the survey and owns the data we acquire. When we conduct surveys on a multi-client basis, we acquire and process data for our own account and license that data and associated products to multiple clients. NASA, EAME and APAC offer a common suite of these products and services to their customers, although each product or service may be adapted to meet the needs of the local markets. VHR licenses geophysical software and provides geophysical reservoir consulting services. This segmentation of our company is representative of the manner in which it is viewed and managed by our senior managers and our Board of Directors. A reconciliation of the reportable segments’ results to those of the total enterprise is given below:

	For the Three Months Ended October 31, 2006

	NASA	EAME	APAC	VHR	Corporate	Total

	(In thousands)
Revenue	$139,294	$54,248	$32,202	$5,087	$—	$230,831
Depreciation and amortization, net (other than multi-client)	9,450	2,291	1,575	1,025	278	14,619
Amortization of multi-client library	37,082	20,749	94	—	—	57,925
Operating income (loss)	41,634	10,571	6,825	663	(21,749)	37,944
Assets	556,877	197,009	92,453	11,457	317,818	1,175,614

	For the Three Months Ended October 31, 2005

	NASA	EAME	APAC	VHR	Corporate	Total

	(In thousands)
Revenue	$102,842	$34,769	$26,783	$4,284	$—	$168,678
Depreciation and amortization, net (other than multi-client)	4,839	1,208	1,819	961	218	9,045
Amortization of multi-client library	36,745	16,095	—	—	—	52,840
Operating income (loss)	19,035	3,528	5,804	(662)	(9,450)	18,255
Assets	491,099	140,136	54,077	14,637	254,517	954,466
      Corporate operating income (loss) includes overhead and certain non-recurring adjustments. The assets within the Corporate segment consist primarily of cash.

10. Stock based compensation
      As of August 1, 2005, we adopted the Financial Accounting Standard Board Statement No. 123(R) (SFAS 123R) to account for stock based employee compensation. SFAS 123R requires us to record the cost of stock options and other equity-based compensation in our income statement based upon the estimated fair value of those awards. We elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and other equity-based compensation beginning in the first quarter of adoption. Accordingly, prior periods have not been restated to reflect stock based compensation. For all unvested options outstanding as of August 1, 2005, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, will be recognized in the statement of operations over the remaining vesting period. For equity-based compensation granted subsequent to August 1, 2005, compensation expense, based on the fair value on the date of grant, will be recognized in the statement of operations over the vesting period. For deferred share units, it is our policy to determine the fair value of the units based on our common stock price at the date of grant which is then expensed over the applicable service period.
      Prior to December 11, 2002, we had two employee nonqualified stock option plans under which options were granted to officers and select employees. Options generally vested over three years and were exercisable over a five to ten-year period from the date of grant. The exercise price for each option was the fair market value of the common stock on the grant date. Our Board of Directors authorized 5,954,550 shares of common stock to be issued under these option plans.
      Prior to December 11, 2002, we also maintained a stock option plan for non-employee directors (the “Director Plan”) under which options were granted to our non-employee directors. The Director Plan provided that every year each eligible director was granted options to purchase 5,000 shares of our common stock which vest over a period of three years from the date of grant and are exercisable over five to ten years from the date of grant. The exercise price for each option granted was the fair market value at the date of grant. The Board of Directors authorized 600,000 shares of common stock to be issued under the Director Plan.
      On December 11, 2002, we adopted our current Share Incentive Plan that provides for the issuance to directors, officers and select employees of: (1) nonqualified options to purchase our common stock, (2) incentive options to purchase our common stock, (3) share appreciation rights, (4) deferred share units, (5) restricted shares and (6) performance shares. Options issued to employees under the Share Incentive Plan have exercise prices equal to the fair market value at the date of grant; have five-year lives and vest over three years. Options issued to continuing non-employee directors under the Share Incentive Plan have exercise prices equal to the fair market value at the date of grant, have five-year lives and vest immediately. As of October 31, 2006, 1.3 million shares were reserved for issuance under this plan, with no more than 0.3 million of those shares issuable in any form other than stock options.
      Information related to stock based compensation follows:

	Three Months Ended	Three Months Ended
	October 31, 2006	October 31, 2005

	(In millions of dollars)
Compensation costs recorded for all plans	$1.3	$1.5
Tax benefit recognized in income statement for share-based compensation arrangements	0.4	0.4
      Our policy of meeting the requirements upon exercise of stock options is to issue new shares.
      As of October 31, 2006, there was $6.2 million, of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized on a straight line basis over the remaining vesting period, generally 2 years.

     Stock options
      The fair value of each option award granted after August 1, 2005 is estimated on the date of grant using a lattice-based option valuation model that uses the assumptions noted in the following table. No assumptions are listed for the three months ended October 31, 2006 as no options were granted during this period. Expected volatilities are based on implied volatilities from traded options on our stock and historical volatility of our stock. We use historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees were reviewed and shown to have similar historical exercise behavior and are considered together for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2006	2005

Expected volatility	Not applicable	50.8%
Expected dividends	Not applicable	0%
Expected term (in years)	Not applicable	4.0
Risk free rate	Not applicable	4.0%
      The following tables provides additional information related to this stock option plan:

	For the Three Months Ended October 31, 2006

				Weighted
		Weighted	Weighted	Average	Aggregate
		Average	Average	Contractual	Intrinsic
	Number of	Exercise	Grant Date	Life	Value
	Shares	Price	Fair Value	In Years	(000’s)

Beginning balance	1,178,473	$19.70
Options granted	—
Options exercised	106,956	17.82
Options forfeited	—

Total outstanding	1,071,517	19.77		2.6	$55,977

Options exercisable and vested	818,384	19.35		2.4	$43,100

      The total intrinsic value of options exercised during the three months ended October 31, 2006 and 2005 was $4.9 million and $7.6 million, respectively. Cash received from option exercises under all share-based payment arrangements for the three months ended October 31, 2006 was $2.7 million. The tax benefit realized for the tax deductions resulting from option exercises of share-based payment arrangements was $5.3 million for the three months ended October 31, 2006.
     Performance shares
      During October 2005, certain participants were awarded rights to receive restricted shares of the company in October 2006. Restricted shares were earned and granted in October 2006. The number of shares was based upon established performance targets that were assessed at the end of fiscal year 2006. The vesting of the issued restricted shares will be two years after the performance targets were assessed and therefore the service period is from the date of grant through July 31, 2008. These shares were valued initially at $31.94 per share for a total value of $2.5 million based upon the market price of the shares at the award date and the expected outcome of the performance targets. Based on the results for the year ended July 31, 2006 and that the fiscal 2006 performance targets were exceeded, we accrued additional share based compensation related to the performance shares. During the first fiscal quarter of 2007, 70,113 shares of restricted stock were issued related to the performance shares valued at $4.6 million. We recorded $1.3 million and $0.4 million of compensation expense related to this plan in the fiscal year ended July 31, 2006 and in the first fiscal quarter of 2007, respectively. We expect to record an additional $2.6 million over the remaining service period. As a fixed amount of restricted shares have now been issued, this compensation plan is no longer recorded as a liability, but is now included as additional paid in capital.

     Restricted Stock
      For the restricted shares, the shares generally vest ratably over 3 years, except for those related to the performance shares discussed above. The status of the restricted stock as of July 31, 2006 and the changes during the three months ended October 31, 2006 is presented below:

Number of
Shares

Nonvested at July 31, 2006	124,969
Granted	70,113
Less: Vested	34,782
Less: Forfeited	1,250

Nonvested at October 31, 2006	159,050

      The weighted average grant date fair value for the granted restricted stock was $65.00 and $31.94 per share for the three months ended October 31, 2006 and 2005, respectively. All of the restricted stock granted in the first quarter of fiscal 2007 related to the performance shares discussed above. The total fair value of shares vested during the three months ended October 31, 2006 and 2005 was $2.3 million and $0.2 million, respectively.
     Employee Stock Purchase Plan
      We also have an employee stock purchase plan. The Board of Directors originally authorized 1,000,000 shares available for issuance under this plan. Participation is voluntary and substantially all full-time employees meeting limited eligibility requirements may participate. Contributions are made through payroll deductions and may not be less than 1% or more than 15% of the participant’s base pay as defined. The participant’s option to purchase common stock is deemed to be granted on the first day and exercised on the last day of the fiscal quarter at a price that is the lower of 85% of the market price on the first or last day of the fiscal quarter. In connection with the pending merger with CGG, we agreed to limit the number of shares to be issued after the merger agreement signing on September 4, 2006. In order to comply with the merger agreement, Veritas discontinued the ESPP on October 31, 2006. During the quarter ended October 31, 2006, 17,807 shares of common stock with a weighted fair value at grant of $12.07 per share were issued related to the preceding quarter’s grant. During the quarter ended October 31, 2006, there were 18,026 shares granted and all of these will be issued in the second quarter of fiscal 2007. The grant date fair value for these shares was $13.15 per share. During the quarter ended October 31, 2005, 24,317 shares of common stock with a weighted fair value at grant of $22.42 per share were issued related to the preceding fiscal quarter’s grant. During the quarter ended October 31, 2005, there were 23,144 shares granted and all of these were issued in the second quarter of fiscal 2006 with a grant date fair value of $7.52 per share. The fair value for the shares granted was determined using the Black-Scholes option valuation method with the following assumptions:

	Assumptions used in valuation model

	Risk free		Expected	Expected
For the quarter ended	rate	Volatility	life	dividends

October 31, 2005	3.5%	47%	90 days	—
October 31, 2006	4.9%	44%	90 days	—
11. Guarantor financial information
      In connection with the merger with CGG, as described above in Note 2, certain of Veritas subsidiaries will guarantee obligations on a joint and several, full and unconditional basis related to debt securities offered by CGG. Each subsidiary guarantor is owned 100% by the Company. The following tables present parent guarantor, subsidiary guarantors and combined non-guarantors condensed consolidating balance sheets of the Company and its subsidiaries at October 31, 2006 and July 31, 2006 and the condensed consolidating results of operations and cash flows for the three months ended October 31, 2006 and October 31, 2005. The information classifies the Company’s subsidiaries into Veritas DGC Inc. (parent company guarantor), the subsidiary guarantors, and the combined non-guarantors based upon the classification of those subsidiaries under the terms of the debt securities offered by CGG.
Condensed Consolidating Statement of Operations
Three months ended October 31, 2006

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Revenue	$—	$112,516	$119,926	$(1,611)	$230,831
Cost of services	—	76,881	95,736	(1,421)	171,196
General and administrative	894	20,455	342	—	21,691

Operating income	(894)	15,180	23,848	(190)	37,944
Interest (income) expense	(6,808)	5,213	(1,200)	—	(2,795)
Gain on involuntary conversion of assets	—	—	—	—	—
Equity in (earnings) losses of subsidiaries	(23,529)	(13,752)	—	37,281	—
Other (income) expense, net	—	142	(166)	53	29

Income before provision (benefit) for income taxes	29,443	23,577	25,214	(37,524)	40,710
Provision (benefit) for income taxes	1,915	3,181	8,086	—	13,182

Net income	$27,528	$20,396	$17,128	$(37,524)	$27,528

Condensed Consolidating Statement of Operations
Three months ended October 31, 2005

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Revenue	$—	$82,918	$86,931	$(1,171)	$168,678
Cost of services	—	68,336	74,403	(1,171)	141,568
General and administrative	493	7,876	486	—	8,855

Operating income	(493)	6,706	12,042	—	18,255
Interest (income) expense	1,474	(1,533)	(366)	—	(425)
Gain on involuntary conversion of assets	—	(2,000)	—	—	(2,000)
Equity in (earnings) losses of subsidiaries	(12,901)	(4,699)	—	17,600	—
Other (income) expense, net	—	(558)	315	117	(126)

Income before provision (benefit) for income taxes	10,934	15,496	12,093	(17,717)	20,806
Provision (benefit) for income taxes	(853)	4,680	5,192	—	9,019

Net income	$11,787	$10,816	$6,901	$(17,717)	$11,787

Condensed Consolidating Balance Sheet
October 31, 2006

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$2,981	$228,931	$121,907	$—	$353,819
Restricted cash investments	—	—	303	—	303
Accounts receivable	16,581	126,265	95,584	—	238,430
Materials and supplies inventory	—	6,313	1,138	—	7,451
Prepayments and other	1,228	21,550	14,608	—	37,386
Deferred tax asset	6,802	82	1,341	—	8,225

Total current assets	27,592	383,141	234,881	—	645,614
Property and equipment	—	358,829	187,396	—	546,225
Less accumulated depreciation	—	(255,863)	(148,479)	—	404,342

Property and equipment, net	—	102,966	38,917	—	141,883
Multi-client data library	—	129,883	194,186	—	324,069
Intercompany receivable	617,935	—	—	(617,935)	—
Investment in subsidiaries	227,385	149,394	76,962	(453,741)	—
Other assets	35,552	15,939	12,557	—	64,048

Total	$908,464	$781,323	$557,503	$(1,071,676)	$1,175,614

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$155,000	$—	$—	$—	$155,000
Accounts payable, trade	—	40,909	54,636	—	95,545
Accrued and deferred income taxes	(2,200)	4,488	32,843	—	35,131
Deferred revenue	—	26,773	20,808	—	47,581
Other accrued liabilities	1,825	31,834	24,597	—	58,256

Total current liabilities	154,625	104,004	132,884	—	391,513
Non-current liabilities:
Intercompany payable	—	470,483	147,452	(617,935)	—
Other non-current liabilities	4,006	8,100	22,162	—	34,268

Total non-current liabilities	4,006	478,583	169,614	(617,935)	34,268

Stockholders’ equity:
Common stock	374	3,132	26,937	(30,069)	374
Other stockholders’ equity	749,459	195,604	228,068	(423,672)	749,459

Total stockholders’ equity	749,833	198,736	255,005	(453,741)	749,833

Total	$908,464	$781,323	$557,503	$(1,071,676)	$1,175,614

Condensed Consolidating Balance Sheet
July 31, 2006

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$5,418	$295,634	$100,903	$—	$401,955
Restricted cash investments	—	—	302	—	302
Accounts receivable	9,873	97,292	108,079	—	215,244
Materials and supplies inventory	—	4,899	1,467	—	6,366
Prepayments and other	1,445	14,342	3,130	—	18,917
Deferred tax asset	14,616	1,819	(8,210)	—	8,225
Current assets held for sale	—	1,791	3,357	—	5,148

Total current assets	31,352	415,777	209,028	—	656,157
Property and equipment	—	290,866	68,817	—	359,683
Less accumulated depreciation	—	(201,357)	(47,722)	—	249,079

Property and equipment, net	—	89,509	21,095	—	110,604
Multi-client library	—	129,876	166,727	—	296,603
Intercompany receivable	616,026	—	—	(616,026)	—
Investment in subsidiaries	190,083	149,394	76,443	(415,920)	—
Other assets	34,433	14,762	15,015	—	64,210
Noncurrent assets held for sale	—	8,598	21,858	—	30,456

Total	$871,894	$807,916	$510,166	$(1,031,946)	$1,158,030

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$155,000	$—	$—	$—	$155,000
Accounts payable, trade	—	54,508	53,355	—	107,863
Accrued and deferred income taxes	1,245	3,177	24,802	—	29,224
Deferred revenue	—	4,616	24,664	—	29,280
Other accrued liabilities	1,554	41,711	27,048	—	70,313
Current liabilities held for sale	—	20,124	1,121	—	21,245

Total current liabilities	157,799	124,136	130,990	—	412,925
Non-current liabilities:
Intercompany payable	—	497,913	118,113	(616,026)	—
Other non-current liabilities	3,551	9,386	21,624	—	34,561

Total non-current liabilities	3,551	507,299	139,737	(616,026)	34,561

Stockholders’ equity:
Common stock	372	3,132	26,936	(30,068)	372
Other stockholders’ equity	710,172	173,349	212,503	(385,852)	710,172

Total stockholders’ equity	710,544	176,481	239,439	(415,920)	710,544

Total	$871,894	$807,916	$510,166	$(1,031,946)	$1,158,030

Condensed Consolidating Statement of Cash Flows
Three months ended October 31, 2006

	Parent Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Cash flows from (used in):
Operating activities	$(10,759)	$(46,059)	$99,494	$—	$42,676
Investing activities	—	(20,644)	(78,400)	—	(99,044)
Financing activities	8,322	—	(444)	—	7,878

Subtotal	(2,437)	(66,703)	20,650	—	(48,490)
Currency gain on foreign cash	—	—	354	—	354

Increase (decrease) in cash	(2,437)	(66,703)	21,004	—	(48,136)
Beginning cash balance	5,418	295,634	100,903	—	401,955

Ending cash balance	$2,981	$228,931	$121,907	$—	$353,819

Condensed Consolidating Statement of Cash Flows
Three months ended October 31, 2005

	Parent Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Cash flows from (used in):
Operating activities	$48,168	$(54,999)	$36,228	$—	$29,397
Investing activities	—	(5,479)	(53,956)	—	(59,435)
Financing activities	7,293	—	(371)	—	6,922

Subtotal	55,461	(60,478)	(18,099)	—	(23,116)
Currency gain on foreign cash	—	—	1,694	—	1,694

Increase (decrease) in cash	55,461	(60,478)	(16,405)	—	(21,422)
Beginning cash balance	2,977	177,824	68,592	—	249,393

Ending cash balance	$58,438	$117,346	$52,187	$—	$227,971

VERITAS DGC INC.
FINANCIAL STATEMENTS
JULY 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Veritas DGC Inc.:
      In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Veritas DGC Inc. and its subsidiaries at July 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Houston, Texas
October 4, 2006, except as to Note 16, which is as of January 26, 2007

VERITAS DGC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended July 31,

	2006	2005	2004

	(In thousands, except per share
	amounts)
Revenue	$822,188	$634,026	$564,469
Cost of services	623,159	519,008	495,709
Research and development	22,910	18,882	15,536
General and administrative	43,240	31,895	25,454

Operating income	132,879	64,241	27,770
Interest expense	7,319	3,996	18,851
Interest income	(11,989)	(5,262)	(1,602)
Gain on involuntary conversion of assets	(2,000)	(9,861)	—
Other (income) expense, net	123	(875)	1,585

Income before provision (benefit) for income taxes	139,426	76,243	8,936
Provision (benefit) for income taxes	57,195	(6,758)	3,715

Net income	$82,231	$83,001	$5,221

Net income per share:
Basic:
Weighted average common shares	35,260	33,843	33,572
Income per common share	$2.33	$2.45	$.16
Diluted:
Weighted average common shares	39,623	35,054	34,260
Income per common share	$2.08	$2.37	$.15
Comprehensive income
Net income	$82,231	$83,001	$5,221
Other comprehensive income (loss) (net of tax, $0 in all periods except as specified):
Foreign currency translation adjustments	7,538	6,914	3,835
Unrealized gain (loss) on investments-available for sale	—	(159)	(588)
Reclassification of unrealized gain on investments recognized in income	(197)	—	—
Unrealized gain on hedge transactions	—	—	145
Minimum pension liability adjustment (net of tax benefit of $409, $3,074 and $0 in 2006, 2005 and 2004, respectively)	(956)	(7,171)	338

Total other comprehensive income (loss)	6,385	(416)	3,730

Comprehensive income	$88,616	$82,585	$8,951

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	July 31,

	2006	2005

	(Dollars in thousands,
	except par value)
ASSETS
Current assets:
Cash and cash equivalents	$401,955	$249,393
Restricted cash investments	302	237
Accounts receivable (net of allowance for doubtful accounts: $1,895 in 2006 and $1,322 in 2005)	215,244	165,989
Materials and supplies inventory	6,366	5,381
Prepayments and other	18,917	18,900
Deferred tax asset	8,225	12,486
Current assets held for sale	5,148	—

Total current assets	656,157	452,386
Property and equipment:
Land	2,855	7,005
Geophysical equipment	200,297	329,436
Data processing equipment	79,590	75,337
Geophysical vessel	—	8,331
Leasehold improvements and other	76,941	74,981

Total	359,683	495,090
Less accumulated depreciation	249,079	367,173

Property and equipment, net	110,604	127,917
Multi-client data library	296,603	316,793
Deferred tax asset, net	41,511	45,963
Other assets	22,699	23,539
Noncurrent assets held for sale	30,456	—

Total	$1,158,030	$966,598

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$155,000	$—
Accounts payable, trade	107,863	75,810
Accrued and deferred income taxes	29,224	9,402
Deferred revenue	29,280	42,043
Other accrued liabilities	70,313	65,193
Current liabilities held for sale	21,245	—

Total current liabilities	412,925	192,448
Non-current liabilities:
Long-term debt	—	155,000
Other non-current liabilities	34,561	36,602

Total non-current liabilities	34,561	191,602

Commitments and Contingent Liabilities (Note 6)
Stockholders’ equity:
Common stock, $.01 par value; authorized: 78,500,000 shares; issued: 37,220,959 shares in 2006 and 35,580,032 shares in 2005 (excluding Exchangeable Shares of 156,428 in 2005)	372	355
Additional paid-in capital	492,387	452,299
Accumulated earnings	228,376	146,145
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustment	21,783	14,245
Unrealized gain on investments-available for sale	—	197
Minimum pension liability	(9,367)	(8,410)
Unearned compensation	—	(595)
Treasury stock, at cost; 1,349,592 shares in 2006 and 1,320,106 shares in 2005	(23,007)	(21,688)

Total stockholders’ equity	710,544	582,548

Total	$1,158,030	$966,598

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended July 31,

	2006	2005	2004

	(Dollars in thousands)
Cash flows from operating activities:
Net income	$82,231	$83,001	$5,221
Non-cash items included in net income:
Depreciation and amortization, net (other than multi-client)	43,920	41,583	40,300
Amortization of multi-client library	200,975	159,725	209,840
Share based compensation	5,957	350	385
Loss (gain) on disposition of property and equipment	302	(445)	(310)
Equity in loss of joint venture	—	—	958
Deferred income taxes	3,545	(39,280)	(9,678)
Changes in operating assets and liabilities:
Accounts receivable	(62,288)	3,128	(34,452)
Materials and supplies inventory	(1,422)	(1,177)	819
Prepayments and other	(4,884)	(3,270)	(1,836)
Accrued income taxes	23,037	12,136	2,649
Accounts payable, deferred revenue and other accrued liabilities	40,602	69,003	32,951
Other non-current liabilities	4,010	5,098	(1,844)
Other	630	1,443	(1,969)

Net cash provided by operating activities	336,615	331,295	243,034
Cash flows used by investing activities:
Investment in multi-client library, net cash	(165,634)	(148,373)	(126,250)
Purchase of property and equipment	(67,903)	(62,375)	(30,543)
Sale of (RC)[2]	—	—	2,000
Proceeds from involuntary conversion of assets	15,600	2,817	—
Proceeds from sales of property and equipment	1,158	1,342	2,307
Decrease (increase) in restricted cash investments	(63)	(126)	94
Net cash used by investing activities	(216,842)	(206,715)	(152,392)
Cash flows from financing activities:
Borrowings of long-term debt	—	—	155,000
Payments of long-term debt	—	—	(194,225)
Proceeds from the sale of common stock	27,744	7,652	12,543
Purchase of treasury stock	—	—	(20,000)
Excess tax benefit from share based compensation	4,277	—	—
Principal payments on capital lease obligations	(2,023)	—	—
Net cash provided by (used by) financing activities	29,998	7,652	(46,682)
Currency gain on foreign cash	2,791	862	242

Increase in cash and cash equivalents	152,562	133,094	44,202
Beginning cash and cash equivalents balance	249,393	116,299	72,097

Ending cash and cash equivalents balance	$401,955	$249,393	$116,299

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES
SUPPLEMENTARY SCHEDULES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended July 31,

	2006	2005	2004

	(Dollars in thousands)
Schedule of significant non-cash transactions:
Capitalization of depreciation and amortization resulting in an increase in multi-client data library	13,275	11,365	18,648
Capital lease obligations incurred for the purchase of equipment	3,742	—	—
Common stock issued for purchase of Fairweather Geophysical LLC	—	—	500
Supplemental disclosures of cash flow information:
Cash paid for:
Interest:
Convertible notes	$5,301	$2,286	$160
Term notes	—	—	11,830
Other	276	163	114
Income taxes, net	34,840	21,809	3,216
See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended July 31, 2006, 2005 and 2004

	Common Stock					Accumulated
			Treasury Stock			Earnings from
			At Cost		Additional	August 1, 1991		Accumulated
		Par			Paid-In-	with respect to	Unearned	Comprehensive
	Shares	Value	Shares	Cost	Capital	Digicon Inc.	Compensation	Income (Loss)

	(In thousands, except share amounts)
Balance, July 31, 2003	32,156,781	$322	(84,143)	$(1,508)	$428,402	$57,923	$(340)	$2,718
Common stock issued for exchangeable stock	1,257,490	12	—	—	(12)	—	—	—
Common stock issued to employees	56,353	—	—	—	468	—	(649)	—
Common stock issued for cash	1,289,098	13	—	—	12,530	—	—	—
Stock returned to treasury	—	—	(10,895)	(120)	—	—	—	—
Treasury stock buy back	—	—	(1,222,494)	(20,000)	—	—	—	—
Tax benefit for share based compensation	—	—	—	—	95	—	—	—
Common stock exchanged for purchase of Fairweather	61,576	1	—	—	499	—	—	—
Cumulative foreign currency translation adjustment	—	—	—	—	—	—	—	3,835
Amortization of unearned compensation	—	—	—	—	—	—	385	—
Unrealized gain on investments — available for sale	—	—	—	—	—	—	—	(588)
Unrealized loss on foreign currency hedge	—	—	—	—	—	—	—	(632)
Unrealized gain on interest rate swap	—	—	—	—	—	—	—	777
Unrealized minimum pension liability	—	—	—	—	—	—	—	338
Net income	—	—	—	—	—	5,221	—	—

Balance, July 31, 2004	34,821,298	$348	(1,317,532)	$(21,628)	$441,982	$63,144	$(604)	$6,448
Common stock issued for exchangeable stock	25,484	—	—	—	(280)	—	—	—
Common stock issued to employees	733,250	7	—	—	8,326	—	(341)	—
Stock returned to treasury	—	—	(2,574)	(60)	—	—	—	—
Tax benefit for share based compensation	—	—	—	—	2,271	—	—	—
Cumulative foreign currency translation adjustment	—	—	—	—	—	—	—	6,914
Amortization of unearned compensation	—	—	—	—	—	—	350	—
Unrealized gain on investments — available for sale	—	—	—	—	—	—	—	(159)
Unrealized minimum pension liability	—	—	—	—	—	—	—	(7,171)
Net income	—	—	—	—	—	83,001	—	—

Balance, July 31, 2005	35,580,032	$355	(1,320,106)	$(21,688)	$452,299	$146,145	$(595)	$6,032
Common stock issued for exchangeable stock	156,428	2	—	—	1,048	—	—	—
Common stock issued to employees	1,484,499	15	—	—	28,072	—	—	—
Reclassification of unearned compensation	—	—	—	—	(595)	—	595	—
Stock returned to treasury	—	—	(29,486)	(1,319)	—	—	—	—
Tax benefit for share based compensation	—	—	—	—	6,870	—	—	—
Cumulative foreign currency translation adjustment	—	—	—	—	—	—	—	7,538
Share based compensation expense	—	—	—	—	4,693	—	—	—
Reclassification of unrealized gain on investments	—	—	—	—	—	—	—	(197)
Unrealized minimum pension liability	—	—	—	—	—	—	—	(956)
Net income	—	—	—	—	—	82,231	—	—

Balance, July 31, 2006	37,220,959	$372	(1,349,592)	$(23,007)	$492,387	$228,376	$—	$12,417

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended July 31, 2006, 2005 and 2004
1. Summary of Significant Accounting Policies
     Consolidation
      The accompanying consolidated financial statements include our accounts and the accounts of majority-owned domestic and foreign subsidiaries as well as those variable interest entities for which we are the primary beneficiary. All material intercompany balances and transactions have been eliminated.
     Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
     Fair Value of Financial Instruments
      Our financial instruments include cash and short-term investments, restricted cash investments, accounts receivable, accounts payable and debt. The approximate fair market value of our variable rate debt at July 31, 2006 is $383 million. The carrying value is a reasonable estimate of fair value for all other financial instruments.
     Translation of Foreign Currencies
      The U.S. dollar is the functional currency of all of our operations except in Canada, which uses the Canadian dollar as its functional currency. Currency gains and losses result from the re-measurement of assets and liabilities denominated in currencies other than their functional currency and are included in “Other (Income) Expense, Net.”
     Cash Equivalents
      For purposes of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, we define cash equivalents as items readily convertible into known amounts of cash with original maturities of three months or less.
     Restricted Cash Investments
      Restricted cash investments in the amounts of $302,000 at July 31, 2006 and $237,000 at July 31, 2005 were pledged as collateral on certain bank guarantees related to contracts entered into in the normal course of business and are classified as restricted cash investments on the Consolidated Balance Sheets.
     Accounts Receivable
      Unbilled amounts of $62.0 million at July 31, 2006 and $57.4 million at July 31, 2005 were included in accounts receivable. These amounts represent work performed or services or products delivered to customers but not billable at the fiscal year ends in accordance with contract provisions and generally are expected to be billed in one to four months. Our allowance for doubtful accounts is established based upon past due customer accounts specifically identified during our periodic account analyses.

     Inventories
      Inventories of materials and supplies are stated at the lower of average cost or market.
     Property and Equipment
      Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives as follows:

Estimated
Useful Life
In Years

Geophysical equipment	3-5
Data processing equipment	3
Leasehold improvements and other	3-15
      Depreciation related to assets used in the production of the multi-client library and development of certain software is capitalized. Amounts capitalized were $13.3 million, $11.4 million and $18.6 million in fiscal years 2006, 2005 and 2004, respectively.
      Expenditures for routine repairs and maintenance are charged to expense as incurred. We are contractually obligated to periodically put our chartered vessels into port so that the vessel owner can perform legally required maintenance and inspections. The ship owner is responsible for all costs of performing the maintenance and inspections, while we continue to incur all of the fixed charges associated with operation of the vessel including charter fees, depreciation and personnel costs. We accrue for these continuing costs in advance of port calls, as these unavoidable costs are not directly associated with revenue generation. The balances of such accruals were $6.0 million and $3.2 million at July 31, 2006 and 2005, respectively. Expenditures for additions and improvements, including capitalized interest, are capitalized and depreciated over the estimated useful life of the related assets.
     Multi-Client Data Library
      We collect and process geophysical data for our own account and retain ownership rights. We license the data to customers on a non-transferable basis. In some circumstances, we have sold, on a non-exclusive basis, rights to data prior to our collecting and processing such data, i.e., we have made the first of what we anticipate will be multiple discrete sales of licenses to the same data. We capitalize all costs directly associated with acquiring and processing the data, including the depreciation of the assets used in production of the surveys. We refer to these costs as our gross multi-client investment. All costs, excluding the capitalized depreciation, are our net multi-client investment, or as used in this document “investment in multi-client library, net cash,” and represent cash investment in the library.
      The capitalized cost of multi-client data is charged to cost of services in the period sales occur based on the greater of the percentage of total estimated costs to total estimated sales in the first five years multiplied by actual sales, known as the sales forecast method, or the straight-line amortization method over five years. The sales forecast method is our primary method of calculating cost of services. In addition to the sales forecast method, through July 31, 2003, any costs that remained 36 months after completion of a multi-client survey were charged on a straight-line basis to cost of services over a period not to exceed the next 24 months. This minimum straight-line amortization was recorded only if minimum amortization exceeded the cost of services calculated using the sales forecast method. Effective August 1, 2003, we changed our multi-client policy to commence the minimum amortization from the date of survey completion, instead of only during the last 24 months of survey book life.
      We periodically review the carrying value of the multi-client data library to assess whether there has been a permanent impairment of value and record losses when it is determined that estimated future sales would not be sufficient to cover the carrying value of the asset. In fiscal 2003, we recognized a $4.9 million pretax impairment charge related to a survey in the Gulf of Mexico that we have been unable to license. This survey was acquired at right angles to an existing survey and, while a technical success, customers have not been willing to pay for the increased resolution.
     Multi-Client Data Library — Change in Estimate Effected by a Change in Accounting Principle
      Effective August 1, 2003, we changed our minimum amortization policy with regard to multi-client data and recorded a charge of $22.1 million, included in cost of services in our Consolidated Statement of Operations. Under the prior method, capitalized costs of multi-client surveys were charged to cost of services in the period sales occurred, using the sales forecast method, over an estimated five-year useful life. However, during the last 24 months of a survey’s useful life, amortization was the greater of the amount resulting from the sales forecast method or straight-line amortization of the remaining book value over the remaining portion of the original five-year estimated useful life. Under the new method, capitalized costs of multi-client surveys are charged to cost of services over an estimated five-year useful life based upon the greater (higher expense) of the result under the sales forecast method or cumulative straight-line amortization from survey completion over an estimated five-year useful life. Notwithstanding this change, the sales forecast method remains our primary method of calculating cost of services. The total amortization period that concludes sixty months after survey completion represents the minimum period over which the surveys are expected to provide economic benefits. We believe that commencing the minimum amortization upon survey completion, as opposed to our prior method of doing so only during the last twenty-four months of the survey’s life, better reflects the potential decrease of survey value with the passage of time.
     Revenue
      Customer contracts for our services vary in terms and conditions. We review the deliverables in each contract and, where applicable, apply the accounting guidance contained in EITF 00-21.
      Revenue from contract services is recognized in accordance with the terms of the contract. For fixed price contracts, the proportional performance method is used based upon output measures. Revenue is measured by the amount of data collected or processed compared to the total amount of data to be collected or processed. For day rate contracts, revenue is recognized based on time incurred. In contracts where our customer pays separately for the mobilization of equipment, we recognize such mobilization fees as revenue during the performance of the seismic acquisition, using the same proportional performance method as for the acquisition work.
      Revenue from the licensing of multi-client surveys is based upon agreed rates set forth in the contract and are recognized upon delivery of such data. We have no additional obligations to the customer subsequent to delivery. Revenue generated from licensing of in-process multi-client surveys is recognized after obtaining a signed license agreement that gives the customers access to survey results as they occur based upon a proportional performance method, using quantifiable measures of progress, such as kilometers shot or processed, similar to the method for contract services. For partially completed projects, contract customers and customers who enter license agreements on multi-client surveys generally have access to the data as it is being collected. There are no provisions for updates or enhancements in any of our survey licenses. In accordance with our license terms, the customer generally does not have the right to return the data for refund. Infrequently we enter into contracts where revenue recognition is affected by certain contingencies. In some contracts, the ultimate price paid by the customer may not be fixed or determinable due to revenue sharing clauses. In these projects, we recognize revenue from those customers only to the extent that the net price of the data to them is, or has become, fixed. We also enter into contracts where the customer has a right of return based upon date contingencies. In these projects, we do not apply the proportional performance method and, instead, we recognize revenue only after the date contingency is resolved.
     Leases
      Our operating leases include those for office space, specialized geophysical equipment, computer equipment and our geophysical vessels, which are chartered on a short-term basis, of up to 8 years, relative to their useful economic lives of 30 years.

     Mobilization Costs
      Transportation and other expenses incurred prior to commencement of geophysical operations in an area are deferred and amortized over the term of the related contract. Unamortized mobilization costs of $5.2 million and $4.2 million were included in other current assets at July 31, 2006 and 2005, respectively. Amounts applicable to surveys performed for our own account are included in the cost of the multi-client data library.
     Research and Development
      Costs related to the research and development, primarily salaries and benefits of employees, are charged to research and development expenses as incurred.
     Share Based Compensation
      As of August 1, 2005, we adopted the Financial Accounting Standard Board Statement No. 123(R) (SFAS 123R) to account for share based compensation. SFAS 123R requires us to record the cost of stock options and other equity-based compensation in our income statement based upon the estimated fair value of those awards. We elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and other equity-based compensation beginning in the first quarter of adoption. Accordingly, prior periods have not been restated to reflect share based compensation. For all unvested options outstanding as of August 1, 2005, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, we began recognizing in the statement of operations over the remaining vesting period. For equity-based compensation granted subsequent to August 1, 2005, compensation expense, based on the fair value on the date of grant, we began recognizing in the statement of operations over the vesting period. For deferred share units, it is our policy to determine the fair value of the units based on our common stock price at the date of grant which is then expensed over the applicable service period.
      Prior to August 1, 2005, we accounted for equity-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Under that method, compensation expense is recorded in the accompanying consolidated financial statements when the quoted market price of the underlying stock at the grant date or other measurement date exceeds the amount an employee must pay to acquire the stock. Our plans do not permit us to grant stock options at a price lower than market, therefore, we did not record any compensation expense related to stock options. As required by SFAS No. 148, “Accounting for Stock-Based Compensation,” we disclose the pro forma effect of stock-based compensation expense on net income and earnings per share that would have been recorded had we used the fair value based method.
      We have disclosed below the effect on net income and earnings per share of equity-based compensation, including stock options, that would have been recorded using the fair value based method for years ended July 31, 2005 and July 31, 2004.

	Year Ended
	July 31,

	2005	2004

Net income as reported	$83,001	$5,221
Add: Compensation expense, net of related tax effects	228	250
Less: Total share based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,541)	(4,859)

Pro forma net income	$80,688	$612

Earnings per share:
Basic:
As reported	$2.45	$.16
Pro-forma	2.38	.02
Diluted:
As reported	$2.37	$.15
Pro-forma	2.30	.02
      The weighted average grant date fair values of options granted during fiscal 2005 and 2004 were $10.81 and $6.32, respectively. These values were determined using the Black-Scholes option valuation method assuming no expected dividends. Other assumptions used are as follows:

	Year Ended
	July 31,

	2005	2004

Risk-free interest rate	3.7%	3.7%
Expected volatility	46.8%	64.9%
Expected life in years	4.0	4.0
     Earnings Per Share
      The computation of basic earnings per share is based on the weighted average common shares outstanding, including exchangeable shares. The computation of diluted earnings per share is based upon the weighted average common shares outstanding and additional common shares, utilizing the treasury stock method and average market prices, which would have been outstanding if dilutive potential common shares had been issued. Potentially dilutive securities include stock options and restricted stock issued to our employees and directors and our Convertible Senior Notes.
     Recent Accounting Pronouncements
      In December 2004, the FASB issued FASB Staff Position No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” which provides guidance on the recently enacted American Jobs Creation Act of 2004 (the “Act”). The Act provides a U.S. tax deduction for income from qualified domestic production activities beginning in our fiscal year ended July 31, 2006. FSP 109-1 provides for the treatment of the deduction as a special deduction as described in SFAS No. 109. Accordingly, we will record the amount of any special deductions in the years they are taken. The impact of this deduction did not have a material impact on our fiscal year 2006 financial statements.
      In December 2004, the FASB issued FASB Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Repatriation Provision within the American Jobs Creation Act of 2004,” which provides guidance under SFAS No. 109 with respect to recording the potential impact of the repatriation provisions of the Act on a company’s income tax expense and deferred tax liability. FSP 109-2 states that a company is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. During July 2006, the Company elected to repatriate $55 million from one of its foreign subsidiaries to realize the benefits of this provision of the Act. We plan to use the net proceeds for qualifying U.S. expenditures. The impact of the repatriation was $2.5 million increase to the fiscal 2006 tax provision.

      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,” to address the measurement of exchanges of nonmonetary assets. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement was adopted by the company beginning August 1, 2005. The adoption of this statement had no impact on the company’s financial statements.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 is not expected to have a material impact on the company’s financial statements.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 150.” SFAS No. 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies that certain instruments are not subject to the requirements of SFAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that may contain an embedded derivative requiring bifurcation, (d) clarifies what may be an embedded derivative for certain concentrations of credit risk and (e) amends SFAS 140 to eliminate certain prohibitions related to derivatives on a qualifying special-purpose entity. SFAS 155 is effective for us for the fiscal year beginning August 1, 2007. The implementation of SFAS No. 155 is not expected to have a material impact on the company’s financial statements.
      In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. We are currently evaluating the provisions of FIN No. 48 to determine the impact on our consolidated financial statements.
      In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for us for the fiscal year beginning August 1, 2007. We are currently evaluating the provisions of this guidance to determine the impact on our consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires an employer to: (a) Recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) Measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); (c) Recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organization. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for us for the fiscal year ending on July 31, 2007. The requirement to measure plan assets and benefit obligations as of the date of our fiscal year-end balance sheet is effective for us for the fiscal year ending July 31, 2009. We are currently evaluating the provisions of this guidance to determine the impact on our consolidated financial statements.
2. Other assets
     Software
      For internally developed software designed for external licensing, we capitalize costs associated with the development of the product from the time the product reaches technological feasibility until it is ready for commercial release. Software available for sale is included in other assets on our Consolidated Balance Sheet.
      The capitalized cost of the software, whether developed or purchased, is charged to cost of services in the period sales occur based on the percentage of total cost to total estimated sales multiplied by actual sales during the period. The software is also subject to a minimum amortization equal to the unamortized balance at the beginning of the period divided by the remaining book life. Estimated useful lives of our software products range from three to five years. Amortization expense for our software was $3.6 million, $3.3 million and $3.1 million for fiscal 2006, 2005 and 2004, respectively.
     Debt Issuance Costs
      We capitalize costs incurred during the process of obtaining debt financing, including commissions, legal fees, and filing fees. We amortize these costs over the life of the related debt instrument. In the case of our Convertible Senior Notes, which have a life of 20 years, we are amortizing the debt issuance costs over the 5-year period from the Convertible Senior Notes’ issuance to the first date the Convertible Senior Notes are redeemable, absent certain specified conditions. The amortization of debt issuance cost, recorded in interest expense, was $1.3 million, $1.2 million and $7.1 million for fiscal 2006, 2005 and 2004, respectively. The debt issuance cost amortization in fiscal 2004 resulted primarily from the retirement of our Term Debt and the expensing of all related issuance costs.
      The carrying value of our software and debt issuance costs is as follows:

	July 31, 2006			July 31, 2005

	Gross Carrying	Accumulated		Gross Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

	(In thousands)
Software	$16,861	$13,200	$3,661	$16,396	$9,610	$6,786
Debt Issuance Costs	6,759	2,876	3,883	5,821	1,597	4,224
3. Notes payable and debt structure
      As of July 31, 2006, our notes payable consisted of $155.0 million of Convertible Senior Notes due 2024. These notes are classified as a current liability as of July 31, 2006 because the conversion feature discussed below results in the notes being convertible at the option of the holders.
      The Convertible Senior Notes bear interest at a per annum rate which equals the three-month LIBOR rate, adjusted quarterly, minus a spread of 0.75%. The interest rate of the notes, from June 15, 2006 through September 14, 2006, is 4.58%, based on a LIBOR rate of 5.33%. For fiscal 2006, the weighted average interest rate on the notes was 3.66%. The notes will mature on March 15, 2024 and may not be redeemed by us prior to March 20, 2009. Holders of the notes may require us to repurchase some, or all, of the notes on March 15, 2009, 2014 and 2019. They could also require repurchase upon a change of control (as defined in the indenture under which the Convertible Senior Notes were issued).
      Under certain circumstances and at the option of the holder, the Convertible Senior Notes are convertible prior to the maturity date into cash and shares of our common stock. Certain of these circumstances may result in classification of the Convertible Senior Notes as current on our balance sheet. These circumstances include:

1.	the closing sale price of our common stock is over 120% of the conversion price, which is currently $24.03 (with 120% being $28.84) for 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs;

2.	if we called the notes for redemption and the redemption has not occurred;

3.	the occurrence of a five consecutive trading day period in which the trading price of the notes was less than 95% of the closing sale price of our common stock on such day multiplied by the conversion ratio; or

4.	the occurrence of specified corporate transactions.
      Should any of these circumstances occur, the Convertible Senior Notes would be convertible at the then current stock price times the conversion ratio of 41.6146. This amount would be payable in cash equal to the principal amount of the notes, the par value adjusted for dividends or other equity transactions, and the additional amount payable in shares of our common stock. Currently, the maximum amount payable by us on conversion is $155 million in cash plus 6.5 million shares. This settlement method is prescribed in the indenture and is not at the discretion of any party. The shares issuable from such conversion are considered in the calculation of diluted earnings per share.
      As of the beginning of the second fiscal quarter of 2006, the Convertible Senior Notes were convertible as the stock price remained greater than 120% of the Conversion Price for at least 20 trading days in the period of 30 consecutive trading days ending on October 31, 2005. The notes continued to be convertible as of July 31, 2006. Because of the convertibility, the notes have been classified as a current liability on our consolidated balance sheet as of July 31, 2006. The determination of the convertibility of the notes occurs quarterly. Depending upon the common stock price in the future, the notes may not be convertible in future quarters and therefore would not be classified as current on our consolidated balance sheet. Assuming a stock price of $57.27 (which was the closing stock price on July 31, 2006), conversion of all the notes would result in our payment of $155 million in cash and 3.7 million shares of common stock.
      In connection with our issuance of the Convertible Senior Notes, we entered into a registration rights agreement pursuant to which we agreed to register the resale of the notes and underlying common stock by the holders thereof. Under the terms of that registration rights agreement, we were required to file a shelf registration statement for the notes and underlying common stock within an agreed amount of time and thereafter to keep it current or useable for two-year period ending in March 2006. If we failed to file or keep the shelf registration statement related to this debt effective or usable in accordance with the registration rights agreement, then, subject to certain exceptions, we were required to pay liquidated damages to all holders of notes and all holders of our common stock issued upon conversion of the notes. The liquidated damages to be paid were equal to an annual rate of 0.50% of the principal amount. In November 2005, the shelf registration statement became no longer effective and, accordingly, we began accruing and paying liquidated damages at $2,100 per day. For the fiscal year end 2006, we have recorded and paid $310,000 of expense related to these liquidated damages. We are not required to register the resale of the notes and underlying common stock after March 10, 2006 and therefore, our liability for the payment of liquidated damages ended on that date.
      In addition to the notes, we also have a five-year $85 million revolving loan agreement with a syndicate of banks. We entered into this facility in February 2006. The facility provides for revolving loans and the issuance of letters of credit to Veritas DGC Inc. and certain of its subsidiaries of up to $45 million in the United States, $15 million in Canada, $15 million in Singapore and $10 million in the United Kingdom. As of July 31, 2006, there were no borrowings and $3.8 million of outstanding letters of credit, leaving $81.2 million available under the revolving loan facility. This new credit facility replaced our previous credit facility that consisted primarily of a revolving loan facility.

      The facility is secured by pledges of accounts receivable and the U.S. land data library, which, when added together, have a carrying amount of $242 million as of July 31, 2006. The facility is also secured by certain intercompany notes and stock in certain Veritas subsidiaries. Veritas and certain of its subsidiaries have also issued loan guarantees with respect to certain borrowings. Interest rates on borrowings under the facility are selected by the borrower at the time of any advance and the rates so selected may be either at LIBOR plus 1.00% or the Base Rate (defined as the lesser of the applicable prime rate or the federal funds rate). These rates may be adjusted upward depending upon our leverage ratio (calculated as a ratio of funded debt versus EBITDA for the previous four quarters) to a maximum of LIBOR plus 1.50% or the base rate plus 0.50%. The loan agreement and related documents contain customary financial covenants and default provisions, including a limit on the amount of cash dividends. These covenants contain certain financial measurements as of quarter ending dates, and, as of our last fiscal quarter ended July 31, 2006, we were in compliance with these covenants.
      We also have various unsecured lines of credit, with lending institutions that operate in geographic areas not covered by the lending institutions in our credit facility, totaling $8.5 million that may be used exclusively for the issuance of letters of credit and bank guarantees. As of July 31, 2006, $1.0 million in letters of credit were outstanding under these lines.
4. Other Accrued Liabilities
      Other accrued liabilities include the following:

	July 31,

	2006	2005

	(In thousands)
Accrued payroll and benefits	$42,565	$35,679
Accrued taxes other than income taxes	5,071	5,985
Accrued insurance	5,676	9,105
Accrued dry dock	6,043	3,181
Current capital lease obligation	1,455	—
Other	9,503	11,243

Total	$70,313	$65,193

5. Income Taxes
      Income (loss) before provision (benefit) for income taxes was earned in the following jurisdictions:

	For the Years Ended July 31,

	2006	2005	2004

	(In thousands)
U.S.	$55,028	$46,224	$4,192
Non-U.S.	84,398	30,019	4,744

Total	$139,426	$76,243	$8,936

      Certain income classified as non-U.S. is also subject to U.S. income taxes. Provision (benefit) for income taxes consists of the following:

	For the Years Ended July 31,

	2006	2005	2004

	(In thousands)
Current — U.S.	$27,805	$23,444	$(3,293)
Deferred — U.S.	(538)	(38,380)	—
Current — Non-U.S.	25,845	9,078	6,052
Deferred — Non-U.S.	4,083	(900)	956

Total	$57,195	$(6,758)	$3,715

      A reconciliation between the provision (benefit) for income taxes and the amount computed by applying the U.S. statutory income tax rate to income (loss) before provision (benefit) for income taxes is as follows:

	For the Years Ended July 31,

	2006	2005	2004

	(In thousands)
Income tax provision (benefit) computed at the U.S. statutory rate	$48,799	$26,685	$3,128
Increase (decrease) in taxes resulting from:
Non-U.S. activities	7,173	3,029	8,662
Adjustments to tax contingencies and resolution of certain tax matters	1,011	776	(5,173)
Deduction of worthless stock of a subsidiary	—	—	(3,446)
Tax credits	(330)	(3,369)	(1,671)
Valuation allowances on deferred income tax assets	—	(34,417)	1,408
Non-deductibles	372	892	521
Software amortization	—	—	411
Other	170	(354)	(125)

Total	$57,195	$(6,758)	$3,715

      The increase in taxes resulting from non-U.S. activities includes non-U.S. earnings taxed at other than the U.S. statutory rate, non-U.S. withholding taxes, U.S. foreign tax credit or deductions, U.S. tax on non-U.S. branch operations or foreign dividends, foreign tax contingencies and changes in valuation allowances on foreign deferred taxes.
      Subsequent to July 31, 2004, we reached a settlement with the Internal Revenue Service on the audit of certain prior year tax returns. This settlement favorably impacted our 2004 income tax provision.
      Deferred income tax assets (liabilities) result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The primary components of our deferred income tax assets (liabilities) are as follows:

	July 31,

	2006	2005

	(In thousands)
Deferred income tax assets:
Net operating loss carryforwards	$13,423	$24,156
Multi-client data library	22,150	13,801
Property and equipment	7,073	8,711
Tax credit carryforwards	8,175	540
Accrued liabilities	8,012	5,424
Pension liabilities	4,345	3,106
Capitalized costs	2,452	2,703
Equity based compensation	1,696	—
Deferred revenue	2,561	6,255
Other	1,430	2,093
Valuation allowances	(19,255)	(17,772)

Deferred income tax assets — net	52,062	49,017

Deferred income tax liabilities:
Partnerships	(8,936)	(5,157)
Deferred charges	(2,691)	(441)
Deferred mobilization	(1,069)	(1,278)
Other	(360)	—

Deferred income tax liabilities	(13,056)	(6,876)

Net deferred income tax assets (liabilities)	$39,006	$42,141

      A valuation allowance, by tax jurisdiction, is established when it is more likely than not that all or some portion of the deferred income tax assets will not be realized. The valuation allowances are periodically adjusted based upon the available evidence. Adjustments are also made to recognize the expiration of NOL and tax credit carryforwards, with equal and offsetting adjustments to the related deferred income tax asset. During fiscal 2005, we concluded that certain valuation allowances were no longer necessary as available evidence, including recent profits and estimates of projected future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized. As a result, the fiscal 2005 tax benefit included a non-cash benefit of $36.9 million.
      The following schedule sets forth the expiration dates of the non-U.S. NOL carryforwards as of July 31, 2006. We had no U.S. NOL carryforwards.

Non-U.S.
Net
Operating
Fiscal Year	Losses

2007	$853
2008	1,019
2009	2,394
2010	411
2011	989
2012	906
2013	929
2014	378
2015	1,631
2016	1,392
Indefinite	33,995

Total	$44,897

      During fiscal 2004, we utilized $8.1 million of U.S. NOL carryforwards, and during fiscal year 2005, we utilized $3.9 million of U.S. NOL carryforwards.
      Non-U.S. operations had NOL carryforwards of $44.9 million at July 31, 2006, of which $31.2 million are subject to valuation allowances. Of the $44.9 million of non-U.S. NOL carryforwards, $21.8 million relate to Brazilian operations and $6.8 million relate to Australian operations, all of which have an indefinite carryforward period, and are available to offset future income (subject to certain limitations).
      We had foreign tax credit carryforwards of $7.8 million at July 31, 2006, of which $7.7 million are subject to valuation allowances (due principally to certain U.S. limitations). Of the $7.8 million of foreign tax credit carryforwards, $7.2 million relate to U.S. operations and expire periodically through fiscal 2016.
      Upon a change in control of the Company, certain limitations may result in the utilization of NOL and foreign tax credit carryforwards following the change in control.
      We consider the undistributed earnings of our non-U.S. subsidiaries to be permanently reinvested. We have not provided deferred U.S. income tax on those earnings, as it is not practicable to estimate the amount of additional tax that might be payable should these earnings be remitted or deemed remitted as dividends or if we should sell our stock in the subsidiaries. On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In connection with this temporary incentive, we repatriated $55 million from one of our foreign subsidiaries during July 2006. We plan to use the net proceeds for qualifying U.S. expenditures. The impact of the repatriation was $2.5 million increase to the fiscal 2006 tax provision.
      On May 18, 2006, a new tax reform measure was signed into law that substantially revises the Texas state franchise tax beginning with our 2007 fiscal year. This new legislation, which will be accounted for as an income tax in accordance with FASB Statement No. 109, Accounting for Income Taxes, is not expected to have a material impact on our financial statements.
6. Commitments and Contingent Liabilities
      Total rentals of vessels, equipment and office facilities charged to operations amounted to $109.4 million, $106.3 million and $83.2 million for the years ended July 31, 2006, 2005 and 2004, respectively.
      Minimum rentals payable under operating leases, as of July 31, 2006, principally for office space and vessel charters with remaining non-cancelable terms of at least one year are as follows:

Minimum
Fiscal Year	Rentals

(In thousands)
2007	$49,099
2008	34,349
2009	30,595
2010	27,468
2011	22,212
2012 and thereafter	59,032

Total	$222,755

      Data processing equipment at July 31, 2006 included $3.7 million of capitalized leases. Future minimum lease payments under non-cancelable capital leases as of July 31, 2006 are as follows:

Minimum
Rentals

(In thousands)
2007	$1,502
2008	265

Total minimum lease payments	$1,767
Less: imputed interest costs	(48)

Present value of net
minimum lease payments	$1,719

      We carry workers compensation insurance that limits our liability on a per claim and per policy year basis. Management has evaluated the adequacy of the accrual for the liability for incurred but unreported workers compensation claims and has determined that the ultimate resolution of any such claims would not have a material adverse impact on our financial position. It is possible that the actual liability for unreported workers compensation claims could exceed the amounts already accrued. It is not possible to reasonably estimate the range of possible loss.
      We issue purchase orders for the procurement of supplies and certain services. As of July 31, 2006, we had $86.6 million of purchase orders outstanding.
      In March 2006, we entered into an agreement with a third party ship owner to charter a vessel currently known as the Veritas Vision, which is currently being converted for seismic operations. The term of the charter is for a period of eight years fixed, with options of up to 10 more years. When delivered in the first calendar quarter of 2007, the Veritas Vision will be the seventh seismic vessel in our fleet. In addition to the charter, we expect to invest $62 million to equip the vessel for seismic operations. Of this expected total, $5 million was spent during the fiscal year ended July 31, 2006 and the remainder is expected to be spent during the fiscal year ending July 31, 2007.
      In September 2006, we entered into an agreement to charter a seismic vessel, currently known as the Viking Poseidon, which is currently expected to be in service commencing in the second calendar quarter of 2007. This vessel will serve as a replacement for the Seisquest vessel, which is under a charter that expires in May of 2007.

      We have also entered into a commitment to purchase $26 million of recording equipment to upgrade a vessel in our existing fleet. Substantially all of this amount will be spent during the fiscal year ending July 31, 2007.
7. Employee Benefits
     Employee Retirement Plans
      We maintain a 401(k) plan in which employees of our majority-owned domestic subsidiaries and certain foreign subsidiaries are eligible to participate. Employees of foreign subsidiaries who are covered under a foreign deferred compensation plan are not eligible. Employees are permitted to make contributions of up to 50% of their salary up to the statutory maximum dollar amount, which is $15,000 for calendar 2006. We contribute an amount equal to the employee’s contribution up to a maximum of 5% of the employee’s salary or the statutory maximum. Our matching contributions to the 401(k) plan were $2.4 million, $2.1 million and $1.8 million for fiscal 2006, 2005 and 2004, respectively.
      We maintain a plan, the Canadian RRSP plan, in which employees, primarily in our Canadian subsidiaries, are eligible to participate. Employees are permitted to make contributions of up to 10% of their salary and we contribute an amount equal to 50% of the employee’s contribution up to a maximum of 5% of the employees’ salary. An employee may contribute an additional amount so that the total contribution to the employee’s account equals up to 18% of the employee’s salary for the prior year not to exceed $15,800 for calendar year 2006. Our matching contributions to this plan were $1.0 million, $0.8 million and $0.7 million for fiscal 2006, 2005 and 2004, respectively.
     Share Based Compensation Plans
      As of August 1, 2005, we adopted the Financial Accounting Standard Board Statement No. 123(R) (SFAS 123(R)) to account for share based compensation. SFAS 123(R) requires us to record the cost of stock options and other equity-based compensation in our income statement based upon the estimated fair value of those awards. We elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and other equity-based compensation beginning in the first quarter of adoption. Accordingly, prior periods have not been restated to reflect share based compensation. For all unvested options outstanding as of August 1, 2005, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, will be recognized in the statement of operations over the remaining vesting period. For equity-based compensation granted subsequent to August 1, 2005, compensation expense, based on the fair value on the date of grant, will be recognized in the statement of operations over the vesting period. For deferred share units, it is our policy to determine the fair value of the units based on our common stock price at the date of grant which is then expensed over the applicable service period.
      Prior to December 11, 2002, we had two employee nonqualified stock option plans under which options were granted to officers and select employees. Options generally vested over three years and were exercisable over a five to ten-year period from the date of grant. The exercise price for each option was the fair market value of the common stock on the grant date. Our Board of Directors authorized 5,954,550 shares of common stock to be issued under these option plans.
      Prior to December 11, 2002, we also maintained a stock option plan for non-employee directors (the “Director Plan”) under which options were granted to our non-employee directors. The Director Plan provided that every year each eligible director was granted options to purchase 5,000 shares of our common stock which vest over a period of three years from the date of grant and are exercisable over five to ten years from the date of grant. The exercise price for each option granted was the fair market value at the date of grant. The Board of Directors authorized 600,000 shares of common stock to be issued under the Director Plan.
      On December 11, 2002, we adopted our current Share Incentive Plan that provides for the issuance to directors, officers and select employees of: (1) nonqualified options to purchase our common stock,

(2) incentive options to purchase our common stock, (3) share appreciation rights, (4) deferred share units, (5) restricted shares and (6) performance shares. Options issued to employees under the Share Incentive Plan have exercise prices equal to the fair market value at the date of grant; have five-year lives and vest over three years. Options issued to continuing non-employee directors under the Share Incentive Plan have exercise prices equal to the fair market value at the date of grant, have five-year lives and vest immediately. In lieu of options, non-employee directors have been granted the right to receive one deferred share unit (DSU) for each option which would otherwise have been granted. These DSU’s are vested immediately and automatically convert to one share of our common stock when the service as a director terminates. As of July 31, 2006, 1.3 million shares were reserved for issuance under this plan, with no more than 0.3 million of those shares issuable in any form other than stock options.
      Information related to share based compensation follows:

Year Ended
July 31, 2006

(In millions of dollars,
except per share data)
Compensation costs recorded for all plans	$6.0
Tax benefit recognized in income statement for share based compensation arrangements	1.7
Impact of adopting SFAS 123R to:
Net income	4.3
Basic earnings per share	0.12
Diluted earnings per share	0.11
      Share based compensation expense of $1.1 million was recorded in fiscal 2006 related to restricted stock that would have been recorded under the provisions of APB No. 25. SFAS 123(R) requires tax benefits relating to excess share based compensation deductions to be prospectively presented in our statement of cash flows as financing cash inflows. Accordingly, for the year ended July 31, 2006, we reported $4.3 million of excess tax benefits from share based compensation as cash provided by financing activities on our statement of cash flows. We have elected to adopt the alternative transition method, as described in FASB Staff Position FAS123(R)-3, in determining our opening amount of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R).
      Our policy of meeting the requirements upon exercise of stock options is to issue new shares.
      As of July 31, 2006, there was $7.3 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized on a straight line basis over the weighted average remaining period which is 2 years.

     Stock options
      The fair value of each option award granted after August 1, 2005 is estimated on the date of grant using a lattice-based option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on implied volatilities from traded options on our stock and historical volatility of our stock. We use historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees were reviewed and shown to have similar historical exercise behavior and are considered together for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

Year Ended
July 31, 2006

Expected volatility	50.8%
Expected dividends	0%
Expected term (in years)	4.0
Risk free rate	4.0%
      The following table provides additional information related to this stock option plan:

	For the Year Ended July 31, 2006

				Weighted
		Weighted	Weighted	Average	Aggregate
		Average	Average	Contractual	Intrinsic
	Number of	Exercise	Grant Date	Life In	Value
	Shares	Price	Fair Value	Years	(000’s)

Beginning balance	2,422,790	$17.52
Options granted	209,750	31.94	$13.29	4.2
Options exercised	(1,414,462)	17.69
Options forfeited	(39,605)	23.27

Total outstanding	1,178,473	19.70		2.8	$44,280

Options exercisable and vested	873,348	18.55		2.6	$33,817

      The total intrinsic value of options exercised during the year ended July 31, 2006, 2005 and 2004 was $32.8 million, $10.3 million and $9.0 million, respectively. The intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of an option. Cash received under all share-based payment arrangements for the year ended July 31, 2006 was $27.7 million. The tax benefit realized for the tax deductions resulting from option exercises of share-based payment arrangements was $4.0 million for the year ended July 31, 2006.
     Performance shares
      During October 2005, certain participants were awarded rights to receive restricted shares of the company in October 2006. Restricted shares will be granted, if earned, in October 2006. The number of shares is based upon established performance targets primarily relating to income before tax provision. The vesting of the issued restricted shares will be two years after the performance targets are assessed and therefore the service period is from the date of grant through July 31, 2008. These shares were valued initially at $31.94 per share for a total value of $2.5 million based upon the market price of the shares at the award date and the expected outcome of the performance targets. Based on the results for the year ended July 31, 2006 and that the fiscal 2006 performance targets were exceeded, we accrued additional share based compensation related to the performance shares. The shares were valued at $4.7 million at July 31, 2006, which will be recorded as compensation expense over the applicable service period. This compensation plan has been recorded as a liability. We recorded $1.3 million compensation expense related to this plan during the 2006 fiscal year.

     Restricted Stock
      Restricted shares awarded generally vest ratably over 3 years. The status of the restricted stock as of July 31, 2005 and the changes during the fiscal year through July 31, 2006 are presented below:

Number of
Shares

Nonvested at July 31, 2005	54,134
Activity for the quarter ended October 31, 2005:
Granted	97,500
Less: Vested	7,167
Less: Forfeited	1,888

Nonvested at October 31, 2005	142,579
Activity for the quarter ended January 31, 2006:
Granted	3,100
Less: Vested	14,540
Less: Forfeited	—

Nonvested at January 31, 2006	131,139

Activity for the quarter ended April 30, 2006:
Granted	2,000
Less: Vested	3,033
Less: Forfeited	4,388

Nonvested at April 30, 2006	125,718

Activity for the quarter ended July 31, 2006:
Granted	750
Less: Vested	1,499
Less: Forfeited	—

Nonvested at July 31, 2006	124,969

      The weighted average grant date fair value for the granted restricted stock was $32.23, $22.72 and $11.98 per share for the years ended July 31, 2006, 2005 and 2004, respectively. The total fair value of shares vested during the years ended July 31, 2006, 2005 and 2004 was as follows (in thousands of dollars):

	Year Ended
	July 31,

	2006	2005	2004

Fair value of shares vested	$1,026	$583	$155
     Employee Stock Purchase Plan
      On November 1, 1997, we initiated an employee stock purchase plan. This plan was amended and restated on December 11, 2002. The Board of Directors originally authorized 1,000,000 shares available for issuance under the plan and at July 31, 2006, 759,529 shares remained available for issuance. Participation is voluntary and substantially all full-time employees meeting limited eligibility requirements may participate. Contributions are made through payroll deductions and may not be less than 1% or more than 15% of the participant’s base pay as defined. The participant’s option to purchase common stock is deemed to be granted on the first day and exercised on the last day of the fiscal quarter at a price that is the lower of 85% of the market price on the first or last day of the fiscal quarter. During fiscal 2005, 86,940 shares of common stock were issued with a weighted average fair value at grant date of $18.41 per share. During fiscal 2004, 244,232 shares of common stock were issued with a weighted average fair value at grant date of $7.47 per share. Information related to the shares granted during fiscal 2006 is below. The fair value was determined using the Black-Scholes option valuation method using the assumptions shown below.

				Assumptions used in valuation model

	Shares	Quarter when	Grant date	Risk free		Expected	Expected
For the quarter ended	granted	to be issued	fair value	rate	Volatility	life	dividends

October 31, 2005	23,144	Second FY06	$7.52	3.5%	47%	90 days	—
January 31, 2006	21,878	Third FY06	$7.50	3.9%	40%	90 days	—
April 30, 2006	19,543	Fourth FY06	$10.67	4.7%	39%	90 days	—
July 31, 2006	17,807	First FY07	$12.07	4.9%	44%	90 days	—
     Pension Plan
      We maintain a contributory defined benefit pension plan (the “Pension Plan”) for eligible participating employees in the United Kingdom. Monthly contributions by employees are equal to 7.0% of their salaries increased from 5.5% effective December 1, 2005. We provide an additional contribution in an actuarially determined amount necessary to fund future benefits to be provided under the Pension Plan. Benefits provided are based upon 1/60 of the employee’s final pensionable salary (as defined in the Pension Plan) for each complete year of service up to 2/3 of the employee’s final pensionable salary and increase annually in line with inflation subject to a maximum of 5% per annum. The Pension Plan also provides for 50% of such actual or expected benefits to be paid to a surviving spouse upon the death of a participant. Pension Plan assets consist mainly of investments in marketable securities that are held and managed by an independent trustee.
      The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets measured at July 31, 2006 and July 31, 2005, respectively:

	July 31,

	2006	2005

	(In thousands)
Benefit obligation at beginning of year	$36,447	$19,882
Service cost	1,154	754
Interest cost	1,905	1,235
Contributions by plan participants	418	431
Actuarial loss	5,915	16,295
Benefits paid	(52)	(186)
Foreign currency exchange rate changes	2,518	(1,964)

Benefit obligation at end of year	$48,305	$36,447

Fair value of plan assets at beginning of year	$18,001	$14,088
Actual gain on plan assets	2,236	3,616
Employer contributions	994	972
Plan participants’ contributions	418	431
Benefits paid	(45)	(46)
Foreign currency exchange rate changes and other	1,202	(1,060)

Fair value of plan assets at end of year	$22,806	$18,001

      The funded status of the Pension Plan is as follows:

	July 31,

	2006	2005

	(In thousands)
Projected benefit obligation in excess of plan assets	$25,499	$18,446
Unrecognized prior service costs	(1,322)	(1,386)
Unrecognized actuarial loss	(9,017)	(5,003)

Net pension liability	$15,160	$12,057

      Amounts included in the consolidated balance sheet consist of:

	July 31,

	2006	2005

	(In thousands)
Accrued benefit obligation	$16,482	$13,443
Intangible asset	(1,322)	(1,386)

Net pension liability	$15,160	$12,057

Net amount recognized	(2,310)	(572)

Minimum pension liability in accumulated comprehensive income	$12,850	$11,485

      Our pension liability is included in “Other non-current liabilities” on our balance sheet. The minimum pension liability is recorded in “Accumulated comprehensive income — other” on our balance sheet and, net of tax, was $9.4 million in fiscal 2006 and $8.4 million in fiscal 2005.
      The net periodic pension costs are as follows:

	For the Years Ended July 31,

	2006	2005	2004

	(In thousands)
Service costs (benefits earned during the period)	$1,154	$754	$542
Interest cost on projected benefit obligation	1,905	1,235	1,061
Expected return on plan assets	(1,296)	(968)	(787)
Net amortization and deferral	899	164	194

Net periodic pension costs	$2,662	$1,185	$1,010

      The weighted average assumptions used to determine the projected benefit obligation and the expected long-term rate of return on assets are as follows:

	For the Years Ended
	July 31,

	2006	2005	2004

Discount rate	5.0%	5.0%	6.0%
Rates of increase in compensation levels	5.0%	4.3%	4.0%
Expected long-term rate of return on assets	6.5%	6.8%	6.5%
      The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We have used a rate we believe is appropriate for long-term investment in an equity-based portfolio. The discount rate is determined by using the return available from an index of AA-rated corporate non-callable bonds of appropriate duration and currency
      The weighted-average asset allocations by asset category for the plan assets are as follow:

	For the Years
Asset Category	Ended July 31,

	2006	2005

Equity securities and property	74.1%	98.0%
Cash and bonds	25.9%	2.0%

Total	100.0%	100.0%

      In prior years, our target weighted-average asset allocation for the plan assets was 100% in equity securities. In order to further manage the risk of the expected return, during fiscal 2006, this allocation target was changed to 65% in equity securities, 10% property and 25% in cash and bonds.

      For fiscal 2007, we plan to contribute $1.4 million to the pension plan. We expect future benefit payments of:

Year	Amount

(In thousands)
2007	$61
2008	85
2009	94
2010	107
2011	138
Years 2012 to 2015	2,433
8. Common and Preferred Stock and Exchangeable Shares
      We are authorized to issue 78.5 million shares of common stock.
      The Board of Directors, without any action by the stockholders, may issue up to one million shares of preferred stock, par value $.01, in one or more series and determine the voting rights, preferences as to dividends, liquidation, conversion, and other rights of such stock. There are no shares of preferred stock outstanding as of July 31, 2006.
      On May 27, 1997, our Board of Directors declared a distribution of one right for each outstanding share of common stock or Exchangeable Stock to shareholders of record at the close of business on June 12, 1997 and designated 400,000 shares of the authorized preferred stock as a class to be distributed under a shareholder rights agreement. Upon the occurrence of certain events enumerated in the shareholder rights agreement, each right entitles the registered holder to purchase a fraction of a share of our preferred stock or the common stock of an acquiring company. The rights, among other things, will cause substantial dilution to a person or group that attempts to acquire our company. The rights expire on May 15, 2007 and may be redeemed prior to that date. In September 2006, we amended our shareholder rights plan to provide that no rights will be issued to our current shareholders in connection with our previously announced plan to merge with Compagnie Générale de Géophysique (“CGG”).
      In January 2006, it was announced that Veritas Energy Services accelerated the automatic redemption date of its exchangeable shares and its class A exchangeable shares, series 1 to May 16, 2006, and that Veritas DGC exercised its right to redeem both classes of Veritas Energy Services exchangeable shares. On May 16, 2006, the closing date, each exchangeable share of both classes then outstanding was exchanged for one share of Veritas DGC common stock. Following the redemption on May 16, Veritas DGC owned all of the issued and outstanding shares of Veritas Energy Services. Therefore, since May 16, 2006, we have had only one class of stock outstanding.
9. Gain on Involuntary Conversion of Assets
      In January 2005, our seismic vessel Veritas Viking experienced an engine failure while acquiring data in the Gulf of Mexico and lost substantial amounts of overboard seismic equipment. This seismic equipment was insured at its replacement cost. As a result, insurance settlements for reimbursement of certain costs and to acquire replacement equipment in excess of the book value of the equipment lost less our deductible were recorded as a gain of $9.9 million during the fourth quarter of fiscal year 2005. An additional $2.0 million gain was recorded in the first quarter of fiscal 2006 due to the timing of the insurance settlements, which were completed as of July 31, 2006. The gain was included as a change in accounts receivable in the consolidated statement of cash flows.

10. Other (Income) Expense, Net
      Other (income) expense, net consists of the following:

	For the Years Ended July 31,

	2006	2005	2004

	(In thousands)
Net foreign currency exchange loss (gain)	$1,341	$(110)	$1,248
Loss from unconsolidated subsidiary[1]	—	—	958
Other	(1,218)	(765)	(621)

Total	$123	$(875)	$1,585

1 This subsidiary was consolidated with our adoption of FIN 46R as of April 30, 2004.
11. Net Income Per Common Share
      Basic and diluted earnings per common share are computed as follows:

	For the Years Ended July 31,

	2006	2005	2004

	(In thousands)
Net income	$82,231	$83,001	$5,221

Basic:
Weighted average common shares (including exchangeable shares)	35,260	33,843	33,572

Income per share	$2.33	$2.45	$.16

Diluted:
Weighted average common shares (including exchangeable shares)	35,260	33,843	33,572
Shares issuable from assumed conversion of notes	3,744	—	—
Shares issuable from assumed exercise of options	463	1,166	660
Shares issuable due to performance shares agreement	82	—	—
Shares issuable from assumed vesting of restricted stock	74	45	28

Total	39,623	35,054	34,260

Income per share	$2.08	$2.37	$.15

      The shares issuable from assumed conversion of notes for the year ended July 31, 2006 are based upon a stock price of $57.27, which was the closing price of Veritas DGC’s common stock at July 31, 2006. The shares issuable due to performance shares agreement relates to the stock to be issued in relation to meeting certain performance targets. The shares issuable from this program is also based upon a stock price of $57.27.
      The following options to purchase common shares have been excluded from the computation assuming dilution because the exercise prices of the options exceed the average market price of the underlying common shares.

	For the Years Ended July 31,

	2006	2005	2004

Number of options	13,705	681,650	1,079,591
Exercise price range	$43.56 — $55.13	$26.00 — $55.13	$14.56 — $55.13
Expiring through	May 2008	March 2012	March 2012

12. Assets and liabilities held for sale
      As of July 31, 2006 the land seismic acquisition business was considered held for sale. As of July 31, 2006, the balance sheet date, it was expected that this business would be sold to a third party with an expected closing to occur in the second fiscal quarter of fiscal 2007. The land seismic acquisition business met the criteria to be considered held for sale and was appropriately classified on the balance sheet in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Further, $2.7 million of depreciation expense was not recorded to reflect the depreciation expense from the time the assets met the criteria until the end of the fiscal year. The assets held for sale were included in the NASA and EAME segments. The land seismic acquisition business was not considered a discontinued operation due to our continuing involvement in the business because of anticipated ongoing contracts.
      Subsequent to July 31, 2006, these assets were no longer considered held for sale. See further discussion in Note 15, Subsequent Events.
      The geophysical vessel, the Searcher, and certain related equipment was classified as held for sale as of July 31, 2006. This vessel was considered for selling due to the fact that it was an older vessel and the costs to refurbish it would be significant. In July 2006, a new vessel, the Veritas Voyager was placed into service as a replacement to the Searcher. Obtaining a new vessel is expected to reduce vessel downtime and maintenance costs. Subsequent to July 31, 2006, the vessel was sold to a third party for $1 million and a gain of $0.5 million is to be recorded in the first quarter of fiscal 2007. The Searcher was included as part of the Asia Pacific segment.
      The amounts reclassified as held for sale are as follows:

	As of July 31, 2006

	Land	Searcher
	acquisition	vessel	Total

	(amounts in thousands)
Materials and inventory	$440	$—	$440
Prepayments and other	4,708	—	4,708

Current assets	5,148	—	5,148
Geophysical vessel	—	8,331	8,331
Geophysical equipment	144,096	2,206	146,302
Leasehold improvements and other	23,863	—	23,863

Total	167,959	10,537	178,496
Accumulated depreciation	(138,003)	(10,037)	(148,040)

Property and equipment, net	29,956	500	30,456
Total assets	$35,104	500	$35,604

Deferred revenue	$21,245	—	$21,245

Total current liabilities	$21,245	—	$21,245

13. Segment and Geographical Information
      We have organized the company into four reportable segments: North and South America (NASA); Europe, Africa, Middle East and Commonwealth of Independent States (EAME); Asia Pacific (APAC); and Veritas Hampson-Russell (VHR). In NASA, EAME and APAC, we conduct geophysical surveys on both a contract and a multi-client basis. When we conduct surveys on a contract basis, we acquire and process data for a single client who pays us to conduct the survey and owns the data we acquire. When we conduct surveys on a multi-client basis, we acquire and process data for our own account and license that data and associated products to multiple clients. NASA, EAME and APAC offer a common suite of these products and services to their customers, although each product or service may be adapted to meet the needs of the local markets. VHR licenses geophysical software and provides geophysical reservoir consulting services. The results of VHR’s operations were previously included in those of the NASA region; however, beginning in fiscal 2006, senior management began to review the results of VHR separately. This segmentation of our company is representative of the manner in which it is viewed and managed by our senior managers and our Board of Directors. The information related to the years ended July 31, 2005 and 2004 have been restated to reflect the new segment structure. A reconciliation of the reportable segments’ results to those of the total enterprise is given below:

	For the Year Ended July 31, 2006

	NASA	EAME	APAC	VHR	Corporate	Total

	(In thousands)
Revenue	$541,396	$148,739	$112,466	$19,587	$—	$822,188
Depreciation and amortization, net (other than multi-client)	28,778	5,518	4,637	4,004	983	43,920
Amortization of multi-client library	164,940	36,035	—	—	—	200,975
Operating income (loss)	137,194	23,533	18,142	(2,782)	(43,208)	132,879
Net income (loss) before income tax	141,417	24,298	18,604	(3,106)	(41,787)	139,426
Total assets	485,989	191,077	86,810	12,436	381,718	1,158,030

	For the Year Ended July 31, 2005

	NASA	EAME	APAC	VHR	Corporate	Total

	(In thousands)
Revenue	$388,632	$130,989	$98,171	$16,234	$—	$634,026
Depreciation and amortization, net (other than multi-client)	27,033	4,898	4,519	3,764	1,369	41,583
Amortization of multi-client library	112,019	43,420	4,286	—	—	159,725
Operating income (loss)	73,429	18,176	9,118	(4,811)	(31,671)	64,241
Net income (loss) before income tax	83,660	19,161	9,677	(4,853)	(31,402)	76,243
Total assets	501,995	119,632	51,915	14,680	278,376	966,598

	For the Year Ended July 31, 2004

	NASA	EAME	APAC	VHR	Corporate	Total

	(In thousands)
Revenue	$370,916	$118,448	$60,125	$14,980	$—	$564,469
Depreciation and amortization, net (other than multi-client)	29,095	2,583	4,438	3,762	422	40,300
Amortization of multi-client library	148,218	56,818	4,804	—	—	209,840
Operating income (loss)	57,510	6,026	1,851	(3,183)	(34,434)	27,770
Net income (loss) before income tax	58,772	5,918	142	(3,298)	(52,598)	8,936
Total assets	479,140	116,158	38,014	15,845	127,089	776,246
      Corporate includes corporate overhead and certain non-recurring adjustments. The assets within the Corporate segment consist primarily of cash.
      This table presents consolidated revenue by geographic area based on the location of the use of the product or service for the years ended July 31, 2006, 2005 and 2004:

	For the Years Ended July 31,

	2006	2005	2004

	(In thousands)
Geographic areas:
United States	$343,299	$287,993	$245,144
Canada	141,667	92,639	88,283
Latin America	67,401	17,178	57,210
Europe	93,589	71,852	79,182
Middle East/ Africa	60,771	62,515	32,513
Asia Pacific	115,461	101,849	62,137

Total	$822,188	$634,026	$564,469

      This table presents property and equipment, net of depreciation, by geographic area based on the location of the assets:

	For the Years Ended July 31,

	2006	2005	2004

	(In thousands)
Geographic areas:
United States	$81,773	$93,194	$83,181
Canada	2,962	14,808	17,317
Latin America	1,183	1,176	1,958
Europe	7,772	8,212	8,213
Middle East/ Africa	2,515	2,406	3,491
Asia Pacific	14,399	8,121	7,503

Total	$110,604	$127,917	$121,663

      In fiscal 2006, no customer accounted for 10% or more of total revenue. In fiscal 2005, a single, large multi-national oil company represented 12% of our revenue. In fiscal 2004, no customer accounted for 10% or more of total revenue.
14. Selected Quarterly Financial Data (Unaudited)

	For the Year Ended July 31, 2006

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

	(In thousands, except per share amounts)
Revenue	$168,678	$238,860	$236,219	$178,431
Net income	11,787	31,082	32,876	6,487
Net income per common share — basic	.34	.89	.92	.18
Net income per common share — diluted	.32	.81	.84	.16

	For the Year Ended July 31, 2005

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

	(In thousands, except per share amounts)
Revenue	$129,581	$192,228	$175,510	$136,707
Net income	978	17,368	18,407	46,248
Net income per common share — basic	.03	.51	.54	1.36
Net income per common share — diluted	.03	.51	.52	1.31
      Quarterly per share amounts may not total to annual per share amounts because weighted average common shares for the quarter may vary from weighted average common shares for the year.
15. Subsequent Events
      On September 5, 2006, we announced that we terminated discussions with a third party relating to the possible sale of the Company’s land seismic acquisition business. Subsequent to July 31, 2006, we have incurred costs of $10 million in connection with the possible sale of our land seismic acquisition business, which costs include amounts paid in settlement of all claims by the third party buyers and professional fees, including accounting and legal fees. The depreciation expense of $2.7 million previously not recorded related to these assets expected to be sold in fiscal 2006 will be recorded in fiscal 2007 as if the assets were not held for sale at any time. For further discussion on the assets and liabilities held for sale, see Note 12 above.
      On September 4, 2006, the Company and CGG, a French société anonyme, entered into an Agreement and Plan of Merger, dated as of September 4, 2006 (the “Merger Agreement”), by and among the Company, CGG, Volnay Acquisition Co. I, a Delaware corporation and wholly owned subsidiary of CGG (“Merger Sub I”), and Volnay Acquisition Co. II, a Delaware corporation and wholly owned subsidiary of CGG (“Merger Sub II”), under which CGG has agreed to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”). Under the terms of the Merger

Agreement, which was approved by the Boards of Directors of both the Company and CGG, Merger Sub I will merge with and into the Company with the Company continuing as the surviving corporation, and immediately thereafter, the Company will merge with and into Merger Sub II with Merger Sub II continuing as the surviving corporation as a wholly owned subsidiary of CGG.
      Total consideration for the Company Common Stock is fixed at $1.5 billion in cash and 47 million American Depository Shares (the “ADSs”) of CGG, with each ADS representing one-fifth of an ordinary share, nominal value €2.00 per share, of CGG (each a “CGG Ordinary Share”). Under the terms of the Merger Agreement, stockholders of the Company will have the right to elect to receive cash or ADSs, subject to a proration if either cash or stock is oversubscribed. The per share consideration is initially set at $75.00 in cash or 2.2501 ADSs and is subject to adjustment upwards or downwards so that each share of Company Common Stock receives consideration representing equal value. This adjustment, however, will not increase or decrease the total amount of cash or the total number of ADSs to be issued in the transaction. Based on the closing price of CGG’s ADSs on August 29, 2006, the stockholders of the Company would receive, in the aggregate, consideration comprised of 51% ADSs and 49% cash.
      Consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things, (1) approval by the stockholders of the Company and CGG, (2) the receipt of all required regulatory approvals and (3) the effectiveness of the registration statement on Form F-4 and the registration statement on Form F-6 relating to the ADSs to be issued in the merger. In the event of a termination of the Merger Agreement under certain circumstances, the Company or CGG may be required to pay the other party certain termination fees as more fully explained in the Merger Agreement filed as Exhibit 2.1 to Veritas DGC Inc.’s Form 8-K dated September 4, 2006.
      Upon closing of the transaction, several significant items would occur including, without limitation, the following:

•	All of our outstanding stock options would fully vest and restrictions on most outstanding restricted shares would vest.

•	CGG will assume our convertible debt, which would continue to be fully convertible, and the holders of the debt would have the option of exercising their put right to CGG.

•	Any outstanding borrowings and letters of credit under the credit facility would be due immediately upon closing of the transaction.

•	A significant amount of severance compensation may be paid to executives of the company, including the named executive officers.

•	Other material effects of the merger will be more fully discussed in the proxy statement/prospectus on Form F-4 which CGG plans to file with the SEC and in the proxy statement/prospectus relating to the proposed transaction, which will be sent to each Veritas stockholder in connection with the meeting of Veritas stockholders that we intend to call to vote to adopt the merger agreement.
16. Guarantor Financial Information
      In connection with the merger with CGG, as described above in Note 15, certain of Veritas subsidiaries will guarantee obligations on a joint and several, full and unconditional basis related to debt securities offered by CGG. Each subsidiary guarantor is owned 100% by the Company. The following tables present parent guarantor, subsidiary guarantors and combined non-guarantors condensed consolidating balance sheets of the Company and its subsidiaries at July 31, 2006 and July 31, 2005 and the condensed consolidating results of operations and cash flows for the fiscal years ended July 31, 2006, July 31, 2005 and July 31, 2004. The information classifies the Company’s subsidiaries into Veritas DGC Inc. (parent company guarantor), the subsidiary guarantors, and the combined non-guarantors based upon the classification of those subsidiaries under the terms of the debt securities offered by CGG.

Condensed Consolidating Statement of Operations
Year ended July 31, 2006

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Revenue	$—	$384,078	$447,846	$(9,736)	$822,188
Cost of services	—	280,788	374,428	(9,147)	646,069
General and administrative	2,809	37,755	2,676	—	43,240

Operating income	(2,809)	65,535	70,742	(589)	132,879
Interest (income) expense	(23,360)	21,931	(3,241)	—	(4,670)
Gain on involuntary conversion of assets	—	(2,000)	—	—	(2,000)
Equity in (earnings) losses of subsidiaries	(71,601)	(21,504)	—	93,105	—
Other (income) expense, net	—	35	(217)	305	123

Income before provision (benefit) for income taxes	92,152	67,073	74,200	(93,999)	139,426
Provision (benefit) for income taxes	9,921	17,621	29,653	—	57,195

Net income	$82,231	$49,452	$44,547	$(93,999)	$82,231

Condensed Consolidating Statement of Operations
Year ended July 31, 2005

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Revenue	$—	$338,261	$300,630	$(4,865)	$634,026
Cost of services	—	262,116	280,275	(4,501)	537,890
General and administrative	1,890	28,411	1,594	—	31,895

Operating income	(1,890)	47,734	18,761	(364)	64,241
Interest (income) expense	(26,458)	26,235	(1,043)	—	(1,266)
Gain on involuntary conversion of assets	—	(9,861)	—	—	(9,861)
Equity in (earnings) losses of subsidiaries	(51,820)	(2,219)	—	54,039	—
Other (income) expense, net	—	96	(1,186)	215	(875)

Income before provision (benefit) for income taxes	76,388	33,483	20,990	(54,618)	76,243
Provision (benefit) for income taxes	(6,613)	(8,230)	8,085	—	(6,758)

Net income	$83,001	$41,713	$12,905	$(54,618)	$83,001

Condensed Consolidating Statement of Operations
Year ended July 31, 2004

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Revenue	$—	$294,776	$274,565	$(4,872)	$564,469
Cost of services	—	240,896	272,995	(2,646)	511,245
General and administrative	1,864	24,190	—	(600)	25,454

Operating income	(1,864)	29,690	1,570	(1,626)	27,770
Interest (income) expense	(4,118)	20,283	1,084	—	17,249
Gain on involuntary conversion of assets	—	—	—	—	—
Equity in (earnings) losses of subsidiaries	(2,253)	34,151	—	(31,898)	—
Other (income) expense, net	—	(638)	2,003	220	1,585

Income before provision (benefit) for income taxes	4,507	(24,106)	(1,517)	30,052	8,936
Provision (benefit) for income taxes	(714)	(2,778)	7,207	—	3,715

Net income	$5,221	$(21,328)	$(8,724)	$30,052	$5,221

Condensed Consolidating Balance Sheet
July 31, 2006

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$5,418	$295,634	$100,903	$—	$401,955
Restricted cash investments	—	—	302	—	302
Accounts receivable	9,873	97,292	108,079	—	215,244
Materials and supplies inventory	—	4,899	1,467	—	6,366
Prepayments and other	1,445	14,342	3,130	—	18,917
Deferred tax asset	14,616	1,819	(8,210)	—	8,225
Current assets held for sale	—	1,791	3,357	—	5,148

Total current assets	31,352	415,777	209,028	—	656,157
Property and equipment	—	290,866	68,817	—	359,683
Less accumulated depreciation	—	(201,357)	(47,722)	—	249,079

Property and equipment, net	—	89,509	21,095	—	110,604
Multi-client data library	—	129,876	166,727	—	296,603
Intercompany receivable	616,026	—	—	(616,026)	—
Investment in subsidiaries	190,083	149,394	76,443	(415,920)	—
Other assets	34,433	14,762	15,015	—	64,210
Noncurrent assets held for sale	—	8,598	21,858	—	30,456

Total	$871,894	$807,916	$510,166	$(1,031,946)	$1,158,030

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$155,000	$—	$—	$—	$155,000
Accounts payable, trade	—	54,508	53,355	—	107,863
Accrued and deferred income taxes	1,245	3,177	24,802	—	29,224
Deferred revenue	—	4,616	24,664	—	29,280
Other accrued liabilities	1,554	41,711	27,048	—	70,313
Current liabilities held for sale	—	20,124	1,121	—	21,245

Total current liabilities	157,799	124,136	130,990	—	412,925
Non-current liabilities:
Intercompany payable	—	497,913	118,113	(616,026)	—
Other non-current liabilities	3,551	9,386	21,624	—	34,561

Total non-current liabilities	3,551	507,299	139,737	(616,026)	34,561

Stockholders’ equity:
Common stock	372	3,132	26,936	(30,068)	372
Other stockholders’ equity	710,172	173,349	212,503	(385,852)	710,172

Total stockholders’ equity	710,544	176,481	239,439	(415,920)	710,544

Total	$871,894	$807,916	$510,166	$(1,031,946)	$1,158,030

Condensed Consolidating Balance Sheet
July 31, 2005

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$2,977	$177,824	$68,592	$—	$249,393
Restricted cash investments	—	—	237	—	237
Accounts receivable	224	91,675	74,090	—	165,989
Materials and supplies inventory	—	3,359	2,022	—	5,381
Prepayments and other	1,175	13,482	4,243	—	18,900
Deferred tax asset	9,627	12,819	(9,960)	—	12,486

Total current assets	14,003	299,159	139,224	—	452,386
Property and equipment	—	346,354	148,736	—	495,090
Less accumulated depreciation	—	(246,191)	(120,982)	—	367,173

Property and equipment, net	—	100,163	27,754	—	127,917
Multi-client data library	—	141,206	175,587	—	316,793
Intercompany receivable	559,618	—	—	(559,618)	—
Investment in subsidiaries	138,816	157,114	87,311	(383,241)	—
Other assets	43,221	10,199	16,082	—	69,502

Total	$755,658	$707,841	$445,958	$(942,859)	$966,598

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade	$61	$37,569	$38,180	$—	$75,810
Accrued and deferred income taxes	9,402	—	—	—	9,402
Deferred revenue	—	24,020	18,023	—	42,043
Other accrued liabilities	521	44,765	19,907	—	65,193

Total current liabilities	9,984	106,354	76,110	—	192,448
Non-current liabilities:
Long-term debt	155,000	—	—	—	155,000
Intercompany payable	—	458,121	101,497	(559,618)	—
Other non-current liabilities	8,126	10,342	18,134	—	36,602

Total non-current liabilities	163,126	468,463	119,631	(559,618)	191,602

Stockholders’ equity:
Common stock	355	3,132	26,985	(30,117)	355
Other stockholders’ equity	582,193	129,892	223,232	(353,124)	582,193

Total stockholders’ equity	582,548	133,024	250,217	(383,241)	582,548

Total	$755,658	$707,841	$445,958	$(942,859)	$966,598

Condensed Consolidating Statement of Cash Flows
Year ended July 31, 2006

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Cash flows from (used in):
Operating activities	$(29,580)	$174,295	$191,900	$—	$336,615
Investing activities	—	(56,485)	(160,357)	—	(216,842)
Financing activities	32,021	—	(2,023)	—	29,998

Subtotal	2,441	117,810	29,520	—	149,771
Currency gain on foreign cash	—	—	2,791	—	2,791

Increase (decrease) in cash	2,441	117,810	32,311	—	152,562
Beginning cash balance	2,977	177,824	68,592	—	249,393

Ending cash balance	$5,418	$295,634	$100,903	$—	$401,955

Condensed Consolidating Statement of Cash Flows
Year ended July 31, 2005

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Cash flows from (used in):
Operating activities	$(8,133)	$171,513	$167,915	$—	$331,295
Investing activities	—	(77,492)	(129,223)	—	(206,715)
Financing activities	7,652	—	—	—	7,652

Subtotal	(481)	94,021	38,692	—	132,232
Currency gain on foreign cash	—	—	862	—	862

Increase (decrease) in cash	(481)	94,021	39,554	—	133,094
Beginning cash balance	3,458	83,803	29,038	—	116,299

Ending cash balance	$2,977	$177,824	$68,592	$—	$249,393

Condensed Consolidating Statement of Cash Flows
Year ended July 31, 2004

	Parent
	Company	Subsidiary	Combined		Consolidated
	Guarantor	Guarantors	Non-Guarantors	Eliminations	Totals

	(dollars in thousands)
Cash flows from (used in):
Operating activities	$45,737	$91,248	$106,049	$—	$243,034
Investing activities	—	(59,257)	(93,135)	—	(152,392)
Financing activities	(46,682)	—	—	—	(46,682)

Subtotal	(945)	31,991	12,914	—	43,960
Currency gain on foreign cash	—	—	242	—	242

Increase (decrease) in cash	(945)	31,991	13,156	—	44,202
Beginning cash balance	4,403	51,812	15,882	—	72,097

Ending cash balance	$3,458	$83,803	$29,038	$—	$116,299

      On July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109”.

This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) 109, “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Group will be required to adopt this interpretation in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of FIN 48 and has not yet determined the impact on the consolidated financial statements.
      In September 2006, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 addresses the diversity in practice in quantifying financial statement misstatements and establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Group’s financial statements and the related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006. Management currently does not expect that the adoption of SAB 108 will have a material impact on the Group’s consolidated financial statements.
      In September 2006, the FASB issued SFAS 158, “Employers’Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS 158 requires the employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. SFAS 158 is effective for fiscal years ending after December 15, 2006. Management currently does not expect that the adoption of SFAS 158 will have a material impact on the Group’s consolidated financial statements.
      In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group will be required to adopt this interpretation in the first quarter of fiscal year 2009. Management is currently evaluating whether adoption of SFAS 157 will have an impact on the Group’s consolidated financial statements.